AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 3, 2004

REGISTRATION NO. 333-112834

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO.5

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SAXON REIT, INC.

(Exact Name Of Registrant As Specified In Its Charter)

MARYLAND	6162	30-0228584
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

4860 COX ROAD, SUITE 300

GLEN ALLEN, VIRGINIA 23060

(804) 967-7400

(Address, Including Zip Code, And Telephone Number, Including Area Code, Of Registrant’s Principal Executive Offices)

MICHAEL L. SAWYER

CHIEF EXECUTIVE OFFICER

SAXON REIT, INC.

4860 COX ROAD, SUITE 300

GLEN ALLEN, VIRGINIA 23060

(804) 967-7400

(Name, Address, Including Zip Code, And Telephone Number, Including Area Code, Of Agent For Service)

COPIES TO:

R. NICHOLAS SINGH

MCKEE NELSON LLP

1919 M STREET, N.W., SUITE 800

WASHINGTON, D.C. 20036

(202) 775-4134

Approximate Date of Commencement of Proposed Sale of the Securities to the Public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum Aggregate Offering Price(2)	Amount of registration fee(3)
Common Stock, par value $0.01 per share	33,739,498	$26.925	$908,435,983.65	$115,098.84

(1)	Includes the maximum number of shares of common stock, par value $0.01 per share, of Saxon REIT, Inc., a Maryland corporation, that may be issuable pursuant to the merger described in the proxy statement/prospectus that forms a part of this Registration Statement, based upon the number of shares of common stock, par value $0.01 per share, of Saxon Capital, Inc. outstanding at the close of business on July 29, 2004 or that may be issuable pursuant to the exercise of outstanding options or other rights prior to the date the merger is expected to be completed.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f) promulgated under the Securities Act.

(3)	The registration fee includes $115,098.84 previously paid in connection with this Registration Statement with respect to 33,739,498 shares of common stock.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Proxy Statement/Prospectus

Subject to completion, dated August 3, 2004

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SAXON CAPITAL, INC.

4860 COX ROAD

SUITE 300

GLEN ALLEN, VIRGINIA 23060

[Date]

Dear Saxon Shareholder:

You are cordially invited to attend the 2004 annual meeting of shareholders of Saxon Capital, Inc., a Delaware corporation, which will be held at the Richmond Marriott West, 4240 Dominion Boulevard, Glen Allen, Virginia 23060 on September     , 2004 at 8:00 a.m., local time.

I am pleased to report that after careful consideration, our board of directors has unanimously approved a plan to restructure our business operations to allow a portion of Saxon’s business operations to be taxed as a real estate investment trust, or a REIT, for federal income tax purposes. We refer to this restructuring as the REIT conversion. In connection with the REIT conversion, for each share of Saxon Capital common stock you own, you will receive one share of Saxon REIT common stock and a certain amount of cash per share. We have not yet determined the amount of the cash to be paid per share, and therefore, you will not know the value of the cash consideration you will receive in the REIT conversion until after you have voted on the merger agreement. Saxon Capital has determined to pay cash consideration in addition to common stock in connection with the merger in part because the cash payment will enable Saxon REIT to satisfy one of the requirements for REIT qualification. Further, Saxon Capital believes that it is appropriate for shareholders to receive a cash return for their investment in Saxon Capital common stock since prior to the REIT conversion Saxon Capital has not paid any dividends. The total amount of cash consideration will be determined by Saxon Capital’s board of directors after the 2004 annual meeting but shortly before it determines whether to consummate the REIT conversion.

After the consummation of the REIT conversion, Saxon REIT, Inc. will change its name to Saxon Capital, Inc., and we anticipate that the shares of its common stock will trade on the Nasdaq National Market under our current symbol “SAXN.”

At the annual meeting, you will be asked to approve (a) the Agreement and Plan of Merger, dated as of July 12, 2004, (b) the election of two directors of Saxon, (c) the 2004 Incentive Compensation Plan, (d) the 2004 Employee Stock Purchase Plan and (e) such other matters as may properly come before the meeting or any adjournments or postponements thereof.

Your vote is very important. We cannot complete the merger unless the holders of a majority of the outstanding shares of Saxon Capital common stock vote for the merger agreement. Our board of directors has unanimously approved the merger agreement and the transactions described in the merger agreement and recommends that you approve the merger agreement, the election of the nominee directors, the approval of the 2004 Incentive Compensation Plan, and the approval of the 2004 Employee Stock Purchase Plan at the meeting.

Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us in the enclosed postage-paid envelope. If you sign, date, and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote for the proposals submitted at the meeting. Returning the proxy card does not deprive you of your right to attend the meeting and to vote your shares in person.

This proxy statement/prospectus is a prospectus of Saxon REIT as well as a proxy statement for Saxon Capital and provides you with detailed information about the REIT conversion and the annual meeting. We encourage you to read carefully this entire proxy statement/prospectus, including all its annexes, and we especially encourage you to read the section on “Risk Factors” beginning on page 22.

We appreciate your cooperation in considering and acting on the matters presented.

Sincerely,

/s/ Michael L. Sawyer
Michael L. Sawyer
Chief Executive Officer and President

Neither the Securities and Exchange Commission nor any state securities regulator has approved the Saxon REIT common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated August     , 2004, and was first mailed to our shareholders, together with the enclosed proxy card, on or about August     , 2004.

SAXON CAPITAL, INC.

4860 COX ROAD, SUITE 300

GLEN ALLEN, VIRGINIA 23060

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held on September     , 2004

The annual meeting of shareholders of Saxon Capital, Inc. will be held on September     , 2004 at 8:00 a.m., local time, at the Richmond Marriott West, 4240 Dominion Boulevard, Glen Allen, Virginia 23060 for the following purposes:

1.	To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of July 12, 2004, among Saxon Capital, Saxon REIT, Inc., a Maryland corporation, Saxon Capital Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Saxon REIT, and Saxon Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Saxon Capital Holdings. The merger agreement provides for the merger of Saxon Merger Corporation with and into Saxon Capital, followed by the merger of Saxon Capital with and into Saxon Capital Holdings. We refer to these transactions together as the merger. We recently formed Saxon REIT, Saxon Capital Holdings and Saxon Merger Corporation to effectuate Saxon Capital’s conversion to a real estate investment trust, or REIT. Saxon REIT will elect to be treated as a REIT for federal income tax purposes. The merger agreement is included as Annex A to this proxy statement/prospectus. In the merger, each outstanding share of Saxon Capital common stock will be converted into the right to receive one share of Saxon REIT common stock. In addition, the shareholders will also receive an aggregate of between approximately $100 million and $140 million in cash. Based on this range, if no currently outstanding options or warrants are exercised prior to the closing of the merger, the per share amount will be between $3.45 and $4.83. Based on this range, if all currently outstanding options and warrants are exercised prior to the closing of the merger, the per share amount will be between $3.04 and $4.26;

2.	To elect two directors of Saxon Capital;

3.	To vote upon a proposal to approve the 2004 Incentive Compensation Plan;

4.	To vote upon a proposal to approve the 2004 Employee Stock Purchase Plan; and

5.	To transact any other business that may properly come before the Saxon Capital annual meeting or any adjournment or postponement of the annual meeting.

Each of the foregoing items of business is more fully described in this proxy statement/prospectus, which we urge you to read carefully. The merger is discussed in the section entitled “Proposal 1 — Approval of the Merger Agreement — The REIT Conversion Transactions — Terms of the Merger.” Saxon Capital reserves the right to cancel or defer the merger even if shareholders of Saxon Capital vote to approve the merger agreement and the other conditions to the consummation of the merger are satisfied or waived, if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Saxon Capital and its shareholders.

Holders of record of Saxon Capital common stock at the close of business on     , 2004, our record date, are entitled to notice of, and to vote at, the Saxon Capital annual meeting and any adjournment or postponement thereof.

The merger cannot be completed unless the holders of a majority of the outstanding shares of Saxon Capital common stock that are entitled to vote approve the merger agreement.

All shareholders of Saxon Capital are invited to attend the annual meeting in person. However, to ensure your representation at the annual meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-paid envelope. Shareholders who do not present admission tickets at the meeting will be admitted only upon verification of stock ownership at the registration desk. You may revoke your proxy at any time before it is voted at the annual meeting in the manner described in the section of the proxy statement/prospectus entitled “Voting and Proxies.” Any executed but unmarked proxy cards we receive will be voted in favor of the items of business listed above.

By Order of the Board of Directors,

/s/ Richard D. Shepherd
Richard D. Shepherd
Secretary

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about Saxon Capital from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents related to Saxon Capital that are incorporated by reference in this document through the Securities and Exchange Commission’s website at http://www.sec.gov or by requesting them in writing or by telephone from Saxon Capital:

SAXON CAPITAL, INC.

Investor Relations Office

4860 COX ROAD

SUITE 300

GLEN ALLEN, VIRGINIA 23060

Attention: Bobbi Roberts – Vice President, Investor Relations

Telephone: (804) 967-7879

See “Documents Incorporated by Reference” on page 60 and “Where You Can Find Additional Information” on page 324. In order to obtain timely delivery, shareholders must request the information no later than September     , 2004, which is five business days before the date of the annual meeting.

i

Annex A – Agreement and Plan of Merger

Annex B – 2004 Incentive Compensation Plan

Annex C – 2004 Employee Stock Purchase Plan

Annex D – Form of Tax Opinion of McKee Nelson LLP

QUESTIONS AND ANSWERS ABOUT THE REIT CONVERSION AND MERGER

Q:	What is proposed?

A:	Our board of directors has approved a plan to make changes to our capital structure to enable Saxon Capital to elect to be treated as a REIT, for federal income tax purposes. We refer to this plan, including the related restructuring transactions and the raising of additional capital in connection with the plan, as the REIT conversion. The REIT conversion consists of the following key components:

•	reorganizing Saxon Capital and Saxon REIT in a series of transactions resulting in Saxon Capital becoming a wholly-owned subsidiary of Saxon REIT;

•	changing our capital structure to enable us to qualify as a REIT and electing REIT status for federal income tax purposes;

•	raising additional capital through the sale of additional Saxon REIT common stock, which we currently expect to be approximately $500 million;

•	having Saxon REIT purchase from Saxon Capital assets that will be qualifying assets and sources of qualifying income for purposes of enabling Saxon REIT to satisfy asset and income source tests applicable to REITs; and

•	distributing to each shareholder of Saxon Capital one share of Saxon REIT common stock and, based on an aggregate of between approximately $100 million and $140 million in total cash consideration, (1) if no currently outstanding options or warrants are exercised prior to the closing of the merger, the per share amount will be between $3.45 and $4.83, and (2) if all currently outstanding options and warrants are exercised prior to the closing of the merger, the per share amount will be between $3.04 and $4.26.

Q:	What is a REIT?

A:	A REIT is a company that derives most of its income from real estate mortgages or property. A corporation that qualifies as a REIT generally is not subject to federal corporate income taxes on income and gain that it distributes to its shareholders, resulting in a reduction of its corporate-level taxes.

Q:	Why is Saxon Capital proposing the REIT conversion?

A:	Saxon Capital is proposing the REIT conversion primarily for the following reasons:

•	the REIT structure will reduce corporate-level taxes and the need to incur debt to reduce corporate-level taxes through interest deductions, will improve our financial flexibility and allow us to continue to strengthen our balance sheet by reducing our overall debt to equity ratio over time;

•	by becoming a distribution paying company, we may expand our shareholder base to include investors attracted by yield as well as asset quality, which is expected to facilitate our capital-raising efforts; and

•	a larger shareholder base may improve the liquidity of our capital stock.

Q:	How will Saxon Capital’s business operations change as a result of the REIT conversion?

A:	We expect that we will continue to conduct our loan origination and servicing business after the REIT conversion as they are currently conducted. We will continue to use our current mortgage loan underwriting guidelines, credit and pricing discipline, and loan servicing practices. Moreover, we will continue our current retail, wholesale, and correspondent loan production channels. After our conversion to a REIT, we intend to continue our current loan origination and servicing businesses through taxable REIT subsidiaries. We may in the future, but may not initially, have the ability to conduct loan origination and/or servicing in our REIT or in qualified REIT subsidiaries. In addition, after the REIT conversion, our strategy will be to accumulate in our REIT or in qualified REIT subsidiaries a portfolio of non-conforming mortgage loans that we originate in our taxable REIT subsidiaries to produce stable net interest income and dividends to our shareholders. To comply with the quarterly assets tests applicable to REITs, we expect that, by the end of the fiscal quarter in which the REIT conversion is consummated, we will hold at least 80% of our assets through our REIT or one or more qualified REIT subsidiaries. In addition, we expect to conduct a portion of our business through our REIT or one or more qualified REIT subsidiaries in the future. However, following our election to be taxed as a REIT, initially, we will hold a significant portion of our assets, and conduct a substantial portion of our business, through one or more taxable REIT subsidiaries. We also intend to sell loans in our taxable REIT subsidiaries and generate origination fees and servicing income in those subsidiaries, enabling us to increase our capital by retaining the after tax income in those subsidiaries, subject to the limitations imposed by REIT tax rules.

Our securitizations and our hedging practices, however, will change as a result of the REIT conversion. Historically, our securitizations have been structured as real estate mortgage investment conduits, or REMICs, the use of which results in a sale of the securitized mortgage loans for federal income tax purposes. Following the REIT conversion, we intend to structure most or all of our securitizations as non-REMIC borrowing transactions for federal income tax purposes, which will facilitate compliance with the REIT income and asset tests and allow us to defer recognition of any taxable gain associated with the securitized mortgage loans.

We will have less flexibility in some respects in structuring our non-REMIC borrowing transactions than we had with our prior REMIC securitizations:

•	unlike in the case of a REMIC, all of the debt securities issued to investors in a non-REMIC securitization generally must have an investment-grade rating;

•	the equity interest in a non-REMIC securitization generally is less liquid than its REMIC analogue because it must be wholly-owned by a REIT or a qualified REIT subsidiary; and

•	we will have less flexibility in structuring “interest only” type securities in a non-REMIC securitization than in a REMIC.

We believe, however, that the benefits from deferring the recognition of any taxable gain associated with the mortgage loans securitized through non-REMIC borrowing transactions will exceed the economic cost of the structuring limitations related to those transactions.

Following the REIT conversion, we expect to continue our current hedging strategy; however, the REIT qualification tests will limit the amount of income we can realize from financial derivatives in the REIT. As a result, we may be required to conduct some hedging activities through taxable REIT subsidiaries, which will subject the related hedging income to corporate income tax and, in some circumstances, may limit the effectiveness of our hedging strategy.

Q:	How will Saxon Capital’s practices relating to whole loan sales change as a result of Saxon’s conversion to a REIT?

A:	After our conversion to a REIT, we intend to continue our current loan origination and servicing businesses through taxable REIT subsidiaries. We may in the future, but may not initially, have the ability to conduct loan origination and/or servicing in our REIT or in qualified REIT subsidiaries. We expect that all loans we intend to retain in our portfolio will be sold as soon as practicable after origination by our taxable REIT subsidiaries to Saxon REIT or one or more qualified REIT subsidiaries at arm’s-length fair market value prices. We do not expect any other significant changes to our current approach to whole loan sales. We expect to continue to sell to non-affiliates a relatively small portion of our production that we determine will most profitably be sold as opposed to retained in our portfolio. We expect to continue to retain and securitize most of our loans, and to finance our loan portfolio for the long-term through securitization. For a more detailed discussion of the changes that we expect as a result of the REIT conversion, including our expected practices relating to the pricing of transactions between our taxable REIT subsidiaries and Saxon REIT, see the section entitled “Business.”

Q:	What is a taxable REIT subsidiary?

A:

A taxable REIT subsidiary is a corporation in which a REIT owns stock and which joins the REIT in filing a taxable REIT subsidiary election on IRS Form 8875. The term “taxable REIT subsidiary” also includes any corporation in which a taxable REIT subsidiary owns securities representing more than 35% of the voting power or more than 35% of the value of the issuing corporation’s outstanding securities. A taxable REIT subsidiary can conduct activities that generate gross income that would not be qualifying income for purposes of the gross income tests applicable to REITs and can hold assets that would not be qualifying assets for purposes of the quarterly asset tests applicable to REITs. As the name implies, taxable REIT subsidiaries are subject to corporate income tax on the income they recognize, and, unlike a REIT, they are not allowed a deduction for distributions they pay on their stock. Following the REIT conversion, Saxon Capital Holdings will join Saxon REIT in filing an election on IRS Form 8875 so that Saxon Capital Holdings and Saxon Capital’s subsidiaries (other than Saxon REIT and Saxon Merger Corporation) will be taxable REIT subsidiaries of Saxon REIT.

Q:	What is a qualified REIT subsidiary?

A:	A qualified REIT subsidiary is a corporation in which a REIT owns 100% of the stock for which the REIT does not make a taxable REIT subsidiary election. As such, the qualified REIT subsidiary’s separate existence will be disregarded for federal income tax purposes, and its assets, liabilities, and items of income, deduction and credit will be treated as Saxon REIT’s assets, liabilities, and items of income, deduction, and credit. Although a qualified REIT subsidiary will not be subject to federal corporate income taxation, it may be subject to state and local taxation in certain jurisdictions.

Q:	What will happen in the REIT conversion?

A:	The merger agreement sets forth the terms and conditions of Saxon REIT’s proposed acquisition of Saxon Capital. The merger agreement is attached to this proxy statement/prospectus as Annex A and incorporated into this proxy statement/prospectus by reference. We urge you to read the merger agreement carefully.

First, Saxon Merger Corporation, a wholly-owned subsidiary of Saxon Capital Holdings, will merge with and into Saxon Capital, and Saxon Capital, as the surviving corporation, will then immediately merge with and into Saxon Capital Holdings, a wholly-owned subsidiary of Saxon REIT, and Saxon Capital Holdings will be the surviving corporation. In this proxy statement/prospectus, we refer to the merger of Saxon Merger Corporation with and into Saxon Capital and the merger of Saxon Capital with and into Saxon Capital Holdings together as the merger. Following the merger, former Saxon Capital shareholders and option holders will become shareholders and option holders of Saxon REIT. Saxon REIT will then file an amendment to the Saxon REIT charter, which will change its name to Saxon Capital, Inc.

Second, as a condition to the consummation of the merger, Saxon REIT plans to issue common stock to the public in an amount that we currently expect to be approximately $500 million. Although we have entered into a letter agreement with Friedman, Billings, Ramsey & Co., Inc., or FBR, to serve as lead underwriter in the public offering, at this time, Saxon REIT does not have a firm commitment underwriting arrangement in place, which typically is only entered into at the time a public offering is priced, and therefore, raising approximately $500 million is not a certainty. Moreover, because the amount of the public offering is not known, it is uncertain whether the amount Saxon REIT is able to raise will be sufficient for Saxon Capital’s board of directors to consummate the merger. We will not consummate the merger unless we raise at least $350.0 million after payment of fees and estimated expenses in the public offering. We expect to use the net proceeds from the public offering, after deducting underwriting discounts and commissions, financial advisory fees, and our estimated expenses of the REIT conversion, to retire a $25 million promissory note of Saxon Capital, unless (1) we renegotiate the note on terms favorable to us or (2) we have previously retired the note, to pay the cash component of the merger consideration, to purchase assets from Saxon Capital, and the remainder of the proceeds, if any, for working capital, including to repay a portion of the outstanding balances under our warehouse financing facilities.

Third, Saxon Capital Holdings (as the surviving corporation in the merger with Saxon Capital) will sell, or cause one or more of its subsidiaries to sell, certain assets to Saxon REIT that will be qualifying assets and sources of qualifying income for purposes of enabling Saxon REIT to satisfy asset and income source tests applicable to REITs.

We refer to the merger, the related restructuring transactions, including the issuance and sale by Saxon REIT of shares of common stock in a public offering in an amount which we currently expect to be approximately $500 million, and the election of REIT status by Saxon REIT in this proxy statement/prospectus as the REIT conversion.

For a more complete description of the REIT conversion, see the section entitled “Proposal 1—Approval of the Merger Agreement—The REIT Conversion Transactions.”

Q:	What will Saxon Capital shareholders receive in connection with the merger?

A:	Shares of Saxon REIT common stock and cash. If the merger is completed, each outstanding share of Saxon Capital common stock at the closing time of the merger will be converted into the right to receive one share of Saxon REIT common stock. In addition, the shareholders will also receive an aggregate of between approximately $100 million and $140 million in cash. Based on this range, if no currently outstanding options or warrants are exercised prior to the closing of the merger, the per share amount will be between $3.45 and $4.83. Based on this range, if all currently outstanding options and warrants are exercised prior to the closing of the merger, the per share amount will be between $3.04 and $4.26.

Saxon Capital has determined to pay cash consideration in addition to common stock in part because the cash payment will enable Saxon REIT to satisfy one of the requirements for REIT qualification. All of the cash consideration in the merger will be from proceeds of the public offering. Following the REIT conversion, Saxon Capital will be a taxable REIT subsidiary of Saxon REIT. If Saxon REIT is to qualify as a REIT, the total value of securities that it holds in one or more taxable REIT subsidiaries cannot exceed 20 percent of its total assets at the close of any calendar quarter. Saxon Capital’s payment of cash consideration in connection with the REIT conversion will reduce the value of the securities of Saxon Capital held by Saxon REIT and, thereby, enable Saxon REIT to satisfy the above-mentioned 20 percent test. Further, Saxon Capital believes that it is appropriate for shareholders to receive a cash return for their investment in Saxon Capital common stock since prior to the REIT conversion Saxon Capital has not paid any dividends.

All currently unvested options and restricted stock units will vest if Saxon Capital’s shareholders approve the merger agreement. Saxon REIT expects that, if all outstanding options, restricted stock units, and warrants to acquire shares of Saxon Capital common stock are fully vested and exercised prior to the merger, it will issue 32,858,225 shares of its common stock in the merger. Saxon REIT intends to pay to Saxon Capital’s shareholders an aggregate of between approximately $100 million and $140 million in cash consideration in the merger. Saxon REIT will use a portion of the proceeds from the public offering for all of the cash consideration in the merger. Any unexercised rights to acquire Saxon Capital common stock will become rights to acquire Saxon REIT common stock.

Q:	How will the board of directors of Saxon Capital determine the amount of cash consideration to be paid in the merger?

A:	The total amount of cash consideration will be determined by Saxon Capital’s board of directors after the 2004 annual meeting but shortly before the time it determines whether to consummate the REIT conversion. Presently, the aggregate cash consideration is expected to be between approximately $100 million and $140 million. You should be aware that you will not know the exact amount of the per share cash consideration you will receive at the time you are voting on the merger agreement. In determining the aggregate amount of cash consideration to be paid in the merger, Saxon Capital’s board of directors will take into account such considerations as the amount raised in the public offering; Saxon REIT’s need for capital; the effect that the payment of cash consideration will have on the value of the securities of Saxon Capital held by Saxon REIT with a view towards satisfying the requirement that not more than 20 percent of Saxon REIT’s total assets at the close of any calendar quarter can consist of securities of one or more taxable REIT subsidiaries; and the desire to provide a return of cash to Saxon Capital’s shareholders. No single factor will be determinative and Saxon Capital’s board of directors has not ranked the relative significance of any factors.

Q:	What will happen to outstanding options to acquire Saxon Capital common stock and the restricted stock units issued by Saxon Capital?

A:	In September 2003, Saxon Capital amended all option grant agreements to provide that all outstanding options would vest immediately upon the date the Saxon Capital shareholders approved a material transaction such as the REIT conversion. Accordingly, if the merger agreement is approved, all outstanding unvested options to acquire Saxon Capital common stock will become vested and immediately exercisable. In addition, Saxon Capital’s restricted stock unit agreements under which Saxon Capital awarded restricted stock units contain the same vesting provisions.

If Saxon Capital’s shareholders approve the merger agreement, currently outstanding unvested options to purchase an aggregate of 711,625 shares of Saxon Capital common stock, of which options to purchase 471,250 shares are held by our directors and executive officers, will be accelerated. In addition, 180,000 currently unvested restricted stock units, all of which are held by our directors and executive officers, will vest. Assuming all outstanding options, including those that will be accelerated, are exercised, all restricted stock units are vested, and all outstanding warrants are exercised, the shares issued upon exercise of the accelerated options will entitle our directors and executive officers to receive between approximately $1,432,600 and $2,007,525 of the cash portion of the merger consideration based on the range of total cash consideration of between approximately $100 million and $140 million. In addition, based upon the weighted average exercise price of the currently unvested options held by our directors and executive officers, which is $10.34 per share, and the closing price of Saxon Capital’s common stock on July 29, 2004 of $23.50 per share, this acceleration represents a benefit to our directors and executive officers of $13.16 per share, or $6,201,650 in the aggregate.

Saxon REIT will assume any outstanding options or other rights to acquire Saxon Capital common stock that are not exercised upon or before the closing of the merger.

Q:	Will Saxon REIT make distributions in the future?

A.	As a REIT, Saxon REIT generally will have to distribute annually at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). If the REIT conversion is completed, we expect to begin payment of regular quarterly distributions. The actual amount and timing of the distributions will be as determined and declared by our board of directors and will depend on, among other factors, our financial condition and earnings.

If you dispose of your shares of Saxon REIT common stock before the record date for a distribution payment, you will not receive that distribution payment.

Q:	Are there risks I should consider in deciding whether to vote for the merger agreement?

A:

Yes, in evaluating the merger agreement, you should consider carefully the following factors. Because Saxon REIT does not have a firm commitment underwriting arrangement in place, which typically is only entered into at the time a public offering is priced, Saxon REIT’s offering of approximately $500 million in its common stock may not occur, in which case, the merger would not be consummated. The current price of Saxon Capital common stock may not be indicative of how the market will value Saxon REIT common stock after the REIT conversion, which may also be affected by our anticipated use of taxable REIT subsidiaries. In addition, because we have never operated as a REIT and our management has no experience managing a REIT and complying with the very complicated REIT qualification requirements, we may not be able to successfully manage our business as a REIT. Moreover, as a REIT, we will be unable to retain earnings as we will be required each year to distribute to our stockholders at least 90% of our net taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gain). We cannot assure you that we will have access to funds to meet these distribution and other REIT qualification requirements. Furthermore, an increase in interest rates may reduce overall demand for mortgage loans and mortgage refinancings, reduce our net interest income or otherwise adversely affect our business or profitability. You should also consider the specific factors discussed in the section entitled “Risk Factors” beginning on page 22.

Q:	Other than the merger agreement, am I being asked to vote on anything else?

A:	Yes. You are being asked to vote on (1) the election of two directors of Saxon Capital, Michael L. Sawyer and Edward G. Harshfield, (2) the approval of the 2004 Incentive Compensation Plan, and (3) the approval of the 2004 Employee Stock Purchase Plan.

Q:	Who will be the directors and officers of Saxon REIT?

A:	One of Saxon Capital’s directors, Michael L. Sawyer, is the sole director of Saxon REIT. Immediately upon approval of the merger agreement by the shareholders of Saxon Capital, the other four Saxon Capital directors, Richard A. Kraemer, Edward G. Harshfield, David D. Wesselink and Thomas J. Wageman, will become additional directors of Saxon REIT. Saxon REIT will not have a classified board of directors, and each Saxon REIT director will serve a one-year term. Saxon Capital’s existing executive officers will have identical positions at Saxon REIT.

Q:	What is the purpose of the 2004 Incentive Compensation Plan?

A:	The 2004 Incentive Compensation Plan is designed to allow us to adequately provide future incentives to those individuals upon whose efforts we will rely for the continued success and growth of our business. If shareholders approve the 2004 Incentive Compensation Plan, we will not grant any additional awards under our 2001 Stock Incentive Plan, which we refer to as the 2001 Plan, after the annual meeting. If the merger occurs, Saxon REIT will assume the 2004 Incentive Compensation Plan if approved by our shareholders.

Q:	What is the purpose of the 2004 Employee Stock Purchase Plan?

A:	The 2004 Employee Stock Purchase Plan is designed to allow us to adequately provide our employees with the opportunity to increase their ownership in us by purchasing shares of our common stock on favorable terms and paying for the purchases through periodic payroll deductions. If shareholders approve the 2004 Employee Stock Purchase Plan, we will terminate our 2001 Employee Stock Purchase Plan, which we refer to as the 2001 Purchase Plan, after the annual meeting. If the merger occurs, Saxon REIT will assume the 2004 Employee Stock Purchase Plan if approved by our shareholders.

Q:	How does the board of directors recommend I vote on the proposals?

A:	Our board of directors believes that the merger agreement is advisable and in the best interests of Saxon Capital and its shareholders. Our board of directors unanimously recommends that you vote:

•	“FOR” the approval of the merger agreement;

•	“FOR” the election of the two director nominees;

•	“FOR” the approval of the 2004 Incentive Compensation Plan; and

•	“FOR” the approval of the 2004 Employee Stock Purchase Plan.

Q:	What do I need to do now?

A:	Saxon Capital urges you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the merger affects you. Then, please mail your completed, dated, and signed proxy card in the enclosed postage-paid envelope as soon as possible so that your shares can be voted at the annual meeting. If you do not include instructions on how to vote your properly signed proxy, your shares will be voted “FOR” the approval of the merger agreement, “FOR” the election of the two nominees as directors, “FOR” the approval of the 2004 Incentive Compensation Plan, and “FOR” the approval of the 2004 Employee Stock Purchase Plan.

Q:	What happens if I do not return a proxy card or vote?

A:	If you fail to respond, it will have the same effect as a vote against the merger agreement and will have no effect on the election of directors or approval of the 2004 Incentive Compensation Plan. If you respond and abstain from voting, your proxy will have the same effect as a vote against the merger agreement, and will have no effect on the election of directors, the approval of the 2004 Incentive Compensation Plan, or the approval of the 2004 Employee Stock Purchase Plan.

Q:	May I vote in person?

A:	Yes. You may attend the annual meeting of Saxon Capital shareholders and vote your shares in person whether or not you sign and return your proxy card.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. You may change your vote at any time before your proxy card is voted at the annual meeting. You can do this in one of three ways. First, you can send a written, dated notice to the secretary of Saxon Capital stating that you would like to revoke your proxy. Second, you can complete, date, and submit a new proxy card. Third, you can attend the annual meeting and vote in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.

Q:	If my broker holds my Saxon Capital shares in “street name,” will my broker vote my shares for me?

A:	Your broker will provide you with direction on voting your shares, and you should instruct your broker to vote your shares according to those instructions. Under the rules of the Nasdaq National Market, your broker is permitted to vote your shares in the election of directors even if the broker does not receive instructions from you. Your broker, however, will not be able to vote your Saxon Capital shares with respect to the merger agreement, the approval of the 2004 Incentive Compensation Plan, or the approval of the 2004 Employee Stock Purchase Plan unless you provide your broker with instructions on how to vote your shares. You should instruct your broker to vote your shares, following the procedure provided by your broker. Without instructions, your shares will not be voted and you will, in effect, be voting against the merger.

Q:	What vote is required?

A:	The Merger. The approval of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Saxon Capital common stock outstanding on the record date as well as the approval of holders of a majority of the outstanding shares of common stock of Saxon Merger Corporation. Saxon Capital Holdings owns all of the issued and outstanding shares of Saxon Merger Corporation common stock and is an indirect wholly-owned subsidiary of Saxon Capital. Saxon Capital will cause Saxon Capital Holdings to vote for the approval of the merger agreement by Saxon Merger Corporation.

The Directors. The election of the two director nominees requires an affirmative vote of a plurality of shares of Saxon Capital common stock present in person or by proxy at the annual meeting and entitled to vote.

The 2004 Incentive Compensation Plan. The affirmative vote of a majority of the shares of Saxon Capital common stock present in person or by proxy at the annual meeting is required to approve the 2004 Incentive Compensation Plan.

The 2004 Employee Stock Purchase Plan. The affirmative vote of a majority of the shares of Saxon Capital common stock present in person or by proxy at the annual meeting is required to approve the 2004 Employee Stock Purchase Plan.

Q:	Should I send in my Saxon Capital stock certificates now?

A:	No. After the merger is completed, you will receive written instructions from Saxon REIT explaining how to exchange the stock certificates representing your shares of Saxon Capital common stock for the merger consideration.

Q:	When do you expect the merger to be completed?

A:

Saxon Capital is working toward completing the merger as quickly as possible. In addition to obtaining shareholder approval, Saxon Capital and Saxon REIT must satisfy all other closing conditions set forth in the merger agreement, including the effectiveness of the registration statement on Form S-11 filed by Saxon REIT in connection with the offering of additional capital of its common stock in an amount which we currently expect to be approximately $500 million. Saxon Capital anticipates that the closing of the merger will occur before the end of 2004, but we cannot predict the exact timing.

Saxon Capital, however, reserves the right to cancel or defer the merger or the REIT conversion even if shareholders of Saxon Capital vote to approve the merger agreement and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Saxon Capital and its shareholders.

For a description of the conditions to completion of the merger, see the section entitled “Proposal 1—Approval of the Merger Agreement—The REIT Conversion Transactions—Conditions to the Merger” on page 95.

Q:	Am I entitled to dissenters’ rights?

A:	Under Delaware law, you are not entitled to any dissenters’ or appraisal rights in connection with the merger. See “Voting and Proxies—Quorum; Vote Required for Each Proposal” and “Proposal 1—Approval of the Merger Agreement—The REIT Conversion Transactions—Absence of Dissenters’ Rights.”

Q:	Where will my new Saxon REIT common stock be traded?

A:	Saxon Capital common stock is currently traded on the Nasdaq National Market under the symbol “SAXN.” We plan to cause Saxon REIT to apply to have shares of Saxon REIT common stock to be issued in the merger listed on the Nasdaq National Market. We expect that the new Saxon REIT common stock will trade under our current symbol “SAXN.”

Q:	Who can help answer my questions?

A:	If you would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Saxon Capital, Inc.

4860 Cox Road

Suite 300

Glen Allen, Virginia 23060

Attention: Bobbi Roberts – Vice President, Investor Relations

Telephone: (804) 967-7879

You may also obtain additional information about Saxon Capital from the documents filed with the SEC or by following the instructions in the section entitled “Where You Can Find Additional Information” on page 324.

STRUCTURE OF THE TRANSACTION

The following diagrams summarize the corporate structure of Saxon Capital before and after the REIT conversion, including the merger and the related restructuring transactions:

Transaction steps

1.	Saxon Merger Corporation merges with and into Saxon Capital, which in turn merges with and into Saxon Capital Holdings.

2.

Existing Saxon Capital shareholders receive one share of Saxon REIT common stock. In addition, the shareholders will also receive an aggregate of between approximately $100 million and $140 million in cash. Based on this range, if no currently outstanding options or warrants are exercised prior to the closing of the merger, the per share amount will be between $3.45 and $4.83. Based on this range, if all currently outstanding options and warrants are exercised prior to the closing of the merger, the per share amount will be between $3.04 and $4.26.

3.	Saxon REIT completes its public offering of its common stock in an amount which we currently expect to be approximately $500 million.

4.	Saxon Capital Holdings sells REIT qualifying assets to Saxon REIT following the REIT conversion.

SUMMARY

The information contained in this proxy statement/prospectus, unless otherwise indicated, assumes the REIT conversion and all the transactions related to the REIT conversion, including the merger and the issuance and sale shares of common stock of Saxon REIT, will occur. When used in this proxy statement/prospectus, the terms “Company,” “we,” “our” and “us” refer to Saxon Capital and its subsidiaries with respect to the period before the merger and the REIT conversion, and Saxon REIT and its subsidiaries with respect to the period after the REIT conversion.

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger and the other transactions comprising the REIT conversion, you should read carefully this entire proxy statement/prospectus and the documents to which we refer or incorporate by reference. The merger agreement is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement as it is the legal document that governs the merger.

The Companies

Saxon Capital is a Delaware corporation engaged in originating and purchasing non-conforming residential mortgage loans, including sub-prime residential mortgage loans, and servicing those and other loans. Saxon Capital has seen very little change in the mix of its borrower purpose within its production between 2003 and 2001. Saxon Capital finances its loan portfolio through securitizations and following a securitization, the mortgage loans it originates or purchases remain on its consolidated balance sheet. For the three months ended March 31, 2004 and 2003, Saxon Capital originated, purchased or called $778.7 million and $714.1 million, respectively, and securitized $647.7 million and $1.1 billion of residential mortgage loans, respectively. For the years ended December 31, 2003 and 2002, Saxon Capital originated, purchased or called $2.8 billion and $2.5 billion, respectively, and securitized $2.7 billion and $2.2 billion, respectively, of residential mortgage loans. As of March 31, 2004, 43% of our loans in our portfolio were sub-prime, meaning that they have a credit grade of A minus and below on our proprietary credit grading system, and as a result, generally experience higher-than-average delinquency, default and loss rates than do prime mortgage loans. The letter grade applied to each risk classification reflects Saxon Capital’s internal standards and does not necessarily correspond to classifications used by other mortgage lenders. Saxon Capital uses its credit grades only for non-conforming and sub-prime loans, many of which inherently carry greater risk of delinquency default and loss than conforming and prime loans carry. As of March 31, 2004, Saxon Capital’s mortgage loan servicing portfolio, including loans recorded on its condensed consolidated balance sheets, was $10.1 billion.

Saxon REIT is a Maryland corporation that will make an election to be taxed as a REIT for federal income tax purposes. Saxon REIT is a wholly-owned subsidiary of Saxon Capital and was formed for the sole purpose of becoming the parent of Saxon Capital and thereby converting Saxon Capital into a REIT. Upon the consummation of the merger and related transactions, Saxon REIT will succeed to and continue the business of Saxon Capital and will make an election to be taxed as a REIT for federal income tax purposes. Saxon REIT has conducted no business to date other than that incident to facilitating the REIT conversion. Saxon Capital had approximately 1,200 employees as of March 31, 2004. Saxon Capital common stock has traded on the Nasdaq National Market under the symbol “SAXN” since its initial public offering in January 2002.

The principal executive offices of both Saxon Capital and Saxon REIT are located at 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060, their telephone number at that location is (804) 967-7400 and Saxon Capital’s website is www.saxoncapitalinc.com. Information contained in the Saxon Capital website does not constitute part of this proxy statement/prospectus.

After the REIT conversion, our strategy will be to accumulate in our REIT or in qualified REIT subsidiaries a portfolio of non-conforming mortgage loans that we originate in our taxable REIT subsidiaries to produce stable net interest income and distributions to our shareholders. To comply with the quarterly assets tests applicable to REITs, we expect that, by the end of the fiscal quarter in which the REIT conversion is consummated, we will hold at least 80% of our assets through our REIT or one or more qualified REIT subsidiaries. In addition, we expect to conduct a portion of our business through our REIT or one or more qualified REIT subsidiaries in the future. However, following our election to be taxed as a REIT, initially, we will hold a significant portion of our assets, and conduct a substantial portion of our business, through one or more taxable REIT subsidiaries. We also intend to sell loans in our taxable REIT subsidiaries and generate origination fees and servicing income in those subsidiaries, enabling us to increase our capital by retaining the after tax income in those subsidiaries, subject to the limitations imposed by REIT tax rules.

After the REIT conversion, our principal elements of revenues are expected to be interest income generated from our portfolio of non-conforming mortgage loans at our REIT, qualified REIT subsidiaries and taxable REIT subsidiaries. Additional components of revenues are expected to be gains on sale from the sale of loans, servicing income, and loan origination fees, all initially expected to be generated at our taxable REIT subsidiaries. Our primary components of expenses are expected to be interest expense on our warehouse lines and securitizations and general and administrative expenses and payroll and related expenses arising from our origination and servicing businesses.

History

Saxon Capital, Inc. is a Delaware corporation organized on April 23, 2001 for the purpose of acquiring the business of SCI Services, Inc., a Virginia corporation. Our original name was Saxon Capital Acquisition Corp., and we changed our name to Saxon Capital, Inc. on October 5, 2001. We acquired all of the issued and outstanding capital stock of our predecessor from Dominion Capital, Inc., or Dominion Capital, a wholly-owned subsidiary of Dominion Resources, Inc., or Dominion Resources, on July 6, 2001.

The REIT Conversion

Our board of directors has approved a plan, pending the approval of Saxon Capital’s shareholders, to change our capital structure so that Saxon REIT, as the successor to Saxon

Capital’s business operations following the merger, will qualify as a REIT for federal income tax purposes. If Saxon REIT qualifies as a REIT, subject to certain exceptions as further discussed in “Proposal 1—Approval of the Merger Agreement—The REIT Conversion Transactions,” Saxon REIT generally will not be subject to federal corporate income taxes on that portion of its ordinary income or net capital gain that is distributed to its shareholders. This treatment would substantially eliminate the federal “double taxation” on earnings (at the corporate and shareholder levels) that generally results from investment in a corporation.

Saxon Capital reserves the right to terminate the merger agreement or cancel or defer the REIT conversion even if shareholders of Saxon Capital approve the merger agreement and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Saxon Capital and its shareholders.

We estimate that one-time transaction costs incurred in connection with the REIT conversion will be approximately $35 million, not including the cash portion of the merger consideration. We will use a portion of the proceeds raised in the public offering to pay all of the one-time transaction costs.

Annual Shareholder Meeting

Saxon Capital’s annual shareholders’ meeting will be held on September, 2004 at 8:00 a.m., Eastern Standard Time, at the Richmond Marriott West, 4240 Dominion Boulevard, Glen Allen, Virginia 23060. At this meeting, Saxon Capital shareholders will consider and vote on the proposals.

Shareholders Entitled to Vote

Our board of directors has fixed the close of business on                     , 2004 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the annual meeting. As of                     , 2004, there were                      shares of Saxon Capital common stock outstanding and entitled to vote and                      holders of record.

Recommendation of the Board of Directors

Our board of directors believes that the merger agreement is advisable for Saxon Capital and its shareholders and unanimously recommends that you vote “FOR” the approval of the merger agreement.

Our board of directors unanimously recommends that you vote “FOR” the election of the two director nominees.

Our board of directors unanimously recommends that you vote “FOR” the approval of the 2004 Incentive Compensation Plan.

Our board of directors unanimously recommends that you vote “FOR” the approval of the 2004 Employee Stock Purchase Plan.

Votes Required; No Dissenters’ Rights

Under applicable Delaware law and Saxon Capital’s amended and restated certificate of incorporation, which we refer to as the Saxon Capital charter, the approval of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Saxon Capital common stock outstanding on the record date. Approval of the merger agreement also requires the approval of holders of a majority of the outstanding shares of common stock of Saxon Merger Corporation. Saxon Capital Holdings owns all of the issued and outstanding shares of Saxon Merger Corporation common stock and is an indirect wholly-owned subsidiary of Saxon Capital. Saxon Capital will cause Saxon Capital Holdings to vote for the approval of the merger agreement by Saxon Merger Corporation.

Saxon Capital owns all the outstanding shares of Saxon REIT and Saxon Capital Holdings and Saxon Merger Corporation are subsidiaries of Saxon REIT. Saxon Capital will cause all outstanding shares of Saxon REIT, Saxon Capital Holdings, and Saxon Merger Corporation to be voted for the merger.

The election of the two director nominees requires an affirmative vote of a plurality of the shares of Saxon Capital common stock present in person or by proxy at the annual meeting and entitled to vote.

The affirmative vote of a majority of the shares of Saxon Capital common stock present in person or by proxy at the annual meeting is required to approve the 2004 Incentive Compensation Plan and the 2004 Employee Stock Purchase Plan.

Under Delaware law, you are not entitled to any dissenters’ or appraisal rights in connection with the merger. See “Voting and Proxies—Quorum; Vote Required for Each Proposal” and “Proposal 1—Approval of the Merger Agreement—The REIT Conversion Transactions—Absence of Dissenters’ Rights.”

Interests of Certain Persons in the Merger

In considering the recommendation of the board of directors to vote for the approval of the merger agreement, you should be aware that some of the directors and executive officers of Saxon Capital have interests in the merger that are different from, and in addition to, the interests of other Saxon Capital shareholders.

•	Acceleration of unvested options and restricted stock units. If the merger agreement is approved, all outstanding unvested options and restricted stock units will be accelerated. Saxon Capital’s directors and executive officers hold unvested options to purchase 471,250 shares of Saxon Capital common stock and 180,000 unvested restricted stock units that would be accelerated. See “—Acceleration of Vesting of Outstanding Stock Options and Restricted Stock Units.”

•

Of the 32,858,225 shares of Saxon Capital common stock that could be outstanding as of the merger if all outstanding options are exercised, all restricted stock units are vested and all outstanding warrants are exercised, our directors and executive officers would hold 1,833,081 shares. Therefore, our directors and executive officers could receive an aggregate of between approximately $5,572,566 and $7,808,925 of the cash portion of the merger consideration based on the range of total cash consideration of between approximately $100 million and $140 million.

•	New restricted stock unit grants. If the REIT conversion occurs and the 2004 Incentive Compensation Plan is approved, our independent directors and Messrs. Sawyer, Adams, and Eastep will receive grants of 450,000 restricted stock units and our other officers will receive an aggregate of 230,000 restricted stock units, all of which will have tandem dividend equivalent rights that will pay dividends for so long as the restricted stock units (whether vested or unvested) are held by the grantee, under the 2004 Incentive Compensation Plan.

•	New employment agreements. Saxon Capital and Saxon REIT expect to enter into new employment agreements with Messrs. Sawyer, Adams, and Eastep that reflect certain changes to the terms currently in such executives’ employment agreements and that will be effective as of the closing date of the merger. The new employment agreements provide for an increase in their respective annual salaries, bonuses, and as described above, grants of restricted stock units. The new employment agreements will increase the annual base salaries of Messrs. Sawyer, Adams and Eastep set forth in their respective employment agreements from $325,000, $225,000 and $200,000, respectively, to $450,000, $250,000 and $250,000, respectively. The new employment agreements also provide that the annual target bonus opportunity for each executive will be 100% of base salary and that the annual maximum bonus opportunity for each executive will be 200% of base salary for Mr. Sawyer and 150% of base salary for Messrs. Adams and Eastep. In other respects, the new employment agreements are expected to contain substantially similar terms as those executives’ current agreements with Saxon Capital. See “Audit Committee Report—Management—New Employment Agreements.”

•	Indemnification. Saxon REIT will assume Saxon Capital’s indemnification obligations to its officers, directors, and employees.

As a result of these interests, certain of our officers and directors may be more likely to approve the merger agreement than shareholders generally.

Saxon REIT will assume any options or other warrants that are not exercised upon or before the consummation of the merger.

You should also be aware that FBR, which is serving as financial advisor to Saxon Capital in connection with the REIT conversion and, pursuant to a letter agreement, will serve as the lead underwriter for the public offering, upon the consummation of the merger, and its affiliates own 1,600,910 shares of Saxon Capital common stock. At this time, Saxon REIT has not entered into a firm commitment underwriting arrangement with FBR, which typically is only entered into at the time a public offering is priced. In addition, in connection with Saxon

Capital’s private offering of 28,000,000 shares of its common stock in July 2001, with respect to which FBR acted as initial purchaser, Saxon Capital issued to FBR warrants to acquire 1,200,000 shares of Saxon Capital common stock at an exercise price of $10.00 per share. Of those warrants, FBR and its affiliates currently hold warrants to acquire 1,115,000 shares of Saxon Capital common stock. If those warrants were exercised in full, all outstanding options were exercised, and all restricted stock units were vested, FBR and its affiliates would own 8.3% of the Saxon Capital common stock and FBR and its affiliates would receive between approximately $8.3 million and $11.6 million of the cash portion of the merger consideration based on the range of total cash consideration of between approximately $100 million and $140 million, in exchange for the shares of Saxon Capital common stock issued upon exercise of the warrants.

Shares Owned by Saxon Capital Directors and Executive Officers

As of July 29, 2004, Saxon Capital’s directors and executive officers beneficially owned 4.2% of Saxon Capital’s outstanding common stock. If the merger is approved and all outstanding unvested options and restricted stock units are accelerated, Saxon Capital’s directors and executive officers will beneficially own 5.6% of Saxon Capital’s total number of shares of outstanding common stock, not including any shares of Saxon REIT common stock to be issued upon the consummation of Saxon REIT’s public offering of its common stock. These executive officers and directors will own a similar percentage of Saxon REIT common stock after the merger, although that percentage is expected to be reduced upon the consummation of Saxon REIT’s public offering of its common stock. None of Saxon Capital’s directors or executive officers have entered into any voting agreements with respect to his or her votes on any of the proposals. We currently expect each director and executive officer of Saxon Capital to vote his or her shares of Saxon Capital common stock “FOR” each proposal.

Conditions to the Merger

Saxon Capital and Saxon REIT will complete the merger only if the conditions specified in the merger agreement are either satisfied or waived, which include, but are not limited to, the following:

•	the merger agreement must be approved by the Saxon Capital shareholders;

•	Saxon REIT’s registration statement registering the shares of its common stock to be issued in the merger, of which this proxy statement/prospectus forms a part, must be effective, no stop order suspending its effectiveness may be in effect, and no proceeding for suspending its effectiveness may be pending or threatened by the SEC;

•	the United States Congress shall not have enacted legislation, or proposed legislation with a reasonable possibility of being enacted, that would have the effect of (1) substantially impairing the ability of Saxon REIT to qualify as a REIT, (2) substantially increasing the federal tax liabilities of Saxon REIT resulting from the conversion to a REIT, or (3) substantially reducing the expected benefits to Saxon REIT resulting from the conversion to a REIT governmental entity;

•	all necessary state and local governmental and third-party consents must have been received;

•	the parties must have complied in all material respects with their respective agreements in the merger agreement; and

•	Saxon REIT’s registration statement on Form S-11 registering its common stock for sale to the public, which we currently expect to be approximately $500 million, must be effective, no stop order suspending its effectiveness may be pending or threatened by the SEC, and Saxon Capital’s board of directors must determine that the sale of such stock will be successfully completed prior to, contemporaneously with, or promptly after the consummation of the merger.

Regulatory Approvals

Neither Saxon Capital nor Saxon REIT is aware of any federal, state, or local regulatory requirements that must be complied with or approvals that must be obtained before consummation of the merger pursuant to the merger agreement, other than:

•	compliance with applicable federal and state securities laws;

•	the filing and acceptance for record of the certificates of merger as required under Delaware corporation law; and

•	the receipt of various state and local governmental authorizations, including required licenses for us to continue to engage in our businesses.

In addition, we will be required to seek consents under our financing facilities and a servicing agreement.

Restrictions on the Ability to Sell Saxon REIT Common Stock

All shares of Saxon REIT common stock to be received by Saxon Capital shareholders in connection with the merger will be freely transferable unless a holder is considered an affiliate of either Saxon REIT or Saxon Capital under the Securities Act.

Material Federal Income Tax Consequences of the REIT Conversion

Saxon Capital has received an opinion of counsel to the effect that the merger will qualify as a tax-free reorganization and accordingly:

•	no gain or loss will be recognized by Saxon Capital, Saxon REIT, Saxon Capital Holdings, or Saxon Merger Corporation as a result of the merger;

•	you will recognize a taxable gain if the sum of the fair market value of the Saxon REIT common stock and the amount of cash you receive in exchange for your shares of Saxon Capital common stock exceeds the adjusted basis of your shares of Saxon Capital common stock;

•	the amount of gain you recognize will equal the lesser of the amount of such excess or the amount of cash you receive in the exchange;

•	generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of Saxon Capital common stock;

•	all or a portion of the gain you recognize could, however, be treated as dividend income to you, and any such dividend income in the hands of a domestic noncorporate taxpayer would be taxable at the rates applicable to net capital gains and any such dividend income in the hands of a domestic corporate taxpayer would be eligible for the dividends received deduction;

•	you will not recognize a loss if the adjusted basis of your shares of Saxon Capital common stock exceeds the sum of the fair market value of the Saxon REIT common stock and the amount of cash you receive in exchange therefore;

•	your basis in the shares of Saxon REIT common stock following the exchange will equal your aggregate basis in the shares of Saxon Capital common stock exchanged therefor, minus the amount of cash you receive in the exchange, plus the amount of any gain you recognize on the exchange, irrespective of whether such gain is characterized as capital gain or as a dividend;

•	your holding period for the shares of Saxon REIT common stock will include the period for which you held the shares of Saxon Capital common stock, assuming you held the Saxon Capital common stock as a capital asset.

Following the merger, Saxon Capital Holdings (as the surviving corporation in the merger) or certain of its subsidiaries will sell certain of its assets to Saxon REIT for cash. Saxon Capital will recognize gain, but not loss, on the sale of those assets.

Tax matters are complicated and the tax consequences of the merger to you will depend on the facts of your particular circumstances. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

Qualification of Saxon REIT as a REIT

Saxon REIT expects to qualify as a REIT for federal income tax purposes effective for its taxable year ending December 31, 2004. If it so qualifies, Saxon REIT will be permitted to deduct dividends paid to its shareholders, allowing the income represented by such dividends to avoid taxation at the entity level and to be taxed only at the shareholder level, and treat retained net capital gains in a manner so that such gains are taxed at the Saxon REIT level but effectively avoid taxation at the shareholder level. However, dividends from Saxon REIT paid to most domestic noncorporate shareholders will generally be taxed at ordinary income rates, unlike dividends paid to most domestic noncorporate shareholders by a C corporation, such as Saxon Capital, which are taxed at capital gains rates. Saxon REIT’s ability to qualify as a REIT will depend upon its continuing satisfaction following the REIT conversion of various requirements, including requirements related to the diversity of its stock ownership, the nature of its assets, the sources of its income and the distributions to its shareholders, including a requirement that Saxon REIT distribute to its shareholders at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). If Saxon REIT fails to qualify as a REIT, it will be subject to federal income tax at regular corporate rates. Even if Saxon REIT qualifies for taxation as a REIT, it may be subject to some federal, state and local taxes on its income and property.

Comparative Shareholder Rights

Your rights as a Saxon Capital shareholder are currently governed by Delaware General Corporation Law, the Saxon Capital charter, and the amended and restated bylaws of Saxon Capital. If the merger agreement is approved by Saxon Capital’s shareholders and the merger is consummated, you will become a shareholder of Saxon REIT and your rights as a shareholder of Saxon REIT will be governed by Maryland General Corporation Law, the Saxon REIT charter, and the amended and restated bylaws of Saxon REIT, to be adopted by Saxon REIT. Some important differences exist between your rights as a Saxon Capital shareholder and your rights as a Saxon REIT shareholder.

The major difference between the Saxon Capital charter and the Saxon REIT charter is that, primarily to satisfy certain additional requirements under the Internal Revenue Code of 1986, as amended, which we refer to as the Code, that are applicable to REITs in general and to otherwise address concerns relating to capital stock ownership, the Saxon REIT charter prohibits ownership, directly or by the attribution provisions of the federal tax laws, by any person of more than 9.8% of the lesser of the aggregate number or aggregate value of outstanding shares of any class or series of Saxon REIT’s capital stock. Saxon REIT’s board of directors, in its sole and absolute discretion, may waive or modify the ownership limit under certain circumstances. The board of directors of Saxon REIT will adopt a resolution excepting Wasatch Advisors, Inc. and Franklin Mutual Advisers, LLC from the 9.8% ownership limit.

A copy of the Saxon REIT charter and the Saxon REIT bylaws are attached as Exhibit C and Exhibit D, respectively, to the merger agreement, which is attached to this proxy statement/prospectus as Annex A.

RISK FACTORS

In considering whether to approve the merger agreement, you should consider carefully the material risks described below. These factors should be considered in conjunction with the other information included elsewhere in or incorporated by reference into this proxy statement/prospectus, including the risk factors relating to an investment in Saxon Capital’s common stock that can be found in Saxon Capital’s annual report on Form 10-K for the year ended December 31, 2003, which is incorporated into this proxy statement/prospectus by reference.

Risks and Effects of the REIT Conversion

Our management has no experience operating a REIT and we cannot assure you that our management’s past experience will be sufficient to successfully manage our business as a REIT.

We have never been operated as a REIT and our management has no experience in complying with the income, asset, and other limitations imposed by the REIT provisions of the Code. Those provisions are complex, and the failure to comply with those provisions in a timely manner could prevent us from qualifying as a REIT or could force us to pay unexpected taxes and penalties. In such event, our net income would be reduced and we could incur a loss.

If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first fail to qualify. If we fail to qualify as a REIT, we would have to pay significant income taxes and would therefore have less money available for investments or for distributions to our stockholders. This would likely have a significant adverse effect on the value of our securities. In addition, the tax law would no longer require us to make distributions to our stockholders.

There will be changes to aspects of our business as a result of our conversion to a REIT.

Although we intend to conduct our business operations in substantially the same manner as they currently are conducted, to retain our overall mortgage loan portfolio activity of securitizing the mortgage loans we originate and maintain our current hedging strategies, our proposed conversion to a REIT if approved by our shareholders and occurs, will alter the manner in which we operate our business to some extent.

Business Operations. In order to qualify as a REIT, we expect at least initially to conduct our loan origination and servicing activities in our taxable REIT subsidiaries, although in the future we expect to have the ability to conduct loan origination and/or servicing in our REIT or in qualified REIT subsidiaries. The inability to perform these functions in our REIT or in qualified REIT subsidiaries may prevent us from realizing the benefits of being a REIT because the income generated in our taxable REIT subsidiaries will be subject to taxation. If we are unable to realize these benefits, our stock price may be adversely affected. We must successfully maintain our organizational structure and our business operations within the REIT structure or lose our REIT status. Loss of our REIT status could result in taxes and penalties and could reduce our net income.

Securitizations. Historically, we have structured our securitizations as REMICs, which results in a sale of the securitized mortgage loans for federal income tax purposes. Following the REIT conversion, we intend to structure most or all of our securitizations as non-REMIC financing transactions for federal income tax purposes, which we believe will facilitate compliance with the REIT income and asset tests and allow us to defer recognition of any taxable gain associated with the securitized mortgage loans. We will have less flexibility in some respects in structuring our non-REMIC financing transactions than we had with our prior REMIC securitizations:

•	unlike in the case of a REMIC, all of the debt securities issued to investors in a non-REMIC securitization generally must have an investment-grade rating;

•	the equity interest in a non-REMIC securitization generally is less liquid than its REMIC analogue because it must be wholly-owned by a REIT or a qualified REIT subsidiary; and

•	we will have less flexibility in structuring “interest only” type securities in a non-REMIC securitization than in a REMIC.

The structuring limitations in non-REMIC securitizations may result in our securitizations being less efficient. For example, we may not be able to maximize the proceeds we will receive compared to a REMIC securitization. As a result, following each such non-REMIC securitization, we will likely have less cash available to fund our operations or to distribute to our shareholders than would be the case had we undertaken a REMIC securitization.

Hedging. Although we expect to continue our current hedging strategy, the REIT qualification tests will limit the amount of income we can realize from financial derivatives in the REIT. In managing our hedge instruments, we will consider the effect of the expected hedging income on the REIT qualification tests that limit the amount of gross income that a REIT may receive from hedging. To the extent we can do so consistently with the accounting principles applicable to hedging, and with our overall hedging strategy, we may from time to time identify hedge instruments among our various hedged liabilities in order to allow certain hedging income to qualify for purposes of the 95% income tests. As a result, we may be required to conduct some hedging activities through taxable REIT subsidiaries, which will subject the related hedging income to corporate income tax and, in some circumstances, may limit the effectiveness of our hedging strategy. For example, a gain on a hedge at a taxable REIT subsidiary will not fully offset a loss on the hedged asset which is held at the REIT level because the gain will be subject to corporate income tax. These limitations may limit the effectiveness of our hedging activities, reduce our net income, and adversely affect the value of our common stock.

If we cannot successfully implement any or all of these changes to our business or successfully manage our growth, our business, financial condition, liquidity and results of operations will be adversely affected.

Our inability to obtain third-party consents and authorizations in connection with the REIT conversion may have a material adverse effect.

There are numerous third-party consents and authorizations we must obtain to consummate the REIT conversion, including the amendment or renewal of the financing facilities that provide liquidity to fund our operations. We have six principal financing facilities which we use to finance our activities. We will need the approval of the lenders of all of these facilities before we consummate the REIT conversion. Our inability to obtain one or more such consents could cause a default under the cross-default provisions of our principal financing facilities. We also need to amend each of our principal financing facilities. We have commenced negotiations with our lenders regarding such amendments, but we cannot assure you when those negotiations will be complete. It is possible that we may not be successful in negotiating these agreements, or even if we reach an agreement with each lender, that the agreements will contain terms that are not favorable to us. Either of these results may have an adverse impact on our business, financial condition or results of operations.

Our subsidiaries are required to be licensed in the various states in which we conduct business. All states in which we conduct lending and servicing business have reviewed a description of the REIT conversion and the states of Florida, Illinois, New Jersey, California, and Rhode Island either may require us to file applications for approval of a change in control or for new lender licenses or may waive such requirements. Other states may only require us to provide change in control notifications after the REIT conversion has been consummated. In addition, to the extent our qualified REIT subsidiaries will conduct origination or servicing business in these states, they must apply to, and be approved for licenses by the relevant state licensing authorities. Although we have commenced the process of seeking the necessary approvals and licenses, we currently do not have all the necessary licenses and approvals and we do not expect to receive such licenses and approvals for our qualified REIT subsidiaries until after the consummation of the REIT conversion. In addition, we cannot assure you that we will be able to obtain all required consents, approvals and authorizations. Our failure to obtain necessary licenses, permits, consents, approvals and authorizations could limit our ability to continue our business operations after the merger or otherwise have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Although the REIT conversion will not be consummated unless we believe that the inability to obtain one or more consents, approvals or licenses would not reasonably be expected to have a material adverse effect on our business, financial condition or results of operations, there can be no assurance that such a material adverse effect will not occur, which could reduce the value of our common stock.

In the merger transaction, the cash component of the consideration you receive will not be determined until after the 2004 annual meeting but shortly before the time it determines whether to consummate the REIT conversion.

Upon completion of the merger, all shares of Saxon Capital common stock will be converted into the right to receive shares of Saxon REIT common stock. Each outstanding share of Saxon Capital common stock will be converted into the right to receive one share of Saxon REIT common stock. In addition, each holder of a share of Saxon Capital common stock will receive a pro rate amount of cash per share.

Saxon Capital intends to complete the merger as soon as practicable following the annual meeting of the Saxon Capital shareholders, assuming the merger agreement is approved at this meeting. However, because of other conditions to close the merger, including the consummation of the public offering in an amount of at least $350.0 million after payment of fees and estimated expenses, the total amount of the cash component of the merger consideration will not be determined by Saxon Capital’s board of directors until such time after the 2004 annual meeting but shortly before the time it determines whether to consummate the REIT conversion. Presently, the aggregate cash consideration is expected to be between approximately $100 million and $140 million. You should be aware that you will not know the exact amount of the per share cash consideration you will receive at the time your vote is required.

Risks Related to Our Business

Our business requires a significant amount of cash, and if we are unable to obtain the cash required to execute our business plan, our business and financial condition will be significantly harmed.

We require a significant amount of cash to fund our loan originations, to pay our loan origination expenses and to hold our mortgage loans pending securitization. We also need cash to meet our working capital and other needs. Furthermore, upon the REIT conversion, we will need cash to meet our minimum REIT dividend distribution requirements. Because we will be required to distribute annually to our shareholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gains and including, in some instances, taxable income recognized where we do not receive corresponding cash) to qualify as a REIT, our ability to reduce debt and finance growth will depend in large part on external sources of capital. In addition, if our minimum distribution requirements to maintain our REIT status become large relative to our cash flow as a result of our taxable income exceeding our cash flow from operations, then we may be required to borrow funds or raise capital to meet those distribution requirements. We may not be able to do so on reasonable terms or at all.

We expect that our primary sources of cash to fund our operations will consist of:

•	our warehouse and financing facilities;

•	the issuance of asset-backed securities in connection with the securitization of our mortgage loans;

•	the net interest income we receive from our mortgage loan portfolio;

•	our operating profits and the proceeds from the sales or repayments of our mortgage loans;

•	net proceeds from any offerings of our equity or debt securities; and

•	servicing income.

Securitizations

Our ability to accumulate loans for securitization depends to a large extent upon our ability to secure short-term financing on acceptable terms. As of July 29, 2004, we had interim financing facilities consisting of $1.625 billion of committed warehouse facilities and committed repurchase agreement facilities with variable rates of interest with five separate financial institutions. These facilities are committed for 364 days, subject to customary renewal and cancellation provisions. We cannot assure you that any of these financing facilities will be renewed on reasonable terms or at all. In addition, as discussed above, we will be required to amend or seek the consent of the lenders in all of our existing financing facilities before we consummate the REIT conversion. The availability of these financing sources depends to some extent on factors outside of our control, including regulatory capital treatment for unfunded bank lines of credit. If we are unable to extend or replace any of these facilities, we will have to curtail our loan production activities, which would have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Since May 1996, we have relied, and we expect to continue to rely, upon our ability to securitize our mortgage loans to generate cash proceeds for repayment of our credit and warehouse facilities, and to originate and purchase additional mortgage loans. We cannot assure you, however, that we will continue to be successful in securitizing mortgage loans that we accumulate. Our ability to complete securitizations of our mortgage loans will depend on a number of factors, including conditions in the securities markets generally, conditions in the asset-backed securities market specifically, and the performance of our portfolio of securitized loans. In the event that it is not possible or economical for us to complete the securitization of all the mortgage loans that we accumulate, we may continue to hold the mortgage loans and bear the risks of interest rate changes and may exceed our capacity under our warehouse financing facilities which would have a material adverse effect on our business, financial condition, liquidity, and results of operation. In connection with the securitization of loans, securities are issued with various ratings and are priced at a spread over a certain benchmark, such as the London Inter-Bank Offered Rate, or LIBOR, or the yield based on comparable maturity swaps. If the spread that investors expect to receive over the benchmark widens and the rates we charge on our mortgage loans are not increased accordingly, we may experience a material adverse impact on our ability to execute securitizations or a reduction in the economic value of the pool of mortgage loans.

Loan Originations

The origination of additional mortgage loans for our portfolio will be permanently funded by the issuance of asset-backed securities in securitizations. If we do not generate sufficient cash from our portfolio for us to fund our operations, then we will need to either restructure the securities supporting our portfolio, sell additional shares of capital stock or debt securities to generate additional working capital or, if we are unable to sell additional securities on reasonable terms or at all, we will need to either reduce our origination business or sell a greater portion of our mortgage loans. If we sell our mortgage loans rather than retain them in our investment portfolio, then we will reduce the rate at which we grow our portfolio and we will be subject to corporate income tax on any gains we recognize on selling our mortgage loans. If our liquidity needs exceed our access to liquidity, we may need to reduce our origination business or sell assets at an inopportune time, thereby reducing our earnings. We cannot assure you that we will be able to generate the amount of cash required to operate our business successfully. Insufficient cash flow could threaten our continued ability to satisfy the annual distribution requirement for maintaining our status as a REIT or our solvency, and could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We depend on borrowings and securitizations to fund our mortgage loans and reach our desired amount of leverage, which exposes us to liquidity risks. If we fail to obtain or renew sufficient funding on favorable terms or at all, we will be limited in our ability to make mortgage loans, which will harm our results of operations.

We depend on short-term borrowings to initially fund our mortgage loan originations and reach our desired amount of leverage. Our ability to accumulate loans for securitization depends to a large extent upon our ability to secure interim financing on acceptable terms. Accordingly, our ability to achieve our loan origination and leverage objectives depends on our ability to borrow money in sufficient amounts and on favorable terms. In addition, we must be able to renew or replace our maturing short-term borrowings on a continuous basis. We depend on a few lenders to provide the primary financing facilities for our mortgage loan originations. As of July 29, 2004, we had interim financing facilities consisting of $1.625 billion of committed warehouse facilities and committed repurchase agreement facilities with variable rates of interest with five separate financial institutions. These facilities are committed for 364 days, subject to customary renewal and cancellation provisions. Of these facilities, unless the expiration dates are otherwise extended or the facilities are renewed, four of our facilities will expire prior to the consummation of the REIT conversion. One of our facilities with Greenwich Capital Financial Products, Inc. in the amount of $150 million is due to expire on September 1, 2004. Our facility with Bank of America, N.A. in the amount of $300 million is due to expire on August 22, 2004. Our facility with Credit Suisse First Boston Mortgage Capital, LLC in the amount of $300 million is due to expire on September 30, 2004. Our facility Merrill Lynch Mortgage Capital, Inc. in the amount of $400 million is due to expire on September 1, 2004. If our lenders do not allow us to renew our borrowings or we cannot replace maturing borrowings on favorable terms or at all, we might have to sell our mortgage-related assets under adverse market conditions or might not be able to originate mortgage loans, which would harm our results of operations and may result in permanent losses.

It is possible that our lenders under our financing facilities could experience changes in their ability to advance funds to us, independent of our performance or the performance of our loans. In addition, if the regulatory capital requirements imposed on our lenders change, they may be required to increase significantly the cost of the financing facilities that they provide to us. Moreover, the amount of financing we receive under our financing facilities is directly related to the lender’s valuation of the mortgage loans that secure the outstanding borrowings. Our financing facilities grant the lender the absolute right to re-evaluate the market value of the mortgage loans that secure our outstanding borrowings at any time. In the event the lender determines that the value of the mortgage loans has decreased, it has the right to initiate a margin call. A margin call would require us to transfer additional mortgage loans to the lender (without any advance of funds from the lender for such transfer of mortgage loans) or to repay a portion of the outstanding borrowings. Any such margin call could have a material adverse effect on our business, results of operations, liquidity and financial condition.

All of our financing facilities are subject to financial covenants and other restrictions and contain cross-default provisions. If we are unable to operate within the covenants and restrictions or obtain waivers, all amounts that we owe under our financing facilities could become immediately payable. The involuntary termination of a credit facility, or the acceleration of our debt under a credit facility, would impact all of our financing facilities and would have a material adverse effect on our business, financial condition, liquidity and results of operations.

We rely, and expect to continue to rely, upon our ability to securitize our mortgage loans to generate cash for repayment of short-term credit and warehouse facilities and to finance mortgage loans for the remainder of each mortgage loan’s life. We cannot assure you that we will be successful in securitizing mortgage loans that we accumulate in the future. Our ability to complete securitizations of our loans at favorable prices or at all will depend on a number of factors, including conditions in the securities markets generally, conditions in the asset-backed securities market specifically, the availability of credit enhancement on acceptable economic terms or at all and the performance of our portfolio of securitized loans.

We seek to maintain a ratio of debt-to-equity of between 7:1 and 12:1, although our ratio may at times be above or below this amount. Our ratio of debt-to-equity as of March 31, 2004 was 15:1. Although we incur this leverage to enhance our returns, this leverage, which is fundamental to our business strategy, also exposes us to liquidity risks.

We might be prevented from securitizing our mortgage loans at opportune times and prices, which could adversely affect our ability to generate cash flow.

We rely on our securitizations to generate cash for repayment of our financing facilities, origination of new mortgage loans and general working capital purposes. We will also rely on this cash to make distributions to our shareholders to maintain our status as a REIT. We bear the risk of being unable to securitize our mortgage loans at advantageous times and prices or in a timely manner, or at all. If it is not possible or economical for us to complete the securitization of a substantial portion of our mortgage loans, we may exceed our capacity under our warehouse financing, be unable or limited in our ability to pay down our financing facilities and originate future mortgage loans or may be required to liquidate mortgage loans when the market value of the loans is low and potentially may incur a loss on the sale transaction. Furthermore, if we cannot generate sufficient liquidity upon any such sale, we will be unable to continue our operations, grow our loan portfolio and maintain our hedging policy. The occurrence of any of these events would have a material adverse effect on our business, financial condition, liquidity and results of operations.

We may not be able to successfully execute our credit enhancement strategies, which could restrict our access to financing and adversely affect our business.

The structure we employ in securitization transactions requires credit enhancement. Since 1997, all of our securitizations have used credit enhancement to improve the price at which we issue our asset-backed securities. We currently expect that the credit enhancement for the asset-backed securities will be primarily in the form of excess interest to create and maintain overcollateralization, which refers to the extent to which the mortgage loan balance in our securitizations exceeds the balance of the issued asset-backed securities, designating another portion of the securities we issue as “subordinate securities” (which have a lower payment priority and on which the credit risk from the mortgage loans is concentrated), paying for financial guaranty insurance policies for the loans, or a combination of the foregoing. There are no direct financial costs to the use of overcollateralization. By applying excess cash flow

(mortgage interest income net of interest on the asset-backed securities, losses, and servicing fees) to pay down the asset-backed securities of the trust faster than the underlying mortgages, we are able to create and maintain any required overcollateralization. The market for any subordinate securities we issue could become temporarily illiquid or trade at steep discounts, thereby reducing the cash flow we receive over time from our mortgage loans subject to the securities. If we use financial guaranty insurance policies and the expense of these insurance policies increases, the net interest income we receive will be reduced. We cannot assure you that credit enhancement features will allow us to achieve desirable levels of net interest income from the securitizations of our mortgage loans.

The use of securitizations with overcollateralization requirements may have a negative impact on our cash flow. Other performance tests (based on delinquency levels and cumulative losses) may restrict our ability to receive excess cash flow from a securitization transaction. In addition, rating agencies may place additional performance tests based on other criteria in future securitizations. We cannot assure you that the performance tests will be satisfied. Nor can we assure you, in advance of completing negotiations with the rating agencies or other key transaction parties, of the actual terms of such delinquency tests, overcollateralization terms, cash flow release mechanisms or other significant factors regarding the calculation of net excess income to us. Failure to negotiate such terms on a favorable basis or at all may materially and adversely affect the availability of net excess income to us.

In addition, the net cash flow income we receive from our securitizations generally represents a junior security interest. Generally, so long as excess cash flow is being directed to the senior securities of a securitization trust to achieve overcollateralization, we will not receive distributions from the related securitized pool. Also, because the application of the excess cash flow to the senior securities of a securitization trust depends upon the performance of the related mortgage loans, there may be material variations in the amount, if any, of the excess cash flow distributed to us from period to period, and there may be extended periods when we do not receive excess cash flow. Any variations in the rate or timing of our receipt of distributions may adversely affect our business, financial condition, liquidity and results of operations.

We are subject to increased risk of default, foreclosure and losses associated with our strategy of lending to lower credit grade borrowers.

We specialize in originating, purchasing, securitizing and servicing mortgage loans to credit-impaired borrowers and borrowers that are ineligible to qualify for loans from conventional mortgage sources, such as Fannie Mae and Freddie Mac, due to either loan size, credit characteristics or documentation standards. Credit characteristics that may cause a loan to be ineligible for conventional mortgage funding include relatively high level of debt service carried by the borrower, higher LTV of the loan or past credit write-offs, outstanding judgments, prior bankruptcies or other credit items that cause a borrower to fail to satisfy Fannie Mae or Freddie Mac underwriting guidelines. Examples of documentation standards that are not eligible for conventional mortgage loans may include borrowers who provide limited or no documentation of income in connection with the underwriting of the related mortgage loans. Loans to lower credit grade borrowers generally experience higher-than-average delinquency, default and loss rates than do conforming mortgage loans. As of March 31, 2004, 43% of our loans in our portfolio were sub-prime, meaning that they have a credit grade of A minus or below on our proprietary credit grading system. Because we use portfolio accounting for our securitizations, loan delinquencies and defaults can cause reductions in our interest income and adversely affect our operating results, both with respect to unsecuritized loans and loans that we have securitized. If loan delinquencies and losses exceed expected levels, the fair market value of the mortgage loans held for investment and as collateral for warehouse borrowings, as well as the loan servicing-related assets on our consolidated balance sheet, may be adversely affected. If delinquencies and losses are greater than we expect, our ability to obtain financing and continue to securitize loans on attractive terms, or at all, may be adversely affected. If we underestimate the extent of losses that our loans will incur, or the reserves that we establish for such losses are insufficient, then our business, financial condition, liquidity and results of operations will be adversely impacted.

We cannot be certain that our underwriting criteria or collection methods will afford adequate protection against the higher risks associated with loans made to lower credit grade borrowers. If we are unable to mitigate these risks, our business, financial condition, liquidity and results of operations could be harmed.

Defaults on the mortgage loans in our securitization pools may impact our ability to market future pools.

The poor performance of mortgage loans we have sold or securitized in the past could limit our ability to sell or securitize mortgage loans in the future. The securitization market depends upon a number of factors, including general economic conditions, conditions in the securities markets generally and conditions in the asset-backed securities market specifically. In addition, the historical performance of the mortgage loans we originate may impact the perceived value of any future asset-backed securities we may attempt to issue, which could adversely affect the ratings of our asset-backed securities. If rating agencies issue unfavorable ratings or lower their rating relating to our asset-backed securities, the costs of our future securitizations could increase and we may be limited in our ability to securitize our mortgage loans, which could have a material adverse effect on our business, financial condition, liquidity and results of operations. Furthermore, the rating agencies could require us to increase the over-collateralization level for our securitizations. Increases in our over-collateralization levels would have a negative impact on the value of our retained interests in our securitizations and could require additional capital to fund the over-collateralization, which may not be available on reasonable terms, or at all, and which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our servicing rights may be terminated if delinquencies occur on the loans we service.

We retain servicing rights upon the securitization of a pool of mortgage loans and also provide mortgage loan servicing for third parties. As of March 31, 2004, 51% of the mortgage loans we serviced by principal balance were owned by third parties, but may have been included in securitizations issued pursuant to our shelf registration statement for asset-backed securities. The remainder represented loans we retained on our balance sheet. In addition to termination in the event we default in our duties as servicer, our servicing rights may be terminated by the trustee at the direction of holders of a majority of the certificates issued in the securitization if delinquencies or losses on the pool of loans in a particular securitization exceed prescribed levels at any time. We currently service a total of nine securitizations in our owned portfolio and 21 third party securitizations, certain of which were issued pursuant to our shelf registration statement for asset-backed securities. As of June 30, 2004, delinquencies and losses exceeded the prescribed levels for 11 of the 22 third party securitizations and for none of the securitizations in our owned portfolio that we service. These eleven third party securitizations had an aggregated unpaid principal balance at March 31, 2004 of $1.1 billion, which represented 11% of our total servicing portfolio. We can provide no assurances that our servicing rights will not be terminated in the manner described above.

We are subject to risks related to mortgage loans in our portfolio, including borrower defaults, fraud losses and other losses, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We are subject to risks of borrower defaults and bankruptcies, fraud losses and special hazard losses on the mortgage loans in our portfolio. In the event of any default under our mortgage loans, we will bear the risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal amount of the mortgage loan. Also, the costs of financing the mortgage loans could exceed the interest income we receive on the mortgage loans. If these risks materialize, they could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

If we do not successfully implement our growth strategy, our financial performance could be harmed.

We have experienced rapid growth, which has placed, and will continue to place, substantial pressure on our infrastructure. To maintain this level of growth, we may require additional capital and other resources beyond what we expect to have following the consummation of the transactions described in this proxy statement/prospectus. We cannot assure you that we will be able to: (1) meet our capital needs; (2) expand our systems effectively; (3) optimally allocate our human resources; (4) identify and hire qualified employees; (5) satisfactorily perform our production, servicing, and securitization functions; or (6) effectively incorporate the components of any businesses that we may acquire in our effort to achieve growth. Our failure to manage growth effectively could significantly harm our business, financial condition, liquidity and results of operations.

The residential mortgage origination business is a cyclical industry, is currently at or near its highest historical levels, and is expected to decline in 2004 and upcoming years, which could reduce the level of mortgage loans we originate in the future and adversely impact our business in the future.

The mortgage origination business has historically been a cyclical industry, enjoying periods of strong growth and profitability followed by periods of shrinking volumes and industry-wide losses. The residential mortgage industry has experienced rapid growth over the past three years due to declining and historically low interest rates. The Mortgage Bankers Association of America, or MBAA, has predicted that residential mortgage originations will decrease in 2004 and 2005 due to rising interest rates. During periods of rising interest rates, refinancing originations decrease as the economic incentives for borrowers to refinance their existing mortgages are reduced. We expect this decrease in refinancing to result in a decreased volume of originations in the foreseeable future. As of March 31, 2004, 21% of the loans we originated and held were purchase mortgages and 79% of our loans were refinancings. Due to stable and decreasing interest rates over recent years, our historical performance may not be indicative of results in a rising interest rate environment, and our business, financial condition, liquidity and results of operations may be adversely affected if interest rates rise.

An increase in interest rates may reduce overall demand for mortgage loans, reduce our net interest income or otherwise adversely affect our business or profitability.

Rising interest rates could adversely affect our business or profitability in a number of ways, including the following:

•	reduce the overall demand for our mortgage loans as potential customers may choose not to originate new loans;

•	reduce the spread we earn between the interest we receive on our mortgage loans and the interest we pay under our financing facilities and on our asset-backed securities; and

•	cause the fair market value of our asset-backed certificates and retained interests in securitizations to decline.

Each of the conditions described above could reduce our net interest income or otherwise have a material adverse effect on our business, financial condition, liquidity and results of operations.

A majority of our financing facilities is floating-rate debt that is indexed to short-term interest rates and adjusts periodically at various intervals. Interest expense on asset-backed securities is typically adjusted monthly relative to market interest rates. Because the interest expense we pay on our asset-backed securities typically adjusts faster than the interest income we earn on the mortgage loans we securitize, our net interest income can be volatile in response to increases in interest rates. Net interest losses would have a material adverse effect on our business, financial condition, liquidity and results of operations.

In addition, our adjustable-rate mortgages have interest rate caps, which limit the amount the interest rates charged to the borrower can increase in each adjustment period. Our financing facilities borrowings and asset-backed securities are not subject to similar restrictions. As a result, in a period of rapidly increasing interest rates, interest rates we pay on our borrowings could increase without limitation, while interest rates we earn on our adjustable-rate mortgage loans would be capped. If this occurs, our net interest spread could be significantly reduced or we could suffer a net interest loss. This may also reduce the amount of cash we receive over the life of any retained interests in future securitizations and require us to reduce the carrying value of any retained interests.

Furthermore, rising interest rates could increase the level of defaults on our mortgage loans, which would increase our servicing costs. Increases in our servicing costs would reduce the value of our servicing rights and could also have a material adverse effect on the value of our assets and on our business, financial condition, liquidity and results of operations. As of March 31, 2004, March 31, 2003, and December 31, 2003, 2002, and 2001, the delinquency rates on mortgage loans (including real estate owned) that were seriously delinquent (60+ days past due) that we serviced were 7.93%, 9.82%, 8.89%, 11.25%, and 11.95%, respectively.

Declining interest rates could lead to more prepayments of our loans by our customers, adversely impact the value of our servicing rights or otherwise adversely affect our results of operations.

In general, if prevailing interest rates fall below the interest rate on a mortgage loan, the borrower is more likely to prepay the then higher rate mortgage loan than if prevailing rates remain at or above the interest rate on the existing mortgage loan. Unexpected principal prepayments could adversely affect our results of operations to the extent we are unable to reinvest the funds we receive at an equivalent or higher yield rate, if at all. If our customers prepay their mortgage loans sooner than expected, our business, financial condition, liquidity and results of operations could be materially and adversely affected. While we seek to minimize prepayment risk through a variety of means in originating our mortgage loans, we must balance prepayment risk against other risks and the potential returns on each mortgage loan, and no strategy can completely insulate us from prepayment or other such risks. Increased levels of prepayments could reduce our net income and materially and adversely affect our business, financial condition, liquidity and results of operations.

Declining interest rates would adversely affect the value of our mortgage servicing rights and we periodically evaluate the value of these rights for impairment. In a declining interest rate environment, the increased likelihood of mortgage prepayments, which would eliminate the servicing rights for the prepaid mortgages, could lead to an impairment that could have a material adverse impact on the value of our assets.

In addition, a decline in prevailing interest rates could have the following consequences for us:

•	reduce our total interest revenue as we compete for loan originations against other loan providers who offer lower interest rates;

•	diminish the value of loans and servicing assets on our consolidated balance sheet; and

•	reduce the spreads available to us.

Each of the above consequences could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our hedging strategies may not be successful in mitigating the risks associated with interest rates.

We use various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely. When rates change, we expect the gain or loss on derivatives to be offset by a related but inverse change in the value of the debt related to the financing of our mortgage loan portfolio. We cannot assure you, however, that our use of derivatives will offset the risks related to changes in interest rates. It is likely that there will be periods in the future, during which we will incur losses on our derivative financial instruments under our required accounting rules that will not be fully offset by gains on the debt related to the financing of our mortgage loan portfolio, which has occurred in the past. The derivative financial instruments we select may not have the effect of reducing our interest rate risk. In addition, the nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. In addition, hedging strategies involve transaction and other costs. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses.

Our hedging strategies may be limited by REIT requirements, may not be successful in mitigating the risks associated with changes in interest rates and could result in losses.

We intend to conduct our hedging activities in a manner consistent with our election to qualify as a REIT. Our hedging strategy will be intended to lessen the effects of interest rate changes and to enable us to earn net interest income in periods of generally rising, as well as declining or static, interest rates. Specifically, our hedging program will likely be formulated with the intent to offset some of the potential adverse effects of changes in interest rate levels relative to the differences between the interest rate adjustment indices and maturity or reset periods of our mortgage loans and our borrowings. In managing our hedge instruments, we will consider the effect of the expected hedging income on the REIT qualification tests that limit the amount of gross income that a REIT may receive from hedging. To the extent we can do so consistently with the accounting principles applicable to hedging, and with our overall hedging strategy, we may from time to time identify hedge instruments among our various hedged liabilities to allow certain hedging income to qualify for the 95% income tests. We will need to carefully monitor, and may have to limit, our asset/liability management program to assure that we do not realize hedging income, or hold hedges having a value, in excess of the amounts permitted by the REIT gross income and asset tests.

Moreover, the treatment of hedging transactions under the tax rules applicable to REIT qualification is not entirely clear. The tax law provides that income and gain derived from transactions entered into by a REIT to hedge interest rate risk on indebtedness incurred or to be incurred to acquire or carry real estate assets, such as mortgage loans, represent a source of income that qualifies for purposes of the 95% gross income test (but not for the 75% gross income test). See “Material Federal Income Tax Consequences – Federal Income Taxation of Saxon REIT Following the REIT Conversion” and “Material Federal Income Tax Consequences – REIT Qualification–Gross Income Tests.” The treatment of hedging transactions entered into for the purposes of hedging risks other than interest rate risk, or of hedging assets rather than indebtedness, is not clear. In addition, the treatment of hedging transactions under the quarterly asset tests is not clear. We may find that in certain instances we must hedge risks incurred by us through transactions entered into by a taxable REIT subsidiary. Hedging our risk through a taxable REIT subsidiary would be inefficient on an after-tax basis because of the tax liability imposed on the taxable REIT subsidiary.

A prolonged economic slowdown or a lengthy or severe recession could harm our operations.

The risks associated with our business are more acute during periods of economic slowdown or recession because these periods can be accompanied by decreased demand for consumer credit and declining real estate values. Because we make a substantial number of loans to credit-impaired borrowers, rates of delinquencies, foreclosures, and losses on our loans could be higher than those generally experienced in the mortgage lending industry during periods of economic slowdown or recession. In addition, declining real estate values negatively affect loan-to-value ratios of home equity collateral, which reduces the ability for borrowers to use home equity to support borrowings and is likely to result in a decrease in our level of new loan originations. Any sustained period of increased delinquencies, foreclosures, or losses could adversely affect our ability to originate, purchase, and securitize loans, which could significantly harm our business, financial condition, liquidity and results of operations.

We may be required to repurchase mortgage loans that we have securitized or sold, or to indemnify purchasers of our loans.

If any of the mortgage loans do not comply with the representations and warranties that we make in connection with a securitization or loan sale, we may be required to repurchase those loans or replace them with substitute loans. If this occurs, we may have to bear any associated losses directly. In addition, in the case of loans that we have sold instead of securitized, we may be required to indemnify persons for losses or expenses incurred as a result of a breach. Repurchased loans typically are financed at a steep discount to the repurchase price, if at all. Our repurchases of mortgage loans in the past have not been material to our operations or our ability to conduct securitizations. Any significant substitutions, repurchases or indemnifications, however, could significantly harm our business, financial condition, liquidity and results of operations.

Investors may require greater returns relative to benchmark rates.

The securities issued in our securitizations are typically issued with various ratings and are priced at a spread over a certain benchmark, such as LIBOR or the yield based on comparable maturity swaps. If the spread that investors require over the benchmark widens and the rates we charge on our mortgage loans are not increased accordingly, we may experience a material adverse effect on our net interest income from our securitizations, resulting in a reduction in the economic value of the pool of mortgage loans that we have originated. This could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We advance borrowers’ monthly payments for loans we securitize and servicing expenses for all loans we service before receiving the corresponding payment from the borrower, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Under our securitization servicing agreements, we are required to advance scheduled payments to the trustee in the amount of the borrower’s monthly mortgage payment less our servicing fee even if the monthly payment on the underlying mortgage has not been paid to us. Under all servicing agreements we are also required to advance servicing expenses related to the mortgage loans (such as payment of delinquent taxes and foreclosure expenses, etc.). In each case, these advances of monthly payments and servicing expenses are made from our own funds. Our obligation to make these advances continues monthly until the related mortgage loan has been liquidated or we make a determination that such an advance will not be recovered upon the final liquidation of the related mortgage loan. Even then, we are unable to recoup such advances until the mortgage loan is brought current, paid off or liquidated through foreclosure. To the extent we make such advances without reimbursement by the borrower, we are at risk of not recovering the amounts we advance. Additionally, we may not have adequate cash from operations with which to make such advances and may be required to borrow funds, sell some of our loans or raise capital, which we may not be able to do on reasonable terms or at all and which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We depend on brokers and correspondent lenders for 70% of our loan production.

We depend, to a large extent, on brokers and correspondent lenders for our originations and purchases of mortgage loans. Moreover, our total loan purchases from correspondent lenders, historically, have been highly concentrated. Our top three correspondent lenders accounted for 29% and 44% of our total correspondent loan volume and 6% and 15% of our total volume for the three months ended March 31, 2004 and 2003, respectively. Other than Accredited Home Lenders, which accounted for 18% of the total correspondent loan volume for the first quarter of 2004, and NovaStar Financial, which accounted for 28% of the total correspondent loan volume for the first quarter of 2003, no other individual correspondent lender or broker accounted for 10% or more of our total correspondent loan volume for the three months ended March 31, 2004 and 2003. Our brokers and correspondent lenders are not contractually obligated to do business with us. Further, our competitors also have relationships with the same brokers and correspondent lenders and actively compete with us in our efforts to expand our broker and correspondent networks. Accordingly, we cannot assure you that we will be successful in maintaining our existing relationships or expanding our broker and correspondent networks. The failure to do so could negatively impact the volume and pricing of our loans, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our business may be significantly affected by the economy of California, where we conduct a significant amount of business.

As of March 31, 2004, 22% of the mortgage loans we originated or purchased were secured by property located in California. An overall decline in the economy or the residential real estate market, or the occurrence of natural disasters that are not covered by standard homeowners’ insurance policies, such as earthquakes or extensive wildfires, in California could adversely affect the value of mortgaged premises in California and increase the risk of delinquency, foreclosure, bankruptcy, or loss on mortgage loans in our portfolio. This would negatively affect our ability to originate, purchase, and securitize mortgage loans, which could have a material adverse effect on our business, financial condition, liquidity, and results of operation.

We face intense competition that could adversely affect our market share and revenues.

We face intense competition from finance and mortgage banking companies and, to a growing extent, from traditional bank and thrift lenders who have entered the non-conforming mortgage market. Government sponsored entities, or GSEs, such as Fannie Mae and Freddie Mac, are also expanding their participation in the non-conforming mortgage market. We also expect increased competition over the Internet, where entry barriers are relatively low. As we seek to expand our business further, we will face a significant number of competitors, many of whom will be well established in the markets we seek to penetrate. The nature of the mortgage banking industry, and the way business is conducted, is changing. Some of our competitors are much larger than we are, have better name recognition, and have far greater financial and other resources than we have. Our competitors that operate under authority of federal law also benefit from general federal preemption of state and local laws and regulations, to which we are generally subject.

The intense competition in the non-conforming mortgage market has also led to rapid technological developments, evolving industry standards, and frequent releases of new products and enhancements. As mortgage products are offered more widely through alternative distribution channels, such as the Internet, we may be required to make significant changes to our current retail structure and information systems to compete effectively. Our inability to continue developing a successful Internet operation, or to adapt to other technological changes in the industry, could have a material adverse effect on our business, financial condition, liquidity and results of operations.

The need to maintain mortgage loan volume in this competitive environment creates a risk of price competition in the mortgage industry. Competition in the industry can take many forms, including interest rates and costs of a loan, convenience in obtaining a loan, customer service, amount and term of a loan and marketing and distribution channels. Price competition would lower the interest rates that we are able to charge borrowers, which would lower our interest income. Price-cutting or discounting reduces profits and will depress earnings if sustained for any length of time. Increased competition may also reduce the volume of our loan originations, purchases, and securitizations. Any increase in these pricing pressures could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Interests in real property secure our mortgage loans and we may suffer a loss if the value of the underlying property declines.

Interests in real property secure the mortgage loans we originate. If the value of the property underlying a mortgage loan decreases, our risk of loss with respect to the mortgage loan increases. In the event there is a default under a mortgage loan, our sole recourse may be to foreclose on the mortgage loan to recover the outstanding amount under the mortgage loan. If the value of the property is lower than the amount of the mortgage loan, we will suffer a loss, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We may be subject to environmental risks with respect to properties to which we take title.

From time to time, in the ordinary course of our business, we foreclose on properties securing loans that are in default. There is a risk that hazardous or toxic waste could be found on these properties, and we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and cleanup costs incurred in connection with the contamination. Although, to date, we have not been required to perform any material investigation or clean up activities, nor have we been subject to any environmental claims, we cannot assure you that this will remain the case in the future. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we could be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Terrorist attacks and other acts of violence or war may affect any market for our common stock, the industry in which we operate, our operations and our profitability.

Terrorist attacks may harm our results of operations and your investment. We cannot assure you that there will not be further terrorist attacks against the United States or U.S. businesses. These attacks or armed conflicts may impact the property collateralizing our mortgage loans directly or indirectly, by undermining economic conditions in the United States. Furthermore, losses resulting from terrorist events are generally uninsurable.

Loss of our key management could result in a material adverse effect on our business.

Our future success depends to a significant extent on the continued services of our senior management. We do not maintain “key person” life insurance for any of our personnel, other than for Michael L. Sawyer, our Chief Executive Officer and President. The loss of the services of Mr. Sawyer, Bradley D. Adams, our Executive Vice President – Capital Markets, and Robert B. Eastep, our Executive Vice President and Chief Financial Officer, could have a material adverse effect on our business, financial condition, liquidity, and results of operations. Although we have employment agreements with each of them, we cannot assure you they will remain employed with us.

In addition, we depend on our account executives to attract borrowers by, among other things, developing relationships with other financial institutions, mortgage companies and brokers, real estate agents and brokers, corporations, and others. These relationships lead to repeat and referral business. The market for skilled account executives is highly competitive. Competition for qualified account executives may lead to increased hiring and retention costs. If we are unable to attract or retain a sufficient number of skilled account executives at manageable costs, our business, financial condition, liquidity, and results of operations could be materially and adversely affected.

Our dependence on information systems may result in problems.

We rely on communications and information systems to conduct our business. As we implement our growth strategy and increase our volume of loan production over the Internet, that reliance will increase. Any failure, interruption or breach in security of our information systems or third-party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received. Any such failure, interruption, or compromise of our systems or security measures we employ could affect our flow of business and, if prolonged, could harm our reputation. We cannot assure you that possible failures or interruptions have been adequately addressed by us or the third parties on which we rely, or that any such failures or interruptions will not occur. The occurrence of any failures or interruptions could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Regulatory and Legal Risks

We incur significant costs related to governmental regulation.

Our business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on a substantial portion of our operations. Our lending and servicing activities are subject to numerous federal laws and regulations, including the Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994, or HOEPA), the Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Real Estate Settlement Procedures Act, or RESPA, the Fair Housing Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act and the privacy requirements of the Gramm-Leach-Bliley Act. We also are required to comply with a variety of state and local consumer protection laws and are subject to the rules and regulations of, and examination by state regulatory authorities with respect to originating, processing, underwriting, selling, securitizing and servicing mortgage loans. These requirements can and do change as statutes and regulations are amended.

These statutes and regulations, among other things, impose licensing obligations upon us, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, finance charges, fees and mortgage loan amounts. We expect to continue to incur significant costs to comply with governmental regulations, which will have a negative effect on our net income.

The nationwide scope of our origination and servicing activities exposes us to risks of noncompliance with an increasing and inconsistent body of complex laws and regulations at the federal, state, and local levels.

Because we originate loans nationwide, we must be licensed in all relevant jurisdictions and comply with the respective laws and regulations of each, as well as judicial and administrative decisions. We also are subject to an extensive body of federal laws and regulations. See “Business – Regulation.” Among other things, these statutes and regulations require our affiliates to be licensed, provide eligibility criteria for mortgage loans, prohibit discrimination, require inspections and appraisals of properties securing a mortgage, require credit reports on mortgage applicants, specify disclosures and notices to borrowers and, in some cases, set limits on interest rates, finance charges, fees, and mortgage loan amounts. These rules also may regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances, and payment features. The significant costs to comply with governmental regulations may have a negative effect on our net income.

The volume of new or modified laws and regulations has increased in recent years, and the laws and regulations of each applicable jurisdiction often differ and in many cases are inconsistent and complex. As our operations continue to grow, it may be more difficult for us to identify these developments comprehensively, to interpret changes accurately, to program our technology systems properly to reflect the changes and to train our personnel effectively with respect to these laws and regulations. These difficulties potentially increase our exposure to the risks of noncompliance with these laws and regulations.

Our failure to comply with these laws can lead to:

•	civil and criminal liability, including potential monetary penalties;

•	loss of state licenses or other approval status required for continued lending or servicing operations;

•	legal defenses causing delay or otherwise adversely affecting the servicer’s ability to enforce loans, or giving the borrower the right to rescind or cancel the loan transaction;

•	demands for indemnification or loan repurchases from purchasers of our loans;

•	class action lawsuits;

•	administrative enforcement actions;

•	loss of the ability to obtain ratings on our securitizations by rating agencies; or

•	inability to obtain credit to fund our operations.

Although we have systems and procedures directed to compliance with these legal requirements and believes that we are in material compliance with all applicable federal, state and local statutes, rules and regulations, we cannot assure you that more restrictive laws and regulations will not be adopted in the future, or that governmental bodies will not interpret existing laws or regulations in a more restrictive manner, which could make compliance more difficult or expensive. The laws and regulations applicable to us are subject to administrative or judicial interpretation, but some of these laws and regulations have been enacted only recently and may not yet have been interpreted or may be interpreted infrequently. As a result of infrequent or sparse interpretations, ambiguities in these laws and regulations may leave uncertainty with respect to permitted or restricted conduct under them. Any ambiguity under a law to which we are subject may lead to regulatory investigations, governmental enforcement actions, or private causes of action, such as class action lawsuits, with respect to our compliance with applicable laws and regulations. As a mortgage lender, we have been, and expect to continue to be, subject to regulatory enforcement actions and private causes of action from time to time with respect to our compliance with applicable laws and regulations.

We or our subsidiaries are subject to examination by state regulatory authorities in the states in which we operate. In response to issues arising from these examinations, we have been required in the past to take corrective actions, including changes in certain business practices or refunds to certain borrowers. We can provide no assurance that future examinations will not cause us to change certain business practices, make refunds or take other actions that would be financially or competitively detrimental to us.

Further, we compete with federally chartered institutions and their operating subsidiaries that also operate in a multistate market environment. Under their federal charters and federal regulations, these federal entities operate with the benefit of broad federal preemption of state and local laws regulating their lending activities. Unlike those competitors, we are generally subject to all state and local laws applicable to mortgage lenders in each jurisdiction in which we lend, including new laws directed at non-conforming mortgage lending, as described below under “Business—Regulation.” At least one national rating agency has announced that, in recognition of the benefits of federal preemption, it will not require additional credit enhancement by federal institutions when they issue securities backed by mortgages from a state with predatory lending laws. As a non-federal entity, we will continue to be subject to such rating agency requirements arising from state or local lending-related laws or regulations. In addition, such federally-chartered institutions and their operating subsidiaries have defenses under federal law to allegations of noncompliance with some state and local laws that are unavailable to us.

Our failure or the failure of our subsidiaries to obtain and maintain licenses in the jurisdictions in which we do business could have a material adverse effect on our results of operations, financial condition and business.

We operate in a highly regulated industry, and we and our subsidiaries are subject to licensing requirements in the various states where we do business. We may be required to obtain certain new licenses and approvals under existing licenses before the commencement of certain business activities related to the formation of Saxon REIT and necessary to carry out our business strategy. In addition, if we decide to increase REIT qualifying assets and income such as originating and servicing loans at the REIT level, we will be required to obtain certain new licenses and approvals.

We cannot assure you that we will be able to obtain all the necessary licenses and approvals in a timely manner or at all. Failure to obtain and maintain these licenses and approvals would limit, delay and disrupt (1) our ability to increase REIT qualifying assets and income, and (2) our operations in certain geographical regions, and perhaps nationwide, and could have a material adverse effect on our business, financial condition, liquidity and results of operations.

New legislation may restrict our ability to make loans, negatively affecting our revenues.

Several federal, state, and local laws, rules and regulations have been adopted in recent years, or are under consideration, that are intended to eliminate lending practices labeled as “predatory.” Many of these laws and rules impose certain restrictions on loans on which certain points and fees or the annual percentage rate, or APR, exceed specified thresholds. Generally, we avoid making or acquiring loans that exceed those thresholds because of the costs and risks associated with such loans, and the market valuations and perceptions of such loans.

Congress and federal government agencies also continue to consider legislative and regulatory proposals affecting mortgage lending, including “predatory lending.” Among these proposals are ones that would lower the existing HOEPA thresholds for defining a “high-cost” loan, and establishing enhanced protections and remedies for borrowers who receive high-cost loans.

Moreover, many of the laws and regulations that have been recently enacted or are proposed extend beyond curbing “predatory lending” practices and could restrict commonly accepted lending activities. For example, some of these laws strictly limit a borrower’s ability to include in the loan amount the points and fees charged in connection with the origination of a mortgage loan or others restrict or prohibit prepayment charges. Passage of these laws and regulations in additional jurisdictions could reduce our loan origination volume. Additionally, this type of legislation and any new legislation may cause us to withdraw from some jurisdictions.

The continued enactment of these laws, rules and regulations may prevent us from making certain loans and may cause us to reduce the APR or the points and fees on loans that we do originate. In addition, the difficulty of managing the compliance risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for non-conforming mortgage loans. These laws, rules, and regulations have required us to develop systems and procedures to ensure that we do not violate any aspect of these new requirements. If we decide to relax our self-imposed restrictions on originating and purchasing loans subject to these laws, we will be subject to greater risks for actual or perceived non-compliance with such laws, rules, and regulations, including demands for indemnification or loan repurchases from our lenders and purchasers of our loans, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages, and administrative enforcement actions. Any of the foregoing could significantly harm our business, financial condition, liquidity and results of operations.

In addition, because of reputational and financial risks, many whole loan purchasers will not buy, and rating agencies may refuse to rate, any securitization containing any loan labeled as a “high cost” loan under any local, state or federal law or regulation. Therefore, these laws and regulations can severely constrict the secondary market and limit the acceptable standards of mortgage loan production. Changes in these laws and regulations could effectively preclude us from originating mortgage loans that are governed by those rules and could have a material adverse effect on our ability to securitize or sell mortgage loans and, accordingly, our business, financial condition, liquidity and results of operations.

Furthermore, from time to time, members of Congress and government officials have advocated the elimination of the mortgage interest deduction for federal income tax purposes, or its reduction based on borrower income, type of loan or principal amount. The tax deductibility of mortgage interest gives mortgage products a competitive advantage when compared to other types of consumer financing, an advantage that could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits to borrowers could have a material adverse effect on the demand for the mortgage loan products we offer.

The recent reduction in scope of preemption previously afforded non-depository lenders under the Alternative Mortgage Transactions Parity Act could have a material adverse effect on our results of operations, financial condition and business.

On September 25, 2002, the Office of Thrift Supervision, or the OTS, released a new rule that reduced the scope of the Alternative Mortgage Transactions Parity Act, or the Parity Act, preemption and, as a result, we are no longer able to rely on the Parity Act to preempt state restrictions on prepayment charges. The effective date of the new rule was July 1, 2003 and it does not purport to have any retroactive effect. The elimination of this federal preemption requires us to comply with state restrictions on prepayment charges. These restrictions prohibit us from charging any prepayment charge in certain states and restrict the amount and duration of prepayment charges that we may impose in other states. Currently, we conduct business in 30 states that restrict or prohibit prepayment charges on mortgage loans. For the three months ended March 31, 2004 and for the year ended December 31, 2003, 44% and 38%, respectively, of our loans were made in these 30 states.

In addition, on April 24, 2003, a New Jersey state appellate court relied on the new OTS rule to find that the Parity Act did not preempt New Jersey state law restrictions on prepayment charges in the past. Although this ruling was recently reversed on appeal by the New Jersey Supreme Court, if courts in other jurisdictions were to reach conclusions like the New Jersey appellate court’s decision, those courts might call into question the validity of prepayment penalty provisions under which we have previously collected prepayment charges and which we continued to include in our loan documentation prior to July 1, 2003 on the basis of Parity Act preemption, which may require us to refund and waive a significant amount in prepayment charges.

We are subject to various legal actions, which if decided adversely, could have a material adverse effect on us.

Because the non-conforming mortgage lending and servicing business, by its nature, involves the collection of numerous accounts, the validity of liens and compliance with local, state and federal lending laws, mortgage lenders, and servicers, including us, are subject to numerous claims and legal actions in the ordinary course of business. These legal actions include lawsuits brought as class actions that allege violations of various federal, state and local consumer protection laws. We are currently defending a number of lawsuits in which the plaintiffs are seeking class action certification. For example, in Josephine Coleman v. America’s MoneyLine, the plaintiffs allege consumer fraud and unjust enrichment under Illinois law and similar laws of other states. We are defending another class action claim in Loisann Singer, et al. v. Saxon Mortgage Services (f/k/a Meritech Mortgage Services, Inc.), et al., in which the plaintiffs allege violations of Illinois law by collecting prepayment penalties in accordance with the terms of the mortgages of certain borrowers whose loans had been accelerated due to default and which later were prepaid by the borrowers. In Shirley Hagan, et al. v. Concept Mortgage Corp., Saxon Mortgage and others, plaintiffs allege that the defendant mortgage companies, including Saxon Mortgage, violated HOEPA, TILA, and RESPA with respect to the fees and interest rate charged to plaintiff and the related loan disclosures, in connection with the plaintiff’s loan and the loans of a similarly situated class of borrowers. In July, 2004, an agreement in principle was reached for settlement of the Shirley Hagan, et al. v. Concept Mortgage Corp., Saxon Mortgage and others matter. The settlement would reduce the outstanding balance, and interest rate, of the plaintiff’s loan and provide for payment of the plaintiff’s legal fees in an approximate amount of $30,000. While we cannot predict the ultimate legal and financial liability with respect to legal actions brought against us, an adverse judgment in one or more legal actions could have a material adverse effect on our financial condition. In addition, in recent years, both state and federal regulators have subjected the practices of non-conforming mortgage lenders to particularly intense regulatory scrutiny, which has resulted in a number of well-publicized governmental and other investigations of other mortgage lenders in our industry. Any such investigation of us could have a material adverse effect on our business, results of operations, liquidity and financial condition.

If many of our borrowers become subject to Servicemembers Civil Relief Act of 2003, our cash flows and interest income may be adversely affected.

Under the Servicemembers Civil Relief Act, which re-enacted in 2003 the Soldiers’ and Sailors’ Civil Relief Act of 1940, a borrower who enters military service after the origination of his or her mortgage loan generally may not be required to pay interest above an annual rate of 6%, and the lender is restricted from exercising certain enforcement remedies, during the period of the borrower’s active duty status. This act also applies to a borrower who was on reserve status and is called to active duty after origination of the mortgage loan. A significant mobilization by the U.S. Armed Forces could increase the number of our borrowers who are subject to this act, thereby reducing our cash flow and the interest payments collected from those borrowers, and in the event of default, delaying or preventing it from exercising the remedies for default that otherwise would be available to us.

The conduct of the independent brokers through whom we originate our wholesale loans could subject us to fines or other penalties.

The mortgage brokers through whom we originate wholesale loans have parallel and separate legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, federal and state agencies increasingly have sought to impose such liability. Recently, for example, the United States Federal Trade Commission, or the FTC, entered into a settlement agreement with a mortgage lender where the FTC characterized a broker that had placed all of its loan production with a single lender as the “agent” of the lender; the FTC imposed a fine on the lender in part because, as “principal,” the lender was legally responsible for the mortgage broker’s unfair and deceptive acts and practices. The United States Department of Justice in the past has sought to hold mortgage lenders responsible for the pricing practices of mortgage brokers, alleging that the mortgage lender is directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act even if the lender neither dictated what the mortgage broker could charge nor kept the money for its own account. We exercise little or no control over the activities of the independent mortgage brokers from whom we obtain our wholesale loans. However, we have in the past made refunds to our borrowers because of the conduct of mortgage brokers and it is possible that we may in the future be subject to additional payments, fines or other penalties based upon the conduct of the brokers with whom we do business.

“Do not call” registries may limit our ability to market our products and services.

Our marketing operations are or may become subject to various federal and state “do not call” list requirements. The FTC has recently amended its rules to provide for a national “do not call” registry. Under these new federal regulations, consumers may have their phone numbers added to the national “do not call” registry. Generally, we are prohibited from cold calling anyone on that registry. Despite court decisions calling into question the FTC’s authority to implement this registry, the FTC has put it into operation, pending a definitive judicial decision. These regulations may restrict our ability to market effectively our products and services to new customers. Furthermore, compliance with these regulations may prove costly and difficult, and we may incur penalties for improperly conducting our marketing activities.

The fraudulent and negligent acts on the part of loan applicants, mortgage brokers, appraisers, other vendors, and our employees could subject us to losses.

When we originate mortgage loans, we rely heavily upon information supplied by third parties including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is misrepresented and the misrepresentation is not detected before loan funding, the value of the mortgage loan may be significantly lower than expected. Whether the loan applicant, the mortgage broker, another third party, or one of our employees makes a misrepresentation, we generally bear the risk of loss associated with the misrepresentation. A mortgage loan subject to a material misrepresentation is typically unsaleable or subject to repurchase if it is sold before detection of the misrepresentation. In addition, the persons and entities making a misrepresentation are often difficult to locate and it is often difficult to collect from them any monetary losses we have suffered.

While we have controls and processes designed to help us identify misrepresented information in our loan origination operations, we cannot assure you that we have detected or will detect all misrepresented information in our loan originations operations.

Compliance with proposed and recently enacted changes in securities laws and regulations are likely to increase our costs.

The Sarbanes-Oxley Act of 2002 and rules and regulations promulgated by the SEC and the Nasdaq National Market have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. We believe that these rules and regulations will make it more costly for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of management and our board of directors, particularly to serve on our audit committee.

We are subject to significant legal and reputational risks and expenses under federal and state laws concerning privacy, use, and security of customer information.

The federal Gramm-Leach-Bliley financial reform legislation imposes significant privacy obligations on us in connection with the collections, use, and security of financial and other nonpublic information provided it by applicants and borrowers. We adopted a privacy policy and adopted controls and procedures to comply with the law when it took effect on July 1, 2001. In addition, California has enacted, and several other states are considering, even more stringent privacy or customer information security legislation, as permitted under federal law. Because laws and rules concerning the use and protection of customer information are continuing to develop at the federal and state levels, we expect to incur increased costs in our effort to be and remain in full compliance with these requirements. Nevertheless, despite our efforts we will be subject to legal and reputational risks in connection with our collection and use of customer information, and we cannot assure you that will not be subject to lawsuits or compliance actions under such state nor federal privacy requirements. To the extent that a variety of inconsistent state privacy rules or requirements are enacted, our compliance costs could substantially increase.

Our failure to maintain an exemption from the Investment Company Act would harm our results of operations.

Our investment policy provides that we may invest in securities of other REITs or similar entities. See “Business – Policies With Respect to Certain Activities – Investment Policies.” Although we intend to make such investments only if our board of directors determines that the proposed investment would not cause us to be an “investment company” under the Investment Company Act of 1940, as amended, or the Investment Company Act, we could become regulated as an investment company for purposes of that act, which would substantially reduce our ability to use leverage and could adversely affect our business, financial condition, liquidity and results of operations.

Federal Income Tax Risks Related to Our Qualification as a REIT

Actions we take to satisfy the requirements applicable to REITs, or our failure to satisfy such requirements, could have an adverse effect on our financial condition.

We intend to operate so that we qualify as a REIT under the federal tax laws effective for our taxable year ending December 31, 2004. A REIT generally is not taxed at the corporate level on income it currently distributes to its shareholders as long as it distributes annually at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). No assurance can be provided, however, that we will qualify, or be able to remain qualified, as a REIT, or that new legislation, Department of Treasury regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of such qualification. In this regard, we will receive an opinion of McKee Nelson LLP to the effect that we, effective for our taxable year ending December 31, 2004, will be organized in conformity with the requirements for qualification as a REIT under the federal tax laws, and that our proposed method of operation will enable us to satisfy the requirements for qualification and taxation as a REIT. This opinion is conditioned upon certain factual representations to be made by us as to matters relating to our organization and operation. In addition, this opinion will be based upon our factual representations concerning our business and properties as set forth in this proxy statement/prospectus and assumes that the actions described in this proxy statement/prospectus are completed in a timely fashion. Moreover, an opinion of counsel does not bind the Internal Revenue Service, or the IRS, or the courts, and no assurance can be provided that such opinion will not be challenged by the IRS or will be sustained by a court if so challenged.

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Required distributions and payments. To qualify as a REIT, generally we will be required each year to distribute annually to our shareholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gain). In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions we make with respect to the calendar year are less than the sum of (i) 85% of our ordinary income, (ii) 95% of our capital gain net income for that year, and (iii) any undistributed taxable income from prior periods. We intend to make distributions to our shareholders to comply with the minimum 90% distribution requirement and to avoid the nondeductible excise tax. Differences in timing between taxable income and cash available for distribution could require us to borrow funds or to issue additional equity to meet the minimum 90% distribution requirement (and therefore to maintain our REIT status) and to avoid the nondeductible excise tax. In addition, our inability to retain earnings (resulting from the minimum 90% distribution requirement) will generally require us to refinance debt that matures with additional debt or equity. There can be no assurance that any of these sources of funds, if available at all, would be available to meet our distribution and tax obligations.

•	Consequences of failure to qualify as a REIT. If we fail to qualify as a REIT, we will be subject to federal and state income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, we will be disqualified from treatment as a REIT for the four taxable years following the year during which REIT qualification is lost. The additional tax would significantly reduce the cash available for distribution by us to our shareholders. Our failure to qualify as a REIT could reduce materially the value of our common stock. However, if we fail to qualify as a REIT, subject to certain limitations under the federal tax laws, domestic corporate shareholders may be eligible for the dividends received deduction with respect to our distributions and most domestic non-corporate shareholders generally would be taxed on such distributions at the rates applicable to net capital gains. See “Material Federal Income Tax Consequences—Federal Income Taxation of Saxon REIT Following the REIT Conversion” and “Material Federal Income Tax Consequences—REIT Qualification—Failure to Qualify.”

•	“Earnings and profits” attributable to “C” corporation taxable years. To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a “C” corporation taxable year. Because we will elect REIT status effective as of the date of our formation, and because the conversion transaction has been structured so that we will not succeed to any of the accumulated earnings and profits of Saxon Capital, we will not have any earnings and profits attributable to a “C” corporation taxable year. See “Material Federal Income Tax Consequences—REIT Qualification.”

Distributions we will make to most domestic non-corporate shareholders following the REIT conversion, unlike dividends Saxon may pay, will generally not be eligible for taxation at capital gains rates, which may adversely affect the price of our common stock.

Under recently enacted tax legislation, distributions made to most domestic non-corporate shareholders by a C corporation, such as Saxon Capital, are generally eligible to be taxed at rates applicable to net capital gains, currently subject to a maximum rate of 15%, rather than at rates applicable to ordinary income, currently subject to a maximum rate of 35%. This reduced rate of tax, however, generally will not apply to distributions made to most domestic non-corporate shareholders by a REIT on its stock, except for under limited circumstances. As a result, if we qualify as a REIT, our dividends paid to most domestic non-corporate shareholders will generally be taxable to those holders at ordinary income rates. Although the earnings of a REIT that are distributed to its shareholders still generally are subject to less total federal income taxation than earnings of a non-REIT C corporation that are distributed to its shareholders net of corporate level income tax, this legislation could cause domestic non-corporate investors to view the stock of C corporations as more attractive relative to the stock of a REIT than was the case before the enactment of this legislation, because dividends from C corporations generally will be taxed at a lower rate to shareholders while dividends paid from REITs generally will be taxed at the same rate as the shareholder’s other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of REITs in general and on our common stock in particular, either in terms of absolute price or relative to other investments.

Recognition of excess inclusion income by us could have adverse tax consequences to us or our shareholders.

We may recognize excess inclusion income and our shareholders may be required to treat a portion of the distributions they receive as excess inclusion income. Excess inclusion income may not be offset with net operating losses, will represent unrelated business taxable income in the hands of an otherwise tax-exempt shareholder, and will be subject to withholding tax, without regard to otherwise applicable exemptions or rate reductions, to the extent such income is allocable to a shareholder who is not a U.S. person.

Generally, excess inclusion income is the income allocable to a REMIC residual interest in excess of the income that would have been allocable to such interest if it were a bond having a yield to maturity equal to 120% of the long-term applicable federal rate, which is a rate based on the weighted average yields of treasury securities and is published monthly by the IRS for use in various tax calculations.

Although we plan to structure our securitization transactions to qualify as non-REMIC financing transactions for federal income tax purposes, we may recognize excess inclusion income attributable to the equity interests we retain in those securitization transactions. In short, if a REIT holds 100% of the sole class of equity interest in a non-REMIC multi-class mortgage-backed securities offering that qualifies as a borrowing for federal income tax purposes, the equity interest retained by the REIT, under regulations that have not yet been issued, will be subject to rules similar to those applicable to a REMIC residual interest. Thus, because we intend to undertake non-REMIC multi-class mortgage backed securities transactions after the REIT conversion, we may recognize excess inclusion income.

If we recognize excess inclusion income, we may, under regulations that have not yet been issued, have to allocate the excess inclusion income to the distributions we distribute to our shareholders to the extent our REIT taxable income (taking into account the dividends paid deduction) is less than the sum of our excess inclusions for the taxable year. If a portion of the distributions we distribute to you were characterized as excess inclusion income, then you will be taxed with respect to that excess inclusion income in the same manner that you would be taxed if you held a REMIC residual interest directly.

Generally, to maintain our REIT status, we must distribute at least 90% of our taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gains) in each year. To the extent the sum of our excess inclusion income is less than 10% of our total taxable income, we may elect to pay tax on such excess inclusion income rather than treating a portion of our distributions as comprising excess inclusion income.

If Saxon REIT were to invest more than 20% of its total assets in Saxon Capital Holdings or another taxable REIT subsidiary, we would violate the requirement that a REIT cannot invest more than 20% of its total assets in the stock or securities of one or more taxable REIT subsidiaries, which would result in the loss of our REIT status.

At the close of any calendar quarter, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries.

After the REIT conversion, Saxon Capital Holdings and the subsidiaries of Saxon Capital in existence immediately before the REIT conversion (other than Saxon REIT and Saxon Merger Corporation) will become taxable REIT subsidiaries of Saxon REIT. Upon the closing of the merger, the sole taxable REIT subsidiary in which we will directly own stock or securities will be Saxon Capital Holdings. At that time, the stock and securities of Saxon Capital Holdings held by us is expected to represent less than 20% of the value of our total assets. Furthermore, we intend to monitor the value of our investments in the stock and securities of Saxon Capital Holdings (and any other taxable REIT subsidiary in which we may invest) to ensure compliance with the above-described 20% limitation. We cannot assure you, however, that we will always be able to comply with the 20% limitation so as to maintain REIT status.

Because taxable REIT subsidiaries are subject to tax at the regular corporate rates, we may not be able to fully realize the tax benefits we anticipate as a result of the REIT conversion.

A taxable REIT subsidiary must pay income tax at regular corporate rates on any income that it earns. Following the REIT conversion, many of our historic business activities will be conducted through our taxable REIT subsidiaries. Our taxable REIT subsidiaries will pay corporate income tax on their taxable income, and their after-tax net income will be available for distribution to us. Such income, however, is not required to be distributed.

The primary benefit that we will derive as a result of the REIT conversion is the ability to avoid corporate income tax on our earnings by distributing such earnings as dividends to our shareholders. Certain business activities, such as servicing loans owned by third parties, must, however, be conducted through a taxable REIT subsidiary if we are to maintain our compliance with requirements for qualification as a REIT. Consequently, our ability to achieve the primary benefit of the REIT conversion – the avoidance of corporate income tax on our earnings – will be limited to the extent we must conduct our business activities through taxable REIT subsidiaries.

We may endanger our REIT status if the dividends we receive from our taxable REIT subsidiaries exceed applicable REIT gross income tests.

The annual gross income tests that must be satisfied to ensure REIT qualification may limit the amount of dividends that we can receive from our taxable REIT subsidiaries and still maintain our REIT status. Generally, not more than 25% of our gross income can be derived from non-real estate related sources, such as dividends from a taxable REIT subsidiary. If, for any taxable year, the dividends we received from Saxon Capital Holdings, when added to our other items of non-real estate related income, represented more than 25% of our total gross income for the year, we could be denied REIT status, unless we were able to demonstrate, among other things, that our failure of the gross income test was due to reasonable cause and not willful neglect.

Moreover, the limitations imposed by the REIT gross income tests may impede our ability to distribute assets from Saxon Capital Holdings to Saxon REIT in the form of post-REIT conversion dividends. Certain asset transfers may, therefore, have to be structured as purchase and sale transactions upon which Saxon Capital recognizes taxable gain.

We may be subject to a penalty tax if interest on indebtedness owed to us by our taxable REIT subsidiaries accrues at a rate in excess of a commercially reasonable rate or if transactions between us and our taxable REIT subsidiaries are entered into on other than arm’s-length terms.

If interest accrues on an indebtedness owed by a taxable REIT subsidiary to its parent REIT, the REIT is subject to tax at a rate of 100% on the excess of (1) interest payments made by a taxable REIT subsidiary to its parent REIT over (2) the amount of interest that would have been payable had interest accrued on the indebtedness at a commercially reasonable rate. A tax at a rate of 100% is also imposed on any transaction between a taxable REIT subsidiary and its parent REIT to the extent the transaction gives rise to deductions to the taxable REIT subsidiary that are in excess of the deductions that would have been allowable had the transaction been entered into on arm’s-length terms. We will scrutinize all of our transactions with our taxable REIT subsidiaries in an effort to ensure that we do not become subject to these taxes. We cannot assure you, however, that we will be able to avoid application of these taxes.

Risks of Ownership of Our Common Stock

Saxon Capital’s common stock price is not necessarily indicative of the price of our common stock following the REIT conversion.

Saxon Capital’s current stock price is not necessarily indicative of how the market will value our common stock following the conversion to a REIT. Saxon Capital’s current stock price reflects the current market valuation of its current business and assets, general market conditions, and does not necessarily take into account the changes that will occur in connection with the conversion to a REIT, including raising additional capital as part of the REIT conversion and the change in our organization from a taxable corporation to a REIT.

We have not established a minimum distribution payment level, and we cannot assure you of our ability to make distributions to our shareholders in the future.

We intend to make quarterly distributions to our shareholders in amounts such that we distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gains) each year, subject to certain adjustments. This, along with other factors, should enable us to qualify for the tax benefits accorded to a REIT under the Code. We have not established a minimum distribution payment level and our ability to make distributions might be impaired by the risk factors described in this proxy statement/prospectus. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. We cannot assure you that we will have the ability to make distributions to our shareholders in the future.

Our use of taxable REIT subsidiaries may affect the price of our common stock relative to the stock price of other REITs.

To comply with the REIT assets tests, we expect that, by the end of the fiscal quarter in which the REIT conversion is consummated, we will hold at least 80% of our assets through our REIT or one or more qualified REIT subsidiaries. In addition, we expect to conduct a portion of our business through our REIT or one or more qualified REIT subsidiaries in the future. However, following our election to be taxed as a REIT, we initially will hold a significant portion of our assets, and conduct a substantial portion of our business, through one or more taxable REIT subsidiaries. Taxable REIT subsidiaries are corporations subject to corporate-level tax. This REIT/taxable REIT subsidiary structure may cause market valuations of our common stock to differ from market valuations of stock of other publicly-traded REITs that may not use taxable REIT subsidiaries as extensively as we plan to do as a REIT.

Shares of our common stock available for future sale could have an adverse effect on our stock price.

Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock. Further, in addition to the issuance of the shares by us in the merger, we intend to issue and sell our common stock to the public in an amount which we currently expect to be approximately $500 million promptly after completion of the merger. Also, a substantial number of shares of our common stock will, pursuant to employee benefit plans, be issued or reserved for issuance from time to time, including common stock reserved for issuance pursuant to options granted before the consummation of the REIT conversion, and these shares of common stock will be available for sale in the public markets from time to time. Moreover, the issuance of additional shares of our common stock in the future would be available for sale in the public markets. All of the shares issued in the merger and in the public offering, other than any shares issued to our “affiliates” as defined in Rule 144(a) under the Securities Act, will be freely tradable without restriction or further registration under the Securities Act. In addition, none of our shares outstanding upon completion of the merger and the public offering will be subject to lock-up agreements. We cannot predict the effect that future sales of shares of our common stock will have on the market price of our common stock.

Future sales of a significant number of shares of our common stock as a result of our status as a REIT could have an adverse effect on our stock price.

In connection with an analysis for Saxon Capital regarding the effects a REIT conversion would have on its shareholders, Thomson Financial Corporate Group determined in August 2003 that 44% of the shares of Saxon Capital common stock held by shareholders with holdings of greater than 100,000 shares would be “at risk” for sale. This group of shareholders is dominated by institutions who may not want to invest in a REIT. As a result, any of these shareholders who prefer not to have an investment in a REIT may sell their shares. Any sales of a substantial number of shares of our common stock, or the perception that those sales might occur, by such a group of shareholders may cause the market price of our common stock to decline.

The market price and trading volume of our common stock may be volatile following the REIT conversion.

The market price of our common stock may be highly volatile and be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly compared to the market price of Saxon Capital’s common stock before the REIT conversion, you may be unable to resell your shares at or above the current market price of Saxon Capital common stock. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our stock price or result in fluctuations in the price or trading volume of our common stock include:

•	market reaction to our conversion to a REIT;

•	actual or anticipated variations in our quarterly operating results or distributions;

•	changes in our funds from operations or earnings estimates or publication of research reports about us, if any, or the real estate industry;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	changes in tax laws affecting REITs;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional shareholders;

•	speculation in the press or investment community; and

•	general market and economic conditions.

Our earnings and cash distributions could adversely affect our stock price.

It is generally believed that the market value of the equity securities of a REIT is primarily based upon the market’s perception of the REIT’s growth potential for its core portfolio, the value of its real estate portfolio and its prospects for accretive acquisitions and development. The combination of these factors creates a market perception of a REIT’s current and potential future cash distributions, whether from operations, sales, acquisitions, development or refinancings. This market perception is secondarily based upon the value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than the net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves, or other purposes rather than distributing such cash flow to shareholders, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectation with regard to future earnings and cash distributions would likely adversely affect the market price of our common stock.

Market interest rates could have an adverse effect on our stock price.

One of the factors that will influence the price of our common stock will be the dividend yield on our common stock (as a percentage of the price of our common stock) relative to market interest rates. Thus, an increase in market interest rates may lead prospective purchasers of our common stock to expect a higher dividend yield, which would adversely affect the market price of our common stock.

Limits on ownership of our common stock could have adverse consequences to you and could limit your opportunity to receive a premium on our stock.

To maintain our qualification as a REIT for federal income tax purposes, not more than 50% in value of the outstanding shares of Saxon REIT capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the federal tax laws to include certain entities). See “Material Federal Income Tax Consequences—REIT Qualification.” Primarily to facilitate maintenance of our qualification as a REIT for federal income tax purposes, our charter prohibits ownership, directly or by the attribution provisions of the federal tax laws, by any person of more than 9.8% of the lesser of the aggregate number or aggregate value of outstanding shares of any class or series of Saxon REIT’s capital stock. The ownership limit will become applicable to all our shareholders at the time the merger becomes effective. Our board of directors, in its sole and absolute discretion, may waive or modify the ownership limit under certain circumstances. The board of directors of Saxon REIT will adopt a resolution excepting Wasatch Advisors, Inc. and Franklin Mutual Advisers, LLC from the 9.8% ownership limit.

Any shares of our stock held at the time the merger becomes effective and not subsequently transferred before the effective time of the ownership limit, or acquired or held at any time after the merger becomes effective in violation of the ownership limit, will be transferred automatically to a trust for the benefit of a designated charitable beneficiary. The person who acquired such excess shares of our stock will not be entitled to any distributions on such stock or to vote such excess shares and will receive, in exchange for such excess shares, a price equal to the lesser of (1) the price per share such person paid for the shares (or, if the shares were acquired through a gift, devise or other transaction in which no value was given, a price per share equal to the market price for the excess shares on the date such person acquired the shares) or (2) the cash proceeds from the sale of such excess shares by the trustee. Any additional proceeds from the sale of the excess shares will be paid to the charitable beneficiary. A transfer of our common stock to a person who, as a result of the transfer, violates the ownership limit may be void under certain circumstances, and, in any event, the transferee would be denied any of the economic benefits of owning our common stock in excess of the ownership limit. To avoid the adverse effects of the ownership limit, any holder of our common stock who would own shares in excess of the ownership limit at the time the merger becomes effective should dispose of any such excess shares before the merger becoming effective. See “Comparison of Rights of Shareholders of Saxon Capital And Saxon REIT–Restrictions on Ownership and Transfer of Stock.” Notwithstanding the foregoing, the board of directors of Saxon REIT will adopt a resolution excepting Wasatch Advisors, Inc. and Franklin Mutual Advisers, LLC from the 9.8% ownership limit upon consummation of the merger. The ownership limit may have the effect of delaying, deferring or preventing a change in control and, therefore, could adversely affect our shareholders’ ability to realize a premium over the then-prevailing market price for our common stock in connection with a change in control.

The governing documents of Saxon REIT and governing Maryland law impose limitations on the acquisition of Saxon REIT common stock and changes in control that could make it more difficult for a third party to acquire us.

Following the REIT conversion, you will be a shareholder of Saxon REIT. The Saxon REIT charter and bylaws, and Maryland corporate law contain a number of provisions (as further described under “Certain Provisions of Maryland Law and Saxon REIT Charter and Bylaws” and “Comparison of Rights of Shareholders of Saxon Capital and Saxon REIT”) that could delay, defer, or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in their best interests, including the following:

•	Ownership Limit. The 9.8% ownership limit described under “Limits on ownership of our common stock could have adverse consequences to you and could limit your opportunity to receive a premium on our stock” above may have the effect of precluding a change in control of us by a third party without the consent of the our board of directors, even if such change in control would be in the interest of the our shareholders (and even if such change in control would not reasonably jeopardize our REIT status).

•	Removal of board of directors. The Saxon REIT charter provides that, except for any directors who may be elected by holders of a class or series of shares of capital stock other than common stock, directors may be removed only for cause and only by the affirmative vote of shareholders holding at least two-thirds of the shares then outstanding and entitled to be cast for the election of directors. A vacancy on the board resulting from the removal of a director by the shareholders may be filled by the affirmative vote of at least two-thirds of all the votes entitled to be cast in the election of directors and only until the next annual meeting of shareholders.

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Preferred stock; classification or reclassification of unissued shares of capital stock. The Saxon REIT charter provides that the total number of shares of stock of all classes which we have the authority to issue is 101,000,000 shares of capital stock, initially consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. The board of directors is authorized, without a vote of shareholders, to classify or reclassify any unissued shares of stock, including common stock into preferred stock or vice versa, and to establish the preferences and rights of any preferred or other class or series of stock to be issued. The issuance of preferred stock or other stock having special preferences or rights could have the effect of delaying or preventing a change in control of us even if a change in control would be in the interest of our shareholders. Because the board of directors will have the power to establish the preferences and rights of additional classes or series of stock without a shareholder vote, the board of directors may afford the holders of any such class or series preferences, powers and rights, including voting rights, senior to the rights of holders of common stock.

•	Duties of directors with respect to unsolicited takeovers. Maryland law provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to (1) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (2) authorize the corporation to redeem any rights under, or modify or render inapplicable, any shareholders rights plan, (3) make a determination under Maryland Business Combination Act or Maryland Control Share Acquisition Act, or (4) act or fail to act solely because of the effect of the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the shareholders in an acquisition. Moreover, under Maryland law the act of the directors of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law.

•	Maryland Business Combination Act. Maryland corporate law, establishes special requirements for “business combinations” between a Maryland corporation and “interested shareholders” or any affiliate of an interested shareholder unless certain exemptions are applicable. An interested shareholder is any person who beneficially owns 10% or more of the voting power of our company’s then-outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between our company and an interested shareholder unless the board of directors approved the transaction before the party becoming an interested shareholder. The five-year period runs from the most recent date on which the interested shareholder became an interested shareholder. The law also requires a supermajority shareholder vote for such transactions after the end of the five-year period. This means that the transaction must be approved by at least:

•	80% of the votes entitled to be cast by holders of outstanding voting shares; and

•	two-thirds of the votes entitled to be cast by holders of outstanding voting shares other than voting shares held by the interested shareholder or an affiliate of the interested shareholder with whom the business combination is to be effected.

The business combination statute could have the effect of discouraging offers to acquire our company and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our shareholders’ best interests. Our board of directors has adopted a resolution exempting us from this statute. However, our board of directors may repeal or modify this resolution in the future, in which case the provisions of Maryland Business Combination Act will be applicable to business combinations between us and other persons.

•	Maryland Control Share Acquisition Act. Maryland corporate law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of the other shareholders. Two-thirds of the shares eligible to vote must vote for granting the “control shares” voting rights. Control shares are shares of stock that, taken together with all other shares of stock the acquirer previously acquired, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third of all voting power;

•	one-third or more but less than a majority of all voting power; or

•	a majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), he may compel our company’s board of directors to call a special meeting of shareholders to consider the voting rights of the shares. If such a person makes no request for a meeting, our company has the option to present the question at any shareholders’ meeting.

If voting rights are not approved at a meeting of shareholders, then, subject to certain conditions and limitations, our company may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. Our company will determine the fair value of the shares, without regard to voting rights, as of the date of either:

•	the last control share acquisition; or

•	the meeting where shareholders considered and did not approve voting rights of the control shares.

If voting rights for control shares are approved at a shareholders’ meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other shareholders may obtain rights as objecting shareholders and, thereunder, exercise appraisal rights. This means that you would be able to force us to redeem your stock for fair value. Under Maryland corporate law, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of dissenters’ rights would not apply in the context of a control share acquisition. The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction. The control share acquisition statute could have the effect of discouraging offers to acquire our company and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our shareholders’ best interests.

The Saxon REIT bylaws contain a provision exempting acquisitions of our shares from Maryland Control Share Acquisition Act. However, our board of directors may amend our bylaws in the future to repeal or modify this exemption, in which case any of our control shares acquired in a control share acquisition will be subject to Maryland Control Share Acquisition Act.

•	Advance notice of director nominations and new business. Our bylaws impose certain advance notice requirements that must be met for nominations of persons for election to the board of directors and the proposal of business to be considered by shareholders. The advance notice provisions contained in our bylaws generally require nominations and new business proposals by shareholders to be delivered to our secretary not later than the close of business on the 60th day nor earlier than the close of business on the 90th day before the date on which we mailed our proxy materials for the prior year’s annual meeting of shareholders.

•	Meetings of shareholders; call of special meetings; shareholder action in lieu of meeting by unanimous consent. Our bylaws provide that annual meetings of shareholders must be held on a date and at the time set by the board of directors during the month of May each year (commencing in May 2005). Special meetings of the shareholders may be called by the board of directors or on the written request of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting. Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders or by unanimous written consent of all shareholders entitled to vote on the action.

•

Merger, consolidation, share exchange, and transfer of our assets. Pursuant to provisions contained in the Saxon REIT charter, subject to the terms of any class or series of capital stock at the time outstanding, we may merge with or into another entity, may consolidate with one or more other entities, may participate in a share exchange or may transfer its assets within the meaning of Maryland corporate law if approved (1) by a majority of the entire board of directors and (2) by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, except that any merger with or into a trust organized to change our form of organization from a corporation to a trust will require the approval of our shareholders by the affirmative vote only of a majority of all the votes entitled to be cast on the matter. Under Maryland corporate law, certain mergers may be accomplished without a vote of shareholders, a share exchange must be approved by a Maryland successor only by its board of directors and as set forth in its charter and a voluntary dissolution also would require the affirmative vote of two-thirds of all the votes entitled to be cast on the matter.

•	Amendments to the Saxon REIT charter and bylaws. The provision contained in the Saxon REIT charter relating to restrictions on transferability of Saxon REIT common stock may be amended only by a resolution adopted by the board of directors and approved by shareholders by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter. As permitted under Maryland corporate law, the Saxon REIT charter and bylaws provide that our board of directors has the exclusive right to amend our bylaws. Amendments to this provision of the Saxon REIT bylaws also would require board action and approval by two-thirds of all votes entitled to be cast on the matter.

DOCUMENTS INCORPORATED BY REFERENCE

This proxy statement/prospectus incorporates by reference important business and financial information that is not presented in or delivered with this proxy statement/prospectus. You should rely only on the information contained in this proxy statement/prospectus or to which you have been referred. Neither Saxon Capital nor Saxon REIT has authorized anyone to provide you with information that is different.

The Securities and Exchange Commission, or SEC, allows Saxon Capital to “incorporate by reference” information into this proxy statement/prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the SEC. The information of Saxon Capital incorporated by reference is deemed to be part of this proxy statement/prospectus, except for information superseded by information in (or incorporated by reference in) this proxy statement/prospectus. The following documents, which have been previously filed by Saxon Capital with the SEC, are incorporated by reference into this proxy statement/prospectus:

1.	Saxon Capital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

2.	Saxon Capital’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;

3.	Saxon Capital’s Current Reports on Form 8-K filed January 9, 2004, January 26, 2004, January 30, 2004, February 19, 2004, April 6, 2004, April 23, 2004, June 8, 2004, July 8, 2004, July 23, 2004, and July 28, 2004; and

4.	The description of Saxon Capital common stock set forth in Saxon Capital’s Registration Statement on Form 8-A filed January 9, 2002, including any amendments or reports filed to update such description.

All documents filed by Saxon Capital under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this proxy statement/prospectus and before the date of the annual meeting of Saxon Capital shareholders are incorporated by reference into and deemed to be a part of this proxy statement/prospectus from the date of filing of those documents.

Any statement contained in a document incorporated or deemed to be incorporated in this proxy statement/prospectus by reference will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated in this proxy statement/prospectus by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Saxon Capital and Saxon REIT (in this section “we” and “our” refer to both entities) and our representatives may from time to time make written or oral forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act, with respect to our annual or long-term goals, including statements contained in this proxy statement/prospectus, the documents incorporated by reference herein, Saxon Capital’s filings with the SEC, and Saxon Capital reports to shareholders. Generally, you can identify forward-looking statements from our use of words such as, “may,” “will,” “expect,” “intend,” “should,” “anticipate,” “estimate,” “is likely to,” “could,” “are confident that,” or “believe” or similar expressions. Forward-looking statements also include statements that:

•	address future operating performance;

•	concern events or developments that we expect or anticipate will occur in the future, including statements relating to net interest income growth, earnings or earnings per share growth, and market share; and

•	express optimism or pessimism about future operating results.

Forward-looking statements are based upon our management’s views and assumptions, as of the date of this proxy statement/prospectus, regarding future events and operating performance, and are applicable only as of the dates of such statements. By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons. Factors which might cause actual results to differ from our plans and expectations and which could have a material adverse affect on our operations and future prospects include, but are not limited to:

•	changes in overall economic conditions or unanticipated changes in interest rates;

•	our ability to successfully implement our growth strategy;

•	our ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs;

•	continued availability of financing facilities and access to the securitization markets or other funding sources;

•	deterioration in the credit quality of our loan portfolio;

•	lack of access to the capital markets for additional funding;

•	challenges in successfully expanding our servicing platform and technological capabilities;

•	our ability to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes;

•	the ability of certain of our subsidiaries to qualify as taxable REIT subsidiaries for federal income tax purposes;

•	our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by the federal income tax laws and regulations applicable to REITs;

•	changes in federal income tax laws and regulations applicable to REITs;

•	future litigation developments; and

•	increased competitive conditions or changes in the legal and regulatory environment in our industry.

These and other risks and uncertainties discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. We undertake no obligation to update publicly any of these statements in light of future events except as required in subsequent periodic reports we file with the SEC.

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial information sets forth (a) the unaudited condensed consolidated statements of operations of Saxon Capital for the year ended December 31, 2003 and the three-month period ended March 31, 2004 and its unaudited condensed balance sheet as of March 31, 2004, (b) adjustments to give effect to the merger, (c) adjustments to give effect to the sale of approximately $380 million of shares of Saxon REIT in the public offering, as well as the application of the net proceeds of the sale, and (d) Saxon REIT’s unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2003 and the three-month period ended March 31, 2004 and its unaudited pro forma condensed consolidated balance sheet as of March 31, 2004. The following unaudited pro forma condensed consolidated financial information should be read in conjunction with the consolidated financial statements and related notes and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” included elsewhere in this prospectus.

The unaudited condensed consolidated statements of operations present the effects of the REIT conversion as though they occurred on January 1, 2003. The unaudited pro forma balance sheet is presented as if the REIT conversion occurred as of March 31, 2004. The pro forma information incorporates certain assumptions that are described in the related notes.

The unaudited pro forma condensed consolidated financial information is presented for information purposes only and does not purport to represent what Saxon REIT’s financial position or results of operations would actually have been if these transactions had, in fact, occurred on such date or at the beginning of the period indicated, or to project Saxon REIT’s financial position or results of operations at any future date or for any future period.

In addition, the historical information contained in the following table may not be comparable to the operations of Saxon REIT on a going-forward basis because, among other things, the historical information relates to an operating entity that pays taxes on its income, including gain derived upon the execution of securitization transactions treated as sales for tax purposes. Going forward, Saxon REIT will undertake securitization transactions that will be treated as financing transactions for federal income tax purposes and will not, therefore, generate gain upon securitization.

Unaudited Pro Forma Financial Information

	Saxon Capital Historical					Saxon REIT Pro Forma
	For the Year Ended December 31, 2003	Pro Forma Merger Adjustments		Pro Forma Offering Proceeds Adjustments		For the Year Ended December 31, 2003
	(dollars in thousands, except per share data)
Operating Data:
Interest income	$333,064					$333,064
Interest expense	(123,303)			$6,348	(f)	(116,955)

Net interest income	209,761	—		6,348		216,109
Provision for mortgage loan loss	(33,027)					(33,027)

Net interest income after provision for mortgage loan losses	176,734	—		6,348		183,082
Servicing income, net of amortization and impairment	32,134					32,134
Gain on sale of mortgage assets	2,533					2,533

Total net revenues	211,401	—		6,348		217,749
Total expenses	(109,756)	$(200	)(a)			(109,956)

Income (loss) before taxes	101,645	(200)		6,348		107,793
Income tax expense (benefit)	36,509	(35,684	)(b)			825

Net income	$65,136	$35,484		$6,348		$106,968

Shares outstanding	28,661,757	—
Weighted average common shares outstanding – basic	28,518,128	—
Weighted average common shares outstanding – diluted	30,116,305	—
Basic EPS	$2.28	$1.25
Diluted EPS	2.16	1.18
Book value per share(1)	12.04	0.01

(1)	Book value per share is calculated as total shareholders’ equity divided by shares outstanding.

	Saxon Capital Historical					Saxon REIT Pro Forma
	For the Three Months Ended March 31, 2004	Pro Forma Merger Adjustments		Pro Forma Offering Proceeds Adjustments		For the Three Months Ended March 31, 2004
	(dollars in thousands, except per share data)
Operating Data:
Interest income	$90,999					$90,999
Interest expense	(33,167)			$1,672	(g)	(31,495)

Net interest income	57,832	—		1,672		59,504
Provision for mortgage loan loss	(3,878)					(3,878)

Net interest income after provision for mortgage loan losses	53,954	—		1,672		55,626
Servicing income, net of amortization and impairment	4,892					4,892
Gain on sale of mortgage assets	2,551					2,551

Total net revenues	61,397	—		1,672		63,069
Total expenses	(31,039)	$(50	)(a)			(31,089)

Income (loss) before taxes	30,358	(50)		1,672		31,980
Income tax expense (benefit)	10,666	(7,899	)(c)			2,767

Net income	$19,692	$7,849		$1,672		$29,213

Shares outstanding	28,690,794	—
Weighted average common shares outstanding – basic	28,671,464	—
Weighted average common shares outstanding – diluted	31,406,522	—
Basic EPS	$0.69	$0.27
Diluted EPS	0.63	0.25
Book value per share(1)	12.57	0.01

(1)	Book value per share is calculated as total shareholders’ equity divided by shares outstanding.

	Actual	Pro Forma Merger Adjustments		Pro Forma Offering Proceeds Adjustments		Pro Forma
	March 31, 2004					March 31, 2004
	(dollars in thousands)
Assets
Cash	$6,795	$(140,000	)(d)	$140,000	(h)		$6,795
Accrued interest receivable	52,743						52,743
Trustee receivable	89,797						89,797
Mortgage loan portfolio	4,940,909						4,940,909
Allowance for loan loss	(33,837)						(33,837)

Net mortgage loan portfolio	4,907,072						4,907,072
Restricted cash	470,300						470,300
Servicing related advances	90,789						90,789
Mortgage servicing rights, net	39,042						39,042
Deferred tax asset	—	1,037	(c)				1,037
Real estate owned	23,524						23,524
Other assets	67,764	(6,022	)(c)				61,742

Total assets	$5,747,826						$5,742,841

Liabilities and shareholders’ equity
Liabilities:
Accrued interest payable	$9,576						$9,576
Warehouse financing	426,368			$(185,200	)(i)		241,168
Securitization financing	4,898,181						4,898,181
Note payable	25,000			(25,000	)(j)		—
Deferred tax liability	2,161						2,161
Other liabilities	25,889	$(12,884	)(c)				13,005

Total liabilities	$5,387,175						$5,164,091

Shareholders’ equity
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 28,690,794 issued and outstanding (actual) and issued and outstanding (pro forma)	$287	$2	(e)
Additional paid-in capital	264,564	3,670	(e)
Other comprehensive income, net of taxes	(10,118)						$(10,118)
Retained earnings (accumulated deficit)	105,918	(135,773	)(c)(d)(e)				(29,855)

Total shareholders’ equity	$360,651					$

Total liabilities and shareholders’ equity	$5,747,826					$

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(a) Adjustment reflects additional compensation expense related to the new employment agreements that are expected to become effective as of the completion of the merger.

(b) Adjustment reflects income tax expense for the year ended December 31, 2003. Amount was calculated based on the actual tax provision for the year ended December 31, 2003, adjusted to account for taxable income being divided between the qualified REIT subsidiaries and the taxable REIT subsidiaries.

(c) Adjustment reflects income tax expense for the three months ended March 31, 2004. Amount was calculated based on the actual tax provision for the three months ended March 31, 2004, adjusted to account for taxable income being divided between the qualified REIT subsidiaries and the taxable REIT subsidiaries.

(d) Saxon REIT has determined to pay cash consideration in addition to common stock in connection with the merger to persons or entities holding shares of Saxon Capital common stock immediately before the effective time of the merger in part to help Saxon REIT satisfy one of the requirements for REIT qualification. Following the REIT conversion, Saxon Capital will be a taxable REIT subsidiary of Saxon REIT. If Saxon REIT is to qualify as a REIT, the total value of securities that it holds in one or more taxable REIT subsidiaries cannot exceed 20 percent of its total assets at the close of any calendar quarter. The payment of cash consideration in connection with the REIT conversion will reduce the value of the securities of Saxon Capital held by Saxon REIT, which we expect will help Saxon REIT to satisfy the above-mentioned 20 percent test. Further, we believe that it is appropriate for Saxon Capital’s shareholders to receive a cash return for their investment in Saxon Capital common stock because Saxon Capital has not made any distributions to its shareholders to date. The total amount of cash consideration will be determined by Saxon Capital’s board of directors after the 2004 annual meeting but shortly before it determines whether to consummate the REIT conversion. Presently, the aggregate cash consideration is expected to be between approximately $100 million and $140 million. For purposes of the pro forma calculation, the aggregate cash consideration was $140 million. We will not consummate the merger unless we raise at least $350.0 million in the public offering, after deducting underwriting discounts and commissions, financial advisory fees, and our estimated expenses of the REIT conversion. A portion of the net proceeds raised in the public offering will be used to pay all of the cash consideration to be paid in the merger. In determining the aggregate amount of cash consideration to be paid in the merger, Saxon Capital’s board of directors will take into account such considerations as: the amount raised in the public offering; Saxon REIT’s need for capital; the effect that the payment of cash consideration will have on the value of the securities of Saxon Capital held by Saxon REIT with a view towards satisfying the requirement that not more than 20 percent of Saxon REIT’s total assets at the close of any calendar quarter can consist of securities of one or more taxable REIT subsidiaries; and the desire to provide a cash return to Saxon Capital’s shareholders. No single factor will be determinative and Saxon Capital’s board of directors has not ranked the relative significance of any factors.

(e) Adjustment reflects the vesting of 240,000 unvested restricted stock units issued as of March 31, 2004 upon shareholder approval of the merger agreement. The adjustment to additional paid-in capital reflects the compensation expense remaining to be recognized at March 31, 2004.

(f) Adjustment reflects interest expense, using historical interest rates, for the year ended December 31, 2003 associated with the payoff of a $25 million note of Saxon Capital and the paydown of borrowings under Saxon Capital’s warehouse financing facilities.

(g) Adjustment reflects interest expense, using historical interest rates, for the three months ended March 31, 2004 associated with the payoff of a $25 million note of Saxon Capital and the paydown of borrowings under Saxon Capital’s warehouse financing facilities.

(h) Adjustment reflects the raising of an additional $380 million in gross proceeds for Saxon REIT, less an aggregate $29.8 million in REIT conversion costs. The REIT conversion costs, which include underwriting discounts and commissions of 5% of the gross offering proceeds, other offering and merger costs, and a 1% advisory fee due to Friedman, Billings, Ramsey & Co., Inc., or FBR, as financial advisor to Saxon Capital on the REIT conversion, were based on historical fees paid in previous transactions. A reconciliation of the proceeds is as follows:

(dollars in thousands)
Gross proceeds	$380,000
REIT conversion costs	(29,800)
Payoff of note payable	(25,000)
Paydown of warehouse financing facilities	(185,200)

Actual cash adjustment related to offering	$140,000

(i) Adjustment reflects the payoff of a portion of the warehouse financing facilities on March 31, 2004. For purposes of the pro forma calculation, the amount paid down was $185,200,000.

(j) Adjustment reflects the payoff of a $25 million note of Saxon Capital on March 31, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Saxon REIT, Inc.

Glen Allen, VA

We have audited the accompanying balance sheet of Saxon REIT, Inc. (the “Company”) as of February 5, 2004. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of February 5, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Richmond, Virginia

July 29, 2004

SAXON REIT, INC. BALANCE SHEET

As of February 5, 2004
Assets:
Cash	$1,000

Total assets	$1,000

Liabilities and shareholders’ equity:
Liabilities:	$—
Shareholders’ equity:
Common stock, $0.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in-capital	990

Total shareholders’ equity	1,000

Total liabilities and shareholders’ equity	$1,000

SAXON REIT, INC. NOTE TO THE BALANCE SHEET

1.	Organization

Saxon REIT, Inc., or Saxon REIT, was incorporated on February 5, 2004, under the laws of the State of Maryland and was authorized to issue 1,000 shares of $0.01 par value common stock. Saxon REIT is a wholly-owned subsidiary of Saxon Capital, Inc.

From the date of inception on February 5, 2004 through July 29, 2004, Saxon REIT has not conducted any activities other than those incident to its formation, the execution of the merger agreement and the preparation of its proxy statement/prospectus.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2004:

•	on an actual basis; and

•	on a pro forma basis, giving effect to the merger as if it had occurred on March 31, 2004.

You should read the following table in conjunction with the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this document.

	March 31, 2004
	Actual	Pro Forma
	(dollars in thousands, except per share amounts)
Debt:
Warehouse financing	$426,368	$426,368
Securitization financing	4,898,181	4,898,181
Note payable	25,000	25,000

Total debt	$5,349,549	$5,349,549

Shareholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 28,690,794 shares issued and outstanding (actual)(a); and 32,775,819 shares issued and outstanding (pro forma)(b)	$287	$328
Additional paid-in capital	264,564	307,025
Other comprehensive income, net of taxes	(10,118)	(10,118)
Retained earnings	105,918	(29,855)

Total shareholders’ equity	$360,651	$267,380

Total debt and capitalization	$5,710,200	$5,616,929

(a)

Common stock of Saxon Capital, Inc. Excludes: 2,717,525 shares issuable upon exercise of outstanding stock options and 240,000 restricted stock units as of July 29, 2004; 1,127,500 shares reserved for issuance upon the exercise of warrants as of July 29, 2004; a number of shares to be reserved for future issuance under our 2004 Incentive Compensation Plan if our shareholders approve the plan (based upon the assumption that the total number reserved for issuance will be equal to (1) if the merger occurs, 15% of the total number of shares outstanding of Saxon REIT immediately after the issuance of shares in the public offering and the issuance of 32,858,225 shares in the merger (assuming all currently outstanding options and warrants are exercised), minus 3,447,812 (the total number of shares of Saxon Capital common stock that have been issued as stock awards or upon the exercise of options, or that are issuable upon the exercise of outstanding options, pursuant to grants made by Saxon Capital), or (2) if the merger does not occur, 15% of 28,661,757 (the total number of shares outstanding of Saxon Capital on January 25, 2004), minus 3,447,812 (the total number of shares of Saxon Capital common stock that have been issued as stock awards or upon the exercise of options, or that are issuable upon the exercise of outstanding options, pursuant to grants made by Saxon Capital); 1,000,000 shares to be reserved for future issuance pursuant to our 2004 Employee Stock Purchase

Plan if our shareholders approve the plan; 14,725 shares issued after March 31, 2004 upon the exercise of options granted pursuant to the 2001 Plan; 15,181 shares issued after March 31, 2004 pursuant to the 2001 Employee Stock Purchase Plan; and 52,500 shares issued after March 31, 2004 upon the exercise of warrants granted to FBR. In connection with the REIT conversion, we expect to grant an aggregate of 680,000 restricted stock units to our independent directors and certain of our officers under the 2004 Incentive Compensation Plan.

(b)	Common stock of Saxon REIT, which was incorporated on February 5, 2004. Includes: 32,775,819 shares to be issued by Saxon REIT in the merger in exchange for all outstanding shares of Saxon Capital common stock, assuming all restricted stock units have vested and all outstanding options and warrants have been exercised prior to the consummation of the merger. We have included the effect of the exercise of all outstanding options, restricted stock units and warrants because we believe there is a high probability that the options and warrants will be exercised based upon their weighted average exercise price of $10.10 and the last reported sales price of our common stock on July 29, 2004 of $23.50. Excludes: 1,000 currently outstanding shares held by Saxon Capital which Saxon REIT intends to redeem immediately prior to the closing of the public offering; a number of shares to be reserved for future issuance pursuant to our 2004 Incentive Compensation Plan if our shareholders approve the plan (based upon the assumption that the total number reserved for issuance will be equal to (1) if the merger occurs, 15% of the total number of shares outstanding of Saxon REIT immediately after the issuance of shares in the public offering and the issuance of 32,858,225 shares in the merger (assuming all currently outstanding options and warrants are exercised), minus 3,447,812 (the total number of shares of Saxon Capital common stock that have been issued as stock awards or upon the exercise of options, or that are issuable upon the exercise of outstanding options, pursuant to grants made by Saxon Capital), or (2) if the merger does not occur, 15% of 28,661,757 (the total number of shares outstanding of Saxon Capital on January 25, 2004), minus 3,447,812 (the total number of shares of Saxon Capital common stock that have been issued as stock awards or upon the exercise of options, or that are issuable upon the exercise of outstanding options, pursuant to grants made by Saxon Capital); 1,000,000 shares to be reserved for future issuance pursuant to our 2004 Employee Stock Purchase Plan if our shareholders approve the plan; 14,725 shares issued after March 31, 2004 upon the exercise of options granted pursuant to the 2001 Plan; 15,181 shares issued after March 31, 2004 pursuant to the 2001 Employee Stock Purchase Plan; and 52,500 shares issued after March 31, 2004 upon the exercise of warrants granted to FBR. In connection with the REIT conversion, we expect to grant an aggregate of 680,000 restricted stock units to our independent directors and certain of our officers under the 2004 Incentive Compensation Plan.

UNAUDITED PER SHARE DATA

The following table sets forth selected historical per share data for Saxon Capital. The per share data presented below are based on and derived from, and should be read in conjunction with Saxon Capital’s historical consolidated financial statements and related notes thereto, which are included in this proxy statement/prospectus. Interim data for the three months ended March 31, 2004 and 2003 and as of March 31, 2004 and 2003 are unaudited, but include, in the opinion of management of Saxon Capital, all adjustments (which are normal and recurring) necessary for a fair presentation of such data. Results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for any other interim periods or for the year as a whole.

	As of and for the three months ended March 31 (1)		As of and for the period ended December 31 (1)
	2004	2003	2003	2002
Basic net income per share	$0.69	$0.46	$2.28	$0.97
Diluted net income per share	$0.63	$0.44	$2.16	$0.94
Book value per share	$12.57	$10.34	$12.04	$10.19
Cash distributions per share(1)	—	—	—	—

(1)	See “Market Price and Dividend Information.”

MARKET PRICE AND DIVIDEND INFORMATION

Saxon Capital’s common stock has been listed for trading on the Nasdaq National Market under the symbol “SAXN” since January 16, 2002. Before that time, there was no public market for Saxon Capital’s common stock. On July 29, 2004, the last reported price of our common stock on the Nasdaq National Market was $23.50 per share. Based upon information supplied to Saxon Capital by the registrar and transfer agent for our common stock, the number of common shareholders of record on                      , 2004 was          , not including beneficial owners in nominee or street name. Saxon Capital believes that a significant number of shares of our common stock are held in nominee name for beneficial owners. Saxon Capital has never declared or paid any cash dividends on its common stock. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock on the Nasdaq National Market.

	Fiscal Year Ended December 31, 2002
	High	Low
First quarter (1)	$15.22	$10.50
Second quarter	$17.03	$14.00
Third quarter	$16.15	$10.27
Fourth quarter	$13.50	$8.15

	Fiscal Year Ended December 31, 2003
	High	Low
First quarter	$13.96	$10.76
Second quarter	$19.01	$12.81
Third quarter	$18.65	$15.30
Fourth quarter	$22.15	$17.15

	Fiscal Year Ended December 31, 2004
	High	Low
First quarter	$30.75	$21.23
Second quarter	$28.97	$21.60
Third quarter (through July 29, 2004)	$24.23	$20.97

(1)	Data for the first quarter of 2002 is for the period January 16, 2002, the date our common stock began trading on the Nasdaq National Market, through March 31, 2002.

We expect that, upon consummation of the merger, the Saxon REIT common stock will be listed and trade on the Nasdaq National Market in the same manner as shares of Saxon Capital common stock currently trade on the Nasdaq National Market and using the same symbol, “SAXN.” The historical trading prices of Saxon Capital’s common stock are not necessarily indicative of the future trading prices of Saxon REIT common stock because, among other things, the current stock price of Saxon Capital reflects the current market valuation of Saxon Capital’s current business and assets, general market conditions, and does not necessarily take into account the changes in Saxon Capital’s business and operations that will occur in connection with the REIT conversion. See “Risk Factors—Risks of Ownership of Our Common Stock.”

Saxon REIT intends to make regular distributions to holders of common stock. Saxon REIT currently anticipates that distributions will be made quarterly, but the board of directors will determine the amount and timing of any distribution declarations or payments.

Saxon REIT intends to distribute to its shareholders an amount generally equal to at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain) for each year no later than the end of January of the following year. Saxon REIT anticipates that distributions generally will be paid from cash available for distribution (generally equal to cash from operations less capital expenditures and principal amortization on indebtedness).

Distributions will be made at the discretion of the board of directors of Saxon REIT and will be affected by a number of factors, many of which are beyond the control of Saxon REIT. To maintain its qualification as a REIT under the federal tax laws, generally Saxon REIT is required to distribute (within a certain period after the end of each year) at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain) for such year. Saxon REIT intends to establish a dividend reinvestment plan by the end of 2004.

VOTING AND PROXIES

This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by Saxon Capital’s board of directors for use at the annual meeting for the purposes described in this proxy statement/prospectus and in the accompanying notice of annual meeting of shareholders of Saxon Capital.

Date, Time, and Place of the Annual Meeting

Saxon Capital’s annual meeting of shareholders will be held on September         , 2004, at 8:00 a.m., local time, at the Richmond Marriott West, 4240 Dominion Boulevard, Glen Allen, Virginia 23060.

Purpose of the Annual Meeting

At the annual meeting, holders of Saxon Capital common stock of record as of the record date will be eligible to vote upon the following proposals:

•	Proposal 1: To approve the Agreement and Plan of Merger, dated July 12, 2004, among Saxon Capital, Saxon REIT, Saxon Capital Holdings, and Saxon Merger Corporation;

•	Proposal 2: To elect two directors of Saxon Capital;

•	Proposal 3: To approve the 2004 Incentive Compensation Plan;

•	Proposal 4: To approve the 2004 Employee Stock Purchase Plan; and

•	To transact any other business that is properly brought before the annual meeting or at any adjournments or postponements of the annual meeting.

Recommendation of the Board of Directors

Our board of directors has unanimously approved, adopted and declared the advisability of the merger agreement and the REIT conversion, subject to shareholder approval, and has determined that these actions are advisable and in the best interests of Saxon Capital and its shareholders. Our board of directors unanimously recommends that you vote:

•	“FOR” the approval of the merger agreement;

•	“FOR” the election of the two director nominees;

•	“FOR” the approval of the 2004 Incentive Compensation Plan; and

•	“FOR” the approval of the 2004 Employee Stock Purchase Plan.

Record Date and Share Information

Our board of directors has fixed the close of business on                     , 2004 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the annual meeting. As of                     , 2004, there were                    shares of Saxon Capital common stock outstanding and entitled to vote and                      holders of record. Each share of Saxon Capital common stock has one vote on any matter properly brought before the meeting or at any adjournments or postponements of the annual meeting.

Quorum; Vote Required for Each Proposal

We must have a quorum at the annual meeting to transact any business. This means that a majority of our outstanding shares of common stock must be represented in person or by proxy at the annual meeting. Proxies marked as abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum at the annual meeting. An abstention on any proposal will have the effect of a vote cast against such proposal. A broker non-vote on Proposal 1 will have the effect of a vote cast against Proposal 1. Broker non-votes will not be treated as votes cast and therefore will have no effect on the election of directors, the 2004 Incentive Compensation Plan, or the 2004 Employee Stock Purchase Plan. If you fail to return a proxy card or attend the annual meeting and do not vote, it will have the same effect as a vote against the merger agreement and will have no effect on the other two proposals.

Proposal 1: The approval of the merger agreement requires an affirmative vote of the holders of a majority of the shares of Saxon Capital common stock entitled to vote at the annual meeting. A vote for the approval of the merger agreement has the effect of approving the REIT conversion. We have attached a copy of the merger agreement as Annex A.

Proposal 2: The election of the two director nominees requires an affirmative vote of a plurality of the shares of Saxon Capital common stock present in person or by proxy at the annual meeting and entitled to vote. Accordingly, the two nominees who receive the greatest number of “FOR” votes will be elected as directors of Saxon Capital.

Proposal 3: The approval of the 2004 Incentive Compensation Plan requires an affirmative vote of a majority of the shares of Saxon Capital common stock present in person or by proxy at the annual meeting. We have attached a copy of the 2004 Incentive Compensation Plan as Annex B.

Proposal 4: The approval of the 2004 Employee Stock Purchase Plan requires an affirmative vote of a majority of the shares of Saxon Capital common stock present in person or by proxy at the annual meeting. We have attached a copy of the 2004 Employee Stock Purchase Plan as Annex C.

Saxon Capital reserves the right to cancel or defer the merger or the REIT conversion even if shareholders of Saxon Capital vote to approve the merger agreement, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Saxon Capital and its shareholders.

Under Delaware corporate law, you will not be entitled to dissenters’ rights of appraisal as a result of the merger and REIT conversion. See “Proposal 1—Approval of the Merger Agreement—The REIT Conversion Transactions—Absence of Dissenters’ Rights.”

Shares Owned by Saxon Capital’s Directors and Executive Officers

On July 29, 2004 the directors and executive officers of Saxon Capital and their affiliates owned and were entitled to vote 1,217,831 shares of Saxon Capital common stock, or 4.2% of the shares outstanding on that date entitled to vote on with respect to the each of the proposals.

If the merger is approved and all outstanding unvested options and restricted stock units are accelerated, Saxon Capital’s directors and executive officers will directly beneficially own 5.6% of Saxon Capital’s outstanding common stock, although that percentage is expected to be reduced upon Saxon REIT’s completion of its public offering. We currently expect that each director and executive officer of Saxon Capital will vote the shares of Saxon Capital common stock beneficially owned by such director or executive officer “FOR” the approval of the merger agreement, “FOR” the election of the two director nominees, “FOR” the approval of the 2004 Incentive Compensation Plan, and “FOR” the approval of the 2004 Employee Stock Purchase Plan. See “Audit Committee Report—Management – Security Ownership of Principal Shareholders and Management.”

Voting Procedures

Whether or not you expect to attend the annual meeting in person, we urge you to vote your shares by signing, dating, and returning the enclosed proxy card at your earliest convenience. This will ensure the presence of a quorum at the meeting. Submitting your proxy now will not prevent you from voting your stock at the meeting if you desire to do so, as your vote by proxy is revocable at your option.

If you sign and return the proxy card at or before the annual meeting, your shares will be voted as you specify on the proxy card. If you sign and return the proxy card but do not specify a vote, your shares will be voted “FOR” Proposal 1, “FOR” Proposal 2, and “FOR” Proposal 3.

We will appoint an inspector of elections to count the votes cast in person or by proxy at the meeting. If you mark your proxy to abstain from voting on any matter, your shares will be counted for purposes of determining whether there is a quorum but will not be voted on that matter. Similarly, if a broker or nominee indicates on its proxy that it lacks discretionary authority to vote on a particular matter as to certain shares and has not received voting instructions from the beneficial owner, those shares will be counted for purposes of determining whether there is a quorum but will not be voted on that matter.

Under the rules of the Nasdaq National Market, if you hold your shares through a bank or broker, your bank or broker is permitted to vote your shares on the election of the directors (Proposal 2), even if the bank or broker does not receive voting instructions from you. Your bank or broker, however, is not permitted to vote your shares on the approval of the merger agreement (Proposal 1), the approval of the 2004 Incentive Compensation Plan (Proposal 3), or the approval of the 2004 Employee Stock Purchase Plan (Proposal 4) without your instructions. If your shares are held in the name of a bank or broker, please follow the instructions on your proxy card to ensure that your shares are properly voted at the annual meeting.

You may revoke your proxy at any time after you have sent in your proxy card and before your proxy is voted at the annual meeting by:

•	giving written notice to our corporate secretary at 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060 that you revoke your proxy;

•	submitting another proxy with a later date; or

•	attending the meeting and voting in person, although attendance at the annual meeting will not by itself revoke a proxy.

If you have instructed a bank or broker to vote your shares, you must follow the directions you receive from your bank or broker to change your vote. You may request to receive and view future proxy mailings and other shareholder communications online. For more information, see the insert included with your proxy materials.

We are not aware of any matter that will be brought before the annual meeting other than those described in this proxy statement/prospectus. If any other matter is properly brought before the meeting, the persons named as your proxies will be authorized by the proxy card to vote the shares represented by that proxy card in accordance with their best judgment.

Solicitation of Proxies and Expenses

We will bear the cost of this proxy solicitation. Brokers and nominees should forward soliciting materials to the beneficial owners of the stock that they hold of record. We will reimburse brokers and nominees for their reasonable forwarding expenses. Our directors, officers, and regular employees may also solicit proxies in person or by telephone or other means. These individuals will not receive additional compensation for these efforts, but may be paid for reasonable out-of-pocket expenses in connection with the solicitation.

You should not send any stock certificates with your proxy cards. A letter of transmittal containing instructions for the surrender of stock certificates will be mailed to shareholders of Saxon Capital as soon as reasonably practicable after the completion of the merger.

PROPOSAL 1 – APPROVAL OF THE MERGER AGREEMENT

The REIT Conversion Transactions

This section of this proxy statement/prospectus describes the principal aspects of the proposed restructuring transactions, including the merger agreement. While we believe that this description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You can obtain a more complete understanding of the restructuring transactions by reading the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated into this proxy statement/prospectus by reference. You are encouraged to read the merger agreement and the other annexes to this proxy statement/prospectus carefully and in their entirety.

Background

In May 2003, representatives of FBR contacted Mr. Sawyer to discuss ideas for retiring Saxon Capital’s $25 million note payable to Dominion Capital. Early in the third quarter of 2003, FBR representatives again contacted Mr. Sawyer to discuss various strategic alternatives for Saxon Capital. Specifically, FBR explained to Mr. Sawyer that a potential conversion of Saxon Capital to a REIT could represent a strategic and financial opportunity for the shareholders of Saxon Capital. FBR suggested that, based on the recent market experiences of several other companies, converting to a REIT could offer the following potential benefits:

•	expanding Saxon Capital’s shareholder base to include investors attracted by yield through the payment of dividends while retaining its existing shareholder base through the maintenance of asset quality;

•	creating additional demand for Saxon Capital common stock by entering into the mortgage REIT marketplace where its share value as a REIT could be higher than non-REIT market value; and

•	eliminating double taxation on a significant portion of Saxon Capital’s current and future income streams.

On July 18, 2003, FBR explained to Saxon Capital’s management its suggestions regarding a potential REIT conversion. FBR discussed the possibility of a conversion of Saxon Capital to a REIT, together with a concurrent offering of shares of common stock to provide Saxon Capital with sufficient capital for working capital purposes. We refer to FBR’s initial proposal to convert Saxon Capital to a REIT, including the concurrent capital raise, as the initial REIT conversion strategic alternative. A portion of the funds raised in the offering could be used to repay the $25 million note to Dominion Capital. To demonstrate the potential benefits of a REIT conversion, FBR provided summary illustrative financial projections for Saxon Capital as a result of conversion to a REIT based upon publicly available historical financial data and examples of peer group performance in the mortgage REIT sector, including line graph comparisons of comparable companies’ stock prices against the S&P 500 Index, a bar chart of a comparable company’s stock price, and data comparisons of mortgage REIT company financial and share information. Because FBR had not been engaged as financial advisor at that time, the information FBR provided was extremely preliminary in nature and was provided solely for discussion purposes.

As part of the board of directors meeting on July 22, 2003, Mr. Eastep described the initial REIT conversion strategic alternative to the board of directors. Following a discussion, the board of directors directed management with its legal advisors and tax advisors to analyze the initial REIT conversion strategic alternative for consideration at a future meeting of the board of directors.

As part of its analysis for the next board of directors meeting to consider the initial REIT conversion strategic alternative, Saxon Capital’s management studied the initial REIT conversion strategic alternative and began to analyze the strategic, financial and business issues that would be involved in the conversion of Saxon Capital to a REIT.

On May 15, 2003, Saxon Capital entered into a Master Tax Services Agreement with Ernst & Young LLP, or E&Y, whereby Saxon Capital engaged E&Y as its tax advisor. Saxon Capital has paid E&Y $257,600 in connection with E&Y’s tax consulting advice, other than in connection with the REIT conversion. Pursuant to an addendum to the Master Tax Services Agreement dated August 11, 2003, Saxon Capital also engaged E&Y to provide tax advice on, and an educational understanding of, the REIT conversion strategic alternative as well as any other alternative strategies for attaining the benefits of the REIT structure. Saxon Capital requested E&Y to provide tax consulting advice related to various possible tax structures and to discuss alternatives to impart knowledge of the tax law so management and the board of directors could evaluate various opportunities. Pursuant to the addendum, Saxon Capital agreed to pay E&Y at its standard hourly rates, plus expenses. As of July 29, 2004, Saxon Capital has paid E&Y $3,000,000 and expects to pay E&Y an additional amount of approximately $500,000 in connection with E&Y’s tax consulting advice related to the REIT conversion.

Saxon Capital’s board of directors selected E&Y as its tax advisor because of E&Y’s reputation as an internationally recognized tax and professional services firm with substantial experience and qualifications in transactions similar to the initial REIT conversion strategic alternative. As part of its tax advisory services business, E&Y is continually engaged in the analysis and implementation of complex tax planning and structuring for beneficial solutions for its clients.

On September 11, 2003, E&Y orally summarized the initial REIT conversion strategic alternative as well as other alternative strategies for attaining the benefits of the REIT structure to Saxon Capital’s management.

In connection with its advice, E&Y, among other things, evaluated the following strategic opportunities for Saxon Capital and explained certain tax advantages and disadvantages it had identified for each option: (1) continue Saxon Capital’s business “as is”; (2) establish a captive REIT as a subsidiary of Saxon Capital; (3) convert Saxon Capital to a REIT; (4) establish a new entity above Saxon Capital that would be a REIT; (5) merge Saxon Capital with an existing REIT; (6) Saxon Capital invests in an existing REIT; and (7) Saxon Capital establishes a parallel REIT structure. Of these seven options, options (5) through (7) were discussed for illustrative purposes only to demonstrate to Saxon Capital the range of alternatives available to an entity such as Saxon Capital and not for evaluation or consideration purposes by management.

With respect to the option of continuing Saxon Capital’s business “as is,” E&Y explained the primary advantage, among others, that the business would not be disrupted as it related to not having additional tax compliance and testing burdens associated with becoming a REIT. E&Y explained the primary disadvantages, among others, of continued double taxation at the federal and state levels and continued upfront recognition of gain on securitizations for tax purposes.

With respect to the option of establishing a captive REIT as a subsidiary of Saxon Capital, E&Y explained the primary advantages, among others, that this option could be a possible intermediate step to a subsequent REIT conversion, state taxes could be significantly reduced, and Saxon Capital would be able to test the feasibility of the owner trust form of securitization. E&Y explained the primary disadvantages, among others, of the uncertainty of ordinary versus capital loss on retained REMIC regular interests, the administrative cost to establish and comply with the REIT requirements, and the increased complexities of hedging activities.

With respect to the option of converting Saxon Capital to a REIT, E&Y explained the primary advantages, among others, that there would be single taxation on a significant portion of

Saxon Capital’s earnings, the ability to defer upfront gains on securitizations, and dividends on non-passive activities would generally be taxed to shareholders at capital gains rates. E&Y explained the primary disadvantages, among others, of significant structural changes to Saxon Capital, required distributions of accumulated earnings and profits to shareholders, and significant reliance upon capital markets to raise cash necessary to meet taxable income distribution requirements.

With respect to the option of establishing a new entity above Saxon Capital that would be a REIT, E&Y explained the primary advantages, among others, that there would be single taxation on a significant portion of the REIT’s earnings, the ability to defer upfront gains on securitizations, and that accumulated earnings and profits would stay with Saxon Capital and therefore eliminate the current need to distribute accumulated earnings and profit to current shareholders. E&Y explained the primary disadvantages, among others, of significant structural changes to Saxon Capital, significant reliance upon capital markets to raise cash necessary to meet taxable income distribution requirements, and the increased complexities with hedging activities.

With respect to the option of merging Saxon Capital with an existing REIT, E&Y explained the primary advantages, among others, that the existing REIT entity would have infrastructure already in place, if the existing REIT had net operating loss carryovers, these net operating loss carryovers could potentially be used to offset future taxable income, and the ability to defer upfront gains on securitizations. E&Y explained the primary disadvantages, among others, of possible net operating loss carryover limitations depending on the level of investment in the existing REIT and the possible overlap in management and operations.

With respect to the option of Saxon Capital investing in an existing REIT, E&Y explained the primary advantages, among others, that the current capital and organizational structure would remain in place. E&Y explained the primary disadvantages, among others, of the REIT tests being difficult to pass due to the heavy reliance on the valuation of Saxon Capital and the use of the existing REIT’s net operating loss carryovers could be significantly harmed.

With respect to the option of Saxon Capital establishing a parallel REIT structure, E&Y explained the primary advantages, among others, that there would be single taxation on a significant portion of the Saxon Capital’s earnings, the ability to defer upfront gains on securitizations, and the ability to attract an alternative investor base. E&Y explained the primary disadvantages, among others, of the possible requirement of a taxable dividend to existing Saxon Capital shareholders and cash from capital markets would come into the REIT entity, not Saxon Capital.

As part of its advice, E&Y raised certain questions and concerns regarding the initial REIT conversion strategic alternative, including whether the distribution of accumulated earnings and profits would be taxable to shareholders at a higher rate than with other structures, such as the current structure of the new REIT conversion strategic alternative described in this proxy statement/prospectus. In addition, another concern of E&Y related to whether Saxon Capital would satisfy all of the REIT tests for the full year of 2004. The initial REIT conversion strategic alternative required a distribution of all of the accumulated earnings and profits, which was an unknown amount as of September 11, 2003.

Pursuant to a client agreement dated August 1, 2003, Saxon Capital retained Thomson Financial Corporate Group, or Thomson Financial, and agreed to pay Thomson Financial a $35,000 fee to analyze the potential investor response to the initial REIT conversion strategic alternative and the potential investor response in the event Saxon Capital were to become a dividend paying company in connection with the initial REIT conversion strategic alternative. Thomson Financial is an operating unit of The Thomson Corporation.

Saxon Capital’s board of directors selected Thomson Financial to analyze the potential investor response because of Thomson Financial’s reputation as an internationally recognized provider of research and reference information with substantial experience and qualifications in evaluating the effects of transactions similar to the initial REIT conversion strategic alternative. As part of its services, Thomson Financial is continually engaged in the research and analysis of shareholder responses to actions undertaken by companies whose stock is publicly traded.

In the past, Thomson Financial and its affiliates have provided, and continue to provide, services for Saxon Capital. On January 3, 2003, Saxon Capital engaged Thomson to perform the following services for Saxon Capital’s investor relations department: (1) analytical services and investor targeting to provide information on potential investors that the investor relations department could target for investment in Saxon Capital; (2) use of the IRchannel.com website and of a contact management system; and (3) capital markets intelligence to provide ownership detail, analysis of ownership shifts and an ownership perception study. In connection with these services, Saxon Capital pays Thomson Financial an annual fee of $100,000, plus an additional amount of $7,000 for the cost of bank/brokerage listings.

On September 2, 2003, Thomson Financial orally discussed its analysis of investor response to the initial REIT conversion strategic alternative with Saxon Capital’s management.

In connection with its analysis, Thomson Financial, among other things, evaluated the implications that Saxon Capital would face related to the investment community given a change in corporate status from a C corporation to a REIT, the size of the institutional audience that demonstrates a fundamental preference or objection to owning REITs, and the difference in size of the potential investment audience that own specific REIT sectors. Thomson Financial defined REITs to include all public REITs which included REITs that own primarily real estate properties and mortgage REITs.

In its analysis, because of the limited number of mortgage REITs, Thomson Financial raised certain questions and concerns regarding the extent of support in the equity markets for mortgage REITs, as opposed to REITs that own primarily real estate properties. Thomson Financial found that the positive influence that dividend payments could have both on share price and investor sentiment could be less than the potential benefit described by FBR in its discussion of the initial REIT conversion strategic alternative. Thomson Financial also determined that 44% of the shares of Saxon Capital common stock held by shareholders with holdings of greater than 100,000 shares would be “at risk” for sale. This group of investors is dominated by institutions who may find the new asset (Saxon Capital being a REIT) out of line with their fundamental preference and by those who display insignificant ownership in REITs. In addition, the initial REIT conversion strategic alternative as proposed would have a negative sentiment among an additional 29% of existing shareholders because these investors lacked significant exposure to REITs. Thomson Financial believed that the implementation of the initial REIT conversion strategic alternative may require Saxon Capital to provide extensive communications for educating its existing and potential shareholders about the REIT status.

On September 16, 2003, Thomson Financial orally discussed its dividend policy analysis with Saxon Capital’s management.

In connection with its analysis, Thomson Financial, among other things, evaluated the financial and investor communications changes that Saxon Capital would be making given a change in dividend policy, the size of the institutional audience that require a dividend yield in order to invest, and the dividend yield level that attracts a much larger income-oriented investment audience. Based on its analysis, Thomson Financial determined that instituting a dividend would not materially increase the universe of Saxon Capital investors. A dividend payout may create a short-term increase in the share price of Saxon Capital’s common stock, but it may not increase long-term shareholder value. Additionally, Thomson Financial concluded that the payment of a market rate dividend may actually create significant turnover in Saxon Capital’s investor base.

The next meeting of the board of directors was held on September 22, 2003. In connection with the discussions regarding the initial REIT conversion strategic alternative, the directors were provided with the illustrative summary financial projections and peer group comparable data materials initially provided by FBR to Saxon Capital’s management during the July18, 2003 discussions. The directors were also provided with analytical materials prepared by the management team with Saxon Capital’s advisors, including incorporation of various scenarios and operating changes into Saxon Capital’s business model to determine the financial impact the initial REIT conversion strategic alternative would have to Saxon Capital, and the investor and dividend analyses prepared by Thomson Financial. Using these materials, Mr. Eastep discussed management’s analysis of the initial REIT conversion strategic alternative with the board of directors.

As part of its analysis of the initial REIT conversion strategic alternative, the board of directors and management engaged in a lengthy discussion of the initial REIT conversion strategic alternative and the analysis that management had conducted with Saxon Capital’s advisors. In addition, with input from management and its advisors, the board of directors evaluated an alternative structure of establishing a new entity above Saxon Capital that would be a REIT. Although benefits of the REIT structure were recognized, management and the board of directors did not believe that sufficient evidence and analysis had been provided to overcome potential disadvantages, which consisted primarily of the following:

•	A REIT conversion structured as originally proposed to Saxon Capital would require Saxon Capital to make a distribution of cumulative earnings and profits,

estimated at approximately $115 million that likely would be taxable to Saxon Capital’s shareholders at potentially ordinary income tax rates.

•	Uncertainties regarding Saxon Capital’s ability to meet the REIT asset and income qualification tests under the conversion structure as initially conceived.

•	Lack of sufficient information regarding equity market support for mortgage REIT stocks as would be required to meet post-conversion liquidity requirements.

•	Lack of sufficient information regarding the feasibility of making the necessary change from a REMIC securitization structure to an owner-trust securitization structure.

•	Concerns regarding the potential of significant changes to Saxon Capital’s shareholder base.

Therefore, in management’s opinion, the expected results of executing the initial REIT conversion strategic alternative based on Saxon Capital’s analysis varied significantly from the potential results suggested by FBR. Management did not believe that the initial REIT conversion strategic alternative would provide sufficient shareholder value growth to offset the potential risks involved in a REIT conversion. After discussing the above considerations, the board of directors determined that it was not in the best interests of Saxon Capital to proceed with the initial REIT conversion strategic alternative at that time.

As an alternative strategic option to the REIT conversion or establishing a REIT above Saxon Capital, Mr. Eastep, with the assistance of analysis conducted by E&Y, described an alternative REIT conversion structure in which Saxon Capital would establish a captive REIT as an indirect subsidiary. Management and the board of directors believed that such a structure would enable Saxon Capital to realize some of the tax benefits of the REIT structure, and at the same time, mitigating or avoiding a number of the risks associated with the REIT conversion originally proposed. Following a discussion on this alternative, the board of directors directed the management team to prepare a complete analysis of this alternative for consideration at a future meeting of the board of directors.

In addition, at this meeting, Mr. Eastep explained analysis and recommendations concerning the issuance of convertible bonds and the results of the exploratory discussions with potential investment banks for such a transaction. The proceeds of this issuance would be an alternative means of raising funds to retire the Dominion Capital note and for additional working capital. Following a discussion on this alternative, the board of directors directed the management team to prepare and provide an additional analysis of this alternative to the board of directors.

Later in the third quarter of 2003, representatives of FBR again contacted Mr. Sawyer to discuss strategic opportunities, including the REIT conversion strategic alternative. Management with its advisors then worked to determine whether a structure could be developed to allow Saxon Capital to more fully realize the benefits of a REIT conversion without the disadvantage of a required taxable earnings and profit distribution. With the assistance of its advisors, management developed its current proposal for the REIT conversion, which included a concurrent capital raise at the time of conversion large enough to not require near-term subsequent follow-on offerings. A concurrent capital raise would provide sufficient cash to Saxon Capital to consummate the REIT conversion and for continued business growth. Concurrently, Saxon Capital’s securitization team developed substantial support for its belief that owner trust securitizations were feasible, and through the process of establishing a REIT subsidiary, management believed that it would have the ability to confirm this belief through execution of an actual owner trust securitization, prior to implementing the REIT conversion. Moreover, during the third quarter of 2003, support for mortgage REIT stocks increased in the equity markets.

On November 13, 2003, FBR discussed with Saxon Capital’s board of directors and management certain potential solutions to potential issues previously raised by Saxon Capital’s management and board of directors regarding the possible REIT conversion and discussing the conditions of the capital markets for mortgage REIT stocks. The new REIT conversion strategic alternative discussed by FBR reflected several modifications that management and its advisors had developed to the initial REIT conversion strategic alternative previously rejected by the board of directors. FBR suggested that:

•	The new structure would improve Saxon Capital’s ability to meet the REIT asset tests by allowing Saxon Capital to consolidate REIT qualifying assets with non-REIT qualifying assets;

•	The public markets would likely be receptive to a public offering by Saxon Capital to replenish the required distribution of cumulative earnings and profits;

•	An owner-trust securitization structure would not be likely to have a material economic impact on asset-backed securities investors; and Saxon Capital, because of its low target leverage, would be able to utilize owner-trust securitization structures similar to those it currently employs;

•	Saxon Capital would not experience significant changes to its institutional shareholder base, based on information that the proposed structure had been implemented by two public company entities with similar institutional investors to Saxon Capital;

•	The new structure would likely appeal to income funds, growth funds, balanced funds, value funds and retail investors, and potentially expanding Saxon Capital’s investors base; and

•	Even in a market environment when the equity markets’ appetite for mortgage REIT stocks declined, the issuance of preferred securities, corporate debt securities, or whole loan sales could be potential sources of continued funding.

At a meeting held on the same day, and following a discussion on the issues surrounding the new REIT conversion strategic alternative, the board of directors directed management, in conjunction with the assistance of E&Y and its legal advisors, to proceed with further study of the new REIT conversion strategic alternative, including a concurrent public offering, and the steps that would be necessary to implement it. The board of directors also authorized the negotiation and execution of a financial advisory engagement letter with FBR with respect to the conversion to a REIT and an investment banking services engagement letter with FBR in connection with the implementation of the new REIT conversion strategic alternative and the concurrent public offering. In addition, at this meeting, the board of directors also determined that it was not desirable for Saxon Capital to proceed with the convertible bond proposal at that time.

Saxon Capital engaged FBR as its financial advisor and its investment banker in connection with the new REIT conversion strategic alternative on November 25, 2003. In connection with its services as financial advisor, FBR is entitled to an advisory fee of 1% of the public offering proceeds, and in connection with its services as investment banker for the public offering, FBR will receive an underwriting fee of 5% of the public offering proceeds, which may be shared with other underwriters, and reimbursement of expenses incurred in connection with its engagement. With respect to the engagement of FBR as investment banker, at this time, neither Saxon Capital nor Saxon REIT has entered into a firm commitment underwriting arrangement with FBR, which typically is only entered into at the time a public offering is priced.

FBR is a nationally recognized specialist in the financial services industry in general, and in mortgage REITs, mortgage banking and specialty lenders in particular. FBR is regularly engaged in evaluations of businesses similar to Saxon Capital and in advising institutions with regard to mergers and acquisitions, as well as raising debt and equity capital for such institutions. Saxon Capital selected FBR as its financial advisor and investment banker based upon FBR’s qualifications, expertise and reputation in such capacities. Saxon Capital has not paid any fees to FBR in the last two years. However, FBR acted as initial purchaser in Saxon Capital’s private placement in July 2001.

Management with the assistance of its advisors proceeded with the analysis as the board of directors had required, and at the next meeting of the board of directors, held on January 25, 2004, management recommended that Saxon Capital implement the REIT conversion because it concluded that the new REIT conversion strategic alternative described above, including the concurrent public offering, was consistent with management’s proposed structure. The structure of the REIT conversion that management recommended is the one described in this proxy statement/prospectus. Representatives of E&Y summarized the proposed corporate structure and the approach to satisfying and remaining in compliance with the REIT asset and income tests. Following the discussion by representatives of E&Y, Mr. Eastep described the liquidity and working capital aspects of management’s proposal, as well as the tax, human resources, and administrative steps required to be implemented if the REIT conversion were to proceed. As part of its analysis of the new REIT conversion strategic alternative, the board of directors and management engaged in a lengthy discussion of the new REIT conversion strategic alternative and management’s recommendation. These discussions included the need for a concurrent public offering of Saxon REIT’s common stock in an amount larger than FBR had originally proposed, which was expected to significantly mitigate the liquidity risks that had been identified as a significant problem with the original proposal. These discussions also included the information provided by FBR to Saxon Capital’s board of directors and management at the

November 13, 2004 meeting; however, because of the preliminary nature of this information, the board of directors did not rely on this information in making its decision on whether to proceed with the new REIT conversion strategic alternative.

This structure also had the advantage that there was no requirement that Saxon Capital make a distribution of its accumulated earnings and profits. In the initial REIT conversion strategic alternative, Saxon Capital, the existing publicly held corporation, would have elected to become a REIT beginning with its taxable year ending December 31, 2004. If a corporation is to qualify as a REIT, it must not have at the close of any taxable year for which REIT status is sought any earnings and profits accumulated in a non-REIT year. Because Saxon Capital has earnings and profits accumulated in non-REIT years, Saxon Capital would have had to distribute that accumulated earnings and profits to its shareholders by December 31, 2004 for it to qualify as a REIT for that year.

Under the new REIT conversion strategic alternative, Saxon Capital itself would not convert to REIT status, but rather, Saxon REIT, having no accumulated earnings and profits, would elect REIT status effective as of the date of its formation. As of the consummation of the REIT conversion, Saxon Capital would continue its existence and become a taxable REIT subsidiary of Saxon REIT. Saxon Capital would also retain its accumulated earnings and profits. Saxon REIT, which would become the publicly held corporation in connection with the merger, would not succeed to the earnings and profits of Saxon Capital. Consequently, there would be no earnings and profits distribution requirement under the new REIT conversion strategic alternative.

Following this discussion, the board of directors unanimously directed management to proceed with the new REIT conversion strategic alternative, including the concurrent public offering, subject to shareholder and final board of directors approval. The board of directors did not determine the minimum amount required in the public offering for the feasibility of the consummation of the REIT conversion.

Our Reasons for the REIT Conversion

The Saxon Capital board of directors has unanimously determined that the merger and the related restructuring transactions are in the best interests of Saxon Capital and its shareholders. In reaching its determination, the board of directors consulted with FBR with respect to the financial aspects of the merger and the REIT conversion. The board of directors also consulted with E&Y with respect to the tax implications of the reorganization and related REIT qualification. Management and its legal advisors were consulted throughout the decision-making process. The factors considered by the board of directors included, but were not limited to, the following:

•	the REIT structure is expected to provide improved operating results through greater tax efficiency;

•	the REIT structure will reduce corporate-level taxes and the need to incur debt to reduce corporate-level taxes through interest deductions, will improve our financial flexibility, and will allow us to continue to strengthen our balance sheet by reducing our overall debt to equity ratio over time;

•	by becoming a distribution paying company, we may expand our shareholder base to include investors attracted by yield as well as asset quality, which is expected to facilitate our capital-raising efforts;

•	a larger shareholder base may improve the liquidity of our capital stock; and

•	the negative considerations identified at the board of directors’ July 2003 meeting had been substantially mitigated through the events and analysis detailed above that had occurred during the interval between the two board of directors meetings.

The board of directors weighed the advantages against the potential risks of the REIT conversion including that as a REIT we will be unable to retain earnings as we will be required each year to distribute to our shareholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gain) and that we will need to comply with the highly complicated REIT qualification provisions. In addition, the board of directors considered the potential risks discussed in “Risk Factors—Risks and Effects of the REIT Conversion” beginning on page 23.

The foregoing discussion includes the material information and factors considered by the board of directors. The board of directors did not quantify or otherwise assign relative weights to the particular factors considered, but conducted an overall analysis of the information explained to and considered by it in reaching its determination.

Organizational Actions

We formed Saxon REIT as a Maryland corporation because we believe that Maryland law is generally favorable to organizing and conducting business as a REIT. As discussed below, Maryland law facilitates qualification as a REIT by authorizing the charter of a Maryland corporation to provide for restrictions on ownership and transferability designed to permit a corporation to qualify as a REIT under the Code or for any other purpose. In addition, unlike Delaware, Maryland does not presently impose a franchise tax on corporations, which will result in cost savings to us in annual franchise tax payments and related fees of approximately $150,000. Maryland’s status as a jurisdiction favorable to REITs is evidenced by the large number of publicly-traded REITs that have chosen to operate as a regular Maryland corporation or as a special statutory Maryland real estate investment trust. According to the National Association of Real Estate Investment Trusts, as of December 23, 2003, there were nearly 100 publicly-traded REITs organized under Maryland law.

To satisfy certain requirements that are applicable to REITs in general, many REITs impose ownership limits and transfer restrictions, similar to the ownership limits in the Saxon REIT charter, by inclusion of such provisions in their charters. Under Delaware law, such restrictions would not be binding with respect to securities issued before adoption of the restriction unless holders of such securities agree to or vote for such restriction. Under Maryland law and because of the merger, however, all shares of Saxon REIT common stock issued in the merger and thereafter would be subject to the ownership limits in the Saxon REIT charter, for which authority exists under Maryland law.

Pursuant to the Saxon REIT charter, if certain proposed transfers of capital stock or other events occur that result in a person owning shares in excess of the ownership limits, then that number of shares of stock actually or constructively owned by that person in violation of the ownership limits will be automatically transferred to a trustee of a trust for the exclusive benefit of one or more charitable beneficiaries. The intended transferee will not acquire any rights in the shares. Shares held by the trustee will constitute issued and outstanding shares of stock. The trustee will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid before Saxon REIT’s discovery that shares of stock have been transferred to the trustee will be paid to the trustee upon demand and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividends or distributions paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland corporate law, effective as of the date that such shares have been transferred to the trustee, the trustee will have the authority (at the trustee’s sole discretion) (1) to rescind as void any vote cast by an intended transferee before our discovery that such shares have been transferred to the trustee and (2) to recast such vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary.

Following the transactions constituting the REIT conversion, Saxon Capital will be a wholly-owned taxable REIT subsidiary of Saxon REIT. Saxon Capital’s other subsidiaries in existence before the closing of the merger (other than Saxon REIT and Saxon Merger Corporation) will also be taxable REIT subsidiaries. Income from Saxon REIT’s taxable REIT subsidiaries will either be distributed to Saxon REIT to make distribution payments to its shareholders, or retained by the taxable REIT subsidiaries for reinvestment or to fund their operations. After our conversion to a REIT, we intend to continue our current loan origination and servicing businesses in taxable REIT subsidiaries. We may in the future, but may not initially, have the ability to conduct loan origination and/or servicing in our REIT or in qualified REIT subsidiaries.

Following the merger, Saxon Capital will transfer assets, or cause one or more of its subsidiaries to transfer assets to Saxon REIT. The transfer of assets will be accomplished through one or more purchase and sale transactions between Saxon REIT and one or more of its taxable REIT subsidiaries. Saxon Capital has developed valuation models in the normal course of operations that will be utilized in determining appropriate values at the date of transfer. Saxon Capital has engaged outside valuation experts to conduct a valuation study on the assets to be sold. It is expected that the values will fall within the range of proper arms-length pricing determined by the outside valuation experts. Saxon Capital’s subsidiaries to be classified as taxable REIT subsidiaries hold assets that have been specifically identified as assets to be sold to Saxon REIT. Additionally, in the future the taxable REIT subsidiaries will sell certain assets to Saxon REIT that have been identified as fitting the investment criteria of Saxon REIT. We anticipate that prior to the end of the fiscal quarter that the REIT conversion is consummated, Saxon REIT or a qualified REIT subsidiary will purchase the stock or assets of Saxon Securities and Certificates, Inc., a Maryland corporation, which we refer to as Saxon Securities. Saxon Securities is an indirect subsidiary of Saxon Capital and owns and invests in subordinate mortgage-backed securities issued by securitization trusts created by Saxon Capital’s subsidiaries. Substantially all of the assets currently held by Saxon Securities are real estate assets for purposes of the quarterly asset tests applicable to REITs and substantially all of the income generated by those assets is treated as interest on obligations secured by mortgages on real property for purposes of the annual gross income tests applicable to REITs. We have not yet identified the other assets that will be owned by Saxon REIT or our qualified REIT subsidiaries.

As part of the REIT conversion transaction, Saxon REIT is registering shares of its common stock to be issued and sold to the public in addition to the shares being registered on this proxy statement/prospectus for issuance to Saxon Capital shareholders as consideration for the merger. We currently expect Saxon REIT to raise approximately $500 million in the public offering. We expect to use the net proceeds from the public offering, after deducting underwriting discounts and commissions, financial advisory fees, and our estimated expenses of the REIT conversion, to retire a $25 million promissory note of Saxon Capital, unless (1) we renegotiate the note on terms favorable to us or (2) we have previously retired the note, to pay the cash component of the merger consideration, to purchase assets from Saxon Capital, and the remainder of the proceeds, if any, for working capital, including to repay a portion of the outstanding balances under our warehouse financing facilities. As described more fully throughout this proxy statement/prospectus, a REIT must distribute at least 90% of its taxable income other than net capital gain to shareholders rather than retain such taxable income for working capital and growth purposes. Since Saxon REIT intends to use a substantial portion of the proceeds from the public offering for the above-described purposes, a substantial portion of the proceeds from the public offering will not be available for working capital and growth purposes. Therefore, Saxon REIT intends to consummate the public offering to provide it with current access to the public markets rather than in the future when market conditions may be less favorable.

SAXON CAPITAL’S BOARD OF DIRECTORS BELIEVES THAT THE MERGER AGREEMENT, WHICH CONTEMPLATES THE RESTRUCTURING TRANSACTIONS AND THE OTHER TRANSACTIONS COMPRISING THE REIT CONVERSION DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, ARE ADVISABLE FOR SAXON CAPITAL AND ITS SHAREHOLDERS AND RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

In the event Saxon Capital shareholders at the annual meeting do not approve the merger agreement, Saxon Capital will continue to operate as a Delaware corporation, the merger will not take place, and the other transactions comprising the conversion to a REIT will not be completed at this time.

Saxon Capital reserves the right to cancel or defer the merger or the REIT conversion even if shareholders of Saxon Capital vote to approve the merger agreement, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interest of the Saxon Capital shareholders.

Terms of the Merger

The following is a summary of the material terms of the merger agreement. For a complete description of all of the terms of the merger, you should refer to the copy of the merger agreement that is attached to this proxy statement/prospectus as Annex A and incorporated herein by reference. This summary is not complete and is qualified in its entirety by reference to the merger agreement. You should read carefully the merger agreement in its entirety as it is the legal document that governs the merger.

The merger agreement will provide for the merger of Saxon Merger Corporation with and into Saxon Capital. Immediately thereafter, Saxon Capital will merge with and into Saxon Capital Holdings. As a result of the merger, Saxon Capital Holdings, a wholly-owned subsidiary of Saxon REIT, will be the surviving entity and the separate existences of Saxon Capital and Saxon Merger Corporation will terminate. Saxon REIT will, through its subsidiaries, succeed to and continue the business operations of Saxon Capital. At the effective time of the merger, each outstanding share of Saxon Capital common stock, will be converted into the right to receive one share of Saxon REIT common stock. In addition, the shareholders will also receive an aggregate of approximately between $100 million and $140 million in cash. Based on such range, if no currently outstanding options or warrants are exercised prior to the closing of the merger, the per share amount will be between $3.45 and $4.83. Based on such range, if all currently outstanding options and warrants are exercised prior to the closing of the merger, the per share amount will be between $3.04 and $4.26. The holders of Saxon REIT common stock will become subject to the ownership limit under the Saxon REIT charter. The board of directors of Saxon REIT will adopt a resolution excepting Wasatch Advisors, Inc. and Franklin Mutual Advisers, LLC from the ownership limit. In addition, the rights and obligations of Saxon Capital under its employee benefit plans and related other agreements will be assumed by Saxon REIT, and all rights of the participants therein to acquire shares of Saxon Capital common stock on the terms and conditions of such plans and such agreements will be converted into rights to acquire shares of Saxon REIT common stock. All currently unvested options and restricted stock units will vest if Saxon Capital’s shareholders approve the merger agreement. Other than the terms described above, the merger agreement does not contain any material representations, warranties or covenants.

Saxon Capital anticipates that the merger will become effective as promptly as practicable following shareholder approval of the merger agreement at the annual meeting and satisfaction or waiver of the other conditions to the merger. The merger agreement provides that Saxon Capital or Saxon REIT may abandon the merger at any time before its effectiveness. Saxon Capital has no current intention of abandoning or causing Saxon REIT to abandon the merger after the annual meeting if shareholder approval is obtained and the other conditions to the merger are satisfied or waived. See “—Conditions to the Merger.”

The boards of directors of both Saxon Capital and Saxon REIT have approved the merger agreement, and the transactions contemplated by the merger agreement, subject to shareholder approval. Saxon Capital, as the sole shareholder of Saxon REIT, will cause Saxon REIT, as the sole shareholder of Saxon Capital Holdings and Saxon Capital Holdings as the sole shareholder of Saxon Merger Corporation, to approve the merger agreement. Assuming Saxon Capital’s shareholders approve the merger agreement at the annual meeting and the other conditions to the merger are satisfied or waived, the merger will become effective at the time the certificates of merger is accepted for filing by the Secretary of State of the State of Delaware in accordance with Delaware corporate law, or at a later time within 90 days of filing if so specified in such certificates. It is expected that the listing of Saxon REIT common stock on the Nasdaq National Market will occur at or before the effective time of the merger and that the listing of Saxon Capital common stock on the Nasdaq National Market will be terminated at the effective time.

At the effective time of the merger, each certificate representing shares of Saxon Capital common stock will be deemed for all purposes to evidence the same number of shares of Saxon REIT common stock. American Stock Transfer & Trust Co. will act as agent for the share exchange and the payment of the cash consideration. Promptly after the effective time of the merger, Saxon REIT will instruct the exchange agent to mail a letter of transmittal and instructions to each holder of a certificate or certificates which immediately before the effective time of the merger represented outstanding shares of Saxon Capital common stock, advising the securityholder of the procedure for surrendering the certificates in exchange for certificates representing shares of Saxon REIT common stock and a check representing the cash portion of the merger consideration. Upon surrender of the certificates for cancellation to the exchange agent, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the exchange agent or the merger agreement, the holder of the certificates will be entitled to receive in exchange for those certificates, a certificate evidencing that number of shares of Saxon REIT common stock which such holder has the right to receive in respect of the rights formerly evidenced by such certificates and a check representing the cash portion of the merger consideration. YOU SHOULD NOT SURRENDER ANY SAXON CAPITAL STOCK CERTIFICATES UNTIL YOU RECEIVE THE LETTER OF TRANSMITTAL.

Neither Saxon Capital nor Saxon REIT is aware of any federal, state or local regulatory requirements that must be complied with or approvals that must be obtained before consummation of the merger pursuant to the merger agreement, other than:

•	compliance with applicable federal and state securities laws;

•	the filing and acceptance for record of the certificates of merger as required under Delaware corporation law; and

•	the receipt of various state and local governmental authorizations, including required licenses for us to continue to engage in our businesses.

In addition, we will be required to seek consents under our financing facilities and a servicing agreement.

Other Effects of the Merger

We expect the following to occur in connection with the merger:

•	Charter and Law. Saxon REIT and its shareholders will be governed by Maryland corporate law and the Saxon REIT charter and bylaws, copies of which are attached as Exhibits C and D to the merger agreement which is attached to this proxy statement/prospectus as Annex A.

•	Restructuring Transactions. As soon as practicable following the merger, Saxon REIT will complete the other transactions comprising the conversion to a REIT that have not already been completed including the repositioning of certain assets, and the public offering.

•	Directors and Executive Officers. One of Saxon Capital’s directors, Michael L. Sawyer, is the sole director of Saxon REIT. Immediately upon approval of the merger agreement by the shareholders of Saxon Capital, the other four Saxon Capital directors, Richard A. Kraemer, Edward G. Harshfield, David D. Wesselink and Thomas J. Wageman, will become additional directors of Saxon REIT, and all such directors will serve for a term of one year until the next annual meeting of Saxon REIT. The executive officers of Saxon Capital immediately before the merger will be the executive officers of Saxon REIT immediately after the merger.

•	Vesting of Options and Restricted Stock Units. All outstanding unvested options to acquire Saxon Capital common stock and all restricted stock units outstanding and unvested will become vested and immediately exercisable upon shareholder approval of the merger agreement. Currently outstanding unvested options to purchase an aggregate of 711,625 shares of Saxon Capital common stock, of which options to purchase 471,250 shares are held by our directors and executive officers, will be accelerated. In addition, an aggregate of 180,000 currently unvested restricted stock units, all of which are held by our directors and executive officers, will vest. Assuming all outstanding options, including those that will be accelerated, are exercised, all restricted stock units are vested, and all outstanding warrants are exercised, the shares issued upon exercise of the accelerated options will entitle our directors and executive officers to receive an aggregate of between approximately $1,432,600 and $2,007,525 of the cash portion of the merger consideration based on the range of total cash consideration of between approximately $100 million and $140 million. In addition, based upon the weighted average exercise price of the unvested options held by our directors and executive officers as of July 29, 2004, which is $10.34 per share, and the closing price of Saxon Capital’s common stock on July 29, 2004 of $23.50 per share, this acceleration represents a benefit to our directors and executive officers of $13.16 per share, or $6,201,650 in the aggregate.

•

Warrants of FBR. FBR, which serves as financial advisor to Saxon Capital in connection with the REIT conversion and, pursuant to a letter agreement, will serve as the lead underwriter for the public offering, upon the consummation of the merger, and its affiliates own 1,600,910 shares of our common stock and warrants to acquire 1,115,000 shares of our common stock at an exercise price of $10.00 per share. At this time, Saxon REIT has not entered into a firm commitment underwriting arrangement with FBR, which typically is only entered into at the time a public offering is priced. If those warrants were exercised in full, all outstanding options were exercised, and all restricted stock units were vested, FBR and its affiliates would own 8.3% of the Saxon Capital common stock and FBR and its affiliates would receive between approximately $8.3 million and $11.6 million of the cash portion of the merger consideration based on the range of total cash consideration of between approximately $100 million and $140 million, in exchange for the shares of Saxon Capital common stock issued upon exercise of the warrants.

•	New Restricted Stock Unit Grants. If the REIT conversion occurs, our independent directors and Messrs. Sawyer, Eastep, and Adams will receive grants of 450,000 restricted stock units and our other officers will receive grants of 230,000 restricted stock units, all of which will have tandem dividend equivalent rights that will pay dividends for so long as the restricted stock units (whether vested or unvested) are held by the grantee.

•	New Employment Agreements. Saxon Capital and Saxon REIT expect to enter into new employment agreements with Messrs. Sawyer, Eastep and Adams that reflect certain changes to the terms currently in such executives’ employment agreements. The new employment agreements will provide for an increase in each executive’s respective annual salaries and grants of restricted stock units.

•	Assumption of Options and Other Rights. Saxon REIT will assume any outstanding options or other rights to acquire Saxon Capital common stock that have not been exercised as of the closing of the merger.

•	Stock Incentive Plans. If Saxon Capital’s shareholders approve the 2004 Incentive Compensation Plan, Saxon REIT will assume the 2004 Incentive Compensation Plan.

•	Dividend Reinvestment Plan. Saxon REIT expects to adopt a dividend reinvestment plan by the end of 2004 pursuant to which its shareholders can purchase shares of common stock with the distribution payments they receive.

•	Employee Stock Purchase Plan. If Saxon Capital’s shareholders approve the 2004 Employee Stock Purchase Plan, Saxon REIT will assume the 2004 Employee Stock Purchase Plan.

•	401(k) Plan. Saxon REIT expects to adopt a 401(k) plan.

•	Listing of Saxon REIT Common Stock. We expect that the new Saxon REIT common stock will trade on the Nasdaq National Market under our current symbol, “SAXN,” following the completion of the merger.

Conditions to the Merger

Consummation of the merger is subject to the satisfaction or waiver of various conditions, including, but not limited to, satisfaction of the following:

•	Saxon REIT Registration Statement. Saxon REIT’s registration statement, of which this proxy statement/prospectus is a part, must be effective, no stop order suspending its effectiveness may be in effect and no proceedings for suspending its effectiveness may be pending or threatened by the SEC.

•	Shareholder Approval. The affirmative vote of the holders of Saxon Capital common stock representing not less than a majority of the outstanding shares of

Saxon Capital common stock shall have approved the merger agreement, which shall be deemed to be approval of the merger for purposes of Section 251 of Delaware corporate law (applicable to mergers).

•	REIT Qualification. Saxon Capital’s board of directors shall have determined, that (1) based upon the advice of counsel, that Saxon REIT can elect to be treated as a REIT for federal income tax purposes effective for its taxable year during which the closing of the merger occurs or (2) the transactions constituting the REIT conversion which impact Saxon REIT’s status as a REIT for federal income tax purposes have occurred or are reasonably likely to occur.

•	NASDAQ Listing. The Saxon REIT common stock shall have been approved for listing on the Nasdaq National Market.

•	Governmental and Third-Party Consents. Saxon Capital shall have received all governmental and third-party consents to the restructuring transactions, including consents of lenders, except for consents as would not reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Saxon REIT and its subsidiaries taken as a whole.

•	No Adverse Tax Legislation. The United States Congress shall not have enacted legislation, or proposed legislation with a reasonable possibility of being enacted, that would have the effect of (1) substantially impairing the ability of Saxon REIT to qualify as a REIT, (2) substantially increasing the federal tax liabilities of Saxon REIT resulting from the conversion to a REIT, or (3) substantially reducing the expected benefits to Saxon REIT resulting from the conversion to a REIT. Saxon Capital, in its discretion, will make the determination that this condition has been satisfied.

•	Obligations Under the Merger Agreement. The parties must have complied in all material respects with their respective obligations in the merger agreement.

•	Public Offering. Saxon REIT’s registration statement on Form S-11 registering its common stock for sale to the public, which we currently expect to be approximately $500 million, must be effective, no stop order suspending its effectiveness may be pending or threatened by the SEC, and Saxon Capital’s board of directors must determine that the sale of such stock will be successfully completed prior to, contemporaneously with, or promptly after the merger.

Termination of the Merger Agreement

Saxon REIT, Saxon Capital Holdings, Saxon Merger Corporation, and Saxon Capital may mutually agree in writing to terminate the merger agreement at any time without completing the merger. In addition, either Saxon REIT or Saxon Capital may terminate the merger agreement if:

•	the merger is not completed by December 31, 2004;

•	a governmental authority has issued a final, non-appealable order, decree or ruling, or taken any other action, that would permanently prohibit the merger; or

•	the Saxon Capital shareholders fail to approve the merger agreement.

Termination of the merger agreement will generally terminate the obligations of the parties to perform their obligations under the merger agreement, except that the parties must continue to comply with confidentiality provisions that survive termination of the merger agreement.

We have no current intention of abandoning the merger after the annual meeting if shareholder approval is obtained and the other conditions to the merger are satisfied or waived. Saxon Capital, however, reserves the right to cancel or defer the merger or the REIT conversion even if shareholders of Saxon Capital vote to approve the merger agreement, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Saxon Capital and its shareholders.

Interests of Directors and Executive Officers of Saxon Capital in the Merger

In considering the recommendation of the board of directors to vote for the approval of the merger agreement, you should be aware that some of the directors and executive officers of Saxon Capital have interests in the merger that are different from, and in addition to, the interests of other Saxon Capital shareholders.

•	Acceleration of unvested options and restricted stock units. If the merger agreement is approved, all outstanding unvested options and restricted stock units will be accelerated. Saxon Capital’s directors and executive officers hold unvested options to purchase 471,250 shares of Saxon Capital common stock and 180,000 unvested restricted stock units that would be accelerated. See “Summary—Acceleration of Vesting of Outstanding Stock Options and Restricted Stock Units.”

•	Of the 32,858,225 shares of Saxon Capital common stock that could be outstanding as of the merger if all outstanding options are exercised, all restricted stock units are vested and all outstanding warrants are exercised, our directors and executive officers would hold 1,833,081 shares. Therefore, our directors and executive officers could receive an aggregate of between approximately $5,572,566 and $7,808,925 of the cash portion of the merger consideration based on the range of total cash consideration of between approximately $100 million and $140 million.

•

New restricted stock unit grants. In connection with the REIT conversion, not only will all currently unvested outstanding options and restricted stock awards become vested, but our independent directors and Messrs. Sawyer, Eastep, and Adams will receive grants of 450,000 restricted stock units and our other officers will receive grants of 230,000 restricted stock units, all of which will have tandem dividend equivalent rights that will pay dividends for so long as the restricted stock units (whether vested or unvested) are held by the grantee.

•	New employment agreements. Saxon Capital and Saxon REIT expect to enter into new employment agreements with Messrs. Sawyer, Eastep and Adams that reflect certain changes to the terms currently in such executives’ employment agreements and that will be effective as of the closing date of the merger. The new employment agreements provide for an increase in their respective annual salaries, annual bonuses, and grants of restricted stock units, as described above. The new employment agreements will increase the annual base salaries of Messrs. Sawyer, Adams and Eastep set forth in their respective employment agreements from $325,000, $225,000 and $200,000, respectively, to $450,000, $250,000 and $250,000, respectively. The new employment agreements also provide that the annual target bonus opportunity for each executive will be 100% of base salary and that the annual maximum bonus opportunity for each executive will be 200% of base salary for Mr. Sawyer and 150% of base salary for Messrs. Eastep and Adams. In other respects, the new employment agreements are expected to contain substantially similar terms as those executives’ current agreements with Saxon Capital. See “Audit Committee Report—Management—New Employment Agreements.”

•	Indemnification. Saxon REIT will assume Saxon Capital’s indemnification obligations to its officers, directors, and employees.

As a result of these interests, certain of our officers and directors may be more likely to approve the merger agreement than shareholders generally.

Restrictions on the Transfer of Saxon REIT Stock

All shares of Saxon REIT common stock that current Saxon Capital shareholders will receive pursuant to the merger will be freely transferable, except for shares received by persons deemed to be “affiliates” of Saxon Capital or Saxon REIT under the Securities Act at the time of the annual meeting. These affiliates may not sell their shares of Saxon REIT common stock received in connection with the merger unless the sale, transfer or other disposition is:

•	made in conformity with the requirements of Rule 145(d) under the Securities Act;

•	made pursuant to an effective registration statement under the Securities Act; or

•	otherwise exempt from registration under the Securities Act.

Persons who may be deemed “affiliates” for this purpose generally include individuals or entities that control, are controlled by, or are under common control with, either Saxon Capital or Saxon REIT and may include some of each company’s respective officers and directors, as well as some of each company’s respective principal shareholders. The registration statement of which this proxy statement/prospectus forms a part does not cover the resale of shares of Saxon REIT common stock to be received by affiliates in the merger.

Absence of Dissenters’ Rights

Pursuant to Section 262(b)(1) of Delaware corporate law, the shareholders of Saxon Capital will not be entitled to appraisal rights as a result of the merger or other restructuring transactions.

Accounting Treatment of the Merger

For accounting purposes, the merger will be accounted for as a purchase of Saxon Capital by Saxon REIT using the purchase method of accounting. Saxon REIT was determined to be the accounting acquiror based on a number of factors, including, among other things, that Saxon REIT would have 100% of the voting rights in Saxon Capital.

Public Offering

As part of the REIT conversion, Saxon REIT is registering its common stock, which we currently expect to be approximately $500 million, to be issued and sold to the public in addition to the shares being registered in this registration statement of which this proxy statement/prospectus is a part for issuance to Saxon Capital shareholders as part of the consideration for the merger. We refer to this transaction as the public offering. We expect to use the net proceeds from the public offering, after deducting underwriting discounts and commissions, financial advisory fees, and our estimated expenses of the REIT conversion, to retire a $25 million promissory note of Saxon Capital, unless (1) we renegotiate the note on terms favorable to us or (2) we have previously retired the note, to pay the cash component of the merger consideration, to purchase assets from Saxon Capital, and the remainder of the proceeds, if any, for working capital, including to repay a portion of the outstanding balances under our warehouse financing facilities. As described more fully throughout this proxy statement/prospectus, a REIT must distribute at least 90% of its REIT (determined without regard to the dividends paid deduction and by excluding net capital gain) to shareholders rather than retain such earning for working capital and growth purposes. Since Saxon REIT intends to use a substantial portion of the proceeds from the public offering for the above-described purposes, a substantial portion of the proceeds from the public offering will not be available for working capital and growth purposes. Therefore, Saxon REIT intends to consummate the public offering to provide it with current access to the public markets rather than in the future when market conditions may be less favorable.

BUSINESS

The information in this section assumes that the merger has been consummated, and that Saxon REIT has succeeded to and is continuing the business of Saxon Capital.

History

Saxon Capital, Inc. is a Delaware corporation organized on April 23, 2001 for the purpose of acquiring the business of our predecessor. Our original name was Saxon Capital Acquisition Corp., and we changed our name to Saxon Capital, Inc. on October 5, 2001. We acquired all of the issued and outstanding capital stock of our predecessor from Dominion Capital, a wholly-owned subsidiary of Dominion Resources, on July 6, 2001. Dominion Resources was required to dispose of our predecessor when, in January 2000, it became a registered public utility holding company subject to the requirements of the Public Utility Holding Company Act of 1935. One of these requirements restricts investment in non-regulated businesses that are not functionally related to the public utility business. As a result, the SEC required the divestiture of Dominion Capital’s financial services businesses (including our predecessor) by January 2003.

Saxon REIT

Saxon REIT, a wholly-owned subsidiary of Saxon Capital, was organized as a Maryland corporation on February 5, 2004 by Saxon Capital to succeed to and to continue the business of Saxon Capital upon consummation of the merger of Saxon Merger Corporation with and into Saxon Capital and then the merger of Saxon Capital with and into Saxon Capital Holdings (a wholly-owned subsidiary of Saxon REIT) pursuant to the merger agreement. Saxon REIT has conducted no business to date other than that incident to the merger and the other transactions comprising the conversion of Saxon Capital into a REIT, and has no material assets or liabilities.

Our Business

Our primary business strategy is to manage and grow our portfolio of non-conforming residential mortgage loans, including sub-prime residential mortgage loans, to produce stable net interest and fee income. We will be able to produce stable net interest and fee income only if the portfolio size and level of prepayments are at expected rates and if defaults are stable. After the REIT conversion, our strategy will be to accumulate in our REIT or in qualified REIT subsidiaries a portfolio of non-conforming mortgage loans that we originate in our taxable REIT subsidiaries to produce stable net interest income and distributions to our shareholders. To comply with the quarterly assets tests applicable to REITs, we expect that, by the end of the fiscal quarter in which the REIT conversion is consummated, we will hold at least 80% of our assets through our REIT or one or more qualified REIT subsidiaries. In addition, we expect to conduct a portion of our business through our REIT or one or more qualified REIT subsidiaries in the future. However, following our election to be taxed as a REIT, initially, we will hold a significant portion of our assets, and conduct a substantial portion of our business, through one or more taxable REIT subsidiaries. We may also sell loans in our taxable REIT subsidiaries and generate origination fees and servicing income in those subsidiaries, enabling us to increase our capital by retaining the after tax income in those subsidiaries, subject to the limitations imposed by REIT tax rules. From time to time, we sell to non-affiliates second lien mortgages, which typically have higher risk and low coupon mortgages from time to time.

Our primary means of growing our portfolio is our three loan production business channels, which we call our retail, our wholesale, and our correspondent business channels. We refer to our wholesale, retail, and correspondent channels collectively as our “production channels.” Our fourth business channel is our servicing business channel through which we service the loans in the portfolio, as well as loans owned by third parties. We conduct our wholesale and our correspondent business channels, as well as secondary marketing, master servicing, and other administrative functions through Saxon Mortgage, Inc., and our retail business channel through America’s MoneyLine, Inc. We conduct our servicing business channel through Saxon Mortgage Services, Inc. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a complete discussion of our consolidated results as well as the results of our four business channels, which we present as segment results. Throughout our discussion of our business operations, words such as “we” and “our” are intended to include these operating subsidiaries and, for references to periods occurring prior to July 6, 2001, include our predecessor.

In our production channels, we originate, purchase, and securitize primarily non-conforming residential mortgage loans, including sub-prime residential mortgage loans. These loans are secured primarily by first mortgages. Our borrowers typically have limited credit histories, have high levels of consumer debt, or have experienced credit difficulties in the past. Mortgage loans to such borrowers are generally classified as “non-conforming” because they generally do not conform to or meet the underwriting guidelines of one or more of the government-sponsored entities. We originate and purchase loans on the basis of the borrower’s ability to repay the mortgage loan, the borrower’s historical pattern of debt repayment, and the appropriateness of the loan collateral including the amount of equity in the borrower’s property (as measured by the borrower’s loan-to-value ratio, or LTV). The interest rate and maximum loan amount are determined based upon our underwriting and risk-based pricing matrices. We have been originating and purchasing non-conforming mortgage loans since 1995 and believe the proprietary data that we have accumulated in our data warehouse is key to our ability to analyze the characteristics that drive loan performance.

At Saxon Mortgage, our wholesale channel originates or purchases loans through its network of approximately 4,000 independent brokers throughout the country. At America’s MoneyLine, our retail channel originates mortgage loans directly to borrowers through its retail branch network of 27 locations that have all required state licenses, including licensed loan officers, where applicable, and also uses direct mail and the Internet to originate loans. Our correspondent channel purchases mortgage loans from approximately 350 correspondent lenders following a complete re-underwriting of each mortgage loan. For the three months ended March 31, 2004 and 2003, we originated, purchased or called $778.7 million and $714.1 million, respectively, and securitized $647.7 million and $1.1 billion of residential mortgage loans, respectively. Called loans occur upon exercise of the clean-up call option by us, as servicer or master servicer, of the securitized pools of our predecessor for which Dominion Capital retained residual interests. A clean-up call option is an option to acquire all remaining mortgage loans, and any real estate owned, referred to as REO, in a securitized pool that arise at the time the aggregate unpaid scheduled principal balance of the loans declines to an amount that is less than

10% of the aggregate unpaid scheduled principal balance of the total pool at the time of securitization. In some cases the rights to exercise the call option, as well as the pool of called loans, may be owned by an unaffiliated third party. With respect to 2002, the clean-up call options in some instances were held by us and in others were held by Dominion Capital.

We intend to continue accessing the asset-backed securitization market to provide long-term financing for our mortgage loans. We generate earnings and cash flows primarily from the net interest income and fees that we earn from the mortgage loans we originate and purchase. We finance the loans initially under one of several different secured and committed warehouse-financing facilities on a recourse basis. These loans are subsequently financed using asset-backed securities issued through securitization trusts. See “—Securitization and Financing.” Prior to July 6, 2001, we structured our securitizations as sales, retaining certain residual interests and recognizing a one-time gain or loss under accounting principles generally accepted in the United States of America, or GAAP. Since July 6, 2001, we have structured our securitizations as financing transactions for financial reporting purposes. This accounting treatment more closely matches the recognition of income with the receipt of cash payments on the individual loans.

Once we originate or purchase a mortgage loan, Saxon Mortgage Services begins the process of performing the administrative services for the loan. These activities are called “servicing.” Saxon Mortgage Services applies servicing procedures we believe are diligent and proactive, which are designed to ensure that the loan is repaid in accordance with its terms.

Changes in Our Business as a Result of the REIT Conversion

We expect that we will continue to conduct our business operations after the REIT conversion substantially as they are currently conducted. We will continue to use our current mortgage loan underwriting guidelines, credit and pricing discipline, and loan servicing practices. Moreover, we will continue our current retail, wholesale, and correspondent loan production channels. We expect to make some changes to our business operations if we convert to a REIT, which are described below.

•	Loan origination, acquisition, and servicing. We may, in the future, decide to conduct some or all of our loan origination or servicing activities in our REIT or in qualified REIT subsidiaries.

•

Loan Sales. After the REIT conversion, we expect that all loans we intend to retain in our portfolio will be sold as soon as practicable after origination by Saxon Mortgage and America’s MoneyLine to Saxon REIT or one or more qualified REIT subsidiaries at arm’s-length, fair market value, requiring us to recognize taxable gain on such sales. In addition, all newly originated loans that we do not elect to retain in our portfolio will be sold by our taxable REIT subsidiaries in taxable sales. We will adopt a transfer pricing methodology of using our published rate sheets applicable to each loan in order to value all loans purchased by Saxon REIT or a qualified REIT subsidiary. Saxon REIT or a qualified REIT subsidiary will purchase loans from our taxable REIT subsidiaries at a price for each loan equal to the sum of (a) the published rate sheet price applicable to such loan, (b) an amount equal to the net cost to produce such loan,

(c) an amount equal to the expenses for all shared services and facilities with respect to production of such loan that are not included in clause (b), and (d) a profit margin amount we determine to be appropriate for an arm’s-length transaction of this nature.

•	Short-term financing. Saxon REIT or one or more qualified REIT subsidiaries may become a party to the new warehouse and repurchase facilities. Our new financing facilities will provide the capability both for our taxable REIT subsidiaries to fund their operations and for Saxon REIT or one or more qualified REIT subsidiaries to fund the purchase and accumulation of loans for securitization.

•	Long-term financing. Following the REIT conversion, we intend to structure most or all of our securitizations as non-REMIC financing transactions for federal income tax purposes, which will facilitate compliance with the REIT income and asset tests and allow us to defer recognition of any taxable gain associated with the securitized mortgage loans. We will have less flexibility in some respects in structuring our non-REMIC financing transactions than we had with our prior REMIC securitizations:

•	unlike in the case of a REMIC, all of the debt securities issued to investors in a non-REMIC securitization generally must have an investment-grade rating;

•	the equity interest in a non-REMIC securitization generally is less liquid than its REMIC analogue because it must be wholly-owned by a REIT or a qualified REIT subsidiary; and

•	we will have less flexibility in structuring “interest only” type securities in a non-REMIC securitization than in a REMIC.

•	Hedging. Following the REIT conversion, we expect to continue this hedging strategy; however, REIT qualification tests will limit the amount of income we can receive from financial derivatives in the REIT. As a result, we may be required to conduct some hedging activities through taxable REIT subsidiaries, which will subject the related hedging income to corporate income tax and, in some circumstances, may limit the effectiveness of our hedging strategy.

In addition, as part of the REIT conversion, we intend to raise additional capital, which we currently expect to be approximately $500 million, in a public offering. We expect to use the net proceeds from the public offering, after deducting underwriting discounts and commissions, financial advisory fees, and our estimated expenses of the REIT conversion, to retire a $25 million promissory note of Saxon Capital, unless (1) we renegotiate the note on terms favorable to us or (2) we have previously retired the note, to pay the cash component of the merger consideration, to purchase assets from Saxon Capital, and the remainder of the proceeds, if any, for working capital, including to repay a portion of the outstanding balances under our warehouse financing facilities. Earnings of our taxable REIT subsidiaries will be taxed and retained in the subsidiaries as retained earnings. To the extent that our taxable REIT subsidiaries do not dividend these retained earnings to us, these earnings will not be distributed as dividends to our shareholders. We anticipate that we will be able to grow shareholder equity through the retained earnings of our taxable REIT subsidiaries.

Industry Overview

The residential mortgage market is the largest consumer finance market in the United States. According to the MBAA’s website as of April 14, 2004, lenders in the United States originated over $3.8 trillion in single-family mortgage loans in 2003. 66% of the loan originations in 2003 were attributable to mortgage loan refinancings by customers taking advantage of the decline in interest rates during 2003. According to the MBAA website as of July 14, 2004, lenders in the United States are expected to originate $2.5 trillion in single-family mortgage loans in 2004. We believe that the projected decline is largely attributable to a reduction in refinancing of conforming loans as interest rates rise. We believe sub-prime borrowers are typically not solely motivated by fluctuations in interest rates; thus, we do not expect the same level of decline in the non-conforming market. We expect that borrowers who have credit card or installment debt will still be in the market for cash-out refinance loans as they strive to reduce their monthly payments by extending debt over a longer period of time to help increase their disposable income. We believe most of this activity will likely be within the sub-prime lending sector.

Generally, the industry is segmented by the size of the mortgage loans and the credit characteristics of the borrowers. Mortgage loans that conform to a government sponsored entity, such as the Federal National Mortgage Association, “Fannie Mae” or the Federal Home Loan Mortgage Corporation, “Freddie Mac,” which have guidelines for both size and credit characteristics, are called conforming mortgages. Our mortgage loans are considered non-conforming mortgages because of the size of the loans (generally referred to as jumbo mortgages), or the credit profiles of the borrowers (generally referred to as sub-prime mortgages), or both. We believe the non-conforming segment of the mortgage industry provides credit to a broad range of consumers who are underserved by the conforming mortgage market.

Business Strategy

After the REIT conversion, our strategy will be to accumulate in our REIT or in qualified REIT subsidiaries a portfolio of non-conforming mortgage loans that we originate in our taxable REIT subsidiaries to produce stable net interest income and distributions to our shareholders. To comply with the quarterly assets tests applicable to REITs, we expect that, by the end of the fiscal quarter in which the REIT conversion is consummated, we will hold at least 80% of our assets through Saxon REIT or one or more qualified REIT subsidiaries. We anticipate that prior to the end of that fiscal quarter, Saxon REIT or a qualified REIT subsidiary will purchase the stock or assets of Saxon Securities. Substantially all of the assets currently held by Saxon Securities are real estate assets for purposes of the quarterly asset tests applicable to REITs and substantially all of the income generated by those assets is treated as interest on obligations secured by mortgages on real property for purposes of the annual gross income tests applicable to REITs. We have not yet identified the other assets that will be owned by Saxon REIT or our qualified REIT subsidiaries. In addition, we expect to conduct a portion of our business through

Saxon REIT or one or more qualified REIT subsidiaries in the future. However, following our election to be taxed as a REIT, we initially will hold a significant portion of our assets, and conduct a substantial portion of our business, through one or more taxable REIT subsidiaries. In addition, we expect our new structure to afford us the flexibility to continue to originate, purchase, sell and service loans and conduct other mortgage banking activities through our taxable REIT subsidiaries. Although our taxable REIT subsidiaries will be subject to U.S. federal and state corporate income tax, we expect to increase our capital by retaining the after-tax income of those subsidiaries, subject to the limitations imposed by REIT tax rules.

Our primary business strategy is to manage and grow our portfolio of non-conforming mortgage loans that produce net interest and fee income. We believe we can achieve this goal by continuing and building upon our disciplined credit underwriting, proactive collections and customer service, and strong history of managing credit risk in the non-conforming mortgage market. Specifically, we intend to:

•	increase production volume across our origination platform by enhancing a targeted marketing strategy involving direct mail and telemarketing capabilities that will enable us to increase our competitive position by focusing on lower credit grade mortgages, including offering more credit score-based products in the future;

•	utilize aggregated historical loan performance information accumulated in our data warehouse to refine our risk based pricing strategies to help minimize our credit exposure while maximizing our expected return on investment;

•	increase the consistency of our loan performance by emphasizing high levels of borrower contact through our Life of the Loan Credit Risk Management strategy; and

•	continue investing in technology to support consistent credit decisions, loss mitigation efforts, and operating efficiencies, and to increase customer satisfaction by providing quick decision and service delivery.

Business Channels

Wholesale – Overview

Our wholesale channel purchases and originates non-conforming residential mortgage loans through relationships with various mortgage companies and mortgage brokers. We continue to increase the number of brokers with whom we have funded loans. During 2003, we funded loans with 2,118 brokers as compared to 2,012 brokers in 2002 and 1,872 brokers in 2001. We provide a variety of mortgage products to our brokers that allow them to better service their customers. Mortgage brokers identify applicants, help them complete loan application paperwork, gather required information and documents, and act as our liaison with the borrower during the lending process. We review and underwrite an application submitted by a broker, accept or reject the application, determine the range of interest rates and other loan terms and, upon acceptance by the borrower and satisfaction of all conditions to the loan, fund the loan. In some instances, brokers will close the loan using their sources of funds, and then sell us the closed loan after we underwrite it. By relying on brokers to market our products and assist the borrower throughout the loan application process, we can increase loan volume through the wholesale channel without increasing marketing, labor, and other overhead costs incurred in connection with retail loan production.

New brokers enter our wholesale network from various sources. Our account executives and our website are the main sources for new brokers. Brokers must meet various requirements and must complete the broker application package, provide evidence of a state license, articles of incorporation, financial statements, resumes of key personnel, and other information as needed. The wholesale channel’s management reviews this information to determine if the broker should be approved. When appropriate, the application may be reviewed and investigated by our Quality Control and Risk Management Department, or QC Department, before final approval.

Our on-going investment in technology has allowed us to provide our broker network with the ability to obtain on-line loan approvals and pricing in seconds. We believe the power and convenience of on-line loan approvals is a value added service that has and will continue to solidify our business relationships. In addition, our website provides our customers with loan status reports, product guidelines, loan pricing, interest rate locks, and many other added features. We expect to continue to adapt web-based technologies to enhance our one-on-one relationships with our customers.

During 2003, our wholesale channel implemented several initiatives focused on developing a solid sales organization, enhancing operational performance, increasing profitability and improving the technology related components of our business. In 2003, the following initiatives assisted in improving our overall financial performance:

•	Restructured our sales division from two regions (the East and West) to three regions (the East, Central and West) which allowed the management teams to better understand their marketplace and better serve their customers by lowering the management-to-sales and management-to-broker ratios for each region, resulting in enhanced customer relationships and increased market penetration.

•	Increased the training efforts of our sales division to increase production levels per account executive and to decrease turnover resulting in enhanced customer relationships and increased market penetration.

•	Increased our investment in sales and customer service training.

•	Completed several loan process enhancements to improve credit cycle times and reduce compliance related issues.

•	Launched a significantly enhanced web site to increase customer utilization and improve operational efficiencies.

In 2004, wholesale will continue implementation of our core initiatives to grow production, improve operating efficiencies and increase profitability. In 2004, management established the following initiatives for our wholesale business channel:

•	Expansion of our internal sales group, by adding approximately nine positions and funding such additions through ongoing operations, to increase market penetration and grow production while reducing the associated origination costs.

•	Increase usage of our automated underwriting system to reduce origination costs.

•	Revise our sales compensation plans to refocus our credit mix and improve profitability.

•	Enhance front-end fraud detection procedures to decrease risks associated with loan fraud.

Correspondent – Overview

We enter into loan purchase and sale agreements with mortgage bankers, banks, thrifts, and credit unions to sell non-conforming residential mortgage loans to us through our correspondent channel. Our correspondent lenders close their loans through their own financing. After the loans are closed, the correspondent sells them to us through either flow or bulk delivery. We had approximately 350 approved correspondent lenders as of March 31, 2004.

We seek to buy most of the loans we purchase from correspondent lenders on an individual flow basis. That is, we re-underwrite and review the collateral for each loan on an individual basis. We make most of our purchases of loans using the “flow-delivery” method. We also make bulk purchases of loans in which our correspondent lenders close the loans and hold them until they have a pool of loans ready to be sold at one time. We still re-underwrite each loan and review all collateral before purchasing under the bulk purchase method but, in the case of bulk purchases, the pool of loans is put up for bid by the correspondent and typically sold to the purchaser offering the highest price for the pool. We prefer the “flow-delivery” method to bulk purchasing because the flow-delivery method has had lower acquisition costs, and as a result has been more profitable than bulk purchasing. Acquisition costs in our correspondent channel consist primarily of the following:

•	the premiums that we pay to our correspondent customers for each loan; and

•	general and administrative costs, net of any fees that we receive from our correspondent customers.

We have found flow-delivery loans to be more profitable than loans purchased in bulk because, although our general and administrative costs are higher for flow-delivery loans than they are for bulk loans, the premiums we pay are lower because we negotiate directly with each correspondent with respect to each loan rather than bidding against other purchasers for a pool of loans and the fees that we receive are higher. The profitability of flow-delivery loans has been further enhanced compared to bulk-purchased loans by the lower relative levels of delinquency that we have experienced with flow-delivery compared with bulk-purchased loans, which we believe is attributable primarily to the greater degree of control that we have with respect to loan product mix, credit grade mix, loan origination process, and servicing transfer process compared to bulk-purchased loans. For the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002, and 2001, our correspondent flow loan volume accounted for 77%, 55%, 77%, 62%, and 39%, respectively, of our total correspondent channel loan production. Our 2003 flow volume exceeded our 2002 and 2001 volume by 84% and 97%, respectively, which was mainly attributable to the continued growth in our customer base and the strong refinance market that existed during 2003. We continue to focus our efforts on the more profitable flow portion of the business. We maintain capacity to underwrite, perform a funding/compliance review, and purchase bulk volume well in excess of our 2003 production.

New correspondent lenders become our customers from leads generated by our correspondent sales force. Our account executives and our website are the main sources for new correspondent lenders. Generally, to become one of our approved correspondent lenders, a correspondent must meet various requirements and must complete the seller application package, provide evidence of a state license, bank or thrift charter, financial statements, evidence of insurance and regulatory compliance, a copy of quality control procedures, resumes of key personnel, and other information as needed. Our QC Department reviews this information for final approval.

In 2003, our correspondent channel implemented the following initiatives that assisted in improving our overall financial performance:

•	Increased our online automated underwriting system usage.

•	Continued to streamline the funding process while broadening our flow customer base as we purchased loans from 182 different flow correspondent lenders during 2003 as compared to 179 in 2002 and 162 in 2001.

For 2004, management established the following key initiatives for our correspondent business channel:

•	Increase the number of funding customers by enhancing our compensation plans for our account executives and our volume incentive programs with our correspondent lenders.

•	Increase usage of our automated underwriting system to reduce origination costs.

•	Diversify our production by marketing our traditional non-conforming lending products.

•	Create new on-line/video customer training tools to better serve our customers with multiple branch locations.

•	Implement new automated functions to speed our delivery and to streamline our decision-making process.

•	Enhance front-end fraud detection procedures to decrease risks associated with loan fraud.

Retail – Overview

Our retail channel is operated by our wholly-owned subsidiary, America’s MoneyLine. We originate non-conforming mortgage loans directly to borrowers through America’s MoneyLine’s 27 branch offices that have all required state licenses. These branches are located in the following metropolitan areas: Phoenix, AZ; Foothill Ranch, CA; Walnut Creek, CA; Denver, CO; Milford, CT; Ft. Lauderdale, FL; Tampa, FL; Atlanta, GA; Oakbrook Terrace, IL; Indianapolis, IN; Merriam, KS; New Orleans, LA; Greenbelt, MD; Livonia, MI; Raleigh, NC; Omaha, NE; Cherry Hill, NJ; Buffalo, NY; Hauppauge, NY; Las Vegas, NV; Portland, OR; Pittsburgh, PA; Nashville, TN; Dallas, TX; Ft. Worth, TX (Retention Unit); Glen Allen, VA (Internet/Direct Unit); and Richmond, VA.

We interact with our borrowers through loan officers in our branch locations and direct-to-the-borrower tools such as the Internet, telemarketing, or direct mailings. As part of our efforts to manage credit risk, all loan underwriting, closing, funding, and shipping is managed centrally out of our headquarters in Glen Allen, VA. A typical retail branch consists of approximately eleven employees: a branch manager, eight loan officers, who are each properly licensed, where applicable, and two loan processors.

In 2003, our retail channel implemented the following initiatives:

•	Focused on achieving growth through new branch openings, system automation and the on-going development of our current staff. Sales training continues to focus heavily on customer referrals in order to establish branch customer bases as well as increase marketing efficiencies.

•	Focused on self-generated and customer-referred originations – we funded $196.2 million in loans from those sources, more than twice the amount funded in 2002.

•	Introduced several new applications to improve our loan origination and processing procedures.

•	Increased our marketing diversification efforts to include a greater emphasis on lower rated credit quality borrowers.

For 2004, management established the following key initiatives for our retail business channel:

•	Continue to improve our existing technology as well as implement new web-based applications for ordering property title reports and appraisals, and automated appraisal processes that will decrease our loan turn times.

•	Increase usage of our automated underwriting system to reduce origination costs.

•	Implement additional automation of our underwriting program for our customers and staff.

•	Expand our marketing capabilities beyond the internet-based lead sources that comprised the majority of our lead sources in 2003 to diversify our lead sources with increased telemarketing and direct mail-generated marketing.

•	Enhance front-end fraud detection procedures to decrease risks associated with loan fraud.

•	Diversify our production by marketing our traditional sub-prime lending products.

•	Reduce employee turnover.

We have no plans to open additional branch offices in 2004. We review the top 40 metropolitan statistical areas to identify our target markets based on the following initial statistics:

•	number of households;

•	homeownership rates;

•	home price ranges;

•	unemployment rates;

•	delinquency rates;

•	median household income; and

•	available equity.

In addition, we review competitors’ performance in those markets to identify strategic opportunities for growth. We also conduct a monthly review of our branch performance to determine the profitability levels of each branch.

Servicing - Overview

Once we originate or purchase a mortgage loan, our wholly-owned subsidiary, Saxon Mortgage Services, begins the process of servicing the loan, seeking to ensure that the loan is repaid in accordance with its terms. In addition to servicing mortgage loans that we originate or purchase, we service mortgage loans for other lenders and investors. For the three months ended March 31, 2004, we purchased the rights to service $569.3 million in mortgage loans. For the year ended December 31, 2003, we purchased the rights to service $3.3 billion in mortgage loans, which represented 33% of our total servicing portfolio at December 31, 2003. Our Life of the Loan Credit Risk Management strategy is applied to every loan in our servicing portfolio. The inherent risk of delinquency and loss associated with non-conforming loans requires active communication with our borrowers. Beginning with an introductory call made as soon as seven days following the origination or purchase of a mortgage loan, we attempt to establish a consistent payment relationship with the borrower. In addition, our call center uses a predictive dialer to create calling campaigns for delinquent loans based upon the borrower’s historical payment patterns and the borrower’s risk profile. Our technology delivers extensive data regarding the loan and the borrower to the desktop of the individual providing service. Contact with our borrower is tailored to reflect the borrower’s payment habit, loan risk profile, and loan status. Borrower contact is initiated through outbound telephone campaigns, monthly billing statements, and direct mail. Our website provides borrowers with access to account information and online payment alternatives.

In 2003, our servicing channel implemented the following initiatives:

•	Enhanced our relationship with our borrowers, by upgrading our servicing platform in 2003 by converting it to a Fiserv system. The Fiserv system provides us with greater processing efficiencies, as well as technology interfaces not available on our prior platform. This allows us to provide better service to our customers.

•	Increased our loss mitigation capabilities by implementing an online decision support system.

•	Launched an advanced customer service website delivering a full range of service and up-to-date information to our borrower’s desktop. Immediate access to information regarding the borrower’s situation and desktop delivery of this information to our employees within a decision support framework (the Fiserv system and our Default Resolution Plan system, or DRP system) remain critical to our success.

•	Established a customer relations department to insure compliance in handling customer issues and improve our response time.

•	Invested in technology for our payment processing department that not only allowed quicker processing of payments, but, more importantly, improved our ability to handle payment exceptions quickly—a key to successful non-conforming mortgage servicing.

•	Employee training was a key to the success of 2003, logging in over 10,000 hours of training in preparation of our servicing system conversion.

For 2004, management established the following key initiatives for our servicing channel:

•	Continued reinforcement of the business structure and training of our increased staff.

•	Establishing a “Best Practices” plan to continue our exceptional customer service levels.

•	Continuing to focus on productivity gains through process improvement and outsourcing non-essential areas.

Our goal is to provide the most efficient and economical solutions to the processes we manage in the servicing area. Outsourcing has allowed us to maintain our high quality of performance while reducing our costs and maintaining our expertise in these areas. We have in the past successfully outsourced areas including Tax tracking, Insurance tracking and Foreclosure and Bankruptcy tracking. In 2004, we continue to seek to outsource the document management area to improve on our time lines and document exception rates.

We intend to continue to develop our website to improve customer service and expand business-to-business initiatives to enhance performance in default and timeline management. We are now able to deliver online access to selected loan documents and an online interview guiding our borrower through alternatives to foreclosure.

Once an account becomes thirty days delinquent, the borrower receives a breach notice allowing thirty days, or more if required by applicable state law, to cure the default before the account is referred for foreclosure. The call center continues active collection campaigns and may offer the borrower relief through a forbearance plan designed to resolve the delinquency in ninety days or less.

Accounts moving from thirty days delinquent to sixty or more days delinquent are transferred to the Loss Mitigation department, which is supported by the predictive dialer, as well as the Fiserv system. The Loss Mitigation department continues to actively attempt to resolve the delinquency while our foreclosure department refers the file to local counsel to begin the foreclosure process.

The Fiserv system is our core servicing platform. It provides all the loan level detail and interacts with all of our supplemental products such as the dialer, pay-by-phone and website activity. The Fiserv system provides functionality that was not available with our prior systems, allowing us to retire proprietary systems supporting our Loss Mitigation, Foreclosure, and REO departments. Incorporating those automated processes while providing direct interfaces with service providers enhances our efficiency.

Delinquent accounts not resolved through collection and loss mitigation activities are foreclosed in accordance with state and local laws. Foreclosure timelines are managed through an outsourcing partner that uploads data into the loan servicing system. The Fiserv system schedules key dates throughout the foreclosure process, enhancing the outsourcer’s ability to monitor and manage foreclosure counsel. Properties acquired through foreclosure are transferred to the Real Estate Owned department to manage eviction and marketing of the properties.

Once the properties are vacant, they are listed with one of three national asset management firms that develop a marketing strategy designed to ensure the highest net recovery upon liquidation. The Real Estate Owned department monitors these asset managers. Property listings are reviewed monthly to ensure the properties are properly maintained and actively marketed.

See “Management’s Discussion and Analysis of Results of Operations and Financial Condition — Business Segment Results” for a further discussion of our wholesale, retail, correspondent, and servicing channels.

Underwriting

We originate and purchase loans in accordance with the underwriting criteria described below. The loans we originate and purchase generally do not meet conventional underwriting standards, such as the standards used by government-sponsored entities, such as Fannie Mae or Freddie Mac. As a result, our loan portfolios are likely to have higher delinquency and foreclosure rates than loan portfolios based on conventional underwriting criteria. We have established six classifications with respect to the credit profile of potential borrowers, and we assign a rating to each loan based on these classifications. Our underwriting guidelines are designed to help us evaluate a borrower’s credit history and capacity to repay the loan. Underwriting also determines the adequacy of the property that will secure the loan as collateral. In addition, we review credit scores derived from the application of one or more nationally recognized credit-scoring models. Based on our analysis of these factors, we will determine loan terms, including the interest rate and maximum LTV. We generally offer loans with higher interest rates and lower LTVs to borrowers that have less favorable credit histories than borrowers with more favorable credit histories, based upon our assessment of the loan’s risk or probability of default.

Our underwriting philosophy is to analyze the overall situation of the borrower and to take into account compensating factors that may be used to offset certain areas of weakness. Specific compensating factors include:

•	mortgage payment history;

•	disposable income;

•	employment stability;

•	number of years at residence;

•	LTV;

•	income documentation type; and

•	property type.

We underwrite each loan individually, even in instances where we purchase a group of mortgage loans in bulk. Our senior underwriting managers generally have a minimum of ten years of industry experience and report directly to the Executive Vice President in charge of the respective business channel, and directly to our Chief Credit Officer for credit policy matters. Reporting to each senior underwriting manager are supervisory underwriting managers who have substantial industry experience. Our underwriting managers conduct regular training sessions on emerging trends in production, as well as provide feedback from the monthly DRP and risk management meetings, which are held quarterly.

Our underwriting guidelines are determined by our credit committee, or referred to as the Credit Committee, which is composed of senior executives as well as members of senior management of each business channel. The Credit Committee meets frequently to review proposed changes to underwriting guidelines. To the extent an individual loan does not qualify for a loan program or credit grade, our underwriters can and will make recommendations for an approval of the loan by “underwriting exception.” Our business channels’ underwriting managers have final approval of underwriting exceptions. Loan exceptions are tracked in our data warehouse and performance of loans with and without exceptions are monitored and reported monthly to appropriate company officers.

We underwrite every loan we originate or purchase through our production channels. This means we thoroughly review the borrower’s credit history, income documents (except to the extent our stated income and limited documentation loan programs do not require income documentation), and appraisal for accuracy and completeness. We also use our automated credit decision system to provide pre-qualification decisions over the Internet. When using this system, the loan is still underwritten by one of our underwriters before funding. While we intend to seek to develop technology that will enhance our operating efficiencies, we will continue to use our staff to review income, transaction details, and appraisal documentation to ensure that the loan is underwritten in accordance with our guidelines.

Our underwriting standards are applied in accordance with applicable federal and state laws and regulations, and require a qualified appraisal of the mortgaged property conforming to Fannie Mae and Freddie Mac standards or in some cases an insured automated valuation. Each appraisal includes a market data analysis based on recent sales of comparable homes in the area and a replacement cost analysis based on the current cost of building a similar home. The appraisal may not be more than 180 days old on the day the loan is originated. In most instances, we require a second full appraisal for properties that have a value of more than $500,000.

We have three loan documentation programs:

•	Full Documentation—under this program, an underwriter reviews the borrower’s credit report, handwritten loan application, property appraisal, and the documents that are provided to verify employment and bank deposits, such as W-2s, pay stubs, and/or signed tax returns for the past two years. As of March 31, 2004, the full documentation program covered 72% of our loans.

•	Limited Documentation—loans under this program are made to self-employed borrowers; six months of personal and/or business bank statements are acceptable documentation of the borrower’s stated cash flow; LTVs over 80% require two years of personal bank statements. As of March 31, 2004, the limited documentation program covered 5% of our loans.

•	Stated Income—in this program, the borrower’s income as stated on the loan application must be reasonable for the related occupation, because the income is not independently verified. Our processors do, however, verify the existence of the business and employment; a self-employed borrower must have been in business for at least two years. As of March 31, 2004, the stated income documentation program covered 23% of our loans.

Our full documentation program requires the highest level of credit documentation of all of our programs and is typically selected by those borrowers that are able to meet those requirements. Our limited documentation program is typically selected by self-employed borrowers, who may have encountered difficulty qualifying for Fannie Mae and Freddie Mac loans due to the requirements for W-2 forms, pay stubs, and similar employment-related documentation requirements associated with such loans. Our stated income program is typically selected by borrowers who do not meet the requirements for independent verification of income associated with Fannie Mae and Freddie Mac loans. Both limited documentation and stated income program loans require specialized underwriting and involve higher degrees of risk; accordingly these loans generally have higher interest rates and lower LTVs than would be available to borrowers that meet the requirements of our full documentation program.

We may, from time to time, apply underwriting criteria that are either more stringent or more flexible depending on the economic conditions of a particular market.

As described below, we have three loan programs for first mortgages, several niche programs for first and second mortgages with 100% combined LTV, referred to as CLTV, and one program for second mortgages. The key distinguishing features of each program are the documentation required to obtain a loan, the LTV, and the credit scores necessary to qualify under a particular program. Nevertheless, each program uses maximum LTVs and loan amounts to mitigate risk. We apply our proprietary credit grading system only to non-conforming and sub-prime loans, many of which inherently carry greater risk than conforming and prime loans.

In addition, each of our loan products has a maximum CLTV amount, which is the maximum encumbrance allowed on a specific mortgaged property. We permit three general categories of second liens that may be subordinate to a Saxon Capital first lien. These are:

•	a second lien of ours;

•	an institutional lender’s second lien; or

•	a private second lien (including second liens retained by a seller of a mortgaged property).

The maximum CLTV varies based on occupancy type, documentation type, credit grade, LTV, credit score, and loan amount. Our “A” credit grade second lien program allows for a maximum CLTV of 100% for fully documented loans secured by owner-occupied properties to borrowers with a minimum credit score of 600. The credit scores range from 300 to 900. Subordinate financing behind our traditional first lien program will allow maximum CLTVs of up to 110% for fully documented loans with a reduced first lien LTV and institutional financing on owner-occupied properties. For all products, subordinate financing on “B,” “C” and “D” credit grade first liens must be from an institutional lender.

The key determinates of credit score are credit usage, payment history, credit report inquiries, the length of time borrowers have been managing credit and the number of accounts for such borrowers, and the type of institutions that have extended credit to such borrowers.

Generally, borrowers with a 600 credit score will have few isolated late payments, usually none more than 30 days. Their credit usage will normally be moderate to high and their history will contain bank references. Inquiries to the credit report will be moderate or limited to events such as car shopping or major purchase events.

Generally, a borrower with a 450 credit score will have many delinquent accounts. The borrower’s delinquencies will be severe, and include 90 day delinquent accounts, and charged off accounts in the last 12 months. These accounts will have exhibited this type of payment behavior over an extended period of time. Credit usage will be high or may have no accounts with available lines open. Inquiries will normally be excessive since as the score decreases lenders are not as willing to grant credit.

ScorePlus Underwriting Program. Our ScorePlus underwriting program is a product that we developed to provide a faster and simpler credit qualification process to those customers willing to forego the flexibility offered by our traditional underwriting program by limiting the basis for our underwriting decisions to the following five factors:

•	mortgage history;

•	credit score (in place of secondary credit review);

•	bankruptcy history;

•	foreclosure history; and

•	debt-to-income ratio.

These variables fit into parameters for maximum LTV and loan amount by occupancy, income documentation, and property type to assess rate and risk. This program is available for mortgage loans secured by properties of all occupancy types, and in all of our loan documentation programs. Because the ScorePlus underwriting decision is based solely on the five factors listed above, the underwriting process can be more extensively automated for those customers for whom speed of decision is the paramount need. The ScorePlus program involves a lesser degree of individualized examination of traditional underwriting factors (other than the five factors listed above). To compensate for this incremental credit risk, we have higher credit score and credit grade requirements in our ScorePlus program. Unlike our traditional underwriting program, ScorePlus does not offer the possibility of allowing reasoned exceptions to any of the underwriting decision factors. For borrowers unable to meet the ScorePlus requirements, we continue to offer traditional underwriting that allows us to examine the borrower’s specific circumstances and, where we can do so prudently and at an appropriately risk-adjusted price, extend credit based on reasoned exceptions.

We believe our ScorePlus program, which was introduced to the marketplace in January 2001, is one of our most successful products developed to date based on increased production of the aggregate dollar value of the loans funded under this program. For the year ended December 31, 2003, we generated $1.6 billion in loans through our ScorePlus program, or 55% of our total loan volume for 2003, as compared to $994 million, or 40% of total loan volume for the year ended December 31, 2002. We expect that ScorePlus’ percentage of our total production will continue to increase throughout 2004.

ScoreDirect Program. We introduced our ScoreDirect program in December of 2003 using the credit score as the determining factor in the credit decision. ScoreDirect is only offered as a full documentation product. In addition to credit score, the following factors are also considered.

•	bankruptcy history;

•	foreclosure history;

•	debt-to-income ratio; and

•	current mortgage delinquency.

ScoreDirect, like ScorePlus, does not offer the possibility of our allowing certain exceptions. For loans not meeting our ScoreDirect guidelines, we apply the traditional guidelines for possible qualification. As of March 31, 2004, the portion of our total loan volume represented by the ScoreDirect Program was 1.91%.

Second Liens. This credit score driven product, available for loans up to 100% CLTV, is concentrated on the home equity market and is available for loans secured by owner-occupied primary residences only and under our full documentation and stated income loan documentation programs. We typically sell the second liens that we originate or purchase. As of March 31, 2004, the portion of our total loan volume represented by second liens was 0.72%.

Quality Control

The primary focus of our QC Department is to ensure that all loans are underwritten in accordance with our underwriting guidelines. Our QC Department has a monthly process for reviewing and re-underwriting 10% to 12% of all loans funded. Using a statistical based sampling system, the QC Department selects certain funded loans for review, re-underwrites those loans, re-verifies the sources of income, re-verifies employment, and reviews the appraisals to ensure collateral values for the loans are supported by the appraisals. In addition, the QC Department selects loans before funding for re-underwriting based upon collateral and borrower characteristics as a further quality control to ensure that the loans tested are consistent with our guidelines. Any material findings noted during the QC Department’s monthly review are communicated to senior management immediately.

Our QC Department is also responsible for performing a fraud investigation on any loan which becomes delinquent on its first or second payment due date, as well as loans that go into default later in the loan’s life and which our Loss Mitigation department believes may contain borrower or seller misrepresentations. To the extent the QC Department’s review indicates that a loan contains material misrepresentations, the QC Department will make recommendations regarding the exercise of remedies available to us, including, where appropriate, requiring the originator to repurchase the loan from us and potentially civil litigation. In addition, the QC Department will advise our business channels on methods to avoid funding loans with similar issues in the future.

All findings of the QC Department are reported quarterly to members of senior management at risk management meetings. At these meetings, management analyzes the results of the monthly QC Department audits as well as performance trends and servicing issues. Based upon this meeting, further analysis is undertaken and recommendations may be made to the Credit Committee to modify underwriting guidelines or procedures.

Mortgage Loan Portfolio

Our net mortgage loan portfolio included on our consolidated balance sheet was $4.9 billion, $4.7 billion, and $3.6 billion at March 31, 2004, December 31, 2003, and December 31, 2002, respectively. We have generally seen consistent levels on our combined weighted average LTV, percentage of first mortgage owner occupied and mix of fixed rate and variable rate mortgage loan characteristics. We saw a decrease in our average loan balance and a slight increase in our weighted average median credit scores during the first quarter of 2004. During 2003, we saw an increase in our average loan balance and weighted average median credit scores due to efforts in our origination channels in 2002 and 2003 to originate higher balance loans with higher credit grades. We expect these changes to the composition of our portfolio to have a positive effect on the performance of our portfolio with a lower level of losses expected. We expect lower levels of impaired loans and losses in relation to the portfolio as a whole and this has led to a lower required allowance for loan loss as a percentage of the mortgage loan portfolio.

We also saw a decrease in the weighted average interest rate on our portfolio during the first quarter of 2004. This was primarily due to lower interest rates in the market. This decrease in interest rates has caused a decline in the gross yield that we earn on our mortgage portfolio. If we increase our lower credit quality production in 2004, and thereby increase our percentage of these loans in our portfolio mix, we may increase the weighted average interest rate on our portfolio and therefore positively impact net interest income, if managed properly. This will likely also lead to increased delinquencies and higher provisions for mortgage loan losses, due to lower credit quality of the borrowers.

Overview of Mortgage Loan Portfolio

	March 31, 2004 (1)	December 31, 2003 (1)	Variance
	(dollars in thousands)
Average principal balance per loan	$131	$133	(1.50)%
Combined weighted average initial LTV	78.43	78.16	0.35
Percentage of first mortgage loans owner occupied	95.30	95.04	0.27
Percentage with prepayment penalty	78.98	80.18	(1.50)
Weighted average median credit score (2)	611	610	1 point
Percentage fixed rate mortgages	38.56	37.75	2.15
Percentage adjustable rate mortgages	61.44	62.25	(1.30)
Weighted average interest rate:
Fixed rate mortgages	8.12	8.22	(1.22)
Adjustable rate mortgages	8.09	8.24	(1.82)
Gross margin – adjustable rate mortgages (3)	5.36	5.40	(0.74)

(1)	Excludes loans funded but not transmitted to the servicing system at March 31, 2004 and December 31, 2003 of $139.5 million and $78.8 million, respectively.

(2)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(3)	The gross margin is the amount added to the applicable index rate, subject to any rate caps and limits specified in the mortgage note, to determine the interest rate.

	December 31,
	2003(1)	2002(1)	Variance
	(dollars in thousands)
Average principal balance per loan	$133	$124	7.44%
Combined weighted average initial LTV	78.16	77.83	0.42
Percentage of first mortgage loans owner occupied	95.04	94.81	0.24
Percentage with prepayment penalty	80.18	82.71	(3.06)
Weighted average median credit score(2)	610	600	10 points
Percentage fixed rate mortgages	37.75	37.59	0.43
Percentage adjustable rate mortgages	62.25	62.41	(0.26)
Weighted average interest rate:
Fixed rate mortgages	8.22	9.07	(9.37)
Adjustable rate mortgages	8.24	9.11	(9.55)
Gross margin – adjustable rate mortgages(3)	5.40	5.62	(3.91)

(1)	Excludes loans funded but not transmitted to the servicing system at December 31, 2003 and 2002 of $78.8 million and $212.3 million, respectively.

(2)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(3)	The gross margin is the amount added to the applicable index rate, subject to any rate caps and limits specified in the mortgage note, to determine the interest rate.

Mortgage Loan Portfolio by Product Type

We originate and purchase both adjustable rate mortgages, or ARMs, and fixed rate mortgages, or FRMs. The majority of our FRMs are 30-year mortgages. Our ARM production is then divided into two categories: floating ARMs and hybrid ARMs. A floating ARM is a loan on which the interest rate adjusts throughout the life of the loan, either every 6 or every 12-months. A hybrid ARM is a loan on which the interest rate is fixed for the initial 24 to 60-months on the loan term, and thereafter adjusts either every 6 or every 12-months. All of our ARMs adjust with reference to a defined index rate.

The interest rate on ARMs once the initial rate period has lapsed is determined by adding the “gross margin” amount to the “index” rate. The index most commonly used in our loan programs is the one-month LIBOR. The gross margin is a predetermined percentage that, when added to the index, gives the borrower the rate that will eventually be due. It is common in the beginning stages of an ARM loan to allow the borrower to pay a rate lower than the rate that would be determined by adding the margin to the index. Over time, the rate adjusts upward so that the interest rate the borrower pays eventually takes into account the index plus the entire margin amount.

In general, our mix of ARMs and FRMs remained consistent during the first quarter of 2004. We have seen, however, a decrease in our 2-year hybrid loans and our 3 to 5-year hybrid loans, primarily due to the fact that we have experienced a significant increase in our adjustable interest only product. Because the mortgage loans tend to reach a higher level of prepayment at the reset date, we expect the average duration of our first quarter 2004 portfolio will be shorter than our 2003 portfolio. This may reduce our interest income in future periods.

The following table sets forth information about our mortgage loan portfolio based on product type as of March 31, 2004 and December 31, 2003.

	March 31, 2004(1)	December 31, 2003(1)	Variance
Floating adjustable rate mortgages and interest only hybrids	7.67%	2.83%	171.02%
2 year hybrids(2)	33.95	37.15	(8.61)
3 – 5 year hybrids(2)	19.82	22.27	(11.00)

Total adjustable rate mortgages(4)	61.44%	62.25%	(1.30)%

Fifteen year	3.90	3.93	(0.76)
Thirty year	23.04	23.44	(1.71)
Balloons, interest only, and other(3)	11.62	10.38	11.95

Total fixed rate mortgages(4)	38.56%	37.75%	2.15%

(1)	Excludes loans funded but not transmitted to the servicing system at March 31, 2004 and December 31, 2003 of $139.5 million and $78.8 million, respectively.

(2)	Hybrid loans are loans that have a fixed interest rate for 2 to 5 years and after that specified time period, become adjustable rate loans.

(3)	Balloon loans are loans with payments calculated according to a 30-year amortization schedule, but which require the entire unpaid principal and accrued interest to be paid in full on a specified date that is less than 30 years after origination.

(4)	The totals represent the percentage of the aggregate dollar amount of our loan portfolio.

The following table sets forth information about our mortgage loan portfolio based on product type as of December 31, 2003 and 2002.

	December 31,
	2003(1)	2002(1)	Variance
Floating adjustable rate mortgages and interest only hybrids	2.83%	1.24%	128.23%
2 year hybrids(2)	37.15	34.84	6.63
3 – 5 year hybrids(2)	22.27	26.33	(15.42)

Total adjustable rate mortgages(4)	62.25%	62.41%	(0.26)%

Fifteen year	3.93	4.07	(3.44)
Thirty year	23.44	21.58	8.62
Balloons, interest only, and other(3)	10.38	11.94	(13.07)

Total fixed rate mortgages(4)	37.75%	37.59%	0.43%

(1)	Excludes loans funded but not transmitted to the servicing system at December 31, 2003 and 2002 of $78.8 million and $212.3 million, respectively.

(2)	Hybrid loans are loans that have a fixed interest rate for 2 to 5 years and after that specified time period, become adjustable rate loans.

(3)	Balloon loans are loans with payments calculated according to a 30-year amortization schedule, but which require the entire unpaid principal and accrued interest to be paid in full on a specified date that is less than 30 years after origination.

(4)	The totals represent the percentage of the aggregate dollar amount of our loan portfolio.

Mortgage Loan Portfolio by Borrower Risk Classification

The following table sets forth information about our mortgage loan portfolio by borrower risk classification as of March 31, 2004 and December 31, 2003.

	March 31, 2004(1)	December 31, 2003(1)	Variance
A+ Credit Loans(2)
Percentage of portfolio	34.83%	35.64%	(2.27)%
Combined weighted average initial LTV	77.64%	77.12%	0.67%
Weighted average median credit score	668	667	1 point
Weighted average interest rate:
Fixed rate mortgages	7.25%	7.38%	(1.76)%
Adjustable rate mortgages	6.92%	7.01%	(1.28)%
Gross margin – adjustable rate mortgages	4.60%	4.62%	(0.43)%
A Credit Loans(2)
Percentage of portfolio	21.90%	22.03%	(0.59)%
Combined weighted average initial LTV	78.91%	78.91%	—
Weighted average median credit score	606	607	(1 point )
Weighted average interest rate:
Fixed rate mortgages	8.13%	8.20%	(0.85)%
Adjustable rate mortgages	7.58%	7.69%	(1.43)%
Gross margin – adjustable rate mortgages	5.00%	5.00%	—
A- Credit Loans(2)
Percentage of portfolio	27.35%	27.52%	(0.62)%
Combined weighted average initial LTV	80.70%	80.88%	(0.22)%
Weighted average median credit score	572	572	—
Weighted average interest rate:
Fixed rate mortgages	9.14%	9.18%	(0.44)%
Adjustable rate mortgages	8.57%	8.68%	(1.27)%
Gross margin – adjustable rate mortgages	5.70%	5.70%	—
B Credit Loans(2)
Percentage of portfolio	9.27%	9.69%	(4.33)%
Combined weighted average initial LTV	76.25%	76.44%	(0.25)%
Weighted average median credit score	549	549	—
Weighted average interest rate:
Fixed rate mortgages	10.15%	10.22%	(0.68)%
Adjustable rate mortgages	9.54%	9.64%	(1.04)%
Gross margin – adjustable rate mortgages	6.33%	6.36%	(0.47)%
C Credit Loans(2)
Percentage of portfolio	4.11%	4.43%	(7.22)%
Combined weighted average initial LTV	72.14%	72.16%	(0.03)%
Weighted average median credit score	535	534	1 point
Weighted average interest rate:
Fixed rate mortgages	11.31%	11.44%	(1.14)%
Adjustable rate mortgages	10.38%	10.54%	(1.52)%
Gross margin – adjustable rate mortgages	6.73%	6.78%	(0.74)%
D Credit Loans(2)
Percentage of portfolio	0.62%	0.66%	(6.06)%
Combined weighted average initial LTV	60.16%	60.29%	(0.22)%
Weighted average median credit score	537	536	1 point
Weighted average interest rate:
Fixed rate mortgages	11.97%	12.17%	(1.64)%
Adjustable rate mortgages	11.23%	11.29%	(0.53)%
Gross margin – adjustable rate mortgages	7.57%	7.67%	(1.30)%
ScoreDirect Loans(3)
Percentage of portfolio	1.92%	0.03%	6300.00%
Combined weighted average initial LTV	85.24%	90.33%	(5.63)%
Weighted average median credit score	644	620	24 points
Weighted average interest rate:
Fixed rate mortgages	6.76%	8.24%	(17.96)%
Adjustable rate mortgages	6.68%	6.87%	(2.77)%
Gross margin – adjustable rate mortgages	4.76%	5.07%	(6.11)%

(1)	Excludes loans funded but not transmitted to the servicing system at March 31, 2004 and December 31, 2003 of $139.5 million and $78.8 million, respectively.

(2)	The letter grade applied to each risk classification reflects our internal standards and does not necessarily correspond to classifications used by other mortgage lenders. We use our credit grades only for non-conforming and sub-prime loans, many of which inherently carry greater risk than conforming and prime loans carry.

(3)	ScoreDirect uses the credit score as the determining factor in the credit decision; and therefore, there is no credit grade associated with loans originated under this program. ScoreDirect was introduced in December 2003.

The following table sets forth information about our mortgage loan portfolio by borrower risk classification as of December 31, 2003 and 2002.

	December 31,
	2003(1)	2002(1)	Variance
A+ Credit Loans(2)
Percentage of portfolio	35.64%	25.09%	42.05%
Combined weighted average initial LTV	77.12%	76.65%	0.61%
Weighted average median credit score	667	664	3 points
Weighted average interest rate:
Fixed rate mortgages	7.38%	7.81%	(5.51)%
Adjustable rate mortgages	7.01%	7.72%	(9.20)%
Gross margin – adjustable rate mortgages	4.62%	4.74%	(2.53)%
A Credit Loans(2)
Percentage of portfolio	22.03%	22.61%	(2.57)%
Combined weighted average initial LTV	78.91%	77.49%	1.83%
Weighted average median credit score	607	613	(6 points )
Weighted average interest rate:
Fixed rate mortgages	8.20%	9.03%	(9.19)%
Adjustable rate mortgages	7.69%	8.34%	(7.79)%
Gross margin – adjustable rate mortgages	5.00%	5.04%	(0.79)%
A- Credit Loans(2)
Percentage of portfolio	27.52%	32.30%	(14.80)%
Combined weighted average initial LTV	80.88%	81.18%	(0.37)%
Weighted average median credit score	572	576	(4 points )
Weighted average interest rate:
Fixed rate mortgages	9.18%	9.82%	(6.52)%
Adjustable rate mortgages	8.68%	9.29%	(6.57)%
Gross margin – adjustable rate mortgages	5.70%	5.72%	(0.35)%
B Credit Loans(2)
Percentage of portfolio	9.69%	12.93%	(25.06)%
Combined weighted average initial LTV	76.44%	76.53%	(0.12)%
Weighted average median credit score	549	549	—
Weighted average interest rate:
Fixed rate mortgages	10.22%	10.77%	(5.11)%
Adjustable rate mortgages	9.64%	10.15%	(5.02)%
Gross margin – adjustable rate mortgages	6.36%	6.44%	(1.24)%
C Credit Loans(2)
Percentage of portfolio	4.43%	5.99%	(26.04)%
Combined weighted average initial LTV	72.16%	72.00%	0.22%
Weighted average median credit score	534	531	3 points
Weighted average interest rate:
Fixed rate mortgages	11.44%	12.02%	(4.83)%
Adjustable rate mortgages	10.54%	11.17%	(5.64)%
Gross margin – adjustable rate mortgages	6.78%	6.89%	(1.60)%
D Credit Loans(2)
Percentage of portfolio	0.66%	1.08%	(39.45)%
Combined weighted average initial LTV	60.29%	60.61%	(0.53)%
Weighted average median credit score	536	534	2 points
Weighted average interest rate:
Fixed rate mortgages	12.17%	12.86%	(5.37)%
Adjustable rate mortgages	11.29%	11.92%	(5.29)%
Gross margin – adjustable rate mortgages	7.67%	7.60%	0.92%
Score Direct Loans(3)
Percentage of portfolio	0.03%	—	—
Combined weighted average initial LTV	90.33%	—	—
Weighted average median credit score	620	—	—
Weighted average interest rate:
Fixed rate mortgages	8.24%	—	—
Adjustable rate mortgages	6.87%	—	—
Gross margin – adjustable rate mortgages	5.07	—	—

(1)	Excludes loans funded but not transmitted to the servicing system at December 31, 2003 and 2002 of $78.8 million and $212.3 million, respectively.

(2)	The letter grade applied to each risk classification reflects our internal standards and does not necessarily correspond to classifications used by other mortgage lenders. We use our credit grades only for non-conforming and sub-prime loans, many of which inherently carry greater risk than conforming and prime loans carry.

(3)	ScoreDirect uses the credit score as the determining factor in the credit decision; and therefore, there is no credit grade associated with loans originated under this program. ScoreDirect was introduced in December 2003.

During the first quarter of 2004, our loan originations continued to include a high percentage of A plus production, which has lowered the weighted average coupon on our portfolio. Since December 31, 2003, we have also seen an increase in our portfolio originated under our ScoreDirect program, which does not utilize credit grades. As a result, we experienced declines in our weighted average interest rates on our portfolio during the first quarter of 2004. In addition, we have experienced lower levels of delinquency on the portfolio because of a higher rated credit mix of mortgage loans. Because of this, we have seen lower levels of provision for loan losses when compared to our net interest income.

Mortgage Loan Portfolio by Income Documentation

Typically, we require income documentation that conforms to GSE requirements. We call this a full documentation mortgage loan. We also originate loans that require less income documentation through our limited documentation mortgage loan program, and we originate loans with no verification of income through our stated income mortgage loan program. In general, the risk of loss on the mortgage loan increases as less income documentation is required during the origination process.

We saw very little change in our mortgage loan documentation at March 31, 2004 as compared to December 31, 2003. We expect that the percentage of stated income will rise in future periods as we originate a higher level of ScorePlus mortgage loans. The ScorePlus program will have weighted average interest rates that vary by credit quality, LTV and documentation type. The sub-prime originations in ScorePlus carry a higher weighted average interest rate than the prime products. The stated income documentation type carries a higher weighted average interest rate than the full documentation type.

The following table sets forth information about our mortgage loan portfolio based on income documentation as of March 31, 2004 and December 31, 2003.

	March 31, 2004(1)		December 31, 2003(1)
Income documentation	% of Production	Weighted Average Median Credit Score	% of Production	Weighted Average Median Credit Score	% of Production Variance	Weighted Average Median Credit Score Variance
Full documentation	72.09%	603	72.25%	602	(0.22)%	1 point
Limited documentation	5.08	617	5.06	626	0.40	(9 points	)
Stated income	22.83	633	22.69	632	0.62	1 point

(1)	Excludes funded but not transmitted to the servicing system at March 31, 2004 and December 31, 2003 of $139.5 million and $78.8 million, respectively.

The following table sets forth information about our mortgage loan portfolio based on income documentation as of December 31, 2003 and 2002.

	December 31,
	2003(1)		2002(1)
Income documentation	% of Production	Weighted Average Median Credit Score	% of Production	Weighted Average Median Credit Score	% of Production Variance	Weighted Average Median Credit Score Variance
Full documentation	72.25%	602	75.86%	596	(4.76)%	6 points
Limited documentation	5.06	626	5.90	619	(14.24)	7 points
Stated income	22.69	632	18.24	612	24.40	20 points

(1)	Excludes loans funded but not transmitted to the servicing system at December 31, 2003 and 2002 of $78.8 million and $212.3 million, respectively.

Mortgage Loan Portfolio by Borrower Purpose

We saw very little change in the mix of borrower purpose within our portfolio during the first quarter of 2004. We anticipate the percentage of our cash-out refinance mortgage loan portfolio may increase in the future as a result of increased interest rates and our strategically focused marketing efforts. We expect that borrowers who have credit card or installment debt will still be in the market for cash-out refinance loans as they strive to reduce their monthly payments by extending debt over a longer period of time to help increase their disposable income. We believe most of this activity will likely be within the sub-prime lending sector. The following table sets forth information about our mortgage loan portfolio based on borrower purpose as of March 31, 2004 and December 31, 2003.

Borrower Purpose	March 31, 2004(1)	December 31, 2003(1)	Variance
Cash-out refinance	68.90%	69.23%	(0.48)%
Purchase	21.19	21.25	(0.28)
Rate or term refinance	9.91	9.52	4.10
Total	100.00%	100.00%

(1)	Excludes loans funded but not transmitted to the servicing system at March 31, 2004 and December 31, 2003 of $139.5 million and $78.8 million, respectively.

The following table sets forth information about our mortgage loan portfolio based on borrower purpose as of December 31, 2003 and 2002.

	December 31,
Borrower Purpose	2003(1)	2002(1)	Variance
Cash-out refinance	69.23%	69.58%	(0.50)%
Purchase	21.25	21.05	0.95
Rate or term refinance	9.52	9.37	1.60

Total	100.00%	100.00%

(1)	Excludes loans funded but not transmitted to the servicing system at December 31, 2003 and 2002 of $78.8 million and $212.3 million, respectively.

Mortgage Loan Portfolio Based Upon the Borrower’s Credit Score

We saw an increase in the mix of weighted average credit scores during the first quarter of 2004, which we determine based on the median of FICO, Empirica, and Beacon credit scores. At March 31, 2004, 55% of our portfolio had credit scores greater than or equal to 601 compared to 54% at December 31, 2003. With this increase in credit scores, we experienced better performance in our loan portfolio, which led to fewer delinquencies and losses, positively impacting our provision for mortgage loan losses and ultimately our net income. The increase in credit scores has also resulted in a lower weighted average interest rate and lower net interest margin.

The following table sets forth information about our mortgage loan portfolio based on the borrower’s credit score as of March 31, 2004 and December 31, 2003.

Weighted Average Median Credit Score	March 31, 2004(1)	December 31, 2003(1)	Variance
>700	8.45%	8.22%	2.80%
700 to 651	17.67%	17.12%	3.21%
650 to 601	28.57%	28.43%	0.49%
600 to 551	24.81%	25.08%	(1.08)%
550 to 501	18.16%	18.76%	(3.20)%
≤ 500	1.63%	1.49%	9.40%
Unavailable	0.71%	0.90%	(21.11)%
Weighted Average Median Credit Score(2)	611	610	1 point

(1)	Excludes loans funded but not transmitted to the servicing system at March 31, 2004 and December 31, 2003 of $139.5 million and $78.8 million, respectively.

(2)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

The following table sets forth information about our mortgage loan portfolio based on the borrower’s credit score as of December 31, 2003 and 2002.

	December 31,
Weighted Average Median Credit Score	2003 (1)	2002 (1)	Variance
>700	8.22%	6.68%	23.05%
700 to 651	17.12%	13.26%	29.11%
650 to 601	28.43%	27.00%	5.30%
600 to 551	25.08%	26.92%	(6.84)%
550 to 501	18.76%	21.40%	(12.34)%
≤ 500	1.49%	2.84%	(47.54)%
Unavailable	0.90%	1.90%	(52.63)%
Weighted average median credit score (2)	610	600	10 points

(1)	Excludes loans funded but not transmitted to the servicing system at December 31, 2003 and 2002 of $78.8 million and $212.3 million, respectively.

(2)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

Mortgage Loan Portfolio Geographic Distribution

We saw very little shift in the concentration of our geographic distribution during the first quarter of 2004 and between 2003 and 2002. We do not expect our portfolio mix to change from the distribution we had at March 31, 2004. We analyze our portfolio for economic trends from both a macro and a micro level to determine if we have any credit loss exposure within a specific geographic region. We group the states in the United States by region as follows:

The following table sets forth the percentage of our mortgage loan portfolio by region as of March 31, 2004 and December 31, 2003.

	March 31, 2004 (1)	December 31, 2003 (1)	Variance
South	28.88%	28.38%	1.76%
California	21.78	22.46	(3.03)
Mid Atlantic	13.65	13.53	0.89
Midwest	13.50	13.61	(0.81)
West	9.34	9.22	1.30
Southwest	8.11	7.94	2.14
New England	4.74	4.86	(2.47)

Total	100.00%	100.00%

(1)	Excludes loans funded but not transmitted to the servicing system at March 31, 2004 and December 31, 2003 of $139.5 million and $78.8 million, respectively.

The following table sets forth the percentage of our mortgage loan portfolio by region as of December 31, 2003 and 2002.

	December 31,
	2003(1)	2002(1)	Variance
South	28.38%	28.02%	1.28%
California	22.46	23.01	(2.39)
Midwest	13.61	15.08	(9.75)
Mid Atlantic	13.53	12.74	6.20
West	9.22	9.00	2.44
Southwest	7.94	8.15	(2.58)
New England	4.86	4.00	21.50

Total	100.00%	100.00%

(1)	Excludes loans funded but not transmitted to the servicing system at December 31, 2003 and 2002 of $78.8 million and $212.3 million, respectively.

Securitized Mortgage Loan Coupon and Prepayment Penalty Coverage

Our weighted average coupon, or WAC, on our respective securitizations has declined with each securitization from Saxon Asset Securities Trust, or SAST, 2001-2 to 2004-1 due to the declining interest rate environment over that period and our strategic shift in originating higher credit grade mortgage loans over that period. The current loan balance as a percentage of original loan balance has declined from December 31, 2003 through the first quarter of 2004 as our customers either prepay or paydown the mortgage loans by making the regular contractual principal payments.

The following tables set forth information about our securitized mortgage loan portfolio at March 31, 2004, December 31, 2003 and December 31, 2002.

	Issue Date	Original Loan Principal Balance	Current Loan Principal Balance	Percentage of Original Remaining	WAC Fixed	WAC Arm
		(dollars in thousands)
March 31, 2004
SAST 2001-2	8/2/2001	$650,410	$228,281	35%	9.50%	9.84%
SAST 2001-3	10/11/2001	699,999	234,869	34	10.04	9.67
SAST 2002-1	3/14/2002	899,995	387,760	43	8.92	9.13
SAST 2002-2	7/10/2002	605,000	314,741	52	8.83	9.10
SAST 2002-3	11/8/2002	999,999	608,182	61	8.40	8.35
SAST 2003-1	3/6/2003	749,996	560,933	75	7.53	8.07
SAST 2003-2	5/29/2003	599,989	505,448	84	7.37	7.49
SAST 2003-3	9/16/2003	1,000,000	925,604	93	7.31	7.58
SAST 2004-1 (1)	2/19/2004	647,714	638,267	99	7.49	7.51
December 31, 2003
SAST 2001-2	8/2/2001	$650,410	$252,627	39%	9.54%	9.86%
SAST 2001-3	10/11/2001	699,999	275,915	39	10.02	9.65
SAST 2002-1	3/14/2002	899,995	449,616	50	8.93	9.21
SAST 2002-2	7/10/2002	605,000	353,607	58	8.88	9.08
SAST 2002-3(2)	11/8/2002	999,999	698,704	70	8.43	8.38
SAST 2003-1	3/6/2003	749,996	626,089	83	7.57	8.06
SAST 2003-2	5/29/2003	599,989	546,274	91	7.39	7.53
SAST 2003-3	9/16/2003	1,000,000	977,656	98	7.33	7.59
December 31, 2002
SAST 2001-2	8/2/2001	$650,410	$449,230	69%	9.62%	9.98%
SAST 2001-3	10/11/2001	699,999	512,750	73	9.99	9.68
SAST 2002-1	3/14/2002	899,995	768,237	85	8.95	9.25
SAST 2002-2	7/10/2002	605,000	570,599	94	8.90	9.07
SAST 2002-3	11/8/2002	699,818	692,255	99	8.60	8.57

(1)	The original loan principal balance for SAST 2004-1 will increase to $1.1 billion during the second quarter of 2004 when the final prefunding is expected to occur.

(2)	The original loan principal balance increased from December 31, 2002 due to the final prefunding of this securitization occurring in the first quarter of 2003.

		Percent with Prepayment Penalty	12 Month Constant Prepayment Rate (Annual Percent)		Life-to-date Constant Prepayment Rate (Annual Percent)
	Issue Date		Fixed	Arm	Fixed	Arm
March 31, 2004
SAST 2001-2	8/2/2001	70.04%	37.67%	50.86%	28.16%	38.67%
SAST 2001-3	10/11/2001	65.82	42.07	50.94	33.76	39.80
SAST 2002-1	3/14/2002	70.23	37.97	47.17	30.25	37.63
SAST 2002-2	7/10/2002	76.18	38.43	41.89	30.77	34.09
SAST 2002-3	11/8/2002	73.22	31.69	37.91	26.65	31.84
SAST 2003-1	3/6/2003	73.32	—	—	18.41	28.64
SAST 2003-2	5/29/2003	72.49	—	—	14.26	22.31
SAST 2003-3	9/16/2003	59.44	—	—	6.96	17.00
SAST 2004-1	2/19/2004	53.43	—	—	—	—
December 31, 2003
SAST 2001-2	8/2/2001	69.24%	38.26%	49.86%	28.29%	38.37%
SAST 2001-3	10/11/2001	64.44	40.07	48.25	32.74	38.42
SAST 2002-1	3/14/2002	77.07	37.23	43.23	29.53	35.54
SAST 2002-2	7/10/2002	75.02	35.44	38.37	30.41	33.23
SAST 2002-3	11/8/2002	72.83	27.58	33.32	22.68	29.20
SAST 2003-1	3/6/2003	74.53	—	—	14.33	24.83
SAST 2003-2	5/29/2003	71.72	—	—	12.21	18.11
SAST 2003-3	9/16/2003	58.57	—	—	4.79	8.84
December 31, 2002
SAST 2001-2	8/2/2001	80.11%	23.47%	32.48%	19.75%	28.06%
SAST 2001-3	10/11/2001	80.46	24.23	25.97	24.49	26.72
SAST 2002-1	3/14/2002	75.66	—	—	16.16	21.98
SAST 2002-2	7/10/2002	72.91	—	—	12.80	15.08
SAST 2002-3	11/8/2002	70.07	—	—	8.65	4.32

We experienced slower prepayments of our mortgage loans during the first quarter of 2004 as compared to the fourth quarter of 2003, but we experienced faster prepayments of our mortgage loans in 2002 and 2003 due to the declining interest rate environment. This caused us to record lower interest income in 2003 than would have been expected. However, a substantial portion of our loans contain prepayment penalties. Borrowers who accept the prepayment penalty receive a lower interest rate on their mortgage loan. Borrowers always retain the right to refinance their loan, but may have to pay a charge of up to six-months interest on 80% of the remaining principal when prepaying their loans. If the mortgage loan prepays within the prepayment penalty coverage period, we will record revenue from collection of a prepayment penalty. We report prepayment penalties we collect in interest income. In addition, if a loan prepays we fully expense any related deferred costs for that loan upon prepayment. We reflect the amortization of deferred costs in interest income.

We expect that prepayment speeds will slow in future periods if market interest rates increase. If this occurs, we expect to see our current balance, as a percentage of original balance not decline as quickly as we saw in the first quarter of 2004 and in 2003. This event would positively impact interest income; however, we would also anticipate a decrease in the prepayment income we receive in a rising interest rate environment.

Mortgage Loan Production

Overview

Our subsidiaries originate or purchase mortgage loans through our three separate production channels, wholesale, correspondent, and retail. Having three production channels allows us to diversify our production without becoming reliant on any one particular segment of the mortgage loan market. Mortgage loan production was $778.7 million for the three months ended March 31, 2004, which represents a 9% increase over our three months ended March 31, 2003 production of $714.1 million. Of the total mortgage loan production of $778.7 million during the first quarter of 2004, wholesale comprised 39%, correspondent comprised 18%, and retail comprised 25%, with the remaining 18%, or $136.3 million, representing called loans purchased from previously securitized off-balance sheet pools during the quarter. We retain the option as master servicer to call loans once the balance is below 10% of the original balance of the securitization. We routinely review the financial consequences of calling loans, and it is frequently to our advantage to do so since the loans that we place into our portfolio are performing assets. There were no loans called in the first quarter of 2003.

We saw a decrease in our average loan balance and an increase in our weighted average median credit scores during the first quarter of 2004. The decrease in our average loan balance was attributable to the loans we called during the first quarter of 2004 having a much lower average balance than new production since these loans are six to seven years old. We also saw a decrease in the weighted average interest rate on our adjustable rate production during the first quarter of 2004, which was attributable to our higher credit quality loan production as well as lower interest rates in the market. Our weighted average fixed interest rate increased to 8.15% for the first quarter of 2004, from 7.91% for the first quarter of 2003 primarily due to our called loans having higher weighted average coupon rates than new production. The percentage of our production with prepayment penalties decreased to 59% in the first quarter of 2004 from 78% in the first quarter of 2003, primarily as a result of the seasoned portfolio of called loans we acquired during the first quarter of 2004 having no prepayment penalties in effect. Further discussion of each channel’s mortgage loan production can be found in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Business Segment Results.”

The following table sets forth selected information about our total loan production and purchases for the three months ended March 31, 2004 and 2003.

	For the Three Months Ended March 31,
	2004(1)	2003	Variance
	(dollars in thousands)
Loan production	$778,734	$714,104	9.05%
Average principal balance per loan	123	145	(15.17)
Number of loans originated	6,356	4,925	29.06
Combined weighted average initial LTV	80.07	79.50	0.72
Percentage of first mortgage loans owner occupied	92.88	93.62	(0.79)
Percentage with prepayment penalty	59.00	77.97	(24.33)
Weighted average median credit score(2)	618	612	6 points
Percentage fixed rate mortgages	44.02	37.92	16.09
Percentage adjustable rate mortgages	55.98	62.08	(9.83)
Weighted average interest rate:
Fixed rate mortgages	8.15	7.91	3.03
Adjustable rate mortgages	7.23	7.97	(9.28)
Gross margin – adjustable rate mortgages(3)	5.24	5.56	(5.76)

(1)	Amounts for 2004 include $136.3 million in called loans.

(2)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(3)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table highlights the net cost to produce loans for our total loan production and purchases for the three months ended March 31, 2004 and 2003.

	For the Three Months Ended March 31,
	2004			2003
	Incurred	Deferred (1)	Recognized	Incurred	Deferred (1)	Recognized
Fees collected (2) (3)	(93)	93	—	(75)	75	—
General and administrative production costs (2)(3)(4)(5)	332	(111)	221	272	(78)	194
Premium paid (2)(3)(5)	115	(115)	—	157	(157)	—

Net cost to produce (2)(3)(5)	354	(133)	221	354	(160)	194

Net cost per loan (dollars in thousands) (5)	$5.2			$5.2

(1)	We defer nonrefundable fees and certain direct costs associated with originating a loan.

(2)	Excludes costs related to purchases from pre-divestiture securitizations pursuant to clean-up call provisions of the securitization trusts.

(3)	In basis points.

(4)	The incurred column excludes corporate overhead costs of 147 and 117 basis points, respectively, and includes depreciation expense.

(5)	Loan production figures used in this calculation are net of called loans.

Our net cost to produce remained constant at 354 basis points for the three months ended March 31, 2004 and for the three months ended March 31, 2003. During the first quarter of 2004, we collected higher fees; however, since the first quarter of 2003, we have also incurred higher general and administrative expenses. Our higher general and administrative costs are mainly due to opening additional retail branches and the deployment and training relating to new information technology. A detailed discussion of our cost to produce by segment is discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Business Segment Results.”

The following table sets forth selected information about our total loan production and purchases for the years ended December 31, 2003, 2002, and 2001.

	For the Year Ended December 31,
	2003	2002(1)	2001	Variance 2001 -2003
	(dollars in thousands)
Loan production	$2,842,942	$2,484,074	$2,333,236	21.85%
Average principal balance per loan	144	130	112	28.57
Number of loans originated	19,700	19,108	20,832	(5.43)
Combined weighted average initial LTV	79.57	78.59	77.50	2.67
Percentage of first mortgage loans owner occupied	92.47	93.85	95.54	(3.21)
Percentage with prepayment penalty	73.45	77.64	83.46	(11.99)
Weighted average median credit score(2)	618	606	593	25 points
Percentage fixed rate mortgages	35.89	36.00	46.45	(22.73)
Percentage adjustable rate mortgages	64.11	64.00	53.55	19.72
Weighted average interest rate:
Fixed rate mortgages	7.86	8.78	9.85	(20.20)
Adjustable rate mortgages	7.65	8.80	9.93	(22.96)
Gross margin – adjustable rate mortgages(3)	5.23	5.56	5.88	(11.05)

(1)	Amounts for 2002 include $188.6 million in called loans.

(2)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(3)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table highlights the net cost to produce loans for our total loan production and purchases for the years ended December 31, 2003, 2002, and 2001.

	For the Year Ended December 31,
	2003			2002			2001
	Incurred	Deferred (1)	Recognized	Incurred	Deferred (1)	Recognized	Incurred	Deferred (1)	Recognized
Fees collected (2) (3)	(76)	76	—	(90)	90	—	(69)	69	—
General and administrative production costs (2)(3)(4)	281	(86)	195	287	(87)	200	221	(72)	149
Premium paid (2)(3)	130	(130)	—	126	(126)	—	171	(171)	—

Net cost to produce (2)(3)	335	(140)	195	323	(123)	$200	323	(174)	149

Net cost per loan (dollars in thousands)	$4.8			$4.4			$3.6

(1)	We defer nonrefundable fees and certain direct costs associated with originating a loan.

(2)	Excludes costs related to purchases from pre-divestiture securitizations pursuant to clean-up call provisions of the securitization trusts.

(3)	In basis points.

(4)	The incurred column excludes corporate overhead costs of 130, 107, and 80 basis points, respectively, and includes depreciation expense. Loan production figures used in this calculation are net of called loans.

Loan Production by Product Type

We saw a decrease in our hybrid loan production and an increase in both our fixed mortgage production and our floating adjustable rate mortgages and interest only production in the first quarter of 2004 as compared to the first quarter of 2003. The decrease in our hybrid loan production was mainly attributable to the introduction of our adjustable rate interest only product. During the first quarter of 2004, 18% of our production was adjustable rate interest only mortgages, compared to none in the first quarter of 2003. 81% of our called loan production during the first quarter of 2004 were fixed rate mortgages, which is the primary factor contributing to the increase in our fixed mortgage production quarter to quarter. The following table shows the composition of our loan production based on product type for the three months ended March 31, 2004 and 2003.

	For the Three Months Ended March 31,
	2004(1)	2003	Variance
Floating adjustable rate mortgages and interest only hybrids	18.81%	0.09%	20800.00%
2 year hybrids(2)	28.08	44.57	(37.00)
3 –5 year hybrids(2)	9.09	17.42	(47.82)

Total adjustable rate mortgages	55.98%	62.08%	(9.83)%

Fifteen year	4.30	3.84	11.98
Thirty year	27.81	23.82	16.75
Balloons, interest only and other(3)	11.91	10.26	16.08

Total fixed rate mortgages	44.02%	37.92%	16.09%

(1)	Includes all called loans.

(2)	Hybrid loans are loans that have a fixed interest rate for 2 to 5 years and after that specified time period, become adjustable rate loans.

(3)	Balloon loans are loans with payments calculated according to a 30-year amortization schedule, but which require the entire unpaid principal and accrued interest to be paid in full on a specified date that is less than 30 years after origination.

The following table shows the composition of our loan production based on product type for the years ended December 31, 2003, 2002, and 2001.

	For the Year Ended December 31,
	2003	2002 (1)	2001	Variance 2001 -2003
Floating adjustable rate mortgages and interest only hybrids	5.47%	2.06%	0.05%	10840.00%
2 year hybrids (2)	40.01	35.67	31.57	26.73
3 –5 year hybrids (2)	18.63	26.27	21.93	(15.05)

Total adjustable rate mortgages	64.11%	64.00%	53.55%	19.72%

Fifteen year	3.28	4.52	4.22	(22.27)
Thirty year	21.70	22.55	20.43	6.22
Balloons, interest only and other (3)	10.91	8.93	21.80	(49.95)

Total fixed rate mortgages	35.89%	36.00%	46.45%	(22.73)%

(1)	Includes all called loans.

(2)	Hybrid loans are loans that have a fixed interest rate for 2 to 5 years and after that specified time period, become adjustable rate loans.

(3)	Balloon loans are loans with payments calculated according to a 30-year amortization schedule, but which require the entire unpaid principal and accrued interest to be paid in full on a specified date that is less than 30 years after origination.

Loan Production by Borrower Risk Classification

The following table shows the composition of our loan production by borrower risk classification for the three months ended March 31, 2004 and 2003.

	For the Three Months Ended March 31,		Variance
	2004(1)	2003
A+ Credit Loans(2)
Percentage of total purchases and originations	27.82%	40.53%	(31.36)%
Combined weighted average initial LTV	80.55%	80.07%	0.60%
Weighted average median credit score	671	665	6 points
Weighted average interest rate:
Fixed rate mortgages	7.60%	7.59%	0.13%
Adjustable rate mortgages	6.30%	6.93%	(9.09)%
Gross margin – adjustable rate mortgages	4.52%	4.79%	(5.64)%
A Credit Loans(2)
Percentage of total purchases and originations	20.38%	21.26%	(4.14)%
Combined weighted average initial LTV	79.31%	79.33%	(0.03)%
Weighted average median credit score	613	602	11 points
Weighted average interest rate:
Fixed rate mortgages	8.02%	7.71%	4.02%
Adjustable rate mortgages	6.93%	7.53%	(7.97)%
Gross margin – adjustable rate mortgages	5.06%	5.22%	(3.07)%
A- Credit Loans(2)
Percentage of total purchases and originations	26.86%	25.48%	5.42%
Combined weighted average initial LTV	79.84%	81.04%	(1.48)%
Weighted average median credit score	579	568	11 points
Weighted average interest rate:
Fixed rate mortgages	9.05%	8.60%	5.23%
Adjustable rate mortgages	7.88%	8.51%	(7.40)%
Gross margin – adjustable rate mortgages	5.72%	6.03%	(5.14)%
B Credit Loans(2)
Percentage of total purchases and originations	7.24%	8.36%	(13.40)%
Combined weighted average initial LTV	75.61%	76.81%	(1.56)%
Weighted average median credit score	555	549	6 points
Weighted average interest rate:
Fixed rate mortgages	9.84%	9.31%	5.69%
Adjustable rate mortgages	8.59%	9.24%	(7.03)%
Gross margin – adjustable rate mortgages	6.27%	6.47%	(3.09)%
C Credit Loans(2)
Percentage of total purchases and originations	3.21%	4.01%	(19.95)%
Combined weighted average initial LTV	71.93%	72.15%	(0.30)%
Weighted average median credit score	540	534	6 points
Weighted average interest rate:
Fixed rate mortgages	10.71%	10.31%	3.88%
Adjustable rate mortgages	9.27%	9.87%	(6.08)%
Gross margin – adjustable rate mortgages	6.59%	6.68%	(1.35)%
D Credit Loans(2)
Percentage of total purchases and originations	0.59%	0.36%	63.89%
Combined weighted average initial LTV	61.14%	60.68%	0.76%
Weighted average median credit score	550	552	8 points
Weighted average interest rate:
Fixed rate mortgages	11.35%	11.38%	(0.26)%
Adjustable rate mortgages	10.63%	9.97%	6.62%
Gross margin – adjustable rate mortgages	7.41%	7.29%	1.65%
ScoreDirect Loans(3)
Percentage of total purchases and originations	13.90%	—	—
Combined weighted average initial LTV	85.66%	—	—
Weighted average median credit score	647	—	—
Weighted average interest rate:
Fixed rate mortgages	6.63%	—	—
Adjustable rate mortgages	6.59%	—	—
Gross margin – adjustable rate mortgages	4.84%	—	—

(1)	Includes all called loans.

(2)	The letter grade applied to each risk classification reflects our internal standards and does not necessarily correspond to classifications used by other mortgage lenders. We use our credit grades only for non-conforming and sub-prime loans, many of which inherently carry greater risk than conforming and prime loans carry.

(3)	ScoreDirect uses the credit score as the determining factor in the credit decision; therefore, there is no credit grade associated with loans originated under this program. ScoreDirect was introduced in December 2003.

The following table shows the composition of our loan production by borrower risk classification for the years ended December 31, 2003, 2002, and 2001.

	For the Year Ended December 31,			Variance 2001 - 2003
	2003	2002(1)	2001
A+ Credit Loans(2)
Percentage of total purchases and originations	44.32%	29.19%	17.95%	146.91%
Combined weighted average initial LTV	80.73%	78.73%	73.93%	9.20%
Weighted average median credit score	669	660	676	(7 points )
Weighted average interest rate:
Fixed rate mortgages	7.69%	7.90%	7.95%	(3.27)%
Adjustable rate mortgages	6.75%	7.64%	8.41%	(19.74)%
Gross margin – adjustable rate mortgages	4.54%	4.77%	4.87%	(6.78)%
A Credit Loans(2)
Percentage of total purchases and originations	20.56%	24.56%	18.51%	11.08%
Combined weighted average initial LTV	79.60%	79.35%	79.85%	(0.31)%
Weighted average median credit score	604	613	619	(15 points )
Weighted average interest rate:
Fixed rate mortgages	7.59%	8.91%	9.68%	(21.59)%
Adjustable rate mortgages	7.31%	8.14%	8.95%	(18.32)%
Gross margin – adjustable rate mortgages	4.99%	5.06%	5.20%	(4.04)%
A- Credit Loans(2)
Percentage of total purchases and originations	23.22%	29.28%	35.66%	(34.89)%
Combined weighted average initial LTV	80.00%	80.39%	81.09%	(1.34)%
Weighted average median credit score	569	579	578	(9 points )
Weighted average interest rate:
Fixed rate mortgages	8.32%	9.43%	10.33%	(19.46)%
Adjustable rate mortgages	8.16%	9.06%	9.77%	(16.48)%
Gross margin – adjustable rate mortgages	5.68%	5.76%	5.75%	(1.22)%
B Credit Loans(2)
Percentage of total purchases and originations	7.35%	11.08%	16.58%	(55.67)%
Combined weighted average initial LTV	75.81%	75.88%	76.53%	(0.94)%
Weighted average median credit score	551	554	547	4 points
Weighted average interest rate:
Fixed rate mortgages	9.07%	10.35%	11.23%	(19.23)%
Adjustable rate mortgages	9.05%	9.90%	10.57%	(14.38)%
Gross margin – adjustable rate mortgages	6.19%	6.46%	6.42%	(3.58)%
C Credit Loans(2)
Percentage of total purchases and originations	3.69%	4.91%	9.34%	(60.49)%
Combined weighted average initial LTV	71.75%	71.74%	71.45%	0.42%
Weighted average median credit score	539	535	531	8 points
Weighted average interest rate:
Fixed rate mortgages	10.20%	11.52%	12.40%	(17.74)%
Adjustable rate mortgages	9.95%	10.86%	11.58%	(14.08)%
Gross margin – adjustable rate mortgages	6.66%	6.80%	6.92%	(3.76)%
D Credit Loans(2)
Percentage of total purchases and originations	0.47%	0.98%	1.96%	(76.02)%
Combined weighted average initial LTV	61.29%	60.20%	59.90%	2.32%
Weighted average median credit score	541	537	529	12 points
Weighted average interest rate:
Fixed rate mortgages	10.51%	12.20%	13.12%	(19.89)%
Adjustable rate mortgages	10.50%	11.78%	12.48%	(15.87)%
Gross margin – adjustable rate mortgages	7.63%	7.74%	7.59%	0.53%
Score Direct Loans(3)
Percentage of total purchases and originations	0.37%	—	—	—
Combined weighted average initial LTV	87.29%	—	—	—
Weighted average median credit score	630	—	—	—
Weighted average interest rate:
Fixed rate mortgages	7.44%	—	—	—
Adjustable rate mortgages	7.02%	—	—	—
Gross margin – adjustable rate mortgages	4.95%	—	—	—
Conforming Loans(4)
Percentage of total purchases and originations	0.02%	—	—	—
Combined weighted average initial LTV	76.68%	—	—	—
Weighted average median credit score	675	—	—	—
Weighted average interest rate:
Fixed rate mortgages	5.36%	—	—	—

(1)	Includes all called loans.

(2)	The letter grade applied to each risk classification reflects our internal standards and does not necessarily correspond to classifications used by other mortgage lenders. We use our credit grades only for non-conforming and sub-prime loans, many of which inherently carry greater risk than conforming and prime loans carry.

(3)	ScoreDirect uses the credit score as the determining factor in the credit decision; and therefore, there is no credit grade associated with loans originated under this program. ScoreDirect was introduced in December 2003.

(4)	Loans that generally meet the underwriting guidelines of one of the government-sponsored entities such as Freddie Mac, Fannie Mae, and Ginnie Mae.

We have experienced a decline in the interest rates on our loans due to a significant increase in our higher credit quality production and the declining market interest rate environment since 2001, which together contributed to margin declines in the first quarter of 2004. As a result of ScoreDirect originations, our A plus and A credit production has decreased from 62% of our total production in the first quarter of 2003 to 48% of our total production in the first quarter of 2004. Our ScoreDirect program does not utilize credit grades; however, the weighted average median credit score of our ScoreDirect production during the quarter ended March 31, 2004 of 647 was similar to the credit scores for our A plus and A production.

Loan Production by Income Documentation

We saw very little change in our loan production by income documentation during the first quarter of 2004 as compared to the first quarter of 2003. In order to remain competitive, we will continue to offer more score based products, which is part of our stated income documentation program; therefore we expect that the percentage of stated income will rise in future periods. The following table shows the composition of our loan production based on income documentation for the three months ended March 31, 2004 and 2003.

Income documentation	For the Three Months Ended March 31,
	2004 (1)		2003		Variance
	% of Production	Weighted Average Median Credit Score	% of Production	Weighted Average Median Credit Score	% of Production	Weighted Average Median Credit Score
Full documentation	69.95%	611	70.26%	602	(0.44)%	9 points
Limited documentation	5.00	616	4.47	632	11.86	(16 points	)
Stated income	25.05	638	25.27	635	(0.87)	3 points

(1)	Includes all called loans.

The following table shows the composition of our loan production based on income documentation for the years ended December 31, 2003, 2002, and 2001.

Income documentation	For the Year Ended December 31,						% of Production Variance 2001 - 2003	Weighted Average Median Credit Score Variance 2001 - 2003
	2003		2002 (1)		2001
	% of Production	Weighted Average Median Credit Score	% of Production	Weighted Average Median Credit Score	% of Production	Weighted Average Median Credit Score
Full documentation	66.69%	606	72.68%	601	77.79%	590	(14.27)%	16 points
Limited documentation	3.99	629	6.47	621	5.36	607	(25.56)	22 points
Stated income	29.32	643	20.85	616	16.85	602	74.01	41 points

(1)	Includes all called loans.

Loan Production by Borrower Purpose

We saw very little change in the mix of our borrower purpose within our production between the first quarter of 2004 and the first quarter of 2003. Even in years where we have experienced significant declines in mortgage interest rates, we have remained focused on cash-out refinance production. We anticipate the percentage of our purchase mortgage loan production may increase in the future as a result of increased interest rates and our strategically focused marketing efforts. The following table shows the composition of our loan production based on borrower purpose for the three months ended March 31, 2004 and 2003.

	For the Three Months Ended March 31,
Borrower Purpose	2004 (1)	2003	Variance
Cash-out refinance	66.71%	69.12%	(3.49)%
Purchase	22.94	20.54	11.68
Rate or term refinance	10.35	10.34	0.10

(1)	Includes all called loans.

The following table shows the composition of our loan production based on borrower purpose for the years ended December 31, 2003, 2002 and 2001.

	For the Year Ended December 31,			Variance 2001 - 2003
Borrower Purpose	2003	2002 (1)	2001
Cash-out refinance	68.05%	69.89%	69.86%	(2.59)%
Purchase	23.34	20.32	20.93	11.51
Rate or term refinance	8.61	9.79	9.21	(6.51)

(1)	Includes all called loans.

Loan Production Based Upon the Borrower’s Credit Score

We saw an increase in the mix of weighted average credit scores in the first quarter of 2004 from the first quarter of 2003. For the three months ended March 31, 2004, 60% of our production had credit scores greater than or equal to 601, compared to 56% for the three months ended March 31, 2003. If our production of lower credit quality borrowers increases, we expect our weighted average credit scores may decrease during 2004. We have also experienced an increase in our weighted average credit scores less than 500 and our unavailable credit scores since the first quarter of 2003 primarily related to called loans acquired during the first quarter of 2004. The following table shows the composition of our loan production based on the borrower’s credit score for the three months ended March 31, 2004 and 2003.

	For the Three Months Ended March 31,
Weighted Average Median Credit Score	2004 (1)	2003	Variance
>700	8.82%	8.33%	5.88%
700 to 651	20.47%	18.20%	12.47%
650 to 601	30.23%	29.25%	3.35%
600 to 551	22.90%	24.53%	(6.64)%
550 to 501	14.76%	19.17%	(23.00)%
≤ 500	1.12%	0.41%	173.17%
Unavailable	1.71%	0.11%	1454.55%
Weighted Average Median Credit Score (2)	618	612	6 points

(1)	Includes all called loans.

(2)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

The following table shows the composition of our loan production based on the borrower’s credit score for the years ended December 31, 2003, 2002 and 2001.

	For the Year Ended December 31,			Variance 2001 - 2003
Weighted Average Median Credit Score	2003	2002 (1)	2001
>700	9.84%	6.79%	7.41%	32.79%
700 to 651	20.85%	14.95%	11.73%	77.75%
650 to 601	29.05%	29.02%	22.98%	26.41%
600 to 551	23.06%	26.60%	26.55%	(13.15)%
550 to 501	16.60%	18.93%	24.29%	(31.66)%
≤ 500	0.49%	1.34%	6.19%	(92.08)%
Unavailable	0.11%	2.37%	0.85%	(87.06)%
Weighted Average Median Credit Score (2)	618	606	593	25 points

(1)	Includes all called loans.

(2)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

Geographic Distribution

Our production levels by region have fluctuated primarily in connection with our called loans acquired during the first quarter of 2004, which had fewer loans originated in California and more loans originated in the South and Mid-Atlantic regions than our expected production for the first quarter of 2004. The following table sets forth the percentage of all loans originated or purchased by us by region for the three months ended March 31, 2004 and 2003.

	For the Three Months Ended March 31,
	2004 (1)	2003	Variance
South	28.19%	24.74%	13.95%
California	22.84	27.02	(15.47)
Mid Atlantic	14.88	12.92	15.17
Midwest	11.54	11.85	(2.62)
West	10.53	9.83	7.12
Southwest	7.81	7.49	4.27
New England	4.21	6.15	(31.54)

Total	100.00%	100.00%

(1)	Includes all called loans.

The following table sets forth the percentage of all loans originated or purchased by us by region for the years ended December 31, 2003, 2002, and 2001.

	For the Year Ended December 31,			Variance 2001 - 2003
	2003	2002 (1)	2001
California	27.09%	24.23%	22.88%	18.40%
South	26.14	27.19	26.32	(0.68)
Mid Atlantic	14.06	13.79	11.21	25.42
Midwest	11.57	12.08	20.83	(44.46)
West	9.12	8.94	9.09	0.33
Southwest	6.36	8.71	6.38	(0.31)
New England	5.66	5.06	3.29	72.04

Total	100.00%	100.00%	100.00%

(1)	Includes all called loans.

Securitization and Financing

We, as a fundamental part of our present business and financing strategy, securitize almost all of our mortgage loans. From time to time, we may choose to sell loans rather than securitize them if we believe that market conditions present an opportunity to achieve a better return through such sales, and since 2001 through March 31, 2004 we have sold $420.0 million in mortgage loans. We have securitized $16.5 billion and $6.9 billion of the loans we originated or purchased since 1996 and 2001, respectively, and intend to continue accessing the asset-backed securitization market to provide long-term financing for our mortgage loans. We generate earnings primarily from the net interest income and fees we record on the mortgage loans we originate and purchase, both before and after securitization.

In a typical securitization, pools of mortgage loans, together with the right to receive all payments on the loans, are assembled and transferred to a trust. The trust pledges the mortgage loans to an indenture trustee to secure payment on notes that are issued by the trust and represent our indebtedness. Most of the notes, which are referred to as asset-backed securities, are offered for sale to the public. The trust also issues a certificate that represents the ownership interest in the trust and is either privately placed or retained by the company sponsoring the securitization. Many of the notes are assigned ratings by rating agencies such as Moody’s, Standard & Poor’s, and Fitch. The indenture pursuant to which the notes are issued establishes various classes of notes, and assigns an order of rights to priority of payment to each class. A trust agreement and an administration agreement also provide for such administrative matters as the appointment of a trustee of the trust and the monthly distribution of funds and reports to the holders of the certificates. A sale and servicing agreement provides for the transfer of the mortgage loans to the trust and the servicing of the mortgage loans.

We finance loans initially under one of several different secured and committed warehouse financing facilities. When the loans are later securitized, we receive proceeds from the securities issued by the securitization trust, and use those proceeds to, among other uses, pay off the related warehouse financing. Generally, as the company sponsoring the securitization, we are not legally obligated to make payments on the securities issued by the securitization trust, although under GAAP, applicable to our current portfolio-based accounting, such obligations are included as liabilities on our consolidated balance sheet. We do, however, make certain customary representations and warranties to each securitization trust, which, if violated, could legally obligate us to repurchase some or all of the securitized loans from the trust. The asset-backed securities issued by the securitization trust receive interest out of the interest collected on the securitized loans and generally pay down as the securitized loans pay off.

The structure we employ in securitization transactions requires credit enhancement. Overcollateralization is a method of credit enhancement that we have typically used; however, we may elect to use different or additional methods of credit enhancement, such as primary mortgage insurance, reserve funds, or other methods described in the prospectuses filed with respect to our subsidiaries’ asset-backed securities. There are no direct financial costs to the use of overcollateralization. By applying excess cash flow (mortgage interest income net of interest on the asset-backed securities, losses, and servicing fees) to pay down the asset-backed securities of the trust faster than the underlying mortgages are repaid, we are able to create and maintain any required overcollateralization. Once the overcollateralization meets predetermined levels, we will begin to receive the excess cash flow from the mortgage loans in the trust. Depending upon the structure of the asset-backed securities and the performance of the underlying loans, excess cash flow may not be distributed to us for five to nine months or more. These excess amounts are derived from, and are affected by, the interplay of several economic factors:

•	the extent to which the interest rates of the mortgage loans exceed the interest rates of the related asset-backed securities;

•	the creation of overcollateralization;

•	the level of loss and delinquencies experienced on the securitized mortgage loans; and

•	the extent to which the loans are prepaid by borrowers in advance of scheduled maturities.

Historically, our securitizations have been structured as real estate mortgage investment conduits, or REMICs, which results in a sale of the securitized mortgage loans for federal income tax purposes. If we consummate the REIT conversion, in the future we intend to structure most or all of our securitizations as non-REMIC borrowing transactions for federal income tax purposes, which will facilitate compliance with the applicable REIT income and asset tests and allow us to defer recognition of any taxable gain associated with the securitized mortgage loans.

We may recognize excess inclusion income attributable to the interests we retain in non-REMIC mortgage securitization transactions that are structured to qualify as borrowing transactions for federal income tax purposes.

Competition

We face intense competition in the business of originating, purchasing, securitizing, and servicing mortgage loans. Our competitors include consumer finance companies and other diversified financial institutions, mortgage banking companies, commercial banks, credit unions, savings and loans, credit card issuers, and insurance finance companies. Many of the largest of our competitors operate under federal charters and regulations that preempt state and local rules governing lenders and that facilitate efficient nationwide mortgage lending operations while we do not benefit from these federal regulations. Many traditional mortgage lenders have begun to offer products similar to those we offer to our borrowers. Fannie Mae and Freddie Mac have also expressed interest in adapting their programs to include non-conforming products, and have begun to expand their operations into the non-conforming sector, providing a secondary market for non-conforming loans and thereby increasing the liquidity available to our competitors. We also expect increased competition over the Internet, as entry barriers are relatively low over the Internet. Many of these competitors, including large financial corporations taking advantage of consolidation opportunities in the industry, are substantially larger and have more capital, or greater access to capital at lower costs, and greater technical and marketing resources than we have. Efficiencies in the asset-backed securities market have generally created a desire for increasingly larger transactions, giving companies with greater volumes of originations a competitive advantage.

Competition in the industry can take many forms, including interest rate and cost of a loan, convenience in obtaining a loan, customer service, amount and term of a loan, and marketing and distribution channels. Additional competition may lower the rates we can charge borrowers and potentially lower our net interest income.

Our competitive position may be affected by fluctuations in interest rates and general economic conditions. During periods of rising interest rates, competitors that have “locked in” low borrowing costs may have a competitive advantage. During periods of declining interest rates, competitors may solicit our borrowers to refinance their loans. During economic slowdowns or recessions, our borrowers may face new financial difficulties, which may result in increased defaults, and they may also be receptive to refinancing offers by our competitors.

We believe that, in this highly competitive environment, our competitive strengths are:

•	our investment in technology which supports operating efficiencies, maintains credit decision consistency, and enhances loss mitigation efforts;

•	our disciplined approach to underwriting and servicing non-conforming mortgage loans that uses sophisticated and integrated risk management techniques;

•	our customer-focused processing and underwriting teams that are responsive to borrowers’ needs;

•	our risk-based pricing approach that uses our historical performance databases to increase predictability of our returns; and

•	our low cost funding and liquidity available through the asset-backed securities market.

We believe these strengths enable us to produce higher-quality, better performing loans than our competitors.

Regulation

The mortgage lending industry is highly regulated. Our business is subject to extensive regulation and supervision by various federal, state, and local government authorities. As of March 31, 2004, we were licensed or exempt from licensing requirements by the relevant state banking or consumer credit agencies to originate and service first and second mortgages in 49 states. We do not originate loans in the State of Alabama or the District of Columbia.

Our mortgage lending and servicing activities are subject to the provisions of various federal laws and their implementing regulations, including the Equal Credit Opportunity Act of 1974, or ECOA, as amended, the Federal Truth-in-Lending Act, or TILA, and Regulation Z thereunder, HOEPA, the Fair Credit Reporting Act of 1970, or FCRA, as amended, the Real Estate Settlement Procedures Act, or RESPA, the Fair Debt Collection Practices Act, the Home Mortgage Disclosure Act, or HMDA, the Fair Housing Act and Regulation X thereunder, and the Gramm-Leach-Bliley privacy legislation.

Specifically, TILA was enacted to require lenders to provide consumers with uniform, understandable information with respect to the terms and conditions of loan and credit transactions. Among other things, TILA gives consumers a three-business day right to rescind certain refinance loan transactions that we originate. FCRA establishes procedures governing the use of consumer credit reports and also requires certain disclosures when adverse action is taken based on information in such a report.

HOEPA imposes additional disclosure requirements and substantive limitations on certain “high cost” mortgage loan transactions. As a matter of policy, we do not originate HOEPA-covered loans.

ECOA, which is implemented by Regulation B, prohibits creditors from discriminating against applicants on the basis of race, color, sex, age, religion, national origin or marital status, if all or part of the applicant’s income is derived from a publicly assisted program or if the applicant has in good faith exercised any right under the Consumer Credit Protection Act. ECOA also requires disclosures when adverse action is taken on an application, and prohibits creditors from requesting certain types of information from loan applicants. The Federal Fair Housing Act also contains anti-discrimination restrictions. HMDA requires us to collect and file with the Department of Housing and Urban Development information on our loan applications and originations.

RESPA mandates certain disclosures concerning settlement fees and charges and mortgage servicing transfer practices. It also prohibits the payment or receipt of kickbacks or referral fees in connection with the performance of settlement services.

The Gramm-Leach-Bliley Act imposes requirements on all financial institutions, including lenders, with respect to their collection and use of nonpublic financial information and requires them to maintain the security of that information.

In addition, we are subject to applicable state and local law and the rules and regulations of various state and local regulatory agencies in connection with originating, purchasing, processing, underwriting, securitizing, and servicing mortgage loans.

These rules and regulations, among other things:

•	impose licensing obligations on us;

•	establish eligibility criteria for mortgage loans;

•	prohibit discrimination;

•	require us to devote substantial resources to loan-by-loan analysis of points, fees, benefits to borrowers, and other factors set forth in laws, which often differ depending on the state, and in some cases the city or county, in which the mortgaged property is located;

•	require us to adhere to certain procedures regarding credit reports and personal information on loan applicants;

•	regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances, and payment features;

•	mandate certain truth-in-lending and other disclosures and notices to borrowers; and

•	may fix maximum interest rates, fees, and mortgage loan amounts.

Compliance with these laws is complex and labor intensive. We have ceased doing business in certain jurisdictions in which we believe compliance requirements cannot be assured at a reasonable cost with the degree of certainty that we require, and we may cease doing business in additional jurisdictions where we, or our counterparties, make similar determinations with respect to anti-predatory lending laws. Failure to comply with legal requirements in jurisdictions where we do business can lead to, among other things, loss of approved licensing status, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits, administrative enforcement actions, and civil and criminal penalties.

Any person who acquires more than 10% of our stock will become subject to certain state licensing regulations requiring such person periodically to file certain financial and other information disclosures. If any person holding more than 10% of our stock fails to meet a state’s criteria, or refuses to adhere to such filing requirements, our existing licensing arrangements could be jeopardized and we could lose our authority to conduct business in that state. The loss of required licenses or authority to conduct business in a state could have a material adverse effect on our results of operations, financial condition and business.

Regulatory Developments

Recently enacted and currently pending federal and state legislative and regulatory developments regarding mortgage lending practices (including proposals directed at “predatory lending”), consumer privacy, or protection and security of customer information could have a significant impact on our future business activities. Congress and a number of states are considering additional legislation concerning collection, use and security of consumer information. As permitted under federal law, states may enact privacy or customer information security legislation that is more stringent than the requirements of the federal Gramm-Leach- Bliley Act. To the extent that a variety of inconsistent state privacy rules or requirements are enacted, our compliance costs could substantially increase.

In the Fair and Accurate Credit Transactions Act of 2003, or FACT, Congress re-enacted the FCRA in an amended form in a legislative package that included a number of new provisions addressing the handling of consumer credit information and identity theft. The Federal Trade Commission, or FTC, and FRB are required by the legislation to issue a number of new implementing regulations during 2004. Although this legislation benefited lenders by re-enacting federal preemptions that establish a uniform national framework concerning credit reporting and use of credit information in making unsolicited offers of credit and by adding certain other preemption provisions related to use of consumer credit information, it also provides certain additional consumer protections, particularly with respect to consumer identity theft. Implementation of these new provisions may increase our costs and add to our compliance risks.

Congress in 2003 also re-enacted the Soldiers and Sailors Civil Relief Act of 1940 as the Servicemembers Civil Relief Act, or SCR Act, to provide certain protections and benefits for members of military services on active duty. The SCR Act places an interest rate cap of 6% on borrowing obligations, including mortgages, incurred by the borrower before entering active military service. In such cases, financial institutions may not charge a higher interest rate during the service member’s period of active service. “Interest rate” includes all charges and fees except bona fide insurance related to the obligations. Relief under this provision also extends to obligations on which a covered service member is a co-obligor. As re-enacted, the SCR Act and its legislative history make it plain that Congress intends all interest above the 6% limit to be forgiven by the lender and not just deferred. In addition, for mortgages entered into before the borrower’s active duty service and that go into default, institutions may not, in general, foreclose during the period of military service or for three months thereafter. In view of the large number of U.S. Armed Forces personnel on active duty and likely to be on active duty in the future, compliance with the SCR Act may have an adverse effect on our cash flow and interest income.

In addition, the FTC has recently established a nationwide “do-not-call” registry to supplement existing state limitations on telemarketing activities. Despite court decisions calling into question the FTC’s authority to implement this registry, the FTC has put it into operation pending a definitive judicial decision. Millions of households have listed their telephone numbers on this registry, and the implementation of the FTC rule may adversely affect telemarketing activities by us or by vendors of our products.

Proposals addressing practices labeled as “predatory lending” continue to be considered in Congress. Several states and localities also are considering or have passed laws or regulations aimed at curbing “predatory lending.” In general, these proposals involve lowering the existing federal HOEPA or state thresholds for defining a “high-cost” loan, and establishing enhanced protections and remedies for borrowers who receive such loans. However, many of these laws and regulations also may have effects beyond curbing predatory lending practices and may restrict commonly accepted lending activities, including some of our activities. For example, some of these laws and regulations prohibit or limit prepayment charges or severely restrict a borrower’s ability to finance the points and fees charged in connection with a loan.

We have in the past ceased to do business in certain states that had enacted “predatory lending” legislation, although we resumed activities in certain states that subsequently modified their laws. Any further state legislation in this area may cause us to withdraw from doing business in the affected states or in other states in the future. In addition, for reasons of reputation and because of the enhanced risk, many whole loan buyers elect not to purchase any loan labeled as a “high cost” loan under any local, state or federal law or regulation. Accordingly, these laws and regulations could severely constrict the secondary market for a significant portion of our loan production. This restriction could effectively preclude us from originating loans that fit within the newly defined parameters and could have a material adverse effect on our ability to sell or securitize loans and therefore on our results of operations, financial condition and business. Adoption of such laws and regulations also could have a material adverse impact on our business by substantially increasing the costs of compliance with a variety of inconsistent federal, state and local rules, or by restricting our ability to charge rates and fees adequate to compensate us for the risk associated with certain loans.

The federal government also is reconsidering provisions that are important parts of the legal framework applicable to us as mortgage lenders. RESPA specifies disclosures for mortgage lenders to provide their customers and other procedures for mortgage lenders to follow. In 2002, the Department of Housing and Development, or HUD, undertook to substantially revise the rules implementing RESPA and modify the disclosures provided mortgage customers. In response to substantial criticism of HUD’s initial proposals, the agency in early 2003 determined not to adopt final rules and to reconsider its proposals. In late 2003, however, it was reported that HUD had submitted a revised RESPA rules proposal to the Office of Management and Budget with an intention to propose new rules in 2004. No proposed rules have yet been released for public comment. It is uncertain whether new rules will be proposed and whether any revised RESPA rules that may be adopted will be favorable or adverse to our activities and us.

Further, federal statutes and rules governing federally chartered banks and thrifts allow those entities to engage in mortgage lending in multiple states on a substantially uniform basis and without the need to comply with state licensing and other laws (including new state “predatory lending” laws described herein) affecting mortgage lenders. Federal regulators have expressed their position that these preemption provisions benefit mortgage subsidiaries of federally chartered institutions as well. In January 2004, the Comptroller of the Currency finalized preemption rules that confirm and expand the scope of this federal preemption for national banks and their operating subsidiaries. Such federal preemption rules and interpretations generally have been upheld in the courts. Moreover, at least one national rating agency has announced that in recognition of the benefits of federal preemption, it will not require additional credit enhancement by federal institutions when they issue securities backed by mortgages from a state with predatory lending laws. As a non-federal entity, we will continue to be subject to such rating agency requirements arising from state or local lending-related laws or regulations. Accordingly, as a mortgage lender that is generally subject to the laws of each state in which we do business, except as may specifically be provided in federal rules applicable to all lenders (such as FCRA, RESPA or TILA), we may be subject to state legal requirements and legal risks under state laws to which these federally regulated competitors are not subject, and this disparity may have the effect of giving those federal entities legal and competitive advantages.

Effective July 1, 2003, the OTS, the agency that administers the Parity Act for unregulated housing creditors, withdrew its favorable Parity Act regulations and Chief Counsel

Opinions that authorized lenders to charge prepayment charges and late fees in certain circumstances notwithstanding contrary state law. Because our federal institution competitors continue to have the flexibility to offer products with the features addressed by the Parity Act, we may be at a competitive disadvantage and our loan origination volume may be reduced.

Furthermore, members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. The competitive advantage of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits to borrowers could have a material adverse effect on the demand for the loans we offer.

Regulatory and legal requirements are subject to change and may become more restrictive, making our compliance more difficult or expensive or otherwise restricting our ability to conduct our business as it is now conducted. Changes in these regulatory and legal requirements—including changes in their enforcement—could materially and adversely affect our business, financial condition, liquidity and results of operations.

Employees

We employed approximately 1,200 employees as of March 31, 2004. None of our employees are represented by a union or covered by a collective bargaining agreement.

Properties

As of July 29, 2004, our principal executive headquarters is located at 4860 Cox Road, Suite 300, in Glen Allen, VA and contains 34,448 square feet. Our principal mortgage loan origination headquarters is located at 4880 Cox Road in Glen Allen, VA and contains 59,948 square feet. Our principal mortgage loan servicing headquarters is located at 4708 Mercantile Drive, Fort Worth, TX and contains approximately 106,616 square feet. The leases for these premises expire on August 31, 2017, July 31, 2005 and March 31, 2011, respectively. We lease property in the following metropolitan areas as of July 29, 2004: Phoenix, AZ; Foothill Ranch, CA; Huntington Beach, CA; Laguna Hills, CA, Walnut Creek, CA; Denver, CO; Milford, CT; Ft. Lauderdale, FL; Tampa, FL; Atlanta, GA; Indianapolis, IN; Oakbrook Terrace, IL; Merriam, KS; New Orleans, LA; Livonia, MI; Greenbelt, MD; Las Vegas, NV; Raleigh, NC; Omaha, NE; Cherry Hill, NJ; Buffalo, NY; Hauppauge, NY; Portland, OR; Pittsburgh, PA; Nashville, TN; Dallas, TX; and Richmond, VA. We do not consider any specific leased location to be material to our operations. We believe that equally suitable alternative locations are available in all areas where we currently do business. On May 10, 2004, we also entered into a 12-year build-to-suit lease for approximately 115,000 square feet in Glen Allen, VA with Highwoods Realty Limited Partnership that is expected to commence in August 2005. Upon completion, this building will become our principal mortgage loan origination headquarters. We also own a condominium unit in Glen Allen, VA that is used for temporary corporate housing. In the opinion of our management, our properties are adequately covered by insurance.

Environment

From time to time, in the ordinary course of our business, we foreclose on properties securing loans that are in default. To date, we have not been required to perform any material investigation or clean up activities, nor have we been subject to any environmental claims. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Legal Proceedings

Because we are subject to many laws and regulations, including but not limited to federal and state consumer protection laws, we are regularly involved in numerous lawsuits filed against us, some of which seek certification as class action lawsuits on behalf of similarly situated individuals. If class actions are certified and there is an adverse outcome or we do not otherwise prevail in the following matters, we could suffer material losses, although we intend to vigorously defend these lawsuits.

Paul Graham, et al. v. America’s MoneyLine is a Collective Action Complaint filed under the Federal Fair Labor Standards Act, or FLSA, filed on January 30, 2003 in the United States District Court, Central District of California as Case No. 03-0098. The suit alleges that loan officers who routinely worked over 40 hours per week were denied overtime compensation in violation of the FLSA. The plaintiffs seek unpaid wages at the overtime rate, an equal amount in liquidated damages, costs and attorneys fees. The parties executed a settlement agreement on November 3, 2003 to settle the claims of the collection action members in exchange for the payment of $1.4 million, which includes payment of fees and expenses of plaintiffs’ counsel. Approximately 310 current and former loan officers opted into the collective action and accepted the terms of the settlement agreement. The Court entered a joint stipulation and order of dismissal on December 23, 2003. We have fully performed our obligations under the settlement agreement.

Josephine Coleman v. America’s MoneyLine is a matter filed in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois, Case No. 02L1557 filed on November 20, 2002. This is a class action suit alleging consumer fraud and unjust enrichment under Illinois law and similar laws of other states. Ms. Coleman alleges that she was improperly charged a fee for overnight delivery of mortgage loan documents. In December 2002, defendants filed a Petition to Compel Arbitration in the United States District Court for the Southern District of Illinois. The Motion to Compel Arbitration in federal court was denied on jurisdictional grounds. We appealed the District Court’s decision to the United States Court of Appeals for the Seventh Circuit. The Court of Appeals affirmed the District Court’s decision. We have filed a motion to compel arbitration in state court. If the plaintiff achieves nationwide class certification and the case is decided adversely to America’s MoneyLine, the potential loss could materially and adversely affect our earnings. At the present time, however, we cannot predict the outcome of the case.

Margarita Barbosa, et al. v. Saxon Mortgage Services (f/k/a Meritech Mortgage Services, Inc.) et al., is a matter filed on November 19, 2002 in the United States District Court for the

Northern District of Illinois, Eastern Division, Case No. 02C6323. This is a class action suit alleging violation of the Illinois Interest Act, the Illinois Consumer Fraud Act, similar laws, if any, in other states, and a breach of contract. The plaintiffs allege that we violated Illinois law by collecting prepayment penalties in accordance with the terms of the mortgages of certain borrowers whose loans had been accelerated due to default, and which later were prepaid by the borrowers. We believe that approximately 27 Illinois mortgages are subject to the allegations. In addition, the plaintiffs allege that their claims apply to loans that we made in all other states in addition to Illinois, where we collected prepayment penalties in these particular circumstances. The claim of Ms. Barbosa was separated from the potential class action by a motion to compel arbitration pursuant to the arbitration agreement in her mortgage, and the claim has been settled. The mortgages of some or all of the other plaintiffs in the alleged class do not contain arbitration agreements. The court dismissed the sole federal law claim alleged by the plaintiffs against a non-affiliated defendant, and as a result dismissed without prejudice the state law claims against Saxon Mortgage Services and the other remaining defendants on jurisdictional grounds. The remaining named plaintiff re-filed the case as Loisann Singer, et al. v. Saxon Mortgage Services (f/k/a Meritech Mortgage Services, Inc.), et al. in the Circuit Court of Cook County, Illinois, Case No. 03CH 13222 , and on our motion, the case was removed to the U.S. District Court for the Northern District of Illinois on September 10, 2003. The parties have agreed to a settlement in exchange for a dismissal which would require us to pay $0.2 million to the group of 27 former Illinois borrowers and their attorneys. The Court has entered an order approving the settlement, and we are in the process of performing our obligations under the settlement agreement. Each of the 27 former borrowers may choose to opt out of the settlement and may pursue individual actions against us. The settlement would not preclude former borrowers in other states from bringing similar claims, or attempting to assert similar claims as a class action.

Shirley Hagan, et al. v. Concept Mortgage Corp., Saxon Mortgage and others is a class action filed on February 27, 2003 in the Circuit Court of Wayne County, Michigan. The suit alleges that the defendant mortgage companies, including Saxon Mortgage, violated HOEPA, TILA, and RESPA with respect to the fees and interest rate charged to plaintiff and the related loan disclosures, in connection with the plaintiff’s loan and the loans of a similarly situated class of borrowers. The suit seeks rescission of the affected loans, damages with interest, and costs and attorneys fees. We removed the case to federal court and filed a motion to compel arbitration, which was granted by the Magistrate Judge and subsequently appealed by the plaintiff. The District Court affirmed the Magistrate Judge’s order and arbitration was initiated. In July, 2004, an agreement in principle was reached for settlement of this matter. The settlement would reduce the outstanding balance, and interest rate, of the plaintiff’s loan and provide for payment of the plaintiff’s legal fees in an approximate amount of $30,000.

We are subject to other legal proceedings arising in the normal course of our business. In the opinion of management, the resolution of these proceedings is not expected to have a material adverse effect on our financial position or our results of operations.

Policies with Respect to Certain Activities

The following is a discussion of our anticipated policies with respect to distributions, investments, financing, lending, and certain other activities. Upon consummation of the REIT conversion, our policies with respect to these activities may be reviewed and generally may be amended or revised from time to time by our board of directors or as applicable, the directors of our subsidiaries, without a vote of our shareholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate. Our investment policies do not include making direct investments in real estate or interests in real estate other than as described below.

Investments in Real Estate Mortgages. We are engaged in the business of originating, purchasing and servicing non-conforming residential mortgage loans, including sub-prime residential mortgage loans. We conduct our business primarily through our operating subsidiaries, which will, at least initially, be taxable REIT subsidiaries after the REIT conversion. These loans are secured primarily by first mortgages. We make mortgage loans to borrowers who typically have limited credit histories, have high levels of consumer debt, or have experienced credit difficulties in the past. We originate and purchase loans on the basis of the borrower’s ability to repay the mortgage loan, the borrower’s historical pattern of debt repayment, and the appropriateness of the loan collateral (including the amount of equity in the borrower’s property (as measured by the borrower’s loan-to-value ratio or LTV). The interest rate and maximum loan amount are determined based upon our underwriting and risk-based pricing matrices.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers. We have not, and we do not expect to, invest in securities of entities engaged in real estate activities or securities of other issuers, including to exercise control over such entities, but we may make such investments for the purpose of satisfying the REIT qualification tests. If we determine to make such investments, subject to the percentage of ownership limitations and gross income tests necessary for REIT qualification, we may acquire all or substantially all of the securities or assets of other REITs or other entities where such investments would be consistent with our investment policies. No such investments will be made, however, if the proposed investment would cause us to be an “investment company” under the Investment Company Act.

Financing Policies

We do not have a policy limiting the amount of indebtedness that we may incur. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur. In the future, we may seek to extend, expand, reduce or renew our financing facilities or obtain new financing facilities or lines of credit that may contain certain limitations on indebtedness.

We finance our mortgage loans initially under one of several different secured and committed warehouse financing facilities on a recourse basis. These loans are subsequently financed using asset-backed securities issued through securitization trusts. We access the asset-backed securitization market to provide long-term financing for our mortgage loans.

To qualify as a REIT under the Code, we generally are required each year to distribute to our shareholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). We may be required to borrow funds on a short-term basis or liquidate investments to meet the distribution requirements that are necessary to qualify as a REIT, even if management believes that it is not in our best interests to do so.

We will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of indebtedness, including overall prudence, the purchase price of properties to be acquired with debt financing, the estimated market value of our properties upon refinancing and our ability to generate cash flow from our operations or from particular properties to cover expected debt service. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

Lending Policies

We originate, purchase, securitize, and service primarily non-conforming residential mortgage loans derived through three separate production channels: wholesale, retail, and correspondent. We may also make loans to our subsidiaries, any joint ventures and other entities. For additional information, see “Business.”

Policies with Respect to Other Activities

Our policies with respect to the activities described below may be reviewed and generally amended or revised from time to time by our board of directors or as applicable, the directors of our subsidiaries, without a vote of our shareholders.

We have authority to offer common stock or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire our shares of common stock or any other securities and may engage in such activities in the future. Subsequent to our acquisition of our predecessor in July 2001, we have not issued any equity securities, except as incentive compensation through the 2001 Plan or upon the exercise of warrants issued in connection with our acquisition of all of the issued and outstanding capital stock of our predecessor from Dominion Capital on July 6, 2001. We have not issued any debt securities except for a $25 million note issued in connection with the acquisition of our predecessor.

We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors, without the need for shareholder approval. We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers nor do we presently intend to invest in the securities of other issuers other than our wholly-owned subsidiaries. From time to time, we will evaluate investment opportunities in other real estate related entities and may in the future invest in one or more of these entities. At all times, we intend to make investments in such a manner as to be consistent with the requirements of the Code for us to qualify as a REIT unless, because of changing circumstances or changes in the Code (or in Treasury Regulations), the board of directors determines that it is no longer in our best interests to qualify as a REIT.

Reports to Investors

We are subject to the information and reporting requirements of the Exchange Act and have been filing periodic reports, proxy statements and other reports with the SEC since January

2002. Our annual reports on Form 10-K contain financial statements certified by independent public accountants. See “Where You Can Find Additional Information.”

SELECTED FINANCIAL DATA

The following selected financial data for Saxon Capital as of March 31, 2004 and for the three-month periods ended March 31, 2004 and 2003 have been derived from the unaudited condensed consolidated financial statements of Saxon Capital and are included elsewhere in this prospectus.

The following selected financial data for Saxon Capital for the years ended December 31, 2003 and 2002, for the period July 6, 2001 to December 31, 2001, and as of December 31, 2003 and 2002 have been derived from our consolidated financial statements, which have been audited by our independent auditors, and are included elsewhere in this prospectus. The following selected financial data for Saxon Capital as of December 31, 2001 have been derived from our consolidated financial statements, which have been audited by our independent auditors, and are not included elsewhere in this prospectus.

The following selected financial data as of December 31, 2000 and 1999, for the period January 1, 2001 to July 5, 2001, and for the years ended December 31, 2000 and 1999 have been derived from SCI Services’ consolidated financial statements, which have been audited by our independent auditors and are not included elsewhere in this prospectus. You should read the information below along with all other financial information and analysis presented in this prospectus, including the sections captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Prior to July 6, 2001, we sold our mortgage loans, while retaining certain residual interests, through securitizations structured as sales, with a corresponding one-time recognition of gain or loss, under GAAP. Since July 6, 2001, we structure our securitizations as financing transactions. These securitizations do not meet the qualifying special purpose entity criteria under Statement of Financial Accounting Standard No. 140, or SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, because after the loans are securitized, the securitization trust may acquire derivatives relating to beneficial interests retained by us; also we as servicer, subject to applicable contractual provisions, have sole discretion to use our best commercial judgment in determining whether to sell or work out any loans securitized through the securitization trust that become troubled. Accordingly, following a securitization, the mortgage loans remain on our consolidated balance sheet, and the securitization indebtedness replaces the warehouse debt associated with the securitized mortgage loans. We record interest income on the mortgage loans and interest expense on the securities issued in the securitization over the life of the securitization, and do not recognize a gain or loss upon completion of the securitization. This accounting treatment more closely matches the recognition of income with the actual receipt of cash payments.

	Saxon Capital, Inc. (1)					SCI Services, Inc. (predecessor)
	March 31,		December 31,			December 31,
	2004	2003	2003	2002	2001	2000	1999
	(dollars in thousands)
Balance Sheet Data:
Mortgage loan portfolio, net	$4,907,072	$4,014,522	$4,680,047	$3,572,246	$1,702,481	$103,954	$121,445
Interest-only residual assets	—	—	—	—	—	298,415	346,675
Mortgage servicing rights, net	39,042	31,683	41,255	24,971	33,847	47,834	40,416
Servicing related advances(2)	90,789	105,142	98,588	102,558	101,645	30,847	28,735
Total assets	5,747,826	4,331,011	5,058,832	4,163,162	1,899,349	572,408	640,432
Warehouse financing	426,368	119,897	427,969	474,442	283,370	88,225	110,465
Securitization financing	4,898,181	3,857,891	4,237,375	3,347,251	1,326,660	—	—
Total liabilities	5,387,175	4,037,517	4,713,786	3,876,816	1,647,351	228,871	294,775
Shareholders’ equity	360,651	293,494	345,046	286,346	251,998	343,537	345,657

	Saxon Capital, Inc.(1)
	Three Months Ended March 31,
	2004	2003
	(dollars in thousands, except per share data)
Operating Data:
Interest income	$90,999	$75,255
Interest expense	(33,167)	(26,661)

Net interest income	57,832	48,594
Provision for mortgage loan losses	(3,878)	(8,614)

Net interest income after provision for mortgage loan losses	53,954	39,980
Gain on sale of mortgage assets	2,551	6
Servicing income, net of amortization and impairment	4,892	7,580

Total net revenues	61,397	47,566
General and administrative, payroll and other expenses	(31,039)	(26,661)

Total operating expenses	(31,039)	(26,661)

Income before taxes	30,358	20,905
Income tax expense	10,666	8,021

Net income	$19,692	$12,884

Basic earnings per common share(3)	$0.69	$0.46
Average common shares outstanding (basic)	28,671,464	28,283,640
Diluted earnings per common share(3)	$0.63	$0.44
Average common shares outstanding (diluted)	31,406,522	29,059,078

	Saxon Capital, Inc. (1)
	Three Months Ended March 31,
	2004	2003
	(dollars in thousands)
Other Data:
Total mortgage loan production(4)	$778,734	$714,103
Wholesale production(4)	301,206	274,724
Retail originations(4)	197,511	182,345
Correspondent production(4)	143,726	257,034
Called loans(4)(5)	136,291	—
Mortgage loans securitized	647,714	1,050,178
Total serviced assets at period end	10,127,216	8,394,916
Average principal balance per loan serviced at period end(6)	$130	$115
Number of retail branches at period end	27	22
Average number of wholesale account executives(7)	131	128
Ratios:
Average equity to average assets(8)	6.5%	6.8%
Return on average equity(8)(9)	22.3%	17.8%
Return on average assets(8)(9)	1.5%	1.2%
Asset Quality Data – at period end (Total Servicing Portfolio):
Total seriously delinquent including real estate owned – at period end(10)	7.93%	9.82%
Total seriously delinquent excluding real estate owned – at period end	6.89%	8.47%
Annual losses on serviced portfolio as a percentage of total serviced assets – at period end	1.07%	1.27%
Asset Quality Data – at period end (Owned Portfolio):
Total seriously delinquent including real estate owned – at period end(10)	6.98%	6.39%
Total seriously delinquent excluding real estate owned - at period end	6.06%	5.71%
Annual losses on owned portfolio as a percentage of total owned assets – at period end	0.84%	0.59%

	Saxon Capital, Inc.(1)			SCI Services, Inc. (predecessor)
	Year Ended December 31,		For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001	Year Ended December 31,
	2003	2002			2000	1999
	(dollars in thousands, except per share data)
Operating Data:
Interest income	$333,064	$226,399	$50,964	$15,331	$34,444	$45,818
Interest expense	(123,303)	(87,068)	(23,457)	(11,524)	(24,875)	(21,342)

Net interest income	209,761	139,331	27,507	3,807	9,569	24,476
Provision for mortgage loan losses	(33,027)	(28,117)	(11,861)	(8,423)	(6,403)	(9,107)

Net interest income after provision for mortgage loan losses	176,734	111,214	15,646	(4,616)	3,166	15,369
Gain on sale of mortgage assets	2,533	365	—	32,892	79,234	98,369
Servicing income, net of amortization and impairment	32,134	22,924	11,577	16,670	23,677	15,984

Total net revenues	211,401	134,503	27,223	44,946	106,077	129,722
General and administrative, payroll and other expenses	(109,756)	(90,293)	(37,467)	(43,798)	(70,236)	(63,538)
Impairment of assets, net	—	—	—	(7,301)	(108,445)	(8,308)
Impairment of goodwill	—	—	—	(44,963)	—	—

Total operating expenses	(109,756)	(90,293)	(37,467)	(96,062)	(178,681)	(71,846)

Income (loss) before taxes	101,645	44,210	(10,244)	(51,116)	(72,604)	57,876
Income tax expense (benefit)	36,509	16,833	(3,957)	(21,609)	(24,084)	21,228

Net income (loss)	$65,136	$27,377	$(6,287)	$(29,507)	$(48,520)	$36,648

Basic earnings per common share(3)	$2.28	$0.97	$(0.22)	$(1.05)	$(1.73)	$1.31
Average common shares outstanding (basic)	28,518,128	28,103,695	28,050,100	28,050,100	28,050,100	28,050,100
Diluted earnings per common share(3)	$2.16	$0.94	$(0.22)	$(1.05)	$(1.73)	$1.31
Average common shares outstanding (diluted)	30,116,305	29,165,184	28,050,100	28,050,100	28,050,100	28,050,100

	Saxon Capital, Inc. (1)			SCI Services, Inc. (predecessor)
	Year Ended December 31,		For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001	Year Ended December 31,
	2003	2002			2000	1999
	(dollars in thousands)
Other Data:
Total mortgage loan production(4)	$2,842,942	$2,484,074	$1,112,661	$1,220,575	$2,088,503	$2,234,512
Wholesale production(4)	1,174,573	1,034,278	501,780	463,607	712,746	1,011,652
Retail originations(4)	762,657	645,949	252,819	194,703	233,753	174,611
Correspondent production(4)	905,712	615,288	358,062	562,265	1,142,004	1,048,249
Called loans(4)(5)	—	188,559	—	—	—	—
Mortgage loans securitized	2,650,167	2,204,816	1,352,698	661,456	2,098,659	2,679,556
Total serviced assets at period end	9,899,523	7,575,560	6,355,304	6,286,078	5,588,598	4,803,812
Average principal balance per loan serviced at period end(6)	$127	$109	$96	$95	$93	$100
Number of retail branches at period end	27	20	17	16	16	14
Average number of wholesale account executives(7)	132	121	106	105	107	115
Ratios:
Average equity to average assets(8)	6.8%	8.9%	15.4%	36.9%	56.8%	51.1%
Return on average equity(8)(9)	20.6%	10.2%	(6.0)%	(23.2)%	(14.1)%	11.6%
Return on average assets(8)(9)	1.4%	0.9%	(0.9)%	(8.6)%	(8.0)%	5.9%
Asset Quality Data – at period end (Total Servicing Portfolio):
Total seriously delinquent including real estate owned – at period end(10)	8.9%	11.3%	12.0%	N/A	10.1%	8.0%
Total seriously delinquent excluding real estate owned – at period end	7.8%	9.7%	10.2%	N/A	8.7%	6.9%
Annual losses on serviced portfolio as a percentage of total serviced assets – at period end	1.1%	1.5%	1.3%	N/A	0.8%	0.7%
Asset Quality Data – at period end (Owned Portfolio):
Total seriously delinquent including real estate owned – at period end(10)	7.7%	7.1%	3.8%	—	—	—
Total seriously delinquent excluding real estate owned - at period end	6.9%	6.4%	3.6%	—	—	—
Annual losses on owned portfolio as a percentage of total owned assets – at period end	0.6%	0.2%	—	—	—	—

(1)	We acquired all of the issued and outstanding capital stock of our predecessor from Dominion Capital on July 6, 2001.

(2)	During 2001, we changed our presentation of recording advances and recoveries from the securitizations from a net basis to a gross basis.

(3)	Earnings per common share for the periods prior to July 6, 2001 was calculated based upon the assumption that the shares issued as of July 6, 2001 were outstanding for all periods presented.

(4)	Principal balances only.

(5)	Called loans occur upon exercise of the clean-up call option by us, as servicer or master servicer, of the securitized pools of our predecessor for which Dominion Capital retained residual interests. In some cases the rights to exercise the call option, as well as the pool of called loans, may be owned by an unaffiliated third party. With respect to 2002, the clean-up call options in some instances were held by us and in others were held by Dominion Capital.

(6)	Total dollar value of loans serviced divided by number of loans serviced.

(7)	Average account executives are calculated as a simple average over the time period indicated. Includes area and regional sales management positions.

(8)	Average equity and average assets are calculated as a simple average over the time period indicated.

(9)	Data for incomplete years has been annualized.

(10)	Seriously delinquent is defined as loans that are 60 or more days delinquent, foreclosed, REO, or held by a borrower who has declared bankruptcy and is 60 or more days contractually delinquent.

N/A	Information not available.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Executive Summary

We are in the business of originating, securitizing, and servicing non-conforming mortgage loans, including sub-prime residential mortgage loans. We operate through five business segments. These segments are:

•	Portfolio Management, or our portfolio segment;

•	Mortgage Loan Servicing, or our servicing segment;

•	Wholesale Loan Production, or our wholesale segment;

•	Retail Loan Production, or our retail segment; and

•	Correspondent Loan Production, or our correspondent segment.

We originate or purchase mortgage loans for our portfolio segment through our wholesale, retail, and correspondent segments. We earn our revenues from the interest income from those mortgages through our portfolio segment and from servicing loans for other companies through our servicing segment. We pay interest to finance our mortgage loan portfolio and we incur general and administrative expenses to operate our business. We maintain a provision for mortgage loan losses that may occur from impaired mortgage loans that are in our portfolio. When we securitize our mortgage loans, we structure those transactions as financing transactions. As such, the mortgage loans and related debt to finance those loans remain on our balance sheet. We fund our mortgage loan originations through short-term warehouse lines of credit and through repurchase facilities. These short-term facilities are replaced by permanent financing when we securitize the loans.

In general, the primary factors in our business that affect our revenues are changes in interest rates and changes in the size of our mortgage loan portfolio and servicing portfolio. Decreases in interest rates generally result in a decrease in the interest rates we charge on the mortgage loans we originate, but also result in growth in our mortgage loan portfolio. Decreases also lead to increases in loan prepayments, which result in increases in prepayment penalty income, but decrease servicing income. In addition, decreases in interest rates reduce our cost to borrow, but because loan originations tend to rise during periods of decreased interest rates, generally lead to increases in our borrowings.

Conversely, increases in interest rates generally result in an increase in the interest rates we charge on the mortgage loans we originate. Increases in interest rates also lead to decreases in loan prepayments, reducing prepayment penalty income, but increasing servicing income. In addition, increases in interest rates increase our cost to borrow, but because loan originations tend to decline during periods of increased interest rates, generally lead to decreases in our borrowings.

In general, the primary factors in our business that lead to increased expenses are the volume and credit mix of mortgage loans we originate or purchase, the number of retail branches we open and operate, the number of sales representatives we employ, and the cost of being a public company. As our loan production and loan portfolio increase we would generally expect to hire additional employees and we would also expect our variable expenses to increase. Also, we may incur additional marketing and advertising expenses in order to achieve our production goals. We would also expect to incur higher expenses in years where we open additional retail branches, which would result in increased office rent, equipment rent and insurance costs that would be incurred. There are also increased cash requirements that are associated with being a public company, such as investor relations responsibilities and expending the resources necessary to ensure that we have met the requirements set forth by Sarbanes-Oxley, the SEC and others by hiring outside consultants and additional employees when required. From time to time, we may also be required to upgrade existing computer systems and focus on other beneficial projects, and during those periods we will experience increased expenses.

Description of Other Data

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations, we present certain data that we consider helpful in understanding our financial condition and results of operations. Descriptions of these financial measures are set forth below.

Net cost to produce. Our net cost to produce is calculated as our general and administrative costs and premium paid, net of fees collected at origination, divided by the number of loans originated.

Net cost per loan. Our net cost per loan is calculated as our general and administrative costs and premium paid, net of fees collected at origination, divided by the number of loans originated.

Net interest margin. Net interest margin is calculated as the difference between our interest income and interest expense divided by our average interest-earning assets. Average interest-earning assets are calculated using a daily average balance over the time period indicated.

Reconciliation of trust losses and charge-offs. We present a reconciliation of securitization trust losses and charge-offs because management believes that it is meaningful to show both measures of losses since it is a widely accepted industry practice to evaluate losses on a trust level and the information is provided on a monthly basis to the investors in each securitization. However, these losses are recorded as charge-offs in our consolidated financial statements. GAAP requires losses to be recognized immediately upon a loan being transferred to real estate owned, whereas a trust does not recognize a loss on real estate owned until the loan is sold. This causes a timing difference between charge-offs and trust losses. In addition, the trust losses exclude losses resulting from delinquent loan sales.

Efficiency ratio. Our efficiency ratio is calculated as our total operating expenses (which is composed of payroll and related expenses, general and administrative expenses, impairment of residual assets, net, impairment of predecessor goodwill and other expense) divided by our total net revenues.

Operating expenses as a percentage of average assets. Operating expenses as a percentage of average assets is calculated based on our total operating expenses for the period indicated divided by our average assets for the same period. Average assets are calculated as a simple average over the time period indicated.

Working capital. It is common business practice to define working capital as current assets less current liabilities. We do not have a classified balance sheet and therefore calculate our working capital using our own internally defined formula, which is generally calculated as unrestricted cash and investments as well as unencumbered mortgage loans and servicing advances that can be pledged against existing committed facilities and converted to cash in five days or less.

Outlook

REIT Conversion

On January 26, 2004, we announced that our board of directors had authorized us to convert to a REIT, subject to shareholder approval and other conditions. If we receive all necessary approvals to proceed with the REIT conversion, we expect it to be completed before the end of 2004. After the REIT conversion, our strategy will be to accumulate in our REIT or in qualified REIT subsidiaries a portfolio of non-conforming mortgage loans that we originate in our taxable REIT subsidiaries to produce stable net interest income and distributions to our shareholders. To comply with the quarterly assets tests applicable to REITs, we expect that, by the end of the fiscal quarter in which the REIT conversion is consummated, we will hold at least 80% of our assets through our REIT or one or more qualified REIT subsidiaries. In addition, we expect to conduct a portion of our business through our REIT or one or more qualified REIT subsidiaries in the future. However, following our election to be taxed as a REIT, initially, we will hold a significant portion of our assets, and conduct a substantial portion of our business, through one or more taxable REIT subsidiaries. We also intend to sell loans in our taxable REIT subsidiaries and to generate origination fees and servicing income in those subsidiaries, enabling us to increase our capital by retaining the after tax income in those subsidiaries, subject to the limitations imposed by REIT tax rules.

After the REIT conversion, our principal elements of revenues are expected to be interest income generated from our portfolio of non-conforming mortgage loans at our REIT or our qualified REIT subsidiaries. Additional components of revenues are expected to be gains on sale from the sale of loans, servicing income, and loan origination fees, all initially expected to be generated at our taxable REIT subsidiaries. Our primary components of expenses are expected to be interest expense on our warehouse lines and repurchase facilities and securitizations and general and administrative expenses and payroll and related expenses arising from our origination and servicing businesses.

We expect to experience increased costs primarily related to additional staffing to ensure compliance with REIT qualification rules in connection with the REIT conversion in 2004. However, we expect the benefits of the conversion will compensate for such increased costs.

In addition, as part of the proposed REIT conversion, we are raising additional capital in the public offering. We will not complete the merger or the public offering unless we raise net proceeds of at least $350.0 million in the public offering, after deducting underwriting discounts and commissions, financial advisory fees, and our estimated expenses of the REIT conversion. We expect to use the net proceeds from the public offering to pay the cash component of the merger consideration, to retire a $25 million promissory note of Saxon Capital, unless (1) we renegotiate the note on terms favorable to us or (2) we have previously retired the note, to purchase assets from Saxon Capital, to repay a portion of the outstanding balances under our warehouse financing facilities, and for working capital purposes. A portion of the net proceeds from the public offering will be paid by Saxon REIT to Saxon Capital for the purchase of assets; a portion of these funds will be used to fund the merger consideration and the retirement of the $25 million promissory note. We estimate we would have used an aggregate of between $225 million and $250 million to purchase assets from Saxon Capital if we had purchased the assets on July 29, 2004. If we had consummated the public offering on July 29, 2004 with net proceeds of $350.0 million, assuming the cash component of the merger consideration was $140 million and we retired the $25 million promissory note, the remaining $185 million would have been used by us to repay (1) first, 100% of the outstanding balances of $40,273,747 under our financing facilities with Greenwich Capital Financial Products, Inc., (2) second, 100% of the outstanding balance of $14,568,412 under our financing facility with Bank of America, N.A, (3) third, 100% of the outstanding balance of $1,383,379 under our financing facility with Credit Suisse First Boston Mortgage Capital, LLC, (4) fourth, 100% of the outstanding balance of $8,829,032 under our financing facility with Merrill Lynch Mortgage Capital, Inc., and (5) fifth, a portion of the outstanding balance of $148,997,150 under our financing facility with JPMorgan Chase Bank. Earnings of our taxable REIT subsidiaries will be taxed and retained in the subsidiaries as retained earnings. To the extent that our taxable REIT subsidiaries do not dividend these retained earnings to us, these earnings will not be distributed as dividends to our shareholders. We anticipate that we will be able to grow shareholder equity through the retained earnings of our taxable REIT subsidiaries.

Revenue Growth and Increased Expenses

In 2004, we expect market interest rates to rise. In addition, because of our intent to focus to some extent on higher interest rate, lower credit grade products, the credit characteristics of our mortgage loan production may be lower than we experienced in 2003. As a result, we expect to earn higher interest rates on the loans we originate in 2004 than the interest rates earned on loans we originated in 2003; however, we may also experience more delinquencies and defaults, the risk of which is typically greater with lower credit quality loans.

In addition, we intend to continue to grow our mortgage loan portfolio and servicing portfolio, which will produce higher levels of net interest income, increase our provision for mortgage loan losses, and produce higher levels of servicing income. With our expected increase in our mortgage loan portfolio and servicing portfolio in 2004, we expect to incur higher levels of payroll and related expenses and general and administrative expenses compared to 2003.

Critical Accounting Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and the estimates will change under different assumptions or conditions.

Critical accounting estimates are defined as those that reflect significant judgments and uncertainties and potentially result in materially different outcomes under different assumptions and conditions. Our critical accounting estimates are discussed below and consist of:

•	accounting for net interest income;

•	allowance for loan loss;

•	mortgage servicing rights valuation;

•	accounting for hedging activities;

•	deferral of direct loan origination fees and costs; and

•	accounting for income taxes.

With the exception of accounting for income taxes, we do not expect to change our critical accounting estimates as a result of the proposed REIT conversion.

Accounting for Net Interest Income

Net interest income is calculated as the difference between our interest income and interest expense. Interest income on our mortgage loan portfolio is a combination of accruing interest based on the outstanding balance and contractual terms of the mortgage loans and the amortization of yield adjustments using the interest method in accordance with SFAS 91, principally the amortization of premiums, discounts, and other net capitalized fees or costs associated with originating our mortgage loans. These yield adjustments are amortized against interest income over the lives of the assets using the interest method adjusted for the effects of estimated prepayments. Management does not currently use the payment terms required by each loan contract in the calculation of amortization. Because we hold a large number of similar loans for which prepayments are probable, we currently use a prepayment model to project loan prepayment activity based upon loan age, loan type and remaining prepayment penalty coverage. Estimating prepayments and estimating the remaining lives of our mortgage loan portfolio requires management judgment, which involves consideration of possible future interest rate environments and an estimate of how borrowers will behave in those environments. Reasonableness tests are performed against past history, mortgage asset pool specific events, current economic outlook and loan age to verify the overall prepayment projection. If these mortgage loans prepay faster than originally projected, GAAP requires us to write down the remaining capitalized yield adjustments at a faster speed than was originally projected, which would decrease our current net interest income.

Interest expense on our warehouse and securitization financings is a combination of accruing interest based on the contractual terms of the financing arrangements and the amortization of premiums, discounts, bond issuance costs, and accumulated other comprehensive income relating to cash flow hedging using the interest method.

Mortgage prepayments generally increase on our adjustable rate mortgages when fixed mortgage interest rates fall below the then-current interest rates on outstanding adjustable rate mortgage loans. Prepayments on mortgage loans are also affected by the terms and credit grades of the loans, conditions in the housing and financial markets and general economic conditions. We have sought to minimize the effects caused by faster than anticipated prepayment rates by lowering premiums paid to acquire mortgage loans and by purchasing and originating mortgage loans with prepayment penalties. Those penalties typically expire two to three years from origination. As of December 31, 2003, 80% of our mortgage loan portfolio had active prepayment penalty features. We anticipate that prepayment rates on a significant portion of our adjustable rate mortgage portfolio will increase as these predominately adjustable rate loans reach their initial adjustments during 2004 and 2005 due to the high concentration of two to three year hybrid loans we originated or purchased during 2002 and 2003. The constant prepayment rate, or CPR, currently used to project cash flows is 35 CPR. If prepayment speeds increase by 50%, our net interest income would decrease by $18.9 million due to the additional yield adjustment amortization. The following table presents the effects on our net interest income related to changes in our yield adjustment amortization for the year ended December 31, 2003 under various prepayment rate scenarios. Actual prepayment penalty income is recorded as cash is collected and is not recorded based on CPR assumptions. Therefore, in instances where our CPR increases, we anticipate also having an increase in prepayment penalty income that would partially offset the effects shown in the table below.

Impact on Net Interest Income
Constant Prepayment Rate(1):
Increase in CPR of 50%	$(18,878)
Increase in CPR of 25%	$(9,297)
Decrease in CPR of 25%	$10,076
Decrease in CPR of 50%	$21,125

(1)	The constant prepayment rate, or CPR, means a prepayment assumption which represents a constant assumed rate of prepayment each month relative to the then outstanding principal balance of a pool of mortgage loans for the life of such mortgage loans.

Allowance for Loan Loss

The allowance for loan loss is established through the provision for mortgage loan losses, which is charged to earnings on a monthly basis. The accounting estimate of the allowance for loan loss is considered critical as significant changes in the mortgage loan portfolio, which includes both securitized and unsecuritized mortgage loans, and/or economic conditions may affect the allowance for loan loss and our results of operations. The assumptions used by management regarding these key estimates are highly uncertain and involve a great deal of judgment.

Provisions are made to the allowance for loan loss for current impaired loans in the outstanding mortgage loan portfolio. We define a mortgage loan as impaired at the time the loan becomes 30 days delinquent under its payment terms. Charge-offs to the allowance are recorded at the time of liquidation or at the time the loan is transferred to real estate owned. The allowance for loan losses is regularly evaluated by management for propriety by taking into consideration factors such as changes in the nature and volume of the loan portfolio; trends in actual and forecasted portfolio performance and credit quality, including delinquency, charge-off and bankruptcy rates; and current economic conditions that may affect a borrower’s ability to pay. An internally developed roll rate analysis, static pool analysis and historical losses are the primary tools used in analyzing our allowance for loan loss. Our roll rate analysis is defined as the historical progressing of our loans through the various delinquency statuses. Our static pool analysis provides data on individual pools of loans based on year of origination. These tools take into consideration historical information regarding delinquency and loss severity experience and apply that information to the portfolio. Loss severity is defined as the total loss amount divided by the actual unpaid principal balance at the time of liquidation. Total loss amounts include all accrued interest and interest advances, fees, principal balances, all basis adjustments, all costs of liquidating and all other servicing advances for taxes, property insurance, and other servicing costs incurred and invoiced to us within 90 days following the liquidation date. If actual results differ from our estimates, we may be required to adjust our provision accordingly. Likewise, the use of different estimates or assumptions could produce different provisions for loan losses. The table below presents the impact on our allowance for loan loss if the assumptions utilized in our model had been varied as follows:

December 31, 2003
(dollars in thousands)
Allowance for loan loss reserve balance	$43,369

Increase (decrease) in allowance
Delinquency:
Increase in delinquency of 10%	$6,308
Increase in delinquency of 25%	$16,566
Decrease in delinquency of 10%	$(5,835)
Decrease in delinquency of 25%	$(13,643)
Loss severity:
Increase in loss severity of 10%	$4,028
Increase in loss severity of 25%	$10,072
Decrease in loss severity of 10%	$(4,030)
Decrease in loss severity of 25%	$(10,075)
Delinquency and loss severity:
Increase in delinquency and loss severity of 10%	$10,968
Increase in delinquency and loss severity of 25%	$30,781
Decrease in delinquency and loss severity of 10%	$(9,281)
Decrease in delinquency and loss severity of 25%	$(20,306)

The allowance for loan losses was impacted in 2003 by increased loan production. However, this loan production consisted primarily of a higher quality credit mix than in previous years. As of December 31, 2003, our portfolio weighted average median credit score was 610 compared to 600 at December 31, 2002. As a result, the increase in allowance for loan losses related to our higher production was partially offset by the effects of a higher credit grade portfolio. These effects include lower delinquencies and lower loss severities. See additional discussion in “– Provision for Mortgage Loan Losses.” As of December 31, 2003, we experienced an average loss severity of 33% on our owned portfolio, compared to a loss severity assumption of 41% currently utilized in our loan loss allowance model. This difference in assumptions compared to actual experience can be supported by the recent active refinance environment and significant housing appreciation, both of which have resulted in lower loss severities in our relative unseasoned owned portfolio. Because loss severities typically increase as a portfolio gets older and because refinance activity is expected to decrease, management expects our average loss severities to increase and as such, believes that the assumptions used are the most appropriate to determine our current, probable losses.

Mortgage Servicing Rights Valuation

The valuation of mortgage servicing rights, or MSRs, requires that we make estimates of numerous market assumptions. Interest rates, prepayment speeds, servicing costs, discount rates, and the payment performance of the underlying loans significantly affect our ongoing valuations and the rate of amortization of MSRs. In general, during periods of declining interest rates, the value of MSRs decline due to increasing prepayments attributable to increased mortgage refinancing activity.

The carrying values of the MSRs are amortized in proportion to, and over the period of, the anticipated net cash flows from servicing the loans. MSRs are assessed periodically to determine if there has been any impairment to the carrying value, based on the fair value at the date of the assessment and by stratifying the MSRs based on underlying loan characteristics, including the date of the related securitization. We obtained an independent third-party valuation to determine the fair value of our MSRs at December 31, 2003. We regularly obtain valuations for our MSRs. At December 31, 2003, key economic assumptions and the sensitivity of the current fair value for the MSRs to immediate changes in those assumptions were as follows:

December 31, 2003
(dollars in thousands)
Book value of MSRs	$41,255
Fair value of MSRs	$46,844
Expected weighted-average life (in years)	4.03
Weighted average constant prepayment rate(1)	28 CPR
Weighted average discount rate	14.38%

Impact on Fair Value at December 31, 2003
Constant Prepayment Rate:
Increase in CPR of 20%	$(7,639)
Increase in CPR of 25%	$(9,328)
Increase in CPR of 50%	$(16,702)
Decrease in CPR of 20%	$9,415
Decrease in CPR of 25%	$12,114
Decrease in CPR of 50%	$28,377
Discount Rate:
Using a discount rate of 10%	$6,064
Using a discount rate of 12%	$3,161
Using a discount rate of 16%	$(1,665)
Using a discount rate of 18%	$(3,693)

(1)	The constant prepayment rate, or CPR, means a prepayment assumption which represents a constant assumed rate of prepayment each month relative to the then outstanding principal balance of a pool of mortgage loans for the life of such mortgage loans.

Due to subsequent changes in economic and other relevant conditions, the actual rates of prepayments and defaults and the value of collateral generally differ from our initial estimates, and these differences are sometimes material. If actual prepayment and default rates were higher than those assumed, we would earn less mortgage servicing income, which would adversely affect the value of the MSRs. As demonstrated above, significant changes in prepayment speeds, delinquencies, and losses may result in impairment of most of our MSRs, and would be recorded in our consolidated statements of operations.

The valuation of MSRs was impacted primarily in 2003 by the purchases of $23.7 million of rights to service $3.3 billion of mortgage loans and by the change in the prepayment speeds throughout the year. The prepayment speeds remained high during the first half of 2003, and then started to fall as interest rates began to rise during the second half of 2003. Due to the decrease in prepayment speeds during the second half of 2003, a portion of the temporary impairments were reversed as the MSRs increased in value due to the lengthening of the projected cash flows. For our loan servicing portfolio, we were experiencing an average prepayment speed of 37 CPR at December 31, 2003 compared to a prepayment speed assumption of 28 CPR at December 31, 2002. The prepayment speed assumption used to value the servicing rights is an average of the CPR over the remaining life of the servicing rights, and is appropriate given the product mix of the third party portfolio. Because the interest rate cycle we have experienced has caused faster prepayment speeds and the expectation is for higher interest rates and slower prepayment speeds, we believe that the assumptions used are the most appropriate given the current market conditions, to determine the valuation of our MSRs.

Accounting for Hedging Activities

We incorporate the use of derivative instruments to manage certain risks. We have qualified for hedge accounting treatment for all of our derivative instruments, which are accounted for as cash flow hedges. This is because on the date a derivative instrument agreement is entered into, we designate it as a hedge of a forecasted transaction or of the variability of cash flows to be paid related to a recognized liability. In accordance with GAAP, the effective portions of the changes in fair value of our derivative instruments are reflected in accumulated other comprehensive income and do not affect net income until the instruments are settled or sold for cash. To qualify for hedge accounting, we must demonstrate, on an ongoing basis, that our interest rate risk management activity is highly effective. The determination of effectiveness is the primary assumption and estimate used in accounting for our hedge transactions. In instances where we use swaps as a hedge, the swap rate is fixed and compared monthly to the one-month London Inter-Bank Offered Rate, or LIBOR, index. The payment of interest on our bonds issued in a securitization transaction is also based on LIBOR. Therefore, we consider the swaps to be an effective hedge against interest rate risk. Likewise, when we use options as a hedge, such as caps and floors, they also are considered to be effective hedges because these options are based on the LIBOR index. In the case where we may use Eurodollar futures, correlation analysis is necessary since a slight amount of basis risk can occur. The correlation calculation for Eurodollars is calculated by capturing historic swap rates and the corresponding Eurodollar prices, and then calculating a financing rate, for the maturity deemed necessary. The impact of market changes on the hedged item and the derivative are recorded over time and correlation statistics are evaluated. The difference between a 100% correlation result and our actual correlation percentage is used to calculate any ineffective portion related the Eurodollar futures; which is recorded as an expense in the income statement. For the year ended December 31, 2003, we recorded $0.5 million related to ineffectiveness of hedging activities, which approximated a 2% differential in effectiveness. Although there is no way to predict this ineffectiveness during each period, we expect there to be a certain amount of ineffectiveness ranging between 2% and 6% when using Eurodollar futures, given the inherent basis differences between Eurodollars and LIBOR with a 1 month maturity. If this ineffectiveness had been 6%, we would have recorded $1.5 million of expense in the income statement.

In addition to the ineffectiveness expense described above, we recorded $1.4 million in amortization expense related to the effective component of our closed hedge positions in 2003. The effective portion is initially recorded in accumulated other comprehensive income and is amortized into earnings monthly based on the projected cash flow stream of the underlying hedged transaction, using certain prepayment assumptions. At December 31, 2003, we had $7.7 million of unamortized hedge position expense in accumulated other comprehensive income. The constant prepayment rate currently used to project cash flows is 35 CPR, and is appropriate given the product mix of our mortgage loan portfolio. If prepayment speeds increase by 50%, our amortization expense would increase by $1.5 million. The following table presents the effects on our amortization expense under various prepayment rate scenarios.

Impact on Amortization Expense for the Year Ended December 31, 2003
Constant Prepayment Rate(1):
Increase in CPR of 50%	$1,458
Increase in CPR of 25%	$712
Decrease in CPR of 25%	$(751)
Decrease in CPR of 50%	$(1,504)

(1)	The constant prepayment rate, or CPR, means a prepayment assumption which represents a constant assumed rate of prepayment each month relative to the then outstanding principal balance of a pool of mortgage loans for the life of such mortgage loans.

If we had been unable to qualify certain of our interest rate risk management activities for hedge accounting, then the change in fair value of the associated derivative financial instruments would have been reflected in current period earnings, but the change in fair value of the related liability would not, thus creating an earnings mismatch. The change in fair value for the year ended December 31, 2003 that was recorded in accumulated other comprehensive income was a loss of $17.7 million. If we had not qualified for hedge accounting this amount would have reduced current period earnings.

Deferral of Direct Loan Origination Fees and Costs

We collect certain nonrefundable fees associated with our loan origination activities. In addition, we incur certain direct loan origination costs in connection with these activities. The net of such amounts is recognized over the life of the related loans as an adjustment of yield, as discussed above in the section relating to our critical accounting estimate with respect to accounting for net interest income.

The amount of deferred nonrefundable fees is determined based on the amount of such fees collected at the time of loan closing. We determine the amount of direct loan origination costs to be deferred based on an estimate of the standard cost per loan originated. The standard cost per loan is based on the amount of time spent and costs incurred by loan origination personnel in the performance of certain activities directly related to the origination of funded mortgage loans. These activities include evaluating the prospective borrower’s financial condition, evaluating and recording collateral and security arrangements, negotiating loan terms, processing loan documents and closing the loan. Management believes these estimates reflect an accurate cost structure related to successful loan origination efforts for the year ended December 31, 2003 and for the three months ended March 31, 2004. Management periodically reviews its time and cost estimates to determine if updates and refinements to the deferral amounts are necessary. Updates would be considered necessary if it was determined that the time spent and/or costs incurred related to performing the above activities had significantly changed from the previous period. This estimate is made for all loans originated by our wholesale and retail segments. Correspondent originations are not included, as we purchase these loans as closed loans and therefore, loan origination costs related to these purchases are recorded as incurred. In 2003, we deferred $11.2 million in net loan origination costs and recorded net amortization of deferred loan origination costs of $1.9 million.

Accounting for Income Taxes

Significant management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax asset. As of March 31, 2004, we had not recorded a valuation allowance on our deferred tax assets based on management’s belief that operating income will, more likely than not, be sufficient to realize the benefit of these assets over time. The evaluation of the need for a valuation allowance takes into consideration our recent earnings history, current tax position, and estimates of taxable income in the near term.

The tax character (ordinary versus capital) and the carryforward periods of certain tax attributes such as capital losses and tax credits must also be considered. Significant judgment is required in considering the relative impact of negative and positive evidence related to the ability to realize deferred tax assets. In the event that actual results differ from these estimates or if our current trend of positive operating income changes, we may be required to record a valuation allowance on our deferred tax assets, which could have a material adverse effect on our consolidated financial condition and results of operations. We recognize all of our deferred tax assets if we believe that it is more likely than not, given all available evidence, that all of the benefits of the carryforward losses and other deferred tax assets will be realized. Management believes that, based on the available evidence, it is more likely than not that we will realize the benefit from our deferred tax assets.

Subject to shareholder approval of the merger agreement, which is required in connection with our proposed REIT conversion, we expect to elect to be taxed as a REIT beginning in 2004 and intend to comply with the REIT provisions of the Code. Accordingly, we will not be subject to federal or state income tax on net income that is distributed to shareholders to the extent that our annual distributions to shareholders are equal to at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain) for a given year and as long as certain asset, income and stock ownership tests are met. In the event that we do not qualify as a REIT in any year, we will be subject to federal income tax as a domestic corporation and the amount of our after-tax cash available for distribution to our shareholders will be reduced. However, our taxable REIT subsidiaries will be subject to federal income tax and we intend to continue to employ the accounting policy described above with respect to our taxable REIT subsidiaries.

Consolidated Results

Comparability of Saxon Capital and Our Predecessor

Due to our divestiture from Dominion Capital and the resulting changes in our securitization structures from gain-on-sale securitizations to securitizations that are accounted for as financings, direct comparison of net earnings for Saxon Capital versus our predecessor are difficult to make. Specifically, the following line items from our statements of operations are impacted by the divestiture or changes in our securitization structure:

•	net interest income – prior to July 6, 2001, we only recorded interest income on unsecuritized mortgage loans and we only recorded interest expense to finance mortgage loans prior to securitization;

•	provision for mortgage loan loss – prior to July 6, 2001, we only recorded provision for mortgage loan losses for unsecuritized mortgage loans and estimated losses for securitized mortgage loans were accounted for as a component of our gain on sale of mortgage assets;

•	gain on sale of mortgage loan assets – prior to July 6, 2001, we recorded a gain at the time of securitization. We now record interest income and loan loss provision over the life of the mortgage loans we originate;

•	impairment of assets, net – we recorded impairment of assets, net in 2001 primarily related to our residual assets owned prior to our divestiture; and

•	impairment of goodwill – we recorded an impairment of goodwill in 2001 primarily related to our acquisition of our predecessor.

We have combined the results of our predecessor and Saxon Capital for their respective periods during 2001 to determine our results for the year ended December 31, 2001 for purposes of comparing our results for that year with our results for the year ended December 31, 2002. However, because of the limited comparability as a result of the divestiture and the changes in securitization structure, as discussed above, the pro-forma combined results of Saxon Capital and our predecessor for the year ended December 31, 2001 are not indicative of what the results of Saxon Capital would have been assuming our divestiture had happened on January 1, 2001.

Unless the context requires otherwise, references to “we,” “us” and “our” refer to the combined results of Saxon Capital and our predecessor.

Results of Operations

	Saxon Capital, Inc. (1)					SCI Services, Inc. (predecessor)	For the Year Ended December 31, 2001 Pro- Forma Combined
	Three Months Ended March 31,		For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001
	2004	2003
	(dollars in thousands, except per share data)
Revenues:
Interest income	$90,999	$75,255	$333,064	$226,399	$50,964	$15,331	$66,295
Interest expense	(33,167)	(26,661)	(123,303)	(87,068)	(23,457)	(11,524)	(34,981)

Net interest income	57,832	48,594	209,761	139,331	27,507	3,807	31,314
Provision for mortgage loan losses	(3,878)	(8,614)	(33,027)	(28,117)	(11,861)	(8,423)	(20,284)

Net interest income after provision for mortgage loan losses	53,954	39,980	176,734	111,214	15,646	(4,616)	11,030
Gain on sale of mortgage assets	2,551	6	2,533	365	—	32,892	32,892
Servicing income, net of amortization and impairment	4,892	7,580	32,134	22,924	11,577	16,670	28,247

Total net revenues	61,397	47,566	211,401	134,503	27,223	44,946	72,169
Expenses:
Payroll and related expenses	(15,644)	(14,278)	(55,251)	(50,437)	(19,531)	(25,220)	(44,751)
General and administrative expenses	(14,252)	(11,724)	(52,766)	(40,328)	(16,165)	(20,420)	(36,585)
Impairment of residual assets, net	—	—	—	—	—	(7,301)	(7,301)
Impairment of goodwill	—	—	—	—	—	(44,963)	(44,963)
Other (expense) income	(1,143)	(659)	(1,739)	472	(1,771)	1,842	71

Total operating expenses	(31,039)	(26,661)	(109,756)	(90,293)	(37,467)	(96,062)	(133,529)

Income (loss) before taxes	30,358	20,905	101,645	44,210	(10,244)	(51,116)	(61,360)
Income tax expense (benefit)	10,666	8,021	36,509	16,833	(3,957)	(21,609)	(25,566)

Net income (loss)	$19,692	$12,884	$65,136	$27,377	$(6,287)	$(29,507)	$(35,794)

Earnings per common share: (2)
Average common shares – basic	28,671,464	28,283,640	28,518,128	28,103,695	28,050,100	28,050,100	28,050,100
Average common shares – diluted	31,406,522	29,059,078	30,116,305	29,165,184	28,050,100	28,050,100	28,050,100
Basic earnings per common share	$0.69	$0.46	$2.28	$0.97	$(0.22)	$(1.05)	$(1.28)
Diluted earnings per common share	$0.63	$0.44	$2.16	$0.94	$(0.22)	$(1.05)	$(1.28)

(1)	Saxon Capital acquired all of the issued and outstanding capital stock of SCI Services, Inc. from Dominion Capital on July 6, 2001.

(2)	Earnings per common share was calculated based upon the assumption that the shares issued as of July 6, 2001 were outstanding for all periods presented.

Three Months Ended March 31, 2004 versus Three Months Ended March 31, 2003

Overview. Net income increased $6.8 million, or 53%, to $19.7 million for the three months ended March 31, 2004, from $12.9 million for the three months ended March 31, 2003. The increase was primarily the result of increased net interest income after provision for mortgage loan losses due to growth in and increased credit quality of our mortgage loan portfolio. This increase was partially offset by a decrease in servicing income, net of amortization and impairment, and an increase in total operating expenses during the first quarter of 2004. We experienced a decline in net interest margin on our mortgage loan portfolio, which is a key driver of our net interest income, for the first quarter of 2004 compared to the first quarter of 2003, largely reflecting a shift in our mortgage loan portfolio to a higher rated credit quality mix and the lower interest rate environment. As a result, we saw lower weighted average coupons on our mortgage loan portfolio. Due to the higher rated credit quality mix, we continue to experience lower delinquencies in the 2002 and 2003 portfolio as compared to the 2001 portfolio. Total delinquencies decreased $122.4 million from December 31, 2003 to March 31, 2004. This trend has benefited our provision for mortgage loan losses. While we charged off $13.4 million during the first quarter of 2004, we provided $3.8 million in provision for mortgage loan losses during the quarter. In addition, lower interest rates caused higher refinance activity, which generated higher prepayment penalty income during the first quarter of 2004 compared with the first quarter of 2003.

Total Net Revenues. Total net revenues increased $13.8 million, or 29%, to $61.4 million for the three months ended March 31, 2004, from $47.6 million for the three months ended March 31, 2003. Our increase in total net revenues was due to: (1) an increase in total net interest income after provision for mortgage loan losses resulting from the continued growth of our owned portfolio; and (2) a decrease in our provision for mortgage loan losses; (3) partially offset by a decrease in servicing income, net of amortization and impairment, resulting from an increase in temporary impairment of our MSRs recorded during the first quarter of 2004. Changes in segment revenues are discussed in detail in the portfolio and servicing segment discussions.

Payroll and Related Expenses. Payroll and related expenses increased $1.3 million, or 9%, to $15.6 million for the three months ended March 31, 2004, from $14.3 million for the three months ended March 31, 2003. Specifically:

•	Salary expense increased $1.3 million, or 12%, to $11.8 million for the three months ended March 31, 2004, from $10.5 million for the three months ended March 31, 2003;

•	Bonus expense increased $0.5 million, or 31%, to $2.1 million for the three months ended March 31, 2004, from $1.6 million for the three months ended March 31, 2003; and

•	Medical and related benefits increased $0.3 million, or 30%, to $1.3 million for the three months ended March 31, 2004, from $1.0 million for the three months ended March 31, 2003.

These amounts primarily increased because of the 7% increase in employees from the first quarter of 2003 to the first quarter of 2004. The increase in salary expense was also attributed to normal merit increases granted year over year. Deferred payroll and related expenses, as they related to direct loan origination costs, increased $1.1 million, or 18%, to $7.2 million for the three months ended March 31, 2004, from $6.1 million for the three months ended March 31, 2003, mainly due to an increase in production during the first quarter of 2004.

We expect payroll and related expenses to continue to increase as we continue to grow our staffing to support further loan production growth and to ensure compliance with REIT qualification rules. We employed 1,176 predominantly full time employees as of March 31, 2004, compared to 1,098 predominantly full time employees as of March 31, 2003.

General and Administrative Expenses. General and administrative expenses increased $1.7 million, or 15%, to $12.8 million for the three months ended March 31, 2004, from $11.1 million for the three months ended March 31, 2003. The following factors contributed to the increase in general and administrative expenses in the first quarter of 2004 compared to the first quarter of 2003:

•	a $0.4 million increase in insurance expense relating to increases in our directors’ and officers’ liability insurance;

•	a $0.3 million increase in sales training and meeting expense incurred in the first quarter of 2004;

•	a $0.2 million increase in advertising expense due to our increased direct marketing efforts;

•	a $0.2 million increase in maintenance agreement expense relating to an increased number of computer systems, a $0.2 million increase in credit report expense, and a $0.2 million increase in taxes and licensing expense; and

•	a $0.2 million increase in professional and consulting services direct expense generally related to increased consulting, legal, and accounting services relating to Sarbanes-Oxley and SEC requirements.

Selected Ratios. As a result of the growth of our mortgage loan portfolio and our total net revenues and our increased efficiencies in our servicing and origination platforms, our efficiency ratio and our operating expenses as a percentage of average assets had the following improvements for the three months ended March 31, 2004 compared to the three months ended March 31, 2003:

Selected Ratios - Three Months Ended March 31, 2004 and 2003

	Three Months Ended March 31,
	2004	2003	% Variance
Efficiency ratio	50.6%	56.1%	(9.8)%
Operating expenses as a percentage of average assets	2.3%	2.5%	(8.0)%

Effective Tax Rate. We experienced a 35.1% effective tax rate for the three months ended March 31, 2004, compared to a 38.4% effective tax rate for the three months ended March 31, 2003. On January 1, 2003, we elected REIT status for one of our subsidiaries, which is a captive REIT, and created a $0.9 million net state tax benefit that resulted in a lower effective tax rate for the first quarter of 2004 as compared to the first quarter of 2003. We expect a significant decrease in our future tax expense if we consummate our proposed REIT conversion and we continue to satisfy the requirements for taxation as a REIT going forward.

2003 versus 2002

Overview. Net income increased $37.7 million, or 138%, to $65.1 million for 2003, from $27.4 million in 2002. The increase was primarily the result of growth in our mortgage loan portfolio, partially offset by a decline in net interest margin, and an increase in servicing income, net of amortization and impairment during 2003. The decline in net interest margin largely reflected a shift in our mortgage loan portfolio to a higher rated credit quality mix resulting from significant mortgage refinancing activity, which resulted in a lower weighted average coupon on our mortgage loan portfolio. This trend has benefited our provision for mortgage loan losses. In addition, the higher refinance activity has generated higher prepayment penalty income during 2003 compared with 2002.

Total Net Revenues. Total net revenues increased $76.9 million, or 57%, to $211.4 million for the year ended December 31, 2003, from $134.5 million for the year ended December 31, 2002. Our increase in total net revenues was due to an increase in total net interest income after provision for mortgage loan losses resulting from the continued growth of our owned portfolio and an increase in our servicing income.

Payroll and Related Expenses. Payroll and related expenses increased $4.9 million, or 10%, to $55.3 million for 2003, from $50.4 million for 2002. Specifically, salary expense increased $6.5 million, or 17%, to $44.4 million in 2003, from $37.9 million in 2002; bonus expense increased $0.7 million, or 14%, to $5.8 million in 2003, from $5.1 million in 2002; and commission expense increased $2.3 million, or 14%, to $18.5 million in 2003, from $16.2 million in 2002. These amounts primarily increased because of the 14% increase in average employees to an average of 1,134 employees in 2003, from an average of 996 employees in 2002. The increase in salary expense was also attributed to the accrual of $1.4 million for the settlement of a lawsuit brought under the federal Fair Labor Standards Act in January 2003, and the normal merit increases granted for the year. Salary expense was partially offset by a decrease in severance expense of $1.0 million for 2003 as compared to 2002.

Deferred payroll and related expenses increased $7.7 million, or 39%, to $27.7 million in 2003, from $20.0 million in 2002, mainly due to an increase in production and an increase in our net cost to produce during 2003.

We expect payroll and related expenses to continue to increase as we continue to build our staffing to support further loan production growth. We employed 1,188 predominantly full time employees as of December 31, 2003, compared to 1,077 predominantly full time employees as of December 31, 2002, an increase of 10%.

General and Administrative Expenses. General and administrative expenses increased $12.5 million, or 31%, to $52.8 million for 2003, from $40.3 million for 2002. The following factors contributed to the increase in general and administrative expenses in 2003 compared to 2002:

•	a $1.9 million increase in advertising expense, a $0.3 million increase in training expense, and a $0.7 million increase in appraisal and other miscellaneous funding expenses driven by an increase in mortgage loan fundings;

•	a $0.5 million increase in rent expense, a $0.3 million increase in equipment lease expense and maintenance agreement expense, a $0.1 million increase in depreciation expense, and a $0.4 million increase in employee relations, employee training, and various office expenses associated with opening and operating additional retail branches;

•	a $1.2 million increase in insurance expense relating to increases in our directors’ and officers’ liability insurance;

•	a $1.5 million increase in professional and consulting services direct expense generally related to increased consulting, legal and accounting services relating to Sarbanes-Oxley and SEC requirements and services in connection with funding projects and our proposed REIT conversion;

•	a $0.3 million increase in direct expenses related to the completion of our servicing system conversion during 2003; and

•	a $1.0 million increase in litigation expense as a result of the settlement of four lawsuits in 2003.

Selected Ratios. As a result of the growth of our mortgage loan portfolio and our total net revenues and our increased efficiencies in our servicing and origination platforms, our efficiency ratio and our operating expenses as a percentage of average assets had the following improvements in 2003 compared to 2002:

	Year Ended December 31,
	2003	2002	% Variance
Efficiency ratio	52%	67%	(22)%
Operating expenses as a percentage of average assets	2.4%	3.0%	(20)%

Business Segment Expenses. Management evaluates segment expenses for its loan production and servicing segments on a per loan basis. Changes in segment costs for the loan production and servicing segments are discussed in detail in “—Business Segment Results” below.

Effective Tax Rate. We experienced a 35.9% effective tax rate for the year ended December 31, 2003, compared to a 38.1% effective tax rate for the year ended December 31, 2002. On January 1, 2003, we elected captive REIT status for one of our subsidiaries, which created a $3.2 million net state tax benefit that resulted in a lower effective tax rate for 2003. We expect a significant decrease in our future tax expense if we consummate our proposed REIT conversion and we continue to satisfy the requirements for taxation as a REIT going forward.

2002 versus 2001

Overview. Net income increased $63.2 million, or 177%, to $27.4 million for 2002, compared to a net loss of $35.8 million for 2001. The increase in net income in 2002 was primarily the result of the change in accounting for our securitizations from gain on sale to portfolio accounting as of July 6, 2001, which resulted in us having more mortgage loans on our consolidated balance sheets, and the decrease in impairment charges relating to our predecessor’s goodwill.

Total Net Revenues. Total net revenues increased $62.3 million, or 86%, to $134.5 million for 2002, from $72.2 million for 2001. The increase in net revenues was primarily attributable to our changes in securitization structure after July 5, 2001. See the discussion of individual net revenue components below.

Payroll and Related Expenses. Payroll and related expenses increased $5.6 million, or 13%, to $50.4 million for 2002, from $44.8 million for 2001. Specifically, salary expense increased $8.1 million, or 27%, to $37.9 million in 2002, from $29.8 million in 2001; commission expense increased $2.6 million, or 19%, to $16.2 million in 2002, from $13.6 million in 2001; and bonus expense increased $1.2 million, or 31%, to $5.1 million in 2002, from $3.9 million in 2001. The increase was primarily due to the increase in employees in 2002 versus 2001, normal merit increases, and a $1.5 million pre-tax severance charge incurred during 2002, an increase of $1.3 million from 2001. The increase was offset by the application of SFAS 91 in 2002 to capitalize a portion of payroll and related expenses as direct costs of loan origination. In 2002, $20.0 million of payroll and related expenses were deferred, compared to $12.9 million in 2001, which represented a 55% increase in deferred expenses during 2002 compared to 2001. The amount of these expenses deferred was attributable to the amount of loans originated throughout the year. In addition, certain members of management received retention bonuses in 2001, which totaled $1.1 million. We employed 1,077 full-time employees as of December 31, 2002, compared to 899 full-time employees as of December 31, 2001, an increase of 20%.

General and Administrative Expenses. General and administrative expenses increased $3.7 million, or 10%, to $40.3 million for 2002, from $36.6 million for 2001. The increase was primarily due to increased costs associated with higher mortgage production, as well as increased costs associated with opening additional retail branches. Increases in general and administrative expenses associated with opening and operating additional retail branches included an increase in rent expense of $0.6 million and an increase in equipment lease expense and maintenance agreement expense of $0.3 million. Marketing expense and insurance expense also increased $1.0 million each during 2002 as compared to 2001.

Impairment of Assets. There was no impairment of goodwill or residual assets for the year ended December 31, 2002 as compared to a goodwill impairment of $45.0 million and a residual asset impairment of $7.3 million for the year ended December 31, 2001. The amount recorded for the year ended December 31, 2001 was primarily related to the impairment of our predecessor’s goodwill in connection with our acquisition of our predecessor’s capital stock on July 6, 2001.

Income Taxes. We recorded income tax expense of $16.8 million for the year ended December 31, 2002 and a tax benefit of $25.6 million for the year ended December 31, 2001, respectively. We experienced a 38.1% effective tax rate for 2002, compared to a 41.7% effective tax benefit rate for 2001. The differences in our effective tax rate were due to the effect of us being part of a consolidated tax group of our predecessor for a part of 2001.

Business Segment Results

	March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(dollars in thousands)
Segment Net Revenues:
Portfolio	$56,505	$39,986	$179,267	$111,579	$43,922
Servicing	4,892	7,580	32,134	22,924	28,247
Wholesale	—	—	—	—	—
Correspondent	—	—	—	—	—
Retail	—	—	—	—	—

Total segment net revenues	$61,397	$47,566	$211,401	$134,503	$72,169

Segment Net Operating Income (Loss):
Portfolio	$54,146	$38,121	$174,299	$98,404	$(17,548)
Servicing(1)	(2,821)	1,621	6,126	2,001	7,879
Wholesale	(8,550)	(8,276)	(32,718)	(28,045)	(24,557)
Correspondent	(3,164)	(2,971)	(12,721)	(8,341)	(11,469)
Retail	(9,253)	(7,590)	(33,341)	(19,809)	(15,665)

Total segment net operating income (loss)	$30,358	$20,905	$101,645	$44,210	$(61,360)

(1)	We include all costs to service mortgage loans within the servicing segment.

We operate our business through five core business segments, portfolio, servicing, wholesale, correspondent, and retail mortgage loan production. The portfolio segment uses our equity capital and borrowed funds to invest in our mortgage loan portfolio to produce net interest income. The servicing segment services loans, seeking to ensure that loans are repaid in accordance with their terms. The wholesale segment purchases and originates non-conforming residential mortgage loans through relationships with various mortgage companies and mortgage brokers. The correspondent segment purchases mortgage loans from correspondent lenders following a complete re-underwriting of each mortgage loan. The retail segment originates non-conforming mortgage loans directly to borrowers through its 27 branch offices.

The wholesale, correspondent, and retail segments collect revenues, such as origination and underwriting fees and certain other non-refundable fees, that are deferred and recognized over the life of the loan as an adjustment to interest income recorded in the portfolio segment. As such, these fees are not included below in the results of the wholesale, correspondent, and retail segments.

In this section, we discuss performance and results of our business segments for the three months ended March 31, 2004 and 2003 and for the years ended December 31, 2003, 2002, and 2001.

Portfolio Segment

	March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(dollars in thousands)
Net revenues:
Interest income	$90,999	$75,255	$333,064	$226,399	$66,295
Interest expense	(33,167)	(26,661)	(123,303)	(87,068)	(34,981)

Net interest income	57,832	48,594	209,761	139,331	31,314
Provision for mortgage loan losses	(3,878)	(8,614)	(33,027)	(28,117)	(20,284)
Net interest income after provision for mortgage loan losses	53,954	39,980	176,734	111,214	11,030
Gain on sale of mortgage assets	2,551	6	2,533	365	32,892

Total net revenues	$56,505	$39,986	$179,267	$111,579	$43,922

We evaluate the performance of our portfolio segment based on total net revenues, or net interest income after provision for mortgage loan losses and gain on sale of mortgage assets, as measures of performance of our portfolio segment. The following discussion highlights changes in our portfolio segment.

Three Months Ended March 31, 2004 versus Three Months Ended March 31, 2003

Interest Income. Interest income increased $15.7 million, or 21%, to $91.0 million for the three months ended March 31, 2004, from $75.3 million for the three months ended March 31, 2003. The increase in interest income was due primarily to: (1) an increase in gross interest income from increases in our mortgage loan portfolio, partially offset by the impact of lower interest rates; (2) an increase in prepayment penalty income resulting from the declining interest rate environment; and (3) a decrease in the amortization of fair value hedges. These increases were partially offset by an increase in amortization of yield adjustments. As shown in the table below, for the three months ended March 31, 2004 as compared to the three months ended March 31, 2003, our interest income increased $19.5 million due to an increase in the size of our mortgage loan portfolio but decreased $3.7 million as a result of a declining interest rate environment.

Rate/Volume Table - Three Months Ended March 31, 2004 versus Three Months Ended March 31, 2003

	Change in Rate	Change in Volume	Total Change in Interest Income
	(dollars in thousands)
Securitized loans	$(2,788)	$18,442	$15,654
Warehouse loans	(317)	1,142	825
Mortgage bonds	(624)	(106)	(730)
Other	—	(5)	(5)

Total	$(3,729)	$19,473	$15,744

The increase in interest income correlates to the growth of our mortgage loan portfolio. The mortgage loan portfolio increased $0.9 billion, or 23%, to $4.9 billion at March 31, 2004, from $4.0 billion at March 31, 2003. However, this growth was offset partially by the 64 basis point decrease in the gross weighted-average coupon rate due to the declining interest rate environment experienced during the first quarter of 2004 and an increase in credit grade in our mortgage loan portfolio. Our weighted-average credit score increased to 611 at March 31, 2004, from 603 at March 31, 2003. We anticipate that our gross interest income will continue to grow as our mortgage loan portfolio grows and as interest rates rise. We also expect that our interest income may increase in 2004 as we originate or purchase lower credit quality loans that typically yield higher interest. See “Business - Mortgage Loan Portfolio.”

Prepayment penalty income increased $2.8 million, or 55%, to $7.9 million for the three months ended March 31, 2004, from $5.1 million for the three months ended March 31, 2003. The declining interest rate environment contributed to the increase in prepayment penalty income earned, since mortgage loan prepayments tend to increase as interest rates decline. We expect that prepayment penalty income may decrease in 2004 if interest rates rise; however, we also expect to generate higher interest income on loans we originate during a rising interest rate environment to offset this decline. Effective July 1, 2003, government regulations related to the Parity Act were amended to restrict the ability of state-chartered mortgage lenders to charge prepayment penalties on certain types of mortgage loans. Management expects that these amendments could reduce our prepayment penalty income in future periods.

Amortization expense of yield adjustments increased $2.1 million, or 43%, to $7.0 million for the three months ended March 31, 2004, from $4.9 million for the three months ended March 31, 2003. This increase was predominantly caused by the amortization related to the yield adjustments on loans originated during 2003 and during the first quarter of 2004, which increased due to the origination and purchase of more mortgage loans. We expect that the amortization of yield adjustments will continue to increase in 2004 due to our anticipated mortgage loan portfolio growth, and that generally our amortization of yield adjustments should increase as our interest income increases. We also expect our amortization of yield adjustments to fluctuate as prepayment speeds fluctuate in the future.

The amortization expense of fair value hedges decreased $0.6 million, or 10%, to $5.6 million for the three months ended March 31, 2004, from $6.2 million for the three months ended March 31, 2003. The amortization of fair value hedges should decline in future years as the existing balance of $40.5 million at March 31, 2004 continues to decrease. We do not expect to use fair value hedges, as we now use cash flow hedging for all future hedging transactions.

The following table presents the average yield on our interest-earning assets for the three months ended March 31, 2004 and 2003, respectively.

	Three Months Ended March 31, 2004			Three Months Ended March 31, 2003
	Average Balance	Interest Income	Average Yield	Average Balance	Interest Income	Average Yield
	(dollars in thousands)
Gross	$4,726,335	$95,647	8.09%	$3,723,306	$81,284	8.73%
Add prepayment penalty income	—	7,909	0.67%	—	5,067	0.54%
Less amortization of yield adjustments (1)	—	(7,000)	(0.59)%	—	(4,897)	(0.53)%
Less amortization of fair value hedges	—	(5,557)	(0.47)%	—	(6,199)	(0.67)%

Total interest-earning assets	$4,726,335	$90,999	7.70%	$3,723,306	$75,255	8.08%

(1)	Yield adjustments include premiums, discounts, net deferred origination costs and nonrefundable fees.

Interest Expense. Interest expense increased $6.5 million, or 24%, to $33.2 million for the three months ended March 31, 2004, from $26.7 million for the three months ended March 31, 2003. The table below presents the total change in interest expense from the three months ended March 31, 2003 to the three months ended March 31, 2004, and the amount of the total change that is attributable to declining interest rates and an increase in our outstanding debt related to an increase in our loan production. As shown in the table below, for the three months ended March 31, 2004 as compared to the three months ended March 31, 2003, our interest expense decreased $1.3 million as a result of a declining interest rate environment and increased $7.8 million due to an increase in our borrowings relating to an increase in our mortgage loan production.

Rate/Volume Table - Three Months Ended March 31, 2004 versus Three Months Ended March 31, 2003

	Change in Rate	Change in Volume	Total Change in Interest Expense
	(dollars in thousands)
Securitization financing	$(1,166)	$7,552	$6,386
Warehouse financing:
Lines of credit	50	(12)	38
Repurchase agreements	(181)	232	51
Other	4	27	31

Total	$(1,293)	$7,799	$6,506

As seen in the table below, the increase in interest expense was primarily related to an increase in the average balance of borrowings of $1.2 billion, or 32%, to $5.0 billion for the three months ended March 31, 2004, from $3.8 billion for the three months ended March 31, 2003, as a result of the growth in our mortgage loan portfolio. This interest expense increase was partially offset by the accretion of yield adjustments for the three months ended March 31, 2004, as well as a decrease in the average yield on interest-bearing liabilities resulting from declining interest rates in the first quarter of 2004. The accretion of yield adjustments increased $0.2 million, or 3%, to $7.5 million for the three months ended March 31, 2004, from $7.3 million for the three months ended March 31, 2003. This was due to increased bond premiums associated with $1.1 billion of bonds issued during 2004 as a result of our mortgage loan securitizations.

The table below presents the average yield on our interest-bearing liabilities for the three months ended March 31, 2004 and 2003, respectively.

	Three Months Ended March 31, 2004			Three Months Ended March 31, 2003
	Average Balance	Interest Expense	Average Yield	Average Balance	Interest Expense	Average Yield
	(dollars in thousands)
Warehouse financing	$72,042	$444	2.44%	$75,715	$475	2.51%
Less compensating balance credits (1)	—	(161)	(0.88)%	—	(231)	(1.22)%

Net warehouse financing	72,042	283	1.56%	75,715	244	1.29%

Repurchase agreements	336,200	1,510	1.78%	287,117	1,459	2.03%
Securitization financing:
Gross	4,546,495	37,478	3.30%	3,412,266	32,146	3.77%
Less accretion of yield adjustments (2)	—	(7,465)	(0.66)%	—	(7,304)	(0.86)%
Add amortization (accretion) of cash flow hedges	—	72	0.01%	—	(1,143)	(0.13)%

Net securitization financing:	4,546,495	30,085	2.65%	3,412,266	23,699	2.78%

Notes payable	25,000	497	8.00%	25,000	493	8.00%
Other expenses	—	792	—	—	766	—

Total interest-bearing liabilities	$4,979,737	$33,167	2.66%	$3,800,098	$26,661	2.81%

(1)	Compensating balance credits represent the amount of credits against interest expense placed on the value of balances held by our financial institutions.

(2)	Yield adjustments include premiums, discounts, bond issuance costs and accumulated other comprehensive income relating to cash flow hedging related to our bonds.

Net Interest Margin. For the three months ended March 31, 2004, our net interest margin was 4.9%, as compared to 5.2% for the three months ended March 31, 2003. We experienced lower interest margin during the first quarter of 2004 as compared to the first quarter of 2003 related to higher weighted average coupon collateral being replaced by lower weighted average coupon collateral, higher prepayment speeds, higher credit quality production, and increased amortization of our yield adjustments. However, we anticipate that net interest margin may stabilize in future periods if interest rates increase, as prepayments may begin to stabilize and decline, and as a result of an increase in higher weighted average coupon production from a somewhat lower credit quality product going forward.

Provision for Mortgage Loan Losses. Provision for mortgage loan losses decreased $4.7 million, or 55%, to $3.9 million for the three months ended March 31, 2004, from $8.6 million for the three months ended March 31, 2003. This decrease is a result of the improved credit quality of our 2002 and 2003 originations, which have directly impacted our delinquency rates resulting in a decrease in delinquencies since December 31, 2003 of $122.4 million. Our mortgage loan portfolio’s weighted average median credit score increased to 611 as of March 31, 2004, from 603 as of March 31, 2003. To the extent our credit mix shifts to a lower rated credit quality mix in the future, we would expect our provisions for mortgage loan losses to increase. We also expect that our future provisions for mortgage loan losses may increase related to delinquent loan balances increasing in the future primarily as a result of the continued aging and growth of our mortgage loan portfolio. We did not make any significant changes in our reserve methodologies or assumptions during the three months ended March 31, 2004 and 2003.

We saw a slight increase in delinquency rates and loan loss experience in our owned mortgage loan portfolio in the first quarter of 2004 as compared to the first quarter of 2003 by year of origination, or vintage, due to the aging and growth of the portfolio. However, relative to past production, as measured as a percentage of the original balance, 2002, 2003, and 2004 delinquency rates are the lowest we have experienced since 1996. We believe this is the result of the credit mix of production we have originated or purchased. Loans with higher credit scores typically have lower frequency of foreclosure and loss, and our weighted average median credit score rose to 611 for the three months ended March 31, 2004, from 603 for the three months ended March 31, 2003. The chart below shows our cumulative losses by vintage.

Also by looking at the portfolio on a static pool basis, or each year’s production over time, we are experiencing an increase in overall losses. This is expected as the portfolio seasons and more foreclosure events occur. However, losses on higher credit production, primarily 2002 and 2003 production, are lower than for 2001 production as losses from production in the earlier years were charged off and replaced with loans of higher credit quality. With rising losses, loss severities have been increasing as well. This is also expected as aged REO properties begin to liquidate, even though property values are presumed to increase. Because loss severities typically increase as the portfolio gets older and refinance activity is expected to decrease, management expects our average loss severities to increase.

The following table sets forth information about the delinquency and loss experience of our owned mortgage loan portfolio.

Delinquency and Loss Experience Of Our Owned Portfolio - March 31, 2004 and 2003

	March 31,
	2004	2003
Total Delinquencies and Loss Experience	Owned Portfolio
	(dollars in thousands)
Total outstanding principal balance (at period end)	$4,918,253	$3,953,056
Delinquency (at period end):
30-59 days:
Principal balance	$208,495	$192,393
Delinquency percentage	4.24%	4.87%
60-89 days:
Principal balance	$56,428	$55,604
Delinquency percentage	1.15%	1.41%
90 days or more:
Principal balance	$46,754	$27,924
Delinquency percentage	0.95%	0.71%
Bankruptcies (1):
Principal balance	$107,873	$66,882
Delinquency percentage	2.19%	1.69%
Foreclosures:
Principal balance	$113,423	$94,069
Delinquency percentage	2.31%	2.38%
Real Estate Owned:
Principal balance	$45,233	$26,924
Delinquency percentage	0.92%	0.68%
Total Seriously Delinquent including real estate owned (2)	6.98%	6.39%
Total Seriously Delinquent excluding real estate owned	6.06%	5.71%
Net losses on liquidated loans – trust basis (3) (4)	$10,381	$5,854
Charge-offs (4) (5)	$13,350	$6,282
Percentage of trust basis losses on liquidated loans (4) (6)	0.84%	0.59%
Percentage of charge-offs on liquidated loans (4) (6)	1.09%	0.64%
Loss severity on liquidated loans (4) (7)	38.53%	33.08%

(1)	Bankruptcies include both non-performing and performing loans in which the related borrower is in bankruptcy. Amounts included for contractually current bankruptcies for the owned portfolio for March 31, 2004 and 2003 are $22.4 million and $14.6 million, respectively.

(2)	Seriously delinquent is defined as loans that are 60 or more days delinquent, foreclosed, REO, or held by a borrower who has declared bankruptcy and is 60 or more days contractually delinquent.

(3)	Net losses on liquidated loans for our portfolio exclude losses of $5.9 million relating to sales of delinquent called loans purchased at a discount and certain recoveries during the first quarter of 2004.

(4)	Amounts are for the three months ended March 31, 2004 and 2003, respectively.

(5)	Charge-offs represent the losses recognized in our financial statements in accordance with GAAP. See reconciliation of trust to charge-offs below.

(6)	Annualized.

(7)	Loss severity is defined as the total loss amount divided by the actual unpaid principal balance at the time of liquidation. Total loss amounts include all accrued interest and interest advances, fees, principal balances, all costs of liquidating and all other servicing advances for taxes, property insurance, and other servicing costs incurred and invoiced to us within 90 days following the liquidation date.

A reconciliation between trust losses and charge-offs is provided below.

Reconciliation of Trust Losses and Charge-offs For the Three Months Ended March 31, 2004 and 2003

	For the Three Months Ended March 31,
	2004	2003
	(dollars in thousands)
Losses - trust basis	$10,381	$5,854
Loan transfers to real estate owned	10,963	3,791
Realized losses on real estate owned	(9,013)	(3,871)
Timing differences between trust and financial	294	958
Loss from delinquent loan sale applied to reserve	359	—
Basis adjustments applied against loss	—	(41)
Interest not advanced on warehouse	(43)	(303)
Other	409	(106)

Charge-offs (1)	$13,350	$6,282

(1)	Charge-offs represent the losses recognized in our financial statements in accordance with GAAP.

2003 versus 2002

Interest Income. Interest income increased $106.7 million, or 47%, to $333.1 million for 2003, from $226.4 million for 2002. The increase in interest income was due primarily to an increase in gross interest income from increases in loan production, partially offset by the impact of lower interest rates, and an increase in prepayment penalty income resulting from the declining interest rate environment. These increases were partially offset by an increase in amortization of basis adjustments and fair value hedges. As shown in the table below, for the year ended December 31, 2003 as compared to the year ended December 31, 2002, our interest income decreased $27.0 million as a result of a declining interest rate environment and increased $133.7 million due to an increase in our mortgage loan production.

Rate/Volume Table – 2003 versus 2002

Change from Year Ended December 31, 2002 to December 31, 2003	Change in Rate	Change in Volume	Total Change in Interest Income
	(dollars in thousands)
Securitized loans	$(21,325)	$131,153	$109,828
Warehouse loans	(3,716)	834	(2,882)
Mortgage bonds	(1,958)	1,669	(289)
Other	—	8	8

Total	$(26,999)	$133,664	$106,665

The growth in interest income correlates to the expansion of our mortgage loan portfolio. The mortgage loan portfolio increased $1.1 billion, or 31%, to $4.7 billion at December 31, 2003, from $3.6 billion at December 31, 2002. However, this growth was offset partially by the 64 basis point decrease in the gross weighted-average coupon due to the declining interest rate environment experienced during 2003 and an increase in credit grade in our mortgage loan portfolio. New production for the year ended December 31, 2003 had a weighted average coupon rate of 7.7% as compared to loans being removed from our portfolio at 9.0%. Our weighted-average credit score increased to 610 at December 31, 2003, from 600 at December 31, 2002. The credit scores ranged from 300 to 900.

Prepayment penalty income increased $19.3 million, or 160%, to $31.6 million for 2003, from $12.3 million for 2002. The declining interest rate environment in 2003 contributed to the increase in prepayment penalty income earned, since mortgage loan prepayments tend to increase as interest rates decline. Amortization expense of yield adjustments increased $14.1 million, or 114%, to $26.5 million for 2003, from $12.4 million for 2002. This increase was predominantly caused by the amortization related to the yield adjustments on loans originated during 2003, which increased due to the origination and purchase of more mortgage loans.

The amortization expense of fair value hedges increased $20.7 million, or 357%, to $26.5 million for 2003, from $5.8 million in 2002. This resulted from a higher balance of fair value hedges in 2003 compared to 2002 because the loss on our fair value hedges increased significantly in 2002 compared to 2001. During 2002, we had used a combination of swaps and Eurodollar futures to manage the interest rate risk inherent in financing our mortgage loan portfolio. The market value of these instruments can be volatile and cause cash outlays in the event of declining rates, as seen in 2002. This increase in loss resulted in a higher balance of fair value hedges to amortize during 2003.

The following table presents the average yield on our interest-earning assets for the years ended December 31, 2003 and 2002, respectively.

Interest Income Yield Analysis – 2003 versus 2002

	Year Ended December 31, 2003			Year Ended December 31, 2002
	Average Balance	Interest Income	Average Yield	Average Balance	Interest Income	Average Yield
	(dollars in thousands)
Gross	$4,214,186	$354,529	8.41%	$2,566,292	$232,350	9.05%
Add prepayment penalty income(1)	—	31,560	0.75%	—	12,336	0.48%
Less amortization of yield adjustments(2)	—	(26,495)	(0.63)%	—	(12,447)	(0.49)%
Less amortization of fair value hedges	—	(26,530)	(0.63)%	—	(5,840)	(0.23)%

Total interest-earning assets	$4,214,186	$333,064	7.90%	$2,566,292	$226,399	8.81%

(1)	Previously we recorded prepayment penalty income as a component of net servicing income. We have reclassified prepayment penalty income earned on our owned portfolio to interest income for all periods presented.

(2)	Yield adjustments include premiums, discounts, net deferred origination costs and nonrefundable fees.

Interest Expense. Interest expense increased $36.2 million, or 42%, to $123.3 million for 2003, from $87.1 million for 2002. The table below presents the total change in interest expense from December 31, 2002 to 2003, and the amount of the total change that was attributable to changes in interest rates and an increase in our outstanding debt related to an increase in our loan production.

As shown in the table below, for the year ended December 31, 2003 as compared to the year ended December 31, 2002, our interest expense decreased $12.4 million as a result of a declining interest rate environment and increased $48.6 million due to an increase in our borrowings relating to an increase in our mortgage loan production.

Rate/Volume Table – 2003 versus 2002

Change from Year Ended December 31, 2002 to December 31, 2003	Change in Rate	Change in Volume	Total Change in Interest Expense
	(dollars in thousands)
Securitization financing	$(10,780)	$47,991	$37,211
Warehouse financing:
Lines of credit	(125)	206	81
Repurchase agreements	(1,446)	(311)	(1,757)
Other	—	700	700

Total	$(12,351)	$48,586	$36,235

As shown in the table below, the increase was primarily related to the average balance of borrowings increasing $1.7 billion, or 65%, to $4.3 billion for the year ended December 31, 2003, from $2.6 billion for the year ended December 31, 2002 , as a result of the growth in our mortgage loan portfolio. This interest expense increase was partially offset by the accretion of basis adjustments for the year ended December 31, 2003, as well as a decrease in the average yield on interest-bearing liabilities resulting from declining interest rates in 2003. The accretion of basis adjustments increased $14.7 million, or 83%, to $32.4 million in 2003, from $17.7 million in 2002. This was due to increased bond premiums associated with $2.4 billion of bonds issued during 2003 as a result of our mortgage loan securitizations. The table below presents the average yield on our interest-bearing liabilities for the years ended December 31, 2003 and 2002, respectively.

Interest Expense Yield Analysis – 2003 versus 2002

	Year Ended December 31, 2003			Year Ended December 31, 2002
	Average Balance	Interest Expense	Average Yield	Average Balance	Interest Expense	Average Yield
	(dollars in thousands)
Warehouse financing	$75,621	$1,901	2.51%	$60,845	$1,888	3.10%
Less compensating balance credits(1)	—	(891)	(1.17)%	—	(965)	(1.58)%

Net warehouse financing	75,621	1,010	1.34%	60,845	923	1.52%

Repurchase agreements	263,320	5,012	1.90%	276,634	6,733	2.43%
Securitization financing:
Gross	3,937,608	142,365	3.62%	2,279,536	93,293	4.09%
Less accretion of basis adjustments(2)	—	(32,381)	(0.82)%	—	(17,707)	(0.78)%
Add amortization (accretion) of cash flow hedges	—	1,431	0.03%	—	(1,382)	(0.05)%

Net securitization financing:	3,937,608	111,415	2.83%	2,279,536	74,204	3.26%

Notes payable	25,000	2,000	8.00%	25,000	2,000	8.00%
Other expenses	—	3,866	—	—	3,208	—

Total interest-bearing liabilities	$4,301,549	$123,303	2.87%	$2,642,015	$87,068	3.30%

(1)	Compensating balance credits represent the amount of credits against interest expense placed on the value of balances held by our financial institutions.

(2)	Basis adjustments include premiums, discounts, bond issuance costs and accumulated other comprehensive income relating to cash flow hedging related to our bonds.

Net Interest Margin. For the year ended December 31, 2003, our net interest margin was 5.0%, as compared to 5.4% for the year ended December 31, 2002. We experienced lower interest margin during 2003 compared to 2002 related to higher weighted average coupon collateral being replaced by lower weighted average coupon collateral, higher prepayments speeds, higher credit quality production, and increased amortization of our hedge positions.

Provision for Mortgage Loan Losses. Provision for mortgage loan losses increased $4.9 million, or 17.0%, to $33.0 million for the year ended December 31, 2003, from $28.1 million for the year ended December 31, 2002. This increase was a result of an increase in delinquent loan balances due to the aged portion of our mortgage loan portfolio. However, our provision for mortgage loan losses did not increase at the same rate as our mortgage loan portfolio due to the improved credit quality of our new originations, which directly impacted our delinquency rates. Our mortgage loan portfolio’s weighted average median credit score increased to 610 as of December 31, 2003, from 600 as of December 31, 2002. We did not make any significant changes in our reserve methodologies or assumptions during the years ended December 31, 2003 and 2002.

We saw a slight increase in delinquency rates and loan loss experience in our owned mortgage loan portfolio in 2003 by vintage, due to the aging and growth of the portfolio. However, relative to past production, as measured as a percentage of the original balance, 2002 and 2003 delinquency rates are the lowest we have experienced since 1996. We believe this is the result of the credit mix of production we have originated. As we move to higher interest rate, lower credit grade products, however, delinquencies can be expected to increase. The chart below shows our cumulative losses by vintage as well as our cumulative losses for our total owned portfolio, which is referred to as Total SCI in the chart below.

The following table sets forth information about the delinquency and loss experience of our owned mortgage loan portfolio.

Delinquency and Loss Experience Of Our Owned Portfolio – 2003, 2002, and 2001

	December 31,
	2003	2002	2001(1)
Total Delinquencies and Loss Experience	Owned Portfolio
	(dollars in thousands)
Total outstanding principal balance (at period end)	$4,665,770	$3,505,255	$1,665,060
Delinquency (at period end):
30-59 days:
Principal balance	$295,754	$209,600	$133,261
Delinquency percentage	6.34%	5.98%	8.00%
60-89 days:
Principal balance	$68,019	$68,263	$22,202
Delinquency percentage	1.46%	1.95%	1.33%
90 days or more:
Principal balance	$43,773	$37,685	$9,153
Delinquency percentage	0.94%	1.08%	0.55%
Bankruptcies(2):
Principal balance	$94,524	$55,339	$7,332
Delinquency percentage	2.03%	1.58%	0.44%
Foreclosures:
Principal balance	$134,654	$78,910	$24,308
Delinquency percentage	2.89%	2.25%	1.46%
Real Estate Owned:
Principal balance	$37,896	$22,878	$3,578
Delinquency percentage	0.81%	0.65%	0.21%
Total Seriously Delinquent including real estate owned(3)	7.69%	7.06%	3.81%
Total Seriously Delinquent excluding real estate owned	6.88%	6.41%	3.59%
Net losses on liquidated loans – trust basis(4) (5)	$27,766	$8,844	$20
Charge-offs(5) (6)	$30,914	$14,097	$1,315
Percentage of trust basis losses on liquidated loans	0.60%	0.18%	—
Loss severity on liquidated loans(7)	34.31%	24.75%	4.79%

(1)	We began structuring our securitizations as financing transactions beginning July 6, 2001; therefore, there were no portfolio balances before July 6, 2001.

(2)	Bankruptcies include both non-performing and performing loans in which the related borrower is in bankruptcy. Amounts included for contractually current bankruptcies for the owned portfolio for December 31, 2003, 2002, and 2001 are $15.2 million, $12.4 million, and $2.7 million, respectively.

(3)	Seriously delinquent is defined as loans that are 60 or more days delinquent, foreclosed, REO, or held by a borrower who has declared bankruptcy and is 60 or more days contractually delinquent.

(4)	Net losses on liquidated loans for our portfolio exclude losses of $12.6 million relating to sales of delinquent called loans purchased at a discount and certain recoveries during 2002.

(5)	Amounts are for the year ended December 31, 2003, 2002, and 2001, respectively.

(6)	Charge-offs represent the losses recognized in our financial statements in accordance with GAAP. See reconciliation of trust to charge-offs below.

(7)	Loss severity is defined as the total loss amount divided by the actual unpaid principal balance at the time of liquidation. Total loss amounts include all accrued interest and interest advances, fees, principal balances, all costs of liquidating and all other servicing advances for taxes, property insurance, and other servicing costs incurred and invoiced to us within 90 days following the liquidation date.

A reconciliation between trust losses and charge-offs is provided below.

Reconciliation of Trust Losses and Charge-offs – 2003, 2002, and 2001

	For the Years Ended December 31,
	2003	2002	2001
	(dollars in thousands)
Losses – trust basis	$27,766	$8,844	$20
Loan transfers to real estate owned	23,218	8,861	893
Realized losses on real estate owned	(21,372)	(7,255)	—
Timing differences between trust and financial	2,395	598	—
Loss from delinquent loan sale applied to reserve	250	1,368	685
Basis adjustments applied against loss	(279)	—	—
Interest not advanced on warehouse	(693)	—	—
Other	(371)	1,681	(283)

Charge-offs(1)	$30,914	$14,097	$1,315

(1)	Charge-offs represent the losses recognized in our financial statements in accordance with GAAP.

2002 versus 2001

Interest Income. Interest income increased $160.1 million, or 241%, to $226.4 million for 2002, from $66.3 million for 2001. The increase in interest income was due primarily from a result of our changes in securitization structure as of July 6, 2001, which requires portfolio accounting, and which resulted in us having more mortgage loans on our consolidated balance sheets. As shown in the table below, for the year ended December 31, 2002 as compared to 2001, our interest income decreased $5.3 million as a result of a declining interest rate environment and increased $165.4 million due to an increase in our mortgage loan production.

Rate/Volume Table – 2002 versus 2001

Change from Year Ended December 31, 2001 to December 31, 2002	Change in Rate	Change in Volume	Total Change in Interest Income
	(dollars in thousands)
Securitized loans	$(881)	$156,103	$155,222
Warehouse loans	(4,414)	5,715	1,301
Mortgage bonds	—	1,659	1,659
Residuals	—	1,909	1,909
Other	—	13	13

Total	$(5,295)	$165,399	$160,104

The amortization expense of fair value hedges increased $5.8 million, or 100%, for 2002 as compared to 2001. We began to experience significant losses on our fair value hedges in 2002. During 2002, we used a combination of swaps and Eurodollar futures to manage the interest rate risk inherent in financing our portfolio. The market value of these instruments can be volatile and cause cash outlays in the event of declining rates, as seen in 2002. The table below presents the average yield on our interest-earning assets for the years ended December 31, 2002 and 2001, respectively.

Interest Income Yield Analysis – 2002 versus 2001

	Year Ended December 31, 2002			Year Ended December 31, 2001
	Average Balance	Interest Income	Average Yield	Average Balance	Interest Income	Average Yield
	(dollars in thousands)
Gross loans	$2,566,292	$232,350	9.05%	$733,297	$68,870	9.39%
Add prepayment penalty income (1)	—	12,336	0.48%	—	636	0.09%
Less amortization of yield adjustments(2)	—	(12,447)	(0.49)%	—	(1,301)	(0.18)%
Less amortization of fair value hedges	—	(5,840)	(0.23)%	—	—	—
Other	—	—	—	—	(1,910)	—

Total interest-earning assets	$2,566,292	$226,399	8.82%	$733,297	$66,295	9.04%

(1)	Previously we recorded prepayment penalty income as a component of net servicing income. We have reclassified prepayment penalty income earned on our owned portfolio to interest income for all periods presented.

(2)	Yield adjustments include premiums, discounts, net deferred origination costs and nonrefundable fees.

Interest Expense. Interest expense increased $52.1 million, or 149%, to $87.1 million for the year ended December 31, 2002, from $35.0 million for the year ended December 31, 2001. As shown in the table below, for 2002 as compared to 2001, our interest expense increased $61.9 million due to an increase in our borrowings relating to an increase in our mortgage loan production but decreased $9.8 million as a result of a declining interest rate environment.

Rate/Volume Table – 2002 versus 2001

Change from Year Ended December 31, 2001 to December 31, 2002	Change in Rate	Change in Volume	Total Change in Interest Expense
	(dollars in thousands)
Securitization financing	$(2,528)	$59,733	$57,205
Warehouse financing:
Lines of credit	89	173	262
Repurchase agreements	(8,426)	4,115	(4,311)
Note payable	1,027	(3,672)	(2,645)
Other	—	1,576	1,576

Total	$(9,838)	$61,925	$52,087

The increase in interest expense was primarily related to our changes in securitization structure, which requires portfolio accounting, and which resulted in us having more debt on our consolidated balance sheets. As seen in the table below, primarily, gross interest expense on bonds increased $73.5 million, partially offset by the accretion of basis adjustments, which increased $14.9 million, as well as a decrease in the average yield on interest-bearing liabilities resulting from declining interest rates in 2002. We also saw a decrease in interest expense of $2.6 million from 2001 to 2002 due to a line of credit with Dominion that we had in 2001. The table below presents the average yield on our interest-bearing liabilities for the years ended December 31, 2002 and 2001, respectively.

Interest Expense Yield Analysis – 2002 versus 2001

	Year Ended December 31, 2002			Year Ended December 31, 2001
	Average Balance	Interest Expense	Average Yield	Average Balance	Interest Expense	Average Yield
	(dollars in thousands)
Warehouse financing	$60,845	$1,888	3.10%	$48,972	$2,009	4.10%
Less compensating balance credits(1)	—	(965)	(1.58)%	—	(1,348)	(2.75)%

Net warehouse financing	60,845	923	1.52%	48,972	661	1.35%

Repurchase agreements	276,634	6,733	2.43%	182,594	11,044	6.05%
Securitization financing:
Gross	2,279,536	93,293	4.09%	453,339	19,767	4.36%
Less accretion of basis adjustments(2)	—	(17,707)	(0.78)%	—	(2,768)	(0.61)%
Less accretion of cash flow hedges	—	(1,382)	(0.05)%	—	—	—

Net securitization financing:	2,279,536	74,204	3.26%	453,339	16,999	3.75%

Notes payable	25,000	2,000	8.00%	73,858	4,650	6.30%
Other expenses	—	3,208	—	—	1,627	—

Total interest-bearing liabilities	$2,642,015	$87,068	3.30%	$758,763	$34,981	4.61%

(1)	Compensating balance credits represent the amount of credits against interest expense placed on the value of balances held by our financial institutions.

(2)	Basis adjustments include deferred issuance costs and premiums and discounts on bonds.

Net Interest Margin. For the year ended December 31, 2002, our net interest margin was 5.4%, as compared to 4.3% for the year ended December 31, 2001. This increase was primarily due to declining short-term interest rates. This caused our borrowing costs to decline at a faster rate than our interest earning assets. In addition, the amount of prepayment penalties collected during 2002 increased due to an increase in refinancing activity.

Provision for Mortgage Loan Losses. Provision for mortgage loan losses increased $7.8 million, or 38%, to $28.1 million for the year ended December 31, 2002, from $20.3 million for the year ended December 31, 2001. The increase was a result of our changes in securitization structure during July 2001 and our use of portfolio accounting for the full year 2002, which resulted in us having more mortgage loans on our consolidated balance sheets. Beginning in April 2002, we began utilizing the results of an enhanced version of our roll rate analysis that includes prepayment assumptions. We did not make any other significant changes in our reserve methodologies or assumptions during the year ended December 31, 2002.

Gain on Sale of Mortgage Assets. Gain on sale of mortgage assets decreased $32.5 million, or 99%, to $0.4 million for the year ended December 31, 2002, from $32.9 million for the year ended December 31, 2001. This decrease was attributable to our changes in securitization structure after July 5, 2001, at which time we ceased recording a gain at the time of securitization and began recording interest income and loan loss provision over the life of our mortgage loans. The gain on sale of mortgage assets recorded during the year ended December 31, 2002 was related to a cash sale of mortgage assets and not a securitization.

Servicing Segment

	March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(dollars in thousands)
Net Revenues
Gross servicing income	$10,929	$9,565	$39,260	$38,154	$42,806
Prepayment penalty income(1)	—	—	—	—	8,454
Amortization and impairment	(6,037)	(1,985)	(7,126)	(15,230)	(23,013)

Servicing income, net of amortization and impairment	$4,892	$7,580	$32,134	$22,924	$28,247

(1)	Includes prepayment penalty income earned on the residual assets we owned prior to our divestiture. Previously we recorded prepayment penalty income as a component of net servicing income. We have reclassified prepayment penalty income earned on our owned portfolio to interest income for all periods presented.

We evaluate the performance of our servicing segment based on servicing income, net of amortization and impairment, cost to service a loan, and delinquency levels as measures of the performance of the segment. We believe these measures assist investors by allowing them to evaluate performance of our servicing segment. The following discussion highlights changes in our servicing segment.

Three Months Ended March 31, 2004 versus Three Months Ended March 31, 2003

Servicing Income, Net of Amortization and Impairment. Servicing income, net of amortization and impairment, decreased $2.7 million, or 36%, to $4.9 million for the three months ended March 31, 2004, from $7.6 million for the three months ended March 31, 2003. The increase in gross servicing income of $1.4 million was primarily the result of a higher average total servicing portfolio for the three months ended March 31, 2004 due to the continued growth in our owned portfolio as well as the acquisition of additional third party servicing. This increase was offset by an increase of $4.1 million of amortization and impairment expense of MSRs for the three months ended March 31, 2004 as compared to the three months ended March 31, 2003. The increase in MSR amortization was due to increased servicing acquisitions and the use of discounted projected net servicing income as a prospective change in estimate in the first quarter of 2004, which further accelerates amortization expense and is more consistent with the underlying methods used to determine fair value. The increase in the MSR impairment was due to a temporary impairment of $2.8 million. We expect our servicing income, net of amortization and impairment, to increase as we grow our third party servicing portfolio. Information relating to our servicing income is shown in the table below:

Servicing Income For the Three Months Ended March 31, 2004 versus the Three Months Ended March 31, 2003

	Three Months Ended March 31,		% Variance
	2004	2003
	(dollars in thousands)
Average third party servicing portfolio	$5,221,358	$4,256,083	23%
Average owned portfolio	$4,792,012	$3,729,156	29%
Average total servicing portfolio	$10,013,370	$7,985,238	25%
Gross servicing income	$10,929	$9,566	14%
Amortization and impairment	$6,037	$1,986	204%
Servicing fees - third party portfolio (1) (2)	57	68
Amortization - third party portfolio(1)	25	14
Impairment - third party portfolio (1)	21	5
Other servicing income – total servicing portfolio (1)(3)	14	12
Servicing income – total servicing portfolio (1)	44	48

(1)	Annualized and in basis points.

(2)	Includes master servicing fees.

(3)	Includes primarily late fees, electronic processing fees, and tax service fee expense. Ancillary fees are collected and recorded within other servicing income for both the third party portfolio as well as the owned portfolio.

2003 versus 2002

Servicing Income, Net of Amortization and Impairment. Servicing income, net of amortization and impairment, increased $9.2 million, or 40%, to $32.1 million for 2003, from $22.9 million for 2002. The increase in gross servicing income of $1.1 million was primarily the result of a higher average total servicing portfolio for the year ended December 31, 2003 due to the continued growth in our owned portfolio as well as the acquisition of additional third party servicing. We also experienced a decrease of $8.1 million of amortization and impairment expense of MSRs for the year ended December 31, 2003 as compared to the year ended December 31, 2002. In 2003, we began using a third party source to determine our anticipated future cash flows in order to calculate amortization. The decrease in MSR amortization was due to the aging of the associated third party loan portfolio as well as the timing of our acquisition of new purchases during 2003, while the decrease in the MSR impairment was due to the expectation that prepayment speeds will decrease in 2004. Information relating to our servicing income is shown in the table below:

Servicing Income - 2003 versus 2002

	Year Ended December 31,		% Variance
	2003	2002
	(dollars in thousands)
Average third party servicing portfolio	$4,652,029	$4,444,150	5%
Average owned portfolio	$4,085,513	$2,521,282	62%
Average total servicing portfolio	$8,737,542	$6,965,432	25%
Gross servicing income	$39,260	$38,154	3%
Amortization and impairment(1)	$7,126	$15,230	(53)%
Servicing fees - third party portfolio(2) (3)	59	61
Amortization and impairment - third party portfolio(1)(2)	15	34
Other servicing income – total servicing portfolio(2)(4)	13	16
Servicing income – total servicing portfolio(2)	45	55

(1)	Includes amortization of MSRs.

(2)	Annualized and in basis points.

(3)	Includes master servicing fees.

(4)	Includes primarily late fees, electronic processing fees, and tax service fee expense. Ancillary fees are collected and recorded within other servicing income for both the third party portfolio as well as the owned portfolio.

2002 versus 2001

Servicing Income, Net of Amortization and Impairment. Servicing income, net of amortization and impairment decreased $5.3 million, or 19%, to $22.9 million for 2002, from $28.2 million for 2001. The increase was primarily due to a decrease of $7.4 million of amortization expense for the year ended December 31, 2002 as compared to the year ended December 31, 2001, offset by a decrease of prepayment penalty income for third party loans of $8.5 million, an impairment charge during 2002 of $1.8 million and decreased servicing income of $2.5 million. Information relating to the servicing income is shown in the table below:

Servicing Income - 2002 versus 2001

	Year Ended December 31,		% Variance
	2002	2001
	(dollars in thousands)
Average third party servicing portfolio	$4,444,150	$5,203,296	(15)%
Average owned portfolio	$2,521,282	$768,654	228%
Average total servicing portfolio	$6,965,432	$5,971,951	17%
Gross servicing income	$38,154	$40,686	(6)%
Prepayment penalty income(1)	—	$8,454	(100)%
Amortization and impairment(2)	$15,230	$20,893	(27)%
Servicing fees - third party portfolio(3) (4)	61	58
Amortization and impairment - third party portfolio(2)(3)	34	40
Prepayment penalty income - third party portfolio(3)	—	16
Other servicing income – total servicing portfolio(3)(5)	16	18
Servicing income – total servicing portfolio(3)	55	68

(1)	Includes prepayment penalty income earned on the residual assets we owned prior to our divestiture. Previously we recorded prepayment penalty income as a component of net servicing income. We have reclassified prepayment penalty income earned on our owned portfolio to interest income for all periods presented.

(2)	Includes amortization of MSRs, and before our divestiture, amortization of prepayment penalties since Dominion retained the related residual assets.

(3)	Annualized and in basis points.

(4)	Includes master servicing fees.

(5)	Includes primarily late fees, electronic processing fees, and tax service fee expense. Ancillary fees are collected and recorded within other servicing income for both the third party portfolio as well as the owned portfolio.

Our Mortgage Loan Servicing Portfolio

In addition to servicing mortgage loans that we originate or purchase, we service mortgage loans for other lenders and investors. For the three months ended March 31, 2004, we purchased the rights to service $569.3 million of mortgage loans. For the year ended December 31, 2003, we purchased the rights to service $3.3 billion in mortgage loans.

Our loan servicing portfolio as of March 31, 2004 is summarized below:

	Number of Loans	Principal Balance	Percent of Total	Average Loan Balance
	(dollars in thousands)
Owned Portfolio:
Saxon Capital, Inc. (1)	37,322	$4,918,253	49%	$132
Third Party Servicing:
Greenwich Capital, Inc.	22,395	$3,739,288		$167
Dominion Capital (2)	14,135	1,070,753		76
Credit Suisse First Boston	2,900	332,987		115
Dynex Capital, Inc.	513	49,716		97
Fannie Mae	233	5,294		23
Various government entities and other investors	365	10,925		30

Total third party servicing	40,541	$5,208,963	51%	$128

Total	77,863	$10,127,216		$130

(1)	Includes loans we originated and purchased from July 6, 2001 to March 31, 2004.

(2)	Includes loans securitized by SCI Services, Inc. from May 1996 to July 5, 2001.

Our loan servicing portfolio as of December 31, 2003 is summarized below:

	Number of Loans	Principal Balance	Average Loan Balance
	(dollars in thousands)
Saxon Capital, Inc.(1)	35,056	$4,665,770	$133
Greenwich Capital, Inc.	20,217	3,342,800	165
Dominion Capital(2)	17,800	1,358,506	76
Credit Suisse First Boston	3,301	388,791	118
Dynex Capital, Inc.	567	54,922	97
Fannie Mae	251	5,679	23
Various government entities and other investors	749	83,055	111

Total	77,941	$9,899,523	$127

(1)	Includes loans we originated and purchased from July 6, 2001 to December 31, 2003.

(2)	Includes loans securitized by SCI Services, Inc. from May 1996 to July 5, 2001.

Our mortgage loan servicing portfolio, including loans recorded on the condensed consolidated balance sheets, increased $0.2 billion, or 2%, to $10.1 billion at March 31, 2004, from $9.9 billion at December 31, 2003. The increase was due primarily to the origination and purchase of $0.8 billion of mortgage loans during the first quarter of 2004 and the acquisition of servicing rights related to $0.6 billion of mortgage loans owned by non-affiliated companies during the first quarter of 2004, partially offset by decreases caused by prepayments and losses totaling $1.0 billion. Our mortgage loan servicing portfolio, including loans recorded on the consolidated balance sheets, increased $2.3 billion, or 30%, to $9.9 billion at December 31, 2003, from $7.6 billion at December 31, 2002. The increase was due primarily to the origination and purchase of $2.8 billion of mortgage loans during 2003 and the acquisition of servicing rights related to $3.3 billion of mortgage loans owned by non-affiliated companies during 2003, partially offset by decreases caused by prepayments and losses totaling $3.5 billion. Our mortgage loan servicing portfolio, including loans recorded on the consolidated balance sheets, increased $1.2 billion, or 19%, to $7.6 billion at December 31, 2002, from $6.4 billion at December 31, 2001. The increase was due primarily to the origination and purchase of $2.5 billion of mortgage loans during the year ended December 31, 2002, the acquisition of servicing rights related to $1.1 billion of mortgage loans owned by non-affiliated companies during the year ended December 31, 2002, offset by decreases caused by prepayments and losses totaling $2.7 billion.

We believe we can increase our servicing portfolio because competition in the non-conforming mortgage loan industry has been adversely affected by limited access to capital, lower than anticipated performance of seasoned portfolios, and industry consolidation. Competitors with limited access to capital have shifted their operations to selling loans, along with the related servicing rights, or have entered into strategic alliances with investment banks to increase their liquidity and access to the capital markets. This has resulted in an increasing number of asset-backed securities being issued by entities that do not perform servicing which is presenting opportunities for us to increase the size of our portfolio of loans serviced for third parties. During the first quarter of 2004, we committed to purchase an additional $1.6 billion in third party servicing rights through the second quarter 2004, of which $1.1 billion was purchased in April 2004 for $8.0 million.

We include all costs to service mortgage loans within the servicing segment. We maintained a consistent cost to service of 26 basis points for the first quarter of 2004 and for the first quarter of 2003. We reduced our cost to service to 26 basis points for the fourth quarter of 2003, from 32 basis points for the fourth quarter of 2002 due to an increase in our overall servicing portfolio and credit quality of the owned portfolio, as well as a continued investment in technology and training. Our cost to service had increased to 32 basis points during the fourth quarter of 2002 due to our preparations for a servicing system conversion, which was completed during the third quarter of 2003.

Our Delinquency and Loss Experience – Total Servicing Portfolio

We experienced a decline in seriously delinquent accounts for our total servicing portfolio to 7.93% for the first quarter of 2004, from 9.82% for the first quarter of 2003. We experienced a decline in seriously delinquent accounts for our total servicing portfolio to 9% in 2003, from 12% in 2001. This was mainly a result of the higher credit quality of new production since 2001 as well as our additional third party purchases since 2002. Higher delinquencies on our third party servicing portfolio will negatively impact our servicing income and the fair value of our MSRs, and cause us to pay more in servicing advances. The following tables set forth information about the delinquency and loss experience of the mortgage loans we service (which are primarily loans we have originated or purchased and have been or will be securitized for the periods indicated).

	March 31,		December 31,
	2004	2003	2003	2002	2001(1)
	Total Servicing Portfolio
	(dollars in thousands)
Total Delinquencies and Loss Experience (1)
Total outstanding principal balance (at period end)	$10,127,216	$8,394,916	$9,899,523	$7,575,560	$6,483,482
Delinquency (at period end):
30-59 days:
Principal balance	$434,921	$440,530	$605,980	$504,229	$648,986
Delinquency percentage	4.29%	5.25%	6.12%	6.66%	10.01%
60-89 days:
Principal balance	$112,050	$140,712	$138,253	$160,058	$126,723
Delinquency percentage	1.11%	1.68%	1.40%	2.11%	1.95%
90 days or more:
Principal balance	$90,360	$78,115	$96,388	$110,260	$78,121
Delinquency percentage	0.89%	0.93%	0.97%	1.46%	1.20%
Bankruptcies (2):
Principal balance	$304,437	$292,366	$300,282	$277,447	$215,213
Delinquency percentage	3.01%	3.48%	3.03%	3.66%	3.32%
Foreclosures:
Principal balance	$257,228	$267,015	$298,658	$245,069	$277,742
Delinquency percentage	2.54%	3.18%	3.02%	3.23%	4.28%
Real estate owned:
Principal balance	$105,559	$112,767	$107,202	$118,960	$116,252
Delinquency percentage	1.04%	1.34%	1.08%	1.57%	1.79%
Total seriously delinquent including real estate owned (3)	7.93%	9.82%	8.89%	11.25%	11.95%
Total seriously delinquent excluding real estate owned	6.89%	8.47%	7.81%	9.68%	10.15%
Net losses on liquidated loans – trust basis (4)	$26,982	$26,554	$107,646	$113,389	$81,363
Percentage of trust basis losses on liquidated loans	1.07%	1.27%	1.09%	1.50%	1.28%
Loss severity on liquidated loans (5)	45.64%	41.65%	42.03%	38.81%	37.10%

(1)	Includes all loans we service.

(2)	Bankruptcies include both non-performing and performing loans in which the related borrower is in bankruptcy. Amounts included for contractually current bankruptcies for the total servicing portfolio for March 31, 2004 and 2003 are $53.1 million and $53.3 million, respectively, and for December 31, 2003, 2002, and 2001 are $43.7 million, $46.6 million, and $31.6 million, respectively.

(3)	Seriously delinquent is defined as loans that are 60 or more days delinquent, foreclosed, REO, or held by a borrower who has declared bankruptcy and is 60 or more days contractually delinquent.

(4)	Amounts are for the three months ended March 31, 2004 and 2003, respectively, and for the year ended December 31, 2003, 2002, and 2001, respectively.

(5)	Net losses on liquidated loans exclude losses of $5.9 million relating to sales of delinquent called loans purchased at a discount and certain recoveries during the first quarter of 2004.

(6)	Amounts for the three months ended March 31, 2004 and 2003 are annualized.

(7)	Loss severity is defined as the total loss amount divided by the actual unpaid principal balance at the time of liquidation. Total loss amounts include all accrued interest and interest advances, fees, principal balances, all costs of liquidating and all other servicing advances for taxes, property insurance, and other servicing costs incurred and invoiced to us within 90 days following the liquidation date.

Delinquency by Credit Grade by Year Funded(1)(2)

	Original Balance	Balance Outstanding	Percentage of Original Remaining	A+/A	Percentage 60+ Days Delinquent(3)				Total	Cumulative Loss Percentage(4)	Loss Severity(5)
Year					A-	B	C	D
	(dollars in thousands)
1996	$741,645	$19,730	2.7%	7.83%	5.40%	—	39.56%	—	6.92%	1.92%	31.45%
1997	$1,769,538	$80,432	4.5%	3.02%	8.76%	9.08%	6.62%	10.41%	6.99%	3.16%	38.59%
1998	$2,084,718	$191,952	9.2%	10.24%	14.82%	20.80%	24.10%	34.38%	15.28%	3.71%	39.75%
1999	$2,381,387	$399,326	16.8%	12.90%	23.02%	29.91%	38.41%	40.12%	24.44%	4.23%	41.35%
2000	$2,078,637	$430,853	20.7%	17.41%	26.69%	34.18%	40.79%	47.93%	29.46%	4.09%	40.76%
2001	$2,364,234	$717,926	30.4%	11.84%	25.52%	30.20%	38.43%	42.13%	22.39%	2.26%	36.75%
2002	$2,484,074	$1,234,594	49.7%	6.38%	14.62%	20.07%	23.58%	28.65%	10.80%	0.44%	29.13%
2003	$2,842,942	$2,287,032	80.4%	1.72%	4.66%	5.64%	8.38%	10.16%	3.00%	0.03%	17.15%
2004	$778,734	$487,064	62.5%	0.26%	—	0.45%	—	—	0.16%	—	—

(1)	Includes loans originated by us and our predecessor.

(2)	As of March 31, 2004.

(3)	The letter grade applied to each risk classification reflects our internal standards and does not necessarily correspond to classifications used by other mortgage lenders.

(4)	Includes securitization losses and losses incurred from loan repurchases, delinquent loan sales, and unsecuritized loans.

(5)	Loss severity is defined as the total loss amount divided by the actual unpaid principal balance at the time of liquidation. Total loss amounts include all accrued interest and interest advances, fees, principal balances, all costs of liquidating and all other servicing advances for taxes, property insurance, and other servicing costs incurred and invoiced to us within 90 days following the liquidation date.

Mortgage Loan Production Segments

We evaluate the performance of our mortgage loan production segments based on production levels and net cost to produce as measures of the performance of those segments. We believe the characteristics and level of mortgage loan production and related cost to produce assists investors by allowing them to evaluate performance of our mortgage loan production segments. The following discussion highlights changes in our mortgage loan production segments.

Wholesale Segment

Three Months Ended March 31, 2004 versus Three Months Ended March 31, 2003

For the three months ended March 31, 2004, wholesale loan production increased $26.5 million, or 10%, over the three months ended March 31, 2003. This favorable production trend was primarily the result of a lower interest rate environment quarter to quarter, a change in management in the wholesale segment that took place in the first quarter of 2003, and a change in our pricing methodology to become more competitive and gain market share. Over the same period, our weighted average median credit scores increased slightly, to 629 for the three months ended March 31, 2004, from 627 for the three months ended March 31, 2003. During sustained periods of falling interest rates, sub-prime mortgage brokers focus their marketing efforts on refinancing higher credit quality borrowers. While the demand is high, the average coupon rate on loans for these borrowers is substantially lower. We have seen an increase in our application volume quarter to quarter, and expect that this will result in increased production in the future. In 2004, we expect our resulting credit mix to be similar to what we experienced in 2002, at which time 22% of our total production had credit scores higher than 651. We have also experienced declines in the percentage of our production with prepayment penalties, primarily related to amended government regulations, and we expect this trend to continue.

The following table sets forth selected information about our wholesale loan production for the three months ended March 31, 2004 and 2003:

	For the Three Months Ended March 31,
	2004	2003	Variance
	(dollars in thousands)
Loan production	$301,206	$274,724	9.64%
Average principal balance per loan	$167	$151	10.60%
Number of loans originated	1,807	1,819	(0.66)%
Combined weighted average initial loan to value (LTV)	81.11%	78.99%	2.68%
Percentage of first mortgage loans owner occupied	91.61%	91.00%	0.67%
Percentage with prepayment penalty	74.65%	73.40%	1.70%
Weighted average median credit score (1)	629	627	2 points
Percentage fixed rate mortgages	25.17%	30.73%	(18.09)%
Percentage adjustable rate mortgages	74.83%	69.27%	8.03%
Weighted average interest rate:
Fixed rate mortgages	7.74%	8.37%	(7.53)%
Adjustable rate mortgages	6.82%	7.70%	(11.43)%
Gross margin- adjustable rate mortgages (2)	5.10%	5.22%	(2.30)%
Average number of account executives	131	128	2.34%
Volume per account executive	$2,299	$2,146	7.13%
Loans originated per account executive	14	14	—

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table highlights the net cost to produce loans for our wholesale segment for the three months ended March 31, 2004 and 2003:

	For the Three Month Ended March 31, 2004			For the Three Months Ended March 31, 2003
	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized
Fees collected (1)	(32)	32	—	(35)	35	—
General and administrative production costs (1)(2)	249	(103)	146	279	(88)	191
Premium paid (1)	111	(111)	—	83	(83)	—

Net cost to produce (1)	328	(182)	146	327	(136)	191

Net cost per loan (dollars in thousands)	$5.5			$4.9

(1)	In basis points.

(2)	Excludes corporate overhead costs. Includes depreciation and amortization expense.

For the three months ended March 31, 2004, our net cost to produce increased 1 basis point, or 0.3%, from the three months ended March 31, 2003. During the first quarter of 2004, we experienced a reduction in our collected fees from levels achieved in the first quarter of 2003. This reduction was due mainly to higher credit quality loan production. During 2004, we expect our collected fees to stabilize at 2003 levels. We saw an increase in the premiums we pay to mortgage brokers during the first quarter of 2004. During the first quarter of 2004 as compared to the first quarter of 2003, our general and administrative production costs decreased by 2%, which was primarily due to reduced commission expense and reduced severance costs as well as increases in our average loan size. We experienced an increase in our net cost per loan during the first quarter of 2004 compared to the first quarter of 2003, mainly due to an increase in the amount of premiums paid on a per loan basis. We have several initiatives planned to further improve our operating efficiencies and anticipate a modest reduction in net cost to produce loans for the wholesale segment in 2004.

2003 versus 2002 versus 2001

In 2003, wholesale loan production increased $140 million, or 14%, over 2002 and $209 million, or 22%, over 2001 loan production. This favorable production trend was primarily the result of a declining interest rate environment, improved employee training and hiring practices, and operational and technological process enhancements. Over the same three-year period, our weighted average median credit scores increased significantly, to 634 in 2003, from 588 in 2001 and we experienced a significant increase in the percentage of our production related to higher credit grade borrowers; specifically, production with credit scores higher than 651 increased to 39% in 2003, from 17% in 2001.

The following table sets forth selected information about our wholesale loan production for the years ended December 31, 2003, 2002, and 2001:

	For the Year Ended December 31,			Variance 2001 – 2003
	2003	2002	2001
	(dollars in thousands)
Loan production	$1,174,573	$1,034,278	$965,387	21.67%
Average principal balance per loan	$148	$142	$107	38.32%
Number of loans originated	7,946	7,284	9,022	(11.93)%
Combined weighted average initial LTV	80.03%	79.26%	79.47%	0.70%
Percentage of first mortgage loans owner occupied	89.53%	92.87%	94.86%	(5.62)%
Percentage with prepayment penalty	73.31%	78.64%	82.38%	(11.01)%
Weighted average median credit score(1)	634	605	588	46 points
Percentage fixed rate mortgages	27.98%	21.58%	37.81%	(26.00)%
Percentage adjustable rate mortgages	72.02%	78.42%	62.19%	15.81%
Weighted average interest rate:
Fixed rate mortgages	8.36%	9.12%	10.40%	(19.62)%
Adjustable rate mortgages	7.39%	8.70%	9.94%	(25.65)%
Gross margin – adjustable rate mortgages(2)	4.94%	5.25%	5.65%	(12.57)%
Average number of account executives	132	121	106	24.53%
Volume per account executive	$8,898	$8,548	$9,107	(2.29)%
Loans originated per account executive	60	60	85	(29.41)%

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table highlights the net cost to produce loans for our wholesale segment for the years ended December 31, 2003, 2002 and 2001:

	For the Year Ended December 31, 2003			For the Year Ended December 31, 2002			For the Year Ended December 31, 2001
	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized
Fees collected(1)	(34)	34	—	(41)	41	—	(44)	44	—
General and administrative production costs(1)(2)	250	(90)	160	274	(106)	168	245	(103)	142
Premium paid(1)	88	(88)	—	95	(95)	—	122	(122)	—

Net cost to produce(1)	304	(144)	160	328	(160)	168	323	(181)	142

Net cost per loan (dollars in thousands)	$4.5			$4.7			$3.4

(1)	In basis points.

(2)	Excludes corporate overhead costs. Includes depreciation and amortization expense.

In 2003, our net cost to produce decreased 24 basis points, or 7%, from 2002 and 19 basis points, or 6%, from 2001. During 2002 and 2003, we experienced a reduction in our collected fees from levels achieved in 2001. This reduction was due mainly to higher credit quality loan production. Over the last three-year period, we also saw a reduction in the premiums we paid to mortgage brokers. During 2003, our general and administrative production costs decreased by 9%, primarily due to gained operating efficiencies and increases in our average loan size. We have experienced an increase in our net cost per loan since 2001, mainly due to a decrease in the number of mortgage loans originated from 9,022 loans originated in 2001 to 7,946 loans originated in 2003.

Correspondent Segment

Over the past three years, we have seen a steady decline in the volume of our bulk purchases. Our bulk prices include a review of each loan for conformity to our underwriting guidelines prior to purchasing the pool. The decreasing rate environment brought a number of new investors into the bulk market, which increased competition and caused pricing to escalate to levels which would not provide us an adequate return on our investment in the bulk market. We maintained our pricing discipline in the bulk market and, therefore, concentrated our efforts on increasing our volume of purchases from correspondent lenders on an individual flow basis, which means that we re-underwrite and review the collateral for each loan we purchase from our correspondent lenders on an individual basis. If pricing competition lessens and the bulk market becomes more economical for us, we may choose to increase our bulk volume going forward.

Three Months Ended March 31, 2004 versus Three Months Ended March 31, 2003

For the three months ended March 31, 2004, correspondent bulk loan production decreased $81.9 million, or 71%, compared to the three months ended March 31, 2003, primarily due to a single transaction for $79.1 million during the first quarter of 2003, which was a significantly larger transaction than normal.

The following table sets forth selected information about loans purchased by our correspondent segment through bulk delivery for the three months ended March 31, 2004 and 2003:

	For the Three Months Ended March 31,
	2004	2003	Variance
	(dollars in thousands)
Loan production – bulk	$32,720	$114,574	(71.44)%
Average principal balance per loan	$160	$137	16.79%
Number of loans originated	204	836	(75.60)%
Combined weighted average initial LTV	78.88%	82.85%	(4.79)%
Percentage of first mortgage loans owner occupied	98.92%	96.87%	2.12%
Percentage with prepayment penalty	84.98%	92.64%	(8.27)%
Weighted average median credit score (1)	593	567	26 points
Percentage fixed rate mortgages	21.10%	18.16%	16.19%
Percentage adjustable rate mortgages	78.90%	81.84%	(3.59)%
Weighted average interest rate:
Fixed rate mortgages	7.66%	8.80%	(12.95)%
Adjustable rate mortgages	7.65%	8.63%	(11.36)%
Gross margin – adjustable rate mortgages (2)	6.33%	6.51%	(2.76)%

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

For the three months ended March 31, 2004, correspondent flow loan production decreased $31.5 million, or 22%, over the three months ended March 31, 2003. This unfavorable production trend was primarily attributable to market conditions and increased pricing competition in the first quarter of 2004. Over the same period, our weighted average median credit scores increased, to 615 for the three months ended March 31, 2004, from 604 for the three months ended March 31, 2003; however, we experienced declines in our average loan size and in our average coupon rate. We also saw declines in the percentage of our production with prepayment penalties, primarily related to amended government regulations, and we expect this trend to continue.

The following table sets forth selected information about loans purchased by the correspondent segment through flow delivery for the three months ended March 31, 2004 and 2003:

	For the Three Months Ended March 31,
	2004	2003	Variance
	(dollars in thousands)
Loan production – flow	$111,006	$142,460	(22.08)%
Average principal balance per loan	$151	$164	(7.93)%
Number of loans originated	734	869	(15.54)%
Combined weighted average initial LTV	80.25%	77.69%	3.30%
Percentage of first mortgage loans owner occupied	93.48%	94.56%	(1.14)%
Percentage with prepayment penalty	70.95%	83.51%	(15.04)%
Weighted average median credit score (1)	615	604	11 points
Percentage fixed rate mortgages	29.35%	32.15%	(8.71)%
Percentage adjustable rate mortgages	70.65%	67.85%	4.13%
Weighted average interest rate:
Fixed rate mortgages	7.98%	8.10%	(1.48)%
Adjustable rate mortgages	7.47%	8.10%	(7.78)%
Gross margin – adjustable rate mortgages (2)	4.79%	5.15%	(6.99)%

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table sets forth selected information about our sales representatives in our correspondent segment for the three months ended March 31, 2004 and 2003:

	For the Three Months Ended March 31,
	2004	2003	Variance
	(dollars in thousands)
Loan production – bulk	$32,720	$114,574	(71.44)%
Loan production – flow	$111,006	$142,460	(22.08)%
Total loan production	$143,726	$257,034	(44.08)%
Number of loans originated	938	1,705	(44.99)%
Average number of sales representatives	8	6	33.33%
Volume per sales representative	$17,966	$28,559	(37.09)%
Loan production per sales representative	117	189	(38.10)%

The following table highlights the net cost to produce loans for our correspondent segment for the three months ended March 31, 2004 and 2003:

	For the Three Months Ended March 31, 2004			For the Three Months Ended March 31, 2003
	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized
Fees collected (1)	(9)	9	—	(6)	6	—
General and administrative production costs (1)(2)	130	—	130	75	—	75
Premium paid (1)	285	(285)	—	346	(346)	—

Net cost to produce (1)	406	(276)	130	415	(340)	75

Net cost per loan (dollars in thousands)	$6.2			$6.3

(1)	In basis points.

(2)	Excludes corporate overhead costs. Includes depreciation expense.

For the three months ended March 31, 2004, our net cost to produce decreased 9 basis points, or 2%, from the three months ended March 31, 2003. General and administrative expenses were higher due to the additional staffing in the first quarter of 2004; however these increases were offset by lower commission expense resulting from decreased production levels. We also experienced a decrease in premiums paid in the first quarter of 2004 compared to the first quarter of 2003. As we move forward, our goal is to reduce our net cost to produce and our net cost per loan.

2003 versus 2002 versus 2001

The following table sets forth selected information about loans purchased by our correspondent segment through bulk delivery for the years ended December 31, 2003, 2002, and 2001:

	For the Year Ended December 31,			Variance 2001 - 2003
	2003	2002	2001
	(dollars in thousands)
Loan production – bulk	$205,372	$234,349	$564,569	(63.62)%
Average principal balance per loan	$142	$133	$110	29.09%
Number of loans originated	1,443	1,762	5,132	(71.88)%
Combined weighted average initial LTV	81.18%	79.33%	76.65%	5.91%
Percentage of first mortgage loans owner occupied	96.64%	94.74%	94.07%	2.73%
Percentage with prepayment penalty	92.13%	94.41%	84.80%	8.64%
Weighted average median credit score(1)	571	585	589	(18 points )
Percentage fixed rate mortgages	22.48%	21.79%	37.66%	(40.31)%
Percentage adjustable rate mortgages	77.52%	78.21%	62.34%	24.35%
Weighted average interest rate:
Fixed rate mortgages	8.43%	9.10%	10.21%	(17.43)%
Adjustable rate mortgages	8.46%	9.13%	10.16%	(16.73)%
Gross margin – adjustable rate mortgages(2)	6.62%	7.08%	6.53%	1.38%

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

Although the declining interest rate environment over the past few years has positively impacted our flow volume, there are two other key components related to the growth of our correspondent business, namely sales staff expansion and an increased customer base. As we approached 2001 and started to concentrate efforts on flow production, it was important to grow our sales staff in an effort to capture more customers and market share. As of January 2003, we began training future sales representatives by hiring internal account managers in our corporate office to assist our current sales staff. Since December 31, 2003, we have increased our sales staff by 33%, which provides us with more market coverage and which we expect will result in the expansion of our customer base. The increase in our customer base in 2002 and 2003 was a main contributor to our volume growth.

The following table sets forth selected information about loans purchased by our correspondent segment through flow delivery for the years ended December 31, 2003, 2002 and 2001:

	For the Year Ended December 31,			Variance 2001 - 2003
	2003	2002	2001
	(dollars in thousands)
Loan production – flow	$700,340	$380,939	$355,758	96.86%
Average principal balance per loan	$158	$143	$125	26.40%
Number of loans originated	4,446	2,664	2,846	56.22%
Combined weighted average initial LTV	78.82%	75.72%	72.56%	8.63%
Percentage of first mortgage loans owner occupied	94.15%	95.58%	97.03%	(2.97)%
Percentage with prepayment penalty	79.26%	84.98%	86.76%	(8.64)%
Weighted average median credit score(1)	606	600	607	(1 point )
Percentage fixed rate mortgages	30.64%	35.42%	59.47%	(48.48)%
Percentage adjustable rate mortgages	69.36%	64.58%	40.53%	71.13%
Weighted average interest rate:
Fixed rate mortgages	8.06%	8.98%	9.74%	(17.25)%
Adjustable rate mortgages	7.92%	9.10%	9.96%	(20.48)%
Gross margin – adjustable rate mortgages(2)	5.00%	5.34%	5.51%	(9.26)%

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table sets forth selected information about our sales representatives in our correspondent segment for the year ended December 31, 2003, 2002 and 2001:

	For the Year Ended December 31,
	2003	2002	2001	Variance 2001 - 2003
	(dollars in thousands)
Loan production – bulk	$205,372	$234,349	$564,569	(63.62)%
Loan production – flow	$700,340	$380,939	$355,758	96.86%
Total loan production	$905,712	$615,288	$920,327	(1.59)%
Number of loans originated	5,889	4,426	7,978	(26.18)%
Average number of sales representatives	6	6	6	—
Volume per sales representative	$150,952	$102,548	$153,388	(1.59)%
Loan production per sales representative	982	738	1,330	(26.17)%

The following table highlights the net cost to produce loans for our correspondent segment for the years ended December 31, 2003, 2002, and 2001:

	For the Year Ended December 31, 2003			For the Year Ended December 31, 2002			For the Year Ended December 31, 2001
	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized
Fees collected (1)	(8)	8	—	(7)	7	—	(5)	5	—
General and administrative production costs (1)(2)	88	—	88	94	—	94	65	—	65
Premium paid(1)	294	(294)	—	308	(308)	—	305	(305)	—

Net cost to produce(1)	374	(286)	88	395	(301)	94	365	(300)	65

Net cost per loan (dollars in thousands)	$5.7			$5.5			$4.2

(1)	In basis points.

(2)	Excludes corporate overhead costs. Includes depreciation expense.

In 2002, our net cost to produce increased due to a decline in bulk volume. In 2003, our net cost to produce decreased as our production levels increased. Although volume grew substantially over 2002 and 2003, we limited our additional expenses and were able to grow with minimal staff additions. Our net cost per loan increased from 2001 to 2003, mainly due to a decrease in the number of mortgage loans originated from 7,978 loans originated in 2001 to 5,889 loans originated in 2003. As we move forward, our goal is to reduce our net cost to produce and our net cost per loan.

Retail Segment

Three Months Ended March 31, 2004 versus Three Months Ended March 31, 2003

Retail originations during the three months ended March 31, 2004 increased 8% over the three months ended March 31, 2003. This favorable production trend was primarily the result of a lower interest rate environment, the addition of new retail branches since the first quarter of 2003, and the result of changing our pricing methodology to become more competitive and gain market share. Over the same period, our weighted average median credit scores decreased to 616 for the three months ended March 31, 2004, from 624 for the three months ended March 31, 2003, and our weighted average interest rates experienced declines during the first quarter of 2004 due to the declining interest rate environment. We expect a decrease in the turnover rates of our sales force in 2004 and our performance metrics per loan officer to improve. The REIT conversion is unlikely to affect these positions because most of the reorganization required by the REIT conversion is likely to occur at the corporate shared services level, which historically has experienced low levels of turnover. We expect the change in the credit mix during the fourth quarter of 2003 for the retail segment to begin to positively impact our net interest income during 2004. We conduct direct marketing activities to increase the number of A minus customers in our local branch network; however, these marketing efforts can take six to twelve months to generate loan volume. We also experienced declines in the percentage of our production with prepayment penalties, primarily related to amended government regulations, and we expect this trend to continue.

The following table sets forth selected information about our retail loan originations for the three months ended March 31, 2004 and 2003:

	For the Three Months Ended March 31,
	2004	2003	Variance
	(dollars in thousands)
Loan originations	$197,511	$182,345	8.32%
Average principal balance per loan	$122	$132	(7.58)%
Number of loans originated	1,624	1,381	17.60%
Combined weighted average initial LTV	80.11%	79.56%	0.69%
Percentage of first mortgage loans owner occupied	95.98%	94.81%	1.23%
Percentage with prepayment penalty	64.80%	71.30%	(9.12)%
Weighted average median credit score (1)	616	624	(8 points )
Percentage fixed rate mortgages	59.50%	65.67%	(9.40)%
Percentage adjustable rate mortgages	40.50%	34.33%	17.97%
Weighted average interest rate:
Fixed rate mortgages	6.96%	7.35%	(5.31)%
Adjustable rate mortgages	7.27%	7.60%	(4.34)%
Gross margin – adjustable rate mortgages (2)	5.50%	5.84%	(5.82)%
Average number of loan officers	239	217	10.14%
Volume per loan officer	$826	$840	(1.67)%
Loans originated per loan officer	7	6	16.67%

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table highlights the net cost to produce loans for our retail segment for the three months ended March 31, 2004 and 2003:

	For the Three Months Ended March 31, 2004			For the Three Months Ended March 31, 2003
	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized
Fees collected (1)	(247)	247	—	(231)	231	—
General and administrative production costs (1)(2)	604	(205)	399	537	(173)	364

Net cost to produce (1)	357	42	399	306	58	364

Net cost per loan (dollars in thousands)	$4.3			$4.1

(1)	In basis points.

(2)	Excludes corporate overhead costs. Includes depreciation expense.

Our net cost to produce increased during the first quarter of 2004 mainly due to branch personnel turnover and higher general and administrative costs, which was partially offset by higher fees collected as a result of lower credit quality production. Commission expense was higher due to increased production for the three months ended March 31, 2004 as compared to the three months ended March 31, 2003. General and administrative expenses were also higher as a result of operating additional retail branches during the first quarter of 2004 as compared to the first quarter of 2003. However, these additional branches have not produced a sufficient level of volume to increase our cost efficiency of branch network and lower our cost to originate. We expect production to be enhanced by the stabilization in our technology system we implemented in 2003, which we expect will, in turn, lower our cost to produce.

2003 versus 2002 versus 2001

Retail originations during 2003 increased 18% compared to 2002 and 70% compared to 2001. We did, however, see our volume decline 18% and 23% in the third and fourth quarter of 2003, respectively, from our record second quarter of 2003 volume level. The main reasons for our volume decline were employee turnover, new system rollouts and our change in marketing strategy. The retail segment lost two regional directors of sales and 17 branch managers during 2003. The turnover was also high in the loan officer ranks, with turnover peaking in the third quarter and dropping in the fourth quarter. Turnover negatively affects the segment because we incur the costs of training and recruiting new loan officers. Volume also declined in the third and fourth quarter due to management’s decision to shift its marketing strategy away from the Internet driven A plus business towards marketing via direct mail and self-generated leads to borrowers with lower credit ratings.

The following table sets forth selected information about our retail loan originations for the years ended December 31, 2003, 2002, and 2001:

	For the Year Ended December 31,
	2003	2002	2001	Variance 2001 - 2003
	(dollars in thousands)
Loan originations	$762,657	$645,949	$447,522	70.42%
Average principal balance per loan	$130	$127	$117	11.11%
Number of loans originated	5,865	5,086	3,825	53.33%
Combined weighted average initial LTV	79.11%	79.47%	78.04%	1.37%
Percentage of first mortgage loans owner occupied	94.33%	95.85%	97.82%	(3.57)%
Percentage with prepayment penalty	63.31%	76.07%	81.59%	(22.40)%
Weighted average median credit score(1)	617	615	611	6 points
Percentage fixed rate mortgages	59.51%	57.28%	67.02%	(11.21)%
Percentage adjustable rate mortgages	43.49%	42.72%	32.98%	31.87%
Weighted average interest rate:
Fixed rate mortgages	7.31%	8.16%	8.98%	(18.60)%
Adjustable rate mortgages	7.55%	8.31%	9.26%	(18.47)%
Gross margin – adjustable rate mortgages(2)	5.66%	5.70%	5.57%	1.62%
Average number of loan officers	231	174	129	79.07%
Volume per loan officer	$3,302	$3,712	$3,469	(4.81)%
Loans originated per loan officer	25	29	30	(16.67)%

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table highlights the net cost to produce loans for our retail segment for the year ended December 31, 2003, 2002, and 2001:

	For the Year Ended December 31, 2003			For the Year Ended December 31, 2002			For the Year Ended December 31, 2001
	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized
Fees collected(1)	(222)	222	—	(247)	247	—	(255)	255	—
General and administrative production costs (1)(2)	559	(182)	377	492	(140)	352	492	(154)	338

Net cost to produce(1)	337	40	377	245	107	352	237	101	338

Net cost per loan (dollars in thousands)	$4.4			$3.1			$2.8

(1)	In basis points.

(2)	Excludes corporate overhead costs. Includes depreciation expense.

Our net cost to produce increased in 2003 mainly due to branch personnel turnover, lower volume levels, and reduced origination fees collected relating to a higher credit quality production. General and administrative expenses were also higher as a result of operating additional retail branches during 2003. These additional branches did not produce a sufficient level of volume to increase our cost efficiency of branch network. Increased marketing costs also contributed to higher general and administrative expenses, as we refined our marketing messages to pursue more traditional cash-out refinance business as opposed to rate or term refinancing. In addition, we also incurred costs associated with the deployment of new information technology. We saw a decline in volume upon implementation of the new information technology because training and implementation efforts took longer than anticipated.

Called Loans

We generally have the option, called a clean-up call option, to purchase mortgage loans in a securitized pool for which we act as servicer or master servicer once the aggregate principal balance of the remaining mortgage loans in the securitized pool is less than a specified percentage (generally 10%) of the original aggregate principal balance of the pool at the time of the securitization. We refer to the loans we acquire upon exercise of a clean-up call option as called loans. We routinely review the securitized pools subject to clean-up call options, and frequently determine it to be to our advantage to call those loans.

Because our called loan purchases represent a more seasoned portfolio than the new production we have originated through our wholesale, correspondent, and retail segments, we have provided data below regarding the characteristics of our called loan production for the periods indicated.

Three Months Ended March 31, 2004 versus Three Months Ended March 31, 2003

During the first quarter of 2004, we called loans in the total amount of $136.3 million. There were no loans called in the first quarter of 2003. The following table sets forth selected information about our called loans for the three months ended March 31, 2004:

For the Three Months Ended March 31, 2004
(dollars in thousands)
Called loans purchased	$136.3
Average principal balance per loan	$69
Number of loans originated	1,987
Combined weighted average initial LTV	77.86%
Percentage of first mortgage loans owner occupied	89.24%
Percentage with prepayment penalty	0.04%
Weighted average median credit score (1)	606
Percentage fixed rate mortgages	80.73%
Percentage adjustable rate mortgages	19.27%
Weighted average interest rate:
Fixed rate mortgages	9.81%
Adjustable rate mortgages	9.49%
Gross margin – adjustable rate mortgages (2)	5.97%

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

2003 versus 2002 versus 2001

During the year ended December 31, 2002, we called loans in the total amount of $188.6 million. There were no loans called for the years ended December 31, 2003 or 2001. The following table sets forth selected information about our called loans for the years ended December 31, 2002:

For the Year Ended December 31, 2002
(dollars in thousands)
Called loans purchased	$188.6
Average principal balance per loan	$80
Number of loans originated	2,363
Combined weighted average initial LTV	76.44%
Percentage of first mortgage loans owner occupied	87.39%
Percentage with prepayment penalty	42.07%
Weighted average median credit score(1)	612
Percentage fixed rate mortgages	60.23%
Percentage adjustable rate mortgages	39.77%
Weighted average interest rate:
Fixed rate mortgages	9.98%
Adjustable rate mortgages	10.04%
Gross margin – adjustable rate mortgages(2)	5.48%

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

Financial Condition

March 31, 2004 versus December 31, 2003

Mortgage Loan Portfolio, Net. Our mortgage loan portfolio, net increased $0.2 billion, or 4%, to $4.9 billion at March 31, 2004, from $4.7 billion at December 31, 2003. This increase was the result of the origination and purchase of $0.7 billion of mortgage loans during the three months ended March 31, 2004, due to the continued favorable interest rate environment, offset by principal payments of $0.4 billion and loan sales of $0.1 billion. We expect that our mortgage loan portfolio will continue to grow as we continue to originate and purchase mortgage loans; however we anticipate the growth rate will be slower than historical growth rates as our portfolio ages and more seasoned mortgage loans paying off. A detailed discussion of our portfolio characteristics is discussed in “Business - Mortgage Loan Portfolio.”

Allowance for Loan Loss. The allowance for loan loss decreased $9.6 million, or 22%, to $33.8 million at March 31, 2004, from $43.4 million at December 31, 2003. This decrease was due to charge-offs of $13.4 million from primarily our 2001 and early 2002 securitizations, which were provided for in previous periods, coupled with lower required provisions being made during the first quarter of 2004 as a result of the higher credit rating of a majority of our 2002 production as well as our 2003 and 2004 production. We expect our allowance for loan loss may increase in 2004 as we increase our lower credit quality loan production.

MSRs. MSRs decreased $2.3 million, or 6%, to $39.0 million at March 31, 2004, from $41.3 million at December 31, 2003. This decrease was primarily due to a temporary impairment of $2.8 million. Additionally, the amortization of servicing rights was $3.3 million during the three months ended March 31, 2004, which was higher quarter to quarter due to our additional servicing acquisitions and the use of discounted projected net servicing income as a prospective change in estimate which further accelerates amortization expense and is more consistent with the underlying methods used to determine fair value. The decrease was partially offset by purchases of $3.8 million of rights to service $569.3 million of mortgage loans during the three months ended March 31, 2004. We have strategically positioned ourselves to take advantage of the increased supply of servicing assets in the marketplace and have been able to purchase servicing assets at what we believe to be favorable prices. We anticipate that the demand for non-conforming servicing will continue and that we will continue to purchase servicing rights in the future, which would increase our net servicing income. During the first quarter of 2004, we committed to purchase an additional $1.6 billion in third party servicing rights through the second quarter of 2004, of which $1.1 billion were purchased in April 2004 for $8.0 million.

Servicing Related Advances. Servicing related advances decreased $7.8 million, or 8%, to $90.8 million at March 31, 2004, from $98.6 million at December 31, 2003. The decrease was primarily due to the effects of lower delinquencies experienced. As delinquencies decrease, we generally have to make fewer servicing related advances as more loans are paying as scheduled. If we originate and purchase loans with a lower credit grade in 2004, our delinquencies may rise; and therefore, our servicing related advances may also increase.

Trustee Receivables. Trustee receivables increased $15.2 million, or 20%, to $89.8 million at March 31, 2004, from $74.6 million at December 31, 2003. The increase was primarily due to the completion of a securitization during the first quarter of 2004. Our trustee receivable balance increased at a greater rate than our mortgage loan portfolio balance during 2003, primarily due to more loans paying as scheduled due to lower delinquency rates. On each payment date, the trust distributes SAST securitization loan payments to their related bondholders. These loan payments are collected by the trust between cut-off dates, which is typically the 17th of each month. Therefore, all principal payments received after the cut-off date are recorded as a trustee receivable and reduce our mortgage loan portfolio on our condensed consolidated balance sheet. The trustee retains these principal payments until the following payment date. As we continue to securitize mortgage loans, we anticipate our trustee receivable balance to increase.

Other Assets. Other assets decreased $12.2 million, or 15%, to $67.8 million at March 31, 2004, from $80.0 million at December 31, 2003. The decrease was primarily the result of a decrease in the fair value of our hedging instruments of $5.8 million. We also received full payment on four classes of mortgage bonds within the three SAST bonds called during the first quarter of 2004, which resulted in a decrease of $3.3 million. Additionally, our current tax receivable decreased $5.2 million from $19.6 million at December 31, 2003 to $14.4 million as a result of income taxes due for first quarter earnings. These decreases were partially offset by an increase in prepaid expenses of $2.3 million.

Warehouse Financing. Warehouse financing decreased $1.6 million, or 0.4%, to $426.4 million at March 31, 2004, from $428.0 million at December 31, 2003. We expect our warehouse financing to continue to fluctuate from one reporting period to the next as a result of the timing of our securitizations and to generally increase in proportion to the increase in our mortgage loan production.

Securitization Financing. Securitization financing increased $0.7 billion, or 17%, to $4.9 billion at March 31, 2004, from $4.2 billion at December 31, 2003. This increase resulted from the execution of an asset-backed securitization, which resulted in bonds being issued in the amount of $1.1 billion during the three months ended March 31, 2004. This increase was primarily offset by bond and certificate payments of $0.4 billion. In general, we will expect increases in our securitization financing as we experience increased mortgage loan production and continue to securitize our mortgage loans.

Shareholders’ Equity. Shareholders’ equity increased $15.7 million, or 5%, to $360.7 million at March 31, 2004, from $345.0 million at December 31, 2003. The increase in shareholders’ equity was due primarily to net income of $19.7 million for the three months ended March 31, 2004; the issuance of common stock under the 2001 Employee Stock Purchase Plan, the amortization of restricted stock units, and the exercise of stock options under the 2001 Plan of $0.5 million; offset by an increase in accumulated other comprehensive loss of $4.6 million primarily due to losses on hedging instruments. We have never declared or made any cash distributions on our common stock.

If we consummate the proposed REIT conversion, we expect to make quarterly distributions to shareholders totaling at least 90% of our annual REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain). The actual amount and timing of distributions will be declared by our board of directors and will depend on our financial condition and earnings. Therefore, while we expect our shareholders’ equity to increase in the future due to continued growth in our net income at the taxable REIT subsidiary level, we anticipate shareholders’ equity to grow relatively slowly because we expect to make regular distributions in the future.

Also, upon shareholder approval of the merger agreement required in connection with the proposed REIT conversion, all outstanding stock options and restricted stock units will become immediately vested. Saxon REIT will assume any outstanding options or other rights to acquire Saxon Capital common stock that are not exercised on or before closing of the merger, if it is completed.

2003 versus 2002

Mortgage Loan Portfolio, Net. Our mortgage loan portfolio, net increased $1.1 billion, or 31%, to $4.7 billion at December 31, 2003, from $3.6 billion at December 31, 2002. This increase was the result of the origination and purchase of $2.8 billion of mortgage loans during the year ended December 31, 2003, due to the continued favorable interest rate environment, offset by principal payments of $1.5 billion and loan sales of $0.2 billion for the year ended December 31, 2003.

Allowance for Loan Losses. The allowance for loan loss increased $3.2 million, or 8%, to $43.4 million at December 31, 2003, from $40.2 million at December 31, 2002. This increase was due to provisions made as a result of an increase in delinquent loan balances due to the aged portion of our mortgage loan portfolio.

MSRs. MSRs increased $16.3 million, or 65%, to $41.3 million at December 31, 2003, from $25.0 million at December 31, 2002. This increase was primarily due to purchases of $23.7 million of rights to service $3.3 billion of mortgage loans during the year ended December 31, 2003. The increase in MSRs was partially offset by amortization of servicing rights of $7.0 million during the year ended December 31, 2003 as well as a temporary impairment of $0.5 million. The impairment of MSRs was the result of increased prepayment speeds on certain third party servicing portfolios during 2003.

Servicing Related Advances. Servicing related advances decreased $4.0 million, or 4%, to $98.6 million at December 31, 2003, from $102.6 million at December 31, 2002. The decrease was primarily due to the effects of lower delinquencies experienced in 2003 compared to 2002.

Trustee Receivables. Trustee receivables increased $30.5 million, or 69%, to $74.6 million at December 31, 2003, from $44.1 million at December 31, 2002. The increase was primarily due to the completion of three securitizations and one prefunding from a prior year securitization during 2003.

Other Assets. Other assets increased $41.1 million, or 106%, to $80.0 million at December 31, 2003, from $38.9 million at December 31, 2002. The increase was primarily the result of additional bond issuance costs of $13.3 million, net of amortization relating to the Saxon Asset Securities Trust, or SAST, 2003-1, 2003-2, and 2003-3 securitizations. Additionally, we purchased fixed assets of $4.0 million, net of depreciation, as a result of the expansion of our retail branches during the first half of 2003, as well as the implementation of our new loan servicing system. We also have an income tax receivable of $19.6 million at December 31, 2003 as we provided an amount for income tax expense in 2002 that exceeded the amount required in our final tax return.

Warehouse Financing. Warehouse financing decreased $46.4 million, or 10%, to $428.0 million at December 31, 2003, from $474.4 million at December 31, 2002.

Securitization Financing. Securitization financing increased $0.9 billion, or 27%, to $4.2 billion at December 31, 2003, from $3.3 billion at December 31, 2002. This increase resulted from the execution of asset-backed securitizations, which resulted in bonds being issued in the amount of $2.3 billion during the year ended December 31, 2003, as well as the issuance of $55.0 million in certificates from the securitization of advances and $67.4 million from the securitization of net interest margins related to our 2003-3 securitization. We also borrowed an additional $7.6 million on our Saxon Advance Receivables Backed Certificates 2002-A revolving credit facility. This increase was offset by bond and certificate payments of $1.6 billion.

Shareholders’ Equity. Shareholders’ equity increased $58.7 million, or 21%, to $345.0 million at December 31, 2003, from $286.3 million at December 31, 2002. The increase in shareholders’ equity was due primarily to net income of $65.1 million for the year ended December 31, 2003; the issuance of common stock under our 2001 Employee Stock Purchase Plan, the amortization of restricted stock units, and the exercise of stock options under the 2001 Plan of $4.8 million; offset by an increase in accumulated other comprehensive loss of $11.2 million primarily due to losses on hedging instruments.

Liquidity and Capital Resources

Three Months Ended March 31, 2004

Cash increased by $1.6 million during the three months ended March 31, 2004. The overall change in cash was comprised of the following:

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
	(dollars in thousands)
Cash provided by operations	$52,953	$16,693
Cash used by investing activities	(716,070)	(174,703)
Cash provided by financing activities	664,667	155,124

Increase (decrease) in cash	$1,550	$(2,886)

Operating Activities. Cash provided by operations for the three months ended March 31, 2004 was $53.0 million, reflecting an improvement of $36.3 million, or 217%, compared to the prior year. This change was the result of increased net income from operations adjusted for non-cash items such as depreciation and amortization, deferred income taxes and provision for mortgage loan losses. Our earnings are primarily from net interest income and servicing income, offset by general and administrative expenses as well as tax expense. Further details are discussed in “Consolidated Results.” The overall increase in cash provided by operations was somewhat offset by an increase in trustee receivable balances compared to the prior year. This increase resulted from the continued growth in the underlying mortgage loan portfolio.

Investing Activities. Cash used for investing activities was $716.1 million for the three months ended March 31, 2004. Investing activities consist principally of the origination and purchase of mortgage loans as well as the acquisition of MSRs. The origination and purchase of mortgage loans totaled $795.5 million for the three months ended March 31, 2004. In addition, MSRs were purchased totaling $3.8 million. These decreases to cash were partially offset by cash received from principal payments on our mortgage loan portfolio totaling $425.0 million and proceeds from the sale of mortgage loans and real estate owned which totaled $111.7 million and $14.1 million, respectively.

Restricted cash increased $469.0 million to $470.3 million at March 31, 2004, from $1.3 million at December 31, 2003 due to the timing of the receipt of cash related to prefunded securitizations. Prefunded amounts are held in a trust account and made available once all required mortgage loans have been included in the securitization. During the first quarter of 2004, the SAST 2004-1 securitization was closed requiring a prefunding settlement. Because the settlement had not occurred as of March 31, 2004, restricted cash increased.

Capital expenditures during the three months ended March 31, 2004 were $1.9 million and related primarily to various information technology enhancements.

Financing Activities. Cash provided by financing activities during the three months ended March 31, 2004 was $664.7 million and was primarily the result of proceeds from the issuance of securitization financing of $1.1 billion. These proceeds were partially offset by principal payments on securitization financing of $443.4 million and bond issuance costs of $4.1 million relating to the SAST 2004-1 securitization. In addition, $1.6 million was used in net repayment of warehouse financing for the three months ended March 31, 2004. Fluctuations in warehouse and securitization financing period over period can occur due to the timing of securitizations and the related repayment of the warehouse financing facilities.

The purchase of derivative financial instruments during the first quarter of 2004 used primarily as cash flow hedges with the objective of hedging interest rate risk related to our financing activities resulted in a reduction of cash of $2.0 million.

Trends. At this time, we see no material negative trends that we believe would affect our access to long-term borrowings, short-term borrowings or bank credit lines sufficient to maintain our current operations or that would likely cause us to be in danger of any debt covenant default.

Year Ended December 31, 2003

Cash decreased by $2.9 million during the year ended December 31, 2003. The overall change in cash was comprised of the following:

	Year Ended December 31, 2003	Year Ended December 31, 2002
	(dollars in thousands)
Cash provided by operations	$83,725	$31,288
Cash used by investing activities	(933,093)	(2,253,035)
Cash provided by financing activities	846,515	2,223,242

(Decrease) increase in cash	$(2,853)	$1,495

Operating Activities. Cash provided by operations increased 167% to $83.7 million reflecting higher pre-tax income adjusted for non-cash items such as depreciation and amortization, deferred income taxes and provision for mortgage loan losses. Our earnings are primarily from net interest income and servicing income, offset by general and administrative expenses as well as tax expense. Further details are discussed in “Consolidated Results - Results of Operations.” The overall increase in cash provided by operations was somewhat offset by increases in accrued interest and trustee receivable balances compared to the prior year. These increases resulted from growth in the underlying mortgage loan portfolio during 2003.

Investing Activities. Cash used for investing activities was $933.1 million for the year ended December 31, 2003. Investing activities consist principally of the origination and purchase of mortgage loans as well as the acquisition of mortgage servicing rights. The origination and purchase of mortgage loans totaled $2.9 billion for the year ended December 31, 2003. In addition, mortgage servicing rights were purchased totaling $23.7 million. These decreases to cash were partially offset by cash received from principal payments on our mortgage loan portfolio totaling $1.5 billion and proceeds from the sale of mortgage loans and real estate owned which totaled $189.2 million and $31.4 million, respectively.

Restricted cash decreased $300.1 million, or 100%, to $1.3 million at December 31, 2003, from $301.4 million at December 31, 2002 due to the timing of the receipt of cash related to prefunded securitizations. Prefunded amounts are held in a trust account and made available once all required mortgage loans have been included in the securitization. On January 10, 2003, the SAST 2002-3 securitization closed, which was prefunded in the fourth quarter of 2002, and the restricted cash balance relating to that securitization of $300.5 million was released. There were no securitizations during the fourth quarter of 2003 that required prefunding settlements. As a result, restricted cash decreased in 2003.

Capital expenditures during 2003 were $8.0 million and related primarily to our expansion of our retail branches and the implementation of our new loan servicing system.

Financing Activities. Cash provided by financing activities during fiscal 2003 of $846.5 million, primarily related to proceeds from the issuance of securitization financing of $2.5 billion. These proceeds were partially offset by principal payments on securitization financing of $1.6 billion and bond issuance costs of $20.8 million relating to the SAST 2003-1, 2003-2 and 2003-3 securitizations. In addition, $46.5 million was used in net repayment of warehouse financing for the year ended December 31, 2003.

The purchase of derivative financial instruments during 2003 used primarily as cash flow hedges with the objective of hedging interest rate risk related to our financing activities resulted in a reduction of cash of $20.2 million.

Working Capital

We intend to maintain sufficient working capital to fund the cash flow needs of our operations in the event we are unable to generate sufficient cash flows from operations to cover our operating requirements. Using our definition of working capital, we calculated our working capital as of March 31, 2004 and December 31, 2003 to be $134.3 million and $106.5 million, respectively. Under the commonly defined working capital definition, we calculated our working capital as of March 31, 2004 and December 31, 2003 to be $121.2 million and $338.7 million, respectively. A reconciliation between our working capital calculation and the common definition of working capital is provided below. Management focuses on our internally defined calculations of working capital rather than the commonly used definition of working capital because management believes our definition provides a better indication of how much liquidity we have available to conduct business at the time of the calculation.

	March 31, 2004		December 31, 2003
Working Capital Reconciliation	Saxon Capital Defined Working Capital	Commonly Defined Working Capital	Saxon Capital Defined Working Capital	Commonly Defined Working Capital
	(dollars in thousands)
Unrestricted cash	$6,795	$6,795	$5,245	$5,245
Borrowing availability	32,055	—	12,907	—
Trustee receivable	—	89,797	—	74,614
Accrued interest receivable	—	52,743	—	54,080
Accrued interest payable	—	(9,576)	—	(8,602)
Unsecuritized mortgage loans – payments less than one year	225,790	522,284	189,383	520,198
Warehouse financing facility – payments less than one year	(130,342)	(425,048)	(101,055)	(361,915)
Bonds – repurchase agreement – payments less than one year	—	(1,320)	—	(1,440)
Servicing advances	—	90,789	—	98,588
Financed advances - payments less than one year	—	(34,025)	—	(39,089)
Securitized loans – payments less than one year	—	1,630,375	—	1,689,328
Securitized debt - payments less than one year	—	(1,801,601)	—	(1,692,335)

Total	$134,298	$121,213	$106,480	$338,672

Financing Facilities

We need to borrow substantial sums of money each quarter to originate and purchase mortgage loans. We rely upon several counterparties to provide us with financing facilities to fund our loan originations and purchases, as well as fund a portion of our servicing advances. Our ability to fund current operations and accumulate loans for securitization depends to a large extent upon our ability to secure short-term financing on acceptable terms.

To accumulate loans for securitization, we borrow money on a short-term basis through committed secured warehouse lines of credit and committed repurchase agreements. In addition to funding loans prior to securitization, some of our committed facilities allow us to finance advances that are required by our mortgage servicing contracts and mortgage bonds.

The material terms and features of our financing facilities in place at March 31, 2004 are as follows:

JPMorgan Chase Bank Syndicated Warehouse Facility. We executed a $300.0 million syndicated warehouse facility with JP Morgan Chase Bank effective March 31, 2004. The new warehouse facility includes a $45.0 million sub-limit for servicing rights and a $25.0 million sub-limit for servicing advances and expires on March 30, 2005. In conjunction with entering into this warehouse facility with JP Morgan Chase, we terminated a JP Morgan Chase warehouse facility and a JP Morgan Chase repurchase facility effective March 31, 2004.

Greenwich Capital Repurchase Facilities. We have a $175 million facility with Greenwich Capital Financial Products, Inc. that provides the ability to finance first lien loans. The facility provides for the ability to borrow at the lesser of 97% of fair market value or 100% of the par amount of the mortgage loans 0-59 days delinquent. Mortgage loans 60-180 days delinquent may be financed at lower borrowing percentages. The facility expires on June 24, 2005. Additionally, we have a $150 million facility with Greenwich Capital Financial Products, Inc. This facility provides the ability to borrow against first and second lien loans and wet collateral, which refers to loans where the loan documentation has not been received by the warehouse lender prior to funding. The facility provides the ability to borrow at the lesser of 97% of fair market value or 100% of the par amount of the mortgage loans 0-59 days delinquent. Mortgage loans 60-180 days delinquent may be financed at lower borrowing percentages. The facility expires on September 1, 2004.

Bank of America, N.A. Repurchase Facility. We have a $300 million facility with Bank of America, N.A. that provides us with the ability to borrow generally against the lesser of 98% of the fair market value or 100% of the par amount of our mortgage loans. The facility provides the ability to borrow against first and second lien loans and provides a sub-limit for wet loans. The facility originally was due to expire on June 23, 2004, but was amended effective June 23, 2004 extending the termination date of the facility to August 22, 2004.

CSFB Repurchase Facility. We have a $100 million facility with Credit Suisse First Boston Mortgage Capital, LLC. The facility provides us with the ability to borrow against mortgage loans, including wet collateral, at the lesser of 95% of the fair market value of the mortgage loans or 97.5% of the par amount of the mortgage loans. The facility originally was due to expire on April 3, 2004, but was amended effective March 31, 2004 increasing the total committed facility amount to $300.0 million and extending the termination date of the facility to September 30, 2004.

Merrill Lynch Repurchase Facility. We have a $400 million facility with Merrill Lynch Mortgage Capital, Inc. which provides us with the ability to generally borrow against the lesser of 95% of the fair market value or 98% of the principal amount of the pledged mortgage loans. Wet mortgage loans can be financed under the facility, subject to a sub-limit, at a lower borrowing percentage. The facility originally was due to expire on May 7, 2004, but on May 3, 2004 was extended to expire on September 1, 2004.

Saxon Advance Receivables Backed Certificates. We had a $75 million revolving facility for the securitization of qualifying principal, interest and servicing advances. This amount was committed until August 24, 2005. This revolving facility was terminated on July 13, 2004. On July 13, 2004, we entered into a $160 million revolving facility for the securitization of qualifying principal, interest and servicing advances. Of this amount, $65 million is committed until July 12, 2005, $40 million is committed until August 25, 2005, and $55 million is committed until October 25, 2006. In addition, we have a revolving facility for the securitization of up to $55 million of principal, interest and servicing advances. This amount is committed until October 24, 2006.

At March 31, 2004, we had committed facilities in the amount of $1.8 billion, which includes our revolving facilities for servicing advances. The table below summarizes our financing facilities and their expiration dates as of March 31, 2004. We believe this level of committed financing will allow us flexibility to execute our asset-backed securitizations in accordance with our business plans.

Counterparty Committed Lines	Facility Amount	Expiration Date
	(dollars in thousands)
JP Morgan Chase Bank	$300,000	March 30, 2005
Greenwich Capital Financial Products, Inc.	150,000	September 1, 2004
Greenwich Capital Financial Products, Inc.	175,000	June 24, 2005
Bank of America, N.A.(1)	300,000	June 23, 2004
CS First Boston Mortgage Capital, LLC	300,000	September 30, 2004
Merrill Lynch Mortgage Capital, Inc.(2)	400,000	May 7, 2004
Saxon Advance Receivables Backed Certificates 2002-A(2)	75,000	August 24, 2005
Saxon Advance Receivables Backed Certificates 2003-A	55,000	October 24, 2006

Total committed facilities	$1,755,000

(1)	The facility originally was due to expire on June 23, 2004, but was amended effective June 23, 2004 extending the termination date of the facility to August 22, 2004.

(2)	The facility originally was due to expire on May 7, 2004, but on May 3, 2004 was extended to expire on September 1, 2004.

(3)	This facility amount originally was committed until August 24, 2004, but was terminated on July 13, 2004.

The amount we have outstanding on our committed facilities at any quarter end is a function of the pace of mortgage loan purchases and originations relative to the timing of our securitizations. Although we expect to issue asset-backed securities on a quarterly basis, our intention is to maintain committed financing facilities which approximate six months of mortgage production that allows for flexibility in securitization timing.

We had $426.4 million and $428.0 million of warehouse borrowings collateralized by residential mortgages outstanding at March 31, 2004 and December 31, 2003, respectively. As we complete securitization transactions, a portion of the proceeds from the long-term debt issued in the securitization will be used to pay down our short-term borrowings. Therefore, the amount of short-term borrowings will fluctuate from quarter to quarter, and could be significantly higher or lower than the $426.4 million we held at March 31, 2004, as our mortgage production and securitization programs continue. To the extent available, we intend to use a portion of the proceeds of the public offering to pay down a portion of the outstanding balances under our warehouse financing facilities.

Our financing facilities require us to comply with various customary operating and financial covenants, which generally relate to our tangible net worth, liquidity, and leverage requirements. In addition, some of the facilities may subject us to cross default features. We do not believe that these existing financial covenants will restrict our operations or growth. We were in compliance with all covenants under the agreements as of and for the three months ended March 31, 2004.

In connection with the proposed REIT conversion, we expect to amend or renegotiate our financing facilities. In addition, we will be required to seek consents under our financing facilities and a servicing agreement.

Securitization Financing

We have historically financed, and expect to continue to finance, our mortgage loan portfolio on a long-term basis by issuing asset-backed securities. We believe that issuing asset backed securities provides us a low cost method of financing our mortgage loan portfolio. In addition, it allows us to reduce our interest rate risk on our fixed rate loans by securitizing them. Our ability to issue asset backed securities depends on the overall performance of our assets, as well as the continued general demand for securities backed by non-conforming mortgages and home equity loans.

As of March 31, 2004 and December 31, 2003, securitization financing on our consolidated balance sheet was $4.9 billion and $4.2 billion, respectively. Generally we are not legally obligated to make payments to the holders of the asset-backed securities issued as part of our securitizations. Instead, the holders of the asset-backed securities can look for repayment only from the cash flows from the real estate specifically collateralizing the debt.

Off Balance Sheet Items and Contractual Obligations

In connection with the $1.1 billion of mortgage loans securitized in off balance sheet transactions from May 1996 to July 5, 2001, and which are still outstanding as of March 31, 2004, our subsidiary companies made representations and warranties about certain characteristics of the loans, the borrowers, and the underlying properties. In the event of a breach of these representations and warranties, we may be required to remove loans from a securitization and replace them with cash or substitute loans. At March 31, 2004 there were no such breaches for any loans that had been securitized.

In the normal course of business, we are subject to indemnification obligations related to the sale of residential mortgage loans. Under these obligations, we are required to repurchase certain mortgage loans that fail to meet the standard representations and warranties included in the sales contracts. Based on historical experience, total mortgage loans repurchased pursuant to these indemnification obligations would not have a material impact to our statements of operations, and therefore have not been accrued for as a liability on our consolidated balance sheets.

We are subject to premium recapture expenses in connection with the sale of residential mortgage loans. Premium recapture expenses represent repayment of a portion of certain loan sale premiums to investors on previously sold loans which are repaid within six months of the loan sale. We accrue an estimate of the potential refunds of premium received on loan sales based upon historical experience. At March 31, 2004 and December 31, 2003, the liability recorded for premium recapture expense was $0.3 million and $0.2 million, respectively.

Our subsidiaries have commitments to fund mortgage loans with agreed upon rates of $220.1 million and $144.3 million at March 31, 2004 and December 31, 2003, respectively. This does not necessarily represent future cash requirements, as some portion of the commitments are likely to expire without being drawn upon or may be subsequently declined for credit or other reasons.

Our subsidiaries are obligated under non-cancelable operating leases for property and equipment. Future minimum rental payments for all of our operating leases as of March 31, 2004 and December 31, 2003 totaled $24.0 million and $21.8 million, respectively.

During the first quarter of 2004, we committed to purchase an additional $1.6 billion in third party servicing rights through the second quarter of 2004, of which $1.1 billion was purchased in April 2004 for $8.0 million.

Contractual Obligations and Commitments

The following tables summarize our contractual obligations under our financing arrangements by payment due date and commitments by expiration dates as of December 31, 2003.

Payments Due by Period

(dollars in thousands)

Contractual Obligations – As of December 31, 2003	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Warehouse financing facility – line of credit	$101,055	$101,055	$—	$—	$—
Financing facilities – repurchase agreements	325,474	260,860	64,614	—	—
Bonds – repurchase agreements	1,440	1,440	—	—	—
Securitization financing – servicing advances(1)	100,239	39,089	37,265	8,992	14,893
Securitization financing – loans and real estate owned(2)	4,137,136	1,692,335	1,540,355	363,221	541,225
Note payable	25,000	—	25,000	—	—
Purchase obligations(3)	161,797	150,117	10,360	1,320	—
Capital lease obligations	3	3	—	—	—
Operating leases	21,799	7,660	11,595	2,544	—

Total contractual cash obligations	$4,873,943	$2,252,559	$1,689,189	$376,077	$556,118

(1)	Amounts listed are bond payments based on anticipated recovery of the underlying principal and interest servicing advances.

(2)	Amounts listed are bond payments based on anticipated receipt of principal and interest on underlying mortgage loan collateral using historical prepayment speeds.

(3)	Amounts included represent contractual obligations to spend a significant amount and represent contractual obligations for computer services, telephone services, and commitments to fund mortgage loans with agreed upon rates. Contracts allowing for termination upon written notice and that we believe we have the option to terminate with minimal or no penalties are excluded from the table above.

Other Matters

Related Party Transactions

At March 31, 2004 and December 31, 2003, we had $11.5 million and $12.0 million, respectively, of unpaid principal balances within our mortgage loan portfolio related to mortgage loans originated for our officers and employees. These mortgage loans were underwritten to our underwriting guidelines. When making loans to our officers and employees, we waive loan origination fees that otherwise would be paid to us by the borrower, and reduce the interest rate by 25 basis points from the market rate. Effective December 1, 2002 we no longer renew or make any new loans to our executive officers or directors. We have never made loans to any of our independent directors.

Impact of New Accounting Standards

In November 2002, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation, or FIN, No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which provides interpretation of FASB Statements No. 5, 57, and 107 and rescinds FASB Interpretation No. 34. This Interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it has guaranteed to a creditor on behalf of a third party. It also elaborates on disclosures a guarantor is to make in its interim and annual financial statements about any obligations under certain guarantees it has issued. The effective date for the initial recognition and initial measurement provisions of this Interpretation is for guarantees issued or modified after December 31, 2002; however, the disclosure requirements are effective for financial statements for periods ending after December 15, 2002. We adopted the provisions of FASB Interpretation No. 45 on January 1, 2003, and it did not have a material impact on our financial position, results of operations, or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, which was revised December 2003. This interpretation addresses consolidation by business enterprises of variable interest entities and the related reporting and disclosure requirements of such. Variable interests are defined as contractual, ownership or other pecuniary interests in an entity that change with changes in the entity’s net asset value. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. The primary beneficiary is one that absorbs a majority of the expected losses, residual returns, or both as a result of holding variable interests. If an entity has a variable interest in which it is the primary beneficiary, the entity must then include the variable interest entity’s assets, liabilities, and results of operations in its consolidated financial statements. This Interpretation is immediately effective and must be applied to variable interest entities created after January 31, 2003 or in which an enterprise obtains an interest in after that date. In connection with the loans we service for others, we do not own any interests in the related securitized trusts or loan pools or have any other economic interests other than those associated with acting as servicer for the related mortgage loans. Effective February 1, 2003, management adopted Interpretation No. 46, and it did not have a material impact on our financial position, results of operations, or cash flows.

In April 2003, FASB issued Statement of Financial Accounting Standard, or SFAS, No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FIN No. 45, and amends certain other existing pronouncements. This statement is effective for contracts entered into or modified after September 30, 2003 and for hedging relationships designated after September 30, 2003, with certain exceptions. Effective July 1, 2003, management adopted SFAS 149, and it did not have a material impact on our financial position, results of operations, or cash flows.

Effective June 1, 2003, we adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for financial instruments with both debt characteristics and equity characteristics and requires that certain instruments previously eligible for classification as equity be classified as a liability after the effective date of this statement. The requirements of this statement apply to issuers’ classification and measurement of freestanding financial instruments and do not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption, while restatement is not permitted. The adoption of SFAS No. 150 did not have a material impact on our consolidated results of operations and financial position.

In December 2003, the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position, or SOP, 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, which addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in a purchase business combination, but does not apply to loans originated by the entity. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. We have not yet determined the impact, if any, of the adoption of SOP 03-3.

In March 2004, the SEC issued Staff Accounting Bulletin, or SAB, No. 105, Application of Accounting Principles to Loan Commitments, which addresses the proper accounting for loan commitments related to the origination of mortgage loans that will be held for resale. SEC registrants must follow the guidance in SAB No. 105 for any new loan commitments entered into beginning April 1, 2004. Since SAB No. 105 applies to the proper valuation and measurement of interest rate lock commitments classified as derivatives, management believes that SAB No. 105 is not applicable to us because our interest rate lock commitments are for loans that will be held for investment; therefore, under SFAS No. 149, they are not considered to be derivatives.

Effect of Inflation

Inflation affects us most significantly in the area of loan originations and can have a substantial effect on interest rates. Interest rates normally increase during periods of high inflation (or in periods when the Federal Reserve Bank, or FRB, attempts to prevent inflation) and decrease during periods of low inflation. See “Types of Managed Interest Rate Risk—Management of Interest Rate Risk.”

Overview of Market Risk

We define market risk as the sensitivity of income to changes in interest rates. Changes in prevailing market interest rates may have two general effects on our business. First, any general increase in mortgage loan interest rates may tend to reduce customer demand for new mortgage loans for the mortgage industry generally, which can negatively impact our future production volume and our projected income. Second, increases or decreases in interest rates can cause changes in our net interest income on the mortgage loans that we own or are committed to fund, and as a result, cause changes in our net income. We refer to this second type of risk as our “managed interest rate risk”. Substantially all of our managed interest rate risk arises from debt related to the financing of our mortgage loan portfolio.

Interest rate risk is managed within an overall asset/liability management framework. The principal objective of asset/liability management is to manage the sensitivity of net income to changing interest rates.

Overview of Our Interest Rate Risk Profile

We view our interest rate risk profile relative to the financing vehicle that is used during the life of our mortgage loans. We have short-term and long-term financings that expose us to interest rate risk for the duration of the respective financing.

Short-term Financing. Short-term financing exists from the time mortgage loans are originated until they are securitized. Our short-term financings, or warehouse borrowings, are dependent upon floating LIBOR rates with a one-month maturity. Because nearly all the collateral backing these financings have an initial fixed interest rate, and the financing instruments are subject to monthly changes in LIBOR, our net interest income is subject to fluctuations.

Long-term Financing. Long-term financing is typically decided by an asset securitization structure. This structure can have financing terms that may be fixed for the life of the financing or be subject to changes in LIBOR rates, as described in the paragraph above.

A fixed financing structure is typically collateralized by fixed rate assets. Because both the asset and liability have fixed rates for the term of the financing, interest rate risk due to fluctuation in LIBOR rates does not exist, resulting in stable net interest income for the term of the financing.

A floating financing structure can be collateralized by fixed or floating rate assets. Nearly all of our mortgage loans have an initial period that is fixed relative to the floating financing structure. For this reason we are subject to net interest income fluctuations caused by changes in LIBOR rates. This fluctuation in net interest income can exist for the entire term of the financing.

Since our net interest income is subject to fluctuating LIBOR rates during the term of our financings, we attempt to minimize our exposure to rate fluctuations by hedging our interest rate risk.

Types of Managed Interest Rate Risk

Our managed interest rate risks include repricing, basis, and prepayment risk.

Repricing Risk. Financing rates are subject to change from the time we originate mortgage products, based upon an estimation of short term financing rates over the life of the loan, until long-term financing is structured. Repricing risk is caused by the potential differences in these financing rates. To minimize the impact of fluctuating financing rates on net interest income we manage our risks through a regimented hedging routine. This hedging strategy involves buying market instruments that match the sensitivity of long-term financing. By doing this we are able to manage our net interest income for the life of our financing.

Basis Risk. Basis risk results when the structured terms of mortgage loans differ from financing terms of our borrowings that are collateralized by those mortgage loans. As a result, our financing rates can change differently than the rates we charge on our mortgage loans. Changes in our financing rates relative to the loans supporting those financings causes fluctuations in net interest income. For this reason our management of this risk involves buying market instruments that increase in value while our net interest income declines in value.

Prepayment Risk. Prepayment risk results from the ability of customers to pay off their mortgage loans before maturity. Generally, prepayments tend to increase in falling interest rate environments as a result of borrowers refinancing fixed-rate and adjustable-rate loans to lower coupon mortgage loans, and prepayments tend to decrease in rising interest rate environments. As a result, falling interest rate environments tend to cause decreases in the balance of our mortgage loan portfolio and related decreases in our net interest income. For this reason we consider many prepayment alternatives when managing interest rate risk to avoid a negative impact to net interest income that can be caused by too many hedge instruments relative to the amount of assets remaining.

Management of Interest Rate Risk. To manage repricing, basis, and prepayment risks, we use various derivative instruments such as options on futures, Eurodollar futures, interest rate caps and floors, interest rate swaps and options on swaps. Generally, we seek to match derivative instruments to particular groups or pools of mortgage loans depending on whether the mortgage loans are fixed or floating rate loans. We intend the derivatives to remain in place until the risk is minimized to the extent that the risk of fluctuation in net interest income is acceptable to management. Through the structure of our long-term financings, we generally have, and seek to realize, opportunities to manage our interest rate risks, particularly with respect to fixed rate mortgages, by seeking to match the terms of the fixed rate mortgages with the fixed rate portion of the long-term financing. We continue to manage interest rate risks associated with variable-rate and other mortgages beyond the point of long-term financing by seeking to identify differences in the basis between our mortgage loans and related long-term financing, and to manage the repricing characteristics of our debt by continuing to purchase, hold, and sell appropriate financial derivatives.

In selecting financial derivatives for interest rate risk management, we seek to select interest rate caps and floors, interest rate swaps, sales of futures and purchases of options on futures designed to provide protection should interest rates on our debt rise. We seek to select derivatives with values that can be expected to rise and produce returns tending to offset reductions in net interest income caused by increased borrowing costs in a rising rate environment.

Counterparty Risk. An additional risk that arises from our borrowing (including repurchase agreements) and derivative activities is counterparty risk. These activities generally involve an exchange of obligations with unaffiliated banks or companies, referred to in such transactions as “counterparties” If a counterparty were to default, we could potentially be exposed to financial loss. We seek to mitigate this risk by limiting our derivatives transactions to counterparties that we believe to be well established, reputable and financially strong.

Maturity and Repricing Information

From December 31, 2002 to December 31, 2003, we used fewer types of hedging instruments in response to a change in our risk management strategy. Prior to 2003, we had used a combination of swaps and Eurodollar futures to manage the interest rate risk inherent in financing our portfolio. The market value of these instruments can be volatile and cause cash outlays in the event of declining rates. In lieu of these instruments, we began to use primarily interest rate caps or puts on Eurodollar futures to minimize the impact of rising rates as well as the volatile cash outlays inherent in the use of futures. Therefore, our positions in swaps and Eurodollar futures diminished significantly from December 31, 2002 to December 31, 2003, illustrated in the tables set forth below.

The advent of this change caused the reduction in other instruments, namely the use of calls and floors. In the past, calls on Eurodollars and interest rate floors have been used to offset the immediate cash impact of declining values in swaps and futures. With the reduction in these futures and swap positions it was no longer necessary to purchase calls or floors to manage the cash impact of short futures and swaps. As shown in the tables below, from December 31, 2003 to March 31, 2004, there was little change in our hedge positions, except for the addition of hedges to manage the interest rate risk associated with long term financing of our mortgage portfolio.

The following tables summarize the notional amounts, expected maturities and weighted average strike rates for interest rate floors, caps and futures that we held as of March 31, 2004, December 31, 2003, and December 31, 2002.

	As of March 31, 2004
	2004	2005	2006	2007	2008	Thereafter
(dollars in thousands)
Caps bought – notional:	$1,234,778	$927,466	$321,417	—	—	—
Weighted average rate	2.77%	3.87%	3.35%	—	—	—
Caps sold - notional:	$1,150,000	$899,299	$321,417	—	—	—
Weighted average rate	3.43%	5.09%	5.04%	—	—	—
Futures sold - notional:	$50,000	$37,500	$162,500	—	—	—
Weighted average rate	1.43%	3.88%	4.01%	—	—	—
Swaps bought - notional:	—	$500,000	$500,000	—	—	—
Weighted average rate	—	2.31%	3.52%	—	—	—
Puts bought - notional:	$333,333	$550,000	—	—	—	—
Weighted average rate	1.50%	3.16%	—	—	—	—
Puts sold - notional:	$150,000	$937,500	—	—	—	—
Weighted average rate	2.78%	3.75%	—	—	—	—
Calls sold - notional:	—	$250,000	—	—	—	—
Weighted average rate	—	2.25%	—	—	—	—

Total notional:	$2,918,111	$4,101,765	$1,305,334	$—	$—	$—

	As of December 31, 2003
	2004	2005	2006	2007	2008	Thereafter
	(dollars in thousands)
Caps bought – notional:	$1,115,750	$927,466	$321,417	—	—	—
Weighted average rate	2.92%	3.87%	3.35%	—	—	—
Caps sold - notional:	$1,025,000	$899,299	$321,417	—	—	—
Weighted average rate	3.61%	5.09%	5.04%	—	—	—
Futures sold - notional:	—	$37,500	$112,500	—	—	—
Weighted average rate	—	3.88%	4.31%	—	—	—
Puts bought - notional:	$250,000	$50,000	—	—	—	—
Weighted average rate	1.50%	2.25%	—	—	—	—
Puts sold - notional:	$112,500	$437,500	—	—	—	—
Weighted average rate	2.78%	4.03%	—	—	—	—

Total notional:	$2,503,250	$2,351,765	$755,334	$—	$—	$—

	As of December 31, 2002
	2003	2004	2005	2006	2007	Thereafter
	(dollars in thousands)
Floors sold – notional:	$188,269	—	—	—	—	—
Weighted average rate	2.25%	—	—	—	—	—
Caps bought – notional:	$157,500	$481,167	$412,799	—	—	—
Weighted average rate	4.22%	3.95%	5.57%	—	—	—
Caps sold – notional:	—	$400,000	$384,633	—	—	—
Weighted average rate	—	6.13%	6.56%	—	—	—
Futures bought – notional:	$781,250	$125,000	—	—	—	—
Weighted average rate	2.28%	2.97%	—	—	—	—
Futures sold – notional:	$833,750	$692,500	$462,500	$300,000	—	—
Weighted average rate	2.25%	4.05%	4.36%	4.62%	—	—
Puts bought – notional:	$700,000	—	—	—	—	—
Weighted average rate	3.48%	—	—	—	—	—
Puts sold – notional:	$925,000	—	—	—	—	—
Weighted average rate	3.00%	—	—	—	—	—
Calls bought – notional:	$225,000	$125,000	—	—	—	—
Weighted average rate	1.50%	2.50%	—	—	—	—
Calls sold – notional:	$225,000	$50,000	—	—	—	—
Weighted average rate	2.00%	2.00%	—	—	—	—

Total notional:	$4,035,769	$1,873,667	$1,259,932	$300,000	—	—

Analyzing Rate Shifts

In our method of analyzing the potential effect of interest rate changes, we study the published forward yield curves for applicable interest rates and instruments, and we then develop various interest rate scenarios for those yield curves, using scenarios that we develop to provide relevant assumptions concerning economic growth rates, market conditions, and inflation rates, as well as the timing, duration, and amount of corresponding FRB responses, in order to determine hypothetical impacts on relevant interest rates. We use this method of analysis as a means of valuation to manage our interest rate risk on our mortgage loan financing over long periods of time. The table below represents the change in our net interest income as determined by changes in our debt costs and offsetting values of derivative instruments as of March 31, 2004 and December 31, 2003 under the four different analysis scenarios that we currently use.

	Effect on Net Interest Income of Assumed Changes in Interest Rates Over a Three Year Period
	March 31, 2004				December 31, 2003
	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 1	Scenario 2	Scenario 3	Scenario 4
	(dollars in thousands)
Change in net interest income from mortgage portfolio	$(50,066)	$(11,700)	$12,482	$24,496	$(10,066)	$824	$10,827	$42,369
Change in net interest income from hedging instruments:
Futures	2,812	886	(41)	(214)	479	667	385	(1,133)
Swaps	9,905	4,176	(982)	(1,532)	—	—	—	—
Puts	1,280	358	365	368	615	(192)	(153)	(250)
Calls	63	63	(375)	(375)	—	—	—	—
Caps	6,776	2,118	169	19	2,310	556	(969)	(2,129)
Floors	—	—	—	—	—	—	—	—

Total change in net interest income from hedging instruments	$20,836	$7,601	$(864)	$(1,734)	$3,404	$1,031	$(737)	$(3,512)

Net change in net interest income	$(29,230)	$(4,099)	$11,618	$22,762	$(6,662)	$1,855	$10,090	$38,857

Scenario 1 – Under this scenario we show mortgage loan and derivative valuations based upon an assumed aggressive response from the FRB, with the assumption that the economy is growing at a pace inconsistent with a FRB desire to maintain a stable or declining inflation environment. Under this scenario, we assume a hypothetical interest rate increase of 375 basis points over a three-year period beginning in second quarter 2004. Such an increase in interest rates is aggressive by historical standards, and provides us with a view of the net interest income changes of our mortgage loans by assuming a comparable rise in financing rates. Making these assumptions at March 31, 2004, we estimate that our net interest income from our mortgage loan portfolio would decrease by $50.1 million. However, we estimate that this amount would be partially offset by an increase in our hedging instruments of $20.8 million. The net effect of this scenario would be a potential decline of $29.2 million in our net interest income from our portfolio. At December 31, 2003, we estimated that our net interest income could decline by $6.7 million under this scenario.

Scenario 2 – In this scenario we assume a slightly less severe hypothetical rise in interest rates compared to Scenario 1 in which the FRB doesn’t begin raising interest rates until the second half of 2004 and then pushes interest rates higher at a faster pace as the economy expands and inflation increases. Under this scenario, we assume that interest rates have the potential to rise 350 basis points, over a three-year period beginning in the fourth quarter of 2004. Making these assumptions at March 31, 2004, we estimate that our net interest income from our mortgage loan portfolio would decrease by $11.7 million. However, we estimate that this amount would be partially offset by an increase in our hedging instruments of $7.6 million. The net effect of this scenario would be a potential decline of $4.1 million in our net interest income from our portfolio. At December 31, 2003, we estimated that our net interest income could increase by $1.8 million under this scenario.

Scenario 3 - In this scenario we assume relatively stable hypothetical short-term rates. This scenario assumes that the FRB is relatively patient, by historical standards, as the economy maintains a range of low growth, and thus the FRB is more concerned with economic expansion than inflation. Interest rates are assumed to rise modestly in year two, with only an approximate 325 basis point increase over three years beginning in first quarter 2005. Given these assumptions at March 31, 2004, we estimate that our net interest income from our mortgage portfolio and hedging instruments would increase by $12.5 million and $0.9 million, respectively, for a total potential increase in net interest income of $11.6 million. At December 31, 2003, we estimated that our net interest income could increase by $10.1 million under this scenario.

Scenario 4 –This scenario assumes that the FRB determines that it must lower rates in the near term, and then begins to reverse previous interest rate cuts in year two, and more aggressively in year three, accounting for an approximate 200 basis point increase in rates over the three year period. Given these assumptions at March 31, 2004, we estimate that our net interest income from our mortgage portfolio would increase by $24.5 million, which would partially be offset by an estimated decline in net interest income from hedging instruments of $1.7 million, for a total potential increase in net interest income of $22.8 million. At December 31, 2003, we estimated that our net interest income could increase by $38.9 million under this scenario.

These scenarios are provided for illustrative purposes only and are intended to assist in the understanding of our sensitivity to changes in interest rates. While these scenarios are developed based on current economic and market conditions, we cannot make any assurances as to the predictive nature of assumptions made in this analysis.

DESCRIPTION OF SAXON REIT CAPITAL STOCK

As of May 25, 2004, our charter and bylaws have been adopted by our board of directors. We filed our charter with the State of Maryland Department of Assessments and Taxation on June 3, 2004.

General

The Saxon REIT charter provides that we are authorized to issue 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value

$0.01 per share. The Saxon REIT charter authorizes its board of directors to classify or reclassify any unissued shares of capital stock without a vote of shareholders.

Common Stock

Except as may otherwise be required by law and subject to any preferences of any other class or series of capital stock, shareholders of Saxon REIT are entitled to one vote for each share of common stock held of record on all matters on which shareholders are entitled or permitted to vote. The common stock does not have cumulative voting rights in the election of directors. As a result, holders of a plurality of the shares of common stock voting for the election of directors can elect all the directors standing for election.

Holders of the common stock of Saxon REIT are entitled to receive distributions out of funds legally available for payment of distributions when and if declared from time to time by the board of directors. If Saxon REIT liquidates, dissolves, or winds up, the holders of the common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of holders of any then outstanding preferred stock. The common stock has no preemptive, subscription, or conversion rights, and there are no redemption or sinking fund provisions in the Saxon REIT charter. The rights, preferences, and privileges of holders of the common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that may designate and issue in the future. The issued and outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

The board of directors of Saxon REIT may issue preferred stock in different series and classes and fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), liquidation preferences, and other rights and preferences of preferred stock not in conflict with Saxon REIT’s charter or Maryland law. There currently are no shares of preferred stock outstanding, and the board of directors has no present plans to issue any shares of preferred stock. The board of directors, without shareholder approval, may issue shares of preferred stock with voting and conversion rights that could adversely affect the voting power of holders of common stock. The issuance of shares of preferred stock might have the effect of delaying, deferring, or preventing a change in control of Saxon REIT. In addition, if Saxon REIT issues preferred stock with dividend rights senior to any dividend rights applicable to the common stock, Saxon REIT will pay dividends to the holders of preferred stock before any dividends are paid to the holders of common stock, and therefore, may have the effect of decreasing the aggregate amount of cash available for distribution to the holders of common stock.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock of Saxon REIT is American Stock Transfer & Trust Co.

CERTAIN PROVISIONS OF MARYLAND LAW AND SAXON REIT

CHARTER AND BYLAWS

The following is a summary of certain provisions of Maryland law and of the Saxon REIT charter and bylaws to be effective upon completion of the merger, copies of which are attached as Exhibits C and D, respectively, to the merger agreement attached to this proxy statement/prospectus as Annex A. As of May 25, 2004, our charter and bylaws have been adopted by our board of directors. We filed our charter with the State of Maryland Department of Assessments and Taxation on June 3, 2004.

Number of Directors; Removal of Board of Directors; Other Provisions

The Saxon REIT charter provides that the board of directors initially will consist of one member and may thereafter be increased or decreased in accordance with its bylaws, provided that the total number of directors may not be fewer than one nor more than thirteen. Immediately upon approval of the merger agreement, the Saxon REIT board of directors will be increased to five members. The Saxon REIT bylaws provide that the number of directors is fixed by the board of directors within the limits set forth in the Saxon REIT charter. At each annual meeting of shareholders, all of the Saxon REIT directors will be elected for a one-year term. Because shareholders will have no right to cumulative voting for the election of directors, at each annual meeting of shareholders the holders of a plurality of the votes cast will be able to elect all of the directors.

The Saxon REIT charter also provides that, except for any directors who may be elected by holders of a class or series of capital stock other than common stock, directors may be removed only for cause and only by the affirmative vote of shareholders holding at least two-thirds of all the votes entitled to be cast for the election of directors. Generally, vacancies on the board of directors may be filled by the concurring vote of a majority of the remaining directors (except in the event of a vacancy on the board of directors among the directors elected by a class or series of stock other than common stock, in which case such vacancy may be filled by a majority of the remaining directors elected by that class or series, or by the shareholders of that class or series unless otherwise provided in the articles supplementary for that series). In the case of a vacancy resulting from the removal of a director by the shareholders, such vacancy can be filled by the shareholders by at least two-thirds of all the votes entitled to be cast in the election of directors. Under Maryland corporate law, directors may fill any vacancy only until the next annual meeting of shareholders. These provisions may make it more difficult and time-consuming to change majority control of Saxon REIT’s board of directors and, thus, may reduce its vulnerability to an unsolicited proposal for the takeover or the removal of incumbent management.

Because the Saxon REIT board of directors will have the power, without a vote of shareholders, to classify or reclassify any unissued shares of capital stock, and to establish the preferences and rights of any preferred or other class or series of stock to be issued, the Saxon REIT board of directors may afford the holders of any class or series of senior shares of capital stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of the Saxon REIT common stock. The issuance of any such senior shares of capital stock could have the effect of delaying, deferring or preventing a change in control of Saxon REIT.

Ownership Limitation

To qualify as a REIT under the Code, Saxon REIT’s stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of Saxon REIT’s outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). Saxon REIT’s charter provides that no person may own, or be deemed to own by the attribution provisions of Sections 544 and 856(h) of the Code, more than 9.8% of the lesser of the aggregate number or aggregate value of the outstanding shares of any class or series of Saxon REIT’s capital stock, subject to waiver or modification by Saxon REIT in certain limited circumstances and subject to an exception for a holder of shares of Saxon REIT’s common stock solely because of such holder’s ownership of more than 9.8% by number of shares of Saxon REIT’s outstanding common stock as a result of the merger so long as such holder would not own, directly or by attribution under the Code, more than 9.8% by value of Saxon REIT’s outstanding common stock as of the time the merger becomes effective. Saxon REIT’s charter further prohibits:

•	any person from actually or constructively owning shares of our capital stock that would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons.

The board of directors of Saxon REIT will adopt a resolution excepting Wasatch Advisors, Inc. and Franklin Mutual Advisers, LLC from the 9.8% ownership limit.

Pursuant to the Saxon REIT charter, if certain proposed transfers of capital stock or other events occur that result in a person owning shares in excess of the ownership limits, then that number of shares of stock actually or constructively owned by that person in violation of the ownership limits will be automatically transferred to a trustee of a trust for the exclusive benefit of one or more charitable beneficiaries. The intended transferee will not acquire any rights in the shares. Shares held by the trustee will constitute issued and outstanding shares of stock. The trustee will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid before Saxon REIT’s discovery that shares of stock have been transferred to the trustee will be paid to the trustee upon demand and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividends or distributions paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland corporate law, effective as of the date that such shares have been transferred to the trustee, the trustee will have the authority (at the trustee’s sole discretion) to

•	rescind as void any vote cast by an intended transferee before our discovery that such shares have been transferred to the trustee, and

•	recast such vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary.

Within 20 days of receiving notice from us that shares of stock have been transferred to the trust, the trustee will sell the shares held in the trust to a person designated by the trustee whose ownership of the shares will not violate the ownership restrictions set forth in the Saxon REIT charter. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiary as follows: the intended transferee will receive the lesser of:

•	the price paid by the intended transferee for the shares or, if the intended did not give value for the shares in connection with the event causing the shares to be held in the trust, the market price of the shares on the day of the event causing the shares to be held in the trust; and

•	the price per share received by the trust from the sale or other disposition of the shares held in the trust.

Any net sales proceeds in excess of the amount payable to the intended transferee will be immediately paid to the charitable beneficiary.

If, prior to the discovery by us that shares of stock have been transferred to the trust, such shares are sold by a prohibited owner, then the shares will be deemed to have been sold on behalf of the trust and, to the extent that a prohibited owner received an amount for the shares that exceeds the amount that the prohibited owner was entitled to receive pursuant to the requirements set forth immediately above, the excess will be paid to the trustee upon demand.

In addition, shares of stock held in trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift); and

•	the market price on the date we, or our designee, accept such offer.

Saxon REIT has the right to accept such offer until the trustee has sold the shares held in the trust. If the shares are sold to Saxon REIT, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee.

Market price as of any date is defined in Saxon REIT’s charter as the closing price with respect to any class or series of outstanding shares of Saxon REIT’s capital stock on such date. The closing price on any date shall mean the last sale price for such shares reported on the Nasdaq National Market, or, in case no such sale takes place on such day, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc., Automated Quotation System, or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market on any national securities exchange in such shares selected by Saxon REIT’s board of directors or, if such shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, or, in the event that no trading price is available for such shares, the fair market value of the shares, as determined in good faith by Saxon REIT’s board of directors.

All certificates representing shares of common stock bear a legend referring to the restrictions described above.

Every owner of more than 5% (during any period in which the number of shareholders of record is 2,000 or more), 1% (during any period in which the number of shareholders of record is greater than 200 but less than 2,000), or 0.5% (during any period in which the number of shareholders of record is 200 or less) (or such lower percentage as required by Saxon REIT’s charter, the Code, and applicable Treasury Regulations) of all classes or series of Saxon REIT’s capital stock, within 30 days after the end of each taxable year, is required to give Saxon REIT written notice stating:

•	the name and address of such owner;

•	the number of shares of each class and series of our stock beneficially owned; and

•	a description of the manner in which the shares are held.

Each owner shall provide Saxon REIT any additional information that Saxon REIT may reasonably request to determine the effect, if any, of such beneficial ownership on its status as a REIT and to ensure compliance with the ownership limit.

Changes in Control Under Maryland Corporate Law

Maryland Business Combination Law

Under Maryland corporate law which governs Saxon REIT, unless an exemption is available, certain “business combinations” (including certain issuances of equity securities) between a Maryland corporation and any “interested shareholder” (generally a shareholder that owns 10% or more of the outstanding voting stock) or an affiliate of the interested shareholder, are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. Thereafter, any such business combination must be recommended by the board of directors and approved by the affirmative vote of at least

•	80% of all the votes entitled to be cast by holders of the outstanding shares of voting stock, and

•	two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the interested shareholder who will (or whose affiliate will) be a party to the business combination or any affiliate or associate of the interested shareholder, voting together as a single voting group, unless, among other conditions, the corporation’s common shareholders receive a “minimum price” (as defined in Maryland corporate law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares. A business combination that is approved by the board of directors of a Maryland corporation at any time before an interested shareholder first becomes an interested shareholder is not subject to the special voting requirements. The Saxon REIT board of directors has opted out of the business combination provisions of Maryland corporate law. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to a business combination involving us; however, as permitted by Maryland corporate law, the Saxon REIT board of directors may elect to become subject to these provisions in the future.

Maryland Control Share Acquisition Law

Under Maryland corporate law which governs Saxon REIT, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by directors who are employees of the corporation. Control shares are voting shares which, if aggregated with all other such shares previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-fifth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to

•	shares acquired in a merger, consolidation, or share exchange if the corporation is a party to the transaction, or

•	acquisitions that are approved or exempted by the charter or bylaws of the corporation before the acquisition of the shares.

The Saxon REIT board of directors, through the Saxon REIT bylaws, has opted out of the control share provisions of Maryland corporate law but, as permitted by Maryland corporate law, may elect to become subject to these provisions in the future.

Advance Notice of Director Nominations and New Business

The Saxon REIT bylaws provide that (1) with respect to an annual meeting of shareholders, subject to the rights of holders of any class or series of stock having a preference over its common stock as to dividends or upon liquidation to elect directors under specified circumstances, nominations of persons for election to the board of directors and the proposal of business to be considered by shareholders may be made only

•	pursuant to a notice of meeting from us,

•	by or at the direction of the board of directors and upon the recommendation of the Nominating and Corporate Governance Committee, or

•	by a shareholder in accordance with the Saxon REIT bylaws and the corporate governance policies adopted by Saxon REIT, and

(2) with respect to special meetings of the shareholders, only the business specified in a notice of meeting from us may be brought before the meeting of shareholders and except as otherwise provided for or fixed by or pursuant to the provisions of the Saxon REIT charter relating to the rights of the holders of any class or series of stock having a preference over our common stock as to dividends or upon liquidation to elect directors under specified circumstances, nominations of persons for election to the board of directors may be made only

•	pursuant to a notice of the meeting from us,

•	by or at the direction of the board of directors and upon the recommendation of the Nominating and Corporate Governance Committee, or

•	provided that the board of directors has determined that directors shall be elected at such meeting, by a shareholder in accordance with the Saxon REIT bylaws and the corporate governance policies adopted by Saxon REIT.

The advance notice provisions contained in the Saxon REIT bylaws generally require nominations and new business proposals by shareholders to be delivered to our secretary not later than the close of business on the 60th day nor earlier than the close of business on the 90th day before the date on which we first mailed its proxy materials for the prior year’s annual meeting of shareholders.

Meetings of Shareholders; Call of Special Meetings; Shareholder Action in Lieu of Meeting by Unanimous Consent

The Saxon REIT bylaws provide that annual meetings of shareholders shall be held on a date and at the time set by the board of directors during the month of May each year (commencing in May 2005). The board of directors may call special meetings of the shareholders. Also, the secretary is required to call a special meeting of the shareholders on the written request of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting. The Saxon REIT bylaws further provide that special shareholder meetings may be called by the holders of any class or series of stock having a preference over Saxon REIT’s common stock as to dividends or upon liquidation in the manner specified in articles supplementary filed as part of our charter. Pursuant to Maryland corporate law and the Saxon REIT bylaws, any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing by shareholders, unless such consent is unanimous.

Merger, Consolidation, Share Exchange, and Transfer of Assets of Saxon REIT

Pursuant to the Saxon REIT charter, subject to the terms of any class or series of stock at the time outstanding, Saxon REIT may merge with or into another entity, may consolidate with one or more other entities, may participate in a share exchange or may transfer its assets within the meaning of Maryland corporate law, but any such merger, consolidation, share exchange, or transfer of assets must be approved by the board of directors in the manner provided in Maryland corporate law. In general, such transactions by a Maryland corporation must first be approved by a majority of the entire board of directors and thereafter approved by shareholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter (unless the charter provides for a greater or lesser shareholder vote but not less than a majority of the number of votes entitled to be cast on the matter). The Saxon REIT charter generally provides for shareholder approval of such transactions by a two-thirds vote of all votes entitled to be cast, except that any merger of Saxon REIT with or into a trust organized to change Saxon REIT’s form of organization from a corporation to a trust will require the approval of shareholders of Saxon REIT by the affirmative vote only of a majority of all the votes entitled to be cast on the matter provided that

•	the shareholders of the trust immediately following the merger are the same as the shareholders of Saxon REIT immediately before the merger, and

•	the trust’s declaration of trust contains amendment provisions substantially equivalent to those contained in specified provisions of the Saxon REIT bylaws.

Under Maryland corporate law, certain mergers may be accomplished without a vote of shareholders. For example, no shareholder vote is required for a merger of a subsidiary of a Maryland corporation into its parent, provided the parent owns at least 90 percent of the subsidiary and that certain other requirements are met. In addition, a merger need not be approved by shareholders of a Maryland successor corporation if the merger does not reclassify or change the terms of any outstanding shares or otherwise amend the charter, and the number of shares outstanding immediately after the merger is not more than 20% of the number of its shares of the same class or series outstanding immediately before the merger becomes effective. Under Maryland corporate law, a share exchange need be approved by a Maryland successor only by its board of directors and in accordance with its articles of incorporation, and a transfer of assets is defined to mean any sale, lease, exchange or other transfer of all or substantially all of the assets of the corporation but excludes

•	a transfer of assets by a corporation in the ordinary course of business actually conducted by it,

•	a mortgage, pledge, or creation of any other security interest in any or all of the assets of the corporation, whether or not in the ordinary course of its business,

•	an exchange of shares of stock through voluntary action under any agreement with the shareholders, or

•	a transfer of assets to one or more persons if all the equity interests of the person or persons are owned, directly or indirectly, by the corporation.

Pursuant to Maryland corporate law, a voluntary dissolution of Saxon REIT also would require the affirmative vote of two-thirds of all the votes entitled to be cast on the matter.

Amendments to the Saxon REIT Charter and Bylaws Under Maryland Corporate Law

Under Maryland corporate law, to amend the charter, the board of directors first must adopt a resolution setting forth the proposed amendment and declaring its advisability and direct that the proposed amendment be submitted to shareholders for their consideration either at an annual or special meeting of shareholders. Thereafter, the proposed amendment must be approved by shareholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, unless a greater or lesser proportion of votes (but not less than a majority of all votes entitled to be cast) is specified in the charter. The provisions contained in the Saxon REIT charter relating to restrictions on transferability of Saxon REIT common stock, and fixing the size of the board within the range set forth in the Saxon REIT charter, as well as the provisions relating to removal of directors, the filling of board vacancies, liability and indemnification of directors and officers, the calling of special shareholder meetings, the authority of the board of directors to issue stock, amendment of the Saxon REIT charter and the exclusive authority of the board of directors to amend the bylaws may be amended only by a resolution adopted by the board of directors and approved at an annual or special meeting of the shareholders by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter. Other amendments to the Saxon REIT charter generally may be effected by requisite action of the board of directors and approval by shareholders by the affirmative vote of not less than a majority of the votes entitled to be cast on the matter. Amendment of the amendment provision of the Saxon REIT bylaws would require board action and approval by holders of not less than two-thirds of the votes entitled to be cast on the matter.

Anti-Takeover Effect of Certain Provisions of Maryland Law and the Saxon REIT Charter and Bylaws

The provisions of the Saxon REIT charter on fixing the size of the board of directors within a specified range and removal of directors, the provisions authorizing the board of directors, without a vote of shareholders, to classify or reclassify any unissued shares of stock into one or more classes or series of stock, the provisions relating to mergers, consolidations, share exchanges, and transfers of assets, the provisions for amending certain provisions of the Saxon REIT charter and bylaws, the advance notice provisions of its bylaws and the limitations on the ability of shareholders to call special meetings could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for holders of our common stock or otherwise be in their best interests. The stock transfer restrictions that are contained in the Saxon REIT charter, which are intended to help Saxon REIT satisfy certain requirements under the federal tax laws to qualify as a REIT for federal income tax purposes, could also delay, defer or prevent a transaction or a change of control of it that might involve a premium price for holders of Saxon REIT common stock or otherwise be in their best interests.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF SAXON CAPITAL AND

SAXON REIT

Delaware corporate law, the Saxon Capital charter, and the Saxon Capital bylaws currently govern the rights of shareholders of Saxon Capital. If the merger agreement is approved by Saxon Capital’s shareholders and the merger is consummated, Saxon Capital’s shareholders will become shareholders of Saxon REIT, and the rights of the shareholders of Saxon REIT will be governed by Maryland corporate law, the Saxon REIT charter, and the Saxon REIT bylaws. The following discussion compares some of the existing rights of shareholders of Saxon Capital with those of shareholders of Saxon REIT. This comparison may not contain all of the information that is important to you. We encourage you to carefully read the Saxon REIT charter and the Saxon REIT bylaws, copies of which are attached as Exhibit C and Exhibit D, respectively, to the merger agreement which is attached to this proxy statement/prospectus as Annex A.

Form of Organization and Purpose

Saxon Capital. Saxon Capital is a Delaware corporation. Pursuant to the Saxon Capital charter, Saxon Capital is authorized to engage in any lawful acts or activities for which corporations may be organized under Delaware corporate law.

Saxon REIT. Saxon REIT is a Maryland corporation. Saxon REIT will make an election to be taxed as a REIT under the federal tax laws and intends to maintain its qualification as a REIT, which will effectively limit the businesses in which Saxon REIT may engage.

Capitalization

Saxon Capital. The Saxon Capital charter authorizes a total of 101,000,000 shares of stock consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. At July 29, 2004, 28,773,200 shares of Saxon Capital common stock were issued and outstanding, and no shares of Saxon Capital preferred stock were issued and outstanding.

Saxon REIT. The Saxon REIT charter provides that the total number of shares of stock of all classes which Saxon REIT has authority to issue is 101,000,000 shares of stock, initially consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. The board of directors is authorized, without a vote of shareholders, to classify or reclassify any unissued shares of stock and to establish the preferences and rights of any preferred or other class or series of stock to be issued. At July 29, 2004, 1,000 shares of Saxon REIT common stock were issued and outstanding and no shares of Saxon REIT preferred stock were issued and outstanding.

Preemptive Rights

Delaware Law. Under Delaware corporate law, shareholders of a corporation have only such preemptive rights as may be provided in the corporation’s charter.

Saxon Capital. The Saxon Capital charter does not provide for preemptive rights.

Maryland Corporate Law. Under Maryland corporate law, shareholders of a Maryland corporation have only such preemptive rights as may be provided in such Maryland corporation’s charter.

Saxon REIT. The Saxon REIT charter does not provide for preemptive rights.

Restrictions on Ownership and Transfer of Stock

Delaware corporate law. Under Delaware corporate law, a written restriction on the transfer of a security, if permitted by Delaware corporate law and noted conspicuously on the certificate representing the security or, in the case of uncertificated shares, contained in the notice required to be sent to the security holder pursuant to Delaware corporate law, may be enforced against the holder or any successor or transferee of the holder. A restriction on the transfer of securities of a corporation may be imposed either by the charter or by the bylaws or by an agreement among any number of security holders or among such holders and the corporation. No restriction so imposed is binding with respect to securities issued before adoption of the restriction unless the holders of the securities are parties to an agreement or voted for the restriction. A restriction on the transfer of securities of a corporation is permitted under Delaware corporate law if, among other things, it prohibits the transfer of the restricted securities to designated persons or classes of persons, and such designation is not manifestly unreasonable. Any other lawful restriction on the transfer of securities also is permitted under Delaware corporate law. Delaware corporate law expressly provides that any restriction on the transfer of shares imposed to maintain a tax advantage to the corporation, including qualification as a REIT, is conclusively presumed to be for a reasonable purpose.

Saxon Capital. Neither the Saxon Capital charter nor the Saxon Capital bylaws provides for restrictions on the transfer of Saxon Capital securities.

Maryland Corporate Law. Under Maryland corporate law, a Maryland corporation may impose a restriction on the transfer of its stock in the corporation’s charter, charter or bylaws. If a Maryland corporation that issues stock imposes a restriction on its transferability, the stock certificate must (1) contain a full statement of the restriction, or (2) state that the corporation will furnish information about the restriction to the shareholder on request and without charge. Maryland corporate law expressly authorizes the charter of a Maryland corporation to provide for restrictions on transferability designed to permit a corporation to qualify as a REIT under the federal tax laws or for any other purpose.

Saxon REIT. The ownership limit under the Saxon REIT charter provides that, subject to certain exceptions, no person may own, or be deemed to own by the attribution provisions of the federal tax laws, more than more than 9.8% of the lesser of the aggregate number or aggregate value of the outstanding shares of any class or series of Saxon REIT’s capital stock, subject to waiver or modification by Saxon REIT in certain limited circumstances and subject to an exception for a holder of shares of Saxon REIT’s common stock solely because of such holder’s ownership of more than 9.8% by number of shares of Saxon REIT’s outstanding common stock as a result of the merger so long as such holder would not own, directly or by attribution under the Code, more than 9.8% by value of Saxon REIT’s outstanding common stock as of the time the merger becomes effective. Saxon REIT’s charter further prohibits:

•	any person from actually or constructively owning shares of our capital stock that would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons.

The board of directors of Saxon REIT will adopt a resolution excepting Wasatch Advisors, Inc. and Franklin Mutual Advisers, LLC from the 9.8% ownership limit. See “Comparison of Rights of Shareholders of Saxon Capital and Saxon REIT—Restrictions on Ownership and Transfer of Stock.”

Amendment of the Saxon Capital Charter and Saxon REIT Charter

Delaware corporate law. Under Delaware corporate law, an amendment to a corporation’s charter generally requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon. Under Delaware corporate law, the holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely whether or not the charter grants voting rights to such class of stock. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes.

Saxon Capital. The Saxon Capital charter provides that, unless otherwise specified by the Saxon Capital charter, Saxon Capital reserves the right to amend, alter, change, or repeal any provision contained in the Saxon Capital charter in the manner prescribed by Delaware corporate law.

The Saxon Capital charter provides further that the affirmative vote of at least two-thirds of the voting power of all the shares entitled to vote generally in the election of directors is required to alter, amend or repeal, or to adopt any provisions inconsistent with certain provisions in the Saxon Capital charter relating to the amendment of the bylaws.

Maryland Corporate Law. Under Maryland corporate law, to amend the charter, generally the board of directors first must adopt a resolution setting forth the proposed amendment and declaring its advisability and direct that the proposed amendment be submitted to shareholders for their consideration either at an annual or special meeting of shareholders. Thereafter, the proposed amendment must be approved by shareholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, unless a greater or lesser proportion of votes (but not less than a majority of all votes entitled to be cast) is specified in the charter. If the charter so provides, the board of directors may amend the charter to increase or decrease the number of authorized shares of stock without shareholder consent.

Saxon REIT. The provisions in the Saxon REIT charter relating to restrictions on transferability of Saxon REIT common stock, and fixing the size of the board within the range set forth in the Saxon REIT charter, as well as the provisions relating to removal of directors, the filling of board vacancies, liability and indemnification of directors and officers, the calling of special shareholder meetings, the authority of the board of directors to issue stock, amendment of the Saxon REIT charter and the exclusive authority of the board to amend the bylaws may be amended only by a resolution adopted by the board of directors and approved at an annual or special meeting of the shareholders by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter. Other amendments to the Saxon REIT charter generally may be effected by requisite action of the board of directors and approval by shareholders by the affirmative vote of not less than a majority of the votes entitled to be cast on the matter.

Amendment of the Saxon Capital Bylaws and Saxon REIT Bylaws

Delaware corporate law. Under Delaware corporate law, the adoption of, amendment to, or repeal of, a corporation’s bylaws requires the approval of the shareholders, unless the charter confers the power to amend the bylaws upon the board of directors. Even if the power to adopt, amend or repeal the bylaws is conferred upon the board of directors, the shareholders may not be divested of the power to adopt, amend or repeal the bylaws.

Saxon Capital. Subject to the exceptions described below, the Saxon Capital charter authorizes the board of directors to make, alter, amend and repeal the Saxon Capital bylaws. Any bylaws made by the board of directors may be altered, amended or repealed by the directors or by the shareholders. The Saxon Capital charter also provides that, subject to the exceptions described below, the Saxon Capital bylaws may be altered, amended or repealed (a) by the affirmative vote of at least two-thirds of the shares represented and entitled to vote at an annual election of directors, or (b) subject to Delaware law, by a majority vote of those directors present at any meeting at which a quorum of the board of directors is present.

The Saxon Capital bylaws provides that the power to repeal, alter, amend, and rescind the bylaws and to adopt new bylaws is vested with the board provided that the board may delegate such power, in whole or part, to the shareholders.

Maryland Corporate Law. Under Maryland corporate law, the adoption of, an amendment to, or the repeal of, a Maryland corporation’s bylaws requires the approval of the shareholders, unless the charter or bylaws confer the power to amend the bylaws upon the board of directors.

Saxon REIT. As permitted under Maryland corporate law, the Saxon REIT charter and bylaws provide that directors have the exclusive right to amend or repeal the Saxon REIT bylaws.

Shareholder Voting Rights Generally

Delaware corporate law. Under Delaware corporate law, unless otherwise provided in the charter and subject to certain provisions of Delaware corporate law, each shareholder is entitled to one vote for each share of capital stock held by such shareholder. Each shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Delaware corporate law further provides that in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the shareholders, unless Delaware corporate law, the charter or the bylaws specify a different voting requirement. Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and the affirmative vote of the majority of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class.

Saxon Capital. The Saxon Capital bylaws provide that in all matters, when a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Saxon Capital charter, a different vote is required in which case such express provision shall govern and control the decision of such question. The Saxon Capital bylaws also provide that each shareholder shall at every meeting of the shareholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such shareholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period. Each share of Saxon Capital common stock has one vote and the Saxon Capital charter permits the board of directors to classify and issue shares of capital stock in one or more series having voting power which may differ from that of the common stock.

Maryland Corporate Law. Under Maryland corporate law, unless the charter provides for a greater or lesser number of votes per share or limits or denies voting rights, each outstanding share of stock, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of shareholders. A shareholder may vote the stock the shareholder owns either in person or by proxy, which proxy is not valid more than eleven months after its date, unless such proxy provides otherwise. Unless Maryland corporate law or charter specify a different voting requirement, a majority of all the votes cast at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the shareholders. Additionally, unless Maryland corporate law or charter provide otherwise, if two or more classes of stock are entitled to vote separately on any matter for which Maryland corporate law requires approval by two-thirds of all the votes entitled to be cast, the matter must be approved by two-thirds of all the votes of each class.

Saxon REIT. Each share of Saxon REIT common stock has one vote, and the Saxon REIT charter permits the board of directors to classify and issue shares of capital stock in one or more classes or series having voting power that may differ from that of the shares of Saxon REIT common stock. The Saxon REIT bylaws provide that, except with respect to the election of directors, and unless otherwise provided in the Saxon REIT charter, a majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present is sufficient to approve any matter properly before the meeting, unless more than a majority is required by statute or the Saxon REIT charter. Each shareholder is entitled to cast the votes owned of record by him either in person or by proxy, but no proxy shall be valid after 11 months from the date of its execution, unless otherwise provided in the proxy.

Shareholder Action by Written Consent

Delaware corporate law. Under Delaware corporate law, unless otherwise provided in a corporation’s charter, any action that may be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent (or consents) in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation.

Saxon Capital. The Saxon Capital bylaws provide that any action required or permitted to be taken by the shareholders of the corporation may be taken and that comments if a written consent is signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote were present and voted.

Maryland Corporate Law. Under Maryland corporate law, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a unanimous written consent which sets forth the action and is signed by each shareholder entitled to vote on the matter is filed with the records of shareholder meetings.

Saxon REIT. The Saxon REIT bylaws provided that, subject to the rights of the holders of any class or series of stock (other than Saxon REIT common stock) to elect additional directors under specific circumstances, any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing by shareholders, unless such consent is unanimous.

Special Shareholder Meetings

Delaware corporate law. Under Delaware corporate law, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the charter or by the bylaws.

Saxon Capital. The Saxon Capital bylaws provide that special meetings of shareholders of the corporation may be called by (1) the board of directors pursuant to a resolution approved by a majority of the entire board of directors or (2) by shareholders owning a majority of the issued and outstanding capital stock upon a written request to the officer of Saxon Capital. The business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting by or at the direction of the Saxon Capital board.

Maryland Corporate Law. Under Maryland corporate law, a special meeting of shareholders may be called by (1) the president, (2) the board of directors, or (3) any other person specified in the charter or the bylaws. Maryland corporate law further provides that the secretary of a Maryland corporation shall call a special meeting of the shareholders on the written request of shareholders entitled to cast at least 25% of all the votes entitled to be cast at the meeting, unless a Maryland corporation includes in its charter or bylaws a provision that requires the written request of shareholders entitled to cast a greater or lesser percentage of all votes entitled to be cast at the meeting, except that in no event shall the percentage provided for in the charter or bylaws be greater than a majority of all the votes entitled to be cast at the meeting. Notwithstanding the foregoing, Maryland corporate law provides that unless requested by shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting of the shareholders held during the preceding 12 months.

Saxon REIT. The Saxon REIT charter provides that special meetings of the shareholders may be called by the board of directors of Saxon REIT or any other person specified in the Saxon REIT bylaws. The Saxon REIT charter further provides that the secretary of Saxon REIT is required to call a special meeting of the shareholders on the written request of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting. The Saxon REIT bylaws contain similar provisions to the Saxon REIT charter regarding the calling of special shareholder meetings. In addition, the Saxon REIT bylaws provide that special shareholder meetings may be called by the holders of any class or series of stock having a preference over the Saxon REIT common stock as to dividends or upon liquidation in the manner specified in the Saxon REIT charter or articles supplementary.

Number and Election of Directors

Delaware corporate law. Under Delaware corporate law, the minimum number of directors is one. Delaware corporate law provides that the number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the charter fixes the number of directors, in which case a change in the number of directors may be made only upon amendment of the charter. In addition, Delaware corporate law permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. Delaware corporate law provides that directors must be elected by a plurality of the votes of the shares present in person or represented by proxy at a shareholder meeting and entitled to vote on the election of directors. Delaware corporate law further provides that the vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors unless the charter or the bylaws shall require a vote of greater number.

Saxon Capital. The Saxon Capital charter provides that the number of directors shall be fixed from time to time by or pursuant to the Saxon Capital bylaws but shall not be less than one nor more than nine. The Saxon Capital bylaws provide that the Saxon Capital board shall be fixed from time to time by the board of directors or the vote of the holders of a majority of the issued and outstanding shares entitled to vote but shall not be less than three nor more than nine. Further, neither the Saxon Capital charter nor the bylaws provide that the board of directors will be divided into classes of directors. However, prior to an amendment to the Saxon Capital bylaws in January 2004, the Saxon Capital bylaws provided for the classification of the board of directors into three classes, each consisting of approximately one-third of the total number of directors. The Saxon Capital bylaws currently provide that the term of office for each director is one year and such term expires at the time of the annual meeting of shareholders. In addition, the directors of Saxon Capital shall elect an “independent director” to serve as chairman of the board of directors. There are no cumulative voting rights in the election of directors under the Saxon Capital charter.

Maryland Corporate Law. Under Maryland corporate law, the minimum number of directors is one. Maryland corporate law provides that the charter, until changed by the bylaws, shall provide the number of directors. The bylaws may both

•	alter the number of directors set by the charter, and

•	authorize a majority of the entire board of directors to alter within specified limits the number of directors set by the charter or the bylaws,

but the action may not affect the tenure of office of any director. In addition, Maryland corporate law permits, but does not require, a classified board of directors. If the directors are divided into classes, the term of office may be provided in the bylaws, except that

•	the term of office of a director may not be longer than five years or, except in the case of an initial or substitute director, shorter than the period between annual meetings, and

•	the term of office of at least one class must expire each year.

Each share of stock may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. Unless the charter or bylaws provide otherwise, a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director.

Saxon REIT. Effective upon shareholder approval of the merger agreement, the board of directors will consist of five members and may thereafter be increased or decreased in accordance with the Saxon REIT bylaws, provided that the total number of directors may not be fewer than one nor more than thirteen. Pursuant to the Saxon REIT bylaws, the number of directors shall be fixed by the board of directors within the limits set forth in the Saxon REIT charter. Further, neither the Saxon REIT charter nor the bylaws provide that the board of directors will be divided into classes of directors. At each annual meeting of shareholders, all directors will be elected at such meeting and will serve a one-year term. Because shareholders of Saxon REIT will have no right to cumulative voting for the election of directors, at each annual meeting of shareholders the holders of a plurality of the votes cast will be able to elect all of the directors.

Removal of Directors

Delaware corporate law. Delaware corporate law provides that a director of a corporation may be removed with or without cause by the holders of a majority of shares then entitled to vote at an election of directors, provided, that, when a corporation has a classified board of directors, a director may be removed only for cause, unless the charter provides otherwise, or if the corporation has cumulative voting and if less than the entire board is to be removed, such director or directors may be removed without cause only by the holder of sufficient shares to elect such director.

Saxon Capital. The Saxon Capital charter provides that directors may not be removed from office by the affirmative vote of the shareholders except for cause. The Saxon Capital bylaws provide that any or all directors may be removed with or without cause by the shareholder at a special meeting and except as otherwise provide by Delaware law or the Saxon Capital charter may be removed for cause by the board of directors.

Maryland Corporate Law. Under Maryland corporate law, unless the charter provides otherwise, the shareholders of a Maryland corporation may remove any director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast for the election of directors, except that, unless the charter provides otherwise,

•	if the shareholders of any class or series are entitled separately to elect one or more directors, a director elected by a class or series may not be removed without cause except by the affirmative vote of a majority of all the votes of that class or series,

•	if a corporation has cumulative voting for the election of directors and less than the entire board is to be removed, a director may not be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there is more than one class of directors, at an election of the class of directors of which he is a member, and

•	if the directors have been divided into classes, a director may not be removed without cause.

Saxon REIT. The Saxon REIT charter and Saxon REIT bylaws provides that, except for any directors who may be elected by holders of a class or series of shares other than Saxon REIT common stock, directors may be removed only for cause and only by the affirmative vote of shareholders holding at least two-thirds of all the votes entitled to be cast for the election of directors.

Vacancies on the Board of Directors

Delaware corporate law. Under Delaware corporate law, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the shareholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the charter or the bylaws. If, however, the charter directs that a particular class is to elect such director, only a majority of directors elected by such class may fill such vacancy. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately before such increase, the Delaware Court of Chancery may, upon application of shareholders holding at least ten percent of the voting stock at the time having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office. Under Delaware corporate law, unless otherwise provided in the charter or bylaws, when one or more directors resigns from the board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Delaware corporate law in the filling of other vacancies.

Saxon Capital. The Saxon Capital charter and board resolutions provide that, subject to any rights of the holders of preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office and upon the recommendation of the Nominating and Corporate Governance Committee, even though less than a quorum of the board of directors. Any director elected in this manner holds office for a term expiring at the end of the next annual meeting of shareholders and until such director’s successor shall have been elected and qualified. No decrease in the number of directors may shorten the term of any incumbent director.

Maryland Corporate Law. Under Maryland corporate law, the shareholders may fill vacancies on the board of directors caused by the removal of a director, except that if the shareholders of any class or series are entitled separately to elect one or more directors, the shareholders of that class or series may elect a successor to fill a vacancy which results from the removal of a director elected by that class or series. Maryland corporate law further provides that unless the charter or bylaws provide otherwise, a majority of the remaining directors, whether or not sufficient to constitute a quorum, may fill a vacancy on the board of directors which results from any cause except that (1) a vacancy caused by an increase in the number of directors may be filled by a majority of the entire board, and (2) if the shareholders of any class or series are entitled separately to elect one or more directors, a majority of the remaining directors elected by that class or series or the sole remaining director elected by that class or series may fill any vacancy among the number of directors elected by that class or series. Under Maryland corporate law, a director elected by the board of directors to fill a vacancy serves until the next annual meeting of shareholders and until his successor is elected and qualifies. A director elected by the shareholders to fill a vacancy that results from the removal of a director serves for the balance of the term of the removed director.

Saxon REIT. The Saxon REIT charter and Saxon REIT bylaws provide that except in the case of a vacancy on the board of directors among the directors elected by a class or series of stock other than Saxon REIT common stock, any vacancy on the board of directors may be filled by the affirmative vote of a majority of the remaining directors (except that a vacancy which results from an increase in the number of directors may be filled by a majority of the directors then serving as directors). As provided by Maryland corporate law, a director elected in this manner serves until the next annual meeting of shareholders and until his successor is duly elected and qualified.

Advance Notice of Director Nominations and of New Business Proposals

Saxon Capital. The Saxon Capital bylaws and board resolutions provide that

•	nominations for persons for election to the board of directors may be made

•

by the board of directors and upon the recommendation of the Nominating and Corporate Governance Committee appointed by the board of directors, or by any shareholder entitled to vote in the election of directors if written notice of such shareholder’s intent to make such nomination or nominations is given to the Secretary of Saxon Capital not less than ninety calendar days before the anniversary date of the immediately preceding annual meeting, or

•	if the annual meeting is scheduled for a date that is not within 30 days before or 30 days after such anniversary date or in the event of a special meeting, such notice must be given by the late of the thirteenth calendar day before such annual meeting or tenth calendar day following the day on which such notice for such meeting was made or public disclosure of the meeting was made, and

•	shareholder proposals may be made by any shareholder entitled to vote in the election of directors and who satisfies the requirements of the proxy rules under the Exchange Act of 1934 by notice in writing, such notice to be received by the Secretary of Saxon Capital in the same time frame after nomination of directors.

Saxon REIT. The Saxon REIT bylaws provide that (1) with respect to an annual meeting of shareholders, subject to the rights of holders of any class or series of stock having a preference over the Saxon REIT common stock as to dividends or upon liquidation to elect directors under specified circumstances, nominations of persons for election to the board of directors and the proposal of business to be considered by shareholders may be made only

•	pursuant to Saxon REIT’s notice of meeting,

•	by or at the direction of the board of directors and upon the recommendation of the Nominating and Corporate Governance Committee, or

•	by a shareholder in accordance with the Saxon REIT bylaws and the corporate governance policies adopted by Saxon REIT, and

(2) with respect to special meetings of the shareholders, only the business specified in Saxon REIT’s notice of meeting may be brought before the meeting of shareholders and except as otherwise provided for or fixed by or pursuant to the provisions of the Saxon REIT charter relating to the rights of the holders of any class or series of stock having a preference over the Saxon REIT common stock as to dividends or upon liquidation to elect directors under specified circumstances, nominations of persons for election to the board of directors may be made only

•	pursuant to Saxon REIT’s notice of the meeting,

•	by or at the direction of the board of directors and upon the recommendation of the Nominating and Corporate Governance Committee, or

•	provided that the board of directors has determined that directors shall be elected at such meeting, by a shareholder in accordance with the Saxon REIT bylaws and the corporate governance policies adopted by Saxon REIT.

The advance notice provisions contained in the Saxon REIT bylaws generally require nominations and new business proposals by shareholders to be delivered to the Secretary of Saxon REIT not later than the close of business on the 60th day nor earlier than the close of business on the 90th day before the date on which Saxon REIT first mailed its proxy materials for the prior year’s annual meeting of shareholders.

Transactions Involving Directors or Officers

Delaware corporate law. Under Delaware corporate law, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the contract or transaction, or solely because such director’s votes are counted for such purpose, if

•	the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum,

•	the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders, or

•	the contract or transaction is fair to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

A corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation.

Saxon Capital. As a Delaware corporation, Saxon Capital is subject to the foregoing provision with respect to transactions between it and its officers and directors. Saxon Capital has adopted a policy that any material contracts and transactions between Saxon REIT, or any of its subsidiaries, on the one hand, and a director or executive officer of Saxon REIT or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors and by the Audit Committee.

Maryland Corporate Law. Under Maryland corporate law, a contract or transaction between a Maryland corporation and any of its directors or between a Maryland corporation and any other corporation, firm, or other entity in which any of its directors is a director, or has a material financial interest, is not void or voidable solely for this reason, or solely because the director is present at the meeting of the board or committee of the board which authorizes, approves, or ratifies the contract or transaction, or solely because such director’s or directors’ votes are counted for such purpose, if

•

the fact of common directorship or interest is disclosed or known to the board of directors or the committee, and the board or committee authorizes, approves, or ratifies the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum,

•	the fact of common directorship or interest is disclosed or known to the shareholders entitled to vote, and the contract or transaction is authorized, approved, or ratified by a majority of the votes cast by the shareholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director, corporation, firm, or other entity, or

•	the contract or transaction is fair and reasonable to the corporation. Common or interested directors or the stock owned by them or by an interested corporation, firm, or other entity may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee of the board or at a meeting of the shareholders, as the case may be, at which the contract or transaction is authorized, approved or ratified.

Saxon REIT. As a Maryland corporation, Saxon REIT is subject to the foregoing provisions with respect to transactions between Saxon REIT and its directors. Saxon REIT’s board of directors also intends to continue Saxon Capital’s policy which would require that any material contracts and transactions between Saxon REIT, or any of its subsidiaries, on the one hand, and a director or executive officer of Saxon REIT or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the Audit Committee. Where appropriate in the judgment of the board of directors, the board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of nonaffiliated security holders, although the board of directors will have no obligation to do so.

Limitation of Liability and Indemnification of Directors and Officers

Delaware corporate law. Under Delaware corporate law, directors may be indemnified for liabilities incurred in connection with specified actions (other than any action brought by or in the right of the corporation), if they acted in good faith and in a manner they reasonably believed to be in and not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The same standard of conduct is applicable for indemnification in the case of derivative actions brought by or in the right of the corporation, except that in such cases Delaware corporate law authorizes indemnification only for expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such cases. Moreover, Delaware corporate law requires court approval before there can be any such indemnification where the person seeking indemnification has been found liable to the corporation in a derivative action. To the extent that a present or former director or officer has been successful in defense of any action, suit or proceeding, Delaware corporate law provides for indemnification of such person for expenses (including attorneys’ fees). Delaware corporate law states expressly that the indemnification provided by or granted pursuant to Delaware corporate law is not deemed exclusive of any non-statutory indemnification rights existing under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

Saxon Capital. Saxon Capital’s charter and bylaws provide that every director, officer and employee of Saxon Capital shall be indemnified against all expenses and liabilities, including attorney’s fees, reasonably incurred by or imposed upon him by reason of his being or having been a director, officer or employee of Saxon Capital. A director, officer or employee is entitled to be indemnified if that person acted in good faith and in a manner he or she reasonably believed to be in the best interests of Saxon Capital. Saxon Capital’s charter provides, however, that indemnification shall not be provided if a person is found liable to Saxon Capital for any claim, issue or matter. In a criminal matter, indemnification may not be made if the person had reasonable cause to believe that his or her actions were unlawful.

Maryland Corporate Law. Maryland corporate law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from

•	actual receipt of an improper benefit or profit in money, property or services,

•	acts committed in bad faith or active and deliberate dishonesty established by a final judgment as being material to the cause of action, or

•	in the case of any criminal proceeding, the director having reasonable cause to believe that an act or omission was unlawful.

Maryland corporate law further provides that a Maryland corporation may not indemnify a director or officer for any proceeding in which the director or officer is found to be liable to the corporation in a suit by or in the right of the corporation. Maryland corporate law expressly states that the indemnification or advancement of expenses authorized by Maryland corporate law may not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director or officer may be entitled under the charter, the bylaws, a resolution of the shareholders or directors, an agreement or otherwise.

Saxon REIT. The Saxon REIT charter provides that to the maximum extent permitted by Maryland statutory or decisional law, as amended or interpreted, no director or officer of Saxon REIT shall be personally liable to Saxon REIT or its shareholders for money damages. No amendment of the Saxon REIT charter or repeal of its provisions will limit the benefits provided to directors and officers under this provision with respect to any act or omission that occurred before such amendment or repeal. The Saxon REIT charter provides broad indemnification to directors and officers, whether serving Saxon REIT, or at its request, any other entity, to the maximum extent permitted under Maryland law. Saxon REIT will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, will pay or reimburse reasonable expenses in advance of final disposition of a proceeding to,

•	(1) any individual who is a present or former director or officer of Saxon REIT and who is made a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of Saxon REIT, and whether civil, criminal, administrative, investigative or otherwise, by reason of his or her service in that capacity, or

•	(2) any individual who, while a director of Saxon REIT and at the request of Saxon REIT, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to, or threatened to be made a party to, any threatened, pending or completed action, suit or proceeding by reason of his or her service in that capacity.

To the maximum extent permitted by applicable law, the indemnification Saxon REIT will provide will include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement. Saxon REIT may, with the approval of its board of directors, provide such indemnification and advance for expenses to a person who served a predecessor of Saxon REIT in any of the capacities described in (1) or (2) above and to any employee or agent of Saxon REIT or a predecessor of Saxon REIT.

Saxon REIT’s charter requires Saxon REIT to advance expenses upon its receipt of

•	a written undertaking by or on behalf of the director or officer to repay such advances or reimbursed expenses in the event it shall ultimately be determined that the standard of conduct has not been met, and

•	a written affirmation by the director or officer of such director’s or officer’s good faith belief that the standard of conduct necessary for indemnification by Saxon REIT has been met.

Saxon REIT also intends to enter into indemnification agreements indemnifying each of its directors and officers to the fullest extent permitted by Maryland law and to advance to its directors and officers all related expenses subject to reimbursement if it is subsequently determined that indemnification is not permitted.

Declaration of Dividends

Delaware corporate law. Under Delaware corporate law, a corporation is permitted to declare and pay dividends out of surplus (as defined in Delaware corporate law) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Dividends may be paid in cash, property or shares of a corporation’s capital stock. In addition, Delaware corporate law generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation.

Saxon Capital. Saxon Capital, as a Delaware corporation, is subject to the foregoing provisions of Delaware corporate law

Maryland Corporate Law. Under Maryland corporate law, if authorized by its board of directors, a Maryland corporation may declare and pay dividends subject to any restriction in its charter unless, after giving effect to the dividend,

•	the corporation would not be able to pay indebtedness of the corporation as the indebtedness becomes due in the usual course of business, or

•	the corporation’s total assets would be less than the sum of the corporation’s total liabilities plus, unless the charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the shareholders whose preferential rights on dissolution are superior to those receiving the dividend.

Saxon REIT. Under the Saxon REIT bylaws, dividends upon the shares of stock of Saxon REIT may be authorized and declared by the directors, subject to the provisions of law and the Saxon REIT charter. Under the Saxon REIT charter, subject to the provisions of law and any preferences of any class of the capital stock of Saxon REIT, classified or reclassified, dividends (including dividends payable in shares of another class of Saxon REIT stock) may be paid on Saxon REIT common stock at such time and in such amounts as the board of directors may deem advisable and the holders of Saxon REIT common stock shall share ratably in any such dividends, in proportion to the number of shares of Saxon REIT common stock held by them respectively, on a share for share basis. The Saxon REIT bylaws provide that dividends and other distributions may be paid in cash, property, or shares of Saxon REIT, subject to Maryland law and the Saxon REIT charter. Saxon REIT currently expects to pay regular dividends to holders of shares of its common stock.

Appraisal Rights

Delaware corporate law. Under Delaware corporate law, the right to receive an appraisal of the fair value of dissenting shares is made available to shareholders of a constituent corporation in a merger or consolidation effected under Delaware corporate law. Dissenters’ rights of appraisal are not available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine shareholders entitled to receive notice and vote on such transaction, were either

•	listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Security Dealers, Inc., or

•	held of record by more than 2,000 holders.

Further, no appraisal rights are available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided by Delaware corporate law.

Notwithstanding the foregoing, appraisal rights under Delaware corporate law are available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Delaware corporate law to accept for such stock anything except

•	shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof,

•	shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by more than 2,000 holders,

•	cash in lieu of fractional shares, or

•	any combination of the shares of stock, depository receipts and cash in lieu of such fractional shares.

Saxon Capital. Saxon Capital, as a Delaware corporation, is subject to the foregoing provisions of Delaware corporate law

Maryland Corporate Law. Under Maryland corporate law, a shareholder of a Maryland corporation has the right to demand and receive payment of the fair value of the shareholder’s stock from the corporation if, among other things, the corporation consolidates or merges with another corporation. Unless the transaction is governed by certain provisions specified by Maryland corporate law, however, a shareholder may not demand the fair value of his stock and is bound by the terms of the transaction if

•	the stock is listed on a national securities exchange or is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.,

•	the stock is that of the successor in a merger, unless

•	the merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so, or

•	the stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of the provisions for the treatment of fractional shares of stock in the successor,

•	the stock is not entitled to vote on the transaction or the shareholder did not own the stock as of the record date,

•	the charter provides that the shareholders are not entitled to the rights of an objecting shareholder, or

•	the stock is that of an open-end investment company registered with the SEC under the Investment Company Act and the value placed on the stock in the transaction is its net asset value.

Saxon REIT. Saxon REIT, as a Maryland corporation, is subject to the foregoing provisions of Maryland corporate law.

Merger, Consolidation, Share Exchange, and Transfer of all or Substantially all Assets

Delaware corporate law. Under Delaware corporate law, the principal terms of a merger or consolidation generally require the approval of the shareholders of each of the constituent corporations. Unless otherwise required in a corporation’s charter, Delaware corporate law does not require a shareholder vote of the surviving corporation in a merger if

•	the agreement of merger does not amend in any respect the charter of such constituent corporation,

•	each share of stock of such constituent corporation outstanding immediately before the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger, and

•	either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately before the effective date of the merger.

When a shareholder vote is required under Delaware corporate law to approve a merger or consolidation, unless the charter provides otherwise, the affirmative vote of a majority of shares present in person or represented by proxy for each class of shares entitled to vote on the merger or consolidation shall be required to approve the merger or consolidation. If multiple classes of stock are entitled to vote on the merger or consolidation as separate classes, then a majority of each class present in person or represented by proxy at the meeting entitled to vote to approve the merger or consolidation, voting separately as a class, shall be required to approve the merger or consolidation.

Under Delaware corporate law, a corporation may at any meeting of its board of directors or governing body, sell, lease, or exchange all or substantially all of its property and assets, including its goodwill and its corporate franchises, upon such terms and conditions and for such consideration, which may consist in whole or in part of money or other property, including shares of stock in, or other securities of, any other corporation or corporations, as its board of directors or governing body deems expedient and for the best interests of the corporation, when and as authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote thereon.

Saxon Capital. Saxon Capital, as a Delaware corporation, is subject to the preceding provisions of Delaware corporate law.

Maryland Corporate Law. Maryland corporate law generally provides that mergers, consolidations, share exchanges, or transfers of assets must first be approved by a majority of the board of directors and thereafter approved by shareholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter (unless the charter provides for a greater or lesser shareholder vote but not less than a majority of the number of votes entitled to be cast on the matter).

Under Maryland corporate law, however, certain mergers may be accomplished without a vote of shareholders. For example, no shareholder vote is required for a merger of a subsidiary of a Maryland corporation into its parent, provided the parent owns at least 90 percent of the subsidiary. In addition, a merger need not be approved by shareholders of a Maryland successor corporation if the merger does not reclassify or change the terms of any class or series of its shares that are outstanding immediately before the merger becomes effective or otherwise amend the charter, and the number of shares of such class or series of its stock outstanding immediately after the merger does not increase by more than 20 percent of the number of its shares of the same class or series outstanding immediately before the merger becomes effective. Under Maryland, corporate law, a share exchange need be approved by a Maryland successor only by its board of directors and by any other action required by its charter, and a transfer of assets is defined to mean any sale, lease, exchange or other transfer of all or substantially all of the assets of the corporation but excludes

•	a transfer of assets by a corporation in the ordinary course of business actually conducted by it,

•	a mortgage, pledge or creation of any other security interest in any or all of the assets of the corporation, whether or not in the ordinary course of its business,

•	an exchange of shares of stock through voluntary action under any agreement with the shareholders, or

•	a transfer of assets to one or more persons if all the equity interests of the person or persons are owned, directly or indirectly, by the corporation, or

•	by a corporation registered as an open-end investment company under the Investment Company Act.

Saxon REIT. Pursuant to the Saxon REIT charter, subject to the terms of any class or series of capital stock at the time outstanding, Saxon REIT will be able to merge with or into another entity, consolidate with one or more other entities, participate in a share exchange or transfer its assets within the meaning of Maryland corporate law, but any such merger consolidation, share exchange or transfer of assets must be approved by the board of directors in the manner provided in Maryland corporate law. The Saxon REIT charter provides for shareholder approval of such transactions by a two-thirds vote of all votes entitled to be cast (subject to the above enumerated statutory exceptions to a shareholder vote), except that any merger of Saxon REIT with or into a trust organized to change Saxon REIT’s form of organization from a corporation to a trust will require the approval of shareholders of Saxon REIT by the affirmative vote only of a majority of all the votes entitled to be cast on the matter, provided that (1) the shareholders of the trust immediately following the merger are the same as the shareholders of Saxon REIT immediately before the merger and (2) the trust’s declaration of trust contains amendment provisions substantially equivalent to those contained in specified provisions of the Saxon REIT bylaws.

Changes in Control Under Delaware and Maryland Law

Delaware corporate law. Section 203 of Delaware corporate law provides that, subject to certain exceptions specified therein, a corporation will not engage in any business combination with any “interested shareholder” for a three-year period following the time that such shareholder becomes an interested shareholder unless

•	before such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder,

•	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or

•	at or after such time the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

Except as specified in Section 203 of Delaware corporate law, an interested shareholder is defined to include any person that (a) is the owner of 15% or more of the outstanding voting stock of the corporation, or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately before the date on which it is sought to be determined whether such person is an interested shareholder; and the affiliates and associates of such person. Section 203(b)(4) exempts from the restrictions in Section 203 a corporation that lacks a class of voting stock that is

•	listed on a national securities exchange,

•	authorized for quotation on the Nasdaq Stock Market, or

•	held of record by more than 2,000 shareholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested shareholder or from a transaction in which a person becomes an interested shareholder.

Saxon Capital. Saxon Capital as a Delaware corporation, is subject to the preceding provisions of Delaware corporate law.

Maryland Corporate Law. Under Maryland corporate law, certain “business combinations” (including certain issuances of equity securities) between a Maryland corporation and any interested shareholder or an affiliate of the interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. Thereafter, any such business combination must be approved by a supermajority

(80%) of outstanding voting shares, and by two-thirds of voting shares other than those held by an interested shareholder unless, among other conditions, the corporation’s common shareholders receive a minimum price (as defined in Maryland corporate law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder. A business combination that is approved by the board of directors of a Maryland corporation at any time before an interested shareholder first becomes an interested shareholder is not subject to the special voting requirements. Saxon REIT has opted out of the business combination provisions of Maryland corporate law and, accordingly, will not be subject to such provisions although Saxon REIT may elect to become subject to these provisions in the future.

Maryland corporate law further provides that “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding all interested shareholders.

Control shares are voting shares which, if aggregated with all other such shares previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of the voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

Saxon REIT. Saxon REIT has opted out of the business combination and “control share” acquisition provisions of Maryland corporate law, and, accordingly will not be subject to such provisions. As permitted by Maryland corporate law, however, Saxon REIT’s board of directors may elect to become subject to these provisions in the future.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

Introduction

The following discussion summarizes the federal income tax consequences reasonably anticipated to be material to you in connection with the REIT conversion and your ownership and disposition of Saxon REIT common stock. McKee Nelson LLP, counsel to Saxon Capital and Saxon REIT, has reviewed this summary and is of the opinion that the discussion contained herein fairly summarizes the issues that are likely to be material to a holder of Saxon REIT common stock. The following discussion is intended to address only those federal income tax consequences that are generally relevant to all Saxon Capital shareholders. Accordingly, it does not discuss all aspects of federal income taxation that might be relevant to you in light of your particular investment or tax circumstances. Therefore, you should review the following discussion and consult your own tax advisors to determine the interaction of your tax situation with the anticipated tax consequences of the REIT conversion and your subsequent ownership and disposition of Saxon REIT common stock.

The following discussion provides general information only, is not exhaustive of all possible tax considerations, and is not intended to be (and should not be construed as) tax advice. For example, this summary does not give a description of any state, local, or foreign tax considerations. In addition, the discussion does not purport to deal with all aspects of taxation that may be relevant to you if you are subject to special treatment under the federal income tax laws. For example, special tax issues affecting insurance companies, financial institutions or broker-dealers, tax-exempt organizations (except to the extent discussed under the heading “Taxation of Tax-Exempt Entities”), or foreign corporations and persons who are not citizens or residents of the United States (except to the extent discussed under the heading “United States Federal Income Tax Considerations Applicable to Foreign Shareholders”) are not discussed herein.

The information in this section is based on the Code, current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as revealed in private letter rulings, which may not be used or cited as precedent by taxpayers other than the taxpayer to whom the private letter ruling is addressed), and court decisions, all as of the date hereof.

McKee Nelson LLP will deliver to Saxon Capital and Saxon REIT an opinion to the effect that the discussion herein under the heading “Material Federal Income Tax Consequences,” to the extent that it contains descriptions of applicable federal income tax law, is correct in all material respects (See Annex D for the form of the opinion). The opinion, however, will not purport to address the tax consequences of the REIT conversion and the subsequent ownership and disposition of Saxon REIT common stock to you in light of your particular circumstances, nor will it purport to predict whether, and the extent to which, future events and transactions, only some of which may be within the control of Saxon REIT, will have a material adverse effect on your income tax positions. The opinion will be based on the Code and Treasury Regulations in effect on the date of consummation of the merger, current administrative interpretations and positions of the IRS, and existing court decisions. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change the law or the above-mentioned conclusions reached by counsel. In addition, any such change could apply retroactively to transactions preceding the date of change. Moreover, opinions of counsel merely represent counsel’s best judgment with respect to the probable outcome on the merits and are not binding on the IRS or the courts. Accordingly, even if there is no change in applicable law, no assurance can be provided that such opinion (which does not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged.

THE FOLLOWING DISCUSSION IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS TAX ADVICE. YOUR SPECIFIC TAX ATTRIBUTES COULD HAVE A MATERIAL EFFECT ON THE TAX CONSEQUENCES TO YOU OF THE REIT CONVERSION. YOU SHOULD, THEREFORE, CONSULT YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO YOUR PERSONAL TAX SITUATION, AND THE TAX CONSEQUENCES TO YOU UNDER THE

LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION. THE FOLLOWING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING.

Federal Income Tax Consequences of the REIT Conversion

The merger is intended to qualify as a reorganization under the Code, and the federal income tax consequences summarized below are based on the assumption that the merger will so qualify. McKee Nelson, counsel for Saxon Capital and Saxon REIT, will deliver to Saxon Capital and Saxon REIT an opinion to the effect that the merger will be treated for federal income tax purposes as a reorganization under the Code (See Annex D for the form of the opinion). The opinion, however, like the opinion described in the paragraph above, will not purport to address the tax consequences of the merger to you in light of your particular circumstances, and will be subject to the same limitations concerning changes in law or interpretations thereof, and, like the opinion described above, will be based, in part, on representations made by Saxon Capital and Saxon REIT. McKee Nelson cannot provide assurance that its opinion (which does not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged. No ruling will be sought from the IRS regarding the merger.

Because the merger will qualify as a reorganization under the Code, no gain or loss will be recognized by Saxon Capital, Saxon REIT, Saxon Capital Holdings or Saxon Merger Corporation as a result of the merger.

You may recognize gain, but you will not recognize loss, upon the exchange of your shares of Saxon Capital common stock for shares of Saxon REIT common stock and cash. If the sum of the fair market value of the Saxon REIT common stock and the amount of cash you receive in exchange for your shares of Saxon Capital common stock exceeds the adjusted basis of your shares of Saxon Capital common stock, you will recognize taxable gain equal to the lesser of the amount of such excess or the amount of cash you receive in the exchange. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of Saxon Capital common stock.

All or a portion of the gain you recognize could, however, be treated as dividend income to you. If you are a domestic noncorporate taxpayer, any gain characterized as dividend income may be subject to tax at the rates applicable to net capital gains. If you are a domestic corporate taxpayer, any gain characterized as dividend income may be eligible for the dividends received deduction. The rules for determining whether a portion of the gain you recognize will be characterized as dividend income are not clear, and we urge you, therefore, to consult your tax advisor concerning these rules.

If the adjusted basis of your shares of Saxon Capital common stock exceed the sum of the fair market value of the Saxon REIT common stock and the amount of cash you receive in exchange therefor, you will not recognize a loss.

Your basis in the shares of Saxon REIT common stock following the exchange will equal your aggregate basis in the shares of Saxon Capital common stock exchanged therefor, minus the amount of cash you receive in the exchange, plus the amount of any gain you recognize on the exchange, irrespective of whether such gain is characterized as capital gain or as a dividend. Your holding period for the shares of Saxon REIT common stock will include the period for which you held the shares of Saxon Capital common stock, assuming you held the Saxon Capital common stock as a capital asset.

Following the merger, one or more of our taxable REIT subsidiaries will sell certain assets to Saxon REIT for cash. Those assets for the most part will be assets that will be treated as qualified REIT real estate assets for purposes of the quarterly asset tests described below and will be sources of qualifying income for purposes of the 95% and 75% gross income tests described below. The selling taxable REIT subsidiaries will recognize gain, but not loss, on the sale of assets.

Federal Income Taxation of Saxon REIT Following the REIT Conversion

Saxon REIT plans to elect to be taxed as a REIT effective for its taxable year ending December 31, 2004. Saxon REIT will make the election by filing a federal income tax return for the taxable year ending December 31, 2004 on IRS Form 1120 REIT. Commencing with such first taxable year, Saxon REIT intends to be organized and to operate in such a manner so as to qualify for taxation as a REIT under the Code, and it intends to continue to operate in such a manner. Saxon REIT cannot assure you, however, that in all circumstances it will be able to continue to operate in such a manner so as to qualify or remain qualified as a REIT under the Code.

The sections of the Code and the corresponding Treasury Regulations that govern the federal income tax treatment of a REIT and its shareholders are highly technical and complex. The following summary sets forth the material aspects of these rules, which summary, however, is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

McKee Nelson has acted as Saxon REIT’s counsel in connection with the REIT conversion and Saxon REIT’s election to be taxed as a REIT. McKee Nelson will provide an opinion to Saxon REIT to the effect that, beginning with Saxon REIT’s taxable year ending December 31, 2004, it will be organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code (see Annex D for the form of this opinion). Saxon REIT must caution you that this opinion will be conditioned upon completion of the REIT conversion in the manner described in this proxy statement/prospectus and upon certain assumptions and representations it will make as to factual matters relating to its organization, its business operations, and its properties as described in this proxy statement/prospectus. The opinion will also be based on the assumption that all of the transactions and other actions described under the “Proposal 1— Approval of the Merger Agreement— The REIT Conversion Transactions” and related portions of this proxy statement/prospectus and under “Material Federal Income Tax Consequences” are completed before the date of the merger, except where the description thereof clearly contemplates completion of such action subsequent thereto. If Saxon REIT desires to be a REIT for the taxable year ending December 31, 2004, that means all of the transactions and other actions referred to above would need to be completed before that date. Moreover, such qualification and taxation as a REIT depends upon Saxon REIT’s ability to meet on an ongoing basis (through actual annual operating results, distribution levels and diversity of share ownership) the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by McKee Nelson. Accordingly, Saxon REIT cannot assure you that the actual results of its operations for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in this proxy statement/prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See “— REIT Qualification – Failure to Qualify” below.

If Saxon REIT qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its taxable income that it distributes currently to its shareholders. This treatment would substantially eliminate the “double taxation” (at the corporate and shareholder levels) that generally results from investment in a regular corporation. Saxon REIT will be subject to federal income tax, however, in the following instances:

1.	Saxon REIT will be taxed at regular corporate rates on any undistributed “REIT taxable income,” including undistributed net capital gains (provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the shareholder level). For any taxable year, Saxon REIT’s “REIT taxable income” is its taxable income computed as though it were a “C” corporation (generally, a corporation subject to full corporate-level tax), adjusted, as provided in Section 857(b) of the Code, to account for various items, including a deduction for dividends paid.

2.	Under certain circumstances, Saxon REIT may be subject to the “alternative minimum tax” on its items of tax preference.

3.	If Saxon REIT has (a) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. See “— REIT Qualification – Foreclosure Property” below.

4.	If Saxon REIT has net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), it will be subject to a 100% tax on the amount of such net income. See “—REIT Qualification – Prohibited Transactions” below.

5.

If Saxon REIT should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but it nonetheless maintains its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to the product of (i) a fraction intended to reflect its profitability, multiplied by (ii) the greater of (a) the excess of (I) 75% of its gross income (excluding gross income from prohibited transactions) over (II) its gross income that qualifies under the 75% gross income test, or (b) the excess of (I)

90% of its gross income (excluding gross income from prohibited transactions) over (II) its gross income that qualifies under the 95% gross income test.

6.	If Saxon REIT should fail to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year and (iii) any undistributed taxable income from prior periods, it would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the sum of amounts actually distributed and amounts retained but with respect to which federal income tax was paid.

7.	If Saxon REIT were to acquire assets from a “C” corporation in a transaction in which its basis in those assets was determined by reference to the “C” corporation’s basis, then the excess, if any, of the fair market value of the assets over the tax basis of the assets on the date of acquisition would be “built-in gain” and the assets would be “built-in gain assets.” If Saxon REIT disposed of such built-in gain assets within the ten-year period beginning on the date of their acquisition, then, to the extent of the built-in gain inherent in such assets it would be subject to tax at the highest regular corporate rate applicable.

8.	If Saxon REIT recognizes excess inclusion income and has shareholders who are disqualified organizations within the meaning of Section 860E(e)(5) of the Code (generally, an agency or instrumentality of the United States, any state, or any foreign government, or any political subdivision of any of the foregoing), it may have to pay tax at the highest corporate rate on the portion of the excess inclusion income allocable to the shareholders that are disqualified organizations. See “—Taxation of U.S. Shareholders – Excess Inclusion Income” below.

REIT Qualification

Summary of Requirements Generally. If Saxon REIT is to qualify as a REIT, it must elect REIT status by filing a federal income tax return using Form 1120 REIT for its first taxable year and each year thereafter, and it must comply with the following material technical requirements imposed by the Code:

1.	Saxon REIT must be managed by one or more directors or trustees;

2.	Shares of Saxon REIT’s stock must be transferable;

3.	Saxon REIT would be taxable as a domestic corporation but for the provisions of the Code applicable to REITs;

4.	Saxon REIT cannot be a financial institution or an insurance company subject to certain provisions of the Code;

5.	Shares of Saxon REIT’s stock must be beneficially owned by at least 100 persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

6.	No more than 50% in value of Saxon REIT’s outstanding stock may be owned, directly or indirectly, by five or fewer individuals (defined for this purpose to include private foundations, certain unemployment compensation trusts, and portions of trusts that are permanently set aside or used for charitable purposes) at any time during the last half of its taxable year;

7.	Saxon REIT must meet certain other tests, described below, regarding the sources from which it derives gross income and the nature of its assets; and

8.	Saxon REIT generally must distribute dividends to its shareholders in an amount that at least equals 90% of its REIT taxable income, determined without regard to the dividends paid deduction and by excluding net capital gain.

Saxon REIT must satisfy requirements 1 through 4, inclusive, during the entire taxable year. Saxon REIT need not satisfy requirements 5 and 6 for the first taxable year for which it elects REIT status, which it expects to be the year ending December 31, 2004. For purposes of applying requirement 6, stock attribution rules set forth in Section 544 of the Code treat stock owned by corporations, partnerships, or trusts as though the shareholders, partners, or beneficiaries of those entities owned such stock proportionally. Moreover, under Section 857(h) of the Code, qualified employee pension or profit sharing trusts are not treated as individuals for purposes of requirement 6, but instead, the stock owned by such a trust is considered to be owned by the beneficiaries of the trust based in proportion to their actuarial interests in the trust.

Saxon REIT believes that it will meet the above-enumerated requirements 1 through 6 at all relevant times.

In connection with requirement 6, Saxon REIT is required to send annual letters to its shareholders requesting information regarding the actual ownership of its shares. If Saxon REIT complies with this requirement, and it does not know, or exercising reasonable diligence would not have known, whether it failed to meet requirement 6, then it will be treated as having met requirement 6. If it were to fail to send such annual letters, it would be required to pay either a $25,000 penalty or, if the failure is intentional, a $50,000 penalty. If Saxon REIT fails to send annual letters, the IRS also might require that it take further action to ascertain actual ownership of its shares, and failure to comply with such an additional requirement would result in an additional $25,000 (or $50,000) penalty. No penalty would be assessed in the first instance, however, if the failure to send the letters were due to reasonable cause and not to willful neglect. Saxon REIT intends to send letters annually in a manner that conforms to the requirements of the Code and relevant Treasury Regulations.

In addition, Saxon REIT’s charter provides restrictions regarding the transfer and ownership of shares of its stock. These restrictions are intended to assist Saxon REIT in continuing to satisfy the share ownership requirements described in requirements 5 and 6 above. The ownership and transfer restrictions are described in more detail in “Certain Provisions of Maryland Law and Saxon REIT Charter and Bylaws —Ownership Limitation.” These restrictions, together with Saxon REIT’s compliance with the annual shareholder letter requirement described above, however, may not ensure that it will, in all cases, be able to satisfy the share ownership requirements described above. If Saxon REIT fails to satisfy such share ownership requirements, its REIT status will terminate. See “—Failure to Qualify.”

Quarterly Asset Tests. Generally, Saxon REIT must meet the following asset tests at the close of each quarter during each taxable year:

1.	At least 75% of the value of Saxon REIT’s total assets must be “qualified REIT real estate assets” (described below), government securities or cash and cash items (including receivables);

2.	No more than 25% of the value of Saxon REIT’s total assets may be securities other than securities in the 75% asset class (for example, government securities and certain mortgage-backed securities);

3.	No more than 20% of the value of Saxon REIT’s total assets may be securities of one or more taxable REIT subsidiaries (described below); and

4.	Except for securities qualifying under the 75% asset test, securities in a taxable REIT subsidiary or “qualified REIT subsidiary,” certain partnership interests, and for purposes of clause (c) below, certain “straight” debt obligations:

(a)	Saxon REIT may not hold more than 5% of the value of its total assets in the securities of any one issuer;

(b)	Saxon REIT may not hold securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer; and

(c)	Saxon REIT may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer.

The term “qualified REIT real estate assets” means assets of the type described in Section 856(c)(5)(B) of the Code, and generally include –

•	Interests in real property, including fee ownership and co-ownership of land and improvements thereon and leasehold interests and options on land and improvements thereon;

•	Interests in mortgages on real property;

•	Regular and residual interests in REMICs (however if less than 95% of the assets of a REMIC consists of qualified real estate assets, determined as if Saxon REIT held such assets, we will be treated as holding directly our proportionate share of the assets of that REMIC);

•	Non-REMIC mortgage-backed securities that represent ownership interests in pools of mortgage loans;

•	Shares in other REITs; and

•	Investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

A REIT may hold up to 100% of the stock in a taxable REIT subsidiary. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary by jointly filing a Form 8875 with the IRS. Saxon Capital Holdings, which will be the successor to Saxon Capital in the merger, has filed such an election to be treated as Saxon REIT’s taxable REIT subsidiary effective as of the date of its incorporation. As a consequence of the election, each corporation in which Saxon Capital Holdings owns directly or indirectly securities representing more than 35% of the total voting power of the outstanding voting securities of the corporation or more than 35% of the value of the total outstanding securities of the corporation will also be treated as a taxable REIT subsidiary of Saxon REIT. As taxable REIT subsidiaries, Saxon Capital Holdings and its subsidiaries will be able to conduct activities that generate gross income that would not be qualifying income for purposes of the gross income tests outlined below.

As a taxable REIT subsidiary, Saxon Capital Holdings will pay federal income tax at the rates applicable to corporations on any income it earns. Moreover, the Code contains rules to ensure contractual arrangements between a taxable REIT subsidiary and the parent REIT are at arm’s length. If interest accrues on an indebtedness owed by a taxable REIT subsidiary to its parent REIT, the REIT is subject to tax at a rate of 100% on the excess of (i) interest payments made by a taxable REIT subsidiary to its parent REIT over (ii) the amount of interest that would have been payable had interest accrued on the indebtedness at a commercially reasonable rate. A tax at a rate of 100% is also imposed on any transaction between a taxable REIT subsidiary and its parent REIT to the extent the transaction gives rise to deductions to the taxable REIT subsidiary that are in excess of the deductions that would have been allowable had the transaction been entered into on arm’s-length terms. Saxon REIT will scrutinize all of its transactions with its taxable REIT subsidiaries in an effort to ensure that it does not become subject to these taxes. Saxon REIT cannot assure you, however, that it will be able to avoid application of these taxes.

If Saxon REIT owns 100% of the stock of a subsidiary corporation for which it does not make a taxable REIT subsidiary election, the subsidiary will be a qualified REIT subsidiary. As such, the qualified REIT subsidiary’s separate existence will be disregarded for federal income tax purposes, and its assets, liabilities, and items of income, deduction and credit will be treated as Saxon REIT’s assets, liabilities, and items of income, deduction, and credit. Saxon REIT anticipates owning one or more qualified REIT subsidiaries for purposes of holding certain assets held for investment and for purposes of executing its securitization transactions. Although a qualified REIT subsidiary will not be subject to federal corporate income taxation, it may be subject to state and local taxation in certain jurisdictions.

Saxon Capital believes that, because Saxon REIT will own a large portfolio of mortgage loans, Saxon REIT will be able to satisfy the asset tests. Saxon REIT will monitor the value of its mortgage loans, its stock in its taxable REIT subsidiaries, and its non-qualifying assets throughout the year and will endeavor to manage its portfolio of assets to comply with the asset tests.

If Saxon REIT satisfies the asset tests at the close of any calendar quarter, but fails to meet any of the asset tests as of the close of a subsequent calendar quarter and such failure is due to the acquisition of securities or other assets, the Code allows it a 30-day period following the close of the calendar quarter to come into compliance with the asset tests. If Saxon REIT does cure a failure within the 30-day period, it will be treated as having satisfied the asset tests at the close of the calendar quarter. Saxon REIT will not fail the quarterly asset tests if a discrepancy exists between the value of its assets and the requirements of the asset tests if such discrepancy is attributable solely to fluctuations in the market values of Saxon REIT’s assets.

Gross Income Tests. To qualify as a REIT, generally Saxon REIT must meet the following gross income tests for each taxable year:

1.	At least 75% of Saxon REIT’s gross income must be derived from the real estate sources specified in Section 856(c)(3) of the Code, including –

(a)	Rents from real property;

(b)	Interest income on obligations secured by mortgages on real property or on interests in real property;

(c)	Income derived from REMIC regular or residual interests (provided that if less than 95% of the REMIC’s assets are qualifying REIT real estate assets, determined as if we held them directly, then only a proportionate amount of the income will be qualifying income for purposes of this test);

(d)	Gain from the disposition of qualified REIT real estate assets, including mortgage loans (other than dispositions treated as prohibited transactions, as described below);

(e)	Income or gain from foreclosure property (as described below);

(f)	Dividends or other distributions on, and gain from the sale of, stock in other REITs;

(g)	Amounts, such as commitment fees, received in consideration for entering into an agreement to make a loan secured by real property (other than amounts that depend on the income or profits of any person); and

(h)	“Qualified temporary investment income” (generally, income Saxon REIT earns from investing new capital raised through equity offerings or public debt offerings with at least a five-year term, provided it receives or accrues that income within one year of acquiring such new capital).

2.	At least 95% of Saxon REIT’s gross income for each taxable year must be derived from sources of income specified in Section 856(c)(2) of the Code, which include–

(a)	The types of gross income described in paragraph 1 above;

(b)	Dividends;

(c)	Interest;

(d)	Income derived from certain hedging transactions, or gain from the disposition or termination of certain hedging transactions, entered into to hedge interest rate risk with respect to indebtedness incurred or to be incurred to carry real estate assets; and

(e)	Gains from the sale of stock or securities (other than sales that are prohibited transactions).

If Saxon REIT fails to satisfy one or both of the 75% and 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is entitled to relief under Section 856(c)(6) of the Code. Such relief will be available if Saxon REIT could demonstrate that its failure to satisfy the tests was due to reasonable cause and was not due to willful neglect, it attaches to its federal income tax return a schedule showing the sources and amounts of each item of its gross income, and the inclusion of any incorrect information set forth in that schedule is not due to fraud with intent to evade tax. Saxon REIT cannot know at this time whether it would, in all circumstances, be able to avail itself of the relief provided under Section 856(c)(6) of the Code. For example, if Saxon REIT failed the 75% gross income test because more than 25% of its gross income represented dividends it received from Saxon Capital Holdings, one of its taxable REIT subsidiaries, the IRS could determine that Saxon REIT’s failure of the test would not satisfy the reasonable cause standard. If Saxon REIT failed one of the tests and it was ineligible for relief, it would fail to qualify as a REIT. Moreover, even if it qualifies for relief, it will be subject to a 100% tax on an amount equal to the product of (i) a fraction intended to reflect its profitability, multiplied by (ii) the greater of (a) the excess of (I) 75% of its gross income (excluding gross income from prohibited transactions) over (II) its gross income that qualifies under the 75% gross income test, or (b) the excess of (I) 90% of its gross income (excluding gross income from prohibited transactions) over (II) its gross income that qualifies under the 95% gross income test.

For purposes of the gross income tests, Saxon REIT’s income includes 100% of the income earned by a disregarded entity in which it holds the sole equity interest, such as a qualified REIT subsidiary or a wholly-owned trust or limited liability company. In addition, Saxon REIT’s gross income will include its allocable share of the income of any entity that is treated as a partnership for federal income tax purposes.

Saxon REIT intends to securitize mortgage loans in non-REMIC transactions that will be treated as financing transactions for federal income tax purposes. As a result, Saxon REIT will be treated as owning the mortgage loans that it has securitized for purposes of the quarterly asset tests, and, for purposes of applying the gross income tests, it will include in its gross income all of the income generated by those mortgage loans, even though a large portion of the payments of the mortgage loans will be paid out on the mortgage-backed notes that it issues in the securitization transaction.

Gross income Saxon REIT derives from the sale of property (other than foreclosure property, as described below) that it holds for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator of both gross income tests.

Saxon Capital believes that Saxon REIT will be able to satisfy the 95% and 75% gross asset tests because, as explained below, the income from its mortgage loans will be qualifying income for purposes of both tests. Saxon REIT will monitor the amount of its non-qualifying income throughout the year and it will endeavor to manage its portfolio to comply with the gross income tests.

The following paragraphs discuss some of the specific applications of the gross income tests to Saxon REIT.

Dividends. The dividends Saxon REIT receives from Saxon Capital Holdings, any of its other taxable REIT subsidiaries, or from any other corporation (other than a qualified REIT subsidiary) in which it owns an interest, will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Saxon REIT intends to limit the amount of dividends it receives from taxable REIT subsidiaries so as to avoid failing the 75% gross income test.

Interest. For purposes of both the gross income tests, the term interest excludes any amount that is based on the income or profits of any person. Thus, interest based on net rental income from mortgaged property would not be qualifying income. Saxon REIT does not anticipate holding mortgage loans that would provide for such payments.

Generally, interest on mortgage loans, including any original issue discount, market discount, prepayment premiums, late payment fees, and assumptions fees, but not any amount that represents compensation for services, will be qualifying income for purposes of both gross income tests. If, however, for any taxable year, the amount of a mortgage loan exceeds the loan value of the real property securing the mortgage loan, only a portion of the interest on that loan will qualify for purposes of the 75% gross income test and the balance will qualify only for purposes of the 95% gross income test. The “amount” of a mortgage loan is the highest balance of the mortgage loan during the taxable year. The “loan value” of the mortgage loan generally is the fair market value of the real property on the date Saxon REIT commits to originate or acquire the mortgage loan. The portion of the interest on a mortgage loan that qualifies under the 75% gross income test is a percentage equivalent of a fraction, the numerator of which is the loan value of the real property securing the mortgage loan and the denominator of which is the amount of the mortgage loan. Thus, if Saxon REIT were to acquire a mortgage loan with an LTV in excess of 100%, a portion of the interest on the loan would not qualify for purposes of the 75% gross income test.

Fee Income. Saxon REIT may receive various fees in connection with its business of originating, acquiring, and servicing mortgage loans. Fees Saxon REIT receives as consideration for a commitment to originate or acquire mortgage loans will represent qualifying income for purposes of both the 75% and 95% gross income tests (provided such fees are not based on the income or profits of any person). Fees that Saxon REIT receives for servicing a mortgage loan that it is treated as owning for tax purposes, such as a mortgage loan that it has securitized in a transaction that is treated as a borrowing for federal income tax purposes, is treated as qualifying income for purposes of the 75% and 95% gross income tests to the same extent that interest income on the mortgage loan is qualifying income. Fees for servicing a mortgage loan that is treated as owned by a person other than Saxon REIT for federal income tax purposes, such as a mortgage loan that is held in a trust for which a REMIC election is in place, would not represent qualifying income. Saxon REIT expects that Saxon Mortgage Services, one of Saxon REIT’s taxable REIT subsidiaries, will service all mortgage loans that it is not treated as owning for federal income tax purposes. In addition, Saxon Mortgage Services will subservice the mortgage loans that Saxon REIT is treated as owning for federal income tax purposes and for which it holds the servicing rights. As a result, it will not take servicing income with respect to those loans into account in applying the gross income tests.

Hedging Transactions. The treatment of hedging transactions under the tax rules applicable to REIT qualification is not entirely clear. Section 856(c)(5)(G) of the Code provides that income and gain derived from certain transactions entered into by a REIT to hedge interest rate risk on indebtedness incurred or to be incurred to acquire or carry real estate assets, such as mortgage loans, represents a source of income that qualifies for purposes of the 95% gross income test but not for the 75% gross income test. The treatment of hedges entered into to hedge risks other than interest rate risk, or to hedge assets rather than indebtedness, is not clear. For instance, if a REIT were to acquire a derivative financial instrument to hedge prepayment risk associated with a pool of mortgage loans or a mortgage backed security owned by the REIT, the derivative financial instrument would not be a hedge of interest rate risk on indebtedness incurred or to be incurred by the REIT. As a result, Section 856(c)(5)(G) of the Code would not apply to characterize the income recognized by the REIT with respect to such a derivative financial instrument as qualifying income for purposes of the 95% gross income test. In addition, the treatment of hedging transactions under the quarterly asset tests is not clear. Saxon REIT believes, nevertheless, that the hedging transactions that it will employ will fit within the limitations imposed under the tax law applicable to REITs. Saxon REIT may, however, find that in certain instances it must hedge risks incurred by it through transactions entered into by a taxable REIT subsidiary. Hedging Saxon REIT risk through a taxable REIT subsidiary would be inefficient on an after-tax basis because of the tax liability imposed on the taxable REIT subsidiary.

Rents from Real Property. Saxon REIT does not intend to own any real property for the production of rental income. Saxon REIT may, however, acquire real property as a result of foreclosure on a mortgage loan that it holds for investment. To the extent Saxon REIT derives rental income from any real property it may own, the rental income will be treated as “rents from real property” for purposes of the gross income tests only if several conditions are satisfied. The conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. First, the amount of rent must not be based on the income or profits of any person. Rent based on a percentage of gross receipts or gross sales is, however, permissible. Second, rents Saxon REIT receives from a related party tenant will not qualify as rents from real property unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants, and the rent paid by the taxable REIT subsidiary is comparable to that paid by unrelated tenants for comparable space. A related party tenant is a tenant in which Saxon REIT actually, or constructively, applying certain rules of attribution set out in the Code, owns a 10% or greater interest. Third, if rent attributable to personal property leased in connection with the lease of real property is greater than 15% of the total rent received under the lease, then the portion of the rent attributable to the personal property will not qualify as rents from real property. Finally, for rents to qualify as rents from real property, Saxon REIT is only allowed to provide services that are both usually or customarily rendered in connection with the rental of real property and not otherwise considered rendered to the occupant.

Prohibited Transactions. Saxon REIT will incur a 100% tax on the net income it derives from a sale or other disposition of property, other than foreclosure property, that it holds primarily for sale to customers in the ordinary course of its trade or business. Each such sale is referred to as a prohibited transaction. Although Saxon REIT does not intend to engage in any prohibited transactions, whether it is considered to hold an asset for sale to customers in the ordinary course of its business is a question of fact. Section 857(b)(6)(C) of the Code sets forth certain safe harbors under which certain sales of property will not be considered to be prohibited transactions. Saxon REIT will endeavor to structure any asset sales so as to qualify under the safe harbors. Saxon REIT cannot assure you, however, that it will always be able to avoid holding assets for sale to customers in the ordinary course of business or to avail itself of the safe harbors. Sales of loans by a taxable REIT subsidiary are not subject to the prohibited transaction rules.

Saxon REIT intends to structure its securitization transactions such that they are treated as financing transactions for federal income tax purposes and not as sales of mortgage loans or REMIC interests. Saxon REIT intends to avoid making REMIC elections with respect to its securitization transactions because REMIC securitizations are treated as sales transactions for federal income tax purposes and frequent and recurring sales activity would implicate the prohibited transaction rules. Saxon REIT may, however, cause a taxable REIT subsidiary to undertake a securitization in a REMIC format if it determines that a REMIC election will result in a superior execution for a particular transaction.

Foreclosure Property. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property, that Saxon REIT acquires as a result of having bid in the property at foreclosure, or it otherwise reduces to ownership or possession by agreement or process of law, after there has been a default or default was imminent on a lease of such property or on indebtedness secured by such property. Saxon REIT must, however, elect to treat the property as foreclosure property on or before the due date of its tax return for the year in which it acquires the property. Moreover, property will not qualify as foreclosure property if Saxon REIT acquired the related mortgage loan at a time when default was imminent or anticipated, or if it obtained the mortgage loan as consideration for its disposition of property in a prohibited transaction.

Saxon REIT will not be considered to have acquired ownership or possession of property for purposes of the foreclosure property rules if it takes control of a property as mortgagee-in-possession and cannot receive any profits or sustain any loss with respect to the property other than as a creditor.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the IRS. The grace period terminates and the property for which the foreclosure property election was made ceases to be foreclosure property on the first day

•	On which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	On which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	Which is more than 90 days after the date on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT does not derive or receive any income.

Saxon REIT will be subject to tax at the highest corporate rate to the extent it recognizes net income from foreclosure property. Net income from foreclosure property is the excess of (i) the gain on sale of foreclosure property held for sale to customers in the ordinary course of Saxon REIT’s business and income derived from the foreclosure property, other than income, such as rents from real property, that would otherwise qualify under the 75% gross income test, over (ii) the deductions directly connected with the production of such income.

Saxon REIT may have the option to foreclose on a mortgage loan when a borrower is in default. The foregoing rules may affect Saxon REIT’s decision as to whether it should foreclose on a particular mortgage loan as well as the timing of any such foreclosure.

Distribution Requirements. Saxon REIT generally must distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (1) the sum of (a) 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain) and (b) 90% of the net income (after tax, if any) from foreclosure property, minus (2) the sum of certain items of non-cash income. In addition, if Saxon REIT were to recognize “built-in-gain” (as defined below) on disposition of any assets acquired from a “C” corporation in a transaction in which Saxon REIT’s basis in the assets was determined by reference to the “C” corporation’s basis (for instance, if the assets were acquired in a tax-free reorganization), it would be required to distribute at least 90% of the built-in-gain recognized net of the tax it would pay on such gain. “Built-in-gain” is the excess of (a) the fair market value of an asset (measured at the time of acquisition) over (b) the basis of the asset (measured at the time of acquisition). Saxon REIT does not anticipate holding any assets having built-in-gain.

Saxon REIT is not required to distribute its net capital gains. Rather than distribute them, Saxon REIT may elect to retain and pay the federal income tax on them, in which case its shareholders will (i) include their proportionate share of the undistributed net capital gains in income, (ii) receive a credit for their share of the federal income tax Saxon REIT pays and (iii) increase the basis in their stock by the difference between their share of the capital gain and their share of the credit.

Distribution of “Earnings and Profits” Attributable to a “C” Corporation. To qualify as a REIT, Saxon REIT cannot have at the end of any taxable year any undistributed earnings and profits attributable to a “C” corporation taxable year. Saxon REIT has until the close of its first taxable year as a REIT to distribute any such non-REIT earnings and profits. The REIT conversion has been structured so that Saxon Capital Holdings, one of Saxon REIT’s taxable REIT subsidiaries, will retain Saxon Capital’s historic earnings and profits. Consequently, Saxon REIT does not anticipate having any earnings and profits attributable to a “C” corporation year.

Unlike a REIT, a taxable REIT subsidiary is not subject to a dividend distribution requirement. Saxon REIT’s taxable REIT subsidiaries may seek to retain earnings to fund the future growth of its business. Saxon REIT may decide, therefore, that Saxon Capital Holdings should not distribute dividends to it. This would, as a result, reduce the amount of Saxon REIT’s taxable income, which, in turn, would reduce the amount Saxon REIT would be required to distribute as dividends.

Taxation as a REIT. In any year in which Saxon REIT qualifies as a REIT, it generally will not be subject to federal income tax on that portion of its taxable income or net capital gain that it distributes to its shareholders. Saxon REIT will pay federal income tax on taxable income, including net capital gain, that it does not distribute to shareholders. Furthermore, if Saxon REIT fails to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain income for such year; and

•	any undistributed taxable income for prior periods.

We will incur a 4% nondeductible excise tax on the excess of such required distributions over the amounts we actually distribute.

Failure to Qualify. If Saxon REIT fails to qualify as a REIT in any taxable year and the relief provisions provided in the Code do not apply, it will be subject to federal income tax, including any applicable alternative minimum tax, on its taxable income in that taxable year and all subsequent taxable years at the regular corporate income tax rates. Saxon REIT will not be allowed to deduct distributions to shareholders in these years, nor will the Code require it to make distributions. In such event, Saxon REIT will not be allowed to designate any distributions as capital gains dividends, and you will not receive any share of Saxon REIT’s tax preference items. In addition, distributions to most domestic noncorporate shareholders, to the extent of our current and accumulated earnings and profits, would generally be taxable at capital gains tax rates. Subject to certain limitations of the federal income tax laws, domestic corporate shareholders might be eligible for the dividends received deduction. Further, unless entitled to the relief provisions of the Code, Saxon REIT also will be barred from re-electing REIT status for the four taxable years following the year in which it fails to qualify. Saxon REIT intends to monitor on an ongoing basis its compliance with the REIT requirements described above. To maintain Saxon REIT’s REIT status, Saxon REIT will be required to limit the types of assets that it might otherwise acquire, or hold some assets at times when it might otherwise have determined that the sale or other disposition of these assets would have been more prudent.

Taxation of U.S. Shareholders

For purposes of this discussion, a “U.S. Shareholder” is a shareholder who is a “U.S. Person.” A U.S. Person is a person who is:

•	A citizen or resident of the United States;

•	A corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

•	An estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	A trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 26, 1996, was treated as a domestic trust before such date, and has made an election to continue to be treated as a U.S. person.

Distributions. Unless you are a tax-exempt entity, distributions that Saxon REIT makes to you, including constructive distributions, generally will be subject to tax as ordinary income to the extent of its current and accumulated earnings and profits as determined for federal income tax purposes. If the amount Saxon REIT distributes to you exceeds your allocable share of current and accumulated earnings and profits, the excess will be treated as a return of capital to the extent of your adjusted basis in your stock, which will reduce your basis in your stock but will not be subject to tax. To the extent the amount Saxon REIT distributes to you exceeds both your allocable share of current and accumulated earnings and profits and your adjusted basis, this excess amount will be treated as a gain from the sale or exchange of a capital asset.

Distributions to Saxon REIT’s corporate shareholders, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction.

Generally, dividends that Saxon REIT pays are taxable to you at the rates applicable to ordinary income. There are, however, three instances in which dividends Saxon REIT pays to you will be taxable at the rates applicable to net capital gains. First, distributions that Saxon REIT designates as capital gain dividends generally will be taxable in your hands as long-term capital gains, but only to the extent such distributions do not exceed Saxon REITs actual net capital gain for the taxable year. If Saxon REIT realizes a loss for the taxable year, you will not be permitted to deduct any share of that loss. Second, to the extent Saxon REIT receives dividends from a “C” corporation, such as a taxable REIT subsidiary, it will be able to designate the dividends that it pays to you as being eligible for taxation at the rate applicable to net capital gains. Finally, to the extent Saxon REIT pays corporate level tax on income or gain in one year, such as the tax on built-in-gains, it can designate dividends as eligible for taxation at the rates applicable to net capital gains to the extent of the amount of such income in excess of the tax paid thereon. Dividends described in the preceding two sentences will generally qualify to be taxed at the rates applicable to net capital gains if you hold our common stock for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend.

Rather than distribute Saxon REIT’s net capital gains, Saxon REIT may elect to retain and pay the federal income tax on them, in which case you will (i) include your proportionate share of the undistributed net capital gains in income, (ii) receive a credit for your share of the federal income tax Saxon REIT pays and (iii) increase the basis in your stock by the difference between your share of the capital gain and your share of the credit.

Post Year-end Dividends. Dividends that Saxon REIT declares during the last quarter of a calendar year and actually pays to you during January of the following taxable year generally are treated as if Saxon REIT had paid, and you had received them on December 31 of the calendar year and not on the date actually paid. In addition, Saxon REIT may elect to treat other dividends distributed after the close of the taxable year as having been paid during the taxable year, so long as they meet the requirements described in the Code, but you will be treated as having received these dividends in the taxable year in which the distribution is actually made.

Gain of Disposition. If you sell or otherwise dispose of Saxon REIT’s stock, you will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and your adjusted basis in Saxon REIT’s stock, which gain or loss will be long-term if the stock is held for more than one year. Any loss recognized on the sale or exchange of stock held for six months or less generally will be treated as a long-term capital loss to the extent of (1) any long-term capital gain dividends you receive with respect to Saxon REIT’s stock and (2) your proportionate share of any long-term capital gains that Saxon REIT retains.

Failure to Qualify. If Saxon REIT fails to qualify as a REIT in any year, distributions it makes to you will be taxable in the same manner discussed above, except that:

•	Saxon REIT will not be allowed to designate any distributions as capital gain dividends;

•	Distributions (to the extent they are made out of Saxon REIT’s current and accumulated earnings and profits) will be eligible for the corporate dividends received deduction and generally will be taxable to domestic non-corporate shareholders at rates applicable to net capital gains, so long as certain holding period requirements are satisfied;

•	The excess inclusion income rules will not apply to the distributions Saxon REIT makes;

•	You will not receive any share of Saxon REIT’s tax preference items; and

•	Dividends that Saxon REIT declares in the last quarter of the calendar year but pays to you in January would not be treated as though Saxon REIT had paid them to you on the immediately preceding December 31.

In this event, however, Saxon REIT could be subject to substantial federal income tax liability as a “C” corporation, and the amount of earnings and cash available for distribution to you and other shareholders could be significantly reduced or eliminated.

Information Reporting and Backup Withholding—U.S. Shareholders

For each calendar year, Saxon REIT will report to its U.S. shareholders and to the IRS the amount of distributions that it pays, and the amount of tax (if any) that it withholds on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax with respect to distributions paid unless you:

•	Are a corporation or come within another exempt category and demonstrate this fact when required; or

•	Provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules.

A U.S. shareholder may satisfy this requirement by providing Saxon REIT an appropriately prepared Form W-9. If you do not provide Saxon REIT with your correct taxpayer identification number, then you may also be subject to penalties imposed by the IRS.

Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules will be refunded or credited against your U.S. federal income tax liability, provided you furnish the required information to the IRS.

Taxation of Tax-Exempt Entities

The discussion under this heading only applies to you if you are a tax-exempt entity. Subject to the discussion below regarding a pension-held REIT, distributions received from Saxon REIT or gain realized on the sale of Saxon REIT’s stock will not be taxable as unrelated business taxable income (UBTI), provided that:

•	You have not incurred indebtedness to purchase or hold Saxon REIT stock;

•	You do not otherwise use Saxon REIT stock in a trade or business unrelated to your exempt purpose; and

•	Saxon REIT does not distribute dividends to you that are treated as representing excess inclusion income.

In addition, a substantial portion of the distributions you receive may constitute UBTI if Saxon REIT is treated as a “pension-held REIT” and you are a “qualified pension trust” that holds more than 10% by value of Saxon REIT’s stock at any time during a taxable year. For these purposes, a “qualified pension trust” is any pension or other retirement trust that satisfies the requirements imposed under Section 401(a) of the Code. Saxon REIT will be treated as a “pension-held REIT” if (1) it would not be a REIT if it had to treat stock held in a qualified pension trust as owned by the trust (instead of as owned by the trust’s multiple beneficiaries) and (2) (a) at least one qualified pension trust holds more than 25% of its stock by value, or (b) one or more qualified pension trusts (each owning more than 10% of its stock by value) holds in the aggregate more than 50% of its stock by value. Assuming compliance with the ownership limit provisions set forth in Saxon REIT’s charter, it is unlikely that pension plans will accumulate sufficient stock to cause Saxon REIT to be treated as a pension-held REIT.

If you are a tax-exempt holder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust, or qualified group legal services plan exempt from federal taxation under Sections 501(c)(7), (c)(9), (c)(17), or (c)(20) of the Code, respectively, then distributions received by you may also constitute UBTI. Saxon REIT urges you to consult your tax advisors concerning the applicable set aside and reserve requirements.

United States Federal Income Tax Considerations Applicable to Foreign Shareholders

The discussion under this heading only applies to you if you are not a U.S. person (hereinafter, a “foreign shareholder”). See “Taxation of U.S. Shareholders.”

This discussion is only a brief summary of the U.S. federal tax consequences that apply to you, which are highly complex, and does not consider any specific facts or circumstances that may apply to you and your particular situation. Saxon REIT urges you to consult your tax advisors regarding the U.S. federal tax consequences of acquiring, holding and disposing of its stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

Distributions. Except for distributions designated as capital gains dividends, distributions you receive from Saxon REIT generally will be subject to federal withholding tax at the rate of 30%, to the extent of Saxon REIT’s current and accumulated earnings and profits, unless reduced or eliminated by an applicable tax treaty or unless the distributions are treated as effectively connected with your U.S. trade or business. Dividend distributions that are attributable to excess inclusion income will not be eligible for exemption from tax or any reduction in the rate of tax. If you wish to claim the benefits of an applicable tax treaty, you may need to satisfy certification and other requirements, such as providing Form W-8BEN. If you wish to claim that Saxon REIT’s distributions are effectively connected with your U.S. trade or business, you may need to satisfy certification and other requirements such as providing Form W-8ECI. A distribution to a foreign partnership is treated, with some exceptions, as a distribution directly to the partners so that the partners are required to provide the required certifications.

Distributions you receive that are in excess of Saxon REIT’s earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted basis in your stock. If the amount of the distribution also exceeds your adjusted basis, this excess amount will be treated as gain from the sale or exchange of your stock as described below. If Saxon REIT cannot determine at the time it makes a distribution whether the distribution will exceed Saxon REIT’s current and accumulated earnings and profits, the distribution will be subject to withholding at the same rate as dividends. These withheld amounts, however, will be refundable or creditable against your U.S. federal tax liability if it is subsequently determined that the distribution was, in fact, in excess of Saxon REIT’s earnings and profits. If you receive a distribution that is treated as being effectively connected with your conduct of a trade or business within the United States, the distribution will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally, and may be subject to the branch profits tax if you are a corporation.

Distributions that Saxon REIT makes to you and designates as capital gains dividends, other than those attributable to the disposition of a U.S. real property interest, generally will not be subject to U.S. federal income taxation, unless:

•	Your investment in Saxon REIT stock is effectively connected with your conduct of a trade or business within the United States; or

•	You are a nonresident alien individual who is present in the United States for 183 days or more in the taxable year, and other requirements are met.

Distributions that are attributable to a disposition of U.S. real property interests (which term excludes interests in mortgage loans) are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Act of 1980, or FIRPTA, and may also be subject to branch profits tax if you are a corporation that is not entitled to treaty relief or exemption. Saxon REIT may recognize gain attributable to the disposition of U.S. real property interests, as defined by FIRPTA, if it disposes of real property, such as foreclosure property. Saxon REIT does not expect that it will recognize more than a de minimis amount of such gain. Existing Treasury Regulations interpreting the FIRPTA provisions of the Code could be read as imposing a withholding tax at a rate of 35% on all of Saxon REIT’s capital gain dividends even if no portion of the capital gains Saxon REIT recognizes during the year are attributable to its disposition of a U.S. real property interest.

Gain on Disposition. You generally will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of Saxon REIT stock unless:

•	The gain is effectively connected with your conduct of a trade or business within the United States; or

•	You are a nonresident alien individual who holds Saxon REIT stock as a capital asset and are present in the United States for 183 or more days in the taxable year and other requirements are met.

Gain that is effectively connected with your conduct of a trade or business within the United States will be subject to the U.S. federal tax on net income that applies to U.S. persons generally and may be subject to the branch profits tax if you are a corporation. However, these effectively connected gains will generally not be subject to withholding. Saxon REIT urges you to consult applicable treaties, which may provide for different rules.

Under FIRPTA, you could be subject to tax on gain recognized from a sale or other disposition of your stock if Saxon REIT were to both (1) hold U.S. real property interests in excess of certain thresholds and (2) fail to qualify as a domestically controlled REIT. A REIT qualifies as a domestically-controlled REIT as long as less than 50% in value of its shares of beneficial interest are held by foreign persons at all times during the shorter of (1) the previous five years and (2) the period in which the REIT is in existence. However, a foreign shareholder that owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period will not incur tax under FIRPTA if our common stock is “regularly traded” on an established securities market. As mentioned above, Saxon REIT does not expect to hold any significant amounts of U.S. real property interests. Consequently, it is highly unlikely that a sale of Saxon REIT stock will be subject to FIRPTA. Furthermore, even if FIRPTA were to apply, because we expect our common stock will be regularly traded on an established securities market, a foreign shareholder would not incur tax under FIRPTA unless it owns more than 5% of our common stock. If the gain on the sale of our common stock were taxed under FIRPTA, a foreign shareholder would be taxed on that gain in the same manner as U.S. shareholders subject to a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a foreign shareholder is not subject to FIRPTA if:

•	the gain is effectively connected with the foreign shareholder’s U.S. trade or business, in which case the foreign shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain; or

•	the foreign shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and other requirements are met.

Information Reporting and Backup Withholding Tax. The information reporting and backup withholding tax requirements (discussed above) will generally not apply to foreign holders in the case of distributions treated as (1) dividends subject to the 30% (or lower treaty rate) withholding tax (discussed above), or (2) capital gain dividends. Also, as a general matter, backup withholding and information reporting will not apply to the payment of proceeds from shares sold by or through a foreign office of a foreign broker. However, in some cases (for example, a sale of shares through the foreign office of a U.S. broker), information reporting is required unless the foreign holder certifies under penalty of perjury that it is a foreign holder, or otherwise establishes an exemption. A foreign shareholder may satisfy this requirement by using an appropriately prepared Form W-8BEN.

Federal Estate Taxes. In general, if an individual who is not a citizen or resident (as defined in the Code) of the United States owns (or is treated as owning) Saxon REIT stock at the date of his or her death, such stock will be included in the individual’s gross estate for federal estate tax purposes, unless an applicable treaty provides otherwise.

Taxable Mortgage Pools

Saxon REIT expects that its securitization transactions will be treated as taxable mortgage pools within the meaning of Section 7701(i) of the Code. A taxable mortgage pool is any entity (or in certain cases, a portion of an entity) other than a REMIC or a FASIT:

1.	Substantially all (generally, more than 80%) of the assets of which consist of debt obligations and more than 50% of such debt obligations are real estate mortgages;

2.	That issues two or more classes of debt obligations having different maturities; and

3.	The timing and amount of payments or projected payments on the debt obligations issued by the entity are determined in large part by the timing and amount of payments the entity receives on the debt obligations it holds as assets.

In the securitization transactions Saxon REIT intends to undertake, it will convey one or more pools of real estate mortgage loans to a trust, the trust will issue several classes of mortgage backed bonds having different maturities, and the cash flow on the real estate mortgage loans will be the sole source of payment of principal and interest on the several classes of mortgage backed bonds. Saxon REIT will not make a REMIC or FASIT election with respect to its securitization transactions, and, as a result, each such transaction will be at taxable mortgage pool.

A taxable mortgage pool is treated as a corporation for federal income tax purposes. If a REIT, however, owns directly, or indirectly through one or more qualified REIT subsidiaries, 100% of the equity interest in the taxable mortgage pool, the taxable mortgage pool will be a qualified REIT subsidiary and, therefore, ignored as an entity separate from the parent REIT for federal income tax purposes.

Excess Inclusion Income

Although the taxable mortgage pools Saxon REIT creates in its securitization transactions will be disregarded entities, under Treasury Regulations that have not yet been issued under Section 7701(i)(3) of the Code, the equity interests Saxon REIT retains will be treated as generating excess inclusion income as though those equity interests were REMIC residual interests. Generally, excess inclusion income is the income allocable to a REMIC residual interest in excess of the income that would have been allocable to such interest if it were a bond having a yield to maturity equal 120% of the long-term applicable federal rate, which is a rate based on the weighted average yields of treasury securities and is published monthly by the IRS for use in various tax calculations. If the sum of Saxon REIT’s excess inclusion income for any taxable year exceeds its REIT taxable income for the taxable year (computed after taking into account the dividends paid deduction), under Treasury Regulations that have not yet been issued, a portion of the distributions Saxon REIT makes will be treated as excess inclusion income in your hands.

In the event that Saxon REIT’s excess inclusion income for any taxable year is less than 10% of its REIT taxable income for the taxable year, computed without regard to the dividends paid deduction, Saxon REIT may elect to pay tax on any excess inclusion income and thereby avoid having to treat a portion of the dividends it pays as being characterized as excess inclusion income.

You cannot offset excess inclusion income with net operating losses or otherwise allowable deductions. Moreover, if you are a tax-exempt shareholder, such as a domestic pension fund, you must treat excess inclusion income as unrelated business taxable income. If you are not a U.S. shareholder, your dividend distributions may be subject to withholding tax, without regard to any exemption or reduction in rate that might otherwise apply, with respect to your share of excess inclusion income. The manner in which excess inclusion income would be allocated among shares of different classes of our stock or how such income is to be reported to shareholders is not clear under current law.

If we were to own less than 100% of the ownership interest in a subsidiary that is a taxable mortgage pool, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for federal income tax purposes, and would potentially be subject to corporate income tax. In addition, this characterization would alter our gross income and asset test calculations and could adversely affect our compliance with those requirements. We currently do not have, and currently do not intend to form, any subsidiary in which we will own some, but less than all, of the ownership interest that is or will become a taxable mortgage pool, and we intend to monitor the structure of any taxable mortgage pools in which we have an interest to ensure that they will not adversely affect our qualification for taxation as a REIT.

State and Local Taxes

Saxon REIT shareholders and Saxon REIT may be subject to state or local taxation in various jurisdictions, including those in which they or it transacts business or reside. The state and local tax treatment that applies to Saxon REIT’s shareholders and Saxon REIT may not conform to the federal income tax consequences discussed above. Consequently, Saxon REIT urges you to consult your own tax advisors regarding the effect of state and local tax laws.

PROPOSAL 2 – ELECTION OF DIRECTORS

At the annual meeting, you will be asked to elect two directors for a term of one year or until their successors are elected at the next annual meeting of Saxon Capital shareholders. If the merger agreement is approved, all the directors of Saxon Capital will become directors of Saxon REIT and will serve for terms of one year or until their successors are elected at the annual meeting of Saxon REIT shareholders. Directors are elected by a plurality of votes cast.

The nominees for election are Edward G. Harshfield and Michael L. Sawyer. Each nominee is currently serving as a member of Saxon Capital’s board of directors and has been nominated by our board of directors upon the recommendation of the Nominating and Corporate Governance Committee. Each nominee has consented to be named in this proxy statement and to serve as a director if elected.

If any nominee becomes unavailable for any reason, the persons named in the proxy card will vote for the candidate the board of directors selects to replace the nominee.

Prior to January 25, 2004, Article III, Section 2 of Saxon Capital’s amended and restated bylaws provided that Saxon Capital’s board of directors be divided into three classes, as nearly as equal in number of directors as practicable, with members of each class serving three-year terms. Saxon Capital’s board of directors considered carefully the advantages and disadvantages of maintaining a classified board structure and concluded that it would be in the best interests of Saxon Capital and its shareholders to “declassify” the board. On January 25, 2004, Saxon

Capital’s board of directors unanimously adopted resolutions approving an amendment to Article III, Section 2 of its amended and restated bylaws to “declassify” the board commencing with the 2004 annual meeting. Accordingly, as of the effective time of the amendment Saxon Capital’s amended and restated bylaws, each of the directors, including the two directors nominated for election and if elected at the 2004 annual meeting, will continue to serve as a member of Saxon Capital’s board of directors until the 2005 annual meeting of shareholders or until their successors are elected. Thereafter, each director will be elected to serve a one year term until the next annual meeting of shareholders or until their successors are elected.

Board of Directors and Committees of the Board

Currently, the board of directors of Saxon Capital consists of five directors, four of whom (Messrs. Harshfield, Kraemer, Wesselink, and Wageman) are independent directors.

The information set forth below as to each nominee has been furnished by the nominee.

NOMINEES FOR ELECTION AS DIRECTORS

Name	Age	Principal Business Experience During Past Five Years and Certain Other Directorships	Director Since
Edward G. Harshfield	66	From 1999 until its sale in 2002, Mr. Harshfield was Chairman of the Board and Chief Executive Officer of MFN Financial Corporation, a nationwide non-prime automobile finance company. From 1993 through 2002, he was President and Chief Executive Officer and later Vice Chairman and Director of Cal Fed Bancorp. Mr. Harshfield currently serves as Chairman and Chief Executive Officer of Aozora Bank (Tokyo); Director and Chairman, Compensation Committee for Venture Technologies, Inc., an on-line insurance brokerage company, and as a Director of Korea First Bank (Seoul) and member of the Risk Management and Audit Committees. Mr. Harshfield has held senior management positions in a variety of public and private companies for most of his forty-year career. He holds a certificate from the Advanced Management Program from Harvard Business School and received his undergraduate degrees from Southeastern University in Washington, D.C.	2001

Michael L. Sawyer	47	Mr. Sawyer has served as Saxon Capital’s Chief Executive Officer since 2001, and as its President from 1998 until 2001 and since June 7, 2004. Before being named President, Mr. Sawyer had served as a Director and Senior Vice President of Underwriting since 1995. Before joining Saxon Capital, Mr. Sawyer served as Vice President and Director of Conduit Funding for Household Financial Services. From 1993 until 1994, Mr. Sawyer was general manager and director of correspondent lending for Novus Financial Corporation. From 1985 until 1993, Mr. Sawyer held various managerial positions for Ford Consumer Finance, including regional underwriting manager and manager of operations. Mr. Sawyer received his Bachelor’s degree in Liberal Arts from the University of Illinois, and received his Masters of Business Administration from the University of California, Irvine.	2001

DIRECTORS WHOSE TERM EXPIRES IN 2005

Name	Age	Principal Business Experience During Past Five Years and Certain Other Directorships	Director Since
David D. Wesselink	61	Mr. Wesselink has been Chairman and Chief Executive Officer of Metris Companies since December 2002. He joined Metris as Chief Financial Officer in 1998 and was named Vice Chairman in 2000. From 1993 to 1998, he was the Chief Financial Officer of Advanta Corporation. Prior to Advanta, he spent more than 20 years at Household International and was named HFC’s Chief Financial Officer in 1982 and Senior Vice President in 1986. Since 1992, Mr. Wesselink has also served as a director of CFC International, a specialty chemical company whose stock is quoted on the Nasdaq National Market. He is also a board member of the American Financial Services Association (AFSA), Central College, and the National Institute of Consumer Credit at Marquette University. He holds a bachelor’s degree from Central College in Pella, Iowa, and an M.B.A. from Michigan State University.	2001

Thomas J. Wageman	70	Mr. Wageman has been Managing General Partner of TLT, Ltd. a financial services consulting business, since 1994. Since 1996 TLT, Ltd. has been the Trustee of the LMUSA Creditors Trust. From 1992 to l994, Mr. Wageman was Chairman of the Board and CEO of Sunbelt National Mortgage Company, remaining as a consultant to that company until 1996, following its sale to First Tennessee National Corporation. He has held senior management and Board positions in a variety of public and private companies for most of his forty-year career. Mr. Wageman also serves on the board of directors of Nomas Corp., First Horizon Asset Securitization, Inc., and Heritage Bancorp Inc. Mr. Wageman received his bachelor’s degree from the University of Notre Dame and his M.B.A. from the University of Chicago.	2001

Richard A. Kraemer	60	Mr. Kraemer is Chairman of the Board. Since 2002, Mr. Kraemer has been a trustee of the American Financial Realty Trust. Since 2001, he has been a director of The Community Bank. From 1996 to 1999, he was Vice Chairman of Republic New York Corporation, a publicly traded bank holding company. From 1993 to 1996, he was Chairman and Chief Executive Officer of Brooklyn Bancorp, the publicly traded holding company for Crossland Federal Savings Bank. Mr. Kraemer has held senior management positions for most of his thirty-year career. He received his undergraduate degree in real estate from Pace University.	2001

Board Committees

Executive Committee. The Executive Committee has and may exercise all of the powers and authority of the board of directors in the management of our business and affairs, except where action of the entire board of directors is required by statute. The Executive Committee currently consists of Messrs. Kraemer (Chair), Sawyer, and Wageman. The Executive Committee did not meet in 2003.

Audit Committee. The Audit Committee is comprised of four independent directors—Messrs. Kraemer (Chair), Harshfield, Wesselink, and Wageman. Nasdaq Marketplace Rules and our Audit Committee charter require that the Audit Committee have at least three members and all of whom must be “independent directors.” All of the members of our Audit Committee are “independent directors” under these applicable regulatory requirements as currently in effect. Mr. Wesselink has been designated as the Audit Committee’s financial expert. The Audit

Committee operates under a written charter adopted by the board of directors. The Audit Committee’s pre-approval policies and procedures regarding audit and non-audit services are included in its charter. Among other things, the Audit Committee is responsible for:

•	engaging the independent public accountants and approving all fees in advance;

•	monitoring the integrity of our financial reporting process and internal control systems regarding finance, accounting and legal compliance;

•	monitoring the independence and performance of our independent public accountants and our internal audit function; and

•	providing an avenue of communication among the independent public accountants, management, our internal auditors and the board of directors.

During 2003, the Audit Committee met eleven (11) times.

Compensation Committee. The Compensation Committee, among other matters, has responsibility to:

•	review the salaries, benefits, and other compensation of our directors, officers, and employees;

•	administer equity-based compensation under the 2001 Plan; and

•	make recommendations to our board of directors regarding the salaries, benefits and other compensation of our directors, officers and employees.

The Compensation Committee is required by its charter to have at least three members, each of whom must be independent directors. The Compensation Committee currently consists of Messrs. Wesselink (Chair), Harshfield, Kraemer, and Wageman.

During 2003, the Compensation Committee met five (5) times.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is comprised of four independent directors – Messrs. Wageman (Chair), Harshfield, Kraemer and Wesselink. The Nominating and Corporate Governance Committee operates under a written charter adopted by the board of directors which is available on our website at www.saxoncapitalinc.com. This charter requires, among other things, that this committee have at least three members, all of whom must be “independent directors.” Among other matters, this committee has responsibility to:

•	identify, evaluate the qualifications of, and make recommendations to the board concerning potential candidates for nomination and election to director positions, committee positions and committee chairs;

•	develop and evaluate board and committee member attributes and continuing education; and

•	formulate and recommend to the board from time to time such policies that it may consider to be advisable relating to (1) limitations on boards of director service, employment or business relationships; (2) qualification, tenure, compensation and retirement of directors; and (3) ethical standards and our Code of Conduct.

During 2003, the Nominating and Corporate Governance Committee met three (3) times.

Criteria for Board Nomination. In making nominations for directors, the Nominating and Corporate Governance Committee considers the appropriate balance of experience, skills, and background advantageous to Saxon Capital and its shareholders, and intends generally to seek directors with the following characteristics:

•	significant related business experience or equivalent, including extensive senior executive experience or equivalent;

•	satisfaction of all requirements for independent director status;

•	understanding of the roles and responsibilities of public company directors;

•	ability to relate to Saxon Capital’s mission, values, and governance principles;

•	personal independence, and willingness to be a strong advocate of independent views and judgment;

•	willingness and ability to commit the necessary time;

•	ability to work effectively and congenially with other directors, while remaining independent; and

•	in good health and capacity for service.

The Nominating and Corporate Governance Committee seeks to ensure that at least a majority of the directors are independent under the rules of the Nasdaq National Market, and that members of the Saxon Capital’s audit committee meet the financial literacy requirements under the rules of the Nasdaq National Market and at least one of them qualifies as an “audit committee financial expert” under the rules of the SEC.

Board Nomination Process. The process for identifying and evaluating nominees to the board of directors is initiated by identifying a slate of candidates who meet the criteria for selection as a nominee and have the specific qualities or skills being sought based on input from members of the board and, if the Nominating and Corporate Governance Committee deems appropriate, a third-party search firm. These candidates are evaluated by the Nominating and Corporate Governance Committee by reviewing the candidates’ biographical information and qualifications and checking the candidates’ references. The Nominating and Corporate Governance Committee may engage qualified professional firms to assist in identifying persons and/or evaluating qualifications. Candidates recommended by the Nominating and Corporate Governance Committee are presented to the board for selection as nominees to be presented for the approval of the shareholders or for election to fill a vacancy.

Shareholder Recommendations. The Nominating and Corporate Governance Committee will use a similar process to evaluate candidates recommended by shareholders. However, to date, Saxon Capital has not received any shareholder’s proposal to nominate a director.

To recommend a prospective nominee for the Nominating and Corporate Governance Committee’s consideration, please submit the candidate’s name and qualifications to the Corporate Secretary at 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060. Submissions must include sufficient biographical information concerning the recommended individual, including age, five year employment history with employer names and a description of the employer’s business, whether such individual can read and understand basic financial statements and board memberships (if any), for the Nominating and Corporate Governance Committee to consider. Instructions for doing so and applicable deadlines are posted in the Corporate Governance section of Saxon Capital’s website www.saxoncapitalinc.com.

Shareholder Communications with Directors. Generally, shareholders who have questions or concerns regarding Saxon Capital should contact our Investor Relations department at (804) 967-7879. However, shareholders may communicate directly to the board of directors. Shareholder instructions for doing so including a dedicated mailing address are posted on the hyperlink, “Shareholder/Employee Communications” that we maintain on our corporate website.

Attendance at Board and Committee Meetings

During 2003, the board met nine times. Each director attended all of the meetings held by the board and the committees of the board on which he served during the period for which he has been a director. Saxon Capital does not have a policy requiring directors to attend its annual shareholders meeting. Last year, all of Saxon Capital’s directors attended the annual shareholders meeting.

Compensation of Directors

Saxon Capital pays its independent directors an annual cash retainer of $30,000 and an annual stock retainer of $20,000 (based on the closing price of our common stock on the date of grant). The chairman of the Audit Committee receives an additional annual cash retainer of $10,000, and each other committee chairman receives an additional annual cash retainer of $5,000. Each independent director receives a fee of $3,000 for each board or committee meeting attended, other than the chairman of the board who receives $6,000 for each board meeting attended and $3,000 for each committee meeting attended. Upon first being elected to the Saxon Capital’s board of directors, or in the case of those independent directors serving as members of our board as of the date of the merger, each independent director receives a one-time grant of 25,000 restricted stock units that vest 25% each year over a four year period; dividend equivalents are paid to the independent directors with respect to these units, including unvested units, when distributions are otherwise made. In 2003, each independent director was granted 15,000 restricted stock units under the 2001 Plan that vest 20% each year over a five year period. All currently unvested restricted stock units will immediately vest upon approval of the merger agreement by Saxon Capital’s shareholders. All future stock awards to the independent directors will be made under our 2004 Incentive Compensation Plan, if its approved by Saxon Capital’s shareholders. Saxon Capital also reimburses all of its independent directors for reasonable expenses incurred in attending meetings as well as expenses incurred for other necessary Saxon Capital business purposes. If the merger occurs, Saxon REIT will pay its directors the fees described above.

INDEPENDENT PUBLIC AUDITORS

The Audit Committee has appointed Deloitte & Touche LLP to serve as our independent public auditors for fiscal year 2004. Management has invited representatives of Deloitte & Touche LLP to be present at the meeting, and expects that they will attend. If present, these representatives will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions from shareholders.

Independent Public Auditors’ Fees

For its 2003 and 2002 services, we paid Deloitte & Touche LLP the following fees:

Audit Fees. The aggregate fees for professional services rendered by Deloitte & Touche LLP in connection with their audit of our annual consolidated financial statements as well as reviews of the consolidated financial statements included in our Quarterly Reports on Form 10-Q for the 2003 and 2002 fiscal years were $556,861 and $450,250, respectively.

Audit-Related Fees. The aggregate fees for all audit-related services rendered by Deloitte & Touche LLP in the 2003 and 2002 fiscal years were $107,482 and $139,810, respectively, which included attestation services rendered by Deloitte & Touche LLP for matters such as audits of employee benefit plans and agreed-upon procedures as well as consents relating to SEC registration statements and testing and implementation relating to Sarbanes-Oxley Section 404 in fiscal year 2003.

Tax Fees. There were no tax services rendered by Deloitte & Touche LLP in the 2003 and 2002 fiscal years.

All Other Fees. There were no other fees rendered by Deloitte & Touche LLP in the 2003 and 2002 fiscal years.

The Audit Committee has considered whether the provision of services by Deloitte & Touche LLP under the caption “All Other Fees” above is compatible with maintaining the independence of Deloitte & Touche LLP.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent public auditors. These services may include audit services, audit-related services, tax services and other services. All of the services provided by the independent public auditors described under “—Independent Auditors’ Fees” were pre-approved by the Audit Committee based on the Audit Committee’s policy for the pre-approval of services provided by the independent public auditors.

The Audit Committee’s pre-approval policy and procedures include:

•	reviewing the performance of the independent public auditors and annually appointing the independent public auditors or approving any discharge of the independent public auditors when circumstances warrant;

•	approving the annual engagement of the independent public auditors for any and all services requested to be provided, including audit, audit-related, non-audit services, but the Audit Committee may also approve particular services on a case-by-case basis;

•	prior to the engagement and thereafter as appropriate, reviewing and discussing with the independent public auditors of all significant relationships they have with Saxon Capital that could impair the independent public auditors’ independence, including consideration of the significance of any non-audit services being provided to Saxon Capital;

•	considering and approving in advance any other audit or non-audit related services, detailed as to the particular service or category of services, under circumstances (other than permissible de minimus non-audit related services) proposed to be provided by the independent public auditors, which responsibility may be delegated to one or more members of the Audit Committee in the Audit Committee’s discretion with such member reporting any decisions to the Audit Committee at the next scheduled meeting;

•	requiring management to prepare timely disclosure of any such audit or non-audit related services; and

•	reviewing the independent public auditors’ annual audit plan and discussing the scope, staffing, locations, reliance upon management and general audit approach.

The Audit Committee may not delegate to management its responsibilities to pre-approve services performed by the independent public auditors.

AUDIT COMMITTEE REPORT

In December 2002, the Audit Committee adopted, and the board of directors approved, an amended charter outlining its responsibilities, policies and procedures.

In accordance with the Audit Committee Charter, management is responsible for the preparation, presentation, and integrity of our consolidated financial statements, accounting principles generally accepted in the United States of America, financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. Our independent auditors, Deloitte & Touche LLP, are responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those consolidated financial statements with accounting principles generally accepted in the United States of America.

The Committee has also reviewed and discussed our audited consolidated financial statements for the fiscal year ended December 31, 2003 with our management and has discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing

Standards No. 61, as amended by Statement on Auditing Standards No. 90 (Communication with Audit Committees). In addition, Deloitte & Touche LLP has provided the Audit Committee with the written disclosures and the letter required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee has discussed with Deloitte & Touche LLP their independence.

Based on these reviews and discussions, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in Saxon Capital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, for filing with the SEC.

Richard A. Kraemer, Chairman

Edward G. Harshfield

David D. Wesselink

Thomas J. Wageman

The foregoing Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or the Exchange Act, except to the extent that the company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Management

Directors, Executive Officers, and Key Employees

Our directors, executive officers, and key employees as of July 29, 2004, are as follows:

Name	Age	Title
Executive Directors and Officers:
Richard A. Kraemer	60	Chairman of the Board of Directors(1)(3)
Edward G. Harshfield	66	Director(2)(4)
David D. Wesselink	61	Director(1)
Michael L. Sawyer	47	Director and Chief Executive Officer and President(2)
Thomas J. Wageman	70	Director (1)
Bradley D. Adams	38	Executive Vice President — Capital Markets
Robert B. Eastep	40	Executive Vice President and Chief Financial Officer
Carrie J. Pettitt	34	Controller
Bruce C. Morris	58	Chief Quality Control Officer
Jeffrey D. Parkhurst	44	Chief Credit Officer
Richard D. Shepherd	50	Senior Vice President, General Counsel and Secretary
James V. Smith	46	Senior Vice President — Production
Jeffrey A. Haar	37	Executive Vice President — Correspondent Channel
David L. Dill	40	Senior Vice President — Servicing
Mark D. Rogers	51	Senior Vice President — Operations
Key Employees:
Jennifer B. Sebastian	34	Treasurer
Jeffrey D. Coward	34	Director — Pricing and Analytics
Lynn N. Smith	49	Director — Human Resources
Steven P. Walls	42	Director — Internal Audit
Bobbi J. Roberts	30	Vice President — Investor Relations

(1)	Term as Director expires July 2005.

(2)	Term as Director expires August 2004.

(3)	Became chairman on December 9, 2003.

(4)	Resigned as chairman on December 9, 2003.

Richard A. Kraemer. See description under board of directors for Mr. Kraemer’s experience.

Edward G. Harshfield. See description under board of directors for Mr. Harshfield’s experience.

David D. Wesselink. See description under board of directors for Mr. Wesselink’s experience.

Thomas J. Wageman. See description under board of directors for Mr. Wageman’s experience.

Michael L. Sawyer. See description under board of directors for Mr. Sawyer’s experience.

Security Ownership of Principal Shareholders and Management

The following table sets forth the total number and percentage of Saxon Capital’s shares of common stock beneficially owned as of July 29, 2004 by: (1) each director; (2) our Chief Executive Officer and each of our other four most highly compensated executive officers; (3) all executive officers and directors as a group; and (4) beneficial owners of 5% or more of Saxon Capital’s outstanding common stock. Unless otherwise noted, the percentage ownership is calculated based on 28,773,200 shares of common stock of Saxon Capital outstanding prior to the REIT conversion as of July 29, 2004. The percentage ownership of each shareholder after the REIT conversion is calculated based on 32,858,225 shares of Saxon Capital common stock outstanding, which is derived from the number of shares of common stock of Saxon Capital outstanding as of July 29, 2004, assuming each such share will be converted into one share of Saxon REIT common stock and assuming all restricted stock units are vested and all outstanding options and warrants are exercised (whether currently vested or unvested). Except as otherwise noted below, the address of each of the persons in the table is c/o Saxon Capital, Inc., 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060.

	Shares Beneficially Owned
	Prior to REIT Conversion		After REIT Conversion(1)
Beneficial Owner	Number	Percent(2)	Number	Percent(2)
Wasatch Advisors, Inc.(3)	3,223,035	11.2%	3,223,035	9.8%
Franklin Mutual Advisers, LLC(4)	2,951,685	10.3	2,951,685	9.0
Friedman, Billings, Ramsey Group, Inc.(5)	2,715,910	9.1	2,715,910	8.3
Eubel Brady & Suttman Asset Management, Inc.(6)	1,683,302	5.9	1,683,302	5.1
Michael L. Sawyer	417,180	*	614,180	*
Edward G. Harshfield	200,500	*	275,000	*
Richard A. Kraemer	69,250	*	100,000	*
Thomas J. Wageman(7)	50,500	*	100,000	*
Robert B. Eastep	68,871	*	115,371	*
David D. Wesselink	64,250	*	95,000	*
Jeffrey A. Haar	51,004	*	69,754	*
James V. Smith	15,049	*	52,549	*
Dennis G. Stowe(8)	584,871	*	584,871	*
All named executive officers and directors as a group (fifteen persons (15))(9)	1,217,831	4.2	1,833,081	5.6

*	Less than 1%.

(1)	Includes the following number of unvested options and restricted stock units to be accelerated upon approval of the merger agreement: (a) Michael L. Sawyer – 125,000 options; 90,000 restricted stock units; (b) Edward G. Harshfield – 62,500 options; 15,000 restricted stock units; (c) Richard A. Kraemer – 18,750 options; 15,000 restricted stock units; (d) Thomas J. Wageman – 37,500 options; 15,000 restricted stock units; (e) David D. Wesselink – 18,750 options; 15,000 restricted stock units; (f) Jeffrey A. Haar – 18,750 options; (g) James V. Smith – 37,500 options; (h) Robert B. Eastep – 22,500 options; 30,000 restricted stock units; and (i) All current named executive officers and directors as a group – 471,250 unvested options and 180,000 restricted stock units to be accelerated upon approval of the merger agreement.

(2)	If a shareholder holds options or other securities that are exercisable or otherwise convertible into common stock within 60 days of July 29, 2004, we treat the common stock underlying those securities as owned by that shareholder, and as outstanding shares when we calculate that shareholder’s percentage ownership of the company’s common stock. We do not, however, solely in the case of shares beneficially owned prior to the REIT conversion, consider those shares to be outstanding when we calculate the percentage ownership of any other shareholder.

(3)	Based on Schedule 13F filed on May 14, 2004 by Wasatch Advisors, Inc., it has the sole power to dispose and vote 3,223,035 shares of our common stock. The business address for Wasatch Advisors is 150 Social Hall Avenue, Salt Lake City, Utah 84111.

(4)	Based on a Schedule 13G filed on May 7, 2004 by Franklin Mutual Advisers, LLC, it has the sole power to dispose and vote 2,951,685 shares of our common stock. The business address for Franklin Mutual Advisers, LLC is 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078.

(5)

Friedman, Billings, Ramsey Group, Inc., the parent company of FBR, the lead underwriter in the public offering, and its affiliates together beneficially own 1,115,000 shares issuable upon exercise of currently exercisable warrants and 1,600,910 currently outstanding shares as of July 29, 2004. FBR is also acting as financial advisor to Saxon Capital with respect to the REIT conversion for which it is receiving an advisory fee of 1% of gross proceeds received from the public offering, excluding sales of securities to Saxon

Capital’s officers or directors. The business address of Friedman, Billings, Ramsey Group, Inc. is Potomac Tower, 1001 Nineteenth Street North, Arlington, Virginia 22209.

(6)	Based on a Schedule 13F filed on May 13, 2004 by Eubel Brady & Suttman Asset Management, Inc., it has the sole power to dispose and vote 1,683,302 shares of our common stock. The business address for Eubel Brady & Suttman Asset Management, Inc. is 7777 Washington Village Drive, Suite 210, Dayton, Ohio, 45459.

(7)	Shares are held by TLT, Ltd., 433 Private Road 125, Savoy, Texas 75479. Stock options exercisable into common stock are held by Mr. Wageman. TLT, Ltd. is controlled by Mr. Wageman.

(8)	Mr. Stowe resigned, effective June 7, 2004, from his duties as Director, Chief Operating Officer and President of Saxon Capital. As a result of his resignation, all of Mr. Stowe’s previously unvested options and restricted stock units have vested as of June 7, 2004.

(9)	Includes only those shares beneficially owned by current executive officers and directors.

Executive Compensation

The following table sets forth the total components paid or accrued by Saxon Capital during the last three fiscal years to our Chief Executive Officer and our four most highly compensated executive officers, who are referred to as named executive officers:

Summary Compensation Table

		Annual Compensation						Long Term Compensation
								Awards		Payouts
Name and Principal Position	Year	Salary(1)		Bonus		Other Annual Compensation(2)		Restricted Stock Units(3)	Securities Underlying Options/SARs	LTIP Payouts(4)		All Other Compensation(5)
Michael L. Sawyer, Director and Chief Executive Officer	2003 2002 2001	$ $ $	375,000 325,000 281,250	$ $ $	565,500 407,858 349,392	$	— — 11,630	$1,555,200 — —	— — 500,000	$	— — 121,747	$ $ $	7,985 7,667 117,906
Dennis G. Stowe, Director, President and Chief Operating Officer(6)	2003 2002 2001	$ $ $	365,879 331,250 268,750	$ $ $	540,000 408,500 338,544	$	— — 11,424	$1,036,800 — —	— — 500,000	$	— — 75,397	$ $ $	4,216 813 103,406
James V. Smith, Vice President, Wholesale Division	2003 2002 2001		$137,500 — —		$330,000 — —		— — —	— — —	50,000 — —		— — —		— — —
Jeffrey A. Haar, Vice President, Correspondent Division	2003 2002 2001	$ $ $	150,540 150,300 82,500	$ $ $	550,000 357,638 487,788		— — —	— — —	— — 67,500		— — —	$ $ $	6,000 6,908 6,480
Robert B. Eastep, Executive Vice President and Chief Financial Officer	2003 2002 2001	$ $ $	214,743 161,086 126,787	$ $ $	270,000 163,405 116,904		— — —	$518,400 — —	— — 82,500		— — —	$ $ $	3,631 2,832 2,163

(1)	Includes the purchase of unused vacation days earned during the year (employees are permitted to sell back 5 unused vacation days annually). Amounts for 2003 for the named executives were as follows: (a) Mr. Sawyer - $0, (b) Mr. Stowe - $5,538, (c) Mr. Haar - $0, (d) Mr. Eastep - $4,326, and (e) Mr. Smith - 0.

(2)	None of the named executive officers received perquisites or benefits that met or exceeded the lesser of $50,000 or 10% of his respective salary plus bonus payments.

(3)	The aggregate restricted stock units held by the named executive officers and the value of such units as of December 31, 2003 are as follows: (a) Mr. Sawyer, 90,000 restricted stock units valued at $1,885,500; (b) Mr. Stowe, 60,000 restricted stock units valued at $1,257,000; and (c) Mr. Eastep, 30,000 restricted stock units valued at $628,500. Each named executive officer is entitled to receive dividend equivalents on their respective restricted stock units when distributions are otherwise made. Amounts listed in the table represent the value at the date of grant.

(4)	Long term incentive plan payments distributed from Dominion Resource’s Utility Growth Plan.

(5)	The amounts listed for 2003 are as follows:

	401(k) Match	Deferred Compensation
Michael L. Sawyer	$4,235	$3,750
Dennis G. Stowe	$4,216	—
James V. Smith	—	—
Jeffrey A. Haar	$6,000	—
Robert B. Eastep	$3,631	—

(6)	Mr. Stowe resigned, effective June 7, 2004, from his duties as Director, Chief Operating Officer and President of Saxon Capital. As a result of his resignation, all of Mr. Stowe’s previously unvested options and restricted stock units have vested as of June 7, 2004.

Option Grants in Last Fiscal Year

The following table provides information concerning grants of options to purchase our common stock representing a contractual right to receive shares of our common stock made during 2003 to our named executive officers.

Individual Grants
Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise of Base Price ($/Sh)	Expiration Date	Grant Date Present Value ($)(2)
James V. Smith	50,000	83%	$12.54	03/25/13	$409,000

(1)	The options with a strike price of $12.54 vest 25% over a four-year period beginning on March 25, 2003.

(2)	The valuation calculations are solely for purposes of compliance with the rules and regulations promulgated under the Exchange Act, and are not intended to forecast possible future appreciation, if any, of our stock price. The grant date present value for the options expiring on March 25, 2013 is derived by using the Black-Scholes option-pricing model with the following assumptions: option term of 10 years; an annualized risk-free interest rate range of 3.96%; a volatility rate of 50%, and a dividend yield of 0%. The approach used in developing the assumptions upon which the Black-Scholes valuations were calculated is consistent with the requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.” This valuation model was not adjusted for risk of forfeiture or the vesting restrictions of the options for the options expiring on March 25, 2013, which became exercisable pro rata over a four-year period. This valuation model does not necessarily represent the fair market value of individual options. At the expiration date, the options will have no actual value unless, and only to the extent that, the price of the common stock appreciates from the grant date to the exercise date.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets forth information regarding the number of securities underlying exercisable and unexercisable options, and the value of exercisable and unexercisable options held by the named executive officers as of December 31, 2003.

Name	Shares Acquired Upon Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options/SARs at FY-End Exercisable/Unexercisable(1)	Value of Unexercised In-the-Money Options at FY-End($) Exercisable/ Unexercisable(2)
Michael L. Sawyer, Director and Chief Executive Officer	0	0	250,000/250,000	$2,737,500/$2,737,500
Dennis G. Stowe, Director, President and Chief Operating Officer(3)	0	0	250,000/250,000	$2,737,500/$2,737,500
James V. Smith, Vice President	0	0	0/50,000	$0/$420,500
Jeffrey A. Haar, Vice President	0	0	33,750/33,750	$369,188/$369,188
Robert B. Eastep, Executive Vice President and Chief Financial Officer	0	0	41,250/41,250	$451,313/$451,313

(1)	All currently unexercisable options will become immediately vested and exercisable upon approval of the merger agreement by Saxon Capital’s shareholders.

(2)	The amounts set forth represents the difference between the estimated fair market value of $20.95 per share as of December 31, 2003 and the exercise price of the in-the-money options, multiplied by the applicable number of shares underlying such options.

(3)	Mr. Stowe resigned, effective June 7, 2004, from his duties as Director, Chief Operating Officer and President of Saxon Capital. As a result of his resignation, all of Mr. Stowe’s previously unvested options and restricted stock units have vested as of June 7, 2004.

Employment Agreements

We have entered into employment agreements with Mr. Sawyer for a three-year term and Messrs. Adams and Robert B. Eastep for one-year terms, which automatically renew for successive one-year terms unless previously terminated. We also had entered into an employment agreement with Mr. Stowe for a three-year term, which automatically would have renewed for successive one-year terms unless previously terminated. However, Mr. Stowe resigned, effective June 7, 2004, from his duties as Director, Chief Operating Officer and President of Saxon Capital, and as a result, in accordance with his employment agreement, Mr. Stowe is entitled to receive severance pay from Saxon Capital in the form of a lump sum payment in the amount of $1.8 million. As a result of his resignation, all of Mr. Stowe’s previously unvested options and restricted stock units have vested as of June 7, 2004.

The employment agreements require each of them (and, in the case of Mr. Stowe, required) to devote their best efforts to our interests and business and prohibit them from disclosing information, competing with us, and soliciting employees while employed and for specified periods after termination of employment for any reason other than for cause. Under the terms of these employment agreements, each of Messrs. Sawyer, Adams and Eastep is entitled to an annual base salary of $325,000, $225,000 and $200,000, respectively, and Mr. Stowe was entitled to an annual base salary of $325,000. Each executive’s base salary may be increased by the Compensation Committee. The employment agreements also provide Messrs. Sawyer, Adams, and Eastep with an annual bonus of up to 100% of base salary, each as determined by the Compensation Committee based upon their performance and our performance during the prior fiscal year. Mr. Stowe’s employment agreement provided Mr. Stowe with an annual bonus of up to 100% of base salary, as determined by the Compensation Committee based upon his performance and our performance during the prior fiscal year. We also extend to each executive specified benefits and reimbursement of expenses.

If each executive complies (and, in the case of Mr. Stowe, complied) with the terms of his employment agreement, and his employment is terminated (and, in the case of Mr. Stowe, was terminated), either by us (other than for cause) or voluntarily by the executive for good reason, then the executive generally is entitled to severance pay in the form of monthly payments in an amount equal to 1/12th of the sum of (A) the executive’s annual base salary plus (B) 100% of the maximum bonus for the fiscal year in which termination occurs, less deductions required by law payable in accordance with our normal payroll practices, for twenty-four months (or in the case of Messrs. Adams and Eastep, twelve months) following such termination. Alternatively, provided that the executive executes and delivers a general release within fifteen (15) days following such a termination of employment by us other than for cause or voluntarily by him for good reason, at the executive’s sole election the severance pay is payable at the time of such delivery of the general release and will consist of a lump sum equal to the sum of the amounts described in clauses (A) and (B) above (or, in the case of Messrs. Sawyer and Stowe, 200% of such sum) and any stock option not previously vested by the terms of the original grant vest as of the date of such termination. For purposes of the employment agreements, “good reason” includes:

•	the material reduction or material adverse modification without the executive’s prior written consent of the executive’s authority or duties (for instance, the substantial diminution or adverse modification in the executive’s title, status, overall position, responsibilities, reporting relationship or general working environment);

•	any reduction in the executive’s base salary or bonus calculation or any material reduction in employee benefits;

•	any requirement to move the executive’s principal place of employment to a location that is more than a 50 mile radius from its current location; or

•	any material breach of the employment agreement by Saxon Capital that is not cured within 30 days following demand for the cure thereof.

In the event of death or disability, there is no acceleration of the vesting of these options. To the extent not inconsistent with the terms of the 2001 Plan, the executive’s options vest and become exercisable by the executive’s estate at the same times as if the executive had continued to be employed. In the event of death, the executive’s estate or heirs are not entitled to any severance pay or employee benefits but are entitled to a pro-rated bonus equal to 100% of the executive’s base salary.

Each executive’s employment agreement further provides (and, in the case of Mr. Stowe, provided) that upon the consummation of a change in control (as defined below), the executive is entitled (and, in the case of Mr. Stowe, was entitled) to receive, in the form of monthly payments, an amount equal to 1/12th of the sum of (A) the executive’s annual base salary plus (B) the maximum bonus for the fiscal year in which the consummation of a change in control occurs, less deductions required by law, payable in accordance with the normal payroll practices, for twenty-four months (or in the case of Messrs. Adams and Eastep, twelve months) following consummation of such change in control. We call such payment the change in control payment and such payment is a separate payment from severance pay. Alternatively, at each executive’s sole election, the change in control payment is payable (and, in the case of Mr. Stowe, was payable) in a lump sum equal to 200% (or in the case of Messrs. Adams and Eastep, 100%) of the sum of the amounts described in clauses (A) and (B) above. The change in control payment is in addition to, and not in lieu of, the executive’s base salary and bonus, if any, payable in accordance with the terms of the executive’s employment agreement. In addition, upon the consummation of a change in control, all of the executive’s options become (and, in the case of Mr. Stowe, would have become) immediately and fully exercisable. Following the consummation of a change in control, the executive is not entitled (and, in the case of Mr. Stowe, would not have been) to receive severance pay in the event the executive’s employment is terminated for any reason. For purposes of the employment agreements, “change in control” generally means (1) an acquisition, merger, or consolidation, or (2) the sale of voting control or all or substantially all of our assets, with, by, or to any person or entity in which our shareholders immediately before the effective date of such change in control do not own a majority of the outstanding shares of the capital stock of the surviving entity after such change in control. Each executive, not including Mr. Stowe, has agreed to waive his rights to any such payments in connection with the REIT conversion. If the executive’s employment is terminated (and, in the case of Mr. Stowe, was terminated) other than for cause at any time following the public announcement of a prospective change in control, then, notwithstanding such termination, the executive is entitled (and, in the case of Mr. Stowe, was entitled) to receive the change in control payment based on the executive’s base salary in effect on the date of such termination; provided, however, that such change in control payment is (and, in the case of Mr. Stowe, would have been) reduced (and, in the case of Mr. Stowe, would have been reduced) by the total amount of any severance pay received by him, and thereafter he is not entitled (and, in the case of Mr. Stowe, would not have been entitled) to any further severance pay. If any payments, distributions, or benefits provided or to be provided to the executive, whether pursuant to their employment agreement or from other plans or arrangements maintained by us or any of our subsidiaries are determined to be subject to the excise tax imposed by Section 4999 of the Code, the executive is entitled (and, in the case of Mr. Stowe, would have been entitled) to receive a payment on an after-tax basis equal to the excise tax imposed.

New Employment Agreements

Saxon Capital and Saxon REIT expect to enter into new employment agreements with Messrs. Sawyer, Eastep and Adams prior to the REIT conversion that reflect certain changes to the terms currently in such executives’ employment agreements. These new employment agreements will become effective only if the merger is completed and will become effective as of the closing date of the merger, at which time the existing employment agreements will terminate. Effective upon the completion of the merger, pursuant to each of the new employment agreements, each of Messrs. Sawyer, Adams, and Eastep will waive his rights to any change in control payments in connection with the REIT conversion provided for under his current employment agreement. We expect such new employment agreements to provide for the terms described below.

The new employment agreements provide for a two-year term for Mr. Sawyer and for one-year terms for Messrs. Eastep and Adams, with such terms automatically renewing for successive one-year terms unless previously terminated. In addition, the new employment agreements will increase the annual base salaries of Messrs. Sawyer, Eastep and Adams to $450,000, $250,000 and $250,000, respectively. The new employment agreements also provide that the annual target bonus opportunity for each executive will be 100% of base salary and that the annual maximum bonus opportunity for each executive will be 200% of base salary for Mr. Sawyer and 150% of base salary for Messrs. Eastep and Adams. The new employment agreements will provide that a pro-rated bonus based on annual base salary will be paid to each executive if his employment is terminated due to disability. The new employment agreements will provide for a grant of 225,000, 75,000 and 50,000 restricted stock units under the 2004 Incentive Compensation Plan to Messrs. Sawyer, Eastep and Adams, respectively, that will 100% vest on the fifth anniversary of the date of grant, unless vesting occurs earlier as provided in the agreements for a change in control. The restricted stock units will have tandem dividend equivalent rights that will pay dividend equivalents for so long as the restricted stock units (whether vested or unvested) are held by the executive. The new employment agreements will be different from the existing employment agreements so that the formula used to calculate the bonus portion of severance pay or a change in control payment is based on the target bonus, rather than the maximum bonus. In addition, the new employment agreements will be different from the existing employment agreements so that the formula used to calculate the reimbursement to each executive if he is required to pay “golden parachute” excise tax under Section 4999 of the Code generally will be changed from an 80% reimbursement of the initial excise tax and 100% reimbursement of all other taxes resulting from the first reimbursement to 100% reimbursement of the initial excise tax and 100% reimbursement of all other taxes resulting from the first reimbursement.

Benefit Plans

2001 Stock Incentive Plan. The following discussion is a summary of the 2001 Plan. The 2001 Plan was adopted by our board of directors on May 31, 2001, and approved by our sole shareholder on May 31, 2001. The purpose of the 2001 Plan is to promote our long-term success by attracting and retaining employees, non-employee directors, and consultants and encouraging such individuals to focus on our long-range goals by allowing such individuals to acquire a stake in us. Under the 2001 Plan, eligible recipients may be awarded options to purchase shares of our common stock. They may also be awarded restricted common stock, stock appreciation rights, or unit awards based on the value of our common stock, collectively referred to as awards.

The Compensation Committee administers the 2001 Plan. The Compensation Committee has full authority to select the recipients of awards, to decide when awards are to be made, to determine the number of shares of common stock included in each award (subject to certain limitations), and to establish the vesting requirements and other features and conditions of the awards, which are to be set forth in the award agreement between the recipient and us. The Compensation Committee also interprets the plan and makes all other decisions relating to its operation. Decisions of the Compensation Committee are final and binding. Employees, non-employee directors, and consultants or advisers who provide services to us are eligible to participate in the 2001 Plan. The Compensation Committee in its sole discretion, however, selects the actual recipients of awards.

The maximum number of shares of our common stock issuable over the term of the 2001 Plan is 2,998,556, subject to adjustment for certain changes in the number of our outstanding shares. Such shares may be authorized but unissued shares or treasury shares. As of January 1 of each year, the aggregate number of shares that may be awarded under the plan will be automatically adjusted so that it equals the greatest of (a) 2,998,556, (b) 10.69% of the total number of shares of common stock issued and outstanding, as of that date, and (c) the maximum number that has been previously awarded under the 2001 Plan.

If restricted shares or shares of common stock issued upon the exercise of options are forfeited, then the shares will again become available for awards (except incentive stock options). If stock units, options, or stock appreciation rights are forfeited or terminate for any other reason before being exercised, then the corresponding shares of common stock will again become available for awards under the plan. If stock units are settled or stock appreciation rights are exercised, then only the number of shares of common stock (if any) actually issued in settlement of such stock units or stock appreciation rights will reduce the number available for awards under the 2001 Plan.

As of December 31, 2003, substantially all of the maximum number of shares of our common stock issuable over the term of the 2001 Plan have been used in connection with the grant of awards. If the 2004 Incentive Compensation Plan is approved, no additional awards will be made under the 2001 Plan.

As of December 31, 2003, options and restricted stock units exercisable for an aggregate of 1,309,625 shares of common stock were outstanding at an average exercise price of $10.05 per share. If the merger is approved, all 711,625 currently outstanding but unvested options and restricted stock units will become fully vested and exercisable.

In September 2003, Saxon Capital amended all of its option grant agreements to provide that all outstanding options would vest immediately upon the date the Saxon Capital shareholders approved a material transaction such as the REIT conversion. Accordingly, if Saxon Capital’s shareholders approve the merger agreement, all outstanding unvested options to acquire Saxon Capital common stock will become vested and immediately exercisable. Saxon Capital’s restricted stock unit agreements under which Saxon Capital awarded restricted stock units contain the same vesting provisions.

If Saxon Capital’s shareholders approve the merger agreement, currently outstanding unvested options to purchase an aggregate of 711,625 shares of Saxon Capital common stock, of which options to purchase 471,250 shares are held by our directors and executive officers, will be accelerated. In addition, 180,000 currently unvested restricted stock units, all of which are held by our directors and executive officers, will vest. Assuming all outstanding options, including those that will be accelerated, are exercised, all restricted stock units are vested, and all outstanding warrants are exercised, the shares issued upon exercise of the accelerated options will entitle our directors and executive officers to receive an aggregate of between approximately $1,432,600 and $2,007,525 of the cash portion of the merger consideration based on the range of total cash consideration of between approximately $100 million and $140 million. In addition, based upon the weighted average exercise price of the currently unvested options held by our directors and executive officers, which is $10.34 per share, and the closing price of Saxon Capital’s common stock on July 29, 2004 of $23.50 per share, this acceleration represents a benefit to our directors and executive officers of $13.16 per share, or $6,201,650 in the aggregate.

Saxon REIT will assume any outstanding options or other rights to acquire Saxon Capital common stock that are not exercised as of the closing of the merger.

If the 2004 Incentive Compensation Plan is approved by our shareholders, we will make no further awards under the 2001 Plan. See “Proposal 3 — Approval of the 2004 Incentive Compensation Plan — General” for a description of the material terms and provisions of the 2004 Incentive Compensation Plan.

2001 Employee Stock Purchase Plan. The following discussion is a summary of the 2001 Purchase Plan. The 2001 Purchase Plan was adopted by our board of directors in August 2001 and received shareholder approval in October 2001. The 2001 Purchase Plan authorizes the issuance of up to a total of 1,000,000 shares of our common stock to participating employees.

All of our employees, including our directors who are employees, and all employees of any participating subsidiaries, whose customary employment is more than 20 hours per week and for more than five months in any calendar year, are eligible to participate in the 2001 Purchase Plan. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of our stock or that of any subsidiary are not eligible to participate.

On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the 2001 Purchase Plan an option to purchase shares of our common stock as follows: the employee may authorize up to 15% of his or her base pay to be deducted by us from his or her base pay during the offering period and credited to her account. On the last day of this offering period, each participating employee who has not exercised their withdrawal rights purchases shares, at the purchase price, to the extent of the accumulated payroll deductions in his account. Under the terms of the 2001 Purchase Plan, the purchase price is an amount equal to 85% of the fair market value, as defined in the 2001 Purchase Plan, per share of our common stock on the last trading day of the offering period. In no event may an employee purchase in any one-year period a number of shares that exceeds the number of shares determined by dividing $25,000 by the average market price of a share of our common stock on the commencement date of the offering period. Our Compensation Committee may, in its discretion, choose an offering period of 12 months or less for each offering and choose a different offering period for each offering.

An employee who is not a participant on the last day of the offering period is not entitled to purchase any shares, and the employee’s accumulated payroll deductions will be refunded.

An employee’s rights under the 2001 Purchase Plan terminate upon voluntary withdrawal from the 2001 Purchase Plan at any time, or when the employee ceases employment for any reason, including death. Upon termination of employment because of death, the accumulated payroll deductions in the participant’s account will be paid to the employee’s beneficiary or, if no beneficiary is appointed, to the participant’s estate.

Because participation in the 2001 Purchase Plan is voluntary, we cannot now determine the number of shares of our common stock to be purchased by any of our current executive officers, by all of our current executive officers as a group or by our non-executive employees as a group.

If the 2004 Employee Stock Purchase Plan is approved by our shareholders, we will terminate the 2001 Purchase Plan effective as of the date of such shareholder approval. See “Proposal 4 — Approval of the 2004 Employee Stock Purchase Plan — General” for a description of some of the terms and provisions of the 2004 Employee Stock Purchase Plan.

If the 2004 Employee Stock Purchase Plan is approved by the Saxon Capital shareholders, the merger agreement is approved by Saxon Capital shareholders and the merger is consummated, Saxon REIT will assume the 2004 Employee Stock Purchase Plan, which is currently expected to provide for the issuance of up to 1,000,000 shares of Saxon REIT common stock and to be substantially similar to the 2001 Purchase Plan. However, if the 2004 Purchase Plan is not approved by the Saxon Capital shareholders, but the merger agreement is approved by Saxon Capital shareholders and the merger is consummated, Saxon Capital’s 2001 Purchase Plan will be assumed by Saxon REIT upon completion of the merger.

401(k) Plan. In August 2001, we adopted an employee savings and retirement plan qualified under Section 401 of the Code and covering all of our employees. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee is or was formerly an officer or employee of Saxon Capital and its subsidiaries. No interlocking relationships exist between our board of directors or Compensation Committee and the board of directors or Compensation Committee of any other company, nor has any interlocking relationships existed in the past.

Certain Relationships and Related Transactions

General. Since January 1, 2003, neither Saxon Capital nor any of its subsidiaries has engaged in any related party transactions. However, FBR, pursuant to a letter agreement, which will serve as the lead underwriter for the public offering, upon the consummation of the merger, owns more than 5% of Saxon Capital’s voting stock. At this time, Saxon REIT has not entered into firm commitment underwriting arrangement with FBR, which typically is only entered into at the time a public offering is priced. In addition, FBR is also acting as financial advisor to Saxon Capital with respect to the REIT conversion, for which it is receiving an advisory fee of

1% of the gross proceeds received from the public offering, excluding sales of securities to Saxon Capital’s officers or directors.

Mortgage Loans. Saxon Capital originates mortgage loans to its officers and employees. These mortgage loans are underwritten to its underwriting guidelines. When making loans to its officers and employees, Saxon Capital waives loan origination fees that otherwise would be paid to it by the borrower, and reduced the interest rate by 25 basis points from the market rate. At December 31, 2001, Saxon Capital had $5.8 million of unpaid principal balances related to first mortgage loans originated for employees and certain officers of Dominion Resources. At March 31, 2004, December 31, 2003 and December 31, 2002, Saxon Capital had $11.5 million, $12.0 million and $8.1 million, respectively, of unpaid principal balances related to mortgage loans originated for its officers and employees. Effective December 1, 2002, Saxon Capital no longer renews or makes new mortgage loans to its executive officers or directors. Saxon Capital has never, and Saxon REIT will not, make loans to any of our outside directors.

Sale of stock to our executives. On April 23, 2001, Saxon Capital issued 100 shares of its common stock to its founding stockholder, Michael L. Sawyer, for $0.01 per share. On July 6, 2001, Saxon Capital sold 20,000 shares of common stock to Mr. Sawyer, for an aggregate purchase price of $200,000. On July 6, 2001, Saxon Capital sold 20,000 shares of common stock to Mr. Stowe, for an aggregate purchase price of $200,000. In addition, Messrs. Sawyer and Stowe have respectively purchased 3,768 and 4,490 shares of Saxon Capital common stock pursuant to the 2001 Purchase Plan. Saxon Capital’s executive officers as a group (including Messrs. Sawyer and Stowe) have purchased 21,188 shares of Saxon Capital common stock pursuant to the 2001 Purchase Plan on the same terms and conditions as our non-executive employees.

OIC Design, Inc. During 2002 and 2001, OIC Design, Inc. provided Saxon Capital with marketing services. During 2002, Saxon Capital paid $0.3 million to OIC Design for marketing and printing material. During 2001, Saxon Capital paid OIC Design $0.1 million for design fees and $0.3 million primarily for print and postage fees incurred by OIC Design on Saxon Capital’s behalf for a total of $0.4 million. Kelly Adams, the owner and principal officer of OIC Design, is the spouse of Bradley D. Adams, our Executive Vice President of Capital Markets. We believe that payments made to OIC Design for services rendered are not in excess of fair market prices for similar services. The relationship with OIC was discontinued in 2002.

Section 16(a) Beneficial Ownership Reporting Compliance

The SEC requires that we disclose any late reports filed by directors, executive officers and beneficial owners of more than 10% of our common stock pursuant to Section 16(a) of the Exchange Act during the last fiscal year.

Based solely on our review of the copies of such forms received or written representations from reporting persons, we believe that with respect to the fiscal year ended December 31, 2003, all the reporting persons complied with all applicable filing requirements, with the exception of Bradley D. Adams, Frederick R. Elflein, Jr., Dennis G. Stowe, Jeffrey A. Haar, each of whom failed to timely file one Form 4 for one transaction. All such forms were subsequently filed. James V. Smith complied with the filing requirements by filing a Form 5 for the applicable transaction.

BOARD COMPENSATION COMMITTEE REPORT

ON EXECUTIVE COMPENSATION

The Compensation Committee, which is comprised entirely of independent directors, administers the 2001 Plan, the 2001 Purchase Plan, the 401(k) Plan, and reviews and approves all issues related to executive compensation. Our compensation policy for our executives is to promote outstanding performance by the executives and thereby to assist Saxon Capital in achieving its strategic and performance goals. To these ends, the Compensation Committee is guided by the need to attract and retain high caliber executives, and to provide incentives to those executives focused on advancement of Saxon Capital’s strategies and performance goals.

The Compensation Committee relies on three forms of compensation to achieve these goals: base salary, bonus, and stock option or other awards granted pursuant to the 2001 Plan. The base salary and bonus are reviewed at least annually by the Compensation Committee, taking into account the provisions of any employment agreement between Saxon Capital and the executive. Saxon Capital has used stock options and restricted stock units to align the long-range interests of its executive officers with the interests of shareholders. The quantity of stock options and restricted stock units granted to executive officers is determined by taking into consideration the officer’s position with Saxon Capital, overall individual performance, Saxon Capital’s performance and an estimate of the long-term value of the award considering current base salary and any cash bonus award.

Compensation for the Chief Executive Officer

For 2003, Mr. Sawyer earned $940,500 in salary and bonus, as shown in the Summary Compensation Table on page 301. Pursuant to Mr. Sawyer’s employment agreement, effective June 7, 2001 with Saxon Capital, Mr. Sawyer’s base salary for 2003 was $375,000.

The Compensation Committee met and made several pay decisions related to Mr. Sawyer’s compensation in 2003. His annual incentive bonus of $565,500 was based on his achievement of targeted goals relating to certain aspects of Saxon Capital’s financial performance, as well as other targeted goals related to managerial performance. His grant of restricted stock units was based on a total compensation analysis and took into account his previous long-term incentives granted to him. Following a review of Saxon Capital’s performance in 2003 and based on the Compensation Committee’s recommendation, Mr. Sawyer’s base salary was increased to $450,000 for 2004.

Saxon Capital’s compensation policy is primarily based upon the practice of pay-for-performance. Section 162(m) of the Code imposes a limitation on the deductibility of nonperformance-based compensation in excess of $1 million paid annually to the named executive officers. The Compensation Committee currently believes that Saxon Capital should be able to continue to manage its executive compensation program for the named executive officers so as to preserve the related federal income tax deductions, although individual exceptions may occur.

The Compensation Committee believes that its overall executive compensation program will be successful in providing competitive compensation appropriate to attract and retain highly qualified executives and also to encourage increased performance from the executive group, which will create added shareholder value.

David D. Wesselink (Chair)

Richard A. Kraemer

Edward G. Harshfield

Thomas J. Wageman

The foregoing Compensation Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or the Exchange Act, except to the extent that Saxon Capital specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

PERFORMANCE GRAPH

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act or the Exchange Act, the following performance graph shall not be incorporated by reference into any such filing and shall not otherwise be deemed filed under either Act, except to the extent we specifically incorporate this information by reference.

Set forth below is a performance graph comparing the yearly percentage change in Saxon Capital’s cumulative total shareholder return on its common stock to the cumulative total return of a broad equity market index and of a peer group of issuers. This graph compares Saxon Capital’s common stock to The Nasdaq US Stock Market Index and The Nasdaq Financial Stock Index over the period from January 16, 2002 (the date the registration of the common stock under Section 12 of the Exchange Act became effective) by month through December 31, 2003. The graph assumes that the value of the investment in the common stock was $100 at the closing price of $11.50 per share and at the closing price for each index on that date and all dividends were reinvested. The stock price performance on the graph below is not necessarily indicative of future performance.

Date	Nasdaq US	Nasdaq Financial Stocks	SAXN
1/16/2002	100.00	100.00	100.00
1/31/2002	99.46	101.88	101.04
2/28/2002	89.11	103.28	96.52
3/28/2002	94.96	109.05	128.43
4/30/2002	87.07	112.94	135.74
5/31/2002	83.23	112.09	146.97
6/28/2002	75.69	110.75	141.48
7/31/2002	68.78	105.02	112.43
8/30/2002	68.05	107.43	122.61
9/30/2002	60.73	99.91	96.26
10/31/2002	69.03	102.41	93.04
11/29/2002	76.73	104.03	112.52
12/31/2002	69.29	103.17	108.78
1/31/2003	68.54	102.13	111.13
2/28/2003	69.50	101.69	95.74
3/31/2003	69.70	101.18	115.74
4/30/2003	76.04	107.32	128.26
5/30/2003	82.71	115.60	148.26
6/30/2003	84.04	116.39	150.26
7/31/2003	89.83	121.76	150.52
8/29/2003	93.75	123.97	142.96
9/30/2003	92.53	124.48	149.04
10/31/2003	99.97	133.48	163.65
11/28/2003	101.46	136.64	164.09
12/31/2003	103.59	139.54	182.17

PROPOSAL 3 - APPROVAL OF THE 2004 INCENTIVE COMPENSATION PLAN

General

At the annual meeting, you will be asked to approve Saxon Capital’s new 2004 Incentive Compensation Plan. Acting on the recommendation of the Compensation Committee, the board of directors unanimously recommends that you approve the 2004 Incentive Compensation Plan.

The board of directors approved the terms of the 2004 Incentive Compensation Plan on January 25, 2004, subject to shareholder approval, to allow us to adequately provide future incentives to those individuals upon whose efforts we will rely for the continued success and growth of our business on a prospective basis following the REIT conversion. The 2004 Incentive Compensation Plan is substantially similar to the 2001 Plan described in this proxy statement/prospectus, with some modifications to reflect the change in our capital structure after the REIT conversion and to provide for the grant of cash-based awards. Executive officers will be eligible for unlimited cash-based awards. Other changes include changes to the applicable performance goals for awards intended to qualify as “performance based” under Section 162(m) of the Code. If the shareholders approve the 2004 Incentive Compensation Plan, the aggregate number of shares of common stock available for grant under the 2004 Incentive Compensation Plan will be (1) if the merger occurs, 15% of the total number of shares outstanding of Saxon REIT immediately after the issuance of shares in the public offering and the issuance of 32,858,225 shares in the merger (assuming all currently outstanding options and warrants are exercised), minus 3,447,812 (the total number of shares of Saxon Capital common stock that have been issued as stock awards or upon the exercise of options, or that are issuable upon the exercise of outstanding options, pursuant to grants made by Saxon Capital), or (2) if the merger does not occur, 15% of 28,661,757 (the total number of shares outstanding of Saxon Capital on January 25, 2004), minus 3,447,812 (the total number of shares of Saxon Capital common stock that have been issued as stock awards or upon the exercise of options, or that are issuable upon the exercise of outstanding options, pursuant to grants made by Saxon Capital).

If the 2004 Incentive Compensation Plan is approved by our shareholders at the annual meeting, no additional awards will be made under the 2001 Plan, and any shares left or that become available in the 2001 Plan will be transferred to the 2004 Incentive Compensation Plan.

The following is a summary of the material terms of the 2004 Incentive Compensation Plan. For a complete description of the 2004 Incentive Compensation Plan, you should refer to the copy of the 2004 Incentive Compensation Plan that is attached as Annex B to this proxy statement/prospectus. Capitalized terms not otherwise defined herein have the meanings given to them in the 2004 Incentive Compensation Plan.

Purpose. The purpose of the 2004 Incentive Compensation Plan is to motivate certain employees, nonemployee directors and independent contractors to put forth maximum efforts toward the growth, profitability, and success of Saxon Capital and its subsidiaries by providing incentives to such employees, nonemployee directors and independent contractors through cash payments and/or through the ownership and performance of our common stock. In addition, the 2004 Incentive Compensation Plan is intended to provide incentives that will attract and retain highly qualified individuals as employees and nonemployee directors, and to assist in aligning the interests of such employees and nonemployee directors with the interests of the shareholders of Saxon Capital.

Shareholder Approval. The 2004 Incentive Compensation Plan will become effective only if it is approved by our shareholders. Although awards may be granted prior to shareholder approval, such awards will be cancelled if our shareholders do not approve the 2004 Incentive Compensation Plan. In addition, our shareholders will need to approve any amendment, revisions or modification to the 2004 Incentive Compensation Plan if such amendment is determined to be material. Also, any amendment, revision, replacement, cancellation and regrant, or other change to an outstanding award that is determined to be a “repricing” must be approved by our shareholders. Finally, if required by the regulations under Section 162(m) of the Code, our shareholders will need to reapprove the performance goals listed in the 2004 Incentive Compensation Plan no later than the first shareholder meeting that occurs in the fifth year following the year in which Saxon Capital’s shareholders previously approved such performance goals.

Administration. The Compensation Committee, or our board of directors or a committee or subcommittee appointed by our board, which we refer to as the Committee, will have the responsibility, in its sole discretion, to control, operate, manage and administer the 2004 Incentive Compensation Plan in accordance with its terms, including the following authority:

•	to determine eligibility for participation in the 2004 Incentive Compensation Plan;

•	to determine eligibility for and the type and size of an award granted under the 2004 Incentive Compensation Plan;

•	to grant awards to, and to enter into award agreements with, participants;

•	to supply any omission, correct any defect, or reconcile any inconsistency in the 2004 Incentive Compensation Plan in such manner and to such extent as it shall deem appropriate in its sole discretion to carry the same into effect;

•	to issue administrative guidelines as an aid to administer the 2004 Incentive Compensation Plan and make changes in such guidelines as it from time to time deems proper;

•	to make rules for carrying out and administering the 2004 Incentive Compensation Plan and make changes in such rules as it from time to time deems proper;

•	to the extent permitted under the 2004 Incentive Compensation Plan, grant waivers of plan terms, conditions, restrictions, and limitations;

•	to accelerate the vesting of any award when such action or actions would be in the best interest of Saxon Capital;

•	to grant awards in replacement of awards previously granted under the 2004 Incentive Compensation Plan or any other executive compensation plan of Saxon Capital (but subject to certain shareholder approval as described above); and

•	to take any and all other actions it deems necessary or advisable for the proper operation or administration of the 2004 Incentive Compensation Plan.

All determinations and interpretations made by the Committee are binding and conclusive on all participants and their heirs, successors, and legal representatives.

Eligibility. Every full-time employee of Saxon Capital or its subsidiaries will be eligible to participate under the 2004 Incentive Compensation Plan. Employees who become participants in the 2004 Incentive Compensation Plan will be selected by the Committee in its sole discretion. In addition, independent contractors selected by the Committee administering the 2004 Incentive Compensation Plan may become participants in the 2004 Incentive Compensation Plan. Also, all independent directors of Saxon Capital will be eligible to participate in the 2004 Incentive Compensation Plan.

Share Limits. The aggregate number of shares that may be delivered pursuant to all awards under the 2004 Incentive Compensation Plan will be (1) if the merger occurs, 15% of the total number of shares outstanding of Saxon REIT immediately after the issuance of shares in the public offering and the issuance of 32,858,225 shares in the merger (assuming all currently outstanding options and warrants are exercised), minus 3,447,812 (the total number of shares of Saxon Capital common stock that have been issued as stock awards or upon the exercise of options, or that are issuable upon the exercise of outstanding options, pursuant to grants made by Saxon Capital), or (2) if the merger does not occur, 15% of 28,661,757 (the total number of shares outstanding of Saxon Capital on January 25, 2004), minus 3,447,812 (the total number of shares of Saxon Capital common stock that have been issued as stock awards or upon the exercise of options, or that are issuable upon the exercise of outstanding options, pursuant to grants made by Saxon Capital). For purposes of qualifying compensation payable under the 2004 Incentive Compensation Plan as “performance-based compensation” in accordance with Section 162(m) of the Code, no individual may be granted more than 1,000,000 shares of our common stock or be paid more than $10,000,000 in any calendar year.

As is customary in incentive plans of this nature, the number and kind of shares available under the 2004 Incentive Compensation Plan and the then outstanding stock-based awards, as well as exercise or purchase prices, performance targets under selected performance-based awards and share limits, are subject to adjustment in the event of certain reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, or other similar events, or extraordinary dividends or distributions of property to the shareholders.

The 2004 Incentive Compensation Plan will not limit the authority of the board of directors or the Committee to grant awards or authorize any other compensation, with or without reference to the common stock, under any other plan or authority.

Types of Awards. The Committee may, in its sole discretion, grant the following type of awards under the 2004 Incentive Compensation Plan:

•	stock options;

•	stock appreciation rights;

•	stock awards;

•	stock units;

•	dividend equivalent rights;

•	cash awards; and

•	any other type of award that is not inconsistent with the 2004 Incentive Compensation Plan.

The Committee, in its sole discretion, will determine all of the terms and conditions of each award, including but not limited to the following:

•	exercise price or purchase price;

•	method of exercise;

•	vesting;

•	expiration term of award;

•	effects of termination of participant’s employment or service;

•	change-in-control vesting and other effects of a change in control;

•	qualification of a stock option as an “incentive stock option”;

•	payout in cash, in property, or any combination of cash and property;

•	restrictive covenants;

•	transferability;

•	tax withholding;

•	tax deferral arrangements;

•	tandem or combination awards; and

•	any other term or condition that is not inconsistent with the 2004 Incentive Compensation Plan.

The Committee may use the following performance measures (either individually or in any combination) to set performance goals with respect to the grant or vesting of an award:

•	revenue;

•	sales;

•	pretax income before allocation of corporate overhead and bonus;

•	budget;

•	cash flow;

•	earnings per share;

•	net income;

•	division, group or corporate financial goals;

•	appreciation in and/or maintenance of the price of our common stock or any other publicly traded securities of our company;

•	dividend;

•	total shareholder return;

•	return on shareholders’ equity;

•	return on assets;

•	return on investment;

•	internal rate of return;

•	attainment of strategic and operational initiatives;

•	market share;

•	operating margin;

•	profit margin;

•	gross profits;

•	earnings before interest and taxes;

•	earnings before interest, taxes, depreciation and amortization;

•	economic value-added models;

•	comparisons with various stock market indices;

•	increase in number of customers;

•	reductions in costs;

•	mortgage loans;

•	bringing assets to market;

•	resolution of administrative or judicial proceedings or disputes; and

•	funds from operations.

Termination of or Changes to the 2004 Incentive Compensation Plan. Our board of directors has the authority to amend, suspend, and discontinue the 2004 Incentive Compensation Plan subject to any shareholder approval that is required by applicable law or listing agency rules. However, no such action by the board of directors may reduce the amount of any outstanding award or otherwise adversely change the terms and conditions of outstanding awards. The board of directors or the Committee may amend outstanding awards in any manner that would be permitted for a new award, provided that any amendment that is adverse to a participant requires the participant’s consent. Unless terminated earlier by our board of directors, the 2004 Incentive Compensation Plan will terminate on the tenth anniversary of the date it was adopted by the board of directors of Saxon Capital. The applicable provisions of the 2004 Incentive Compensation Plan and the Committee’s authority will continue with respect to any awards then outstanding.

Securities Underlying Awards. If the 2004 Incentive Compensation Plan is approved by shareholders, we plan to register all of the shares of common stock to be reserved for issuance under the 2004 Incentive Compensation Plan under the Securities Act.

Tax Consequences

The federal income tax consequences of the 2004 Incentive Compensation Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2004 Incentive Compensation Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or international tax consequences.

For nonqualified stock options, generally no taxable income is recognized by a participant, and we will not be entitled to any tax deduction, with respect to the grant of a nonqualified stock option. We generally are entitled to deduct and the optionee recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. Once exercised, the participant receives short-term or long-term capital gain treatment on any further gain or loss, depending on the length of time the participant holds the stock prior to the sale. For incentive stock options, we are generally not entitled to a deduction nor does the participant recognize income either at the time of grant or exercise or (provided that the participant holds the shares at least two years after grant and one year after exercise) at any later time. Rather, the participant receives capital gains or loss treatment on the difference between his or her basis and the ultimate sales price.

The current federal income tax consequences of other awards authorized under the 2004 Incentive Compensation Plan generally follow certain basic patterns: stock appreciation rights are taxed and deductible in substantially the same manner as nonqualified stock options; restricted stock is taxed as income at the time the restrictions lapse (although employees may elect earlier taxation and convert future gains to capital gains) equal to the excess of the fair market value over the price paid; restricted stock units, bonuses and performance share awards are generally subject to tax at the time of payment in the form of stock or cash; cash-based awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed to the individual when paid. In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes income.

If the vesting or payment of an award accelerates under the 2004 Incentive Compensation Plan in connection with a change in control, the company may not be permitted to deduct the portion of the compensation attributable to the acceleration. Furthermore, if compensation attributable to awards is not performance-based within the meaning of Section 162(m) of the Code, Saxon Capital may not be permitted to deduct aggregate compensation to certain executive officers that is not performance-based, to the extent that it exceeds $1,000,000 in any tax year.

New Plan Benefits

The table set forth below presents awards that have been approved by the Committee for grant under the 2004 Incentive Compensation Plan.

2004 Incentive Compensation Plan

Name and Position	Dollar Value(1)	Number of Restricted Stock Units with Tandem Dividend Equivalent Rights
Michael L. Sawyer, Chief Executive Officer	$5,287,500	225,000
Dennis G. Stowe, President and Chief Operating Officer(2)	4,112,500	175,000
James V. Smith, Senior Vice President	1,175,000	50,000
Jeffrey A. Haar, Vice President	470,000	20,000
Robert B. Eastep, Chief Financial Officer	1,762,500	75,000
Executive Group	14,276,250	607,500
Non-Executive Director Group	2,350,000	100,000
Non-Executive Officer Employee Group	3,454,500	147,000

(1)

These values are based on the last reported sale price for the common stock as reported on the Nasdaq National Market on July 29, 2004, which was $23.50 per share. The exact dollar value of the common stock granted will equal the market price of the common stock on the date of vesting of such awards. Accordingly, the exact dollar value is not presently determinable.

(2)	Mr. Stowe resigned, effective June 7, 2004, from his duties as Director, Chief Operating Officer and President of Saxon Capital. As a result of his resignation, the awards approved by the Committee for grant to him under the 2004 Incentive Compensation Plan have been terminated.

(3)	Includes only those awards approved for the current executive group.

All members of the board of directors are eligible to receive awards under the 2004 Incentive Compensation Plan and thus have a personal interest in the approval of the 2004 Incentive Compensation Plan.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE 2004 INCENTIVE COMPENSATION PLAN.

PROPOSAL 4 - APPROVAL OF THE 2004 EMPLOYEE STOCK PURCHASE PLAN

General

At the annual meeting, you will be asked to approve Saxon Capital’s new 2004 Employee Stock Purchase Plan. Acting on the recommendation of the Compensation Committee, the board of directors unanimously recommends that you approve the 2004 Employee Stock Purchase Plan.

The board of directors approved the terms of the 2004 Employee Stock Purchase Plan on April 20, 2004, subject to shareholder approval, to allow us to adequately provide eligible employees with the opportunity to increase their ownership in us by purchasing shares of our common stock on favorable terms and paying for the purchases through periodic payroll deductions following the REIT conversion. The 2004 Employee Stock Purchase Plan is substantially similar to the 2001 Purchase Plan described in this proxy statement/prospectus. If the shareholders approve the 2004 employee Stock Purchase Plan, the aggregate number of shares of common stock available for issuance under this plan will be 1,000,000 shares, subject to adjustment.

If the 2004 Employee Stock Purchase Plan is approved by our shareholders at the annual meeting, the 2001 Purchase Plan will be terminated. In addition, if the merger is consummated, Saxon REIT will assume the 2004 Employee Stock Purchase Plan if it is approved by our shareholders. The 2004 Employee Stock Purchase Plan, if approved by our shareholders, will be effective as of the date a registration statement covering shares of common stock reserved for issuance under the 2004 Employee Stock Purchase Plan is declared or deemed effective by the SEC.

The following is a summary of the material terms of the 2004 Employee Stock Purchase Plan. For a complete description of the 2004 Employee Stock Purchase Plan, you should refer to the copy of the 2004 Employee Stock Purchase Plan that is attached as Annex C to this proxy statement/prospectus.

Purpose. The purpose of the 2004 Employee Stock Purchase Plan is to provide our employees with the opportunity to increase their ownership in us by purchasing shares of our common stock on favorable terms and paying for the purchases through periodic payroll deductions.

Eligibility. All of Saxon Capital’s employees, including Saxon Capital’s directors who are employees, and all employees of any participating subsidiaries, whose customary employment is more than 20 hours per week and for more than five months in any calendar year, are eligible to participate in the 2004 Employee Stock Purchase Plan. Employees who would immediately after the purchase own 5% or more of the total combined voting power or value of Saxon Capital stock or that of any subsidiary are not eligible to participate. An employee who is not a participating employee on the last day of the offering period is not entitled to purchase any shares, and the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the 2004 Employee Stock Purchase Plan terminate upon voluntary withdrawal from the 2004 Employee Stock Purchase Plan at any time, or when the employee ceases employment for any reason, including death. Upon termination of employment because of death, the accumulated payroll deductions in the participating employee’s account will be paid to the employee’s beneficiary or, if no beneficiary is appointed, to the employee’s estate.

Share Limits. The maximum number of shares of common stock that may be purchased by eligible employees under the stock purchase plan is 1,000,000 shares. Shares sold to participating employees will consist of authorized but unissued shares or, at the option of the Committee, share held as treasury shares.

Administration. The Committee will have the responsibility, in its sole discretion, to control, operate, manage and administer the 2004 Employee Stock Purchase Plan in accordance with its terms. The Committee can interpret the 2004 Employee Stock Purchase Plan, make all other policy decisions relating to the operation of the 2004 Employee Stock Purchase Plan, and delegate ministerial functions to our management. All determinations and interpretations made by the Committee are binding and conclusive on all participating employees and their heirs, successors, and legal representatives.

Method and Price of Purchase. On the first day of an offering period, we will grant to each eligible employee who has elected to participate in the 2004 Purchase Plan an option to purchase shares of Saxon Capital common stock as follows: the employee may authorize up to 15% of his or her base pay to be deducted by Saxon Capital from his or her base pay during the offering period and credited to her account. On the last day of this offering period, each participating employee who has not exercised their withdrawal rights purchases shares, at the purchase price, to the extent of the accumulated payroll deductions in his or her account. Under the terms of the 2004 Purchase Plan, the purchase price is an amount equal to 85% of the fair market value, as defined in the 2004 Purchase Plan, per share of Saxon Capital common stock on the last trading day of the offering period. Employees may not purchase more than $25,000 worth of stock, calculated pursuant to the 2004 Purchase Plan, in any calendar year under the 2004 Purchase Plan and any other employee stock purchase plan of Saxon Capital or any subsidiary or parent of Saxon Capital.

Transferability. The rights of any participating employee under the 2004 Employee Stock Purchase Plan are not transferable otherwise than by will or the laws of descent and distribution and are exercisable only by the participating employee.

Securities Available under the 2004 Employee Stock Purchase Plan. If the 2004 Employee Stock Purchase Plan is approved by shareholders, we plan to register 1,000,000 shares of common stock available for issuance under the 2004 Employee Stock Purchase Plan under the Securities Act.

Corporate Reorganization. Unless otherwise determined by the board of directors, if a corporate reorganization occurs during the term of the 2004 Employee Stock Purchase Plan, any offering period then in effect will terminate unless the 2004 Employee Stock Purchase Plan is assumed by the surviving corporation or its parent corporation in a merger or consolidation. Generally a corporate reorganization will occur for purposes of the 2004 Employee Stock Purchase Plan if (i) certain mergers or consolidations occur, (ii) there is a sale of substantially all of our assets, (iii) the complete liquidation or dissolution of us, or (iv) any other corporate reorganization.

Termination of or Changes to the 2004 Employee Stock Purchase Plan. Our board of directors may amend, suspend, or terminate the 2004 Employee Stock Purchase Plan at any time and without notice, except to the extent that Section 423 of the Code or an applicable law or regulation requires shareholder consent. Unless earlier terminated, the 2004 Employee Stock Purchase Plan will continue in effect until the maximum number of shares available under the 2004 Employee Stock Purchase Plan has been purchased.

Tax Consequences

The federal income tax consequences of the 2004 Employee Stock Purchase Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2004 Employee Stock Purchase Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or international tax consequences.

For federal income tax purposes, no income will be realized by employees participating in the 2004 Employee Stock Purchase Plan upon either the grant of a right to purchase or the actual purchase of shares under the 2004 Employee Stock Purchase Plan. In addition, neither we nor any of our subsidiaries will be entitled to any deduction at that time. If the shares acquired upon the exercise of the right to purchase shares are not disposed of within two years after the date the right to purchase shares was granted or, if later, within one year after the transfer of such shares to the participating employee, upon a disposition of the shares the participating employee will realize ordinary income in the amount of the lesser of (a) the excess of the fair market value of the shares at the time of their disposition over the amount paid for the shares by the employee, or (b) 15% of the fair market value of the shares at the time the right to purchase such shares was granted. We will be entitled to a deduction for the amount of any ordinary income realized upon the disposition.

New Plan Benefits

Since the amount of benefits to be received by each participating employee in the 2004 Employee Stock Purchase Plan is determined by his or her elections, the amount of future benefits to be allocated to any individual or group of individuals under the 2004 Employee Stock Purchase Plan in any particular year is not determinable.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE 2004 EMPLOYEE STOCK PURCHASE PLAN.

YEAR 2005 SHAREHOLDERS PROPOSALS

If you are submitting a proposal to be included in next year’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, we must receive the proposal by                     , 2004 in order for your proposal to be eligible for inclusion. If you are submitting a proposal outside of Rule 14a-8, we must receive it not less than 60 nor more than 90 days before the date of the 2005 annual meeting in order for the proposal to be brought before the meeting.

The Saxon Capital bylaws require the 2005 annual meeting to be held at such date and time as determined by its board of directors and the Saxon REIT bylaws require the 2005 annual meeting to be held in May 2005. If the merger is not consummated, Saxon Capital expects to hold its next annual meeting no later than July 2005, and if the merger is consummated, Saxon REIT will hold its annual meeting in May 2005.

GENERAL

We will pay the costs relating to this proxy statement/prospectus, the proxy, and the annual meeting. We are soliciting proxies by mailing this proxy statement/prospectus and proxy card to the shareholders. In addition to solicitations by mail, some of our directors, officers, and regular employees may, without extra pay, make additional solicitations by telephone or in person. We will pay the solicitation costs, and will reimburse banks, brokerage houses and other custodians, nominees, and fiduciaries for their reasonable expenses in forwarding proxy materials to beneficial owners.

To reduce postage costs, we sent materials at bulk mail rates. If, for whatever reason, you need another copy, please write Bobbi Roberts, our Vice President of Investor Relations, 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060 or InvestorRelations@saxonmtg.com.

Please complete, sign, and date the enclosed proxy card, which can be revoked by voting at the meeting, and mail it promptly in the enclosed postage-paid envelope. Your proxy may be revoked at any time before it is exercised by filing with us a written revocation of your proxy or a duly executed proxy bearing a later date, or by attending the meeting and voting in person on each matter brought before the meeting. If you are a shareholder whose shares are not registered in your own name, you will need additional documentation from your record holder to vote in person at the meeting. Only shareholders or their proxy holders and our guests may attend the meeting. For registered shareholders, two perforated admission tickets are included with this document. Please bring the admission ticket with you to the meeting. If your shares are held in the name of your broker, bank, or other nominee, you must bring to the meeting an account statement or letter from the nominee indicating that you are the beneficial owner of the shares on the record date. Any questions regarding the meeting may be addressed to our Investor Relations department at (804) 967-7879, 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060. The meeting will begin promptly at 8:00 a.m.

Shareholders who do not present admission tickets at the meeting will be admitted only upon verification of stock ownership at the registration desk.

LEGAL MATTERS

Certain legal matters, including certain tax matters and the validity of shares of Saxon REIT of common stock, will be passed upon for Saxon Capital and Saxon REIT by McKee Nelson LLP, Washington, D.C.

EXPERTS

The financial statements incorporated in this proxy statement/prospectus by reference from Saxon Capital’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm upon their authority as experts in accounting and auditing.

The consolidated balance sheet of Saxon REIT as of February 5, 2004 included in this proxy statement/prospectus has been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Saxon Capital files annual, quarterly and special reports, proxy statements and other information with the SEC. Saxon Capital filings are available to the public over the Internet at the SEC’s website at http://www/sec/gov. You may also read and copy any document Saxon Capital files with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Saxon Capital’s SEC filings are also available on its website at http://www.saxoncapitalinc.com and at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

OTHER MATTERS

The board of directors of Saxon Capital knows of no other business to be presented at the annual meeting. In the event that other matters properly come before the special meeting, the persons named as proxies will vote on them in accordance with their best judgment.

By Order of the Board of Directors

/s/ Richard D. Shepherd
Richard D. Shepherd
Secretary

ANNEX A

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 12, 2004, among Saxon Capital, Inc., a Delaware corporation (“SCI”), Saxon REIT, Inc., a Maryland corporation and a wholly owned subsidiary of SCI (“Saxon REIT”), Saxon Capital Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Saxon REIT (“SCH”), and Saxon Merger Corporation, a Delaware corporation and a wholly owned subsidiary of SCH (“SMC”).

RECITALS

WHEREAS, SCI has adopted an overall plan (the “REIT Conversion”) to restructure its business operations so that it will qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes; and

WHEREAS, the REIT Conversion contemplates, among other things, the merger of SMC with and into SCI (the “SCI Merger”), with SCI as the surviving corporation, and immediately subsequent to the completion of the SCI Merger, the merger of SCI with and into SCH (the “SCH Merger” and together with the SCI Merger, the “Merger”), with SCH as the surviving corporation, pursuant to this Agreement; and

WHEREAS, following the Merger, Saxon REIT will be renamed “Saxon Capital, Inc.” and will succeed to and continue to operate the existing business of Saxon; and

WHEREAS, Section 251 of the General Corporation Law of the State of Delaware, 8 Del.C. § 101, et seq. (the “DGCL”), authorizes the merger of a Delaware corporation with and into a Delaware corporation and Section 253 of the DGCL authorizes the merger of a parent corporation and its subsidiary, of which at least 90% of such subsidiary’s capital stock is owned by the parent corporation; and

WHEREAS, for U.S. federal income tax purposes it is intended that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, the Board of Directors of SCI, the Board of Directors of Saxon REIT, the Board of Directors of SCH, and the Board of Directors of SMC each has determined that the REIT Conversion, including the Merger, is advisable and in the best interests of their respective entities and stockholders, and have approved the Merger on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, Saxon REIT desires to make a capital contribution to SCH in the form of cash and shares of Saxon REIT common stock in connection with the Merger.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME; EFFECTS OF MERGER

1.1 The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time or as otherwise stated below:

(a) SMC shall be merged with and into SCI; and following the SCI Merger, the separate corporate existence of SMC shall cease and SCI shall continue as the surviving corporation of the SCI Merger (“SCI Surviving Corporation”) and as a wholly owned subsidiary of SCH; and

(b) As soon as practicable after the SCI Merger, SCI Surviving Corporation shall be merged with and into SCH; and following the SCH Merger, the separate corporate existence of SCI Surviving Corporation shall cease and SCH shall continue as the surviving corporation of the SCH Merger (“SCH Surviving Corporation”) and as a wholly owned subsidiary of Saxon REIT.

1.2 The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at such time, date and place as the parties may agree but in no event prior to the satisfaction or waiver, where permitted, of the conditions set forth in Section 3.1 hereof. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

1.3 Effective Time. Subject to the terms and conditions of this Agreement, following the Closing, the parties hereto shall, at such time as they deem advisable, cause (i) a certificate of merger substantially in the form of Exhibit A attached hereto (the “SCI Merger Certificate of Merger”) to be executed and filed with the Secretary of State of Delaware and make all other filings or recordings required by Delaware law in connection with the SCI Merger and (ii) subsequent to the filing of the SCI Merger Certificate of Ownership and Merger, a certificate of merger substantially in the form of Exhibit B attached hereto (the “SCH Merger Certificate of Merger” and together with the SCI Merger Certificate of Merger, the “Certificates of Merger”) to be executed and filed with the Secretary of State of Delaware and make all other filings or recordings required by Delaware law in connection with the SCH Merger. The Merger shall become effective at such time as shall be specified in the respective Certificates of Merger (the “Effective Time”).

1.4 Effects of Merger. The Merger shall have the effects specified in the DGCL and this Agreement.

1.5 Charter and Bylaws of Saxon REIT. Copies of the Saxon REIT amended and restated charter and the Saxon REIT amended and restated bylaws are attached as Exhibit C and Exhibit D, respectively, to this Agreement.

ARTICLE II

CONSIDERATION; EFFECT ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

2.1 Consideration; Effect on Capital Stock. At or subsequent to the Effective Time, by virtue of the Merger and without any further action on the part of SCI, Saxon REIT, SCH and SMC or the stockholders of such entities:

(a) SCI Merger.

(i) Each share of common stock, par value $0.01 per share, of SCI (“SCI Common Stock”) issued and outstanding immediately prior to the Effective Time, shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of Saxon REIT (“Saxon REIT Common Stock”). The stockholders of SCI will also receive an aggregate amount of between approximately $100 million and $140 million in cash (the “Cash Consideration”) from SCH with the exact amount of cash per share to be determined by SCI’s board of directors before the time it determines whether to consummate the Merger. The Cash Consideration per share (the “Cash Consideration Per Share”) shall be determined by dividing the exact Cash Consideration by the total number of shares of SCI Common Stock issued and outstanding immediately prior to the Effective Time. In determining the aggregate amount of Cash Consideration to be paid in the merger, SCI’s board of directors will take into account such considerations as the amount raised in the public offering of Saxon REIT to be completed prior to, contemporaneously with or promptly after the consummation of the Merger; Saxon REIT’s need for capital; the effect that the payment of Cash Consideration will have on the value of the securities of SCI held by Saxon REIT with a view towards satisfying the requirement that not more than 20 percent of Saxon REIT’s total assets at the close of any calendar quarter can consist of securities of one or more taxable REIT subsidiaries; and the desire to provide a return of cash to SCI’s stockholders. No single factor will be determinative and SCI’s board of directors will not rank the relative significance of any factors. The Cash Consideration may be funded from cash reserves of SCI, which shall include amounts distributed to SCI by its subsidiaries (the “SCI Cash”) and cash provided to SCH in the form of a capital contribution by Saxon REIT (the “Saxon REIT Cash”), or the Cash Consideration may be funded entirely from the Saxon REIT Cash. The SCI Cash portion, if any, of the Cash Consideration shall not exceed 9.9% of the fair market value of SCI’s outstanding stock immediately prior to the SCI Merger.

(ii) All shares of SCI Common Stock shall no longer be outstanding and shall be canceled and retired and shall cease to exist. At the Effective Time, each certificate representing shares of SCI Common Stock will be deemed for all purposes to evidence the same number of shares of Saxon REIT Common Stock until such certificate is exchanged for a certificate representing shares of Saxon REIT Common Stock in accordance with Section 2.6 hereof.

(iii) Each share of SCI Common Stock held in SCI’s treasury at the Effective Time shall, by virtue of the SCI Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

(iv) Each share of common stock, par value $0.01 per share, of SMC (“SMC Common Stock”) issued and outstanding immediately prior to the Effective Time shall, by virtue of the SCI Merger and without any action on the part of SMC, Saxon REIT or the holder of such shares, be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of SCI Surviving Corporation (“SCI Surviving Corporation Common Stock”).

(v) After the Effective Time, SCH shall pay in cash to each person who held shares of SCI Common Stock immediately before the Effective Time the Cash Consideration Per Share and shall deliver to each person who held shares of SCI Common Stock immediately before the Effective Time one share of Saxon REIT Common Stock for each share of SCI Common Stock, as more fully provided in Section 2.6 hereof.

(vi) The Amended and Restated Certificate of Incorporation of SCI and the Amended and Restated Bylaws of SCI shall be the Amended and Restated Certificate of Incorporation of SCI Surviving Corporation and the Amended and Restated Bylaws of SCI Surviving Corporation.

(b) SCH Merger.

(i) As a result of the SCH Merger, automatically and without any action on the part of SCI Surviving Corporation or the parties hereto, each share of SCI Surviving Corporation Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled and retired and shall cease to exist.

(ii) At the Effective Time, each certificate representing shares of SCI Surviving Corporation Common Stock will be deemed for all purposes to be canceled and the holder of any such certificates shall be instructed to surrender the certificates to SCH Surviving Corporation for cancellation.

(iii) The Certificate of Incorporation of SCH and the Bylaws of SCH shall be the Certificate of Incorporation of SCH Surviving Corporation and the Bylaws of SCH Surviving Corporation.

2.2 SCI Stock Incentive Plans and Employee Stock Purchase Plans. At the Effective Time, (a) the rights and obligations of SCI under the 2004 Incentive Compensation Plan, if the 2004 Incentive Compensation Plan is approved by SCI’s stockholders, and any other SCI stock incentive plan, and (b) the rights and obligations of SCI under the 2004 Employee Stock Purchase Plan, if the 2004 Employee Stock Purchase Plan is approved by SCI’s stockholders, and any other SCI employee stock purchase plan (including all amendments or modifications, collectively, the “Plans”) and related agreements will be assumed by Saxon REIT in accordance with the terms thereof, and all outstanding rights of the parties thereto and the participants therein to acquire shares of SCI Common Stock on the terms and conditions of the Plans and any such agreements will be converted into rights to acquire shares of Saxon REIT Common Stock, in each case, to the extent set forth in, and in accordance with, the terms of such Plans and related agreements.

2.3 SCI Common Stock Options and Other Rights. At the Effective Time, Saxon REIT will assume any outstanding options or other rights to acquire SCI Common Stock that have not been exercised as of the Closing.

2.4 SCI Employment Agreements. At the Effective Time, employment agreements entered into among Saxon REIT, SCI and each of Michael L. Sawyer, Robert B. Eastep and

Bradley D. Adams (the “Saxon REIT Employment Agreements”), which provide for an increase in their respective annual salaries and grants of restricted stock units, will become effective and such individuals’ employment agreements in effect between SCI and such individual will terminate as provided in the Saxon REIT Employment Agreements.

2.5 Capital Contribution to SCH by Saxon REIT. Prior to, contemporaneously with or promptly after the consummation of the Merger, Saxon REIT shall contribute the Saxon REIT Cash to SCH in an amount to be determined on or around the date of determination of the Cash Consideration. Saxon REIT shall also make a capital contribution to SCH of such number of shares of Saxon REIT Common Stock equal to the number of shares of SCI Common Stock outstanding immediately before the Effective Time.

2.6 Exchange of Certificates and Payment of Cash Consideration.

(a) As of the Effective Time or as soon as reasonably practicable thereafter, SCH (i) shall deposit, or shall cause to be deposited, with American Stock Transfer and Trust Company, the transfer agent and registrar for the shares of Saxon REIT Common Stock and the exchange agent for purposes of the SCI Merger (the “Exchange Agent”), for exchange in accordance with this Article II, certificates evidencing shares of Saxon REIT Common Stock (the “Exchange Fund”) to be issued pursuant to Section 2.1(a)(i) and delivered pursuant to this Section 2.6 and (ii) shall provide, or shall cause to be provided, with the Exchange Agent funds necessary to pay the Cash Consideration Per Share to the holders of SCI Common Stock, in exchange for outstanding shares of SCI Common Stock.

(b) As soon as reasonably practicable after the Effective Time, Saxon REIT shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of SCI Common Stock (“Certificates”), (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Saxon REIT may reasonably specify, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing shares of Saxon REIT Common Stock and the Cash Consideration Per Share. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate evidencing the number of shares of Saxon REIT Common Stock which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article II and the Certificate so surrendered shall forthwith be canceled and (y) the Cash Consideration Per Share with respect to the shares of SCI Common Stock represented by such Certificate. In the event of a surrender of a Certificate representing shares of SCI Common Stock in exchange for a certificate evidencing shares of Saxon REIT Common Stock in the name of a person other than the person in whose name such shares of SCI Common Stock are registered, a certificate evidencing the proper number of shares of Saxon REIT Common Stock may be issued to such a transferee if the Certificate evidencing such securities is presented to the Exchange Agent, accompanied by all documents required by the Exchange Agent or Saxon REIT to evidence and effect such transfer and to evidence that any applicable transfer taxes have been paid. No interest will be paid or will accrue on the cash payable upon the surrender of any Certificate.

(c) At and after the Effective Time, there shall be no transfers on the stock transfer books of SCI of shares of SCI Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Saxon REIT, they shall be canceled and exchanged for certificates representing shares of Saxon REIT Common Stock and a check in payment of any unpaid Cash Consideration Per Share with respect to the shares of SCI Common Stock represented by such Certificate shall be issued in accordance with procedures and instructions as described in Section 2.6(b). Until surrendered as contemplated by Section 2.6(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the number of shares of Saxon REIT Common Stock which the holder of such Certificate has the right to receive in respect of such Certificate and the Cash Consideration Per Share with respect to the shares of SCI Common Stock represented by such Certificate.

(d) Any portion of the Exchange Fund or the funds deposited with the Exchange Agent that remains undistributed pursuant to the provisions hereof to former stockholders of SCI after the Effective Time shall be delivered to SCH or other affiliate of Saxon REIT as specified by Saxon REIT upon demand. Any former stockholders of SCI who have not theretofore complied with this Article II shall thereafter look only to SCH Surviving Corporation for payment of the Cash Consideration Per Share and their shares of Saxon REIT Common Stock deliverable in respect of each share of SCI Common Stock such stockholder holds as determined pursuant to this Agreement, without any interest thereon.

(e) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Saxon REIT, the posting by such person of a bond in such reasonable amount as Saxon REIT may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent or Saxon REIT will issue in exchange for such lost, stolen or destroyed Certificate the shares of Saxon REIT Common Stock and the required amount of cash consideration deliverable in respect thereof pursuant to this Agreement.

(f) Issuance of shares of Saxon REIT Common Stock upon the surrender for exchange of shares of SCI Common Stock, and payment of the related Cash Consideration Per Share, in accordance with the terms hereof shall be deemed to constitute full satisfaction of all rights pertaining to such shares of SCI Common Stock and SCH Surviving Corporation’s obligations set forth herein with respect to such shares of SCI Common Stock.

(g) None of SCI, SCH Surviving Corporation, Saxon REIT, SMC, the Exchange Agent or any other person shall be liable to any former holder of shares or securities of SCI for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

2.7 Corporate Existence. Nothing herein shall require Saxon REIT to maintain the corporate existence of SCH after substantial performance of SCH’s obligations set forth in Section 2.6(b). In accordance with the preceding sentence and to the extent permitted by DGCL, Saxon REIT may cause the dissolution of SCH and the assignment of any remaining SCH obligations under Section 2.6(b) to Saxon REIT or one of its affiliates.

ARTICLE III

CONDITIONS

3.1 Conditions as to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, with respect to Sections 3.1(i), waiver, of the following conditions at or prior to the Closing Date:

(a) This Agreement shall have been duly approved and adopted by the requisite vote of the stockholders of SCI, SMC and Saxon REIT, which shall be deemed to be approval of the SCI Merger for purposes of Section 251 of the DGCL (applicable to mergers).

(b) This Agreement and the SCI Merger shall have been duly approved and adopted by the requisite vote of the Board of Directors of SCI, SMC and Saxon REIT, respectively.

(c) This Agreement and the SCH Merger shall have been duly approved and adopted by the requisite vote of the Board of Directors of SCH.

(d) The shares of Saxon REIT Common Stock issuable to stockholders of SCI pursuant to this Agreement shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance.

(e) Saxon REIT’s registration statement on Form S-4 (SEC File No. 333-112834) to be filed with the Securities and Exchange Commission (the “SEC”) by Saxon REIT in connection with the REIT Conversion shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”), and shall not be the subject of any stop order suspending its effectiveness or proceeding, pending or threatened, seeking a stop order to suspend its effectiveness by the SEC.

(f) SCI’s Board of Directors shall have determined, in its sole discretion, that (i) the transactions constituting the REIT Conversion which impact Saxon REIT’s status as a REIT for federal income tax purposes have occurred or are reasonably likely to occur or (ii) based upon the advice of counsel, that Saxon REIT can elect to be treated as a REIT for federal income tax purposes effective for its taxable year during which the Closing occurs.

(g) SCI shall have received all governmental approvals and third-party consents required to be obtained by SCI or its subsidiaries in connection with the Merger and the transactions constituting the REIT Conversion, including consents of lenders, except for consents as would not reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Saxon REIT and its subsidiaries taken as a whole. The determination that this condition has been satisfied will be made by SCI, in its sole discretion.

(h) The United States Congress shall not have enacted legislation, or proposed legislation with a reasonable possibility of being enacted, that would have the effect of (i) substantially impairing the ability of Saxon REIT to qualify as a REIT, (ii) substantially increasing the federal tax liabilities of Saxon REIT resulting from the REIT Conversion or (iii) substantially reducing the expected benefits to Saxon REIT resulting from the REIT Conversion. The determination that this condition has been satisfied will be made by SCI, in its sole discretion.

(i) Saxon REIT’s registration statement on Form S-11 (SEC File No. 333-116028) registering $500 million of Saxon REIT Common Stock for sale to the public, as may be amended, shall have become effective under the Securities Act, no stop order suspending its effectiveness may be pending or threatened by the SEC, and SCI’s Board of Directors must determine that the sale of such stock will be successfully completed prior to, contemporaneously with or promptly after the consummation of the Merger.

(j) Each of the parties hereto shall comply in all material respects with their respective obligations as set forth in this Agreement that must be undertaken prior to the Closing.

ARTICLE IV

TERMINATION

4.1 Termination of Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the stockholders of SCI, by either (i) the mutual written consent of the Board of Directors of SCI, the Board of Directors of Saxon REIT, the Board of Directors of SMC and the Board of Directors of SCH, (ii) the Board of Directors of SCI if it determines that the sale of Saxon REIT Common Stock to the public pursuant to Saxon REIT’s registration statement on Form S-11 will not be successfully completed, or (iii) the Board of Directors of SCI or the Board of Directors of Saxon REIT if: (a) the Merger is not consummated by December 31, 2004; (b) a governmental authority has issued a final, non-appealable order, decree or ruling, or taken any other action, that would permanently prohibit the Merger; or (c) the SCI stockholders fail to approve this Agreement.

4.2 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article IV, this Agreement shall forthwith become null and void and have no effect and no party hereto (or any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement; provided, however, that any provisions set forth in Article V that explicitly survive the termination of this Agreement shall continue to impose obligations on the parties to which such provisions are applicable.

ARTICLE V

GENERAL PROVISIONS

5.1 Further Assurances. Each of SCI, Saxon REIT, SCH and SMC shall use its best efforts to take all such action as may be necessary or appropriate to effectuate the Merger under the DGCL and any other applicable laws or regulations, including any laws or regulations required by the SEC and the Nasdaq National Market. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest, perfect or confirm of record or otherwise in SCI Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of SCI Surviving Corporation or SCI, Saxon REIT, its officers or other authorized persons of SCI Surviving Corporation are authorized to take any such necessary or desirable actions including the execution, in the name and on behalf of SCI Surviving Corporation or SCI, of all such deeds, bills of sale, assignments and assurances. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest, perfect or confirm of record or otherwise in SCH Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of SCH Surviving Corporation or SCI Surviving Corporation, its officers or other authorized persons of SCH Surviving Corporation are authorized to take any such necessary or desirable actions including the execution, in the name and on behalf of SCH Surviving Corporation or SCI Surviving Corporation, of all such deeds, bills of sale, assignments and assurances.

5.2 No Appraisal Rights. The holders of shares of SCI Common Stock are not entitled under applicable law to dissenters’ or appraisal rights as a result of the Merger and REIT Conversion.

5.3 Entire Agreement. This Agreement, the Exhibits and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

5.4 Amendment. This Agreement may be amended by the parties hereto at any time before or after approval of the Agreement by the stockholders of SCI, but after such stockholder approval, no amendment shall be made which by law requires the further approval of such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

5.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without application of conflicts of laws principles.

5.6 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all of the parties hereto.

5.7 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

5.8 Incorporation. All Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

5.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

5.10 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

5.11 No Third-Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

5.12 Confidentiality. All information by any party (or its representatives) whether before or after the date hereof, in connection with the transactions contemplated by, or the discussions and negotiations preceding, this Agreement, the Merger and the REIT Conversion to any other party (or its representatives) shall be kept confidential by such other party and its representatives and shall not be used by any such persons other than as contemplated by this Agreement, except to the extent (i) that such information was known by the recipient when received, (ii) that such information is or hereafter becomes lawfully obtainable from other sources, (iii) that such information is necessary or appropriate to disclose, or required to be disclosed, to a governmental or regulatory authority having jurisdiction over the parties, (iv) as may otherwise be required by law or (v) such duty as to confidentiality is waived in writing by the other party. If this Agreement is terminated in accordance with its terms, each party shall use all reasonable efforts to return upon written request from the other parties all documents (and reproductions thereof) received by it or its representatives from such other parties (and, in the case of reproductions, all such reproductions made by the receiving party) that include information not within the exceptions contained in the first sentence of this Section 5.12, unless the recipients provide assurances reasonably satisfactory to the requesting parties that such documents have been destroyed. This Section 5.12 shall survive termination of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

SAXON CAPITAL, INC. a Delaware corporation

By:	/s/ Robert B. Eastep
Name:	Robert B. Eastep
Title:	Executive Vice President and Chief Financial Officer

SAXON REIT, INC. a Maryland corporation

By:	/s/ Michael L. Sawyer
Name:	Michael L. Sawyer
Title:	Chief Executive Officer

SAXON CAPITAL HOLDINGS, INC. a Delaware corporation

By:	/s/ Michael L. Sawyer
Name:	Michael L. Sawyer
Title:	Chief Executive Officer

SAXON MERGER CORPORATION a Delaware corporation

By:	/s/ Michael L. Sawyer
Name:	Michael L. Sawyer
Title:	Chief Executive Officer

EXHIBIT A

CERTIFICATE OF MERGER

OF

SAXON MERGER CORPORATION

INTO

SAXON CAPITAL, INC.

Pursuant to Section 251 of the Delaware General Corporation Law (the “DGCL”), the undersigned surviving corporation, organized and existing under and by virtue of the DGCL, submits the following Certificate of Merger for filing and certifies that:

FIRST: The name and state of incorporation of each of the constituent corporations of the merger is as follows:

Name	Jurisdiction of Formation
Saxon Merger Corporation	Delaware
Saxon Capital, Inc.	Delaware

SECOND: An agreement and plan of merger between the parties to the merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with the requirements of Section 251 of the DGCL.

THIRD: The name of the surviving corporation of the merger is “Saxon Capital, Inc.”.

FOURTH: Pursuant to the agreement and plan of merger, the Amended and Restated Certificate of Incorporation of Saxon Capital, Inc., a Delaware corporation, which will survive the merger, shall be the Amended and Restated Certificate of Incorporation of the surviving corporation.

FIFTH: The executed agreement and plan of merger is on file at an office of the surviving corporation, the address of which is located at 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060.

SIXTH: A copy of the agreement and plan of merger will be furnished by the surviving corporation, on request and without cost, to any stockholder of either constituent corporation.

SEVENTH: The merger shall become effective at the close of business on [the date this Certificate of Merger is filed with the Secretary of State of the State of Delaware].

IN WITNESS WHEREOF, this Certificate of Merger has been duly executed as of the      day of                     , 2004 by an authorized person of the surviving corporation in the merger.

SAXON CAPITAL, INC.

By:

Printed Name:

Title:

EXHIBIT B

CERTIFICATE OF OWNERSHIP AND MERGER

MERGING

SAXON CAPITAL, INC.

INTO

SAXON CAPITAL HOLDINGS, INC.

Saxon Capital Holdings, Inc., a corporation organized and existing under the laws of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST: That the Corporation was incorporated on the 18th day of February, 2004, pursuant to the General Corporation Law of the State of Delaware (the “DGCL”).

SECOND: That the Corporation owns all of the outstanding shares of capital stock of Saxon Capital, Inc., a corporation incorporated on the 23rd day of April, 2001, pursuant to the DGCL.

THIRD: That the Corporation, by the following resolutions of its Board of Directors, duly adopted by the unanimous consent of its sole member, filed with the minutes of the Board of Directors, on the 18th day of February, 2004, determined to and did merge into itself Saxon Capital, Inc.:

REIT Conversion Transaction and Merger

WHEREAS, in conjunction with the board of directors (the “SCI Board of Directors”) of Saxon Capital, Inc. (“SCI”) approving the conversion of SCI (the “REIT Conversion”) to a real estate investment trust through a proposed merger (the “SCI Merger”) of SMC with and into SCI, with SCI as the surviving corporation, and immediately subsequent to the completion of the SCI Merger, the merger of SCI with and into the Corporation (the “SCH Merger” and together with the SCI Merger, the “Merger”), with the Corporation as the surviving corporation, and whereby at the effective time of the Merger each holder of SCI’s currently issued and outstanding shares of common stock, par value $0.01 per share (“SCI Common Stock”), would be entitled to receive one (1) share of common stock, $0.01 par value per share (“Saxon REIT Common Stock”) of Saxon REIT, and a proportional amount of cash to be subsequently determined by the board of directors of Saxon REIT, without interest, for each share of SCI Common Stock held by such holder and whereby Saxon REIT completes a public offering of shares of Saxon REIT Common Stock of up to $500 million;

WHEREAS, in conjunction with the SCI Board of Directors adopting the terms and conditions of the Merger as set forth in a draft Agreement and Plan of

Merger among SCI, Saxon REIT, the Corporation and SMC (the “Merger Agreement”); and

WHEREAS, in conjunction with the SCI Board of Directors determination that the proposed structure of the REIT Conversion and the proposed terms of the Merger are in the best interests of SCI and SCI’s stockholders, and, accordingly, the SCI Board of Directors adoption of all the matters contemplated by the REIT Conversion, the Merger and the Merger Agreement:

RESOLVED, that the REIT Conversion and the Merger is hereby authorized and approved as a single transaction and not as a series of separate transactions;

RESOLVED, FURTHER, that the SCH Merger is hereby declared advisable and the form and content of the Merger Agreement is hereby approved and declared advisable in all respects with such additions and changes to the Merger Agreement as the officers of the Corporation, or any of them, shall determine to be necessary or advisable;

RESOLVED, FURTHER, that the proper officers of the Corporation are authorized to execute and deliver to SCI, Saxon REIT and SMC, the Merger Agreement, with such changes as shall be approved by the officers after determining that such changes do not materially and adversely affect the Corporation;

RESOLVED, FURTHER, that the proper officers of the Corporation, subject to the SCI Board of Directors right to cancel or defer the Merger, are authorized and directed to perform and implement those transactions contemplated by the Merger Agreement, including the delivery of all proper consideration set out in the Merger Agreement;

RESOLVED, FURTHER, that the proper officers of the Corporation, subject to the SCI Board of Directors right to cancel or defer the Merger, are authorized and empowered to execute, deliver, and file a Certificate of Ownership and Merger with the Delaware Secretary of State;

RESOLVED, FURTHER, that the SCH Merger shall be effective immediately subsequent to the effectiveness of the SCI Merger; and

RESOLVED, FURTHER, that, in addition to and without limiting the generality of the foregoing, any Authorized Officer or other Executive Vice President or Senior Vice President of the Corporation be, and each hereby is, authorized and directed, in the name and on behalf of the Corporation, to take or cause to be taken all such further action in connection with the transactions contemplated by the foregoing resolutions and to execute and deliver or cause to be delivered all such agreements and instruments and to pay all such expenses in regard thereto as may be deemed to be in the best interest of the Corporation (as conclusively evidenced by the taking of such action or the execution and delivery of such instrument or the payment of such expenses) to carry out the purpose of these resolutions; and

RESOLVED, FURTHER, that any acts of any officer of the Corporation, and of any person or persons designated and authorized to act by any such officer or by resolution, which would have been authorized by the foregoing resolutions except that such acts were taken prior to the adoption of these resolutions, are individually and collectively ratified, confirmed, approved and adopted as acts in the name and on behalf of the Corporation.

FOURTH: Anything herein or elsewhere to the contrary notwithstanding, this merger may be amended or terminated and abandoned by the Board of Directors of the Corporation at any time prior to the time that this merger filed with the Secretary of State becomes effective.

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IN WITNESS WHEREOF, said Saxon Capital Holdings, Inc. has caused this Certificate of Ownership and Merger to be signed by                     , its                     , this              day of                     , 2004.

SAXON CAPITAL HOLDINGS, INC.

By:

Printed Name:

Title:

EXHIBIT C

ARTICLES OF AMENDMENT AND RESTATEMENT

OF

SAXON REIT, INC.

Saxon REIT, Inc., a Maryland corporation (hereinafter referred to as the “Corporation”), having its principal office in the State of Maryland, c/o CSC-Lawyers Incorporating Services, 11 East Chase Street, Baltimore, Maryland, 21202, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The Corporation desires to amend and restate its charter (the “Charter”) as currently in effect and as hereinafter amended.

SECOND: The following provisions are all the provisions of the charter in effect and as hereinafter amended and restated:

ARTICLE I.

NAME

The name of the corporation (which is hereinafter called the “Corporation”) is:

SAXON REIT, INC.

ARTICLE II.

PURPOSES

The purpose for which the Corporation is formed is to transact any and all lawful business or other activity (including, without limitation or obligation, engaging in business as a REIT) for which corporations may be organized under the Maryland General Corporation Law as now or hereafter in force. For purposes of this Charter, “REIT” means a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, or any successor statute (the “Code”).

ARTICLE III.

PRINCIPAL OFFICE IN MARYLAND

The present address of the principal office of the Corporation in the State of Maryland is:

CSC – Lawyers Incorporating Service Company

11 East Chase Street

Baltimore, Maryland 21202

ARTICLE IV.

RESIDENT AGENT

The name and address of the resident agent of the Corporation in the State of Maryland is:

CSC – Lawyers Incorporating Service Company

11 East Chase Street

Baltimore, Maryland 21202

Said resident agent is a Maryland corporation actually residing in the State of Maryland.

ARTICLE V.

STOCK

Section 5.1 Authorized Shares of Capital Stock

(a) Authorized Shares. The total number of shares of stock of all classes which the Corporation has authority to issue is one hundred and one million (101,000,000) shares of capital stock, of which 100,000,000 shares shall be designated common stock, $0.01 par value per share (“Common Stock”), and 1,000,000 shares shall be designated preferred stock, $0.01 par value per share (“Preferred Stock”), which may be issued in one or more classes or series as described in Section 5.3 hereof. The Common Stock and each class or series of the Preferred Stock shall each constitute a separate class of stock of the Corporation.

The Board of Directors of the Corporation (the “Board of Directors”) may classify and reclassify any unissued shares of Capital Stock (as defined below) in accordance with Section 5.4 hereof.

The Common Stock and Preferred Stock are collectively referred to herein as “Capital Stock.” The aggregate par value of all the Corporation’s authorized Capital Stock having par value is $101,000.00.

Section 5.2 Common Stock

(a) Subject to the provisions of Section 5.3 of this Article V and Article XI hereof, the Common Stock shall have the following preferences, voting powers, restrictions, limitations as to dividends and such other rights as may be afforded by law.

(i) Voting Rights. Except as may otherwise be required by law and subject to any preferences of any class or series of Capital Stock hereinafter classified or reclassified, each holder of Common Stock shall have one vote in respect of each share of Common Stock on all actions to be taken by the stockholders of the Corporation, and, except as otherwise provided in respect of any class or series of Capital Stock, hereafter classified or reclassified, the exclusive voting power for all purposes shall be vested in the holders of shares of Common Stock.

(ii) Dividend Rights. Subject to the provisions of law and any preferences of any class or series of Capital Stock hereafter classified or reclassified, dividends, including dividends payable in shares of another class or series of the Corporation’s stock, may be paid on the Common Stock of the Corporation at such time and in such amounts as the Board of Directors may deem advisable and the holders of shares of Common Stock shall share ratably in any such dividends, in proportion to the number of shares of Common Stock held by them respectively, on a share for share basis.

(iii) Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Stock shall be entitled, after payment or provision for payment of the debts and other liabilities of the Corporation and the amount to which the holders of any class or series of Capital Stock hereafter classified or reclassified having a preference on distributions in the liquidation, dissolution or winding up of the Corporation are entitled, together with the holders of any other class or series of Capital Stock hereafter classified or reclassified not having a preference on distributions in the liquidation, dissolution or winding up of the Corporation, to share ratably in the remaining net assets of the Corporation.

Section 5.3 Preferred Stock

(a) The Preferred Stock may be issued from time to time in one or more classes or series. The Board of Directors is expressly authorized, in the resolution or resolutions providing for the issuance of any wholly unissued class or series of Preferred Stock, to fix, state and express the powers, rights, designations, preferences, qualifications, limitations and restrictions thereof, including without limitation: the rate of dividends upon which and the times at which dividends on shares of such class shall be payable and the preference, if any, which such dividends shall have relative to dividends on shares of any other class or classes of stock of the Corporation; whether such dividends shall be cumulative or non-cumulative, and if cumulative, the date or dates from which dividends on shares of such class shall be cumulative; the voting rights, if any, to be provided for shares of such class; the rights, if any, which the holders of shares of such class shall have in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation; the rights, if any, which the holders of shares of such class shall have to convert such shares into or exchange such shares for shares of stock of the Corporation, and the terms and conditions, including price and rate of exchange of such conversion or exchange; and the redemption rights (including sinking fund provisions), if any, for shares of such class or series; and such other powers, rights, designations, preferences, qualifications, limitations and restrictions as the Board of Directors may desire to so fix. The Board of Directors is also expressly authorized to fix the number of shares constituting such class or series and to increase or decrease the number of shares of any class or series prior to the issuance of shares of that class and to increase or decrease the number of shares of any class or series subsequent to the issuance of shares of that class or series, but not to decrease such number below the number of shares of such class or series then outstanding. In case the number of shares of any class or series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such class or series.

Section 5.4 Classification and Reclassification of Capital Stock

(a) Subject to the provisions of this Charter, the power of the Board of Directors to classify and reclassify any of the unissued shares of Capital Stock shall include, without limitation, authority to classify or reclassify any unissued shares of such Capital Stock into shares of Common Stock or shares of a class or classes or series of Preferred Stock, preference stock, special stock or other stock, by determining, fixing, or altering one or more of the following:

(i) The distinctive designation of such class or series and the number of shares to constitute such class or series; provided that, unless otherwise prohibited by the terms of such or any other class or series, the number of shares of any class or series may be decreased by the Board of Directors in connection with any classification or reclassification of unissued shares and the number of shares of such class or series may be increased by the Board of Directors in connection with any such classification or reclassification, and any shares of any class or series which have been redeemed, purchased, otherwise acquired or converted into shares of Common Stock or any other class or series shall become part of the authorized capital stock and be subject to classification and reclassification as provided in this Section.

(ii) Whether or not and, if so, the rates, amounts and times at which, and the conditions under which, dividends shall be payable on shares of such class or series, whether any such dividends shall rank senior or junior to or on a parity with the dividends payable on any other class or series of stock, and the status of any such dividends as cumulative, cumulative to a limited extent or non-cumulative and as participating or non-participating.

(iii) Whether or not shares of such class or series shall have voting rights and, if so, the terms of such voting rights.

(iv) Whether or not shares of such class or series shall have conversion or exchange privileges and, if so, the terms and conditions thereof, including provision for adjustment of the conversion or exchange rate in such events or at such times as the Board of Directors shall determine.

(v) Whether or not shares of such class or series shall be subject to redemption and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates; and whether or not there shall be any sinking fund or purchase account in respect thereof, and if so, the terms thereof.

(vi) The rights of the holders of shares of such class or series upon the liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the Corporation, which rights may vary depending upon whether such liquidation, dissolution or winding up is voluntary or involuntary and, if voluntary, may vary at different dates, and whether such rights shall rank senior or junior to or on a parity with such rights of any other class or series of stock.

(vii) Whether or not there shall be any limitations applicable, while shares of such class or series are outstanding, upon the payment of dividends or making of distributions on, or the acquisition of, or the use of moneys for purchase or redemption of, any Capital Stock of the Corporation, or upon any other action of the Corporation, including action under Section 5.1 and this Section 5.4, and, if so, the terms and conditions thereof.

(viii) Any other preferences, rights, restrictions, including restrictions on transferability, and qualifications of shares of such class or series, not inconsistent with law and this Charter of the Corporation.

(b) For the purposes hereof and of any articles supplementary to this Charter providing for the classification or reclassification of any shares of Capital Stock or of any other charter document of the Corporation (unless otherwise provided in any such articles or document), any class or series of Capital Stock of the Corporation shall be deemed to rank:

(i) prior to another class or series either as to dividends or upon liquidation, if the holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable on liquidation, dissolution or winding up, as the case may be, in preference or priority to holders of such other class or series;

(ii) on a parity with another class or series either as to dividends or upon liquidation, whether or not the dividend rates, dividend payment dates or redemption or liquidation price per share thereof be different from those of such others, if the holders of such class or series of stock shall be entitled to receipt of dividends or amounts distributable upon liquidation, dissolution or winding up, as the case may be, in proportion to their respective dividend rates or redemption or liquidation prices, without preference or priority over the holders of such other class or series; and

(iii) junior to another class or series either as to dividends or upon liquidation, if the rights of the holders of such class or series shall be subject or subordinate to the rights of the holders of such other class or series in respect of the receipt of dividends or the amounts distributable upon liquidation, dissolution or winding up, as the case may be.

ARTICLE VI.

THE BOARD OF DIRECTORS

Section 6.1 Number. The number of directors of the Corporation shall initially be set at one (1), which number may be increased or decreased pursuant to the Bylaws of the Corporation, but shall never be less than one (1) nor more than thirteen (13). The name of the director who shall act until the first annual meeting or until his successors are duly chosen and qualified is:

Michael L. Sawyer

Section 6.2 Election of Directors. The directors shall be elected at each annual meeting of stockholders to hold office until their successors have been duly elected and qualified. At each annual meeting at which a quorum is present, the persons receiving a plurality of the votes cast shall be directors.

Section 6.3 Removal of Directors; Vacancies. The stockholders may remove one or more directors, except a director elected by holders of a class or series of shares other than the Common Stock, only for cause. The number of votes cast for such removal must be at least two-thirds of all the votes entitled to be cast at an election of such directors. A director may be removed by the stockholders only at a meeting called for the purpose of removing such director and the meeting notice must state that the purpose, or one of the purposes of the meeting, is removal of such director. A vacancy on the Board of Directors, except a vacancy resulting from an increase in the number of directors or a vacancy resulting from a removal by the stockholders, may be filled by the affirmative vote of a majority of the remaining directors. Where there is a vacancy resulting from an increase in the number of directors, the vacancy may be filled by a majority of the directors then serving as directors of the Corporation. In the event of a vacancy on the Board of Directors among the directors elected by a class or series of stock other than Common Stock, such vacancy may be filled by a majority of the remaining directors elected by that class or series, or by the stockholders of that class or series unless otherwise provided in the articles supplementary for that series. In the case of a vacancy resulting from the removal of a director by the stockholders, such vacancy may be filled by the affirmative vote of at least two-thirds of all the votes entitled to be cast in the election of directors. Such vacancy shall be filled only until the next annual meeting of stockholders.

Section 6.4 Authorization by Board of Directors of Stock Issuances. The Board of Directors is hereby empowered to authorize the issuance from time to time of shares of any class or series of Capital Stock, whether now or hereafter authorized, or securities convertible into any class or series of Capital Stock, whether now or hereafter authorized, for such consideration as may be deemed advisable by the Board of Directors (or without consideration in the case of a stock split or dividend) and without any action by the stockholders.

Section 6.5 REIT Qualification. Prior to the Restriction Termination Date (defined below), the Board of Directors shall have the right to take such actions as are necessary or appropriate, and may take such actions as in its sole judgment and discretion are desirable, to preserve the status of the Corporation as a REIT; provided, however, that the Board of Directors shall not have any obligation to cause the Corporation to maintain its status as a REIT and if the Board of Directors determines that it is no longer in the best interests of the Corporation to continue to be qualified as a REIT, the Board of Directors may revoke or otherwise terminate the Corporation’s REIT election. The Board of Directors also may determine that compliance with any restriction or limitation on stock ownership and transfers set forth in Article XI hereof is no longer required for REIT qualification.

Section 6.6 Bylaws. The Corporation’s Bylaws may be amended or repealed, and new Bylaws may be made only by action of the Board of Directors at any regular or special meeting of the Board of Directors.

ARTICLE VII.

SPECIAL MEETINGS

Special meetings of the shareholders may be called by the Board of Directors or any other person specified in the Bylaws, and shall be called by the Secretary upon written demand of the stockholders required to cast a majority of all votes entitled to be cast at the meeting.

ARTICLE VIII.

NO PREEMPTIVE RIGHTS

Except as may otherwise be provided by the Board of Directors of the Corporation, no holder of any shares of the stock of the Corporation shall have any preemptive or preferential right to purchase, subscribe for, or otherwise acquire any shares of stock of the Corporation of any class now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase or otherwise acquire such shares.

ARTICLE IX.

INDEMNIFICATION

Section 9.1 Applicability. To the maximum extent permitted by applicable law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Corporation, and whether civil, criminal, administrative, investigative or otherwise, by reason of his or her service in that capacity, or (b) any individual who, while a director of the Corporation and at the request of the Corporation, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to, or threatened to be made a party to, any threatened, pending or completed action, suit or proceeding by reason of his or her service in that capacity. To the maximum extent permitted by applicable law, the indemnification provided herein shall include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement. The Corporation may, with the approval of its Board of Directors, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. Advancement of expenses pursuant to this Section 9.1 shall be made upon receipt by the Corporation of (i) a written undertaking by or on behalf of the director or officer to repay such advances or reimbursed expenses in the event it shall ultimately be determined that the standard of conduct has not been met and (ii) a written affirmation by the director or officer of such director’s or officer’s good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met.

Neither the amendment nor repeal of this Section 9.1, nor the adoption or amendment of any other provision of the Charter inconsistent with this Section 9.1, shall apply to or affect the applicability of the preceding paragraph in any respect any act or failure to act which occurred prior to such amendment, repeal or adoption.

Section 9.2 Contractual Nature of Rights. The foregoing provision of this Article IX of this Charter shall be deemed to be a contract between the Corporation and each director and officer entitled to the benefits hereof at any time while this Article IX is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts. If a claim for indemnification or advancement of expenses hereunder by a director or officer is not paid in full by the Corporation within (a) 60 days after the receipt by the Corporation of a written claim for indemnification, or (b) in the case of a director, 10 days after the receipt by the Corporation of documentation of expenses and the required undertaking, such director or officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such director or officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such indemnification or, in the case of a director, advancement of expenses, under this Article IX shall not be a defense to the action and shall not create a presumption that such indemnification or advancement is not permissible. It is the parties’ intention that if the Corporation contests any director’s, officer’s or non-officer employee’s right to indemnification, the question of such director’s, officer’s or non-officer employee’s right to indemnification shall be for the court to decide, and neither the failure of the Corporation (including its Board of Directors, any committee or subgroup of the Board of Directors, independent legal counsel, or its shareholders) to have made a determination that indemnification of such director, officer or non-officer employee is proper in the circumstances because the director, officer or non-officer employee has met the applicable standard of conduct required by applicable law, nor an actual determination by the Corporation (including its Board of Directors, any committee or subgroup of the Board of Directors, independent legal counsel, or its stockholders) that the director, officer or non-officer employee has not met such applicable standard of conduct, shall create a presumption that such director, officer or non-officer employee has or has not met the applicable standard of conduct.

Section 9.3 Exclusivity, etc. The rights to indemnification and advancement of expenses set forth in this Article IX shall not be exclusive of any other right which any director, officer or non-officer employee may have or hereafter acquire under any statute, provision of the Charter or the Bylaws, agreement, vote of stockholders or otherwise.

Section 9.4 Partial Indemnification. If any director, officer or non-officer employee is entitled under any provision of this Charter to indemnification by the Corporation for some or a portion of the expenses, judgments, fines or penalties actually or reasonably incurred by him or her in the investigation, defense, appeal or settlement of any civil or criminal action or proceeding, but not, however, for the total amount thereof, the Corporation shall nevertheless indemnify such director, officer or non-officer employee for the portion of such expenses, judgments, fines or penalties to which such director, officer or non-officer employee is entitled.

Section 9.5 Mutual Acknowledgement. By accepting any potential benefits under this Article IX each director, officer or non-officer employee acknowledges that in certain instances, Federal law or applicable public policy may prohibit the Corporation from indemnifying its directors, officers and employees under this Charter or otherwise.

Section 9.6 Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer or non-officer employee against any liability of any character asserted against or incurred by the Corporation or any such director, officer or non-officer employee, or arising out of any such person’s corporate status, whether or not the Corporation would have the power to indemnify such person against such liability under the general laws of the State of Maryland or the provisions of this Article IX.

ARTICLE X.

LIMITATION ON LIABILITY

To the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted from time to time, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders, or any of them, for money damages. Neither the amendment nor the repeal of this Article X, nor the adoption of any other provision in this Charter inconsistent with this Article X, shall eliminate or reduce the protection afforded by this Article X to a director or officer of the Corporation with respect to any matter which occurred, or any cause of action, suit or claim which but for this Article X would have accrued or arisen, prior to such amendment, repeal or adoption.

ARTICLE XI.

OWNERSHIP LIMITATION AND TRANSFER RESTRICTIONS

Section 11.1 Definitions. For purposes of this Article XI, the following terms shall have the following meanings; provided, however, that if such term is solely defined in this Section 11.1, it shall have such meaning for all the Articles of this Charter:

“Beneficial Ownership” shall mean ownership of Capital Stock by a Person either directly or constructively through the application of section 544 of the Code, as modified by sections 856(h)(1)(B) and 856(h)(3)(A) of the Code and determined without respect to whether such ownership has the effect of meeting the stock ownership requirement of section 542(a)(2) of the Code. The terms “Beneficial Owner,” “Beneficially Owning,” “Beneficially Own” and “Beneficially Owned” shall have the correlative meanings.

“Beneficiary” shall mean the beneficiary of the Trust as determined pursuant to Section 11.9 of this Article XI.

“Capital Stock” shall mean stock that is either Common Stock, Preferred Stock or any other class of capital stock of the Corporation classified or reclassified pursuant to Article V or this Article XI.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Excess Securities” shall have the meaning set forth in Section 11.4 of this Article XI.

“Market Price” on any date shall mean, with respect to any class or series of outstanding shares of Capital Stock, the Closing Price for such Capital Stock on such date. The “Closing Price” on any date shall mean the last sale price for such shares reported on the Nasdaq National Market, or, in case no such sale takes place on such day, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc., Automated Quotation System, or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market on any national securities exchange in such shares selected by the Board of Directors or, if such shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, or, in the event that no trading price is available for such shares, the fair market value of the shares, as determined in good faith by the Board of Directors.

“Merger” shall mean the merger of Saxon Merger Corporation with and into Saxon Capital, Inc.

“Ownership Limit” shall mean the Beneficial Ownership of not more than 9.8% of the lesser of the aggregate number or the aggregate value of the outstanding shares of any class or series of Capital Stock, and after adjustment as set forth in Section 11.12 of this Article XI, shall mean such greater or lesser percentage of the outstanding Capital Stock as so adjusted. The number and value of shares of the outstanding Capital Stock of the Corporation shall be determined by the Board of Directors in good faith, which determination shall be conclusive for all purposes hereof.

“Person” shall mean an individual, corporation, partnership, estate, trust (including a trust qualified under section 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in section 642(c) of the Code, association, private foundation within the meaning of section 509(a) of the Code, joint stock company or other entity; but does not include an underwriter which participated in a public offering or private placement of Capital Stock for a period of 90 days following the purchase by such underwriter of such Capital Stock.

“Purported Transferee” shall mean, with respect to any purported Transfer which results in Excess Securities, the purported transferee who would have acquired shares of Capital Stock, if such Transfer had been valid under Section 11.2 of this Article XI.

“Restriction Commencement Date” shall mean the first date on which the Corporation issues shares of Capital Stock.

“Restriction Termination Date” shall mean the first day of the taxable year as to which the Board of Directors determines that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT.

“Transfer” shall mean any sale, transfer, gift, assignment, devise or other disposition of Capital Stock (including (a) the granting of any option or entering into any agreement for the sale, transfer or other disposition of Capital Stock, (b) the sale, transfer, assignment or other disposition of any securities or rights convertible into or exchangeable for Capital Stock, but excluding the actual conversion or exchange of such securities or rights into Capital Stock and (c) any transfer or other disposition of any interest in Capital Stock as a result of a change in the martial status of the holder thereof), whether voluntary or involuntary, whether of record or beneficially and whether by operation of law or otherwise. The terms “Transfers” and “Transferred” shall have the correlative meanings.

“Trust” shall mean any trust created pursuant to Section 11.6 of this Article XI.

“Trustee” shall mean a banking institution designated by the Corporation as trustee for the Trust that is unaffiliated with either the Corporation or the Purported Transferee.

Section 11.2 Ownership Limitation

(a) Except as provided in Section 11.13 of this Article XI, from the Restriction Commencement Date and up to and including the Restriction Termination Date, no Person shall Beneficially Own any class of shares of the outstanding Capital Stock in excess of the Ownership Limit; provided, however, that the Ownership Limit shall not apply to any Person whose ownership of Capital Stock of the Corporation in excess of the Ownership Limit is approved by the Board of Directors. This limitation is subject to an exception for a holder of shares of Common Stock, who, solely by reason of the Merger, hold in excess of the Ownership Limit by share number, but would not own, directly or by attribution under the Code, more than 9.8% by value of outstanding Capital Stock of Saxon REIT as of the effective time of the Merger.

(b) Except as provided in Section 11.13 of this Article XI, from the Restriction Commencement Date and up to and including the Restriction Termination Date, any Transfer that, if effective, would result in any Person Beneficially Owning any class of Capital Stock in excess of the Ownership Limit shall be void ab initio as to the Transfer of such shares of Capital Stock representing Beneficial Ownership of shares of any class of Capital Stock in excess of the Ownership Limit; and the intended transferee shall acquire no rights in such shares of Capital Stock.

(c) Except as provided in Section 11.13 of this Article XI, from the Restriction Commencement Date and up to and including the Restriction Termination Date, any Transfer that, if effective, would result in the Capital Stock being beneficially owned (as provided in section 856(a) of the Code) by less than 100 Persons (determined without reference to any rules of attribution) shall be void ab initio as to the Transfer of such shares of Capital Stock which would be otherwise beneficially owned (as provided in section 856(a) of the Code) by the intended transferee; and the intended transferee shall acquire no rights in such shares of Capital Stock.

(d) From the Restriction Commencement Date and up to and including the Restriction Termination Date, any Transfer that, if effective, would result in the Corporation being “closely held” within the meaning of section 856(h) of the Code shall be void ab initio as to the Transfer of such shares of Capital Stock which would cause the Corporation to be “closely held” within the meaning of section 856(h) of the Code; and the intended transferee shall acquire no rights in such shares of Capital Stock.

(e) Until the Restriction Termination Date, any Transfer that, if effective, would result in disqualification of the Corporation as a REIT shall be void ab initio as to the Transfer of such shares of Capital Stock; and the intended transferee shall acquire no rights in such shares of Capital Stock.

Section 11.3 Prevention of Transfer. If the Board of Directors or its designee shall at any time determine in good faith that a purported Transfer has taken place in violation of Section 11.2 of this Article XI or that a Person intends to acquire or Transfer or has attempted to acquire or Transfer Beneficial Ownership of Capital Stock of the Corporation in violation of Section 11.2, the Board of Directors or its designee shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer, including, but not limited to, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer; provided, however, that any purported Transfers in violation of this Article XI shall automatically result in the designation and treatment described in this Article XI, irrespective of any action (or nonaction) by the Board of Directors.

Section 11.4 Excess Securities. At any time after the Restriction Commencement Date and up to and including the Restriction Termination Date there is a purported Transfer or other change in the capital structure of the Corporation such that (x) any Person would Beneficially Own Capital Stock in excess of the applicable Ownership Limit and (y) any provision of Section 11.2 of this Article XI or any application of such provision is determined to be void, invalid, or unenforceable by any court having jurisdiction over the issue, then, except as otherwise provided in Section 11.13 of this Article XI, such shares of Capital Stock representing Beneficial Ownership of shares of Capital Stock in excess of such Ownership Limit (rounded up to the nearest whole share) shall constitute “Excess Securities” and be treated as provided in this Article XI. Such designation and treatment shall be effective as of the close of business on the business day prior to the date of the purported Transfer or change in capital structure; provided, however, subject to the provisions of Section 11.13, shares of Capital Stock held by an underwriter in a public offering or private placement of shares, or in a transaction involving the issuance of shares by the Corporation in which the Board of Directors determines that the underwriter or other person or party initially acquiring such shares will make a timely distribution of such shares to or among other holders such that, following such distribution, none of such securities will be Excess Securities, shall not constitute Excess Securities.

Section 11.5 Notice to Corporation. Any Person who acquires shares of Capital Stock in violation of Section 11.2 of this Article XI, or any Person who is a Purported Transferee such that Excess Securities results under Section 11.4 of this Article XI, shall immediately give written notice or, in the event of a proposed or attempted Transfer that would violate Section 11.2 of this Article XI, give at least 15 days prior written notice to the Corporation of such event and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer on the Corporation’s status as a REIT.

Section 11.6 Trust for Excess Securities. All Excess Securities shall be transferred by operation of law to the Trustee of a Trust for the benefit of such Beneficiary or Beneficiaries to whom an interest in such Excess Securities may later be transferred pursuant to Section 11.9 of this Article XI. Excess Securities that constitute Capital Stock so held in trust shall be issued and outstanding stock of the Corporation. The Purported Transferee shall have no rights in any Excess Securities.

Section 11.7 No Distribution for Excess Securities. The Trustee, as holder of Excess Securities, shall pay any distributions (including dividends or distributions upon liquidation, dissolution or winding up) to the Beneficiary. Any dividend or distribution paid prior to the discovery by the Corporation that the shares of Capital Stock have been purportedly Transferred so as to be deemed Excess Securities shall be paid to the Trust for the exclusive benefit of the Beneficiary.

Section 11.8 Voting or Exercise Rights for Excess Securities. The Trustee, as holder of Excess Securities, shall be entitled to vote on any matter and shall be entitled to exercise or convert any such securities into shares of Capital Stock. Effective as of the date that Excess Securities have been transferred to the Trustee, the Trustee will have the authority (at the Trustee’s sole discretion) (1) to rescind as void any vote cast by an Purported Transferee prior to the discovery by the Corporation that such shares have been Transferred to the Trustee and (2) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Beneficiary.

Section 11.9 Transfer of Excess Securities. The Trustee shall designate as beneficiary an organization described in sections 170(b)(1)(A) or 170(c) of the Code (a “Beneficiary”) of an interest in the Trust (representing the number of shares (as the case may be) of Excess Securities held by the Trust attributable to a purported Transfer that resulted in the Excess Securities), provided, the Excess Securities held in the Trust would not be Excess Securities in the hands of such Beneficiary. The Trustee must transfer the Excess Securities to a Person whose Beneficial Ownership will not adversely effect the Corporation’s qualifications as a REIT, within 20 days of receiving notice from the Corporation that such Excess Securities have been transferred to the Trust. The Trust may transfer Excess Securities if such shares of Capital Stock do not constitute Excess Securities in the hands of the new owner. Upon such a transfer, the Purported Transferee shall receive a price for such Excess Securities equal to the lesser of (i) the price per share such Purported Transferee paid for the Capital Stock in the purported Transfer that resulted in the Excess Securities (or, if the Purported Transferee did not give value for such Excess Securities (through a gift, devise or other transaction), a price per share equal to the Market Price for the shares of the Excess Securities on the date of the purported Transfer that resulted in the Excess Securities), and (ii) the price per share for the Excess Securities received by the Trust from the sale or other disposition of the Excess Securities to the new owner. Any net sales proceeds in excess of the amount payable to the Purported Transferee will be immediately paid to the Beneficiary.

If any of the foregoing restrictions on the transfer of Excess Securities are determined to be void, invalid or unenforceable by any court of competent jurisdiction, then the Purported Transferee may be deemed, at the option of the Corporation, to have acted as an agent of the Corporation in acquiring such Excess Securities and to hold such Excess Securities on behalf of the Corporation.

If, prior to the discovery by the Corporation that shares of Capital Stock have been Transferred to the Trust, such shares are sold by a Purported Transferee, then the shares will be deemed to have been sold on behalf of the Trust and, to the extent that the Purported Transferee received an amount for the shares that exceeds the amount that such Purported Transferee was entitled to receive pursuant to the requirements set forth above, the excess will be paid to the Trustee upon demand.

Section 11.10 The Corporation’s Right to Repurchase. Excess Securities held in Trust will be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the lesser of (a) the price per share in the transaction that resulted in the transfer of the Excess Securities to the Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (b) the Market Price on the date the Corporation, or its designee, accepts such offer. The Corporation has the right to accept such offer until the Trustee has transferred such Excess Securities. If the Excess Securities are sold to the Corporation, the interest of the Beneficiary in such Excess Securities will terminate and the Trustee will distribute the net proceeds of the sale to the Purported Transferee.

Section 11.11 Information for Corporation Until the Restriction Termination Date

(a) Every record owner of more than (1) 5.0%, or such lower percentage as required by the Code and applicable Treasury Regulations (during any period in which the number of stockholders of record is 2,000 or more) or (2) 1.0%, or such lower percentage as required by the Code and applicable Treasury Regulations (during any period in which the number of stockholders of record is greater than 200 but less than 2,000) or (3) 1/2%, or such lower percentage as required by the Code and applicable Treasury Regulations (during any period in which the number of stockholders is 200 or less) of the number or value of the outstanding shares of Capital Stock of the Corporation shall, within 30 days after December 31 of each year, give written notice to the Corporation stating the name and address of such record owner, the number of shares Beneficially owned, and a description of how such shares are held. Each such record owner shall also provide to the Corporation such additional information as the Corporation may reasonably request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation’s status as a REIT.

(b) Each Person who is a Beneficial Owner of Capital Stock and each Person (including the stockholder of record) who is holding Capital Stock for a Beneficial Owner shall provide to the Corporation such information that the Corporation may reasonably request in order to determine the Corporation’s status as a REIT, to comply with the requirements of any taxing authority or governmental agency, or to determine any such compliance.

Section 11.12 Increase in Ownership Limit. The Board of Directors may from time to time increase or decrease the Ownership Limit; provided, however, that:

(a) Any decrease may be made prospectively as to subsequent holders (other than a decrease as a result of a retroactive change in existing law, in which case such decrease shall be effective immediately);

(b) The Ownership Limit may not be increased if, after giving effect to such increase, five Beneficial Owners of Common Stock could Beneficially Own, in the aggregate, more than 50.0% in value of the shares of Capital Stock then outstanding; and

(c) Prior to the modification of the Ownership Limit the Board of Directors of the Corporation may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Corporation’s status as a REIT.

Section 11.13 Waivers by Board. The Board of Directors, upon receipt of a ruling from the Internal Revenue Service or an opinion or advice of counsel and upon at least 15 days written notice from a transferee prior to the proposed Transfer which, if consummated, would result in the intended transferee owning shares in excess of the Ownership Limit and upon such other conditions as the Board of Directors may direct, may waive the Ownership Limit with respect to such transferee.

Section 11.14 Legend. All certificates for shares of Capital Stock shall bear a legend referencing the restrictions on ownership and transfer as set forth in this Charter.

Section 11.15 Settlement. Nothing in this Article XI shall be interpreted to preclude the settlement of any transaction entered into through the facilities of the NYSE, any other national securities exchange or The Nasdaq National Market system, but the Capital Stock which is the subject of such transaction shall continue to be subject to the terms of this Article XI subsequent to such settlement.

Section 11.16 Remedies Not Limited. Subject to Section 11.5 above, nothing contained in this Article XI shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders in preserving the Corporation’s status as a REIT. Without limiting the foregoing, the Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article XI.

Section 11.17 Ambiguities. In the case of an ambiguity in the application of any of the provisions of this Article XI, including any definition contained in Section 11.1, the Board of Directors shall have the power to determine the application of the provisions of this Article XI with respect to any situation based on the facts known to it.

Section 11.18 Severability. If any provisions of this Article XI or any application of any such provision is determined to be void, invalid or unenforceable by any court having jurisdiction over the issue, the validity and enforceability of the remaining provisions shall be affected only to the extent necessary to comply with the determination of such court.

ARTICLE XII.

VOTING

Notwithstanding any provision of law requiring the authorization of any action by a greater proportion than a majority of the total number of shares of all classes of capital stock or of the total number of shares of any class of capital stock, such action shall be valid and effective if authorized by the affirmative vote of the holders of a majority of the total number of shares of all classes outstanding and entitled to vote thereon, except as otherwise provided in this Charter.

ARTICLE XIII.

RESERVATION OF RIGHTS

The Corporation reserves the right from time to time to make any amendments of its Charter which may now or hereafter be authorized by law and by this Charter, and all rights conferred upon stockholders herein are granted subject to this reservation, including any amendments changing the terms or contract rights, as expressly set forth in its Charter, or any of its outstanding stock by classification, reclassification or otherwise. This Article XIII, as well as the provisions contained in this Charter relating to restrictions on transferability of Common Stock, fixing the size of the board within the range set forth in this Charter, as well as the provisions relating to removal of directors, the filling of board vacancies, liability and indemnification of directors and officers, the calling of special shareholder meetings, amendment of this Charter, the authority of the Board of Directors to issue stock and the exclusive right of the Board of Directors to amend the Bylaws may be amended only by a resolution adopted by the Board of Directors and approved at an annual or special meeting of the stockholders by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter. Other amendments to this Charter generally may be effected by requisite action of the Board of Directors and approval by stockholders by the affirmative vote of not less than a majority of the votes entitled to be cast on the matter.

ARTICLE XIV.

MERGER, CONSOLIDATION, SHARE EXCHANGE,

AND TRANSFER OF ASSETS

Subject to the terms of any class or series of Capital Stock at the time outstanding, the Corporation may merge with or into another entity, may consolidate with one or more other entities, may participate in a share exchange, or may sell, lease or transfer all or substantially all of its assets within the meaning of the Maryland General Corporation Law, but any such merger, consolidation, share exchange, or sale, lease or transfer of assets must be approved by a majority of the entire Board of Directors and by a two-thirds vote of all shares entitled to be cast in the matter except that (A) any merger of the Corporation with or into a trust organized for the purpose of changing the Corporation’s form of organization from a corporation to a trust will require the approval of stockholders by the affirmative vote of a majority of all the votes entitled to be cast on the matter provided that (1) the stockholders of the trust immediately following the merger are the same as the stockholders of the Corporation immediately prior to the merger and (2) the trust’s declaration of trust contains amendment provisions substantially equivalent to those contained in specified provisions of the Corporation’s Bylaws, and (B) no shareholder vote is required for certain mergers under provisions of the Maryland General Corporation Law.

ARTICLE XV.

LIMITATION ON POWERS

The enumeration and definition of particular powers of the Board of Directors included in the foregoing Articles shall in no way be limited or restricted by reference to or inference from the terms of any other Article of this Charter, or construed as or deemed by inference or otherwise in any manner to exclude or limit any powers conferred upon the Board of Directors under the general laws of the State of Maryland now or hereafter in force.

ARTICLE XVI.

DURATION

The duration of the Corporation shall be perpetual.

THIRD: The amendment to and restatement of this Charter as hereinabove set forth has been duly advised by the Board of Directors and approved by the stockholders of the Corporation as required by law.

FOURTH: The current address of the principal office of the Corporation in the State of Maryland is as set forth in Article III of the foregoing amendment and restatement of this Charter.

FIFTH: The name and address of the current resident agent of the Corporation in the State of Maryland is as set forth in Article IV of the foregoing amendment and restatement of this Charter.

SIXTH: The number of directors of the Corporation and the names of those currently in office are as set forth in Article VI of the foregoing amendment and restatement of this Charter.

SEVENTH: The total number of shares of stock which the Corporation had authority to issue immediately prior to this amendment and restatement was 1,000 shares, each having a par value of one cent ($0.01), all of one class. The aggregate par value of all shares of stock having par value was $100.00.

EIGHTH: The total number of shares of stock which the Corporation has authority to issue pursuant to the foregoing amendment and restatement of this Charter is 101,000,000 shares of stock, consisting of 100,000,000 shares of Common Stock, each having a par value of one cent ($0.01), and 1,000,000 shares of Preferred Stock, each having a par value of one cent ($0.01), which may be issued in one or more classes. The aggregate par value of all authorized shares of stock having par value is $101,000.00.

NINTH: The undersigned President of the Corporation acknowledges these Articles of Amendment and Restatement to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned President of the Corporation acknowledges that, to the best of his knowledge, information, and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[this space intentionally left blank]

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment and Restatement to be signed in its name and on its behalf by its President, and attested by its Secretary on this 2nd day of June, 2004.

ATTEST		SAXON REIT, INC.

By:	/s/ Richard D. Shepherd	By:	/s/ Michael L. Sawyer
Name:	Richard D. Shepherd	Name:	Michael L. Sawyer
Title:	Secretary	Title:	Chief Executive Officer

EXHIBIT D

AMENDED AND RESTATED BYLAWS

OF

SAXON REIT, INC.

(the “Corporation”)

(Adopted as of May 25, 2004)

ARTICLE I

MEETINGS OF STOCKHOLDERS

1.1 Place and Time of Meetings. Meetings of stockholders shall be held at such place, either inside or outside the borders of the State of Maryland, and at such time as may be provided in the notice of the meeting and approved by the Chair of the Board of Directors (the “Chair”), the Chief Executive Officer, the President or the Board of Directors.

1.2 Annual Meetings. The annual meeting of stockholders shall be held in the month of May of each year on such date as may be designated by resolution of the Board of Directors for the purpose of electing directors and conducting such other business as may properly come before the meeting. The Corporation shall hold its first annual meeting of stockholders beginning with the year 2005.

With respect to the annual meeting of stockholders, subject to the rights of holders of any class or series of stock having a preference over common stock as to dividends or upon liquidation to elect directors under specified circumstances, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (A) pursuant to a notice of meeting from the Corporation, (B) by or at the direction of the Board of Directors and upon the recommendation of the nominating and corporate governance committee of the Corporation, or (C) by a stockholder in accordance with these bylaws (the “Bylaws”) and the corporate governance policies adopted by the Corporation as in effect from time to time.

1.3 Special Meetings. Special meetings of the stockholders may be called by the Board of Directors and shall be called by the Secretary upon written demand of such number of stockholders required to cast a majority of all the votes entitled to be cast at the meeting. Special meetings of the stockholders may also be called by the holders of any class or series of stock having a preference over common stock as to dividends or upon liquidation in the manner specified in the Corporation’s Articles of Incorporation, as amended (the “Charter”), or the articles supplementary filed as part of the Charter. Only business within the purpose or purposes described in the notice for a special meeting of the stockholders may be conducted at the special meeting.

With respect to a special meeting of the stockholders, except as otherwise provided for or fixed by or pursuant to the provisions of the Charter relating to the rights of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation to elect directors under specified circumstances, nominations of persons for election to the Board of Directors may be made only (A) pursuant to a notice of the special meeting from the Corporation, (B) by or at the direction of the Board of Directors and upon the recommendation of the nominating and corporate governance committee of the Corporation, or (C) provided that the Board of Directors has determined that directors shall be elected at such meeting, by a stockholder in accordance with the Bylaws and the corporate governance policies which have been adopted by the Corporation.

1.4 Record Dates. The record date for determining stockholders entitled to demand a special meeting is the date the first stockholder signs the demand that the meeting be held.

Except as is provided in the preceding paragraph the Board of Directors may fix, in advance, a record date to make a determination of stockholders for any purpose, such date to be not more than 90 days before the meeting or action requiring a determination of stockholders. If no such record date is set, then the record date shall be the close of business on the day before the date on which the first notice is given.

When a determination of stockholders entitled to notice of or to vote at any meeting of stockholders has been made, such determination shall be effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it shall do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

1.5 Notice of Meetings. Written notice stating the place, day and hour of each meeting of stockholders and, in case of a special meeting, the purpose or purposes for which the meeting is called shall be given not less than 10 nor more than 90 days before the date of the meeting (except when a different time is required in these Bylaws or by law) either personally or by mail, telephone, telegraph, teletype, telecopy or other form of wire or wireless communication, or by private courier to each stockholder of record entitled to vote at such meeting and to such nonvoting stockholders as may be required by law. If mailed, such notice shall be deemed to be effective when deposited in first class United States mail with postage thereon prepaid and addressed to the stockholder at such stockholder’s address as it appears on the share transfer books of the Corporation. If given in any other manner, such notice shall be deemed to be effective (i) when given personally or by telephone, (ii) when sent by telegraph, teletype, telecopy or other form of wire or wireless communication or (iii) when given to a private courier to be delivered.

If a meeting is adjourned to a different date, time or place, notice need not be given if the new date, time or place is announced at the meeting before adjournment. However, if a new record date for an adjourned meeting is fixed, notice of the adjourned meeting shall be given to stockholders as of the new record date unless a court provides otherwise.

1.6 Waiver of Notice; Attendance at Meeting. A stockholder may waive any notice required by law, the Charter or these Bylaws before or after the date and time of the meeting that is the subject of such notice. The waiver shall be in writing, be signed by the stockholder entitled to the notice and be delivered to the Secretary for inclusion in the minutes or filing with the corporate records.

A stockholder’s attendance at a meeting (i) waives objection to lack of notice or defective notice of the meeting unless the stockholder, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting and (ii) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice unless the stockholder objects to considering the matter when it is presented.

1.7 List of Stockholders. At each meeting of stockholders, a full, true and complete list of all stockholders entitled to vote at such meeting, showing the number and class of shares held by each and certified by the transfer agent for such class or by the Secretary, shall be furnished by the Secretary.

1.8 Quorum and Voting Requirements. Unless otherwise required by law, a majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or shall be set for that adjourned meeting. If a quorum exists, action on a matter, other than the election of directors, is approved if the votes cast favoring the action exceed the votes cast opposing the action unless a greater number of affirmative votes is required by law, these Bylaws or the Charter. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Less than a quorum may adjourn a meeting.

1.9 General Right to Vote; Proxy Representation. Unless the Charter provides for a greater or lesser number of votes per share or limits or denies voting rights, each outstanding share of stock, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of stockholders. In all elections for directors, each share of stock may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. A stockholder may vote the stock such stockholder owns of record either in person or by written proxy signed by the stockholder or by such stockholder’s duly authorized attorney in fact. Unless a proxy provides otherwise, it is not valid more than 11 months after its date of execution. A proxy is revocable by a stockholder at any time without condition or qualification unless the proxy states that it is irrevocable and the proxy is coupled with an interest. A proxy may be made irrevocable for so long as it is coupled with an interest. The interest with which a proxy may be coupled includes an interest in the stock to be voted under the proxy or another general interest in the Corporation or its assets or liabilities.

1.10 Action Without Meeting. Action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting and without action by the Board of Directors if the action is taken by all the stockholders entitled to vote on the action. The action shall be evidenced by one or more written consents describing the action taken, signed by all the stockholders entitled to vote on the action and delivered to the Secretary for inclusion in the minutes or filing with the corporate records. Action taken by unanimous consent shall be effective according to its terms when all consents are in the possession of the Corporation unless the consent specifies a different effective date, in which event the action taken shall be effective as of the date specified therein provided that the consent states the date of execution by each stockholder. A stockholder may withdraw a consent only by delivering a written notice of withdrawal to the Corporation prior to the time that all consents are in the possession of the Corporation.

If not otherwise fixed pursuant to the provisions of Section 1.4, the record date for determining stockholders entitled to take action without a meeting is the date the first stockholder signs the consent described in the preceding paragraph.

1.11 Advance Notice for Stockholder Proposals. For any stockholder proposal to be presented in connection with an annual meeting of stockholders of the Corporation, including any proposal relating to the nomination of a director to be elected to the Board of Directors, the proposing stockholders must have given timely written notice thereof in writing to the Secretary of the Corporation, and otherwise comply with any applicable provisions of the corporate governance policies adopted by the Corporation as in effect from time to time. In order for such notice to be timely, such notice must be received by the Corporation by the close of business not less than 60 nor more than 90 days prior to the first anniversary of the date the previous year’s proxy materials for the annual meeting were mailed. For the 2005 annual meeting, the previous year’s proxy materials shall be deemed to have been mailed on May 28, 2004; provided that this sentence shall cease to be a part of these Bylaws after the holding of the 2005 annual meeting and any adjournments thereof.

ARTICLE II

DIRECTORS

2.1 General Powers. The Corporation shall have a Board of Directors. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation managed under the direction of, its Board of Directors, subject to any limitation set forth in the Charter.

2.2 Number, Term and Election. The number of directors of the Corporation shall be fixed by the Board of Directors within the limits set forth in the Charter. The directors shall be elected at the annual meeting of stockholders, except as hereinafter provided, and shall hold office, unless removed, until the next annual meeting of the stockholders or until their successors are elected to replace them. No individual shall be named or elected as a director without such director’s prior consent and directors of the Corporation need not be stockholders of the Corporation nor residents of the State of Maryland. The Board of Directors shall appoint one director to serve as Chair. The Chair shall serve as chair of the meetings of stockholders and the meetings of the Board of Directors that he or she attends.

2.3 Removal; Vacancies. Directors may be removed and replaced in the manner prescribed by the Charter of the Corporation.

2.4 Committees; Committee Procedure. The Board of Directors may appoint from among its members committees composed of one or more directors and delegate to these committees any of the powers of the Board of Directors, which delegation may be in the form of a committee charter adopted or ratified by the Board of Directors, or other document setting forth delegations that are continuing in nature.

Each committee may fix rules of procedure for its business. Unless otherwise expressly provided in a committee charter: (i) a majority of the members then serving on a committee shall constitute a quorum for the transaction of business and the act of a majority of those present at a meeting at which a quorum is present shall be the act of the committee; (ii) the members of a committee present at any meeting, whether or not they constitute a quorum, may appoint a director to act in the place of an absent member; (iii) any action required or permitted to be taken at a meeting of a committee may be taken without a meeting, if a unanimous written consent which sets forth the action is signed by each member of the committee and filed with the minutes of the committee; and (iv) the members of a committee may conduct any meeting thereof by telephone or other electronic communication in accordance with the provisions set forth in Section 2.10.

2.5 Annual and Regular Meetings. An annual meeting of the Board of Directors, which shall constitute a regular meeting, shall be held as soon as reasonably practicable following each annual meeting of stockholders for the purpose of electing officers and carrying on such other business as may properly come before the meeting. The Board of Directors may also adopt a schedule of additional meetings which shall be considered regular meetings. Regular meetings shall be held at such times and at such places, within or without the State of Maryland, as the Chair, the Chief Executive Officer, the President or the Board of Directors shall designate from time to time. If no place is designated, regular meetings shall be held at the principal office of the Corporation.

2.6 Special Meetings. Special meetings of the Board of Directors may be called by the Chair, the Chief Executive Officer, the President or by a majority of directors then serving as directors of the Corporation and shall be held at such times and at such places, within or without the State of Maryland, as the person or persons calling the meetings shall designate. If no such place is designated in the notice of a meeting, it shall be held at the principal office of the Corporation.

2.7 Notice of Meetings. No notice need be given of regular meetings of the Board of Directors. Notices of special meetings of the Board of Directors shall be given to each director in person or delivered to such director’s residence or business address (or such other place as such director may have directed in writing) not less than twenty-four (24) hours before the meeting by mail, messenger, telecopy, telegraph, or other means of written communication or by telephoning such notice to such director. Any such notice shall set forth the time and place of the meeting and state the purpose for which it is called.

2.8 Waiver of Notice; Attendance at Meeting. A director may waive any notice required by law, the Charter or these Bylaws before or after the date and time stated in the notice and such waiver shall be equivalent to the giving of such notice. Except as provided in the next paragraph of this section, the waiver shall be in writing, signed by the director entitled to the notice and filed with the minutes or corporate records.

A director’s attendance at or participation in a meeting waives any required notice to him of the meeting unless the director, at the beginning of the meeting or promptly upon such director’s arrival, objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

2.9 Quorum; Voting. A majority of the number of directors then serving as directors of the Corporation shall constitute a quorum for the transaction of business at a meeting of the Board of Directors. If a quorum is present when a vote is taken, the affirmative vote of a majority of the directors present is the act of the Board of Directors. A director who is present at a meeting of the Board of Directors or a committee of the Board of Directors when corporate action is taken is deemed to have assented to the action taken unless (i) such director objects, at the beginning of the meeting or promptly upon such director’s arrival, to holding it or transacting specified business at the meeting or (ii) such director votes against or abstains from the action taken.

2.10 Telephonic Meetings. Any or all directors may participate in a regular or special meeting by or conduct the meeting through the use of any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

2.11 Action Without Meeting. Action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if the action is taken by all members of the Board. The action shall be evidenced by one or more written consents stating the action taken, signed by each director either before or after the action is taken and included in the minutes or filed with the corporate records. Action taken under this section shall be effective when the last director signs the consent unless the consent specifies a different effective date, in which event the action taken is effective as of the date specified therein, provided the consent states the date of execution by each director.

2.12 Compensation. The Board of Directors may fix the compensation of directors and may provide for the payment of all expenses incurred by them in connection with their service as members of the Board of Directors.

ARTICLE III

OFFICERS

3.1 Officers. The officers of the Corporation shall be a President, a Chief Financial Officer, a Treasurer and a Secretary and, in the discretion of the Board of Directors, one or more Vice-Presidents (which may include executive, senior, assistant, and other designations of Vice-Presidents) and such other officers as may be deemed necessary or advisable to carry on the business of the Corporation. The Board of Directors may also designate the Chief Executive

Officer of the Corporation. Any two or more offices may be held by the same person except that no person may serve concurrently as both President and Vice President.

The Chief Executive Officer and the President of the Company shall have the authority to appoint such additional Vice Presidents, Assistant Vice Presidents and Assistant Secretaries and other officers as the President shall deem appropriate, provided that any officer appointed by the Chief Executive Officer or the President shall serve in an acting capacity only, and such appointment shall terminate on the date of the next regular meeting of the Board of Directors unless such appointment is ratified or superseded by action of the Board of Directors.

3.2 Election; Term. Officers shall be elected at the annual meeting of the Board of Directors and may be elected at such other time or times as the Board of Directors shall determine. They shall hold office, unless removed, until the next annual meeting of the Board of Directors or until their successors are elected. Any officer may resign at any time upon written notice to the Board of Directors and such resignation shall be effective when notice is delivered unless the notice specifies a later effective date.

3.3 Removal of Officers. The Board of Directors may remove any officer at any time, with or without cause.

3.4 Duties of Officers. The officers shall have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be delegated to them from time to time by the Board of Directors.

3.5 Compensation. The Board of Directors or, if so delegated in accordance with Section 2.4, the compensation committee of the Corporation, if any, shall have the power to fix the salaries and other compensation and remuneration, of whatever kind, of all officers of the Corporation. No officer shall be prevented from receiving such salary by reason of the fact that such officer is also a director of the Corporation The Board of Directors may authorize any committee or officer, upon whom the power of appointing assistant and subordinate officers may have been conferred, to fix the salaries, compensation and remuneration of such assistant and subordinate officers.

ARTICLE IV

STOCK

4.1 Form. Shares of the Corporation shall, when fully paid, may be evidenced by certificates containing such information as is required by law and approved by the Board of Directors. Certificates, if any, shall be signed, manually or by facsimile, by the officers permitted under applicable law and may (but need not) be sealed with the seal of the Corporation. The seal of the Corporation and any or all signatures on a share certificate may be facsimile. If any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued it may be issued by the Corporation with the same effect as if such person were such officer on the date of issue.

4.2 Transfer. Subject to the Charter, the Board of Directors may make rules and regulations concerning the issue, registration and transfer of certificates representing the shares of the Corporation. Transfers of shares and of the certificates, if any, representing such shares shall be made upon the books of the Corporation by surrender of the certificates representing such shares accompanied by written assignments given by the owners or their attorneys-in-fact.

4.3 Restrictions on Transfer. A lawful restriction on the transfer or registration of transfer of shares is valid and enforceable against the holder or a transferee of the holder if the restriction complies with the requirements of law and its existence is noted conspicuously on the front or back of the certificate, if any, representing the shares. Unless so noted, a restriction is not enforceable against a person without knowledge of the restriction.

4.4 Lost or Destroyed Share Certificates. The Corporation may issue a new share certificate in the place of any certificate theretofore issued which is alleged to have been lost or destroyed and may require the owner of such certificate, or such stockholder’s legal representative, to give the Corporation a bond, with or without surety, or such other agreement, undertaking or security as the Board of Directors shall determine is appropriate, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss or destruction or the issuance of any such new certificate.

ARTICLE V

MISCELLANEOUS PROVISIONS

5.1 Dividends. Dividends upon the stock of the Corporation, subject to the provisions of the Charter, if any, may be authorized and declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the Corporation, subject to the provisions of the Charter and the general laws of the State of Maryland.

5.2 Corporate Seal. If the Corporation so desires to use a corporate seal, the corporate seal of the Corporation, which may be hand-drawn shall be circular and shall have inscribed thereon, within and around the circumference the name of the Corporation. In the center shall be the word “SEAL”.

5.3 Fiscal Year. The fiscal year of the Corporation shall be determined in the discretion of the Board of Directors, but in the absence of any such determination it shall be the calendar year.

5.4 Amendments. These Bylaws may be amended or repealed, and new Bylaws may be made only by action of the Board of Directors at any regular or special meeting of the Board of Directors. Amendment of this provision requires action by the Board of Directors and approval by the stockholders by not less than two-thirds of all votes entitled to be cast on the matter.

5.5 Control Share Acquisition Act. The Corporation hereby expressly elects not to be governed by the provisions of Section 3-701 et seq. of the Maryland General Corporation Law.

ANNEX B

SAXON 2004 INCENTIVE COMPENSATION PLAN

1.0	DEFINITIONS

The following terms shall have the following meanings unless the context indicates otherwise:

1.1	“Award” shall mean an incentive compensation award granted by the Committee under the Plan in accordance with Section 9 below.

1.2	“Award Agreement” shall mean a written agreement between the Company and the Participant that establishes the terms, conditions, restrictions and/or limitations applicable to an Award in addition to those established by the Plan and by the Committee’s exercise of its administrative powers.

1.3	“Board” shall mean the Board of Directors of the Company.

1.4	“Cash Award” shall mean the grant by the Committee to a Participant of an Award of cash in accordance with Section 9 below.

1.5	“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

1.6	“Committee” shall mean (i) the Board or (ii) a committee or subcommittee of the Board appointed by the Board from among its members. The Committee may be the Board’s Compensation Committee or such committee that performs the functions generally associated with those functions performed by the compensation committees of publicly traded corporations. Unless the Board determines otherwise, and such determination is reduced to a writing articulating the reasons for such determination, the Committee shall be comprised solely of not less than 2 members, each of whom shall qualify as:

(a)	a “Non-Employee Director” within the meaning of Rule 16b-3(b)(3) (or any successor rule) under the Exchange Act, and

(b)	an “outside director” within the meaning of Code Section 162(m) and the Treasury Regulations thereunder (or any successor law or regulation), and

(c)	an “independent director” as such term is defined or used by the rules of the exchange or system on which the Company’s Common Stock is listed.

1.7	“Common Stock” shall mean the common stock, $0.01 par value per share, of the Company.

1.8	“Company” shall mean Saxon Capital, or, if the merger of Saxon Capital with and into Saxon Merger Corporation is consummated, Saxon REIT.

1.9	“Conversion Date” shall mean the date of the closing of the merger of Saxon Capital with and into Saxon Merger Corporation.

1.10	“DER” shall mean a dividend equivalent right where the Participant may receive an amount, payable in cash or Common Stock or a combination of both, equal to the dividend actually paid with respect to 1 share of Common Stock.

1.11	“Effective Date” shall be the same date as the date the Board adopts the Plan.

1.12	“Employee” shall mean an employee of the Company or any Subsidiary as described in Treasury Regulation Section 1.421-7(h).

1.13	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time, including applicable regulations thereunder.

1.14	“Fair Market Value of a Share of the Common Stock” shall mean:

(a)	if the Common Stock is readily tradeable on a national securities exchange or other market system, the closing price of the Common Stock on the date of calculation (or on the last preceding trading date if Common Stock was not traded on such date), or

(b)	if the Common Stock is not readily tradeable on a national securities exchange or other market system:

(i)	the book value of a share of Common Stock as of the last day of the last completed fiscal quarter preceding the date of calculation; or

(ii)	any other value as otherwise determined in good faith by the Board.

1.15	“Independent Contractor” shall mean a person (other than a person who is an Employee or a Nonemployee Director) or an entity that renders services to the Company.

1.16	“ISO” shall mean an “incentive stock option” as such term is used in Code Section 422.

1.17	“Nonemployee Director” shall mean a member of the Board who is not an Employee.

1.18	“Nonqualified Stock Option” shall mean a Stock Option that does not qualify as an ISO.

1.19	“Participant” shall mean any Employee, Nonemployee Director or Independent Contractor to whom an Award has been granted by the Committee under the Plan.

1.20	“Plan” shall mean the Saxon 2004 Incentive Compensation Plan.

1.21	“SAR” shall mean the grant by the Committee to a Participant of an Award of a stock appreciation right in accordance with Section 9 below, payable in cash or Common Stock or a combination of both, where the measure of compensation is based on the difference (if any) between the Fair Market Value of a Share of the Common Stock on the date of exercise and the exercise price of such SAR.

1.22	“Saxon Capital” shall mean Saxon Capital, Inc., a Delaware corporation.

1.23	“Saxon Merger Corporation” shall mean Saxon Merger Corporation, a Delaware corporation.

1.24	“Saxon REIT” shall mean Saxon REIT, Inc., a Maryland corporation.

1.25	“Stock Award” shall mean the grant by the Committee to a Participant of an Award of Common Stock in accordance with Section 9 below.

1.26	“Stock Option” shall mean the grant by the Committee to a Participant of an Award of an option to purchase Common Stock in accordance with Section 9 below.

1.27	“Stock Unit” shall mean the grant by the Committee to a Participant of a right to receive a share of Common Stock in accordance with Section 9 below.

1.28	“Subsidiary” shall mean a corporation of which the Company directly or indirectly owns more than 50 percent of the Voting Stock or any other business entity in which the Company directly or indirectly has an ownership interest of more than 50 percent.

1.29	“Treasury Regulation” shall mean the regulations promulgated under the Code by the United States Department of the Treasury, as amended from time to time.

1.30	“Unvested” shall mean an Award (or portion of an Award) that has not yet Vested.

1.31	“Vest” shall mean:

(a)

with respect to Stock Options and SARs, when the Stock Option or SAR (or a portion of such Stock Option or SAR) first becomes exercisable and remains exercisable subject to the terms and conditions of such Stock Option or SAR, and when the Participant has an unrestricted right, title and interest (but subject to any expiration date) to receive the compensation (if any) attributable to such Stock

Option or SAR (or a portion of such Stock Option or SAR) or to otherwise enjoy the benefits underlying such Stock Option or SAR; or

(b)	with respect to Awards other than Stock Options and SARs, when the Participant has:

(i)	an unrestricted right, title and interest to receive the compensation (whether payable in cash or Common Stock or a combination of both) attributable to an Award (or a portion of such Award) or to otherwise enjoy the benefits underlying such Award; and

(ii)	a right to transfer an Award subject to no Company-imposed restrictions or limitations other than restrictions and/or limitations imposed by the Plan and/or by the Committee in accordance with Section 9.

1.32	“Vesting Date” shall mean the date or dates on which an Award Vests.

1.33	“Voting Stock” shall mean the capital stock of any class or classes having general voting power under ordinary circumstances, in the absence of contingencies, to elect the directors of a corporation.

2.0	PURPOSE OF PLAN

2.1	Purpose. The purpose of the Plan is to motivate certain Employees, Nonemployee Directors and Independent Contractors to put forth maximum efforts toward the growth, profitability, and success of the Company and Subsidiaries by providing incentives to such Employees, Nonemployee Directors and Independent Contractors through cash payments and/or through the ownership and performance of the Common Stock. In addition, the Plan is intended to provide incentives that will attract and retain highly qualified individuals as Employees and Nonemployee Directors, and to assist in aligning the interests of such Employees and Nonemployee Directors with the interests of the shareholders of the Company.

3.0	TERM OF PLAN

3.1	Term. The Plan shall be effective as of the Effective Date and shall terminate on the 10th anniversary of the Effective Date (unless sooner terminated by the Board in accordance with Section 10 below).

4.0	SHAREHOLDER APPROVAL

4.1

Initial Shareholder Approval. The Plan shall be approved by the shareholders of Saxon Capital prior to the Conversion Date, and, if the merger of Saxon Capital with and into Saxon Merger Corporation is consummated, the Plan shall be assumed by Saxon REIT as of the Conversion Date. If the merger of Saxon Capital with and into Saxon Merger Corporation is not consummated, the Plan shall be continued by Saxon Capital. Approval of the Plan by the shareholders of Saxon Capital shall be a condition to the right of each Participant to receive and/or retain Awards hereunder. Any Award granted under the Plan prior to the approval by the shareholders of Saxon Capital shall be effective as of the date of grant (unless the Committee specifies otherwise at the time of grant), but no such Award may Vest, be paid out, or otherwise be disposed of prior to such shareholder approval. If the shareholders of Saxon Capital fail to approve the Plan in accordance with this Section 4.1, any Award granted under the Plan shall be cancelled.

4.2	Plan Amendment. Any amendment to the Plan that is determined to be a “material amendment” or a “material revision” or a “material modification” (or word(s) of similar effect) under the rules of the exchange or system on which the Company’s Common Stock is listed shall be approved by shareholders before such amendment shall be effective.

4.3	Repricings. Any amendment, revision, replacement, cancellation and regrant, or other change to an outstanding Award that is determined to be a “repricing” (or word(s) of similar effect) under the rules of the exchange or system on which the Company’s Common Stock is listed shall be approved by the shareholders of the Company before such “repriced” Award shall be effective.

4.4	Shareholder Reapproval. If required by Treasury Regulation Section 1.162-27(e)(4)(vi) or any successor regulation or rule, the material terms of performance goals as described in Section 9.3 below shall be disclosed to and reapproved by the shareholders of the Company no later than the first shareholder meeting that occurs in the 5th year following the year in which the Company’s shareholders previously approved such performance goals.

5.0	ADMINISTRATION

5.1	Responsibility. The Committee shall have the responsibility, in its sole discretion, to control, operate, manage and administer the Plan in accordance with its terms.

5.2	Award Agreement. Each Award granted under the Plan shall be evidenced by an Award Agreement which shall be signed by the Committee and the Participant; provided, however, that in the event of any conflict between a provision of the Plan and any provision of an Award Agreement, the provision of the Plan shall prevail.

5.3	Authority of the Committee. The Committee shall have all the discretionary authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the Plan, including but not limited to the following:

(a)	to determine eligibility for participation in the Plan;

(b)	to determine eligibility for and the type and size of an Award granted under the Plan;

(c)	to grant Awards to, and to enter into Award Agreements with, Participants;

(d)	to supply any omission, correct any defect, or reconcile any inconsistency in the Plan in such manner and to such extent as it shall deem appropriate in its sole discretion to carry the same into effect;

(e)	to issue administrative guidelines as an aid to administer the Plan and make changes in such guidelines as it from time to time deems proper;

(f)	to make rules for carrying out and administering the Plan and make changes in such rules as it from time to time deems proper;

(g)	to the extent permitted under the Plan, grant waivers of Plan terms, conditions, restrictions, and limitations;

(h)	to accelerate the Vesting of any Award when such action or actions would be in the best interest of the Company;

(i)	subject to Section 4.3 above, to grant Awards in replacement of Awards previously granted under this Plan or any other executive compensation plan of the Company; and

(j)	to take any and all other actions it deems necessary or advisable for the proper operation or administration of the Plan.

5.4	Action by the Committee. The Committee may act only by a majority of its members. Any determination of the Committee may be made, without a meeting, by a writing or writings signed by all of the members of the Committee. In addition, the Committee may authorize any one or more of its members to execute and deliver documents on behalf of the Committee.

5.5

Delegation of Authority. The Committee may delegate to one or more of its members, or to one or more agents, such administrative duties as it may deem advisable; provided, however, that any such delegation shall be in writing. In addition, the Committee, or any person to whom it has delegated duties under this Section 5.5, may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. The Committee may employ such legal or other counsel, consultants and agents as it may deem desirable for the administration of the Plan and may rely upon any opinion or computation received from any such counsel, consultant or agent. Expenses incurred by the Committee in the engagement of such counsel, consultant or agent shall be paid by the Company, or the Subsidiary whose employees have benefited from the Plan, as determined by the Committee.

5.6	Determinations and Interpretations by the Committee. All determinations and interpretations made by the Committee shall be binding and conclusive on all Participants and their heirs, successors, and legal representatives.

5.7	Liability. No member of the Board, no member of the Committee and no employee of the Company shall be liable for any act or failure to act hereunder, except in circumstances involving his or her bad faith, gross negligence or willful misconduct, or for any act or failure to act hereunder by any other member or employee or by any agent to whom duties in connection with the administration of the Plan have been delegated.

5.8	Indemnification. The Company shall indemnify members of the Committee and any agent of the Committee who is an employee of the Company, against any and all liabilities or expenses to which they may be subjected by reason of any act or failure to act with respect to their duties on behalf of the Plan, except in circumstances involving such person’s bad faith, gross negligence or willful misconduct.

6.0	ELIGIBILITY AND PARTICIPATION

6.1	Eligibility. All Employees, all Nonemployee Directors and all Independent Contractors shall be eligible to participate in the Plan and to receive Awards.

6.2	Participation. The Committee in its sole discretion shall designate who shall be a Participant and receive Awards under the Plan. Designation of a Participant in any year shall not require the Committee to designate such person or entity to receive an Award in any other year or, once designated, to receive the same type or amount of Award as granted to the Participant in any other year. The Committee shall consider such factors as it deems pertinent in selecting Participants and in determining the type and amount of their respective Awards.

7.0	SHARES SUBJECT TO PLAN

7.1

Available Shares. The aggregate number of shares of Common Stock which shall be available for issuance or payments of Awards under the Plan during its term shall be equal to the result of “A” multiplied by “B” minus “C”, where “A” is equal to total number of shares of Common Stock outstanding of Saxon Capital on the Effective Date, “B” is equal to 15%, and “C” is equal to the sum of all shares of Saxon Capital common stock that have been issued (either as stock awards or upon the exercise of options), or are issuable upon the exercise of options outstanding immediately prior to the consummation of the merger of Saxon Capital with and into Saxon Merger Corporation, pursuant to grants made under all employee and director equity-based compensation plans or arrangements of Saxon Capital other than the Company’s 2004 Employee Stock

Purchase Plan and Saxon Capital’s 2001 Employee Stock Purchase Plan. Such shares of Common Stock available for issuance under the Plan may be either authorized but unissued shares, shares of issued stock held in the Company’s treasury, or both, at the discretion of the Company, and subject to any adjustments made in accordance with Section 7.2 below. Any shares of Common Stock underlying Awards or awards under the Saxon Capital, Inc. 2001 Stock Incentive Plan that terminate by expiration, forfeiture, cancellation, payment of exercise price, payment of withholding tax obligation or otherwise without the issuance of such shares shall again be available for issuance or payment of Awards under the Plan. Awards that are payable only in cash are not subject to this Section 7.1.

7.2	Adjustment to Shares. If there is any change in the Common Stock of the Company, through merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, dividend in kind or other like change in capital structure or distribution (other than normal cash dividends) to shareholders of the Company, an adjustment shall be made to each outstanding Award so that each such Award shall thereafter be with respect to or exercisable for such securities, cash and/or other property as would have been received in respect of the Common Stock subject to such Award had such Award been paid, distributed or exercised in full immediately prior to such change or distribution. Such adjustment shall be made successively each time any such change shall occur. In addition, in the event of any such change or distribution, in order to prevent dilution or enlargement of Participants’ rights under the Plan, the Committee shall have the authority to adjust, in an equitable manner, the number and kind of shares that may be issued under the Plan, the number and kind of shares subject to outstanding Awards, the exercise price applicable to outstanding Stock Options, and the Fair Market Value of a Share of the Common Stock and other value determinations applicable to outstanding Awards. Appropriate adjustments may also be made by the Committee in the terms of any Awards granted under the Plan to reflect such changes or distributions and to modify any other terms of outstanding Awards on an equitable basis, including modifications of performance goals and changes in the length of performance periods; provided, however, that with respect to Awards that may be subject to Code Section 162(m), such modifications and/or changes do not disqualify compensation attributable to such Awards as “performance-based compensation” under Code Section 162(m). In addition, the Committee is authorized to make adjustments to the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events affecting the Company or the financial statements of the Company, or in response to changes in applicable laws, regulations, or accounting principles. Notwithstanding anything contained in the Plan, any adjustment with respect to an ISO due to a change or distribution described in this Section 7.2 shall comply with the rules of Code Section 424(a), and in no event shall any adjustment be made which would render any ISO granted hereunder other than an incentive stock option for purposes of Code Section 422.

7.3	Post-Conversion Date Adjustment. Notwithstanding anything contained in the Plan to the contrary, if the merger of Saxon Capital with and into Saxon Merger Corporation is consummated, the aggregate number of shares of Common Stock which shall be available for issuance or payments of Awards under the Plan during its term shall be equitably adjusted to equal the result of “D” multiplied by “E” minus “F”, where “D” is equal to the total number of shares of Common Stock outstanding of Saxon REIT immediately after the issuance of shares in the public offering of Saxon REIT’s Common Stock and the issuance of shares of Saxon REIT’s Common Stock in the merger of Saxon Capital with and into Saxon Merger Corporation as of the date of adjustment (assuming all currently outstanding options and warrants are exercised), “E” is equal to 15%, and “F” is equal to the sum of all shares of Saxon Capital common stock that have been issued (either as stock awards or upon the exercise of options), or are issuable upon the exercise of options outstanding immediately prior to the Conversion Date, pursuant to grants made under all employee and director equity-based compensation plans or arrangements of Saxon Capital other than the Company’s 2004 Employee Stock Purchase Plan and Saxon Capital’s 2001 Employee Stock Purchase Plan.

8.0	MAXIMUM INDIVIDUAL AWARDS

8.1	Maximum Aggregate Number of Shares That May Be Granted To Any Single Participant. The maximum aggregate number of shares of Common Stock that may be granted to any single Participant in any calendar year with respect to Awards the compensation of which is determined by the number of shares of Common Stock actually awarded or subject to Vesting shall be 1,000,000 shares, subject to adjustment as provided in Section 7.2 above. For purposes of the preceding sentence, (i) any Awards or portion of Awards that are cancelled or repriced shall continue to be counted in determining such maximum aggregate number of shares of Common Stock that may be granted to any single Participant and (ii) if an Award is granted with tandem DERs, such DERs shall not be counted in determining such maximum aggregate number of shares of Common Stock that may be granted to any single Participant.

8.2	Maximum Dollar Amount That May Be Paid To Any Single Participant. The maximum dollar amount that may be paid to any single Participant in any calendar year with respect to Awards the compensation of which is determined by a formula that calculates a dollar amount (whether payable in cash or property) is $10,000,000.

9.0	AWARDS

9.1	Type of Awards. The Committee may, in its sole discretion, grant the following Awards to Employees, Nonemployee Directors and Independent Contractors:

•	Stock Options

•	SARs

•	Stock Awards

•	Stock Units

•	DERs

•	Cash Award

•	any other type of Award that is not inconsistent with the Plan.

9.2	Award Terms and Conditions. The Committee, in its sole discretion, shall determine all of the terms and conditions of each Award, including but not limited to the following:

•	exercise price or purchase price

•	method of exercise

•	Vesting

•	expiration term of Award

•	effects of termination of Participant’s employment or service

•	change-in-control Vesting and other effects of a change in control

•	qualification of a Stock Option as an ISO

•	payout in cash, in property, or any combination of cash and property

•	restrictive covenants

•	transferability

•	tax withholding

•	tax deferral arrangements

•	tandem or combination Awards

•	any other term or condition that is not inconsistent with the Plan.

9.3	Performance Measures. The Committee may use the following performance measures (either individually or in any combination) to set performance goals with respect to the grant or Vesting of an Award:

•	revenue

•	sales

•	pretax income before allocation of corporate overhead and bonus

•	budget

•	cash flow

•	earnings per share

•	net income

•	division, group or corporate financial goals

•	appreciation in and/or maintenance of the price of the Common Stock or any other publicly traded securities of the Company

•	dividend

•	total shareholder return

•	return on shareholders’ equity

•	return on assets

•	return on investment

•	internal rate of return

•	attainment of strategic and operational initiatives

•	market share

•	operating margin

•	profit margin

•	gross profits

•	earnings before interest and taxes

•	earnings before interest, taxes, depreciation and amortization

•	economic value-added models

•	comparisons with various stock market indices

•	increase in number of customers

•	reductions in costs

•	mortgage loans

•	bringing assets to market

•	resolution of administrative or judicial proceedings or disputes

•	funds from operations.

10.0	AMENDMENT AND TERMINATION

10.1	Termination of Plan. The Board may suspend or terminate the Plan at any time with or without prior notice; provided, however, that no action authorized by this Section 10.1 shall reduce the amount of any outstanding Award or otherwise adversely change the terms and conditions thereof without the Participant’s consent.

10.2	Amendment of Plan. The Board may amend the Plan at any time with or without prior notice; provided, however, that no action authorized by this Section 10.2 shall reduce the amount of any outstanding Award or otherwise adversely change the terms and conditions thereof without the Participant’s consent.

10.3	Amendment or Cancellation of Award Agreements. The Committee may amend or modify any Award Agreement at any time, provided that if the amendment or modification adversely affects the Participant, such amendment or modification shall be by mutual agreement between the Committee and the Participant or such other persons as may then have an interest therein. In addition, and subject to shareholder approval in accordance with Section 4.3 above, by mutual agreement between the Committee and a Participant or such other persons as may then have an interest therein, Awards may be granted to a Participant in substitution and exchange for, and in cancellation of, any Awards previously granted to such Participant under the Plan, or any award previously granted to such Participant under any other present or future plan of the Company or any present or future plan of an entity which (i) is purchased by the Company, (ii) purchases the Company, or (iii) merges into or with the Company.

11.0	MISCELLANEOUS

11.1	Listing of Shares and Related Matters. If at any time the Committee shall determine that the listing, registration or qualification of the shares of Common Stock subject to any

Award on any securities exchange or under any applicable law, or the consent or approval of any governmental regulatory authority, is necessary or desirable as a condition of, or in connection with, the granting of an Award or the issuance of shares of Common Stock thereunder, such Award may not be exercised, distributed or paid out, as the case may be, in whole or in part, unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

11.2	No Right, Title, or Interest in Company Assets. Participants shall have no right, title, or interest whatsoever in or to any investments which the Company may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative or any other person. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan. The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974, as amended.

11.3	No Right to Continued Employment or Service or to Grants. The Participant’s rights, if any, to continue to serve the Company as a director, officer, employee, independent contractor or otherwise, shall not be enlarged or otherwise affected by his or her designation as a Participant under the Plan, and the Company or the applicable Subsidiary reserves the right to terminate the employment of any Employee or the services of any Independent Contractor at any time. The adoption of the Plan shall not be deemed to give any Employee, Nonemployee Director, Independent Contractor or any other individual or entity any right to be selected as a Participant or to be granted an Award.

11.4	Awards Subject to Foreign Laws. The Committee may grant Awards to individual Participants who are subject to the tax laws of nations other than the United States, and such Awards may have terms and conditions as determined by the Committee as necessary to comply with applicable foreign laws. The Committee may take any action that it deems advisable to obtain approval of such Awards by the appropriate foreign governmental entity; provided, however, that no such Awards may be granted pursuant to this Section 11.4 and no action may be taken which would result in a violation of the Exchange Act or any other applicable law.

11.5	Governing Law. The Plan, all Awards granted hereunder, and all actions taken in connection herewith shall be governed by and construed in accordance with the laws of the State of Maryland without reference to principles of conflict of laws, except as superseded by applicable federal law.

11.6	No Fractional Shares. No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, Common Stock, Stock Options, or other property shall be issued or paid in lieu of fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

* * * * *

ANNEX C

SAXON CAPITAL, INC.

2004 EMPLOYEE STOCK PURCHASE PLAN

SECTION 1. Purpose of the Plan.

The Board adopted the Plan on April 20, 2004, effective as of the Effective Date. The purpose of the Plan is to provide Eligible Employees with an opportunity to increase their proprietary interest in the success of the Company by purchasing Stock from the Company on favorable terms and to pay for such purchases through payroll deductions. The Plan is intended to qualify under section 423 of the Code.

SECTION 2. Administration of the Plan.

(a) Committee Composition. The Board of Directors of the Company shall appoint a Committee that shall consist exclusively of one or more directors of the Company to administer the Plan.

(b) Committee Responsibilities. The Committee shall interpret the Plan and make all other policy decisions relating to the operation of the Plan. The Committee may adopt such rules, guidelines and forms, as it deems appropriate to implement the Plan. The Committee’s determinations under the Plan shall be final and binding on all persons.

SECTION 3. Enrollment and Participation.

(a) Offering Periods. While the Plan is in effect, four Offering Periods shall commence in each calendar year. The Offering Periods shall consist of the three-month periods commencing on each January 1, April 1, July 1, and October 1 except that the first Offering Period shall commence on the Effective Date and end on the last day of the calendar year quarter in which the Effective Date occurs.

(b) Enrollment. Any individual who, on the day preceding the first day of an Offering Period, qualifies as an Eligible Employee may elect to become a Participant in the Plan for such Offering Period by executing the enrollment form prescribed for this purpose by the Committee. The enrollment form shall be filed with the Company at the prescribed location not later than fifteen days prior to the commencement of such Offering Period, except that in the Offering Period which commences on the Effective Date, Eligible Employees may file the enrollment form no later than 10 business days after the Effective Date.

(c) Duration of Participation. Once enrolled in the Plan, a Participant shall continue to participate in the Plan until he or she ceases to be an Eligible Employee, withdraws from the Plan under Section 5(a) or reaches the end of the Offering Period in which his or her employee contributions were discontinued under Section 4(d) or 8(b). A Participant who discontinued employee contributions under Section 4(d) or withdrew from the Plan under Section 5(a) may again become a Participant, if he or she then is an Eligible Employee, by following the procedure described in Subsection (b) above. A Participant whose employee contributions were discontinued automatically under Section 8(b) shall automatically resume participation at the beginning of the earliest Offering Period ending in the next calendar year, if he or she then is an Eligible Employee.

SECTION 4. Employee Contributions.

(a) Frequency of Payroll Deductions. A Participant may purchase shares of Stock under the Plan solely by means of payroll deductions as designated by the Participant pursuant to Subsection (b) below, shall occur on each payday during participation in the Plan.

(b) Amount of Payroll Deductions. An Eligible Employee shall designate on the enrollment form the portion of his or her Compensation that he or she elects to have withheld for the purchase of Stock. Such portion shall be a whole percentage of the Eligible Employee’s Compensation, but not less than one percent nor more than fifteen percent

(c) Changing Withholding Rate. If a Participant wishes to change the rate of payroll withholding, he or she may do so by filing a new enrollment form with the Company at the prescribed location at any time. The new withholding rate shall be effective as soon as reasonably practicable after the Company has received such form. The new withholding rate shall be a whole percentage of the Eligible Employee’s Compensation, but not less than one percent, nor more than fifteen percent.

(d) Discontinuing Payroll Deductions. If a Participant wishes to discontinue employee contributions entirely, he or she may do so by filing a new enrollment form with the Company at the prescribed location at any time. Payroll withholding shall cease as soon as reasonably practicable after the Company has received such form. (In addition, employee contributions may be discontinued automatically pursuant to Section 8(b).) A Participant who has discontinued employee contributions may resume such contributions by filing a new enrollment form with the Company at the prescribed location. Payroll withholding shall resume as soon as reasonably practicable after the Company has received such form.

(e) Limit on Number of Elections. No Participant shall make more than one election under Subsection (c) or (d) above during any Offering Period.

SECTION 5. Withdrawal From the Plan.

(a) Withdrawal. A Participant may elect to withdraw from the Plan by filing the prescribed form with the Company at the prescribed location at any time before the last day of an Offering Period. As soon as reasonably practicable thereafter, payroll deductions shall cease and the entire amount credited to the Participant’s Plan Account shall be refunded to him or her in cash, without interest. No partial withdrawals shall be permitted.

(b) Re-enrollment After Withdrawal. A former Participant who has withdrawn from the Plan shall not be a Participant until he or she re-enrolls in the Plan under Section 3(c). Re-enrollment may be effective only at the commencement of an Offering Period, provided that any Eligible Employee who is also an officer or director of any Participating Company, within the meaning “officer” and “director” as defined pursuant to Section 16 of the Exchange Act, may not re-enroll in the plan before the beginning of the second offering period following withdrawal.

SECTION 6. Change in Employment Status.

(a) Termination of Employment. Termination of employment as an Eligible Employee for any reason, including death, shall be treated as an automatic withdrawal from the Plan under Section 5(a). (A transfer from one Participating Company to another shall not be treated as a termination of employment.)

(b) Leave of Absence. For purposes of the Plan, employment shall not be deemed to terminate when the Participant goes on a military leave, a sick leave or another bona fide leave of absence, if the Company approved in writing the leave. Employment shall be deemed to terminate in any event when the approved leave ends, unless the Participant immediately returns to work.

(c) Death. In the event of the Participant’s death, the amount credited to his or her Plan Account shall be paid to a beneficiary designated by him or her for this purpose on the prescribed form or, if none, to the Participant’s estate. Such form shall be valid only if it was filed with the Company at the prescribed location before the Participant’s death.

SECTION 7. Plan Accounts and Purchase Of Shares.

(a) Plan Accounts. The Company shall maintain a Plan Account on its books in the name of each Participant. Whenever an amount is deducted from the Participant’s Compensation under the Plan, such amount shall be credited to the Participant’s Plan Account. Amounts credited to Plan Accounts shall not be trust funds and may be commingled with the Company’s general assets and applied to general corporate purposes. No interest shall be credited to Plan Accounts.

(b) Purchase Price. The Purchase Price for each share of Stock purchased at the close of an Offering Period shall be eighty-five percent of the Fair Market Value of such share on the last trading day in such Offering Period.

(c) Number of Shares Purchased. As of the last day of each Offering Period, each Participant shall be deemed to have elected to purchase the number of shares of Stock calculated in accordance with this Subsection (c), unless the Participant has previously elected to withdraw from the Plan in accordance with Section 5(a). The amount then in the Participant’s Plan Account shall be divided by the Purchase Price, and the number of shares that results shall be purchased from the Company with the funds in the Participant’s Plan Account. The foregoing notwithstanding, no Participant shall purchase more than 1,000 shares of Stock with respect to any Offering Period nor more than the amounts of Stock set forth in Sections 8(b) and 13(a). The Committee may determine with respect to all Participants that any fractional share, as calculated under this Subsection (c), shall be (i) rounded down to the next lower whole share or (ii) credited as a fractional share.

(d) Available Shares Insufficient. In the event that the aggregate number of shares that all Participants elect to purchase during an Offering Period exceeds the maximum number of shares remaining available for issuance under Section 13(a), then the number of shares to which each Participant is entitled shall be determined by multiplying the number of shares available for issuance by a fraction, the numerator of which is the number of shares that such Participant has elected to purchase and the denominator of which is the number of shares that all Participants have elected to purchase.

(e) Issuance of Stock. Shares shall be held for each Participant’s benefit by a broker designated by the Committee (unless the Participant has elected that certificates be issued to him or her). If a Participant elects to receive certificates for shares purchased under the Plan, the certificates representing the shares of Stock shall be issued to him or her as soon as reasonably practicable after the close of the applicable Offering Period. Shares may be registered in the name of the Participant or jointly in the name of the Participant and his or her spouse as joint tenants with right of survivorship or as community property.

(f) Unused Cash Balances. Any amount remaining in the Participant’s Plan Account that represents the Purchase Price for a fractional share shall be carried over in the Participant’s Plan Account to the next Offering Period. Any amount remaining in the Participant’s Plan Account that represents the Purchase Price for whole shares that could not be purchased by reason of Subsection (c) above, Section 8(b) or Section 13(a) shall be refunded to the Participant in cash, without interest.

(g) Stockholder Approval. The Company’s stockholders, pursuant to the affirmative vote of more than a majority of the issued and outstanding shares of Stock, shall approve the adoption of the Plan in order for the Plan to be effective on the Effective Date.

SECTION 8. Limitations on Stock Ownership.

(a) Five Percent Limit. Any other provision of the Plan notwithstanding, no Participant shall be granted a right to purchase Stock under the Plan if such Participant, immediately after his or her election to purchase such Stock, would own stock possessing more than five percent of the total combined voting power or value of all classes of stock of the Company or any parent or Subsidiary of the Company. For purposes of this Subsection (a), the following rules shall apply:

(i) Ownership of stock shall be determined after applying the attribution rules of section 424(d) of the Code;

(ii) Each Participant shall be deemed to own any stock that he or she has a right or option to purchase under this or any other plan; and

(iii) Each Participant shall be deemed to have the right to purchase 1,000 shares of Stock under this Plan with respect to each Offering Period.

(b) Dollar Limit. Any other provision of the Plan notwithstanding, no Participant shall purchase Stock with a Fair Market Value in excess of $25,000 per calendar year (under this Plan and all other employee stock purchase plans of the Company or any parent or Subsidiary of the Company).

For purposes of this Subsection (b), the Fair Market Value of Stock shall be determined in each case as of the beginning of the Offering Period in which such Stock is purchased. Employee stock purchase plans not described in section 423 of the Code shall be disregarded. If a Participant is precluded by this Subsection (b) from purchasing additional Stock under the Plan, then his or her employee contributions shall automatically be discontinued and shall resume at the beginning of the earliest Offering Period ending in the next calendar year (if he or she then is an Eligible Employee).

SECTION 9. Rights Not Transferable.

The rights of any Participant under the Plan, or any Participant’s interest in any Stock or moneys to which he or she may be entitled under the Plan, shall not be transferable by voluntary or involuntary assignment or by operation of law, or in any other manner other than by beneficiary designation or the laws of descent and distribution. If a Participant in any manner attempts to transfer, assign or otherwise encumber his or her rights or interest under the Plan, other than by beneficiary designation or the laws of descent and distribution, then such act shall be treated as an election by the Participant to withdraw from the Plan under Section 5(a).

SECTION 10. No Rights as an Employee.

Nothing in the Plan or in any right granted under the Plan shall confer upon the Participant any right to continue in the employ of a Participating Company for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Participating Companies or of the Participant, which rights are hereby expressly reserved by each, to terminate his or her employment at any time and for any reason, with or without cause.

SECTION 11. No Rights as a Stockholder.

A Participant shall have no rights as a stockholder with respect to any shares of Stock that he or she may have a right to purchase under the Plan until such shares have been purchased on the last day of the applicable Offering Period.

SECTION 12. Securities Law Requirements.

Shares of Stock shall not be issued under the Plan unless the issuance and delivery of such shares comply with (or are exempt from) all applicable requirements of law, including (without limitation) the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, state securities laws and regulations, and the regulations of any stock exchange or other securities market on which the Company’s securities may then be traded.

SECTION 13. Stock Offered Under The Plan.

(a) Authorized Shares. The aggregate number of shares of Stock available for purchase under the Plan shall be 1,000,000, subject to adjustment pursuant to this Section 13. Such shares shall consist of authorized but unissued shares of Stock or, at the option of the Committee, shares of Stock held by the Company as treasury shares.

(b) Antidilution Adjustments. The aggregate number of shares of Stock offered under the Plan, the 1,000-share limitation described in Section 7(c) and the price of shares that any Participant has elected to purchase shall be adjusted proportionately by the Committee for any increase or decrease in the number of outstanding shares of Stock resulting from a subdivision or consolidation of shares or the payment of a stock dividend, any other increase or decrease in such shares effected without receipt or payment of consideration by the Company, the distribution of the shares of a Subsidiary to the Company’s stockholders or a similar event.

(c) Reorganizations. Any other provision of the Plan notwithstanding, immediately prior to the effective time of a Corporate Reorganization, the Offering Period then in progress shall terminate and shares shall be purchased pursuant to Section 7, unless the Plan is assumed by the surviving corporation or its parent corporation pursuant to the plan of merger or consolidation. The Plan shall in no event be construed to restrict in any way the Company’s right to undertake dissolution, liquidation, merger, consolidation or other reorganization.

SECTION 14. Amendment or Discontinuance.

The Board shall have the right to amend, suspend or terminate the Plan at any time and without notice except to the extent that Section 423 of the Code requires stockholder consent for such amendment. Except as provided in Section 13, any increase in the aggregate number of shares of Stock to be issued under the Plan shall be subject to approval by a vote of the stockholders of the Company. In addition, any other amendment of the Plan shall be subject to approval by a vote of the stockholders of the Company to the extent required by an applicable law or regulation.

SECTION 15. Definitions.

(a) “Board” means the Board of Directors of the Company, as constituted from time to time.

(b) “Code” means the Internal Revenue Code of 1986, as amended.

(c) “Committee” means a committee of the Board, as described in Section 2.

(d) “Company” means Saxon Capital, Inc., a Delaware corporation.

(e) “Compensation” means (i) the total compensation paid in cash to a Participant by a Participating Company, including salaries, wages, bonuses, incentive compensation, commissions, overtime pay and shift premiums, plus (ii) any pre-tax contributions made by the Participant under section 401(k) or 125 of the Code. “Compensation” shall exclude all non-cash items, moving or relocation allowances, cost-of-living equalization payments, car allowances, tuition reimbursements, imputed income attributable to cars or life insurance, severance pay, fringe benefits, contributions or benefits received under employee benefit plans, income attributable to the exercise of stock options, and similar items. The Committee shall determine whether a particular item is included in Compensation.

(f) “Corporate Reorganization” means:

(i) The consummation of a merger or consolidation of the Company with or into another entity, or any other corporate reorganization; or

(ii) The sale, transfer or other disposition of all or substantially all of the Company’s assets or the complete liquidation or dissolution of the Company.

(g) “Effective Date” means the date on which the registration statement on Form S-8 covering the shares of common stock reserved for issuance under the Plan is declared or deemed effective by the Securities and Exchange Commission.

(h) “Eligible Employee” means any employee of a Participating Company who is customarily employed for more than five months per calendar year and for more than 20 hours per week.

The foregoing notwithstanding, an individual shall not be considered an Eligible Employee if his or her participation in the Plan is prohibited by the law of any country which has jurisdiction over him or her or if he or she is subject to a collective bargaining agreement that does not provide for participation in the Plan.

(i) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(j) “Fair Market Value” means the market price of Stock, determined by the Committee as follows:

(i) If Stock was traded on The Nasdaq National Market on the date in question, then the Fair Market Value shall be equal to the last-transaction price quoted for such date by The Nasdaq National Market;

(ii) If Stock was traded on a stock exchange on the date in question, then the Fair Market Value shall be equal to the closing price reported by the applicable composite transactions report for such date; or

(iii) If none of the foregoing provisions is applicable, then the Committee shall determine Fair Market Value in good faith and on such basis as it deems appropriate.

Whenever possible, the determination of Fair Market Value by the Committee shall be based on the prices reported in the Wall Street Journal or as reported directly to the Company by Nasdaq or a stock exchange. Such determination shall be conclusive and binding on all persons.

(k) “Offering Period” means a three-month period with respect to which the right to purchase Stock may be granted under the Plan, as determined pursuant to Section 3(a).

(l) “Participant” means an Eligible Employee who elects to participate in the Plan, as provided in Section 3(b).

(m) “Participating Company” means (i) the Company and (ii) each present or future Subsidiary designated by the Committee as a Participating Company.

(n) “Plan” means this Saxon Capital, Inc. 2001 Employee Stock Purchase Plan, as it may be amended from time to time.

(o) “Plan Account” means the account established for each Participant pursuant to Section 7(a).

(p) “Purchase Price” means the price at which Participants may purchase Stock under the Plan, as determined pursuant to Section 7(b).

(q) “Stock” means the Common Stock of the Company.

(r) “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

SECTION 16. Execution.

To record the adoption of the Plan by the Committee on April 20, 2004, the Company has caused its authorized officer to execute the same.

Saxon Capital, Inc.

By:	/s/ Michael L. Sawyer
Title:	Chief Executive Officer

ANNEX D

Form of Opinion of McKee Nelson LLP

[McKee Nelson LLP Letterhead]

[                         ], 2004

Saxon Capital, Inc.

Saxon REIT, Inc.

4860 Cox Road, Suite 300

Glen Allen, Virginia 23060

Re:	Certain Federal Income Tax Matters

Ladies and Gentlemen:

This opinion is delivered to you in our capacity as counsel to Saxon Capital, Inc., a Delaware corporation (“Saxon”), and Saxon REIT, Inc., a Maryland corporation (“Saxon REIT”), in connection with (i) the proposed merger (collectively, the “Merger”) of Saxon Merger Corporation, a Delaware corporation (“SMC”), with and into Saxon, and immediately thereafter, the merger of Saxon with and into Saxon Capital Holdings, Inc., a Delaware corporation (“SCH”), pursuant to the Agreement and Plan of Merger dated as of July 12, 2004, among Saxon, Saxon REIT, SMC and SCH (the “Merger Agreement”), and (ii) the filing of the related prospectus of Saxon REIT and the proxy statement of Saxon (the “Prospectus/Proxy Statement”) included as part of Pre-Effective Amendment No. 5 to the Registration Statement on Form S-4 of Saxon REIT (the “Registration Statement”) filed on August 3, 2004 with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). This opinion relates to the tax treatment of the Merger under the Internal Revenue Code of 1986, as amended (the “Code”), and Saxon REIT’s qualification for federal income tax purposes as a real estate investment trust (a “REIT”) under the Code, and to the accuracy of certain statements in the Prospectus/Proxy Statement.

In rendering this opinion, we have reviewed copies of the form of Articles of Amendment and Restatement of Articles of Incorporation of Saxon REIT, the Certificate of Incorporation of SMC, the Bylaws of SMC, the Certificate of Incorporation of SCH, the Bylaws of SCH, the form of Amended and Restated Bylaws of Saxon REIT, the Merger Agreement, the Prospectus/Proxy Statement, and such other records, certificates, and documents as we have deemed necessary or appropriate for purposes of rendering this opinion (collectively, the “Documents”). The opinions expressed in this letter are further based upon certain statements and representations as to factual matters of the Saxon and Saxon REIT contained in a letter dated as of the date hereof provided to us in connection with the preparation of this opinion (the “REIT Certificate”). We assume that each such representation is true, correct and complete, that Saxon REIT and its subsidiaries will be owned and operated in accordance with the REIT Certificate and that all representations that speak to the best of the belief and/or knowledge of any person(s) or party(ies), or are subject to similar qualification, are true, correct and complete as if made without such qualification. Saxon and Saxon REIT have stated in the REIT Certificate their current intention regarding Saxon REIT’s future organization, structure, ownership and operations, including but not limited to (i) implementing the Merger and related transaction in accordance with the terms of the Merger Agreement and as described in the Prospectus/Proxy Statement prior to January 1, 2005, (ii) completing prior to January 1, 2005, the restructuring of Saxon and Saxon REIT, including the formation of one or more taxable REIT subsidiaries, and (iii) operating Saxon and Saxon REIT in the manner described in the Prospectus/Proxy Statement through December 31, 2004, and thereafter. We assume for purposes of our opinion that Saxon REIT will be organized, structured, owned, and operated in accordance with such stated intentions. Nothing has come to our attention which causes us to question the reasonableness of relying on such representations and assumptions, but we have not investigated, or taken action to verify, the representations in the REIT Certificate and the accuracy of our assumptions other than our review of the Documents.

We have also assumed (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to us as originals, (iii) the conformity to the original documents of all documents submitted to us as copies, (iv) the authority and capacity of the individual or individuals who executed any such documents on behalf of any person, (v) the conformity to the final documents of all documents submitted to us as drafts, and (vi) the accuracy and completeness of all records made available to us.

The discussion and conclusions set forth below are based upon the Code, the Treasury Regulations, and existing administrative and judicial interpretations thereof, as in effect as of the date of this opinion.

Based upon and subject to the foregoing, as well as the limitations set forth below, we are of the opinion that:

(i)	the Merger will constitute a “reorganization” within the meaning of Section 368(a)(2)(D) of the Code;

(ii)	Saxon REIT’s intended form of organization and its intended structure, ownership, and operations as described in the REIT Certificate will allow it to satisfy the requirements for qualifications and taxation as a REIT for the taxable year ended December 31, 2004, and for subsequent taxable years; and

(iii)	the statements in the Prospectus/Proxy Statement under the caption “Material Federal Income Tax Consequences” to the extent such information constitutes a matter of law, summaries of legal matters, or legal conclusions, have been reviewed by us and are accurate in all material respects as of the date of this opinion.

We express no opinion other than the opinion expressly set forth herein. Furthermore, Saxon REIT’s ability to qualify as a REIT in 2004 and subsequent taxable years will depend on Saxon REIT satisfying in each such year, through its actual ownership and operations, the applicable asset composition, source of income, shareholder diversification, organization, structure, distribution and other requirements of the Code necessary for qualification as a REIT. We will not review these operations on an ongoing basis, and no assurance can be given that the actual operations of Saxon REIT and its affiliates will meet these requirements or the representations made to us with respect thereto. Our opinions are not binding on the Internal Revenue Service and the Internal Revenue Service may disagree with the opinions contained herein. Except as specifically discussed above, the opinion expressed herein is based upon the law as it currently exists. Consequently, future changes in the law, including between now and January 1, 2005, may cause the federal income tax treatment of the transactions described herein to be materially and adversely different from that described above.

This opinion is being provided to you in connection with the filing of the Registration Statement. Only you and your shareholders may rely on this opinion. Without our prior written consent, it may not be relied upon by any other person or entity or used for any other purpose. Notwithstanding any express or implied agreement, arrangement or understanding to the contrary, you (and any employee, representative or other agent of you) may disclose this opinion to any and all persons.

We consent to the reference to our firm under the caption “Material Federal Income Tax Consequences” in the Prospectus/Proxy Statement and to the reproduction and filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act, nor do we admit we are experts with respect to any part of the Registration Statement within the meaning of the term “expert” as used in the Securities Act.

Very truly yours,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The Maryland General Corporation Law permits a corporation to indemnify and advance expenses to its directors, officers, employees and agents, and permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party because of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Under the Maryland General Corporation Law, however, a corporation may not indemnify a director or officer in a suit by or in the right of the corporation if such director or officer has been adjudged to be liable to the corporation.

The Saxon REIT charter authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any present or former director or officer or (2) any individual who, while a director of Saxon REIT and at the request of Saxon REIT, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur because of his or her status as a present or former director or officer of Saxon REIT. The Saxon REIT charter obligates it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made party to the proceeding because of his service in that capacity or (b) any individual who, while a director or officer of Saxon REIT and at the request of Saxon REIT, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, trustee, officer or partner of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding because of his service in that capacity, against any claim or liability to which he may become subject because of such status. The Saxon REIT charter also permits Saxon REIT to indemnify and advance expenses to any person who served a predecessor of Saxon REIT in any of the capacities described above and to any employee or agent of Saxon REIT or a predecessor of Saxon REIT. The Saxon REIT charter requires Saxon REIT to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party because of his service in that capacity. In accordance with Maryland corporate law, the Saxon REIT charter requires it, as a condition to advancing expenses, to obtain (1) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by Saxon REIT as authorized by the Saxon REIT charter and (2) a written statement by or on his behalf to repay the amount paid or reimbursed by Saxon REIT if it shall ultimately be determined that the standard of conduct was not met.

Saxon REIT intends to enter into indemnification agreements with each of its directors and officers. The indemnification agreements will require, among other things, that Saxon REIT indemnify its directors and officers to the fullest extent permitted by law and advance to its directors or officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted.

Saxon REIT has obtained a policy of insurance under which its directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers because of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act. Saxon REIT has been advised that, in the opinion of the Securities and Exchange Commission, indemnifying our directors, officers, and controlling persons for liabilities arising under the Securities Act pursuant to its charter and bylaws, or otherwise, is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 21.	Exhibits And Financial Statement Schedules.

(a)	Exhibits:

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 12, 2004, among Saxon Capital, Inc., Saxon REIT, Inc., Saxon Capital Holdings, Inc., and Saxon Merger Corporation is included as Annex A to this proxy statement/prospectus that is part of this Registration Statement. (6)

3.1	Charter of Saxon REIT, Inc. (1)

3.2	Bylaws of Saxon REIT, Inc. (1)

4.1	Form of Common Stock Certificate of Saxon REIT, Inc. (5)

5.1	Opinion of McKee Nelson LLP regarding legality(6)

8.1	Opinion of McKee Nelson LLP regarding tax matters(5)

10.1	Form of Saxon Capital, Inc. 2001 Stock Incentive Plan(2)

10.2	Form of Saxon Capital, Inc. 2001 Employee Stock Purchase Plan, as amended January 7, 2002(2)

10.3	Form of First Amendment to Stock Option Agreement entered into with each of Edward Harshfield, Richard Kraemer, Thomas Wageman, David D. Wesselink, each a Non-Employee Director, dated September 4, 2003(3)

10.4	Friedman, Billings, Ramsey & Co., Inc. Warrant Agreement by and between Saxon Capital Acquisition Corp. and Friedman, Billings, Ramsey & Co., Inc. dated July 6, 2001(2)

10.5	Deed of Lease between Innslake, L.P. and Resource Mortgage Capital, Inc., dated September 15, 1994, as amended(2)

10.6	Lease Agreement by and between Reliance Insurance Company and Meritech Mortgage Services, Inc. dated August 15, 1996, as amended(2)

10.7	Form of Employment Agreement of Michael L. Sawyer(5)

10.8	Form of Employment Agreement of Bradley D. Adams(5)

10.9	Form of Employment Agreement of Robert B. Eastep(5)

21.1	List of Subsidiaries of Saxon REIT, Inc.(4)

23.1#	Consent of Deloitte & Touche LLP with respect to Saxon Capital, Inc.

23.2#	Consent of Deloitte & Touche LLP with respect to Saxon REIT, Inc.

23.3	Consent of McKee Nelson LLP (included in Exhibit 5.1 hereto) (6)

24.1	Power of Attorney(1)

99.1	Consent of Richard A. Kraemer(1)

99.2	Consent of Dennis G. Stowe(1)

99.3	Consent of David D. Wesselink(1)

99.4	Consent of Thomas J. Wageman(1)

99.5	Consent of Edward G. Harshfield(1)

99.6	Form of Proxy Card of Saxon REIT, Inc.(4)

99.7	Saxon Capital, Inc. Financial Statements(4)

#	Filed herewith.

*	To be filed by amendment.

(1)	Previously filed as an exhibit to the Registrant’s Registration Statement on Form S-4 (File No. 333-112834) filed with the Commission on February 13, 2004.

(2)	Incorporated by reference from Registration Statement on Form S-1 of Saxon Capital, Inc., Registration Statement 333-71052, as amended, declared effective by the SEC on January 15, 2002.

(3)	Incorporated by reference from the Quarterly Report on Form 10-Q of Saxon Capital, Inc., filed with the SEC on November 10, 2003.

(4)	Previously filed as an exhibit to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-112834) filed with the Commission on May 24, 2004.

(5)	Previously filed as an exhibit to the Registrant’s Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-112834) filed with the Commission on June 18, 2004.

(6)	Previously filed as an exhibit to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-4 (File No. 333-112834) filed with the Commission on July 14, 2004.

Item 22.	Undertakings.

(a)	The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	The undersigned Registrant hereby undertakes the following:

(1)	That before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed after the effective date of the registration statement through the date of responding to the request.

(d)	The undersigned Registrant hereby undertakes to supply by a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(e)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Richmond, Commonwealth of Virginia, on July 30, 2004.

SAXON REIT, INC.

By:	*/s/ Michael L. Sawyer
Name:	Michael L. Sawyer
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*/s/ Michael L. Sawyer Michael L. Sawyer	Chief Executive Officer and Director (principal executive officer)	July 30, 2004

*/s/ Robert B. Eastep Robert B. Eastep	Chief Financial Officer (principal financial officer and principal accounting officer)	July 30, 2004

*By:	/s/ Richard D. Shepherd
Richard D. Shepherd
Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 12, 2004, among Saxon Capital, Inc., Saxon REIT, Inc., Saxon Capital Holdings, Inc., and Saxon Merger Corporation is included as Annex A to this proxy statement/prospectus that is part of this Registration Statement. (6)

3.1	Charter of Saxon REIT, Inc. (1)

3.2	Bylaws of Saxon REIT, Inc. (1)

4.1	Form of Common Stock Certificate of Saxon REIT, Inc. (5)

5.1	Opinion of McKee Nelson LLP regarding legality(6)

8.1	Opinion of McKee Nelson LLP regarding tax matters(5)

10.1	Form of Saxon Capital, Inc. 2001 Stock Incentive Plan(2)

10.2	Form of Saxon Capital, Inc. 2001 Employee Stock Purchase Plan, as amended January 7, 2002(2)

10.3	Form of First Amendment to Stock Option Agreement entered into with each of Edward Harshfield, Richard Kraemer, Thomas Wageman, David D. Wesselink, each a Non-Employee Director, dated September 4, 2003(3)

10.4	Friedman, Billings, Ramsey & Co., Inc. Warrant Agreement by and between Saxon Capital Acquisition Corp. and Friedman, Billings, Ramsey & Co., Inc. dated July 6, 2001(2)

10.5	Deed of Lease between Innslake, L.P. and Resource Mortgage Capital, Inc., dated September 15, 1994, as amended(2)

10.6	Lease Agreement by and between Reliance Insurance Company and Meritech Mortgage Services, Inc. dated August 15, 1996, as amended(2)

10.7	Form of Employment Agreement of Michael L. Sawyer(5)

10.8	Form of Employment Agreement of Bradley D. Adams(5)

10.9	Form of Employment Agreement of Robert B. Eastep(5)

21.1	List of Subsidiaries of Saxon REIT, Inc.(4)

23.1#	Consent of Deloitte & Touche LLP with respect to Saxon Capital, Inc.

23.2#	Consent of Deloitte & Touche LLP with respect to Saxon REIT, Inc.

23.3	Consent of McKee Nelson LLP (included in Exhibit 5.1 hereto) (6)

24.1	Power of Attorney(1)

99.1	Consent of Richard A. Kraemer(1)

99.2	Consent of Dennis G. Stowe(1)

99.3	Consent of David D. Wesselink(1)

99.4	Consent of Thomas J. Wageman(1)

99.5	Consent of Edward G. Harshfield(1)

99.6	Form of Proxy Card of Saxon REIT, Inc.(4)

99.7	Saxon Capital, Inc. Financial Statements(4)

#	Filed herewith.

*	To be filed by amendment.

(1)	Previously filed as an exhibit to the Registrant’s Registration Statement on Form S-4 (File No. 333-112834) filed with the Commission on February 13, 2004.

(2)	Incorporated by reference from Registration Statement on Form S-1 of Saxon Capital, Inc., Registration Statement 333-71052, as amended, declared effective by the SEC on January 15, 2002.

(3)	Incorporated by reference from the Quarterly Report on Form 10-Q of Saxon Capital, Inc., filed with the SEC on November 10, 2003.

(4)	Previously filed as an exhibit to the Registrant’s Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-112834) filed with the Commission on May 24, 2004.

(5)	Previously filed as an exhibit to the Registrant’s Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-112834) filed with the Commission on June 18, 2004.

(6)	Previously filed as an exhibit to the Registrant’s Amendment No. 4 to the Registration Statement on Form S-4 (File No. 333-112834) filed with the Commission on July 14, 2004.